

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG
TELEPHONE : (852) 2514 4700 FAX : (852) 2521 7198



07021169

14 February 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

SUPPL

Dear Sirs,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Phyllis Ng
Company Secretary

PN/kl
Encl.

和記行(集團)有限公司
香港新界葵涌青山道585至609號和記行大廈A座10字樓



File No. 82-3990

Annex A to Letter to the SEC dated
14 February , 2007 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within three months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	See attached

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. See attached

8. Title: Notification of "Notifiable Transactions"

   Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

9. Title: Notification of Meetings of Board of Directors at which:

   (i) a dividend is declared; or
   (ii) a recommendation to do so is made; or
   (iii) any announcement relating to profits or losses is to be approved for publication

   Date: At least three business days prior to meeting

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. See attached

10. Title: Notification of Reasons for Allotment of Shares

    Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. See attached

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

    (i) decision to make or recommend declaration of distribution to security holders;

    (ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

    (iii) preliminary announcements of profits or losses;

    (iv) proposed changes to capital structure, including redemption of securities; and

    (v) changes to general character of nature of business

    Date: Immediately after meeting; however, must be during non-trading hours

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

    Date: Next business day

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

    Date: Three calendar days after reportable change in ownership

    Entity requiring item:

    HKSE pursuant to the Securities and Futures Ordinance. N/A

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

27. Other:

Title: - Expiry of Share Options See attached

KMC00998.DOC

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

MAJOR AND CONNECTED TRANSACTION
SHARE EXCHANGE AGREEMENT
DELAY IN DISPATCH OF CIRCULAR

The dispatch of the circular relating to the Exchange as announced by the Company in the Announcement will be delayed from Friday, 11 August 2006 to Friday, 29 September 2006 to allow more time to finalize the financial information of Xact to be included in the circular.

Reference is made to the announcement made by the Company dated 20 July 2006 (the "Announcement"), relating to, among others, the Share Exchange Agreement. Unless otherwise defined, terms used in this announcement shall have the same meanings as in the Announcement.

The dispatch of the circular relating to the Exchange will be delayed from Friday, 11 August 2006 to Friday, 29 September 2006 to allow more time to finalise the financial information of Xact to be included in the circular as required under the Listing Rules. An application was made to the Stock Exchange from strict compliance with the requirement under Rule 14.40 of the Listing Rules.

At the date of this announcement, the board of Directors comprises Mr. Wing Sum LEE *(Honorary Chairman)*, Mr. Richard Man Fai LEE *(Executive Chairman and Chief Executive Officer)*, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 11 August 2006.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

主要及關連交易
股份交換協議
延遲寄發通函

有關本公司於該公佈刊發的交換事項之通函將由二零零六年八月十一日(星期五)延遲至二零零六年九月二十九日(星期五)寄發，以令本公司有充分時間完成Xact之財務資料以載入通函。

茲此提述本公司於二零零六年七月二十日就(其中包括)股份交換協議而刊發之公佈(「該公佈」)。除非文義另有所指，否則本公佈所用詞彙與該公佈所界定者具有相同涵義。

由於本公司需要更多時間完成根據上市規則要求之Xact財務資料以載入通函，故有關交換事項之通函將由二零零六年八月十一日(星期五)延遲至二零零六年九月二十九日(星期五)寄發。本公司已向聯交所申請豁免嚴格遵從上市規則第14.40條之規定。

於本公佈日期，董事會成員包括執行董事李永森先生(*榮譽主席*)、李文輝先生(*執行主席兼行政總裁*)、孫志冲先生、李文彬先生、汪滌東先生及許捷成先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年八月十一日

* *僅供識別*

RECEIVED

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

MAJOR AND CONNECTED TRANSACTION
SHARE EXCHANGE AGREEMENT
FURTHER DELAY IN DISPATCH OF CIRCULAR

The dispatch of the circular relating to the Exchange as announced by the Company in the Announcements will be further delayed from Friday, 29 September 2006 to Friday, 27 October 2006 to allow more time to finalise the financial information of Xact to be included in the circular.

Reference is made to the announcements made by the Company dated 20 July 2006 and 11 August 2006, respectively (the "Announcements"), relating to, among others, the Share Exchange Agreement. Unless otherwise defined, terms used in this announcement shall have the same meanings as in the Announcements.

The dispatch of the circular relating to the Exchange will be further delayed from Friday, 29 September 2006 to Friday, 27 October 2006 to allow more time to finalise the financial information of Xact. As at the date of this announcement, Xact has not yet fully provided its financial information to the Company to be included in the circular as required under the Listing Rules. With respect to the information that is available, the Company needs time to work on auditing the same and making GAAP adjustments before being able to present the same in the circular. In addition, since Xact has not provided its audited figures for the purposes of preparing the pro forma financial statements, more time is needed to prepare the pro forma unaudited consolidated financial statements of the Group and to reflect the impact of the Exchange. An application was made to the Stock Exchange from strict compliance with the requirement under Rule 14.38 and Rule 14A.49 of the Listing Rules.

At the date of this announcement, the board of Directors comprises Mr. Wing Sum LEE *(Honorary Chairman)*, Mr. Richard Man Fai LEE *(Executive Chairman and Chief Executive Officer)*, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 29 September 2006

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*
（於百慕達註冊成立之有限公司）
（股份編號：720）

主要及關連交易
股份交換協議
再延遲寄發通函

有關本公司於該公佈刊發的交換事項之通函的寄發日期將由二零零六年九月二十九日（星期五）再延遲至二零零六年十月二十七日（星期五），以便本公司有充分時間完成Xact之財務資料以載入通函。

謹此提述本公司分別於二零零六年七月二十日及二零零六年八月十一日就（其中包括）股份交換協議而刊發之公佈（「該公佈」）。除非文義另有所指，否則本公佈所用詞彙與該公佈所界定者具有相同涵義。

鑒於本公司需要更多時間完成Xact財務資料以載入通函，交換事項之通函的寄發日期將由二零零六年九月二十九日（星期五）再延遲至二零零六年十月二十七日（星期五）。於本公佈日期，Xact尚未向本公司提供上市規則規定需載入通函之其全部財務資料，而現有資料需時審核，並按美國公認會計原則予以調整，以便本公司將有關資料於通函內發佈。此外，Xact尚未就擬定備考財務報表提供其經審核數據。本公司需要更多時間擬定本集團未經審核備考綜合財務報表及反映交換事項的影響。本公司已向聯交所提出申請，豁免嚴格遵從上市規則第14.38及14A.49條之規定。

於本公佈日期，董事會成員包括執行董事李永森先生（*榮譽主席*）、李文輝先生（*執行主席兼行政總裁*）、孫志沖先生、李文彬先生、汪滌東先生及許捷成先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年九月二十九日

* *僅供識別*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

MAJOR AND CONNECTED TRANSACTION
SHARE EXCHANGE AGREEMENT
FURTHER DELAY IN DISPATCH OF CIRCULAR

The dispatch of the circular relating to the Exchange as announced by the Company in the Announcements will be further delayed from Friday, 27 October 2006 to on or before Friday, 10 November 2006 to allow more time to finalise the financial information of Xact to be included in the circular.

Reference is made to the announcements made by the Company dated 20 July 2006, 11 August 2006 and 29 September 2006, respectively (the "Announcements"), relating to, among others, the Share Exchange Agreement. Unless otherwise defined, terms used in this announcement shall have the same meanings as in the Announcements.

The dispatch of the circular relating to the Exchange will be further delayed from Friday, 27 October 2006 to on or before Friday, 10 November 2006 to allow more time to finalise the financial information of Xact for inclusion in the circular. As at the date of this announcement, certain confirmations in respect of financial information set out in the audited financial statements of Xact to be contained in the circular have not been obtained by the auditors. Accordingly, the auditors are not able to finalise the financial statements of Xact for inclusion in the circular pending the receipt of such information. As such, an application was made to the Stock Exchange from strict compliance with the requirement under Rule 14.38 and Rule 14A.49 of the Listing Rules.

At the date of this announcement, the board of Directors comprises Mr. Wing Sum LEE *(Honorary Chairman)*, Mr. Richard Man Fai LEE *(Executive Chairman and Chief Executive Officer)*, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 26 October 2006

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*
(於百慕達註冊成立之有限公司)
(股份編號：720)

主要及關連交易
股份交換協議
再延遲寄發通函

有關本公司於該公佈刊發的交換事項之通函的寄發日期將由二零零六年十月二十七日(星期五)再延遲至二零零六年十一月十日(星期五)或之前，以便本公司有充分時間完成Xact之財務資料以載入通函。

謹此提述本公司分別於二零零六年七月二十日、二零零六年八月十一日及二零零六年九月二十九日就(其中包括)股份交換協議而刊發之公佈(「該公佈」)。除非文義另有所指，否則本公佈所用詞彙與該公佈所界定者具有相同涵義。

鑒於本公司需要更多時間完成Xact財務資料以載入通函，交換事項之通函的寄發日期將由二零零六年十月二十七日(星期五)再延遲至二零零六年十一月十日(星期五)或之前。於本公佈日期，核數師尚未取得需載入通函之某些財務資料的確認書。因核數師未收到該資料，故據此尚未能完成Xact財務資料以載入通函。本公司已向聯交所提出申請，豁免嚴格遵從上市規則第14.38及14A.49條之規定。

於本公佈日期，董事會成員包括執行董事李永森先生(*榮譽主席*)、李文輝先生(*執行主席兼行政總裁*)、孫志沖先生、李文彬先生、汪蘇東先生及許捷成先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年十月二十六日

* *僅供識別*



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

RESULT OF THE SPECIAL GENERAL MEETING

The Board is pleased to announce that an ordinary resolution for the approval of the Agreement in relation to the Disposal was duly passed by the Independent Shareholders at the SGM held on 22 December 2006 by way of poll.

Reference is made to the announcement of the Company dated 14 November 2006 and the circular of the Company dated 4 December 2006 ("the Circular"). Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular.

RESULT OF THE SGM

The Board is pleased to announce that the SGM of the Company was held on 22 December 2006, and Standard Registrars Limited, the Company's share registrar in Hong Kong, was appointed as the scrutineer for the poll at the SGM. An ordinary resolution for the approval of the Agreement in relation to the Disposal was duly passed by the Independent Shareholders at the SGM by way of poll. The poll result in respect of the said resolution (as further detailed in the Circular) is as follows:

Ordinary Resolution	No. of Votes (%)	
	For	Against
To approve the Agreement in relation to the Disposal and to authorise any two directors of the Company to do all acts and things and execute and deliver all documents as may be necessary, desirable or expedient to carry out or to give effect to any or all transactions contemplated under the Agreement.	9,883,351 (76.71%)	3,000,000 (23.29%)

As at the date of the SGM, the number of issued Shares was 221,615,433 Shares. As referred to in the Circular, Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Modern Orbit Limited and their respective associates who were interested in an aggregate of 128,491,216 Shares as at the date of the SGM, representing approximately 58% in aggregate of the issued share capital of the Company, were required to abstain, and did abstain from voting for the resolution at the SGM. As a result, only the Independent Shareholders holding a total of 93,124,217 Shares, representing approximately 42% of the issued share capital of the Company, were entitled to vote for or against the ordinary resolution proposed at the SGM.

At the date of this announcement, the board of Directors comprises Mr. Wing Sum LEE *(Honorary Chairman)*, Mr. Richard Man Fai LEE *(Executive Chairman and Chief Executive Officer)*, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 22 December 2006





WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)
(股份編號:720)

股東特別大會結果

董事會欣然公佈，就出售事項有關之協議而提出的決議已於二零零六年十二月二十二日舉行之股東特別大會上獲獨立股東以投票表決方式正式通過。

謹此提述本公司於二零零六年十一月十四日刊登之公佈和於二零零六年十二月四日刊發之通函(「通函」)。除文義另有所指外，本公佈所用之詞彙與該通函所界定者具有相同涵意。

股東特別大會結果

董事會欣然宣佈股東特別大會已於二零零六年十二月二十二日舉行，而本公司之香港股份登記處準證券登記有限公司獲授權在股東特別大會上擔任投票表決之監票員。就出售事項有關之協議而出的決議已於股東特別大會上獲獨立股東以投票表決方式正式通過，該決議(詳情載於該通函)之票結果如下：

普通決議	投票數目(%)	
	贊成	反對
批准出售事項有關之協議，並授權本公司任何兩名董事在其或彼等認為可能必須、適宜或權宜實行或進行上述協議項下擬進行之任何或所有交易之情況下，作出所有行為與事情，簽立及交付所有文件。	9,883,351 (76.71%)	3,000,000 (23.29%)

於股東特別大會當天，已發行股份數目為221,615,433股股份。誠如通函所述，李文輝先生、余金女士、李文彬先生、Fisherman Enterprises Inc.、Modern Orbit Limited及彼等各自之聯繫人士，於股特別大會當天持有合計128,491,216股股份權益(佔本公司已發行股本合計約58%)，須放棄投贊成票並已經於股東特別大會上放棄就決議案投票。因此，僅持有合計93,124,217(佔本公司已發行股本計約42%)之獨立股東有權就普通決議案於股東特別大會投贊成或反對票。

於本公佈日期，董事會成員包括執行董事李永森先生(榮譽主席)、李文輝先生(執行主席兼行政裁)、孫志沖先生、李文彬先生及汪滌東先生及許捷成先生；及非執行董事余金霞女士；以及獨非執行董事陳文生先生、李卓民先生及張應坤先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年十二月二十二日

* 僅供識別



Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

To : Mr. Wing Sum LEE
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI
Mr. Raymond Cho Min LEE
Mr. Boon Seng TAN
Mr. Ying Kwan CHEUNG
Ms. Kam Har YUE

Notice is hereby given that a Meeting of the Directors of the Company will be held at the Executive Conference Room, The JW Center (LG level), JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 19 September 2006 at 11:00 a.m. for the following purposes:-

AGENDA

(1) To approve the unaudited consolidated interim results of the Group for the six months ended 30 June 2006.

(2) To consider the payment of an interim dividend for the six months ended 30 June 2006, if any.

(3) To approve the draft press announcement of the interim results and the draft interim report for the six months ended 30 June 2006.

(4) To authorize the release of the interim results.

(5) To review the Management Plan for the period ending 31 December 2006.

(6) To note the list of documents under seal approved for the period from 1 January 2006 to 30 June 2006.

(7) To ratify the publication of announcements for the period from 1 January 2006 to 30 June 2006.

(8) To transact any other business.

Dated this the 13th day of September 2006.

Phyllis Sum Yu NG
Company Secretary



表格 ARF1

Companies Registry
公司註冊處

RECEIVED

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Year of Annual Return 周年申報表年度

2006

(Note 註 2) 3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2005	To 至	31	12	2005

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名：

(Name 姓名)：(Phyllis Sum Yu NG)

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

Date 日期： 26 June 2006

Your Receipt
Companies Registry
H.K.

26/06/2006 16:31:49
Submission No.: 228039251/1
CR NO.: F0005056
Sh. Form.: ARF1

Revenue Code	Amount(HKD)
109	$140.00

Receipt No.	Method	Amount(HKD)
282280031821	Chq	$140.00
Total Paid		$140.00

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址
Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn.: The Company Secretary

For 請勿

Specification No. 1/98
指明編號第 1/98 號

2005
ANNUAL REPORT 年報







Certified True Copy



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司) (Stock Code 股份代號: 720)

The Art of Living
生活藝術

Your Receipt
Companies Registry
H.K.

26/06/2006 16:31:49
Submission No.: 228039251/2
CR NO.: F0005056
Sh. Form.: ACF

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
282280051822	Chq	$20.00

Total Paid $20.00

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 4 November 2006

Present: Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Option(s)**

It was noted that Pursuant to the Clause 7(a) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991, the Option(s) should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Option(s) listed on the Appendix lapsed as at the respective expiry date(s).

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Share Option(s) should be lapsed due to the expiry of the Option Period

Name of the employee	Expiry date of the Option Period	No. of Option(s) lapsed 1991 Share Option Scheme
LIANG Dao Davy	4-Nov-06	471,947
Total no. of share option(s) lapsed		471,947

X RL

X SS

X MBL

X JW

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

主要交易
出售於中華人民共和國成立之合營企業的股本權益
暫停買賣

出售及轉讓

於二零零六年六月三十日，

(i) 本公司之全資附屬公司和記電業(環球)、江門洗衣機及Candy訂立購股及認購協議，內容為有關(其中包括)和記電業(環球)以現金代價人民幣50,000,000元(相等於約48,500,000港元)出售其於金羚電器之50%股本權益，惟出售代價可能有所調整。

(ii) 本公司之全資附屬公司和記電業、金羚電器及Candy訂立產品經銷權轉讓協議，以現金代價人民幣6,000,000元(相等於約5,800,000港元)將經銷權轉讓予Candy。

(iii) 和記電業(環球)、江門洗衣機和金羚電器訂立職工補償協議書，支付職工補償金。據此，和記電業(環球)須負責支付不超過人民幣15,000,000元(相等於約14,600,000港元)的職工補償金。

江門洗衣機現持有金羚電器50%股本權益。除披露以外，經所有合理查詢後，據董事所知、所悉和所信，江門洗衣機及其最終實益擁有人均為獨立第三方。經所有合理查詢後，據董事所知、所悉和所信，Candy及其最終實益擁有人均為獨立第三方。

根據上市規則，出售(包括支付職工補償金)及轉讓共同構成本公司之主要交易，須獲股東之批准。概無股東須就有關出售及轉讓之決議案放棄投票。控股股東(於本公佈日期合共擁有本公司已發行股本約57.98%權益)已於二零零六年七月四日以書面形式批准購股及認購協議、產品經銷權轉讓協議、職工補償協議書及和記電業(環球)和和記電業據此對其各自責任之履行。控股股東之書面批准獲接納可取代上市規則第14.44條規定須召開之股東大會，因此將不會就批准購股及認購協議、產品經銷權轉讓協議、職工補償協議書，據此擬進行之出售、轉讓和支付職工補償金召開股東大會。

一份載有購股及認購協議、產品經銷權轉讓協議、職工補償協議書、據此擬進行之出售及轉讓和支付職工補償金詳情之通函，將於實際可行情況下儘快寄發予各股東。

暫停買賣及修訂股份合併之時間表

本公司之股份已於二零零六年六月十二日(星期一)上午九時三十分起暫停買賣，並將繼續暫停，以待刊發有關一項可能進行根據上市規則須予公佈交易之公佈。

由於本公司股份暫停買賣並為給予足夠時間以進行平行買賣及免費更換股票，合併股份(以現有或新股票形式)之平行買賣之最後日期，以及交回現有股票以更換新股票之最後日期將會延長。本公司將會另行公佈經修訂之時間表。

A. 出售及轉讓

1. 購股及認購協議

於二零零六年六月三十日，本公司之全資附屬公司和記電業(環球)、江門洗衣機及Candy訂立購股及認購協議，內容為有關(其中包括)和記電業(環球)以現金代價人民幣50,000,000元(相等於約48,500,000港元)出售其於金羚電器之50%股本權益，惟出售代價可能根據下文「出售代價之調整」一段所載作出調整。出售代價將於完成時(惟不得遲於二零零六年十月十八日)由Candy向和記電業(環球)支付。

江門洗衣機現持有金羚電器50%股本權益。除披露以外，經所有合理查詢後，據董事所知、所悉和所信，江門洗衣機及其最終實益擁有人均為獨立第三方。江門洗衣機為金羚集團之投資控股單位，主要從事製造洗衣機、電機、空調及家用電器。

據董事所知，在訂立購股及認購協議之前，Candy與本公司、和記電業(環球)、和記電業、江門洗衣機及金羚電器並無任何關係。經所有合理查詢後，據董事所知、所悉和所信，Candy及其最終實益擁有人均為獨立第三方。Candy為Candy集團之成員(一家私有集團)，主要從事設計及製造家用電器。

出售須待於交易完成日期或以前履行(其中包括)以下條件：

(a) (i)江門洗衣機與金羚電器簽訂商標轉讓合約，將江門洗衣機已於中國、香港、澳門特別行政區及台灣註冊或申請註冊之「金羚」系列商標轉讓予金羚電器，代價為人民幣25,000,000元(相等於約24,300,000港元)；及(ii)終止江門洗衣機與金羚電器所訂立，日期為二零零四年五月二十八日之商標使用許可合約；

(b) 簽訂產品經銷權轉讓協議；

(c) 中國機關批准購股及認購協議，由Candy與江門洗衣機因購股及認購協議項下擬進行之交易轉讓取代和記電業(環球)及江門洗衣機簽訂之現有合營企業協議而簽訂之新合營企業協議及金羚電器之新組織章程；

(d) 國家工商行政管理局重新發出登記江門洗衣機及Candy為金羚電器股東之營業執照；

(e) 江門洗衣機授權金羚電器使用江門洗衣機擁有之洗衣機產品專利；

(f) 將由金羚電器現時用作辦事處之若干物業登記到金羚電器名下；

(g) 按「出售代價之調整」一段所載之方式完成出售代價之調整；及

從而專注調配資源擴展本集團以高消費者為對象之生活方式品牌及產品，以迎合特別是中國內地客戶之增長需求。出售及轉讓乃本集團將金羚電器之虧損減至最低之解決方案。出售及轉讓之所得款項總額為人民幣56,000,000元(相等於約54,300,000港元)(假設出售代價並無調整)，將用作營運資金。

根據本集團於二零零五年十二月三十一日在金羚電器之投資價值52,900,000港元，出售及轉讓後，於截至二零零六年十二月三十一日止之財政年度(假設出售於該財政年度內完成)，本集團將確認約1,400,000港元之收益(尚未計算出售代價之任何調整及和記電業(環球)分佔職工補償金之款項)。

考慮到上述因素，董事認為出售及轉讓之條款均屬公平合理，且符合本公司及本公司股東之整體利益。

C. 一般資料

根據上市規則，出售(包括支付職工補償金)及轉讓共同構成本公司之主要交易，須獲股東批准。概無股東須就有關出售及轉讓之決議案放棄投票。控股股東(於本公佈日期合共擁有本公司已發行股本約57.98%權益)已於二零零六年七月四日以書面形式批准購股及認購協議、產品經銷權轉讓協議、職工補償協議書以及和記電業(環球)和和記電業據此對其各自責任之履行。控股股東之書面批准獲接納可取代上市規則第14.44條規定須召開之股東大會，因此將不會就批准購股及認購協議、產品經銷權轉讓協議、職工補償協議書、及據此擬進行之出售、轉讓和支付職工補償金召開股東大會。

一份載有購股及認購協議、產品經銷權轉讓協議、職工補償協議書及據此擬進行之出售、轉讓和支付職工補償金詳情之通函，將於實際可行情況下儘快寄發予各股東。

D. 暫停買賣及修訂股份合併之時間表

本公司之股份已於二零零六年六月十二日(星期一)上午九時三十分起暫停買賣，並將繼續暫停，以待刊發有關一項根據上市規則須予公佈交易之公佈。本公司現正就本公司附屬公司及一名獨立第三方可能進行之股份互換安排，與一名獨立第三方進行磋商。本公司將會儘早作出有關之公佈。

由於本公司股份暫停買賣並為給予足夠時間以進行平行買賣及免費更換股票，合併股份(以現有及新股票形式)之平行買賣之最後日期，以及交回現有股票以更換新股票之最後日期將會延長。本公司將會另行公佈經修訂之時間表。

出售代價乃由各訂約方按公平原則磋商釐定及參考載於本公司賬簿內關於和記電業（環球）於金羚電器之投資賬面值。

於交易完成日期Candy應付和記電業（環球）之出售代價將按元基準在人民幣111,034,255.26元（相等於約107,700,000港元）（「參考權益淨值」）與完成交易權益淨值之間之差異予以調整。

參考權益淨值乃根據中國會計準則編製金羚電器截至二零零五年十二月三十一日止年度之經審核財務報表所示於二零零五年十二月三十一日之金羚電器權益淨值。

完成交易權益淨值乃根據中國會計準則編製金羚電器截至二零零六年六月三十日止六個月之未經審核財務報表所示於二零零六年六月三十日金羚電器權益淨值，減參考權益淨值後，除以180日乘以自二零零六年一月一日至交易完成日期前第二日之間之日數加參考權益淨值。

根據購股及認購協議，倘：

(a) 完成交易權益淨值高於參考權益淨值，於交易完成日期Candy應付和記電業（環球）之出售代價應按超出參考權益淨值金額之50%調高；及

(b) 完成交易權益淨值低於參考權益淨值，於交易完成日期Candy應付和記電業（環球）之出售代價應按低於參考權益淨值金額之50%調低，惟倘若經調整價低於人民幣34,000,000元（相等於約33,000,000港元），和記電業（環球）將有權終止購股及認購協議。

3. 提供銀行擔保

根據購股及認購協議，和記電業（環球）及江門洗衣機已於交易完成日期前就有關金羚電器之事務提供若干保證，並已承諾就違反以下各項向Candy作出賠償：

i. 有關稅項、職工、社會保障及環境事宜之保證，直至適用法定限期到期後六十天為止；及

ii. 有關除上述(i)所指以外之所有事宜之保證，直至批准金羚電器截至二零零七年十二月三十一日止年度財務報表之日期。

就違反該等保證而言，除因稅務事宜及欺騙行為（在該情況下和記電業（環球）之最高責任限於調整後之出售代價）外，和記電業（環球）之最高責任為相等於人民幣11,000,000元（相等於約10,700,000港元）。為擔保履行其責任，和記電業（環球）將於交易完成日期向Candy交付一項相等於人民幣11,000,000元之銀行擔保，到期日為二零零九年六月三十日。

4. 金羚電器

金羚電器於一九九四年九月十六日在中國江門成立。於購股及認購協議訂立之日期，金羚電器之註冊資本為人民幣263,500,000元（相等於約255,600,000港元），由和記電業（環球）及江門洗衣機各出資人民幣131,750,000元（相等於約127,800,000港元）。金羚電器之損益由和記電業（環球）及江門洗衣機由彼等各自所佔股本權益按比例分攤50%。金羚電器之業務範圍包括製造和買賣家用電器如洗衣機，及提供相關之保養服務。金羚電器之經營期限為30年，由一九九四年九月十六日至二零二四年九月十五日。

於完成出售後，本公司將不再擁有任何金羚電器之權益。

本公司於金羚電器之權益在本公司之經審核綜合財務報表內入賬為於聯營公司之權益，於二零零四年十二月三十一日及於二零零五年十二月三十一日之價值分別為75,161,000港元及52,930,000港元。

就本集團於金羚電器之50%股本權益，於截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個年度的應佔虧損，分別為17,483,000港元及23,455,000港元。

5. 產品經銷權轉讓協議

於二零零六年六月三十日，和記電業、金羚電器及Candy訂立產品經銷權轉讓協議，以現金代價人民幣6,000,000元（相等於約5,800,000港元）將經銷權轉讓予Candy。產品經銷權轉讓協議將於交易完成日期開始生效。

根據和記電業與金羚電器訂立之出口經銷合約，日期為一九九四年十月二十九日，和記電業獲授經銷權。訂約方須訂立產品經銷權轉讓協議，據此，和記電業在出口經銷合約下之經銷權將轉讓予Candy，由交易完成日期開始生效，此乃購股及認購協議其中一條條款。

6. 職工補償協議書

於二零零六年六月三十日，和記電業（環球）、江門洗衣機和金羚電器訂立職工補償協議書，支付職工補償金。據此，和記電業（環球）須負責不超過人民幣15,000,000元（相等於約14,600,000港元）的職工補償金。

根據中國適用的法律和法規，金羚電器須因購股及認購協議項下擬進行之交易而終止現有職工合約，向其僱員支付補償金，金額由江門勞動和社會保障局釐定。須付之職工補償金金額須由江門勞動和社會保障局於交易完成日期或以前釐定（購股及認購協議一「出售及轉讓」一段所指之條件(h)），此乃完成購股及認購協議之先決條件。

根據職工補償協議書，職工補償金的金額由和記電業（環球）和江門洗衣機平分，惟和記電業（環球）須支付的金額不會超過人民幣15,000,000元（相等於約14,600,000港元）。倘應由和記電業（環球）支付的[illegible]民幣15,000,000元，超過人民幣15,000,000元（相等於約[illegible]元）的金額由江門洗衣機負責支付。

B. [illegible]之理由及所得款項用途

[illegible]

誠如本公司之二零零五年年報所述，雖然金羚電器於截至二零零五年十二月三十一日止年度之銷售增加人民幣29,600,000元達至人民幣494,300,000元，本集團仍然因為原材料成本上升對金羚電器之毛利率造成不利影響而需承擔23,500,000港元之虧損。本集團之公司策略為尋找解決方案，將其於金羚電器之投資虧損減至最少，

而訂立之協議；

「轉讓」 指 和記電業根據產品經銷權轉讓協議將經銷權轉讓予Candy；

「Candy」 指 Candy Elettrodomestici S.r.l.，一家根據意大利法律註冊成立之公司，並為獨立第三方；

「交易完成日期」 指 完成購股及認購協議之日期，不遲於二零零六年十月十八日；

「完成交易權益淨值」 指 呈列於二零零六年六月三十日按中國會計準則編製之金羚電器未經審核財務報表之權益淨值減參考權益淨值後，除以180日乘以二零零六年一月一日至交易完成日期前第二日之間之日數加參考權益淨值；

「本公司」 指 和記行（集團）有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；

「控股股東」 指 Modern Orbit Limited、李文輝先生、何秀月女士、李文彬先生、Fisherman Enterprises Inc.及余金霞女士，彼等合共擁有本公司128,491,216股股份之權益，佔本公司於本公佈日期之已發行股本約57.98%；

「董事」 指 本公司董事；

「出售」 指 和記電業（環球）根據購股及認購協議向Candy出售金羚電器50%之股本權益；

「出售代價」 指 出售代價為人民幣50,000,000元（相等於約48,500,000港元），須按「出售代價之調整」一段所載作出調整；

「經銷權」 指 根據出口經銷合約，於全球（中國以外）分銷由金羚電器製造或分銷之產品之權利；

「出口經銷合約」 指 金羚電器及和記電業於一九九四年十月二十九日就經銷權而訂立之協議；

「本集團」 指 本公司及其附屬公司，而本集團成員公司按此詮釋；

「香港」 指 中國香港特別行政區；

「獨立第三方」 指 與本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士（定義見上市規則）概無關連之獨立第三方；

「江門洗衣機」 指 江門市洗衣機廠，金羚電器之中方，於本公佈日期，持有金羚電器50%之股份；

「金羚電器」 指 金羚電器有限公司，一家於中國成立之中外合營企業；

「職工補償金」 指 根據中國有關法律和法規，就因購股及認購協議項下擬進行之交易而終止現有職工合約而須付之補償金，該金額由江門勞動和社會保障局釐定，並由和記電業（環球）及江門洗衣機所應承擔；

「職工補償協議書」 指 和記電業（環球）、江門洗衣機和金羚電器於二零零六年六月三十日就支付職工補償金訂立的協議書；

「上市規則」 指 聯交所證券上市規則；

「和記電業（環球）」 指 和記電業（環球）有限公司為本公司之全資附屬公司；

「中國」 指 中華人民共和國，僅就本公佈而言，不包括香港、澳門特別行政區及台灣；

「購股及認購協議」 指 和記電業（環球）、江門洗衣機及Candy於二零零六年六月三十日就有關（其中包括）出售而訂立之協議；

「聯交所」 指 香港聯合交易所有限公司；

「和記電業」 指 和記電業有限公司，為本公司之全資附屬公司；

「港元」 指 港元，香港之法定貨幣；

「人民幣」 指 人民幣，中國之法定貨幣。

於本公佈日期，董事會成員包括執行董事李永森先生（*榮譽主席*）、李文輝先生（*執行主席兼行政總裁*）、孫志沖先生、李文彬先生、汪滌東先生及許捷成先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

在本公佈內，人民幣1.00元相當於0.97港元。有關匯率僅供參考，並不表示任何金額已經或曾可或可以按此匯率或任何其他匯率兌換。

* *僅供識別*

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年七月六日

以下為股份合併的時間表：

	二零零六年
股份合併之生效日期	六月十五日（星期四）下午四時正
買賣每手買賣單位為2,000股股份之現時櫃檯關閉	六月十六日（星期五）上午九時三十分
買賣每手買賣單位為200股合併股份（以綠色股票形式買賣）之臨時櫃檯開啟	六月十六日（星期五）上午九時三十分
免費換領合併股份之新藍色股票之首日	六月十六日（星期五）
買賣每手買賣單位為5,000股每股面值1.00港元之合併股份（「股份」）（以藍色股票形式買賣）之現時櫃檯重開	六月三十日（星期五）上午九時三十分
合併股份（以新藍色股票及現有綠色股票形式）並行買賣開始	六月三十日（星期五）上午九時三十分
本公司股份（以合併股份形式）恢復買賣	七月二十四日（星期一）上午九時三十分
受委任之經紀開始在市場上提供對盤服務	七月二十四日（星期一）
合併股份（以新藍色股票及現有綠色股票形式）並行買賣結束	八月十四日（星期一）下午四時正
受委任之經紀終止在市場上提供對盤服務	八月十四日（星期一）
買賣每手買賣單位為200股合併股份（以現有綠色股票形式買賣）之臨時櫃檯關閉	八月十四日（星期一）下午四時正
交回股票，免費換領合併股份之新藍色股票之最後時間及日期	八月十八日（星期五）

股份合併於二零零六年六月十五日（星期四）下午四時正起生效後，緊接於股份合併生效日期前發行的任何數目股份的所有現有綠色股票均被視為股票，並可作為該數目股份的十分之一的有效所有權文件。本公司將就合併股份發出新股票（將為藍色）。待合併股份於二零零六年七月二十四日（星期一）在聯交所恢復買賣後，會安排於聯交所以現有綠色股票形式及新藍色股票形式進行合併股份之並行買賣安排。買賣合併股份的買賣安排載列如下：

(i) 由二零零六年六月十六日（星期五）上午九時三十分起，買賣每手買賣單位為2,000股股份（股份代號：720）的原有櫃檯暫時關閉。以現有綠色股票代表每手買賣單位為200股合併股份（股份代號：2962）的臨時櫃檯設立。任何一張現有股票（不論股份數目）將被視為一張股票，及就二零零六年七月二十四日（星期一）上午九時三十分至二零零六年八月十四日（星期一）下午四時正進行的合併股份交易，現有股票可作為交收及交付之有效所有權文件，股數相當於該數目股份十分之一。股份的現有綠色股票只可於此臨時櫃檯（股份代號：2962）進行買賣；

(ii) 由二零零六年七月二十四日（星期一）上午九時三十分起，買賣每手買賣單位為5,000股合併股份（股份代號：720）的原有櫃檯將會恢復買賣。只有合併股份的新藍色股票可於此櫃檯進行買賣；

(iii) 由二零零六年七月二十四日（星期一）上午九時三十分起至二零零六年八月十四日（星期一）（首尾兩日包括在內），上述第(i)及第(ii)項所述的櫃檯將會進行並行買賣；及

(iv) 買賣以現有綠色股票代表每手買賣單位為200股合併股份（股份代號：2962）的臨時櫃檯將於二零零六年八月十四日（星期一）營業時間結束後撤除。其後，買賣合併股份只可以每手買賣單位為5,000股合併股份的新藍色股票代表，而股份的現有綠色股票將不再於市場流通，及將不獲接納為買賣及交收之用。

股東可由二零零六年六月十六日（星期五）起至八月十八日（星期五）（首尾兩日包括在內）將現有綠色股票送交本公司的香港股份過戶登記分處標準證券登記有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓），以換領合併股份的新藍色股票（基準為十股股份換領一股合併股份），有關費用由本公司支付。

此後，交回股份股票，則須就所註銷的股份的每張股票或為合併股份發出的每張新股票（以股票數目較多者為準）支付2.50港元的費用（或聯交所不時可能指定的較高款額），才可換領新股票。然而，股份的股票將繼續是股份法定所有權的良好證據，並可隨時換領合併股份的股票。

預期，股份的現有股票交往標準證券登記有限公司當日起計十個營業日內將可領取合併股份的新股票。除非另有指示，新股票將以每手買賣單位為5,000股合併股份的新股票發出。

股份合併可能產生合併股份的碎股。為減低股東在買賣合併股份碎股遇到之困難，本公司已委任南華證券投資有限公司為代理，以「竭盡所能」基準，由二零零六年七月二十四日（星期一）起至二零零六年八月十四日（星期一）（首尾兩日包括在內）替股東就出售及購買股份合併產生合併股份碎股進行對盤。該項安排旨在方便該等股東出售合併股份的碎股或補足所持有合併股份的碎股至完整買賣單位。如欲利用此項安排的股東，可於上述期間聯絡南華證券投資有限公司的胡立雄先生，地址為香港中環花園道1號中銀大廈28樓（電話號碼：(852) 2845-6636）。股東務須留意，本公司不能保證能夠成功為買賣合併股份的碎股提供對盤服務。股東如對上述安排有任何疑問，應諮詢彼等的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

F. 釋義

在本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「Adamczyk先生」	指	Herbert Adamczyk先生，於本公佈日期擁有勵安已發行股本約10%之權益，亦為勵安之董事；
「資產轉讓」	指	按本公佈「股份交換協議－先決條件」一段先決條件(e)所規定，於交換完成前將Xact之所有業務及資產轉讓予一名（或多名）第三方；

香港聯合交易所有限公
或任何部份內容而產生

於二零零六年七月十
司償還債務人民幣98,
由於交易的適用百分
（其中包括）收購事項

背景

於二零零六年七月十八
收購儀征大明的全部股
償還債務人民幣98,577,

根據中國法例，任何出
明的股本權益的建議必
上海產權交易所刊登公
出售予出價最高的合資
人，則該投標人將繼續
零六年六月二十三日就
交標書，由於在二零零
日期，上海產權交易所
團與買方於二零零六年

買方須就收購事項獲得
安排就股權變更而修改

本公司的中國法律顧問
例及法規收購國有資產
限。

收購協議

日期

二零零六年七月十八日

訂約方

買方：　天虹（
賣方：　儀化集
　　　　常州政

買方的擔保方：　江蘇世

於本公佈發表當日，儀
擁有80%及20%的權益。
信，儀化集團公司連同
各自的聯繫人士為獨立
事、行政總裁及主要股
方。

將予收購的權益

儀征大明的全部股本權

代價

總代價為人民幣98,577,
(i) 人民幣1元以轉讓
(ii) 促使代表儀征大
98,577,900元。

於二零零五年十月三十
資料的參考日期，促
133,000,000元，並已在上
價乃經綜合計算以下各

轉讓儀征大明的全部股本
於二零零五年十月三十一
應付儀化集團公司的金
(a) 扣減：儀化集團公司
在上海產權交易所公佈的
(b) 扣減：用以清償於二
結欠儀化集

「完成」	指	根據股份交換協議之條款完成之交換事項；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之獲豁免公司，其股份於聯交所上市；
「先決條件」	指	於本公佈內「股份交換協議－先決條件」一段所載之交換事項之先決條件，而各自為一項「先決條件」；
「控股股東」	指	Modern Orbit Limited、李文輝先生、何秀月女士、李文彬先生、Fisherman Enterprises Inc.及余金霞女士之統稱，於本公司合共擁有128,491,216股股份權益，相當於本公司於本公佈日期已發行股本約57.98%；
「合併股份」	指	本公司股本中每股面值1.00港元之股份
「Corich」	指	Corich Enterprises, Inc.，一家於英屬處女群島註冊成立之公司及為本公司之間接全資附屬公司；
「轉換」	指	按本公佈「股份交換協議－先決條件」一段先決條件(d)所規定，於交換事項完成前將尚未行使之10%可贖回有抵押可換股票據及本金額為950,000美元之票據轉換為5,029,337股Xact股份及16,600,000股Xact股份；
「董事」	指	本公司之董事；
「交換事項」	指	股份交換協議項下擬進行轉讓勵安之股本49%予Xact以換取優先可換股；
「本集團」	指	本公司及其附屬公司，而本集團之成員公司按此詮釋；
「香港財務報告準則」	指	香港財務報告之準則；
「香港」	指	中國香港特別行政區；
「獨立第三方」	指	與本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士(定義見上市規則)概無關連之獨立第三方；
「上市規則」	指	聯交所證券上市規則；
「中國」	指	中華人民共和國，就本公佈而言，不包括香港、澳門特別行政區及台灣；
「優先可換股」	指	Xact每股面值0.001美元之優先可換股，不能於市場買賣，其權利載於本公佈「股份交換協議－優先可換股之權利」一段；
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	Fred De Luca先生，Xact之控股股東及獨立第三方，於本公佈日期擁有Xact已發行股本中約44.2%之權益，亦為Xact的董事；
「聯交所」	指	香港聯合交易所有限公司；
「股份合併」	指	本公司於二零零六年四月十一日刊發之公佈及於二零零六年四月二十五日刊發之通函公佈將股本中十股每股面值0.10港元之股份合併為一股面值1.00港元之合併股份，此項目已經在二零零六年六月十五日舉行之股東特別大會通過；
「股份交換協議」	指	於二零零六年七月十五日由Corich、Adamczyk先生、Xact、股東及勵安就交換事項訂立之股份交換協議，以取代及替代日期為二零零六年六月九日訂立之股份交換協議；
「勵安」	指	勵安有限公司，一家於香港註冊成立之公司，於本公佈日期，由Corich持有其約90%之股權；
「勵安集團」	指	勵安及其附屬公司，於本公佈內「勵安於交換事項完成之前及之後之股權架構」一段所載之圖表所示；
「勵安股份」	指	勵安股本中每股面值100港元之股份；
「美國公認會計原則」	指	美國公認之會計原則；
「美國」	指	美利堅合眾國；
「Xact」	指	Xact Aid, Inc，一家於美國內華達州註冊成立之公司，其股份在美國場外電子交易板買賣；
「Xact股份」	指	Xact 每股面值0.001美元之普通股；
「港元」	指	港元，香港之法定貨幣；
「美元」	指	美元，美國之法定貨幣。

於本公佈日期，董事會成員包括執行董事李永森先生(名譽主席)、李文輝先生(執行主席兼行政總裁)、孫志沖先生、李文彬先生、汪滌東先生及許捷成先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

在本公佈內，1.00 美元相等於7.80 港元。有關匯率僅供參考，並不表示任何金額已經或曾經可以或可以按此匯率或任何其他匯率兑換。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年七月二十日

• *僅供識別*

所有應付結餘
(c) *扣減*：儀征大明從二零
一日至二零零
三十日所引致
(d) *增加*：於二零零五年
二零零六年六
向儀征大明提
集團公司股東

代價

附註：
(a) 於二零零五年十月三
審核尚未償還結餘為人
當中的人民幣81,30
133,000,000元。
(b) 根據買賣協議，儀化集
月三十一日應付儀化
扣除。
(c) 根據買賣協議，儀化集
五年十月三十一日)
向買方作出補償。

就(b)及(c)項而言，買方
方的應付款項及自二零
十日所引致的虧損不應
賣協議前引致。

根據上表，儀化集團公
126,572,100元，即(a)初步
以清償於二零零五年十
的所有應付結餘的所須
從二零零五年十一月一
損人民幣15,975,400元的
化集團公司已豁免
63,300,000元，而餘下的
於訂立買賣協議日期後

支付款項的條款
代價須由買方以下列方
(i) 於簽訂買賣協議之
人民幣1元；
(ii) 人民幣29,573,370
30%，由買方於簽
買方就拍賣儀征
26,000,000元的訂
(iii) 餘額最多人民幣69
員償付計劃的產生
支付予儀化集團公

代價將由本集團內部資

條件
根據買賣協議所列的條
方可作實(其中包括)
(i) 根據上海產權交易
(ii) 買方同意實行經
(iii) 於收購事項完成之
土地使用權由國有
(iv) 賣方同意就因是次
的任何稅項、罰款
元。

完成
完成須於緊隨以上所有
日內達成。

倘因賣方並無履行其
成，買方有權獲退款人
人民幣26,000,000元的
議的責任而導致條件
26,000,000元將被沒收
的時間表支付款項，就
幣133,000,000元的0.05

根據買賣協議，並無最

儀征大明的資料
儀征大明於一九九二年
常州政府擁有80%及20
紗線、成衣及睡房產品
人民幣32,150,000元(

儀征大明位於中國江

以下為儀征大明經審
計原則編製：

營業額
除稅前後虧損

A



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：720）

二零零六年中期業績（未經審核）

和記行（集團）有限公司為一間控股公司，其主要附屬公司為亞洲地區（包括中華人民共和國內地（中國）、香港、澳門、新加坡及馬來西亞）之客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家居電器產品、包括汽車音響之影音電器產品、汽車及汽車配件、機動遊艇及其他電子產品。

業績

簡明綜合損益表
截至六月三十日止六個月

	附註	二零零六年 港幣千元 （未經審核）	二零零五年 港幣千元 （未經審核） （重列）
營業額	2	308,211	324,610
銷售成本		(244,929)	(261,026)
毛利		63,282	63,584
其他收入		5,337	4,487
分銷費用		(23,176)	(23,922)
行政費用		(51,244)	(44,014)
投資物業公平值收益		–	6,707
債務清償收益		–	88,178
經營（虧損）／盈利	3	(5,801)	95,020
財務費用		(4,925)	(2,258)
應佔一家聯營公司業績		317	(967)
除稅前（虧損）／盈利		(10,409)	91,795
所得稅開支	4	(6)	(12,426)
		(10,415)	79,369
持作買賣之非流動資產期內虧損	6	(6,093)	(3,008)
期內（虧損）／盈利		(16,508)	76,361
應佔：			
本公司權益持有人		(16,685)	76,378
少數股東權益		177	(17)
		(16,508)	76,361
本公司權益持有人應佔之每股（虧損）／盈利－基本及攤薄	5	(7.53)仙	34.46仙
股息		無	無

簡明綜合資產負債表

	附註	二零零六年 六月三十日 港幣千元 （未經審核）	二零零五年 十二月三十一日 港幣千元 （經審核）
非流動資產			
投資物業		181,452	200,847
物業、廠房及設備		120,180	102,664
商譽		2,479	2,306
聯營公司權益		8,072	60,545
可供出售金融資產		527	527
遞延稅項資產		6,300	6,300
		319,010	373,189
流動資產			
存貨		133,772	81,157
持作出售物業		24,851	24,851
貿易往來及其他應收賬款		87,276	103,942
應收聯營公司款項		7,737	4,528
其他以公平值計入損益的金融資產		20	20
衍生金融工具		–	3,910
銀行結存及現金		8,717	24,009
		262,373	242,417
持作買賣之非流動資產	6	172,138	–
		434,511	242,417
流動負債			
貿易往來及其他應付賬款		126,359	118,832
司法索償撥備		30,656	30,656
應付票據		25,685	18,160
應付稅項		182	421

二零零五年

	空調產品 港幣千元 （未經審核）	影音設備及其他電器產品 港幣千元 （未經審核）	汽車及汽車配件 港幣千元 （未經審核）	直銷 港幣千元 （未經審核）	物業投資 港幣千元 （未經審核）	集團之間抵銷 港幣千元 （未經審核）	綜合賬目 港幣千元 （未經審核） （重列）
營業額							
外部銷售收益	54,620	116,106	152,107	1,777	–	–	324,610
業務之間銷售收益	31	45	–	31	–	(107)	–
營業總額	54,651	116,151	152,107	1,808	–	(107)	324,610
業績							
分類業績	2,814	3,332	1,381	(979)	8,440	130	15,118
債務清償收益							88,178
未分配之公司支出							(8,276)
經營盈利							95,020
財務費用							(2,258)
應佔一家聯營公司業績	–	–	(967)	–	–	–	(967)
除稅前盈利							91,795
所得稅開支							(12,426)
							79,369
持作買賣之非流動資產期內虧損	–	(3,008)	–	–	–	–	(3,008)
期內盈利							76,361

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國（香港及澳門除外）（「中國」）及澳門。下表按市場地區分析本集團之營業額（不論商品／服務之原產地）：

	地區分類之營業額 截至六月三十日止六個月 二零零六年 港幣千元 （未經審核）	二零零五年 港幣千元 （未經審核）	對經營業績之貢獻 截至六月三十日止六個月 二零零六年 港幣千元 （未經審核）	二零零五年 港幣千元 （未經審核）
香港	257,383	260,480	(2,688)	10,676
新加坡	25,802	29,668	877	673
馬來西亞	13,533	14,260	784	721
中國	3,746	7,198	(871)	(2,229)
澳門	7,747	12,447	108	679
其他	–	557	–	111
	308,211	324,610	(1,790)	10,631
其他收入			5,337	4,487
未分配之公司支出			(9,348)	(8,276)
債務清償收益			–	88,178
經營（虧損）／盈利			(5,801)	95,020

3. 經營（虧損）／盈利

經營（虧損）／盈利已扣除及（計入）：

	截至六月三十日止六個月 二零零六年 港幣千元 （未經審核）	二零零五年 港幣千元 （未經審核）
存貨成本（已計入銷售成本之內）	244,173	261,051
折舊：		
－自置資產	3,580	2,728
－融資租賃資產	76	87
僱員成本（包括董事酬金）		
－薪金及津貼	31,132	31,327
－退休福利計劃供款	1,336	1,130
銀行利息收入	(77)	(5)

4. 所得稅開支

	截至六月三十日止六個月 二零零六年 港幣千元 （未經審核）	二零零五年 港幣千元 （未經審核）
稅項開支包括：		
本期間稅項：		
香港利得稅	–	–
海外稅項	(6)	(6)

[illegible]

財務費用較上個期間之港幣2,300,000元增加港幣2,600,000元（113.0%）至港幣4,900,000元。除應付經營虧損所需現金之外，本集團亦動用若干營運資金（以存貨及其他貨幣資產形式）以支持本集團汽車部及中國業務之擴展。

持作買賣之非流動資產虧損乃本集團於江門之投資於期間內之應佔虧損，本集團已訂立股份轉讓協議完成出售該項投資。

董事會桃然宣佈截至二零零六年六月三十日止首六個月本集團營業虧損港幣5,800,000元，較上個期間盈利港幣95,000,000元下跌港幣100,800,000元。於扣除財務費用、應佔聯營公司業績、所得稅開支及持作買賣之非流動資產虧損後，本期間錄得虧損港幣16,500,000元（二零零五年：盈利港幣76,400,000元）。

以上呈報之經營虧損港幣5,800,000元主要歸咎於影音產品部門之分銷業績，影音產品市場削價競爭激烈。本集團已進行重新部署並裁減人員以減少該部門虧損。

現金流量、流動資金及財務資源

[illegible]

本集團錄得現金淨流出港幣21,800,000元（二零零五年：現金流入港幣4,800,000元），乃為報告期內用於經營、投資及融資資金之總額。

本集團於二零零六年六月三十日之總貸款為港幣97,400,000元（二零零五年十二月三十一日：港幣83,100,000元）。截至期末，非流動長期負債（不包括遞延稅項）港幣46,200,000元（二零零五年十二月三十一日：港幣48,400,000元）及股東權益港幣285,100,000元（二零零五年十二月三十一日：港幣301,000,000元）為基數計算，本集團負債比率為16.2%（二零零五年十二月三十一日：16.1%）。根據流動資產港幣434,500,000元（二零零五年十二月三十一日：港幣242,400,000元）及流動負債港幣397,000,000元（二零零五年十二月三十一日：港幣241,600,000元）為基數計算，流動比率為1.1（二零零五年十二月三十一日：1.0）。

根據本集團之慣常管理方式，會透過與銀行進行對沖外匯交易，鎖定匯率以求穩定成本。於二零零六年六月三十日，未到期履約之銀行期匯合約總額為港幣5,300,000元（二零零五年十二月三十一日：港幣3,900,000元）。

於結算日，本集團因購入投資物業及裝修合約而產生資本承擔港幣4,300,000元。於二零零五年十二月三十一日，本集團並無重大資本承擔。

於二零零六年六月三十日，本集團之貿易信貸額為港幣209,900,000元（二零零五年十二月三十一日：港幣200,100,000元），當中港幣159,300,000元（二零零五年十二月三十一日：港幣107,900,000元）已動用。本集團若干物業、存貨及一間附屬公司之所有資產合共港幣321,500,000元（二零零五年十二月三十一日：港幣305,600,000元）經已抵押，以獲取銀行之貸款。

於結算日，本集團有或然負債約港幣1,300,000元（二零零五年十二月三十一日：約港幣11,600,000元）。此外，本集團已就其於江門之投資向職工支付補償而訂立一項金額不超過人民幣15,000,000元（相當於約港幣14,600,000元）之職工補償協議。

業務回顧

空調產品

此項業務包括推廣及分銷多個不同系列之家用及商用空調產品，該等主要品牌包括「三菱重工」（日本三菱重工業株式會社）、「北極牌」、「格力」、「山水」、「大宇」及自身品牌「先力」。

二零零六年上半年之營業額為港幣41,300,000元，較去年同期減少24.4%，此乃由於將業務重組，增加銷售較高毛利之產品。

尤其令人鼓舞的是，本公司商用空調業務於營業額及盈利方面均大幅改善。

影音、汽車電子產品及其他電子產品

主要業務包括對本集團自身品牌「樂爵士」及「先力」影音產品，日本「馬蘭士」、「山水」影音產品，日本「阿爾派」汽車電子產品以及美國「北極牌」電器產品之市場推廣及分銷。

本公司新加坡及馬來西亞業務表現理想，而「阿爾派」原設備製造業務於該等國家仍保持強勁。

由於液晶及等離子電視之價格競爭激烈，營業額下跌37.0%，並對影音產品之毛利率造成不利影響。

然而，電器業務之毛利較二零零五年同期有改善。毛利之改善主要來自高附加值產品如「北極牌」產品。

汽車及汽車配件

此業務主要包括意大利「法拉利」及「瑪莎拉蒂」汽車及配件於香港及澳門之進口、分銷及售後服務。

在強勁的「法拉利」新車銷售、二手車銷售及汽車服務中心服務收入帶動下，營業額增加26.8%至港幣192,900,000元（二零零五年：港幣152,100,000元）。

管理層預期本分部之銷售及盈利保持十分強勁之增長，乃由於增加交付「法拉利」F430型號8汽缸跑車及Spider型號；及備受期待的新「法拉利」12汽缸2座位跑車及將於下半年推出之F599 GTB Fiorano之訂單增加。「法拉利」612 Scaglietti的新配件面市正吸引買家新的興趣。至於「瑪莎拉蒂」最近

sposal and the Assignment in the financial year ending 31 December 2006 (assuming the Disposal is completed thin that financial year).

king into account the abovementioned factors, the Directors are of the view that the terms of the Disposal and Assignment are fair and reasonable and in the interests of the Company and the shareholders of the Company a whole.

ENERAL

e Disposal (including the payment of Labour Compensation) and the Assignment in aggregate constitute a major nsaction for the Company under the Listing Rules and shall be subject to the Shareholders' approval. No areholder is required to abstain from voting on the resolutions relating to the Disposal and the Assignment. The ntrolling Shareholders, which as at the date of this announcement are in aggregate interested in approximately .98% of the issued share capital of the Company have on 4 July 2006 issued a written approval approving the are Purchase and Subscription Agreement, the Agreement on Transfer of Right of Distribution of Products, the bour Compensation Agreement and the performance by Metro Global and WKH of their respective obligations ereunder. The written approval from the Controlling Shareholders is accepted in place of holding a general eting under Rule 14.44 of the Listing Rules and no general meeting will be convened for the purpose of proving the Share Purchase and Subscription Agreement, the Agreement on Transfer of Right of Distribution of oducts, the Labour Compensation Agreement, the Disposal, the Assignment and the payment of Labour mpensation contemplated therein.

circular containing details of the Share Purchase and Subscription Agreement, the Agreement on Transfer of ght of Distribution of Products, the Labour Compensation Agreement, the Disposal, the Assignment and the yment of Labour Compensation contemplated therein will be despatched to shareholders of the Company as on as practicable.

JSPENSION OF TRADING AND REVISION OF TIMETABLE FOR SHARE CONSOLIDATION

ading in the shares of the Company was suspended from 9:30 a.m. on Monday, 12 June 2006 and will remain spended pending the release of an announcement relating to a notifiable transaction under the Listing Rules. The mpany is currently in negotiation with an Independent Third Party in relation to a possible share swap rangement between a subsidiary of the Company and an Independent Third Party. An announcement will be ade by the Company in this regard as soon as possible.

ue to the suspension of trading of the shares of the Company and to allow sufficient time for parallel trading and e exchange of share certificates, the last day of parallel trading in the consolidated shares (in the form of isting and new share certificates) and the last day for lodging certificates in exchange for new certificates will be tended. Further announcement will be made by the Company in relation to the revised timetable.

EFINITIONS

this announcement, unless otherwise defined, terms used herein shall have the following meanings:

Agreement on Transfer of Right of Distribution of Products"	the agreement dated 30 June 2006 entered into among WKH, Jinling Electrical and Candy relating to the Assignment;
Assignment"	the transfer of the Distribution Rights by WKH to Candy pursuant to the Agreement on Transfer of Right of Distribution of Products;
Candy"	Candy Elettrodomestici S.r.l., a company incorporated under the laws of Italy and an Independent Third Party;
Closing Date"	the date of the completion of the Share Purchase and Subscription Agreement, which shall be no later than 18 October 2006;
Closing Net Equity"	the net equity of Jinling Electrical as at 30 June 2006 showed in the unaudited financial statements of Jinling Electrical for the six months ended 30 June 2006 prepared in accordance with the PRC accounting standards minus the Reference Net Equity divided by 180 days multiplied by the number of days between 1 January 2006 to the second day before the Closing Date plus the Reference Net Equity;
Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
Controlling Shareholders"	Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Ms. Kam Har YUE, who in aggregate are interested in 128,491,216 shares of the Company, representing approximately 57.98% of the issued share capital of the Company as at the date of this announcement;
Directors"	the directors of the Company;
Disposal"	the disposal of the 50% equity interest in Jinling Electrical by Metro Global to Candy pursuant to the Share Purchase and Subscription Agreement;
Disposal Consideration"	the amount of RMB50 million (equivalent to approximately HK$48.5 million), being the consideration for the Disposal, subject to adjustments as set out in the paragraph headed "Adjustments to Disposal Consideration";
Distribution Right"	the right to distribute products manufactured or distributed by Jinling Electrical worldwide other than the PRC under the Export Distribution Contract;
Export Distribution Contract"	The agreement dated 29 October 1994 entered into between Jinling Electrical and WKH relating to the Distribution Right;
Group"	the Company and its subsidiaries and members of the Group shall be construed accordingly;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates (as defined in the Listing Rules);
"JM Washing Machine"	Jiangmen Washing Machine Factory, the PRC party to Jinling Electrical, which as at the date of this announcement holds 50% of the equity interest therein;
"Jinling Electrical"	金羚電器有限公司 (Jinling Electrical Co., Ltd.*), a sino-foreign equity joint venture established in the PRC;
"Labour Compensation"	the compensation payable under the relevant laws and regulations in the PRC as assessed by the Jiangmen Labour and Social Security Bureau, in relation to the termination of the existing labour contracts of the employees of Jinling Electrical as a result of the transactions contemplated under the Share Purchase and Subscription Agreement and to be borne by Metro Global and JM Washing Machine;
"Labour Compensation Agreement"	the agreement dated 30 June 2006 entered into among Metro Global, JM Washing Machine and Jinling Electrical relating to payment of Labour Compensation;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Metro Global"	Metro Global Limited, a wholly owned subsidiary of the Company;
"PRC"	The People's Republic of China, which for the sole purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan;
"Share Purchase and Subscription Agreement"	the agreement dated 30 June 2006 entered into among Metro Global, JM Washing Machine and Candy relating to, among other things, the Disposal;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"WKH"	Wo Kee Hong Limited, a wholly owned subsidiary of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC.

* *for identification purposes only*

e date of this announcement, the board of Directors comprises Mr. Wing Sum LEE *(Honorary Chairman)*, Mr. ard Man Fai LEE *(Executive Chairman and Chief Executive Officer)*, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man LEE, Mr. Tik Tung WONG and Mr. Weison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har , who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan UNG, all of whom are independent non-executive Directors.

is announcement, RMB1.00 is taken to be equivalent to HK$0.97. The conversion rate is for the purpose of ration only and does not constitute a representation that any amounts have been, could have been or may be nged at the abovementioned or any other rates.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Kong, 6 July 2006



DAQING PETROLEUM AND CHEMICAL GROUP LIMITED
大慶石油化工集團有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 362)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of Daqing Petroleum and Chemical Group Limited (the "Company") will be held at Room 1818, 18th Floor, Hutchison House, 10 Harcourt Road, Hong Kong on Monday, 24 July 2006 at 4:30 p.m. for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

"THAT:

the share purchase agreement dated 18 May 2006 ("SPA") entered into between Cozy Worldwide Ltd., a wholly-owned subsidiary of the Company and Better Day Group Limited in relation to the acquisition of the entire issued share capital of Better Day Bio-Chem Technology Ltd. and transactions contemplated thereunder, subject to the terms and conditions thereunder and described in the circular issued by the Company dated the same date of this notice, be hereby approved and ratified and any one director of the Company be and is hereby authorised to do such things or make such arrangements as he or she may in his or her sole discretion think fit to give effect to the completion of the SPA."

By Order of the Board
Daqing Petroleum and Chemical Group Limited
Chan Yuk Foebe
Chairman

Hong Kong, 7 July 2006

Notes:

(a) The members of the Company whose names appear on the register of members held by the Company's branch share registrar in Hong Kong, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Hong Kong at 4:00 p.m. on 21 July 2006 shall qualify for attending and voting at the extraordinary general meeting.

(b) A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(c) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or other authority, must be lodged with the Company's branch share registrar in Hong Kong, Tengis Limited at 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 48 hours before the time fixed for holding the meeting or at any adjournment thereof.

As at the date of this announcement, the executive directors of the Company are Ms. Chan Yuk Foebe, Mr. Peng Zhanrong and Mr. Chiau Che Kong and the independent non-executive directors of the Company are Mr. Ma Wing Yun Bryan, Mr. Meng Fanxi and Mr. Yau Chung Hong.

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The Standard

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

MAJOR TRANSACTION
DISPOSAL OF EQUITY INTEREST IN A JOINT VENTURE ESTABLISHED IN THE PEOPLE'S REPUBLIC OF CHINA
SUSPENSION OF TRADING

The Disposal and the Assignment

On 30 June 2006,

(i) Metro Global, a wholly owned subsidiary of the Company, JM Washing Machine and Candy entered into the Share Purchase and Subscription Agreement relating to, among other things, the disposal of 50% equity interest in Jinling Electrical by Metro Global for a cash consideration of RMB50 million (equivalent to approximately HK$48.5 million), subject to adjustments.

(ii) WKH, a wholly owned subsidiary of the Company, Jinling Electrical and Candy entered into the Agreement on Transfer of Right of Distribution of Products relating to the assignment of the Distribution Right to Candy for a cash consideration of RMB6 million (equivalent to approximately HK$5.8 million).

(iii) Metro Global, JM Washing Machine and Jinling Electrical entered into the Labour Compensation Agreement relating to the payment of Labour Compensation, under which Metro Global shall be responsible for an amount of not exceeding RMB15 million (equivalent to approximately HK$14.6 million).

JM Washing Machine is currently the holder of 50% equity interest in Jinling Electrical. Save as disclosed, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, JM Washing Machine and its ultimate beneficial owners are Independent Third Parties. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Candy and its ultimate beneficial owners are Independent Third Parties.

The Disposal (including the payment of the Labour Compensation) and the Assignment in aggregate constitute a major transaction for the Company under the Listing Rules and shall be subject to the Shareholders' approval. No Shareholder is required to abstain from voting on the resolutions in respect of the Disposal and the Assignment. The Controlling Shareholders, which as at the date of this announcement are in aggregate interested in approximately 57.98% of the issued share capital of the Company have on 4 July 2006 issued a written approval approving the Share Purchase and Subscription Agreement, the Agreement on Transfer of Right of Distribution of Products, the Labour Compensation Agreement and the performance by Metro Global and WKH of their respective obligations thereunder. The written approval from the Controlling Shareholders is accepted in place of holding a general meeting under Rule 14.44 of the Listing Rules and no general meeting will be convened for the purpose of approving the Share Purchase and Subscription Agreement, the Agreement on Transfer of Right of Distribution of Products, the Labour Compensation Agreement, the Disposal, the Assignment and the payment of Labour Compensation contemplated therein.

A circular containing details of the Share Purchase and Subscription Agreement, the Agreement on Transfer of Right of Distribution of Products, the Labour Compensation Agreement, the Disposal, the Assignment and the payment of Labour Compensation contemplated therein will be dispatched to Shareholders as soon as practicable.

Suspension of trading and revision of timetable for share consolidation

Trading in the shares of the Company was suspended from 9:30 a.m. on Monday, 12 June 2006 and will remain suspended pending the release of an announcement relating to a possible notifiable transaction under the Listing Rules.

Due to the suspension of trading of the shares of the Company and to allow sufficient time for parallel trading and free exchange of share certificates, the last day of parallel trading in the consolidated shares (in the form of existing and new share certificates) and the last day for lodging certificates in exchange for new certificates will be extended. Further announcement will be made by the Company in relation to the revised timetable.

A. THE DISPOSAL AND THE ASSIGNMENT

1. The Share Purchase and Subscription Agreement

On 30 June 2006, Metro Global, a wholly owned subsidiary of the Company, JM Washing Machine and Candy entered into the Share Purchase and Subscription Agreement relating to, among other things, the disposal of 50% equity interest in Jinling Electrical by Metro Global for a cash consideration of RMB50 million (equivalent to approximately HK$48.5 million), subject to adjustments set out in the paragraph headed "Adjustments to Disposal Consideration" below. The Disposal Consideration will be paid by Candy to Metro Global upon completion, which shall be no later than 18 October 2006.

JM Washing Machine is currently the holder of 50% equity interest in Jinling Electrical. Save as disclosed, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, JM Washing Machine and its ultimate beneficial owners are Independent Third Parties. JM Washing Machine is an investment holding unit of the Jinling Group, which is principally engaged in the manufacturing of washing machines, electrical motors, air-conditioners and household electrical appliances.

To the best of the Directors' knowledge, prior to the entering into of the Share Purchase and Subscription Agreement, Candy does not have any relationship with the Company, Metro Global, WKH, JM Washing Machine and Jinling Electrical. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Candy and its ultimate beneficial owners are Independent Third Parties. Candy is a member of the Candy Group, which is a privately owned group principally engaged in the design and manufacturing of household electrical appliances.

The Disposal is subject to the fulfilment of, among others, the following conditions on or before the Closing Date:

(a) (i) the signing of the Contract of Transfer of Trademarks between JM Washing Machine and Jinling Electrical in relation to the transfer of the serial trademark "JINLING" which JM Washing Machine has registered or applied for registration in the PRC, Hong Kong, Macau Special Administrative Region and Taiwan to Jinling Electrical for the consideration of RMB25 million (equivalent to approximately HK$24.3 million); and (ii) the termination of the Trademark Licensing Contract between JM Washing Machine and Jinling Electrical dated 28 May 2004;

(b) the signing of the Agreement on Transfer of Right of Distribution of Products;

(c) the approval of the Share Purchase and Subscription Agreement, the new joint venture agreement to be signed by Candy and JM Washing Machine as a result of the transfer of the transactions contemplated under the Share Purchase and Subscription Agreement in substitution for the present joint venture agreement between Metro Global and JM Washing Machine and the new articles of association of Jinling Electrical by the authorities in the PRC;

(d) the issue of the renewed business licence with JM Washing Machine and Candy as shareholders of Jinling Electrical by the Bureau of Administration of Industry and Commerce;

(e) the granting of a licence by JM Washing Machine to Jinling Electrical to use patents owned by JM Washing Machine in relation to washing machine products;

(f) the completion of the registration of certain properties currently occupied by Jinling Electrical as offices in the name of Jinling Electrical;

(g) the completion of the adjustment of the Disposal Consideration in the manner as set out in paragraph headed "Adjustments to Disposal Consideration"; and

(h) the determination by the Labour and Social Security Bureau of the amount of Labour Compensation payable by Jinling Electrical in relation to the termination of the existing labour contracts of its employees as a result of the transactions contemplated under the Share Purchase and Subscription Agreement.

2. Adjustments to Disposal Consideration

The Disposal Consideration is determined by arm's length negotiation between the parties with reference to the book value of Metro Global's investment in Jinling Electrical as in the books of accounts of the Company.

The Disposal Consideration payable by Candy to Metro Global on the Closing Date shall be adjusted on a dollar on dollar basis by the difference between the amount of RMB111,034,255.26 (equivalent to approximately HK$107.7 million) (the "Reference Net Equity") and the Closing Net Equity.

The Reference Net Equity is the amount of net equity of Jinling Electrical as at 31 December 2005 as showed in the audited financial statements of Jinling Electrical for the year ended 31 December 2005 as prepared in accordance with the PRC accounting standards.

The Closing Net Equity is the net equity of Jinling Electrical as at 30 June 2006 as showed in the unaudited financial statements of Jinling Electrical for the six months ended 30 June 2006 prepared in accordance with the PRC accounting standards minus the Reference Net Equity divided by 180 days multiplied by the number of days between 1 January 2006 to the second day before the Closing Date plus the Reference Net Equity.

Pursuant to the Share Purchase and Subscription Agreement, if:

(a) the Closing Net Equity is higher than the Reference Net Equity, the Disposal Consideration payable by Candy to Metro Global on the Closing Date shall be increased by 50% of the amount in excess of the Reference Net Equity; and

(b) the Closing Net Equity is lower than the Reference Net Equity, the Disposal Consideration payable by Candy to Metro Global on the Closing Date shall be decreased by 50% of the amount less than the Reference Net Equity provided that if the adjusted Disposal Consideration is less than RMB34 million (equivalent to approximately to HK$33 million), Metro Global shall have the right to terminate the Share Purchase and Subscription Agreement.

3. Provision of bank guarantee

Under the Share Purchase and Subscription Agreement, each of Metro Global and JM Washing Machine has provided certain warranties in relation to the affairs of Jinling Electrical prior to the Closing Date and has undertaken to indemnify Candy in respect of any breach of:

i. warranties relating to tax, labour, social security and environmental matters for a period up to 60 days after the expiration of the applicable statutory limitation period; and

ii. warranties relating to all matters other than those referred to in (i) above, for a period up to the date of the approval of the financial statement of Jinling Electrical for the year ending 31 December 2007.

In respect of a breach of the warranties, except for taxation matters and in case of fraud (where the maximum liability of Metro Global is the Disposal Consideration as adjusted), the maximum liability of Metro Global is equivalent to RMB11 million (equivalent to approximately HK$10.7 million). To guarantee the performance of its obligations, Metro Global shall on the Closing Date deliver to Candy a bank guarantee for the amount which is the equivalent of RMB11 million expiring on 30 June 2009.

4. Jinling Electrical

Jinling Electrical was established on 16 September 1994 in Jiangmen, the PRC. As at the date of the Share Purchase and Subscription Agreement, the registered capital of Jinling Electrical is RMB263.5 million (equivalent to approximately HK$255.6 million) and was contributed as to RMB131.75 million (equivalent to approximately HK$127.8 million) by each of Metro Global and JM Washing Machine. The profit and loss of Jinling Electrical is shared as to 50% by each of Metro Global and JM Washing Machine, in proportion to their respective equity interest therein. The scope of business of Jinling Electrical is manufacturing and trading in household electrical appliances, such as washing machines, and provision of relevant maintenance services. The term of Jinling Electrical is 30 years from 16 September 1994 to 15 September 2024.

Upon completion of the Disposal, the Company shall cease to have any interest in Jinling Electrical.

The interest of the Company in Jinling Electrical is accounted for in the audited consolidated financial statements of the Company as interest in an associate company at the value of HK$75,161,000 as at 31 December 2004 and HK$52,930,000 as at 31 December 2005.

The share of loss of Jinling Electrical in respect of the Group's 50% equity interest therein for the years ended 31 December 2004 and 31 December 2005 is HK$17,483,000 and HK$23,455,000, respectively.

5. The Agreement on Transfer of Right of Distribution of Products

On 30 June 2006, WKH, Jinling Electrical and Candy entered into the Agreement on Transfer of Right of Distribution of Products relating to the assignment of the Distribution Right to Candy for a cash consideration of RMB6 million (equivalent to approximately HK$5.8 million). The Agreement on Transfer of Right of Distribution of Products will become effective on the Closing Date.

Pursuant to the Export Distribution Contract entered into between WKH and Jinling Electrical dated 29 October 1994, WKH was granted the Distribution Right. It is a term of the Share Purchase and Subscription Agreement that the parties shall enter into the Agreement on Transfer of Right of Distribution of Products pursuant to which the Distribution Right of WKH under the Export Distribution Contract shall be assigned to Candy effective from the Closing Date.

6. The Labour Compensation Agreement

On 30 June 2006, Metro Global, JM Washing Machine and Jinling Electrical entered into the Labour Compensation Agreement relating to payment of Labour Compensation, under which Metro Global shall be responsible for an amount of not exceeding RMB15 million (equivalent to approximately HK$14.6 million).

Pursuant to the applicable laws and regulations of the PRC, Jinling Electrical shall pay compensation to its employees in relation to the termination of the existing labour contracts as a result of the transactions contemplated under the Share Purchase and Subscription Agreement in the amount as assessed by the Jiangmen Labour and Social Security Bureau. It is a condition precedent to the completion of the Share Purchase and Subscription Agreement that the amount of Labour Compensation payable shall be determined by the Jiangmen Labour and Social Security Bureau on or before the Closing Date (condition (h) referred to in the paragraph headed "The Disposal and the Assignment – The Share Purchase and Subscription Agreement").

Pursuant to the Labour Compensation Agreement, it is agreed that the amount of Labour Compensation payable shall be borne by Metro Global and JM Washing Machine in equal share, provided that the amount payable by Metro Global shall not exceed RMB15 million (equivalent to approximately HK$14.6 million). In the event that the share of the Labour Compensation payable by Metro Global exceeds RMB15 million, amounts in excess of RMB15 million (equivalent to approximately HK$14.6 million) shall be borne by JM Washing Machine.

B. REASONS FOR THE TRANSACTIONS AND USE OF PROCEEDS

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories, motor yachts and other electronic and electrical products.

As stated in the 2005 annual report of the Company, although sales of Jinling Electrical for the year ended 31 December 2005 increased by RMB29.6 million to RMB494.3 million, the Group has to share a loss of HK$23.5 million as a result of increase in raw material costs which has adversely affected the gross margin of Jinling Electrical. It is the corporate strategy of the Group to identify a solution to minimise its loss in its investment in Jinling Electrical, so as to focus its resources on expanding the Group's upmarket lifestyle brands and products, to meet the growing demand from customers, especially in mainland China. The Disposal and the Assignment are the solutions for the Group to minimise its loss in Jinling Electrical. The gross proceeds from the Disposal and the Assignment in the amount of RMB56 million (equivalent to approximately HK$54.3 million) (assuming no adjustment is made to the Disposal Consideration) will be used as working capital.

Based on the value of the Group's investment in Jinling Electrical of HK$52.9 million as at 31 December 2005, the Group will recognize a gain of approximately HK$1.4 million (without taking into account any adjustments to the Disposal Consideration and payment of Metro Global's share of Labour Compensation) upon completion of the

a written approval approving the Share Exchange Agreement, the Exchange and the performance by Corich of its obligations under the Share Exchange Agreement. The Controlling Shareholders comprises Modern Orbit Limited, Mr. Richard Man Fai LEE (the brother of Mr. Jeff Man Bun LEE), Ms. Siew Yit HOH (the spouse of Mr. Richard Man Fai LEE), Mr. Jeff Man Bun LEE (the brother of Mr. Richard Man Fai LEE), Fisherman Enterprises Inc. (a company wholly owned by Mr. Jeff Man Bun LEE) and Ms. Kam Har YUE (the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE) as at the date of this announcement hold 117,133,570 shares, 3,556,438 shares, 673,873 shares, 471,900 shares, 1,445,719 shares and 5,209,716 shares, representing approximately 52.85%, 1.60%, 0.30%, 0.21%, 0.65% and 2.35% of the issued share capital of the Company. Modern Orbit Limited is wholly owned by Cyber Tower Inc., the trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

The written approval from the Controlling Shareholders is accepted in place of holding a general meeting under Rule 14.44 and Rule 14A.43 of the Listing Rules and no general meeting will be convened for the purpose of approving the Share Exchange Agreement and the Exchange contemplated therein.

A circular containing details of the Share Exchange Agreement and the Exchange contemplated therein will be dispatched to shareholders of the Company as soon as practicable.

D. SUSPENSION AND RESUMPTION OF TRADING

Trading in the shares of the Company was suspended from 9:30 a.m. on Monday, 12 June 2006 pending the release of this announcement and application has been made for the resumption of trading of the shares of the Company, in form of the Consolidated Shares, from 9:30 a.m. on Monday, 24 July 2006.

E. TIMETABLE FOR SHARE CONSOLIDATION AND TRADING ARRANGEMENT

Reference is made to the announcement made by the Company dated 11 April 2006 and the circular dated 25 April 2006, in relation to the Share Consolidation.

The Share Consolidation has become effective on 15 June 2006. Due to the suspension of trading of the shares of the Company pending release of this announcement, the associated arrangement for the Consolidated Shares following the Share Consolidation and the free exchange of share certificates have been extended.

Set out below is the timetable for the Share Consolidation:

	2006
Effective date of Share Consolidation	4:00 p.m. on Thursday, June 15
Existing counter for trading in Shares in board lot size of 2,000 Shares closed	9:30 a.m. on Friday, June 16
Temporary counter for trading in Consolidated Shares in board lot size of 200 Consolidated Shares (in form of GREEN share certificates) opened	9:30 a.m. on Friday, June 16
First day of free exchange of Shares certificates for new BLUE share certificates for Consolidated Shares	Friday, June 16
Existing counter for trading in Consolidated Shares in board lot size of 5,000 Consolidated Shares of HK$1.00 ("Shares") (in the form of BLUE share certificates) re-opens	9:30 a.m. on Friday, June 30
Parallel trading of Consolidated Shares (in the form of new BLUE share certificates and existing GREEN share certificates) commences	9:30 a.m. on Friday, June 30
Trading in the shares of the Company, in form of Consolidated Shares resumes	9:30 a.m. on Monday, July 24
Designated broker starts to stand in the market to provide matching services	Monday, July 24
Parallel trading in Consolidated Shares (in the form of new BLUE share certificates and existing GREEN share certificates) ends	4:00 p.m. on Monday, August 14
Designated broker ceases to stand in the market to provide matching service	Monday, August 14
Temporary counter for trading in board lot size of 200 Consolidated Shares closes (in the form of existing GREEN share certificates)	4:00 p.m. on Monday, August 14
Latest time and date for lodging certificates in exchange for new BLUE share certificates for Consolidated Shares free of charge	Friday, August 18

Consequent to Share Consolidation having become effective at 4:00 p.m. on Thursday, 15 June 2006, all existing green share certificates for any number of Shares issued immediately before the effective date of the Share Consolidation are deemed to be share certificates and are effective as documents of title, for one-tenth of that number of Shares. New share certificates (which will be blue in colour) will be issued for the Consolidated Shares. Upon the resumption of trading in the Consolidated Shares on the Stock Exchange on Monday, 24 July 2006 parallel trading arrangements will be established on the Stock Exchange for dealings in Consolidated Shares in the form of the existing green share certificates and in the form of the new blue share certificates. The trading arrangements for dealings in Consolidated Shares are set out as follows:

(i) with effect from 9:30 a.m. on Friday, 16 June 2006, the original counter for trading in Shares in board lot of 2,000 Shares (stock code: 720) closed temporarily. A temporary counter for trading in Consolidated Shares represented by existing green share certificates in board lot of 200 Consolidated Shares (stock code: 2962) was established. Every existing share certificate for whatever number of Shares will be deemed to be a share certificate, and will be effective as a document of title valid for settlement and delivery for trading transacted from 9:30 a.m. on Monday, 24 July 2006 to 4:00 p.m. on Monday, 14 August 2006 for Consolidated Shares, in the amount equivalent to one-tenth of that number of Shares. The existing green share certificates for Shares can only be traded at this temporary counter (stock code: 2962);

(ii) with effect from 9:30 a.m. on Monday, 24 July 2006, the original counter (stock code: 720) will resume for trading in Consolidated Shares in board lot of 5,000 Consolidated Shares. Only new blue share certificates for Consolidated Shares can be traded at this counter;

(iii) with effect from 9:30 a.m. on Monday, 24 July 2006 to 4:00 p.m. on Monday, 14 August 2006 (both dates inclusive), there will be parallel trading at the counters mentioned in (i) and (ii) above; and

(iv) the temporary counter for trading in Consolidated Shares represented by the existing green share certificates in board lot of 200 Consolidated Shares (stock code: 2962) will be removed after the close of trading on Monday, 14 August 2006. Thereafter, trading will only be in Consolidated Shares represented by new blue share certificates in board lot of 5,000 Consolidated Shares and the existing green share certificates for Shares will cease to be marketable and will not be acceptable for dealing and settlement purposes.

Shareholders may, during Friday, 16 June to Friday, 18 August 2006 (both dates inclusive) submit existing green share certificates for Shares to Standard Registrars Limited, being the branch share registrar and transfer office of the Company in Hong Kong, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong in exchange, at the expense of the Company, for new blue share certificates for Consolidated Shares (on the basis of ten Shares for one Consolidated Share).

Thereafter, certificates for Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each share certificate for Shares cancelled or each new share certificate issued for Consolidated Shares, whichever number of certificates cancelled/issued is higher. Nevertheless, share certificates for Shares will continue to be good evidence of legal title and may be exchanged for certificates for Consolidated Shares at any time.

It is expected that new share certificates for Consolidated Share will be available for collection within ten business days after the submission of the existing share certificates for Shares to Standard Registrars Limited for exchange. Unless otherwise instructed, new share certificates will be issued in board lot of 5,000 Consolidated Shares each.

Odd lots of Consolidated Shares may arise as a result of the Share Consolidation. In order to alleviate the difficulties of shareholders in trading odd lots of Consolidated Shares, the Company has appointed South China Securities Limited to act as the agent to match, on a best-effort basis, the sale and purchase of odd lots of Consolidated Shares arising from the Share Consolidation from Monday, 24 July 2006 up to and including Monday, 14 August 2006. Such arrangement is to facilitate those shareholders who wish to dispose of or top up their holdings of odd lots of Consolidated Shares. Shareholders who wish to take advantage of this facility may contact Mr. Francis WU of South China Securities Limited at 28th Floor, Bank of China Tower, No. 1 Garden Road, Central, Hong Kong (Tel: (852) 2845-6636) during the aforesaid period. Shareholders should note that successful matching of the sale and purchase of odd lots of Consolidated Shares is not guaranteed. Shareholders are recommended to consult their licensed securities dealers, bank managers, solicitors, professional accountants or other professional advisers if they are in doubt about the facility described above.

F. DEFINITIONS

In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

"Mr. Adamczyk"	Mr. Herbert Adamczyk, who as at the date of this announcement is interested in approximately 10% of the issued share capital of Technorient and is a director of Technorient;
"Asset Transfer"	the transfer of all the businesses and assets of Xact to a third party (or third parties) before completion of the Exchange as stipulated in Condition Precedent (e) in the paragraph headed "The Share Exchange Agreement – Conditions Precedent" in this announcement;
"Closing"	the completion of the Exchange pursuant to the terms of the Share Exchange Agreement;
"Company"	Wo Kee Hong (Holdings) Limited, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Conditions Precedent"	the conditions precedent to the Exchange as set out in the paragraph headed "The Share Exchange Agreement - Conditions Precedent" in this announcement, and each a "Condition Precedent";
"Controlling Shareholders"	collectively Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Ms. Kam Har YUE, who in aggregate are interested in 128,491,216 shares of the Company, representing approximately 57.98% of the issued share capital of the Company as at the date of this announcement;
"Consolidated Share(s)"	share(s) of HK$1.00 each in the capital of the Company;
"Corich"	Corich Enterprises, Inc., a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company;
"Conversion"	the conversion of the outstanding 10% Callable Secured Convertible Notes and the note in the principal amount of US$950,000 convertible into 5,029,337 Xact Shares and 16,600,000 Xact Shares prior to completion of the Exchange as stipulated in Condition Precedent (d) in the paragraph headed "The Share Exchange Agreement - Conditions Precedent" in this announcement;
"Directors"	the directors of the Company;
"Exchange"	the transfer of 49% of the share capital of Technorient to Xact in exchange for the Preference Shares as contemplated in the Share Exchange Agreement;
"Group"	the Company and its subsidiaries and members of the Group shall be construed accordingly;
"HKFRSs"	The Hong Kong Financial Reporting Standards;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates (as defined in the Listing Rules);
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	The People's Republic of China, which for the sole purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan;
"Preference Convertible Share(s)"	the preference convertible stock of Xact of par value of US$0.001 each which are not tradable in the market, the rights of which are set out in the paragraph headed "The Share Exchange Agreement - Rights of the Preference Convertible Shares" in this announcement;
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company;
"Shareholder"	Mr. Fred De Luca, the controlling shareholder of Xact and an Independent Third Party, who as at the date of this announcement is interested in approximately 44.2% of the issued share capital of Xact and is also a director of Xact;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Share Consolidation"	the consolidation of ten shares of HK$0.10 each in the capital of the Company into one share of HK$1.00 each as announced by the Company in the announcement dated 11 April 2006 and the circular dated 25 April 2006 and approved by the shareholders at the special general meeting held on 15 June 2006;
"Share Exchange Agreement"	the share exchange agreement dated 15 July 2006 and entered into among Corich, Mr. Adamczyk, Xact, the Shareholder and Technorient in relation to the Exchange, which replaced and superseded the share exchange agreement dated 9 June 2006;
"Technorient"	Technorient Limited, a company incorporated in Hong Kong and as at the date of this announcement is held as to approximately 90% by Corich;
"Technorient Group"	Technorient and its subsidiaries, as showed in the diagram set out in the paragraph headed "Shareholding structure of Technorient before and upon completion of the Exchange" in this announcement;
"Technorient Shares"	shares of HK$100 each in the capital of Technorient;
"US GAAP"	The United States Generally Accepted Accounting Principles;
"United States"	United States of America;
"Xact"	Xact Aid, Inc, a company incorporated in the State of Nevada, the United States whose shares are traded on the Over-The-Counter Bulletin Board of the United States;
"Xact Share(s)"	common stock of Xact with par value of US$0.001 each;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"US$"	United States dollars, the lawful currency of the United States.

At the date of this announcement, the board of Directors comprises Mr. Wing Sum LEE *(Honorary Chairman)*, Mr. Richard Man Fai LEE *(Executive Chairman and Chief Executive Officer)*, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

In this announcement, US$1.00 is taken to be equivalent to HK$7.80. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged at the abovementioned or any other rates.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 20 July 2006

The audited consolidated profit before and after tax of the Technorient Group for the two years ended 31 December 2004 and 31 December 2005 based on the HKFRSs are as follows:

	For the year ended 31 December 2004 HK$	For the year ended 31 December 2005 HK$
Consolidated profit before tax	7,120,042	13,259,519
Consolidated profit after tax	13,420,042	13,259,519

3. **Information on Xact**

Xact is a company incorporated in the State of Nevada of the United States on 19 April 2004. The authorised share capital of Xact is 200,000,000 shares, comprising 100,000,000 Xact Shares and 100,000,000 Preference Convertible Shares. As at the date of this announcement, Xact has issued 13,576,021 Xact Shares and no Preference Convertible Shares has been issued. The shareholding structure of Xact before and after completion of the Exchange is as follows:

	Shareholding structure of Xact as at the date of this announcement		Shareholding structure of Xact as at Closing (taking into account the issue of Preference Convertible Shares)		Shareholding structure of Xact upon conversion of the Preference Convertible Shares in full	
Name of shareholder	Approximate % of Xact Shares	Approximate % of Preference Convertible Shares	Approximate % of Xact Shares	Approximate % of Preference Convertible Shares	Approximate % of Xact Shares	Approximate % of Preference Convertible Shares
The Shareholder	44.2%	-	-	-	-	-
Mr. Federico Cabo and Mr. Robert Pautsch	25.78% *(Note 1)*	-	1.91% *(Note 3)*	-	0.30% *(Note 3)*	-
Public shareholders	30.02%	-	98.09%	-	15.30%	-
Corich	-	-	-	47.41%	40.00%	-
Mr. Adamczyk	-	-	-	10.90%	9.20%	-
Financial Consultant	-	-	-	5.10%	4.30%	-
Happy Emerald, Ltd. *(Note 2)*	-	-	-	36.59%	30.90%	-
Total	100%	-	100%	100%	100%	-

Notes:

1. The 25.78% interest represents the aggregate interest of Mr. Federico Cabo and Mr. Robert Pautsch, both of whom are currently directors of Xact. The Company was informed that on or prior to the Closing, the Shareholder and Mr. Federico Cabo will surrender their interest in Xact for cancellation. The Company is not a party to the arrangement and as the surrender will occur before Closing, the Company will not have any control or influence over the cancellation process.
2. Happy Emerald, Ltd. and its ultimate beneficial owners are Independent Third Parties.
3. The 1.91% interest (which will be diluted to 0.30% upon conversion of the Preference Convertible Shares in full) represents the interest of Mr. Robert Pautsch in Xact. Mr. Federico Cabo will cease to hold any shares in Xact upon Closing.

The common stock of Xact is traded on the Over-The-Counter Bulletin Board of the United States. The closing price of a share of Xact on 14 July 2006 was US$0.12 and the five days average trading price is US$0.1220 per share. Xact also has outstanding 10% Callable Secured Convertible Notes with an aggregate principal amount of US$1,000,000 and the note in the principal amount of US$950,000 convertible into 5,029,337 Xact Shares and 16,600,000 Xact Shares, respectively. Both sets of notes are held by Independent Third Parties and are not tradable. The Conversion is a Condition Precedent to the completion of the Exchange. Upon completion of the Exchange, Xact will become the owner of 49% of the issued share capital of Technorient.

The board of directors of Xact currently comprises three directors. Of the three current directors, Mr. Robert Pautsch will resign as a director at Closing. The Shareholder and Mr. Federico Cabo will remain directors of Xact. Mr. Richard Man Fai LEE, an Executive Director, the Executive Chairman and Chief Executive Officer of the Company and Mr. Adamczyk will be appointed as directors of Xact. After Closing the board of directors of Xact will comprise of four directors. Mr. Richard Man Fai LEE and Mr. Adamczyk will also be appointed as the Chief-Executive Officer and Chief Operation Officer of Xact, respectively and Mr. Tik Tung WONG, an Executive Director of the Company will be appointed as the Chief Financial Officer of Xact.

The unaudited consolidated net liabilities of Xact as at 31 December 2005 and 31 March 2006 based on US GAAP is US$1,498,526 (equivalent to approximately HK$11.69 million) and US$1,597,611 (equivalent to approximately HK$12.46 million). Based on information available, Xact has no contingent liabilities.

The audited consolidated loss of Xact for the period from 19 April 2004 (the date of its incorporation) to 30 June 2005 and the year ended 30 June 2005 were US$69,251 (equivalent to approximately HK$540,158) and US$1,130,758 (equivalent to approximately HK$8.8 million), respectively.

4. **Shareholding structure of Technorient before and upon completion of the Exchange**

Shareholding structure of Technorient as at the date of this announcement (before the completion of the Exchange)



Controlling shareholders
57.98%
The Company
100%
Wo Kee Hong (B.V.I.) Limited
100%
Mr. Adamczyk
Corich
The other subsidiaries
10%
90%
Technorient
100%
Italian Motors (Sales & Service) Limited
Auto Italia Limited
German Motors Limited (Dormant)
30%
95%
100%
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. (Note 1)
Dalian Auto Italia Car Trading Co., Ltd.
Dalian F.T.Z. Italian Motors Trading Co., Ltd (Dormant)

Note:

1. The 29% equity interest of Italian Motors (Sales & Service) Limited in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. has been disposed of, details of the disposal was set out in announcement made by the Company dated 3 January 2006. Upon completion of the disposal, Italian Motors (Sales & Service) Limited will retain 1% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.. As at the date of this announcement, the disposal has yet to be approved by the relevant authorities in the PRC and the disposal has not yet become effective.

Shareholding structure of Technorient upon completion of the Exchange (assuming conversion of the Preference Convertible Shares in full)



Controlling shareholders
57.98%
The Company
100%
Wo Kee Hong (B.V.I.) Limited
100%
Other shareholders (Note 2)
Mr. Adamczyk
Corich
The other subsidiaries
50.80%
9.20%
40.00%
Xact
49%
51%
Technorient
100%
Italian Motors (Sales & Service) Limited
Auto Italia Limited
German Motors Limited (Dormant)
30%
95%
100%
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd (Note 1)
Dalian Auto Italia Car Trading Co., Ltd.
Dalian F.T.Z. Italian Motors Trading Co., Ltd (Dormant)

Notes:

1. The 29% equity interest of Italian Motors (Sales & Service) Limited in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. has been disposed of, details of the disposal was set out in announcement made by the Company dated 3 January 2006. Upon completion of the disposal, Italian Motors (Sales & Service) Limited will retain 1% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.. As at the date of this announcement, the disposal has yet to be approved by the relevant authorities in the PRC and the disposal has not yet become effective.
2. The other shareholders of Xact are the current public shareholders of Xact, Mr. Robert Pautsch, Happy Emerald, Ltd. and the Financial Consultant.

B. REASONS FOR THE EXCHANGE

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories, motor yachts and other electronic and electrical products.

The Exchange will result in the holding of part of the business of the Technorient Group by Xact, the shares of which are quoted and traded on the Over-The-Counter Bulletin Board of the United States will provide a platform to raise fund to finance the expansion of the business of Technorient. The Over-The-Counter Bulletin Board is a regulated quotation services that displays real-time, last-sale prices and volume information in over-the-counter equity securities. It is a service operated by the National Association of Securities Dealers ("NASD"). In order for a company to have a quote posted or its security, a market maker who is a member of the NASD must apply to the NASD to have a quote posted. The issuer does not submit an application nor does it pay any application or listing fee. The sole rule applicable to the Issuer whose shares are quoted on the Over-The-Counter Bulletin Board is that it must file reports to the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Equity securities traded on Over-The-Counter Bulletin Board are traded via a dealer network as opposed to a centralized exchange. The securities are traded by broker-dealers who negotiate directly with one another over computer networks and by phone. Therefore, having securities quoted on the Over-The-Counter Bulletin Board will make it easier for the company to raise capital. The Over-The-Counter Bulletin Board provides a platform for shareholders, via dealers to trade in their interest and the filing requirements improve the transparency of the company, both of which make companies whose securities are quoted on the Over-The-Counter Bulletin Board more attractive to investors.

Upon completion of the Exchange, Technorient will remain a subsidiary of the Company. The gain or loss resulting from the Exchange will be ascertained by reference to the difference between (i) the net asset value of the deemed disposal of the 19.4%* interest in Technorient by Corich by reference to the audited net asset value of the Technorient Group as at 31 December 2005 based on the HKFRSs in the amount of HK$35,648,758; and (ii) the fair value of the 67,057,843 Xact Shares (to be issued upon full conversion of the 727,273 Preference Convertible Shares) at the time of the full conversion of the Preference Convertible Shares. Assuming that the value of the Xact Shares is US$0.12 each Xact Share (being the closing price of a share of Xact on 14 July 2006, the date before the signing of the Share Exchange Agreement) and that full conversion of the Preference Convertible Shares takes place during the financial year ending 31 December 2006, the Exchange will result in an unaudited gain in the record of an amount of approximately HK$55.8 million in consolidated financial statements of the Group for the year ending 31 December 2006. Shareholders and investing public should be aware that given that it is not possible to ascertain the fair value of the Xact Shares as at the date of this announcement and the date of the full conversion of the Preference Convertible Shares has yet to be determined, whether or not there may be a gain or loss and the amount of such gain or loss resulting from the Exchange to be set out in the audited consolidated financial statements of the Group may be different from that disclosed in this announcement.

- The 19.4% interest is the difference between 90%, being the current interest of Corich in Technorient and 70.6%, being the aggregate of the 51% interest held by Corich directly and the 19.6% indirect interest held by Corich in the 49% interest of Xact in Technorient through its 40% interest in Xact.

Taking into account the abovementioned factors, the Directors (including the independent non-executive Directors) are of the view that the terms of the Share Exchange Agreement and the Exchange are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

C. GENERAL

The Exchange constitutes a major and connected transaction for the Company under the Listing Rules and shall be subject to the approval of the shareholders of the Company. No shareholder of the Company is required to abstain from voting on the resolutions relating to the Share Exchange Agreement and the Exchange. The Controlling Shareholders, which as at the date of this announcement are in aggregate interested in approximately 57.98% of the issued share capital of the Company have on 17 July 2006 issued

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

MAJOR AND CONNECTED TRANSACTION
SHARE EXCHANGE AGREEMENT,
REVISED TIMETABLE FOR SHARE CONSOLIDATION
AND
RESUMPTION OF TRADING

THE EXCHANGE

On 15 July 2006, Corich, an indirect wholly-owned subsidiary of the Company and Mr. Adamczyk as sellers entered into the Share Exchange Agreement with Xact as the purchaser, the Shareholder and Technorient in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by Xact of an aggregate of 972,728 Preference Convertible Shares convertible into an aggregate of 89,689,881 Xact Shares.

The Share Exchange Agreement also replaced and superseded the share exchange agreement dated 9 June 2006 entered into among the same parties in relation to the exchange of the entire issued share capital of Technorient for Preference Convertible Shares convertible into such number of Xact Shares as representing 95% of the issued share capital of Xact upon conversion.

Technorient is currently owned as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. Mr. Adamczyk is also a director of Technorient and accordingly a connected person of the Company within the meaning of the Listing Rules. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Xact and its ultimate owners and the Shareholder are Independent Third Parties.

The Exchange constitutes a major and connected transaction for the Company under the Listing Rules and shall be subject to the approval of the shareholders of the Company. No shareholder of the Company is required to abstain from voting on the resolutions relating to the Share Exchange Agreement and the Exchange. The Controlling Shareholders, which as at the date of this announcement are in aggregate interested in approximately 57.98% of the issued share capital of the Company have on 17 July 2006 issued a written approval approving the Share Exchange Agreement, the Exchange and the performance by Corich of its obligations under the Share Exchange Agreement. The written approval from the Controlling Shareholders is accepted in place of holding a general meeting under Rule 14.44 and Rule 14A.43 of the Listing Rules and no general meeting will be convened for the purpose of approving the Share Exchange Agreement and the Exchange contemplated therein.

A circular containing details of the Share Exchange Agreement and the Exchange contemplated therein will be dispatched to shareholders of the Company as soon as practicable.

TIMETABLE FOR SHARE CONSOLIDATION

The Share Consolidation became effective on 15 June 2006. Due to the suspension of trading of the shares of the Company pending release of this announcement, the associated arrangement for the Consolidated Shares following the Share Consolidation and the free exchange of share certificate have been extended. Details of the revised timetable are set out in the paragraph headed "Timetable for Share Consolidation and trading arrangement" below.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the shares of the Company was suspended from 9:30 a.m. on Monday, 12 June 2006 pending the release of this announcement and application has been made for the resumption of trading of the shares of the Company, in form of the Consolidated Shares, from 9:30 a.m. on Monday, 24 July 2006.

A. THE EXCHANGE

1. The Share Exchange Agreement

Date:

15 July 2006

Parties:

(1) Sellers : (i) Corich, an indirect wholly-owned subsidiary of the Company whose principal business is investment holding; and

(ii) Mr. Adamczyk, who is interested in approximately 10% of the issued share capital of Technorient as at the date of this announcement and a director of Technorient. Mr. Adamczyk is a connected person of the Company within the meaning of the Listing Rules.

(2) Purchaser : Xact, a company incorporated in the State of Nevada, United States, the common shares of which are traded on the Over-The-Counter Bulletin Board of the United States. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Xact and its ultimate owners are Independent Third Parties.

(3) The Shareholder : Mr. Fred De Luca, a shareholder of Xact who as at the date of this announcement is interested in approximately 44.2% of the issued share capital of Xact and also a director of Xact. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Mr. Fred De Luca is an Independent Third Party.

(4) Technorient : Technorient, as at the date of this announcement is owned as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. Information about the business of Technorient are set out in the paragraph headed "Information on Technorient" below.

Subject matter:

Pursuant to the Share Exchange Agreement, each of Corich and Mr. Adamczyk as sellers will sell to Xact 39% and 10% of the issued share capital of Technorient, respectively.

Consideration:

In consideration for the sale of the Technorient Shares, Xact will issue to Corich and Mr. Adamczyk and/or their nominees an aggregate of 972,728 Preference Convertible Shares convertible into an aggregate of 89,689,881 Xact Shares. The number of Preference Convertible Shares to be issued at Closing and the number of Xact Shares to be issued upon conversion of the Preference Convertible Shares are as follows:

Seller or nominee(s)	Number of Preference Convertible Shares to be issued at Closing	Number of Xact Shares to be issued upon conversion *(Note 2)*	Percentage of total Xact Shares to be issued upon conversion of the Preference Convertible Shares
Corich	727,273	67,057,843	40.00%
Mr. Adamczyk	167,273	15,423,323	9.20%
Financial Consultant *(Note 1)*	78,182	7,208,715	4.30%
Total	972,728	89,689,881	53.50%

Notes:

1. The Financial Consultant is an Independent Third Party and the Preference Convertible Shares are issued to the Financial Consultant as part of its remuneration for advising the Company in relation to the Exchange.

2. The Preference Convertible Shares are convertible into Xact Shares at the ratio of one Preference Convertible Share to 92.2045 Xact Shares.

The consideration is determined by the parties after arm's length negotiation taking into account the unique nature of the business of Technorient (as more particularly described in the paragraph headed "Information on Technorient" below) in retailing luxury brand sports cars in Hong Kong, Macau Special Administrative Region and the PRC and the growth potential of the business in light of the growing luxury market in the PRC.

The increase in the authorised share capital of Xact as envisaged in Condition Precedent (c) (please refer to the description in the paragraph headed "The Share Exchange Agreement – Conditions Precedent" below) does not provide for the issue of the 141,439,195 Xact Shares upon conversion of the Preference Convertible Shares. It is envisaged that the capital structure of Xact will be further adjusted to this effect after completion of the Exchange.

Rights of the Preference Convertible Shares:

The follows are the rights attached to the Preference Convertible Shares:

Conversion rights : The 1,533,973 Preference Convertible Shares can be converted into an aggregate of 141,439,195 Xact Shares at the ratio of one Preference Convertible Share to 92.2045 Xact Shares, at the option of the holders of such Preference Convertible Shares.

Voting rights : Holders of Preference Convertible Shares will have the same voting rights as holders of Xact Shares as if they had converted the Preference Convertible Shares into Xact Shares.

Return of capital : In case of liquidation of Xact, holders of Preference Convertible Shares will be entitled to the return on capital in priority to other class of stock of Xact at US$4.00 per Preference Convertible Share.

Transferability : The Preference Convertible Shares and the Xact Shares issuable upon conversion of the Preference Convertible Shares are transferable, subject to compliance with the restriction under the US securities laws.

Dividend : No mandatory dividends.

Conditions Precedent:

Completion of the Exchange is condition upon fulfilment of the following conditions, among others, on or before 9 August 2006:

(a) Xact shall have received all the regulatory, shareholders and other consents, approvals and authorisation necessary to consummate the transactions contemplated under the Share Exchange Agreement;

(b) the Xact Shares shall continue to be traded on the Over-The-Counter Bulletin Board of the United States and Xact shall not have received any notification materially adversely affecting such status;

(c) the increase of the authorised share capital of Xact to 200,000,000 shares, comprising 100,000,000 Xact Shares and 100,000,000 Preference Convertible Shares, becoming effective;

(d) the conversion of the outstanding 10% Callable Secured Convertible Notes in the aggregate principal amount of US$1,000,000 and the note in the principal amount of US$950,000 into a total of 21,629,337 Xact Shares;

(e) the completion of the transfer of all the assets of Xact to a third party or parties so that Xact shall have no assets or liabilities;

(f) Technorient and each of Corich and Mr. Adamczyk shall have obtained all regulatory, shareholders and other consents, approvals and authorisation necessary to consummate the transactions contemplated under the Share Exchange Agreement; and

(g) Technorient shall have provided to Xact the audited financial statements of Technorient for the years ended 31 December 2004 and 31 December 2005, prepared on the basis of US GAAP.

As at the date of this announcement, Condition Precedent (c) has been fulfilled. It is anticipated that the third party or parties to whom the assets of Xact will be transferred to pursuant to Condition Precedent (e) is/are Independent Third Party(ies).

Replacement of share exchange agreement dated 9 June 2006

The Share Exchange Agreement also replaced and superseded the share exchange agreement dated 9 June 2006 entered into among the same parties in relation to the exchange of the entire issued share capital of Technorient for Preference Convertible Shares convertible into such number of Xact Shares as representing 95% of the issued share capital of Xact upon conversion (the "First Share Exchange Agreement"). Subsequent to the signing of the First Share Exchange Agreement, to ensure compliance with the Listing Rules, the Company commenced negotiation with Xact and the Shareholder to restructure the transaction contemplated under the First Share Exchange Agreement. After negotiations, the parties agreed to exchange an aggregate of 49% of the issued share capital of Technorient for Preference Convertible Shares convertible into such number of Xact Shares as representing 53.5% of the issued capital of Xact upon conversion.

2. Information on Technorient

Technorient is a company incorporated in Hong Kong on 8 March 1983 and as at the date of this announcement is owned as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. It is an indirect subsidiary of the Company and will remain an indirect subsidiary of the Company upon completion of the Exchange. Technorient is the holding company of the operating subsidiaries for the cars and car accessories business of the Group. The car and car accessories business of the Group consists mainly of import, distribution and after-sale service of Italian "Ferrari" and "Maserati" branded cars and spare parts in Hong Kong, Macau Special Administrative Region and the PRC.

The audited consolidated net asset value of the Technorient Group as at 31 December 2005 based on the HKFRSs is HK$35,648,758. The unaudited consolidated net asset value of the Technorient Group as at 31 March 2006 based on US GAAP is US$3,842,546 (equivalent to approximately HK$29.97 million).

換股權	:	優先可換股持有人可選擇行使換股權，1,533,973股優先可換股可按一股優先可換股轉換為92.2045股Xact股份之比例轉換為合共141,439,195股Xact股份。
投票權	:	優先可換股持有人將具有作為Xact股份持有人相同的投票權，猶如彼等已將優先可換股轉換為Xact股份。
退還股本	:	若Xact清盤，優先可換股持有人將較Xact其他類別股份獲優先退還股本，每股獲退還4.00美元。
可轉讓性	:	優先可換股及於轉換優先可換股時可發行之Xact股份均可轉讓，惟有關轉讓須遵守美國證券法。
股息	:	概無強制性股息。

先決條件：

交換事項須待於二零零六年八月九日或之前完成（其中包括）下列各項，方可作實：

(a) Xact就完成股份交換協議項下擬進行之交易獲所有監管機構、股東及其他人士同意、批准及授權；

(b) Xact股份繼續在美國場外電子交易板買賣及Xact未接獲對其有關地位造成重大不利影響之任何通知；

(c) 將Xact之法定股本增加至200,000,000股股份（包括100,000,000股Xact股份及100,000,000股優先可換股）；

(d) 將本金總額為1,000,000美元之尚未行使之10%可贖回有抵押可換股票據及本金額為950,000美元之票據轉換為合共21,629,337股Xact股份；

(e) 完成轉讓Xact之所有資產予一名或多名第三方，以致Xact並無資產或負債；

(f) 勵安、Corich及Adamczyk先生各自就完成股份交換協議項下擬進行之交易獲所有監管機構、股東及其他人士同意、批准及授權；及

(g) 勵安向Xact提供按美國公認會計原則編製截至二零零四年十二月三十一日及截至二零零五年十二月三十一日止年度經審核之勵安財務報表。

於本公佈日期，已達成先決條件(c)。預計根據先決條件(e)將獲轉讓Xact資產之一名或多名第三方乃獨立第三方。

取代日期為二零零六年六月九日之股份交換協議

股份交換協議亦取代及替代日期為二零零六年六月九日由相同訂約方訂立之股份交換協議，據此，勵安以其全部已發行股本交換優先可換股，該優先可換股於轉換時可轉換為若干數目（相當於Xact已發行股本之95%）之Xact股份（「首份股份交換協議」）。簽訂首份股份交換協議後，為確保遵守上市規則，本公司開始與Xact及股東進行磋商，以重組根據首份股份交換協議項下進行之交易。磋商後，各方同意以勵安已發行股本合共49%交換可於轉換時可轉換為若干數目（相當於Xact已發行股本53.5%之Xact股份）之優先可換股。

2. 有關勵安之資料

勵安是在一九八三年三月八日於香港註冊成立之公司。於本公佈日期，勵安的90%之股權由Corich擁有，約10%之股權由Adamczyk先生擁有。勵安為本公司之間接附屬公司，於完成交換事項後勵安仍為本公司之間接附屬公司。勵安為本集團經營汽車及汽車配件業務之附屬公司之控股公司。本集團汽車及汽車配件業務主要包括於香港、澳門特別行政區及中國經營意大利「法拉利」及「瑪莎拉蒂」等品牌汽車及零件之進口、分銷及售後服務。

勵安集團於二零零五年十二月三十一日根據香港財務報告準則計算之經審核綜合資產淨值為35,648,758港元。勵安集團於二零零六年三月三十一日根據美國公認會計原則計算之未經審核綜合資產淨值為3,842,546美元（相等於約29,970,000港元）。

截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個年度，勵安集團根據香港財務報告準則計算之經審核綜合除稅前及除稅後盈利如下：

	截至二零零四年十二月三十一日止年度 港元	截至二零零五年十二月三十一日止年度 港元
綜合除稅前盈利	7,120,042	13,259,519
綜合除稅後盈利	13,420,042	13,259,519

3. 有關Xact之資料

Xact是一家於二零零四年四月十九日在美國內華達州註冊成立之公司。Xact之法定股本為200,000,000股股份，包括100,000,000股Xact股份及100,000,000股優先可換股。於本公佈日期，Xact已發行13,576,021股Xact股份及並無發行優先可換股。勵安於交換事項完成之前及之後之股權架構如下：

	於本公佈日期Xact之股權架構		於完成時Xact之股權架構（考慮到發行優先可換股）		於悉數轉換優先可換股時Xact之股權架構	
股東名稱	Xact股份之概約百分比	優先可換股之概約百分比	Xact股份之概約百分比	優先可換股之概約百分比	Xact股份之概約百分比	優先可換股之概約百分比
股東	44.2%	–	–	–	–	–
Federico Cabo先生及Robert Pautsch先生	25.78% *(附註1)*	–	1.91% *(附註3)*	–	0.30% *(附註3)*	–
公眾股東	30.02%	–	98.09%	–	15.30%	–
Corich	–	–	–	47.41%	40.00%	–
Adamczyk先生	–	–	–	10.90%	9.20%	–
財務顧問	–	–	–	5.10%	4.30%	–
Happy Emerald, Ltd. *(附註2)*	–	–	–	36.59%	30.90%	–
總計	100%	–	100%	100%	100%	–

附註：

1. 該25.78%權益相當於Federico Cabo先生及Robert Pautsch先生（兩者現時為Xact之董事）之權益總額。本公司將悉於完成時或之前股東及Federico Cabo先生將交回彼等於Xact之權益作註銷。由於本公司並非該安排之訂約方，以及由於交回權益作註銷將於完成前進行，故本公司將不能控制或影響註銷過程。

2. Happy Emerald, Ltd.及其最終實益擁有人為獨立第三方。

3. 該1.91%權益（於悉數轉換優先可換股時將攤薄至0.30%）相當於Robert Pautsch先生於Xact之權益。Federico Cabo先生將於完成時不再持有任何Xact股份。

Xact之普通股在美國場外電子交易板買賣。於二零零六年七月十四日，Xact股份之收市價為每股0.12美元，而五日平均成交價則為每股0.1220美元。Xact亦有分別為本金總額為1,000,000美元之尚未行使可轉換為5,029,337股Xact股份之10%可贖回有抵押可換股票據，以及本金額為950,000美元可轉換為16,600,000股Xact股份之票據。兩項票據由獨立第三方持有及均不能買賣。該轉換為完成交換事項之一項先決條件。待交換事項完成後，Xact將持有勵安已發行股本49%。

Xact之董事會現時由三名董事組成。於三名現任董事中，Robert Pautsch先生將於完成時辭任董事一職。股東及Federico Cabo先生將留任為Xact之董事。本公司執行董事、執行主席兼行政總裁李文輝先生和Adamczyk先生將獲委任為Xact之董事。於完成後，Xact之董事會將由四名董事組成。李文輝先生及Adamczyk先生亦將分別獲委任為Xact之行政總裁及營運總監，本公司執行董事任蘇東先生將獲委任為Xact之財務總監。

Xact根據美國公認會計原則計算於二零零五年十二月三十一日及於二零零六年三月三十一日之未經審核綜合負債淨額為1,498,526美元（相等於約11,690,000港元）及1,597,611美元（相等於約12,460,000港元）。根據現有資料，Xact並無或然負債。



本公司
100%
Wo Kee Hong (B.V.I.) Limited
100%
Corich
40.00%
9.20%
Xact
49%
51%
100%

附註：

1. 勵駿汽車有限公司於佳拉利瑪莎拉蒂汽車國際貿易（上海）有限公司之29%股本權益已經出售，出售事項詳情載於本公司於二零零六年一月六日作出之公佈。於出售事項完成後，勵駿汽車有限公司仍保留佳拉利瑪莎拉蒂汽車國際貿易（上海）有限公司之1%股本權益。於本公佈日期，出售事項仍有待中國有關當局批准，而出售事項尚未生效。

2. Xact的其他股東為Xact的現有公眾股東、Robert Pautsch先生、Happy Emerald, Ltd.及財務顧問。

B. 進行交換事項的理由

本集團主要從事空調及冷凍產品、影音器材、汽車音響及電子產品、汽車及汽車配件、遊艇以及其他電子及電器產品的進口、市場推廣和分銷業務。

交換事項將令Xact持有部份勵安集團之業務，Xact股份在美國場外電子交易板掛牌及買賣，將為勵安提供籌集資金擴充業務之平台。美國場外電子交易板為一項受規管的報價服務，顯示場外交易股本證券的實時、最後售價及成交量的資料。該項服務由全國證券交易商協會（「納斯達克」）管理。為了讓一家公司或其證券掛牌，身為納斯達克成員的證券交易商須向納斯達克申請掛牌。發行人不會提交申請，亦不會支付任何申請費或上市費。唯一適用於股份在美國場外電子交易板報價之發行人之規則為其必須將其報告根據一九三四年證券交易所法案向美國證券及交易所委員會存檔。經美國場外電子交易板進行買賣的股本證券通過交易商網絡而非中央化交易所進行買賣。證券由經紀交易商以一對一形式經電腦網絡及電話直接磋商進行買賣。因此，證券於美國場外電子交易板報價將讓公司更容易籌集資金。美國場外電子交易板為股東提供一個平台，透過交易商為其買賣權益，而存檔要求提高公司之透明度，兩者均使證券對投資者更具吸引力。

交換事項完成後，勵安仍為本公司之附屬公司。交換事項之損益將參照(i)勵安集團於二零零五年十二月三十一日根據香港財務報告準則計算之經審核資產淨值為數35,648,758港元由Corich視作出售於勵安之19.4%*權益之資產淨值及(ii)於悉數轉換優先可換股時之67,057,843股Xact股份（於悉數轉換727,273股優先可換股後將予發行）之公平值之差額而釐定。假設Xact股份之價值為每股Xact股份0.12美元（二零零六年七月十四日，即於簽訂股份交換協議前一日Xact股份之收市價）及於截至二零零六年十二月三十一日止財政年度內悉數轉換優先可換股，則交換事項將導致本集團於截至二零零六年十二月三十一日止年度之綜合財務報表記錄未經審核收益約55,800,000港元。股東及投資公眾人士應注意，於本公佈日期Xact股份之公平值未能確定，且悉數轉換優先可換股之日期尚未釐定，是否可以錄得收益或虧損及本集團之經審核綜合財務報表將記載交換事項所產生之該等收益或虧損之金額可能與本公佈所披露者有異。

* 該19.4%權益為Corich現時於勵安之90%權益與因Corich直接持有之51%權益與Corich通過其於Xact之40%權益而間接持有於勵安之19.6%權益（按Xact於勵安之49%權益計算）得出之70.6%權益之差額。

考慮到上述因素，各董事（包括獨立非執行董事）均認為，股份交換協議之條款及交換事項之條款是公平合理，並符合本公司及本公司整體股東之利益。

C. 一般事項

根據上市規則，交換事項構成本公司一項主要及關連交易，須獲本公司股東批准方可作實。本公司概無股東須就股份交換協議及交換事項之決議案放棄投票。控股股東（於本公佈日期擁有本公司已發行股本合共約57.98%的權益）於二零零六年七月十七日已發出書面批准，批准股份交換協議、交換事項及Corich根據股份交換協議履行其責任。於本公佈日期，控股股東包括Modern Orbit Limited、李文輝先生（李文彬先生之兄長）、何秀月女士（李文輝先生之配偶）、李文彬先生（李文輝先生之弟）、Fisherman Enterprises Inc.（一間由李文彬先生全資擁有之公司）及余金蘭女士（李文輝先生及李文彬先生之母親）分別持有117,133,570股、3,556,438股、673,873股、471,900股、1,445,719股及5,209,716股股份，相當於本公司已發行股本約52.85%、1.60%、0.30%、0.21%、0.65%及2.35%。Modern Orbit Limited為The WS Lee Unit Trust之信託人，由Cyber Tower Inc.全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家族成員，包括余金蘭女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金蘭女士、李文輝先生及李文彬先生擁有。

根據上市規則第14.44條及第14A.43條，控股股東發出的書面批准已接納以取代舉行股東大會，故此本公司將不會就批准股份交換協議及其項下擬進行的交換事項舉行股東大會。

一份載有股份交換協議及其項下擬進行之交換事項詳情的通函將在實際可行的情況下盡快寄發予本公司各股東。

D. 暫停及恢復買賣

本公司股份已於二零零六年六月十二日（星期一）上午九時三十分起暫停買賣，以待刊發本公佈，而本公司已申請於二零零六年七月二十四日（星期一）上午九時三十分恢復本公司股份（以合併股份形式）買賣。

E. 股份合併及買賣安排之時間表

謹此提述本公司就有關股份合併事宜於二零零六年四月十一日刊發之公佈及於二零零六年四月二十五日刊發之通函。

股份合併已於二零零六年六月十五日生效，由於本公司股份買賣暫停，以待刊發本公佈，股份合併後合併股份之相關安排及免費換領股票已經延期。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）
（股份編號：720）

主要及關連交易
股份交換協議、
股份合併之經修訂時間表
及
恢復買賣

交換事項

於二零零六年七月十五日，Corich（本公司之間接全資附屬公司）和Adamczyk先生（同作為賣方）與Xact（作為買方）、股東及勵安就出售勵安合共49%之已發行股本訂立股份交換協議，代價為由Xact發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股。

股份交換協議亦取代及替代日期為二零零六年六月九日由相同訂約方訂立之股份交換協議，據此，勵安以其全部已發行股本交換優先可換股，該優先可換股於轉換時可轉換為若干數目（相當於Xact已發行股本之95%）之Xact股份。

勵安現時由Corich和Adamczyk先生擁有，Corich擁有約90%的股權，Adamczyk先生擁有約10%的股權，Adamczyk先生亦為勵安之董事，因此，按照上市規則之定義，彼為本公司之關連人士。在作出一切合理查詢後，就董事所知、所悉及所信，Xact及其最終擁有人及股東為獨立第三方。

根據上市規則，交換事項構成本公司一項主要及關連交易，須獲本公司股東批准方可作實。本公司概無股東須就股份交換協議及交換事項之決議案放棄投票。控股股東（於本公佈日期擁有本公司已發行股本合共約57.98%的權益）於二零零六年七月十七日已發出書面批准，批准股份交換協議、交換事項及Corich根據股份交換協議履行其責任。根據上市規則第14.44條及第14A.43條，控股股東發出的書面批准可接納以取代舉行股東大會，故此本公司將不會就批准股份交換協議及其項下擬進行的交換事項舉行股東大會。

一份載有股份交換協議及其項下擬進行之交換事項詳情的通函將在實際可行的情況下盡快寄發予本公司各股東。

股份合併之時間表

股份合併已於二零零六年六月十五日生效。由於本公司股份買賣暫停，以待刊發本公佈，股份合併後合併股份之相關安排及免費換領股票已經延期。經修訂時間表的詳情載於下文「股份合併及買賣安排之時間表」一段。

暫停及恢復買賣

本公司股份已於二零零六年六月十二日（星期一）上午九時三十分起暫停買賣，以待刊發本公佈，而本公司已申請於二零零六年七月二十四日（星期一）上午九時三十分恢復本公司股份（以合併股份形式）買賣。

A. 交換事項

1. 股份交換協議

日期：

二零零六年七月十五日

訂約方：

(1) 賣方 ： (i) Corich，為本公司之間接全資附屬公司，其主要業務為投資控股；及

(ii) Adamczyk先生，於本公佈日期擁有勵安已發行股本約10%的權益，並為勵安之董事。按照上市規則之定義，Adamczyk先生為本公司之關連人士。

(2) 買方 ： Xact，為一家於美國內華達州註冊成立之公司，其普通股在美國場外電子交易板買賣。在作出一切合理查詢後，就董事所知、所悉及所信，Xact及其最終擁有人為獨立第三方。

(3) 股東 ： Fred De Luca先生，為Xact之一名股東，於本公佈日期擁有Xact已發行股本約44.2%的權益，亦為Xact的董事。在作出一切合理查詢後，就董事所知、所悉及所信，Fred De Luca先生為獨立第三方。

(4) 勵安 ： 勵安於本公佈日期由Corich和Adamczyk先生擁有。Corich擁有勵安約90%的股權，Adamczyk先生擁有勵安約10%的股權。有關勵安之業務資料載於下文「有關勵安之資料」一段。

內容：

根據股份交換協議，Corich和Adamczyk先生（同作為賣方）將分別各自向Xact出售勵安已發行股本之39%及10%的權益。

代價：

作為出售勵安股份之代價，Xact將向Corich、Adamczyk先生及／或彼等之提名人發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股。於完成時發行之優先可換股數目及於轉換優先可換股時發行之Xact股份數目如下：

賣方或提名人	於完成時發行之優先可換股數目	轉換時發行之Xact股份數目 *(附註2)*	轉換優先可換股後佔Xact總發行股份的百分比
Corich	727,273	67,057,843	40.00%
Adamczyk先生	167,273	15,423,323	9.20%
財務顧問 *(附註1)*	78,182	7,208,715	4.30%
總計	972,728	89,689,881	53.50%

附註：

1. 財務顧問為獨立第三方。本公司向財務顧問發行之優先可換股是作為其就交換事項向本公司提供意見之部份報酬。
2. 優先可換股可按一股優先可換股轉換為92.2045股Xact股份之比例轉換為Xact股份。

代價乃經訂約各方按公平原則磋商後釐定，考慮到勵安於香港、澳門特別行政區及中國銷售豪華品牌跑車之業務的獨特性（詳情見下文「有關勵安之資料」一段）及該業務在日見增長之中國高檔消費品市場具增長潛力。

如先決條件(c)（請參看下列「股份交換協議－先決條件」一段）所預計，所增加之Xact法定股本並不包括於優先可換股轉換時所發行

Xact於二零零四年四月十九日（其註冊成立日期）至二零零五年六月三十日期間及截至二零零五年六月三十日止年度之經審核綜合虧損分別為69,251美元（相等於約540,158港元）及1,130,758美元（相等於約8,800,000港元）。

4. 勵安於交換事項完成之前及之後之股權架構

勵安於本公佈日期（交換事項完成前）之股權架構

57.98%
100%
Wo Kee Hong (B.V.I.) Limited
100%
Corich
10%
90%
100%
30%
95%
100%

附註：

1. 勵駿汽車有限公司於法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司之29%股本權益已經出售，出售事項詳情載於本公司於二零零六年一月三日作出之公佈。於出售事項完成後，勵駿汽車有限公司將保留法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司之1%股本權益。於本公佈日期，出售事項仍有待中國有關當局批准，而出售事項尚未生效。

	附註		
應付關連公司款項		2,544	4,100
一年內到期之融資租賃債務		85	82
一年內到期之貸款	7	86,766	69,333
		272,277	241,584
直接與分類為持作買賣之非流動資產有關之負債	6	124,768	–
		397,045	241,584
流動資產淨值		37,466	833
總資產減流動負債		356,476	374,022
非流動負債			
可換股貸款票據		29,950	28,951
一年後到期之融資租賃債務		289	319
一年後到期之貸款	7	10,670	13,727
[illegible]	[illegible]	[illegible]	[illegible]
遞延稅項負債		21,152	21,152
		67,407	69,501
資產淨值		289,069	304,521
權益			
本公司權益持有人應佔資本及儲備			
股本		221,615	221,615
儲備		63,520	79,362
		285,135	300,977
少數股東權益		3,934	3,544
總權益		289,069	304,521

附註

1. **編製基準及會計政策**

[illegible]

用於編製簡明綜合中期財務報表之會計政策與編製截至二零零五年十二月三十一日止年度之年度財務報表所採納者貫徹一致,並採納於編製本報告時已公布並生效之若干香港財務報告準則之修訂準則及詮釋如下:

香港會計準則第21號(修訂)	外幣匯率變動之影響-境外業務之投資淨值
香港會計準則第39號(修訂)	預計集團間交易之現金流量對沖會計
香港會計準則第39號(修訂)	公平值選擇權
香港會計準則第39號及香港財務報告準則第4號(修訂)	金融擔保合約

採納有關準則或詮釋並無對本集團之會計政策造成重大影響,且未對已呈報之截至二零零六年六月三十日止六個月之業績造成重大影響。

本集團並無提前採用以下已公佈但尚未生效之新訂、經修訂準則及詮釋。

香港會計準則第1號(修訂)	資本披露
香港財務報告準則第7號	金融工具:披露
香港(國際財務報告詮釋委員會)-詮釋第7號(於二零零六年三月一日或其後開始之會計期間生效)	根據香港會計準則第29號「於惡性通貨膨脹經濟中之財務報告」採用重列法
香港(國際財務報告詮釋委員會)-詮釋第8號(於二零零六年五月一日或其後開始之會計期間生效)	香港財務報告準則第2號之範圍
香港(國際財務報告詮釋委員會)-詮釋第9號(於二零零六年六月一日或其後開始之會計期間生效)	內置衍生產品之重估

香港會計準則第1號(修訂)將於二零零七年一月一日或之後開始之年度期間採用。該項經修訂準則將影響有關本集團資本管理之目標、政策及程序之定性資料,有關本公司視為資本項目之定量資料,以及有關遵守任何資本規定及未遵守有關規定之後果之披露。

香港財務報告準則第7號將取代香港會計準則第32號,並已修訂香港會計準則第32號有關金融工具的披露要求。該項香港財務報告準則將於二零零七年一月一日或之後開始之年度期間採用。

除上述者外,本集團預計採納上述之其他公告於其首次應用期間對本集團之財務報表概無重大影響。

2. **業務及地區分類**

業務分類

就業務管理目的,本集團現時之業務可分為五個經營部份:空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

二零零六年

	空調產品 港幣千元 (未經審核)	影音設備及其他電器產品 港幣千元 (未經審核)	汽車及汽車配件 港幣千元 (未經審核)	直銷 港幣千元 (未經審核)	物業投資 港幣千元 (未經審核)	業務之間對銷 港幣千元 (未經審核)	綜合賬目 港幣千元 (未經審核)
營業額							
外部銷售收益	41,329	73,063	192,936	883	–	–	308,211
業務之間銷售收益	137	743	–	–	–	(880)	–
營業總額	41,466	73,806	192,936	883	–	(880)	308,211
業績							
分類業績	551	(1,564)	4,425	(16)	151	–	3,547
未分配之公司支出							(9,348)
經營虧損							(5,801)
財務費用							(4,925)
應佔一家聯營公司業績	–	–	317	–	–	–	317
除稅前虧損							(10,409)
所得稅開支							(6)
							(10,415)
持作買賣之非流動資產期內虧損	–	(6,093)	–	–	–	–	(6,093)
期內虧損							(16,508)

	(6)	(6)
遞延稅項:		
本期間	–	(12,420)
	(6)	(12,426)

由於本集團有未動用稅項虧損以抵銷本期間之估計應課稅溢利,故截至二零零六年六月三十日止期間內並無作出香港利得稅撥備(截至二零零五年六月三十日止六個月:無)。

海外稅項乃按有關司法權區適用之稅率計算。

5. **每股(虧損)/盈利**

每股基本(虧損)/盈利之計算方法,乃根據權益持有人應佔虧損約港幣16,685,000元(二零零五年:盈利約港幣76,378,000元)及期內已發行普通股之加權平均數221,615,433股普通股(二零零五年:(重列)221,615,433股普通股)計算。

並無計算截至二零零五年及二零零六年六月三十日止期間各每股攤薄(虧損)/盈利,因該兩個期間內並無攤薄事項。

6. **持作買賣之非流動資產**

[illegible]

由於協議於二零零六年六月三十日尚未完成,根據香港財務報告準則第5號「持作買賣之非流動資產及已終止經營業務」,本集團分佔金羚之資產被列為持作買賣之非流動資產,在資產負債表與其他資產分開呈列。本集團分佔金羚之負債則作為直接分類為持作買賣之非流動資產有關之負債。金羚截至二零零六年六月三十日止期間之業績已重新列為「持作買賣之非流動資產業績」而非「應佔聯營公司業績」。截至二零零五年六月三十日止期間之相關數字已作相應追溯重列。

7. **貸款**

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
銀行透支	11,565	5,406
銀行借款	85,871	77,654
	97,436	83,060
有抵押	89,568	75,751
無抵押	7,868	7,309
	97,436	83,060
上述貸款之償還期如下:		
一年內	86,766	69,333
一年以上,但不超過兩年	6,150	6,134
兩年以上,但不超過五年	4,520	7,593
	97,436	83,060
減:一年內到期之款項(列於流動負債下)	(86,766)	(69,333)
一年後到期之款項	10,670	13,727

8. **或然負債**

(a) 本公司為附屬公司獲取若干銀行信貸及其他貸款作出金額約為港幣222,783,000元之公司擔保(二零零五年十二月三十一日:港幣218,207,000元)。

(b) 本公司已就附屬公司作出金額約為港幣5,885,000元之其他擔保(二零零五年十二月三十一日:港幣3,613,000元)。

(c) 於二零零六年六月三十日,本集團就將及本公司一間位於印度之附屬公司之訴訟或將產生或然負債約港幣1,300,000元(二零零五年十二月三十一日:約港幣1,300,000元)。

(d) 於本期間,根據本公司日期為二零零四年五月五日之公佈向一名關連人士授予之期權協議已終止,於二零零六年六月三十日有關期權之或然負債為港幣零元(二零零五年十二月三十一日:約港幣10,333,000元)。

(e) 本公司之一間附屬公司已就有關職工補償款項訂立一項職工補償協議,據此該附屬公司須負責不超過人民幣15,000,000元之補償額(相當於約港幣14,600,000元)。

9. **資產抵押**

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
土地及樓宇	102,542	84,347
存貨	19,267	2,930
投資物業	277,804	197,199
貿易性來源收賬款	–	2,390
一間附屬公司之全部資產	21,918	18,739

金額乃本集團就取得銀行信貸所抵押之資產,並抵押資產將於相關銀行貸款償還後解除。

中期股息

董事議決不宣派中期股息(二零零五年:無)。

管理層討論及經營業績及財務狀況分析

業績

於二零零六年首六個月,本集團錄得總營業額港幣308,200,000元,較上個期間港幣324,600,000元減少港幣16,400,000元(5.1%)。該項跌幅主要歸因於本集團三個業務部門業績表現參差之結果,一方面汽車行業欣欣向榮,推動汽車及汽車配件(「汽車部」)錄得營業額港幣192,900,000元,較上個期間之港幣152,100,000元大增港幣40,800,000元(26.8%)。另一方面,本集團其他兩個業務部門,即空調產品以及影音及其他電子產品部門,則受到報告期間零售市場呆滯之嚴重打擊,營業額分別降至港幣41,300,000元(較上個期間之港幣54,600,000元下跌港幣13,300,000元(24.4%))及港幣73,100,000元(較上個期間之港幣116,100,000元下跌港幣43,000,000元(37.0%))。

毛利微升至營業額之20.5%(上個期間:19.6%),維持於港幣63,300,000元(上個期間:港幣63,600,000元)。毛利改善體現本公司致力保持毛利率之成效。

Quattroporte系列新增添的Sport GT及Executive GT以及GranSport Spyder的推出將會重新推動此品牌的銷售。

本集團出售於法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之29%股本權益之協議訂立後,本集團已於今年九月開始於中國大陸經營「法拉利」及「瑪莎拉蒂」汽車代理業務,此項業務將為集團錄得額外銷售及對毛利作出貢獻。

本集團於二零零六年中成為「愛快.羅密歐」汽車於香港及澳門的獨家授權進口商,現正為該品牌汽車籌備陳列室及服務中心事宜,並正準備於二零零六年十二月開始銷售。

機動遊艇

本集團分銷高級品牌之發展方向已自意大利「法拉帝」遊艇展開。於回顧期間,本集團已取得台灣遊艇製造商「Horizon」於香港、澳門及整個中國地區之代理權,為機動遊艇業務增加新的專營品牌。

結算日後事項

出售金羚電器之股本權益

於二零零六年六月三十日,本集團訂立一項協議,出售其於金羚電器有限公司(「金羚電器」)之50%股本權益予Candy Elettrodomestici S.r.l(「Candy」),現金代價為人民幣50,000,000元(可予調整)。金羚電器乃本集團之合營公司,於中國江門從事洗衣機之設計及製造。本集團亦同意於出售金羚電器之同時,將其分銷金羚電器產品之權利轉讓予Candy,代價為人民幣6,000,000元,以及支付一筆不超過人民幣15,000,000元之有關終止金羚電器員工之僱工合約之職工補償。此項出售符合本集團之策略,以盡量減少其於合營企業投資之虧損,以便集中資源擴展本集團之高檔時尚生活品牌及產品,以滿足客戶(尤其中國大陸客戶)之不斷增長之需求。

股份交換

於二零零六年七月十五日,本集團及本公司附屬公司之董事Herbert Adamczyk先生與Xact Aid, Inc.(「Xact」)就出售駿安有限公司合共49%之股份訂立股份交換協議,代價為由Xact Aid, Inc.發行合共972,728股優先可換股股份,以轉換為合共89,689,881股Xact股份。於全部轉換優先可換股後,本集團將持有Xact之40%普通股,而Xact持有駿安有限公司49%股權。駿安有限公司仍繼續為本集團之附屬公司。股份交換導致Xact持有本集團部份汽車業務,Xact之股份於美國場外電子交易板掛牌及買賣,此項交易將提供融資平台,為本集團汽車業務之擴展提供資金。

人力資源

於二零零六年六月三十日,本集團之員工總數(聯營公司僱員除外)為348人(二零零五年:281人),主要乃汽車業務部擴張包括新開業之鄭州「法拉利」及「瑪莎拉蒂」汽車3S服務中心增聘人手所致。隨著中國業務之持續擴展,本公司將增聘當地員工。管理層致力提高員工士氣及提供培訓,以確保本公司員工隊伍穩定及在市場上具有競爭力。

展望

本公司主要市場之穩健經濟增長將會於下半年及二零零七年持續。本公司「法拉利」及「瑪莎拉蒂」汽車業務之銷售及盈利將會強勁增長。新增之「愛快.羅密歐」汽車將會擴闊本公司汽車業務之客戶基礎。

空調業務將維持利潤水平。

本集團調整自身影音產品「樂爵士」及「先力」品牌之產品策略,將開發更多時尚生活產品,並會帶來更高毛利。

取得「法拉帝」機動遊艇的分銷權後,本公司高級品牌分銷業務隨着增加「Horizon」機動遊艇(覆蓋香港、澳門及整個中國大陸)而得到進一步增強。同時,於二零零六年下半年將會取得更多時尚生活品牌。管理層預期機動遊艇及其他類似的時尚生活產品業務將有良好表現。

此外,本集團預期物業投資收入將不斷增長,乃由於物業市場持續復甦及本公司和記行大廈之出租率及租金繼續攀升。

管理層將更努力改善本集團二零零六年下半年之營運業務。本集團穩健之傳統業務配合新的時尚生活品牌平台,將令業務持續發展。

證券之購買、出售或贖回

於截至二零零六年六月三十日止六個月,本公司及其附屬公司在期內並無購入、出售或贖回本公司任何證券。

企業管治

董事認為,除守則條文第A.2.1條規定主席及行政總裁之職責分工外,於截至二零零六年六月三十日止六個月期間,本公司一直遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載企業管治常規守則之守則條文。

守則第A.2.1條規定,主席與行政總裁的角色應有區分,並不應由一人同時兼任。李文輝先生為執行主席兼行政總裁。董事會認為,此架構不會影響董事會與管理層之間之權力及授權均衡,因為董事會已就董事會與管理層之權力及職權和行政總裁的職責採納清晰指引。此外,董事會成員經驗豐富、具卓越才幹,且定期開會討論本集團之業務及經營。董事會相信,此結構有助於加強及維持一貫之領導,使本集團得以迅速和有效地制定及實施決策。

遵守上市發行人董事進行證券交易之標準守則(「標準守則」)

本公司已採納一套董事進行本公司證券交易之行為守則,該守則符合上市規則附錄十所載之標準守則。在本公司作出特定查詢後,所有董事確認,於截至二零零六年六月三十日止六個月期間內,彼等一直遵守標準守則所載之規定標準。

審核委員會

本公司之審核委員會由本公司獨立非執行董事李卓民先生(主席)、陳文生先生及張應坤先生組成。在確立該委員會之職權範圍時,董事已參考香港會計師公會於二零零二年二月刊發之「審核委員會有效運作指引」及企業管治常規守則。

本公司審核委員會已審閱中期業績及二零零六年中期報告,並對本集團會計政策符合香港目前之最佳應用守則感到滿意。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港,二零零六年九月十九日

於本公佈日期,董事會成員包括執行董事李永森先生(榮譽主席)、李文輝先生(執行主席兼行政總裁)、孫志冲先生、李文彬先生、汪錦東先生及許捷成先生,及非執行董事余金霞女士,以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

- *僅供識別*



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

2006 INTERIM RESULTS (UNAUDITED)

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of mainland People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances, audio-visual electrical items including car audio; motor vehicles and accessories, motor yachts; and other electronic products.

RESULTS

Condensed Consolidated Income Statement
For the six months ended June 30

	Notes	2006 *HK$'000* (Unaudited)	2005 *HK$'000* (Unaudited) (Restated)
Turnover	2	308,211	324,610
Cost of sales		(244,929)	(261,026)
Gross profit		63,282	63,584
Other revenue		5,337	4,487
Distribution costs		(23,176)	(23,922)
Administrative expenses		(51,244)	(44,014)
Fair value gains on investment properties		–	6,707
Gain on settlement of a loan		–	88,178
(Loss)/profit from operations	3	(5,801)	95,020
Finance costs		(4,925)	(2,258)
Share of result of an associate		317	(967)
(Loss)/profit before tax		(10,409)	91,795
Income tax expense	4	(6)	(12,426)
		(10,415)	79,369
Loss for the period from non-current assets held for sale	6	(6,093)	(3,008)
(Loss)/profit for the period		(16,508)	76,361
Attributable to:			
Equity holders of the Company		(16,685)	76,378
Minority interests		177	(17)
		(16,508)	76,361
(Losses)/earnings per share for (loss)/profit attributable to the equity holders of the Company – Basic and diluted	5	(7.53) cents	34.46 cents
Dividends		NIL	NIL

Condensed Consolidated Balance Sheet

	Notes	June 30 2006 *HK$'000* (Unaudited)	December 31 2005 *HK$'000* (Audited)
Non-current assets			
Investment properties		181,452	200,847
Property, plant and equipment		120,188	102,664
Goodwill		2,479	2,306
Interests in associates		8,072	60,545
Available-for-sale financial assets		527	527
Deferred tax assets		6,300	6,300
		319,018	373,189
Current assets			
Inventories		133,772	81,157
Properties held for sale		24,851	24,851
Trade and other receivables		87,276	103,942
Amounts due from associates		7,737	4,528
Other financial assets at fair value through profit or loss		20	20
Derivative financial instruments		–	3,910
Cash and bank balances		8,717	24,009
		262,373	242,417
Non-current assets held for sale	6	172,138	–
		434,511	242,417
Current liabilities			
Trade and other payables		126,359	118,832
Provision for a legal claim		30,656	30,656
Bills payable		25,685	18,160
Tax payable		182	421
Amounts due to related companies		2,544	4,100
Obligations under finance leases – due within one year		85	82
Borrowings – due within one year	7	86,766	69,333
		272,277	241,584
Liabilities directly associated with non-current assets classified as held for sale	6	124,768	–
		397,045	241,584
Net current assets		37,466	833
Total assets less current liabilities		356,476	374,022
Non-current liabilities			
Convertible loan note		29,950	28,951
Obligations under finance leases – due after one year		289	319
Borrowings – due after one year	7	10,670	13,727
Amount due to a related company		5,346	5,352
Deferred tax liabilities		21,152	21,152
		67,407	69,501
Net assets		289,069	304,521
Equity			
Capital and reserves attributable to the Company's equity holders			
Share capital		221,615	221,615
Reserves		63,520	79,362
		285,135	300,977
Minority interests		3,934	3,544
Total equity		289,069	304,521

Notes:

1. **Basis of preparation and accounting policies**

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant HKASs, Interpretations and the Hong Kong Financial Report Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies used in preparation of the condensed consolidated interim financial statements are consistent with those adopted in the annual financial statements for the year ended December 31, 2005 with addition of certain new standards and interpretations of HKFRSs issued and effective as at the time of preparing this report. These are:

HKAS 21 (Amendment)	The effects of change in foreign exchange rate – net investment in a foreign operation
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions
HKAS 39 (Amendment)	The fair value option
HKAS 39 & HKFRS 4 (Amendment)	Financial guarantee contracts

The adoption of such standards or interpretation does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the six months ended June 30, 2006.

The Group has not early applied the following new standards, amendments and interpretations to standards that have been issued but are not yet effective:

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: disclosures
HK(IFRIC)-Int 7 (effective for accounting period commencing on or after March 1, 2006)	Applying the Restatement Approach under HKAS 29 financial reporting in hyperinflationary economies
HK(IFRIC)-Int 8 (effective for accounting period commencing on or after May 1, 2006)	Scope of HKFRS 2
HK(IFRIC)-Int 9 (effective for accounting period commencing on or after June 1, 2006)	Reassessment of embedded derivatives

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosure about qualitative information about the Group's objective, policies and processes for managing capital, quantitative data about what company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual period beginning on or after 1 January 2007.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

2. **Business and geographical segments**

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

2006

	Air-conditioning products *HK$'000* (Unaudited)	Audio-visual and other electrical products *HK$'000* (Unaudited)	Cars and car accessories *HK$'000* (Unaudited)	Direct marketing *HK$'000* (Unaudited)	Property investment *HK$'000* (Unaudited)	Inter-segment elimination *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
Turnover							
External sales	41,329	73,063	192,936	883	–	–	308,211
Inter-segment sales	137	743	–	–	–	(880)	–
Total turnover	41,466	73,806	192,936	883	–	(880)	308,211
Results							
Segment results	551	(1,564)	4,425	(16)	151	–	3,547
Unallocated corporate expenses							(9,348)
Loss from operations							(5,801)
Finance costs							(4,925)
Share of result of an associate	–	–	317	–	–	–	317
Loss before taxation							(10,409)
Income tax expense							(6)
							(10,415)
Loss for the period from non-current asset held for sale	–	(6,093)	–	–	–	–	(6,093)
Loss for the period							(16,508)

2005

	Air-conditioning products *HK$'000* (Unaudited)	Audio-visual and other electrical products *HK$'000* (Unaudited)	Cars and car accessories *HK$'000* (Unaudited)	Direct marketing *HK$'000* (Unaudited)	Property investment *HK$'000* (Unaudited)	Inter-segment elimination *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited) (Restated)
Turnover							
External sales	54,620	116,106	152,107	1,377	–	–	324,610
Inter-segment sales	31	45	–	31	–	(107)	–
Total turnover	54,651	116,151	152,107	1,408	–	(107)	324,610
Results							
Segment results	2,314	3,312	1,381	(979)	8,440	130	15,118
Gain on settlement of a loan							88,178
Unallocated corporate expenses							(8,276)
Profit from operations							95,020
Finance costs							(2,258)
Share of result of an associate	–	–	(967)	–	–	–	(967)
Profit before taxation							91,795
Income tax expense							(12,426)
							79,369
Loss for the period from non-current asset held for sale	–	(3,008)	–	–	–	–	(3,008)
Profit for the period							76,361

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

MAJOR AND CONNECTED TRANSACTION

On 14 November 2006, WKHL entered into an agreement with Surestatus whereby WKHL has agreed to sell and Surestatus has agreed to purchase 100% of the issued share capital of Che Chuen for a consideration of HK$1.00.

The Disposal constitutes a major and connected transaction for the Company under Chapter 14 and 14A of the Listing Rules and shall be subject to approval of Independent Shareholders in general meeting. Surestatus is wholly owned by Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company.

A circular containing details of the Disposal, the letter of advice from the Independent Board Committee to Independent Shareholders and the recommendation of the independent financial advisor to the Independent Board Committee and the Independent Shareholders in respect of the Disposal together with the notice of SGM will be despatched to Shareholders as soon as possible in accordance with the Listing Rules.

An independent financial adviser will be appointed to advise the Independent Board Committee of the Company in respect of the Disposal and an announcement thereof will be made as soon as possible after the appointment is made.

THE DISPOSAL

Date:

14 November 2006

Parties:

(i) WKHL, as vendor

(ii) Surestatus, as purchaser

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Surestatus carries on the business of investment holding.

Subject matter:

100% of the issued capital of Che Chuen. Che Chuen's principal asset is an indirect 92% interest in the registered capital of Dongguan Changxing.

Consideration:

HK$1.00

The consideration was arrived at after arm's length negotiation and on the basis that Dongguan Changxing has net liabilities of HK$30.0 million as at 31 October 2006 and was a defendant in the Litigation.

The Litigation:

The Company had announced on 17 February 2006 that Dongguan Changxing was a defendant to proceedings instigated by 廣州市祥能置業投資有限公司 (Guangzhou City Cheungnan Investment Co., Ltd.*) on 26 March 2004 claiming for an amount of US$1,997,000 (equivalent to approximately HK$15.6 million) and interest thereon.

On 24 January 2006, the Guangdong Province Higher People's Court affirmed the decision of the Dongguan City Medium People's Court which found in favour of Guangzhou City Cheungnan Investment Co., Ltd. and the award of approximately HK$32.5 million. Since that judgment, so far as the Directors are aware, no action has been taken against Dongguan Changxing by Guangzhou City Cheungnan Investment Co., Ltd.

Financial information on Che Chuen:

As Che Chuen only became the shareholder of Dongguan Changxing in 2006 pursuant to a group reorganisation whereby Che Chuen became the intermediate holding company of Dongguan Changxing, there are no audited consolidated financial information for Che Chuen which include Dongguan Changxing for the years ended 31 December 2004 and 2005.

The audited net profit (both before and after taxation and extraordinary items) of Che Chuen for the years ended 31 December 2004 and 2005 were HK$453,000 and HK$1,466,000 respectively.

The audited consolidated loss before and after taxation and extraordinary items for Dongguan Changxing for the years ended 31 December 2004 and 2005 were HK$16,844,000 and HK$30,497,000 respectively.

As at 30 June 2006, Che Chuen had no net assets or liabilities. The unaudited net liabilities of Dongguan Changxing as at 30 June 2006 was HK$60.3 million. As at 31 October 2006, there was a waiver of intercompany current account balance due from Che Chuen to the Company in the amount of HK$30.3 million. The waiver of this intercompany balance was not conditional upon the completion of the Disposal. As a result of the waiver, the unaudited consolidated net liabilities of Che Chuen would be adjusted downwards by HK$30.3 million as at 31 October 2006 and the unaudited consolidated accumulated losses of Che Chuen as at 31 October 2006 amounted to approximately HK$27.7 million.

Conditions precedent:

Completion of the Disposal is conditional upon the following conditions being fulfilled and remaining fulfilled or waived by Surestatus as at Completion:–

(i) consents of the Independent Shareholders of the Company and the Stock Exchange and all filings with any relevant governmental or regulatory authorities and other relevant third parties in Hong Kong, Bermuda or elsewhere which are required or appropriate for the entering into and the implementation of the Disposal having been given or made; all waiting periods required under the laws of Hong Kong, Bermuda or any other relevant jurisdictions having expired or terminated; and all applicable statutory or other legal obligations having been complied with;

(ii) all relevant approvals, consents, registrations and/or permission required in the PRC (if any) in relation to the Disposal having been obtained/made, which include, as appropriate and without limitation, the approval of the Disposal by the local Ministry of Commerce and obtaining the required business licence of the Company issued by the local Administration for Industry and Commerce in the PRC.

INFORMATION ON CHE CHUEN

Che Chuen holds an indirect 92% interest in the registered capital of Dongguan Changxing. Dongguan Changxing was acquired in 1998 for the purpose of acquiring the land use right to a piece of land situated at Dai Ling Shan, Lin Ping Management Area, Dongguan, Guangdong Province, the PRC*. Given the results of the Litigation against Dongguan Changxing, the Company believes it is in the best interest of the Company and Shareholders to distance the Group from the Litigation and any possible liabilities arising therefrom by entering into the Disposal.

REASON FOR THE DISPOSAL

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories, motor yachts and other electronic and electrical products.

Mr. Richard Man Fai LEE considered that this proposed purchase by him of Dongguan Changxing will have a positive effect on the Company by shielding the Company from the risk of assuming all liabilities and cash outflow caused by this subsidiary in light of the Litigation, thus enhancing the net asset value of the Group. Therefore, the Directors believe that the terms of the Disposal are fair and reasonable and in the interest of Shareholders as a whole.

Following the Disposal, Che Chuen will cease to be a subsidiary of the Company.

FINANCIAL EFFECT ON THE DISPOSAL

The Group is expected to make a gain of approximately HK$30.0 million as a result of the Disposal taking into account the net liabilities of Che Chuen. The Group will use the proceeds of the Disposal as general working capital.

MAJOR AND CONNECTED TRANSACTION

As the relevant percentage ratios are more than 25% but less than 75%, the Disposal constitutes a major transaction of the Company and is conditional on approval by the Independent Shareholders. As Surestatus is wholly owned by Mr. Richard Man Fai LEE, the Disposal constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. Mr. Richard Man Fai LEE is deemed to be interested in 121,363,881 Shares by virtue of his personal, family and corporate interest of 121,363,881 Shares, representing approximately 55% of the issued share capital of the Company as at the date of this announcement.

A circular containing details of the Disposal, the letter of advice from the Independent Board Committee to Independent Shareholders and the recommendation of the independent financial advisor to the Independent Board Committee and the Independent Shareholders in respect of the Disposal together with the notice of SGM will be despatched to Shareholders as soon as possible in accordance with the Listing Rules.

An independent financial adviser will be appointed to advise the Independent Board Committee of the Company in respect of the Disposal and an announcement thereof will be made as soon as possible after the appointment is made.

DEFINITIONS

In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

"Agreement"	the agreement dated 14 November 2006 between WKHL and Surestatus;
"Che Chuen"	Che Chuen Development Ltd., an wholly-owned subsidiary of the Company;
"Company"	Wo Kee Hong (Holdings) Limited, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Disposal"	the disposal of the Sale Capital by WKHL to Surestatus pursuant to the Agreement;
"Dongguan Changxing"	東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*), a sino-foreign equity joint venture established in the PRC;
"Group"	the Company and its subsidiaries;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	the independent board committee comprising Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors to advise on this transaction;
"Independent Shareholders"	Shareholders other than Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Modern Orbit Limited together with their respective associates;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Litigation"	the litigation against Dongguan Changxing by Guangzhou City Cheungnan Investment Co., Ltd.;
"PRC"	The People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale Capital"	a 100% interest in the issued capital of Che Chuen;
"SGM"	special general meeting of the Company;
"Share(s)"	share(s) of HK$1.00 each in the capital of the Company;
"Shareholder(s)"	shareholder(s) of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Surestatus"	Surestatus Group Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Richard Man Fai LEE;
"WKHL"	Wo Kee Hong (B.V.I.) Limited, a company incorporated in the British Virgin Islands and an wholly-owned subsidiary of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"%"	per cent.

At the date of this announcement, the board of Directors comprises Mr. Wing Sum LEE (Honorary Chairman), Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Watson Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 14 November 2006

* *for identification purposes only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）
（股份編號：720）

主要及關連交易

於二零零六年十一月十四日，WKHL與Surestatus訂立一份協議，據此WKHL同意出售而Surestatus同意購買Che Chuen之全部已發行股本，代價為1.00港元。

根據上市規則第14及14A章，出售事項構成本公司一項主要及關連交易，須獲獨立股東於股東大會上批准，方可進行。Surestatus由本公司執行主席兼行政總裁李文輝先生全資擁有。

一份載有出售事項之詳情、獨立董事委員會致獨立股東之意見函件、獨立財務顧問就出售事項向獨立董事委員會及獨立股東提供之建議以及股東特別大會通告之通函，將儘快按照上市規則寄發予各股東。

本公司將委任獨立財務顧問，以就出售事項向本公司獨立董事委員會提供意見，並將於作出委任後儘快作出有關公佈。

出售事項

日期：

二零零六年十一月十四日

訂約方：

(i) WKHL（作為賣方）

(ii) Surestatus（作為買方）

經作出所有合理查詢後，據董事所知、所悉及所信，Surestatus從事投資控股業務。

內容：

Che Chuen之全部已發行股本。Che Chuen之主要資產為於東莞長興註冊資本中的92%間接權益。

代價：

1.00港元

該代價乃經過按公平原則磋商後，基於東莞長興於二零零六年十月三十一日之負債淨額為30,000,000港元，又是訴訟之被告而釐定。

訴訟：

本公司已於二零零六年二月十七日公佈，東莞長興是廣州市祥能置業投資有限公司於二零零四年三月二十六日為追討1,997,000美元（相等於約15,600,000港元）及相關利息而提出之法律程序之被告。

於二零零六年一月二十四日，廣東省高級人民法院已確認東莞市中級人民法院的判決，判廣州市祥能置業投資有限公司勝訴，獲賠償約32,500,000港元。自判決以來，就董事所知，廣州市祥能置業投資有限公司並未對東莞長興採取任何行動。

有關Che Chuen之財務資料：

由於Che Chuen僅於二零零六年根據集團重組（據此Che Chuen成為東莞長興之中間控股公司）而成為東莞長興之股東，Che Chuen於截至二零零四年及二零零五年十二月三十一日止年度並無任何已包括東莞長興在內之經審核綜合財務資料。

Che Chuen截至二零零四年及二零零五年十二月三十一日止年度之經審核純利（除稅及非經常項目前及後）分別為453,000港元及1,466,000港元。

東莞長興截至二零零四年及二零零五年十二月三十一日止年度之除稅及非經常項目前及後之經審核綜合虧損分別為16,844,000港元及30,497,000港元。

Che Chuen於二零零六年六月三十日並無任何資產或負債淨額。東莞長興於二零零六年六月三十日之未經審核負債淨額為60,300,000港元。於二零零六年十月三十一日，本公司豁免應收Che Chuen之內部往來賬目結餘為30,300,000港元。該項公司內部結餘之豁免並非完成出售事項之先決條件。由於該項豁免，Che Chuen於二零零六年十月三十一日之未經審核綜合負債淨額將下調30,300,000港元，而Che Chuen於二零零六年十月三十一日之未經審核綜合累計虧損則約為27,700,000港元。

先決條件：

出售事項須待已達成下列各項條件及於完成時已達成或獲Surestatus豁免餘下條件，方可作實：

(i) 就訂立及落實出售事項所規定或合適而獲得本公司獨立股東及聯交所作出之同意及向任何有關政府或監管機構及香港、百慕達或其他地方之其他有關第三方作出一切存檔；所有根據香港、百慕達或任何其他有關司法權區之法例規定之等候期已屆滿或終止；已遵守所有適用之法定或其他法律責任；

(ii) 已就出售事項取得／作出中國規定之一切相關批准、同意、註冊及／或許可（如有），其中包括（視乎適用而定但並不限於）當地商務部就出售事項發出的批准及取得由中國當地工商行政管理局發出的本公司所需的營業執照。

有關CHE CHUEN之資料

[illegible]

進行出售事項的理由

本集團主要從事空調及冷凍產品、影音器材、汽車音響及電子產品、汽車及汽車配件、遊艇以及其他電子及電器產品的進口、市場推廣和分銷業務。

李文輝先生認為此次透過由其購買東莞長興將對本公司產生正面影響，使本公司免於承擔該附屬公司因訴訟而可能導致的所有負債及現金流出風險，從而提升本集團的資產淨值。因此，董事相信，出售事項之條款屬公平合理，並符合股東之整體利益。

於出售事項後，Che Chuen將不再為本公司之附屬公司。

出售事項之財務影響

基於Che Chuen之負債淨額，本集團預期將因出售事項產生收益約30,000,000港元。本集團將動用出售事項之所得款項作為一般營運資金。

主要及關連交易

由於出售事項之相關百分比比率高於25%但低於75%，出售事項構成本公司一項主要交易，並須獲獨立股東批准，方可進行。由於Surestatus由李文輝先生全資擁有，根據上市規則第14A章，出售事項構成本公司一項關連交易。由於李文輝先生於121,363,881股股份中擁有個人、家族及公司權益，李文輝先生被視為於該121,363,881股（相當於本公司於本公佈日期之已發行股本約55%）股份中擁有權益。

一份載有出售事項之詳情、獨立董事委員會致獨立股東之意見函件、獨立財務顧問就出售事項向獨立董事委員會及獨立股東提供之建議以及股東特別大會通告之通函，將儘快按照上市規則寄發予各股東。

本公司將委任獨立財務顧問，以就出售事項向本公司獨立董事委員會提供意見，並將於作出委任後儘快作出有關公佈。

釋義

在本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「協議」	指	WKHL與Surestatus於二零零六年十一月十四日訂立之協議；
「Che Chuen」	指	Che Chuen Development Ltd.，本公司之全資附屬公司；
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「董事」	指	本公司之董事；
「出售事項」	指	WKHL根據協議向Surestatus出售待售股本；
「東莞長興」	指	東莞長興製冷設備有限公司，於中國成立之中外合資公司；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由陳文生先生、李卓民先生及張應坤先生組成的獨立董事委員會，彼等均為獨立非執行董事，就此交易提供意見；
「獨立股東」	指	除李文輝先生、余金霞女士、李文彬先生、Fisherman Enterprises Inc.及Modern Orbit Limited以外的股東以及其各自聯繫人士；
「上市規則」	指	聯交所證券上市規則；
「訴訟」	指	廣州市祥能置業投資有限公司對東莞長興提出的訴訟；.
「中國」	指	中華人民共和國；
「人民幣」	指	人民幣，中國之法定貨幣；
「待售股本」	指	Che Chuen已發行股本中的全部權益；
「股東特別大會」	指	本公司之股東特別大會；
「股份」	指	本公司股本中每股面值1.00港元之股份；
「股東」	指	本公司之股東；
「聯交所」	指	香港聯合交易所有限公司；
「Surestatus」	指	Surestatus Group Limited, 於英屬處女群島成立之公司，由李文輝先生全資擁有；
「WKHL」	指	Wo Kee Hong (B.V.I.) Limited，於英屬處女群島註冊成立之公司，為本公司之全資附屬公司；
「港元」	指	港元，香港之法定貨幣；
「%」	指	百分比

於本公佈日期，董事會成員包括執行董事李永森先生（*榮譽主席*）、李文輝先生（*執行主席兼行政總裁*）、孫志沖先生、李文彬先生、汪滌東先生及許捷成先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年十一月十四日

* *僅供識別*

82-3990



2006

INTERIM REPORT 中期報告



RECEIVED

2007 FEB 20 P 12:02





WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

(Stock Code 股票代號: 720)

The Art of Living
生 活 藝 術

Management Discussion and Analysis **管理層討論及分析**

Financial Review 財務回顧 2

Business Review 業務回顧 6

Prospects 展望 10

Condensed Financial Statements **簡明財務報表**

Condensed Consolidated Income Statement 簡明綜合損益表 11

Condensed Consolidated Balance Sheet 簡明綜合資產負債表 12

Condensed Consolidated Cash Flow Statement 簡明綜合現金流量表 14

Condensed Consolidated Statement of Changes in Equity 簡明綜合權益變動表 15

Notes to the Condensed Consolidated Financial Statements 簡明綜合財務報表附註 16

Corporate Governance and Other Information **企業管治及其他資料** 40

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of mainland People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; motor yachts; and other electronic products.

和記行(集團)有限公司為一間控股公司，其主要附屬公司為亞洲地區，包括中華人民共和國內地(「中國」)、香港、澳門、新加坡及馬來西亞之客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家居電器產品、包括汽車音響之影音電器產品、汽車及汽車配件、機動遊艇及其他電子產品。

FINANCIAL REVIEW

Results

For the first six months of 2006 the Group reported a total turnover of HK$308.2 million, a drop of HK$16.4 million or 5.1% over HK$324.6 million of last period. This decrease was mainly attributable to the net effect of the different performance of our three business segments that on the one hand the booming car business brought the Cars and car accessories ("Car Group") to a turnover of HK$192.9 million, resulting in a remarkable increase of HK$40.8 million or 26.8% over HK$152.1 million of last period; on the other hand our two business segments of Air-conditioning products and Audio-visual and other electrical products were severely hammered by the stagnant retail market in the reported period with a lesser turnover of HK$41.3 million (a decline of HK$13.3 million or 24.4% over HK$54.6 million of last period) and HK$73.1 million (a decline of HK$43 million or 37.0% over HK$116.1 million of last period) respectively.

Gross profit, slightly improved to 20.5% of sales (last period: 19.6%), was maintained at HK$63.3 million (last period: HK$63.6 million). This enhancement exemplified our emphasis to uphold the contribution margin.

財務回顧

業績

於二零零六年首六個月，本集團錄得總營業額港幣308,200,000元，較上個期間港幣324,600,000元減少港幣16,400,000元(5.1%)。該項跌幅主要歸因於本集團三個業務部門業績表現參差之結果，一方面汽車行業欣欣向榮，推動汽車及汽車配件(「汽車部」)錄得營業額港幣192,900,000元，較上個期間之港幣152,100,000元大增港幣40,800,000元(26.8%)。另一方面，本集團其他兩個業務部門，即空調產品以及影音及其他電子產品部門，則受到報告期間零售市場呆滯之嚴重打擊，營業額分別降至港幣41,300,000元(較上個期間之港幣54,600,000元下跌港幣13,300,000元(24.4%))及港幣73,100,000元(較上個期間之港幣116,100,000元下跌港幣43,000,000元(37.0%))。

毛利微升至營業額之20.5%(上個期間：19.6%)，維持於港幣63,300,000元(上個期間：港幣63,600,000元)。毛利改善體現本公司致力保持毛利率之成效。

Distribution costs slightly decreased by HK$0.7 million or 2.9%. Administrative expenses increased by HK$7.2 million or 16.4% mainly due to two factors. Firstly, for the expanding Car Group, its capital expenditure (leading to depreciation charge), outlay of human resources and related activities, and rental cost were all scaled up at approximately the rate of increase of its turnover. Secondly, additional staff cost and the associated disbursements were incurred in our endeavor to exploring potential new business and investment.

分銷費用略為減少港幣700,000元(2.9%)。行政費用則主要因兩項因素而增加港幣7,200,000元(16.4%)。首先,擴充汽車部造成其資本開支(導致折舊費用)、人力資源及相關業務支出以及租金成本均隨著營業額之相約增幅上升。其次,本集團於探索新業務及投資過程中,產生額外僱員費用及相關開銷。

Finance costs rose by HK$2.6 million or 113.0% from last period's HK$2.3 million to HK$4.9 million. In addition to the need to fill up cash used in operating loss, certain amount of working capital, in the form of inventory and other monetary assets, was used to fuel the expansion of our Car Group and PRC business.

財務費用較上個期間之港幣2,300,000元增加港幣2,600,000元(113.0%)至港幣4,900,000元。除應付經營虧損所需現金之外,本集團亦動用若干營運資金(以存貨及其他貨幣資產形式)以支持本集團汽車部及中國業務之擴展。

Loss from non-current assets held for sale denoted the share of loss for the period of our investment in Jiangmen the disposal of which was consummated by a share transfer agreement entered into to that effect.

持作買賣之非流動資產虧損乃本集團於江門之投資於期間內之應佔虧損,本集團已訂立股份轉讓協議完成出售該項投資。

The Board regrets to announce a loss from operations of the Group at HK$5.8 million in the first six months of 2006, representing a fall of HK$100.8 million against the profit of HK$95.0 million in last period. After taking into account the finance costs, share of result of an associate, income tax expense and the loss from non-current assets held for sale, a loss for the period of HK$16.5 million was reported (2005: profit of HK$76.4 million).

董事會婉然宣佈截至二零零六年六月三十日止首六個月本集團營業虧損港幣5,800,000元,較上個期間盈利港幣95,000,000元下跌港幣100,800,000元。於扣除財務費用、應佔聯營公司業績、所得稅開支及持作買賣之非流動資產虧損後,本期間錄得虧損港幣16,500,000元(二零零五年: 盈利港幣76,400,000元)。

The operating loss of HK$5.8 million as reported above was mainly due to the segmental result of audio-visual division the market of which being notorious for cutthroat price war. Redeployment and downsizing had already been implemented to cut the loss in this area.

以上呈報之經營虧損港幣5,800,000元主要歸咎於影音產品部門之分類業績,影音產品市場削價競爭激烈。本集團已進行重新部署並裁減人員以減少該部門虧損。

Cash flow, liquidity and financial resources

現金流量、流動資金及財務資源

The Group was basically financed by a combination of equity capital base, cash flow generated from operations as well as bank borrowings. At June 30, 2006, debtor collections period was 28 days (December 31, 2005: 37 days), representing our commitment to exercise tight control on receivables. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

本集團所需資金一般以綜合其股本基礎、經營業務所得之現金流量及銀行貸款獲取。於二零零六年六月三十日，應收賬款流轉期為28天（二零零五年十二月三十一日：37天），顯示本集團嚴格控制應收款項之承諾。一如既往，日常業務中之銀行及其他負債均能於到期日清償。

A net outflow of cash of HK$21.8 million (2005: cash inflow of HK$4.8 million) was recorded, representing the aggregate of funds used in operating, investing and financing activities in the reporting period.

本集團錄得現金淨流出港幣21,800,000元（二零零五年：現金流入港幣4,800,000元），乃為報告期內用於經營、投資及融資資金之總額。

The Group had total borrowings at June 30, 2006 amounting to HK$97.4 million (December 31, 2005: HK$83.1 million). As at the end of the period, the Group's gearing ratio stood at 16.2% (December 31, 2005: 16.1%), based on long term liabilities (excluding deferred tax) of HK$46.2 million (December 31, 2005: HK$48.4 million) and shareholders' equity of HK$285.1 million (December 31, 2005: HK$301.0 million). The current ratio was 1.1 (December 31, 2005: 1.0), based on current assets of HK$434.5 million (December 31, 2005: HK$242.4 million) and current liabilities of HK$397.0 million (December 31, 2005: HK$241.6 million).

本集團於二零零六年六月三十日之總貸款為港幣97,400,000元（二零零五年十二月三十一日：港幣83,100,000元）。截至期末，根據長期負債（不包括遞延税項）港幣46,200,000元（二零零五年十二月三十一日：港幣48,400,000元）及股東權益港幣285,100,000元（二零零五年十二月三十一日：港幣301,000,000元）為基數計算，本集團負債比率為16.2%（二零零五年十二月三十一日：16.1%）。根據流動資產港幣434,500,000元（二零零五年十二月三十一日：港幣242,400,000元）及流動負債港幣397,000,000元（二零零五年十二月三十一日：港幣241,600,000元）為基數計算，流動比率為1.1（二零零五年十二月三十一日：1.0）。

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with bankers. At June 30, 2006 the total outstanding foreign exchange contracts purchased with banks amounted to HK$5.3 million (December 31, 2005: HK$3.9 million).

根據本集團之慣常管理方式，會透過與銀行進行對沖外匯交易，鎖定匯率以求穩定成本。於二零零六年六月三十日，未到期履約之銀行期匯合約總額為港幣5,300,000元（二零零五年十二月三十一日：港幣3,900,000元）。

At the balance sheet date, the Group had capital commitments in respect of the purchase of investment properties and decoration contract totaling to HK$4.3 million. The Group had no material capital commitment at December 31, 2005.

於結算日，本集團因購入投資物業及裝修合約而產生資本承擔港幣4,300,000元。於二零零五年十二月三十一日，本集團並無重大資本承擔。

At June 30, 2006 the Group had trading facilities amounting to HK$209.9 million (December 31, 2005: HK$200.1 million) of which HK$159.3 million (December 31, 2005: HK$107.9 million) was utilised. Certain of the Group's properties, inventories and all assets of a subsidiary in an aggregate amount of HK$321.5 million (December 31, 2005: HK$305.6 million) were pledged to secure facilities granted by bankers.

於二零零六年六月三十日，本集團之貿易信貸額為港幣209,900,000元（二零零五年十二月三十一日：港幣200,100,000元），當中港幣159,300,000元（二零零五年十二月三十一日：港幣107,900,000元）已動用。本集團若干物業、存貨及一間附屬公司之所有資產合共港幣321,500,000元（二零零五年十二月三十一日：港幣305,600,000元）經已抵押，以獲取銀行之貸款。

At the balance sheet date, the Group had contingent liabilities of approximately HK$1.3 million (December 31, 2005: HK$11.6 million). In addition, the Group had committed in a Labour Compensation Agreement in respect of our investment in Jiangmen compensation payment to employees to an amount not exceeding RMB15 million (equivalent to approximately HK$14.6 million). Under a share purchase and subscription agreement signed on June 30, 2006, the Group was obliged to issue a bank guarantee amounting to RMB11 million (equivalent to approximately HK$10.7 million) to the purchaser upon the date of the closing of the agreement.

於結算日，本集團有或然負債約港幣1,300,000元（二零零五年十二月三十一日：約港幣11,600,000元）。此外，本集團已就其於江門之投資向職工支付補償而訂立一項金額不超過人民幣15,000,000元（相當於約港幣14,600,000元）之職工補償協議。根據一份於二零零六年六月三十日訂立之購股及認購協議，本集團須於協議完成日期向買方發出一份金額為人民幣11,000,000元之銀行擔保（相當於約港幣10,700,000元）。

BUSINESS REVIEW

Air-conditioning products

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning products from several major brands, namely, "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "Gree", "Sansui", "Daewoo", and our own "Bodysonic". These products ranges are well placed in the market place to suit the need of different market segments.

Turnover for first half of 2006 was HK$41.3 million, down 24.4% over the same period last year. This was due to restructuring of the business to higher margin products.

Despite the decline in sales, gross margin was maintained at the level of last year. A series of cost-saving and measures, such as warehousing, after-sales service, manpower utilization etc. were implemented throughout the year to enhance operating efficiency.

It is especially encouraging that our commercial air-conditioning business improved remunerably in sales and profit.

We expect this business segment will continue to be profitable and relatively stable.

Audio-visual, car electronics products and other electrical appliances

The main business consists of marketing and distribution of our own "Rogers" and "Bodysonic" audio-visual products, "Marantz" and "Sansui" audio-visual products of Japan, "Alpine" car electronics of Japan and "Frigidaire" electrical appliances of the United States.

Our Singaporean and Malaysian operations performed satisfactory whilst OEM business of "Alpine" remained strong in these countries.

業務回顧

空調產品

此項業務包括推廣及分銷多個不同系列之家用及商用空調產品，該等主要品牌包括「三菱重工」(日本三菱重工業株式會社)、「北極牌」、「格力」、「山水」、「大宇」及自身品牌「先力」。該等產品市場定位適中，滿足不同階層市場之需求。

二零零六年上半年之營業額為港幣41,300,000元，較去年同期減少24.4%，此乃由於將業務重組，增加銷售較高毛利之產品。

儘管營業額下降，毛利率仍維持在去年水平。於整個年度實行一系列成本減省措施，如倉儲、售後服務、人力運用等，從而提高經營效益。

尤其令人鼓舞的是，本公司商用空調業務於營業額及盈利方面均大幅改善。

本公司預期此業務分部將會繼續錄得盈利及相對穩定。

影音、汽車電子產品及其他電子產品

主要業務包括對本集團自身品牌「樂爵士」及「先力」影音產品，日本「馬蘭士」、「山水」影音產品，日本「阿爾派」汽車電子產品以及美國「北極牌」電器產品之市場推廣及分銷。

本公司新加坡及馬來西亞業務表現理想，而「阿爾派」原設備製造業務於該等國家仍保持強勁。

Sales declined by 37.0% due to severe price competition in the LCD and Plasma TVs sector. This also negatively affected the profit margin of the audio-visual products.

由於液晶及等離子電視之價格競爭激烈，營業額下跌37.0%，並對影音產品之毛利率造成不利影響。

The gross margin of the electrical appliances business, however, improved as compared with year 2005 for the same period. The improvement of gross margin mainly came from high value-added products like the "Frigidaire" products.

然而，電器業務之毛利較二零零五年同期有改善。毛利之改善主要來自高附加值產品如「北極牌」產品。

The management decided to adjust its audio-visual product strategy to shift from low-margin large-screen TVs to high-margin audio products, like speakers and amplifiers. Other initiatives included merging the audio-visual and car electronics operations to improve efficiency; relocation of its operations to our newly established subsidiary in Shenzhen to decrease costs and further develop the PRC market; expanding the distribution to PRC channels and additional export markets like Germany and Korea. The international expansion was furthered by our success in the High End Audio Show in the United Kingdom early this year. It is expected that the audio-visual business will see improvements with these measures being implemented; with immediate objective of breaking even and the long term goal of profitability and building of a major international life-style electronics brand.

管理層決定調整其影音產品策略，由毛利較低之大屏幕電視轉移至銷售毛利較高之音響產品，如揚聲器及擴音器。其他措施包括合併影音與汽車電子產品業務以提高效率；將其業務遷移至本公司於深圳新成立之附屬公司，以降低成本及進一步發展中國市場；擴大中國分銷渠道及擴展出口市場如德國及韓國。本公司於今年初在英國成功舉辦高端音響展，擴展國際市場因而更上一層樓。隨著該等措施之實施，預期影音業務將會有所改善，本公司短期之目標為達致收支平衡，而長遠目標為取得盈利及建立一個國際化時尚生活之主要電子產品品牌。

Car and car accessories

汽車及汽車配件

The business consists mainly of the import, distribution and after-sales service of Italian "Ferrari" and "Maserati" cars and spare parts in Hong Kong and Macau.

此業務主要包括意大利「法拉利」及「瑪莎拉蒂」汽車及配件於香港及澳門之進口、分銷及售後服務。

Sales increased by 26.8% to HK$192.9 million (2005: HK$152.1 million), led by strong "Ferrari" new car sales, used car sales and workshop service income.

在強勁的「法拉利」新車銷售、二手車銷售及汽車服務中心服務收入帶動下，營業額增加26.8%至港幣192,900,000元（二零零五年：港幣152,100,000元）。

The management expects very strong growth in sales and profit of this segment due to increase of the delivery of the "Ferrari" 8-cylinder sports car, F430 and Spider; and the building up of a waiting list for the new "Ferrari" 12-cylinder 2-seater sports car, F599 GTB Fiorano, which will be launched in the second half of the year. Attractive options made available on the "Ferrari" 612 Scaglietti are attracting new interest. For "Maserati", the recent addition of the Sport GT and Executive GT to the Quattroporte line up and launch of the GranSport Spyder will renew momentum of sales of this brand.

管理層預期本分部之銷售及盈利保持十分強勁之增長，乃由於增加交付「法拉利」F430型號8汽缸跑車及Spider型號；及輪候將於下半年推出之新「法拉利」12汽缸2座位跑車F599 GTB Fiorano之訂單增加。「法拉利」612 Scaglietti的新配件面市正吸引買家新的興趣。至於「瑪莎拉蒂」最近Quattroporte系列新增添的Sport GT及Executive GT以及GranSport Spyder的推出將會重新推動此品牌的銷售。

Subsequent to agreement relating to the Group's disposal of 29% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., the Group has started its dealership of "Ferrari" and "Maserati" in mainland China in September this year, which will generate additional sales and margin contribution.

本集團出售於法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之29%股本權益之協議訂立後，本集團已於今年九月開始於中國大陸經營「法拉利」及「瑪莎拉蒂」汽車代理業務，此項業務將為集團錄得額外銷售及對毛利作出貢獻。

The Group becomes the exclusive authorised importer of "Alfa Romeo" cars in Hong Kong and Macau from mid 2006. Plans are now taking shape for showroom and workshop facilities to cater for this brand. An on-sale date of December 2006 is proceeding to schedule.

本集團於二零零六年中成為「愛快‧羅蜜歐」汽車於香港及澳門的獨家授權進口商。現正為該品牌汽車籌備陳列室及服務中心事宜，並準備於二零零六年十二月開始銷售。

Motor yachts

機動遊艇

The Group's direction of distributing more luxurious brands has started with Italian "Ferretti" yachts. The Company's first acquisition, a "Ferretti" 550, was delivered to Hong Kong in the first half of 2006 and the Group expects to retail the yacht during the second half of this year. During the period under review, the Group secured the distributorship for Hong Kong, Macau and the whole of China for Taiwanese yacht manufacturer "Horizon" and added a new franchise to its portfolio of the motor yacht business.

本集團分銷高級品牌之發展方向已自意大利「法拉帝」遊艇展開。本公司首次訂購之「法拉帝」550型號已於二零零六年上半年到港，而本集團預期於本年度下半年推售該遊艇。於回顧期間，本集團已取得台灣遊艇製造商「Horizon」於香港、澳門及整個中國地區之代理權，為機動遊艇業務增加新的專營品牌。

Interim Dividends

中期股息

The Directors have resolved not to declare the payment of an interim dividend (2005: nil).

董事議決不宣派中期股息(二零零五年：無)。

Subsequent Events

Disposal of equity interest in JLE

On June 30, 2006, the Group entered into an agreement to dispose of its entire 50% equity interest in Jinling Electrical Co., Ltd. ("JLE") to Candy Elettrodomestici S.r.l ("Candy") for a cash consideration of RMB50 million, subject to adjustments. JLE is the Group's joint-venture engaged in the design and manufacture of washing machines in Jiangmen, PRC. On the disposal of JLE, the Group also agrees to transfer its right of distribution of JLE products to Candy at RMB6 million and the payment of labour compensation in relation to the termination of labour contracts of employees of JLE for an amount of not exceeding RMB15 million. The disposal is in line with the Group's corporate strategy to minimise its loss in the joint venture investment so as to focus its resources on expanding the Group's upmarket lifestyle brands and products to meet the growing demand from customers, especially in mainland China.

Shares exchange

On July 15, 2006, the Group and Mr. Herbert Adamczyk, a director of a subsidiary of the Company, and Xact Aid, Inc. ("Xact") entered into a share exchange agreement in relation to the sale of an aggregate of 49% shares of Technorient Limited for the issue by Xact Aid, Inc. of an aggregate of 972,728 preference convertible shares convertible into an aggregate of 89,689,881 Xact shares. Xact is a company incorporated in the State of Nevada, the United States of America whose shares are traded on the Over-The-Counter Bulletin Board of the United States. Upon full conversion of the preference convertible shares, the Group will hold 40% common shares of Xact which in turn holds 49% of Technorient Limited. Technorient Limited will remain a subsidiary of the Group. The share exchange resulted in the holding of part of the Group's motor vehicle business by Xact, the shares of which are quoted and traded on the Over-The-Counter Bulletin Board of the United States. This will provide a platform to raise fund to finance the expansion of the Group's motor vehicle business.

結算日後事項

出售金羚電器之股本權益

於二零零六年六月三十日，本集團訂立一項協議，出售其於金羚電器有限公司(「金羚電器」)之50%股本權益予Candy Elettrodomestici S.r.l(「Candy」)，現金代價為人民幣50,000,000元(可予調整)。金羚電器乃本集團之合營公司，於中國江門從事洗衣機之設計及製造。本集團亦同意於出售金羚電器之同時，將其分銷金羚電器產品之權利轉讓予Candy，代價為人民幣6,000,000元，以及支付一筆不超過人民幣15,000,000元之有關終止金羚電器員工之職工合約之職工補償。此項出售符合本集團之策略，盡量減少其於合營企業投資之虧損，以便集中資源擴展本集團之高檔時尚生活品牌及產品，以滿足客戶(尤其中國大陸客戶)之不斷增長之需求。

股份交換

於二零零六年七月十五日，本集團及本公司附屬公司之董事Herbert Adamczyk先生與Xact Aid, Inc.(「Xact」)就出售勵安有限公司合共49%之股份訂立股份交換協議，代價為由Xact Aid, Inc.發行合共972,728股優先可換股股份，以轉換為合共89,689,881股Xact股份。Xact為一家於美國內華達州註冊成立之公司，其股份於美國場外電子交易板買賣。於全部轉換優先可換股後，本集團將持有Xact之40%普通股，而Xact持有勵安有限公司49%股權。勵安有限公司仍繼續為本集團之附屬公司。股份交換導致Xact持有本集團部份汽車業務，Xact之股份於美國場外電子交易板掛牌及買賣。此項交易將提供融資平台，為本集團汽車業務之擴展提供資金。

Human Resources

As of June 30, 2006, the total number of employees of the Group, excluding associates, was 348 (2005: 281). Headcounts were added for the expansion of our car business including the opening of the new 3S Centre for our "Ferrari" and "Maserati" cars in Ap Lei Chau. With the continued expansion in PRC, we increase the recruitment of local staff. The management is committed to staff motivation and training so as to ensure our employees to remain stable and yet be competitive in the marketplace.

人力資源

於二零零六年六月三十日，本集團之員工總數(聯營公司僱員除外)為348人(二零零五年：281人)，主要乃汽車業務部擴張包括新開幕之鴨脷洲「法拉利」及「馬莎拉蒂」汽車3S服務中心增聘人手所致。隨著中國業務之持續擴展，本公司將增聘當地員工。管理層致力提高員工士氣及提供培訓，以確保本公司員工隊伍穩定及在市場上具有競爭力。

PROSPECTS

Healthy economic growth in our key markets will continue in the second half year and 2007. Our car business of "Ferrari" and "Maserati" will grow strongly in both sales and profit. The addition of "Alfa Romeo" cars to our car business will broaden our customer base.

The air-conditioning business will remain profitable.

Adjustments in product strategy of our own audio-visual products "Rogers" and "Bodysonic" brands will lead to higher margins and development of more life-style oriented products.

With "Ferretti" motor yachts, our luxurious brands distribution business is furthered strengthened by the addition of "Horizon" motor yachts, which covers Hong Kong, Macau and the whole mainland China. In the meantime, more lifestyle brands will be secured in the second half of 2006. The management expects good business to be generated by the motor yachts and similar additional lifestyle products.

Also we expect increasing income from our property investments as this market continues to prosper and occupancy and rental rates of our Wo Kee Hong Building continue to climb.

The management would take further effort to improve the overall performance of the Group in the second half of 2006. The Group is embarking on a sustainable progress based on proven traditional business and a new platform of lifestyle brands.

展望

本公司主要市場之穩健經濟增長將會於下半年及二零零七年持續。本公司「法拉利」及「馬莎拉蒂」汽車業務之銷售及盈利將會強勁增長。新增之「愛快．羅密歐」汽車將會擴闊本公司汽車業務之客戶基礎。

空調業務將維持利潤水平。

本集團調整自身影音產品「樂爵士」及「先力」品牌之產品策略，將開發更多時尚生活產品，並會帶來更高毛利。

取得「法拉帝」機動遊艇的分銷權後，本公司高級品牌分銷業務隨著增加「Horizon」機動遊艇(覆蓋香港、澳門及整個中國大陸)而得到進一步增強。同時，於二零零六年下半年將會取得更多時尚生活品牌。管理層預期機動遊艇及其他類似的時尚生活產品業務將有良好表現。

此外，本集團預期物業投資收入將不斷增長，乃由於物業市場持續蓬勃及本公司和記行大廈之出租率及租金繼續攀升。

管理層將更努力改善本集團二零零六年下半年之整體業務。本集團穩健之傳統業務配合新的時尚生活品牌平台，將令業務持續發展。

Condensed Consolidated Income Statement
簡明綜合損益表

For the six months ended June 30, 2006
截至二零零六年六月三十日止六個月

		Notes 附註	**2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)**	2005 二零零五年 HK$'000 港幣千元 (Unaudited) (未經審核) (Restated) (重列)
Turnover	**營業額**	2	**308,211**	324,610
Cost of sales	銷售成本		**(244,929)**	(261,026)
Gross profit	毛利		**63,282**	63,584
Other revenue	其他收入		**5,337**	4,487
Distribution costs	分銷費用		**(23,176)**	(23,922)
Administrative expenses	行政費用		**(51,244)**	(44,014)
Fair value gains on investment properties	投資物業公平值收益		**–**	6,707
Gain on settlement of a loan	債務清償收益		**–**	88,178
(Loss)/profit from operations	**經營(虧損)/盈利**	4	**(5,801)**	95,020
Finance costs	財務費用	5	**(4,925)**	(2,258)
Share of result of an associate	應佔一家聯營公司業績		**317**	(967)
(Loss)/profit before tax	除稅前(虧損)/盈利		**(10,409)**	91,795
Income tax expense	所得稅開支	6	**(6)**	(12,426)
			(10,415)	79,369
Loss for the period from non-current assets held for sale	持作買賣之非流動資產期內虧損	13	**(6,093)**	(3,008)
(Loss)/profit for the period	**期內(虧損)/盈利**		**(16,508)**	76,361
Attributable to:	**應佔:**			
Equity holders of the Company	本公司權益持有人		**(16,685)**	76,378
Minority interests	少數股東權益		**177**	(17)
			(16,508)	76,361
(Losses)/earnings per share for (loss)/profit attributable to the equity holders of the Company – Basic and diluted	**本公司權益持有人應佔之每股(虧損)/盈利 –基本及攤薄**	7	**(7.53) cents仙**	34.46 cents仙
Dividends	**股息**	8	**NIL 無**	NIL 無

Condensed Consolidated Balance Sheet
簡明綜合資產負債表

		Notes 附註	June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Non-current assets	**非流動資產**			
Investment properties	投資物業	9	**181,452**	200,847
Property, plant and equipment	物業、廠房及設備	10	**120,180**	102,664
Goodwill	商譽		**2,479**	2,306
Interests in associates	聯營公司權益		**8,072**	60,545
Available-for-sale financial assets	可供出售金融資產		**527**	527
Deferred tax assets	遞延稅項資產		**6,300**	6,300
			319,010	373,189
Current assets	**流動資產**			
Inventories	存貨	11	**133,772**	81,157
Properties held for sale	持作出售物業		**24,851**	24,851
Trade and other receivables	貿易往來及其他應收賬款	12	**87,276**	103,942
Amounts due from associates	應收聯營公司款項		**7,737**	4,528
Other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產		**20**	20
Derivative financial instruments	衍生金融工具		**–**	3,910
Cash and bank balances	銀行結存及現金		**8,717**	24,009
			262,373	242,417
Non-current assets held for sale	持作買賣之非流動資產	13	**172,138**	–
			434,511	242,417
Current liabilities	**流動負債**			
Trade and other payables	貿易往來及其他應付賬款	14	**126,359**	118,832
Provision for a legal claim	司法索償撥備		**30,656**	30,656
Bills payable	應付票據		**25,685**	18,160
Tax payable	應付稅項		**182**	421
Amounts due to related companies	應付關連公司款項		**2,544**	4,100
Obligations under finance leases – due within one year	一年內到期之融資租賃債務		**85**	82
Borrowings – due within one year	一年內到期之貸款	15	**86,766**	69,333
			272,277	241,584

		Notes 附註	June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Liabilities directly associated with non-current assets classified as held for sale	直接與分類為持作買賣之非流動資產有關之負債	13	**124,768**	–
			397,045	241,584
Net current assets	**流動資產淨值**		**37,466**	833
Total assets less current liabilities	**總資產減流動負債**		**356,476**	374,022
Non-current liabilities	**非流動負債**			
Convertible loan note	可換股貸款票據		**29,950**	28,951
Obligations under finance leases – due after one year	一年後到期之融資租賃債務		**289**	319
Borrowings – due after one year	一年後到期之貸款	15	**10,670**	13,727
Amount due to a related company	應付一間關聯公司款項		**5,346**	5,352
Deferred tax liabilities	遞延稅項負債		**21,152**	21,152
			67,407	69,501
Net assets	**資產淨值**		**289,069**	304,521
Equity	**權益**			
Capital and reserves attributable to the Company's equity holders	本公司權益持有人應佔資本及儲備			
Share capital	股本	16	**221,615**	221,615
Reserves	儲備		**63,520**	79,362
			285,135	300,977
Minority interests	少數股東權益		**3,934**	3,544
Total equity	**總權益**		**289,069**	304,521

Condensed Consolidated Cash Flow Statement
簡明綜合現金流量表

For the six months ended June 30, 2006
截至二零零六年六月三十日止六個月

		2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)	2005 二零零五年 HK$'000 港幣千元 (Unaudited) (未經審核)
Net cash (used in)/generated from operating activities	經營業務(所用)/所得現金淨額	**(20,665)**	11,607
Net cash used in investing activities	投資業務所用現金淨額	**(3,805)**	(857)
Net cash generated from/(used in) financing activities	融資業務所得/(所用)現金淨額	**2,644**	(5,973)
Net (decrease)/increase in cash and cash equivalents	現金及現金等值項目(減少)/增加淨額	**(21,826)**	4,777
Cash and cash equivalents at January 1	於一月一日之現金及現金等值項目	**18,603**	13,695
Effect of foreign currency exchange rate changes	外幣匯率變動之影響	**375**	(413)
Cash and cash equivalents at June 30	於六月三十日之現金及現金等值項目	**(2,848)**	18,059
Analysis of the balances of cash and cash equivalents	**現金及現金等值項目結餘分析**		
Being :	即:		
Cash and bank balances	銀行結存及現金	**8,717**	21,753
Bank overdrafts	銀行透支	**(11,565)**	(3,694)
		(2,848)	18,059

Condensed Consolidated Statement of Changes in Equity
簡明綜合權益變動表

For the six months ended June 30, 2006
截至二零零六年六月三十日止六個月

(Unaudited)
(未經審核)

		Attributable to equity holders of the Company 本公司權益持有人應佔							
		Share capital 股本 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Equity component of convertible loan note 可換股貸款票據之權益部份 HK$'000 港幣千元	Other reserves 其他儲備 HK$'000 港幣千元	Accumulated losses 累計虧損 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At January 1, 2006	於二零零六年一月一日	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521
Minority interests arising from acquisition of subsidiaries	因收購附屬公司而產生之少數股東權益	-	-	-	-	-	-	241	241
Acquisition of further interest in a subsidiary	進一步收購一家附屬公司之權益	-	-	-	-	-	-	(28)	(28)
Exchange difference on translation of financial statements of overseas operations	換算海外業務之財務報表之匯兌差額	-	-	843	-	-	-	-	843
(Loss)/profit for the period	期內(虧損)/盈利	-	-	-	-	-	(16,685)	177	(16,508)
At June 30, 2006	**於二零零六年六月三十日**	**221,615**	**916**	**803**	**185**	**151,236**	**(89,620)**	**3,934**	**289,069**
At January 1, 2005	於二零零五年一月一日	221,615	916	(2,052)	-	151,236	(108,396)	1,609	264,928
Exchange difference on translation of financial statements of overseas operations	換算海外業務之財務報表之匯兌差額	-	-	604	-	-	-	-	604
Profit/(loss) for the period	期內盈利/(虧損)	-	-	-	-	-	76,378	(17)	76,361
At June 30, 2005	於二零零五年六月三十日	221,615	916	(1,448)	-	151,236	(32,018)	1,592	341,893

1. Basis of preparation and accounting policies

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant HKASs, Interpretations and the Hong Kong Financial Report Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The accounting policies used in preparation of the condensed consolidated interim financial statements are consistent with those adopted in the annual financial statements for the year ended December 31, 2005 with addition of certain new standards and interpretations of HKFRSs issued and effective as at the time of preparing this report. These are:

HKAS 21 (Amendment)	The effects of change in foreign exchange rate – net investment in a foreign operation
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions
HKAS 39 (Amendment)	The fair value option
HKAS 39 & HKFRS 4 (Amendment)	Financial guarantee contracts

The adoption of such standards or interpretation does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the six months ended June 30, 2006.

1. 編製基準及會計政策

本集團已根據香港會計師公會頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」、其他相關之香港會計準則及詮釋及香港財務報告準則(「香港財務報告準則」),以及香港聯合交易所有限公司(「聯交所」)證券上市規則之適用披露規定,編製未經審核之簡明綜合財務報表。

用於編製簡明綜合中期財務報表之會計政策與編製截至二零零五年十二月三十一日止年度之年度財務報表所採納者貫徹一致,並採納於編製本報告時已公布並生效之若干香港財務報告準則之新訂準則及詮釋如下:

香港會計準則第21號(修訂)	外幣匯率變動之影響－境外業務之投資淨值
香港會計準則第39號(修訂)	預計集團間交易之現金流量對沖會計
香港會計準則第39號(修訂)	公平值認股權
香港會計準則第39號及香港財務報告準則第4號(修訂)	金融擔保合約

採納有關準則或詮釋並無對本集團之會計政策造成重大影響,且未對已呈報之截至二零零六年六月三十日止六個月之業績造成重大影響。

1. Basis of preparation and accounting policies *(continued)*

1. 編製基準及會計政策(續)

The Group has not early applied the following new standards, amendments and interpretations to standards that have been issued but are not yet effective.

本集團並無提前採用以下已公佈但尚未生效之新訂、經修訂準則及詮釋。

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: disclosures
HK(IFRIC)-Int 7 (effective for accounting period commencing on or after March 1, 2006)	Applying the Restatement Approach under HKAS 29 financial reporting in hyperinflationary economies
HK(IFRIC)-Int 8 (effective for accounting period commencing on or after May 1, 2006)	Scope of HKFRS 2
HK(IFRIC)-Int 9 (effective for accounting period commencing on or after June 1, 2006)	Reassessment of embedded derivatives

香港會計準則第1號(修訂)	資本披露
香港財務報告準則第7號	金融工具：披露
香港(國際財務報告詮釋委員會)－詮釋第7號(於二零零六年三月一日或其後開始之會計期間生效)	根據香港會計準則第29號「於嚴重通貨膨脹經濟中之財務報告」採用重列法
香港(國際財務報告詮釋委員會)－詮釋第8號(於二零零六年五月一日或其後開始之會計期間生效)	香港財務報告準則第2號之範圍
香港(國際財務報告詮釋委員會)－詮釋第9號(於二零零六年六月一日或其後開始之會計期間生效)	內置衍生產品之重估

The HKAS 1 (Amendment) shall be applied for annual periods beginning on or after January 1, 2007. The revised standard will affect the disclosure about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

香港會計準則第1號(修訂)將於二零零七年一月一日或之後開始之年度期間採用。該項經修訂準則將影響有關本集團資本管理之目標、政策及程序之定性資料，有關本公司視為資本項目之定量資料，以及有關遵守任何資本規定及未遵守有關規定之後果之披露。

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual period beginning on or after January 1, 2007.

香港財務報告準則第7號將取代香港會計準則第32號，並已修訂香港會計準則第32號有關金融工具的披露要求。該項香港財務報告準則將於二零零七年一月一日或之後開始之年度期間採用。

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

除上述者外，本集團預計採納上述之其他公告於其首次應用期間對本集團之財務報表概無重大影響。

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and maintenance service income during the period.

2. 營業額

營業額指於期內扣除退貨及貿易折扣後已出售貨品之發票淨值以及維修服務收入。

3. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sale

3. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備（包括汽車音響產品）及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

3. Business and geographical segments *(continued)* 3. 業務及地區分類 *(續)*

Business segments *(continued)* 業務分類 *(續)*

2006 二零零六年

		Air-conditioning products 空調產品 HK$'000 港幣千元 (Unaudited) (未經審核)	Audio-visual and other electrical products 影音設備及其他電器產品 HK$'000 港幣千元 (Unaudited) (未經審核)	Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 (Unaudited) (未經審核)	Direct marketing 直銷 HK$'000 港幣千元 (Unaudited) (未經審核)	Property investment 物業投資 HK$'000 港幣千元 (Unaudited) (未經審核)	Inter-segment elimination 業務之間抵銷 HK$'000 港幣千元 (Unaudited) (未經審核)	Consolidated 綜合賬目 HK$'000 港幣千元 (Unaudited) (未經審核)
Turnover	**營業額**							
External sales	外部銷售收益	41,329	73,063	192,936	883	-	-	308,211
Inter-segment sales	業務之間銷售收益	137	743	-	-	-	(880)	-
Total turnover	**營業總額**	41,466	73,806	192,936	883	-	(880)	308,211
Results	**業績**							
Segment results	分類業績	551	(1,564)	4,425	(16)	151	-	3,547
Unallocated corporate expenses	未分配之公司支出							(9,348)
Loss from operations	經營虧損							(5,801)
Finance costs	財務費用							(4,925)
Share of result of an associate	應佔一家聯營公司業績	-	-	317	-	-	-	317
Loss before taxation	除稅前虧損							(10,409)
Income tax expense	所得稅開支							(6)
								(10,415)
Loss for the period from non-current assets held for sale	持作買賣之非流動資產期內虧損	-	(6,093)	-	-	-	-	(6,093)
Loss for the period	期內虧損							(16,508)

3. Business and geographical segments *(continued)*
3. 業務及地區分類*(續)*

Business segments *(continued)*

業務分類*(續)*

2005

二零零五年

		Air-conditioning products 空調產品 HK$'000 港幣千元 (Unaudited) (未經審核)	Audio-visual and other electrical products 影音設備及其他電器產品 HK$'000 港幣千元 (Unaudited) (未經審核)	Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 (Unaudited) (未經審核)	Direct marketing 直銷 HK$'000 港幣千元 (Unaudited) (未經審核)	Property investment 物業投資 HK$'000 港幣千元 (Unaudited) (未經審核)	Inter-segment elimination 業務之間抵銷 HK$'000 港幣千元 (Unaudited) (未經審核)	Consolidated 綜合賬目 HK$'000 港幣千元 (Unaudited) (未經審核) (Restated) (重列)
Turnover	營業額							
External sales	外部銷售收益	54,620	116,106	152,107	1,777	-	-	324,610
Inter-segment sales	業務之間銷售收益	31	45	-	31	-	(107)	-
Total turnover	營業總額	54,651	116,151	152,107	1,808	-	(107)	324,610
Results	業績							
Segment results	分類業績	2,814	3,332	1,381	(979)	8,440	130	15,118
Gain on settlement of a loan	債務清償收益							88,178
Unallocated corporate expenses	未分配之公司支出							(8,276)
Profit from operations	經營盈利							95,020
Finance costs	財務費用							(2,258)
Share of result of an associate	應佔一家聯營公司業績	-	-	(967)	-	-	-	(967)
Profit before taxation	除稅前盈利							91,795
Income tax expense	所得稅開支							(12,426)
								79,369
Loss for the period from non-current assets held for sale	持作買賣之非流動資產期內虧損	-	(3,008)	-	-	-	-	(3,008)
Profit for the period	期內盈利							76,361

3. Business and geographical segments *(continued)*

3. 業務及地區分類 *(續)*

Geographical segments

地區分類

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國（香港及澳門除外）（「中國」）及澳門。下表按市場地區分析本集團之營業額（不論商品／服務之原產地）：

		Turnover by geographical market 地區分類之營業額 Six months ended June 30 截至六月三十日止六個月		Contribution to operating results 對經營業績之貢獻 Six months ended June 30 截至六月三十日止六個月	
		2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)	2005 二零零五年 HK$'000 港幣千元 (Unaudited) (未經審核)	**2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)**	2005 二零零五年 HK$'000 港幣千元 (Unaudited) (未經審核)
Hong Kong	香港	**257,383**	260,480	**(2,688)**	10,676
Singapore	新加坡	**25,802**	29,668	**877**	673
Malaysia	馬來西亞	**13,533**	14,260	**784**	721
The PRC	中國	**3,746**	7,198	**(871)**	(2,229)
Macau	澳門	**7,747**	12,447	**108**	679
Others	其他	**–**	557	**–**	111
		308,211	324,610	**(1,790)**	10,631
Other revenue	其他收入			**5,337**	4,487
Unallocated corporate expenses	未分配之公司支出			**(9,348)**	(8,276)
Gain on settlement of a loan	債務清償收益			**–**	88,178
(Loss)/profit from operations	經營（虧損）／盈利			**(5,801)**	95,020

4. (Loss)/profit from operations

4. 經營(虧損)/盈利

(Loss)/profit from operations has been arrived at after charging and (crediting):

經營(虧損)/盈利已扣除及(計入):

		Six months ended June 30 截至六月三十日止六個月	
		2006	2005
		二零零六年	二零零五年
		HK$'000	HK$'000
		港幣千元	港幣千元
		(Unaudited)	(Unaudited)
		(未經審核)	(未經審核)
Cost of inventories (included in cost of sales)	存貨成本(已計入銷售成本之內)	**244,173**	261,051
Depreciation of:	折舊:		
– owned assets	–自置資產	**3,580**	2,728
– assets held under finance leases	–融資租賃資產	**76**	87
Staff cost, including directors' emoluments	僱員成本(包括董事酬金)		
– salaries and allowances	–薪金及津貼	**31,132**	31,327
– contribution to retirement benefits scheme	–退休福利計劃供款	**1,336**	1,130
Bank interest income	銀行利息收入	**(77)**	(5)

5. Finance costs

5. 財務費用

		Six months ended June 30 截至六月三十日止六個月	
		2006 **二零零六年** **HK$'000** **港幣千元** **(Unaudited)** **(未經審核)**	2005 二零零五年 HK$'000 港幣千元 (Unaudited) (未經審核)
Interest expenses on:	利息支出於：		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	五年內全數償還之銀行貸款、信託收據貸款及透支	**3,367**	2,003
Other loans wholly repayable within five years	五年內全數償還之其他貸款	**1,388**	–
		4,755	2,003
Finance lease charges	融資租賃費用	**7**	7
Bank charges	銀行費用	**163**	248
		4,925	2,258

6. Income tax expense

6. 所得税開支

		Six months ended June 30 截至六月三十日止六個月	
		2006	2005
		二零零六年	二零零五年
		HK$'000	HK$'000
		港幣千元	港幣千元
		(Unaudited)	(Unaudited)
		(未經審核)	(未經審核)
The tax expense comprises :	税項開支包括：		
Current tax for the period :	本期間税項：		
Hong Kong Profits Tax	香港利得税	**–**	–
Overseas taxation	海外税項	**(6)**	(6)
		(6)	(6)
Deferred tax :	遞延税項：		
Current period	本期間	**–**	(12,420)
		(6)	(12,426)

No provision for Hong Kong Profits Tax has been provided for the period ended June 30, 2006 as the Group had tax losses brought forward to set off the estimated assessable profit for the period (Six months ended June 30, 2005: Nil).

由於本集團有承前結轉税項虧損以抵銷本期間之估計應課税盈利，故截至二零零六年六月三十日止期間內並無作出香港利得税撥備(截至二零零五年六月三十日止六個月：無)。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外税項乃按有關司法權區通用之税率計算。

7. (Losses)/earnings per share

7. 每股（虧損）／盈利

The calculation of the basic (losses)/earnings per share is based on the loss attributable to equity holders of approximately HK$16,685,000 (2005: profit of approximately HK$76,378,000) and on the weighted average number of 221,615,433 (2005: (restated) 221,615,433) ordinary shares in issue during the period.

每股基本（虧損）／盈利之計算方法，乃根據權益持有人應佔虧損約港幣16,685,000元（二零零五年：盈利約港幣76,378,000元）及期內已發行普通股之加權平均數221,615,433股普通股（二零零五年：（重列）221,615,433股普通股）計算。

Diluted (losses)/earnings per share for each of the six months ended 30 June 2006 and 2005 have not been calculated as no diluting events existed during these two periods.

並無計算截至二零零五年及二零零六年六月三十日止期間各每股攤薄（虧損）／盈利，因該兩個期間內並無攤薄事項。

8. Dividends

8. 股息

The directors do not recommend the payment of any interim dividend for the six months ended June 30, 2006 (Six months ended June 30, 2005: Nil).

董事議決就截至二零零六年六月三十日止六個月不宜派任何股息（截至二零零五年六月三十日止六個月：無）。

9. Investment properties

9. 投資物業

		June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) （未經審核）	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) （經審核）
At January 1	於一月一日	**200,847**	172,305
Disposals	出售	**–**	(9,176)
Transfer (to)/from property, plant and equipment	轉（為）／自物業、廠房及設備	**(19,395)**	24,990
Increase in fair value recognised in the income statement	於損益表確認之公平值增加	**–**	12,728
		181,452	200,847

10. Property, plant and equipment

10. 物業、廠房及設備

		June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
At January 1	於一月一日	**102,664**	117,528
Exchange difference	匯兌差額	**122**	(13)
Additions	添置	**1,776**	18,883
Acquisition of a subsidiary	收購一間附屬公司	**76**	–
Disposals	出售	**(147)**	(3,063)
Disposal of a subsidiary	出售一間附屬公司	**(50)**	–
Transfer from/(to) investment properties	轉自／(為)投資物業	**19,395**	(24,990)
Depreciation charge	折舊	**(3,656)**	(5,681)
		120,180	102,664

11. Inventories

11. 存貨

		June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Finished goods	製成品	**124,560**	74,034
Spare parts	零件	**15,532**	14,592
		140,092	88,626
Less: Provision for impairment loss on inventories	減：存貨減值虧損撥備	**(6,320)**	(7,469)
		133,772	81,157

12. Trade and other receivables

12. 貿易往來及其他應收賬款

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables is as follows:

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

		June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Within 30 days	三十天以內	**30,295**	52,173
31 to 60 days	三十一天至六十天	**10,768**	11,175
61 to 90 days	六十一天至九十天	**3,246**	4,377
91 days to 1 year	九十一天至一年	**2,391**	2,084
Over 1 year	一年以上	**6,017**	6,393
		52,717	76,202
Less: Provision for impairment loss on trade receivables	減：貿易往來應收賬款減值虧損撥備	**(5,864)**	(6,547)
		46,853	69,655
Deposits, prepayments and other receivables	訂金、預付款及其他應收賬款	**40,423**	34,287
		87,276	103,942

13. Non-current assets held for sale

On June 30, 2006, Metro Global Limited, a wholly owned subsidiary of the Company entered into a Share Purchase and Subscription Agreement (the "Agreement") with JM Washing Machine Factory and Candy Elettrodomestici S.r.l. in relation to the disposal of 50% of equity interests in Jinling Electrical Company Limited ("Jinling"), an associate of the Group. The date of completion of Agreement shall be no later than October 18, 2006. The principal activities of Jinling are engaged in manufacturing and trading of washing machines in the PRC.

Since the Agreement has not been completed as at June 30, 2006, in accordance with HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", the Group's share of assets of Jinling have been classified as non-current assets held for sale separately from the other assets in the balance sheet. The Group's share of liabilities of Jinling have been classified as liabilities directly associated with non-current assets classified as held for sale. The share of results of Jinling for the period ended June 30, 2006 has been re-classified as "loss for the period from non-current assets held for sales" instead of "share of results of associates", the corresponding figure for the period ended June 30, 2005 has been retrospectively restated as required.

13. 持作買賣之非流動資產

於二零零六年六月三十日，本公司之全資附屬公司和記電業(環球)有限公司與江門市洗衣機廠及Candy Elettrodomestici S.r.l. 訂立購股及認購協議(「協議」)，內容為有關出售於本集團聯營公司金羚電器有限公司(「金羚」)之50%股本權益。完成協議日期不得遲於二零零六年十月十八日。金羚主要在中國從事製造及買賣洗衣機。

由於協議於二零零六年六月三十日尚未完成，根據香港財務報告準則第5號「持作買賣之非流動資產及已終止經營業務」，本集團分佔金羚之資產被列為持作買賣之非流動資產，在資產負債表與其他資產分開呈列。本集團分佔金羚之負債被列作直接分類為持作買賣之非流動資產有關之負債。金羚截至二零零六年六月三十日止期間之應佔業績已重新列為「持作買賣之非流動資產期內虧損」而非「應佔聯營公司業績」，截至二零零五年六月三十日止期間之相應數字已按規定追溯重列。

14. Trade and other payables

14. 貿易往來及其他應付賬款

The aged analysis of trade payables is as follows:

貿易往來應付賬款之賬齡分析如下：

		June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Within 30 days	三十天以內	**23,179**	5,598
31 to 60 days	三十一天至六十天	**4,507**	2,924
61 to 90 days	六十一天至九十天	**3,851**	4,404
91 days to 1 year	九十一天至一年	**–**	719
Over 1 year	一年以上	**726**	536
Total trade payables	貿易往來應付賬款總額	**32,263**	14,181
Customers' deposits, accruals and other payables	客戶訂金、應付費用及其他應付賬款	**94,096**	104,651
		126,359	118,832

15. Borrowings 15. 貸款

		June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Bank overdrafts	銀行透支	**11,565**	5,406
Bank loans	銀行貸款	**85,871**	77,654
		97,436	83,060
Secured	有抵押	**89,568**	75,751
Unsecured	無抵押	**7,868**	7,309
		97,436	83,060
The maturity of the above loans is as follows:	上述貸款之屆滿期如下：		
Within one year	一年內	**86,766**	69,333
More than one year, but not exceeding two years	一年以上，但不超過兩年	**6,150**	6,134
More than two years, but not exceeding five years	兩年以上，但不超過五年	**4,520**	7,593
		97,436	83,060
Less : Amounts due within one year shown under current liabilities	減：一年內到期之款項（列於流動負債下）	**(86,766)**	(69,333)
Amounts due after one year	一年後到期之款項	**10,670**	13,727

16. Share capital

16. 股本

		Number of shares 股份數目	Nominal value 面值 HK$'000 港幣千元
Authorised :	**法定股本：**		
Ordinary shares of HK$1.00 each (2005: HK$0.10 each)	每股面值港幣1.00元之普通股(二零零五年：每股面值港幣0.10元)		
At January 1, 2006	於二零零六年一月一日	3,500,000,000	350,000
Effect of share consolidation	股份合併影響	(3,150,000,000)	–
At June 30, 2006	於二零零六年六月三十日	350,000,000	350,000
Issued and fully paid :	**已發行及繳足股本：**		
Ordinary shares of HK$1.00 each (2005: HK$0.10 each)	每股面值港幣1.00元之普通股(二零零五年：每股面值港幣0.10元)		
At January 1, 2006	於二零零六年一月一日	2,216,154,331	221,615
Effect of share consolidation	股份合併影響	(1,994,538,898)	–
At June 30, 2006	於二零零六年六月三十日	221,615,433	221,615

Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on June 15, 2006, every ten issued and unissued ordinary shares of HK$0.10 each in the share capital of the Company were consolidated into one share of HK$1.00 each.

依據本公司股東於二零零六年六月十五日舉行之股東特別大會上通過之一項決議案，本公司股本中已發行及未發行股份，每十股面值港幣0.10元之普通股合併為一股面值港幣1.00元之普通股。

17. Contingent liabilities

(a) The Company had provided corporate guarantees to certain banks for banking and other facilities made available to subsidiaries in the amount of approximately HK$222,783,000 (December 31, 2005: HK$218,207,000).

(b) The Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$5,885,000 (December 31, 2005: HK$5,615,000).

(c) At June 30, 2006, the Group had a contingent liability of approximately HK$1,300,000 (December 31, 2005: approximately HK$1,300,000) in respect of proceedings involving a subsidiary of the Company in India.

(d) During the period, an option agreement granted to a connected person as per the announcement of the Company dated May 5, 2004 was terminated, the contingent liabilities in relating to such option was nil at June 30, 2006 (December 31, 2005: approximately HK$10,333,000).

(e) A subsidiary of the Company had entered into a Labour Compensation Agreement relating to the payment of Labour Compensation, under which the subsidiary shall be responsible for an amount of not exceeding RMB15 million (equivalent to approximately HK$14.6 million).

(f) Under a share purchase and subscription agreement ("agreement") signed on June 30, 2006, a subsidiary of the Company was obliged to issue a bank guarantee amounting to RMB11 million (equivalent to approximately HK$10.7 million) to the purchaser upon the date of the closing of the agreement to guarantee the performance of its obligations in respect of the agreement to dispose of our investment in Jiangmen.

17. 或然負債

(a) 本公司為附屬公司獲取若干銀行信貸及其他貸款作出金額約為港幣222,783,000元之公司擔保(二零零五年十二月三十一日:港幣218,207,000元)。

(b) 本公司已就附屬公司作出金額約為港幣5,885,000元之其他擔保(二零零五年十二月三十一日:港幣5,615,000元)。

(c) 於二零零六年六月三十日,本集團就涉及本公司一間位於印度之附屬公司之訴訟而產生或然負債約港幣1,300,000元(二零零五年十二月三十一日:約港幣1,300,000元)。

(d) 於本期間,根據本公司日期為二零零四年五月五日之公佈向一名關連人士授予之期權協議已終止,於二零零六年六月三十日有關期權之或然負債為港幣零元(二零零五年十二月三十一日:約港幣10,333,000元)。

(e) 本公司之一間附屬公司已就有關職工補償款項訂立一項職工補償協議,據此該附屬公司應負責不超過人民幣15,000,000元之補償額(相當於約港幣14,600,000元)。

(f) 根據一份於二零零六年六月三十日訂立之購股及認購協議(「協議」),本公司之一間附屬公司須於協議完成日期向買方發出一份金額為人民幣11,000,000元之銀行擔保(相當於約港幣10,700,000元),藉以為其於出售本集團於江門之投資履行其責任提供擔保。

18. Commitments 18. 承擔

(a) Capital commitments (a) 資本承擔

Capital commitments as at the balance sheet date are as follows:

以下為於結算日之資本承擔：

		June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Contracted but not provided for in respect of:	已訂約但未撥備		
– purchase of investment properties	一購入投資物業	**3,890**	–
– decoration contract	一裝修合約	**431**	–
		4,321	–

(b) Financial commitments (b) 財務承擔

At June 30, 2006, the Group had outstanding commitments in respect of forward contracts against the Group's exposure in foreign currencies from its operations as follows:

於二零零六年六月三十日，本集團為對沖其營運所帶來之外幣匯兑風險而簽訂遠期合約之承擔如下：

		June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Sell Hong Kong dollars for Japanese Yen	兑換港元至日元	**3,227**	–
Sell Singapore dollars for United States dollars	兑換新加坡元至美元	**722**	3,209
Sell Singapore dollars for Japanese Yen	兑換新加坡元至日元	**1,315**	718

18. Commitments *(continued)*

18. 承擔（續）

(c) Operating lease commitments

At June 30, 2006 the Group had commitments under non-cancellable operating leases, which fall due as follows:

(c) 經營租賃承擔

於二零零六年六月三十日，本集團根據以下不可撤銷經營租賃之承擔及屆滿期如下：

		June 30 2006 二零零六年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Within one year	一年內	9,909	8,974
In the second to fifth year inclusive	第二年至第五年	4,198	8,273
		14,107	17,247

19. Related party transactions

19. 關聯人士交易

(a) During the period, the Group entered into the following transactions with related parties:

(a) 期內，本集團曾與關聯人士進行下列交易：

		Six months ended June 30 截至六月三十日止六個月 2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)	2005 二零零五年 HK$'000 港幣千元 (Unaudited) (未經審核)
Management and agency fee paid to:	向以下各方支付管理費及代理費：		
– a related company	－一家關聯公司	-	44
– a related company which received on behalf of a building management fund	－一家關聯公司（代表一個物業管理基金收取）	2,095	2,099
Sales of goods to a related company	向一家關聯公司出售貨品	20	–
Purchase of goods from a related company	自一家關聯公司購入貨品	50	–
Acquisition of further interest in a subsidiary from a related party	向一位關聯人士進一步收購一家附屬公司之權益	200	–

19. Related party transactions *(continued)*

19. 關聯人士交易 *(續)*

(b) Key management personnel remuneration

(b) 重要管理人員之酬金

Total remuneration of Non-executive Directors and senior management, which includes six Executive Directors of the Company (June 30, 2005: five Executive Directors of the Company), is as follows:

非執行董事及高級管理人員(包括本公司六名執行董事)之酬金總額(二零零五年六月三十日:本公司五名執行董事)如下:

		Six months ended June 30 截至六月三十日止六個月	
		2006	2005
		二零零六年	二零零五年
		HK$'000	HK$'000
		港幣千元	港幣千元
		(Unaudited)	(Unaudited)
		(未經審核)	(未經審核)
Short term employee benefits	短期僱員福利	**3,454**	5,138
Mandatory provident fund contributions	強制性公積金供款	**23**	20
		3,477	5,158

(c) Amounts due from / (to) related parties

(c) 應收／(應付)關聯人士款項

		June 30 2006	December 31 2005
		二零零六年六月三十日	二零零五年十二月三十一日
		HK$'000	HK$'000
		港幣千元	港幣千元
		(Unaudited)	(Audited)
		(未經審核)	(經審核)
Amounts due from/(to):	應收／(應付)款項:		
– associates	一聯營公司	**7,737**	4,528
– related companies	一關聯公司	**(7,890)**	(9,452)

20. Pledge of assets

20. 資產抵押

		June 30 2006 二零零六年 六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2005 二零零五年 十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Land and buildings	土地及樓宇	**102,542**	84,347
Inventories	存貨	**19,267**	2,930
Investment properties	投資物業	**177,804**	197,199
Trade receivables	貿易往來應收帳款	**–**	2,390
All assets of a subsidiary	一間附屬公司之全部資產	**21,918**	18,759

The amount represents assets pledged to banks to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

金額乃本集團就取得銀行信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

21. Events after balance sheet date

On July 15, 2006, Corich Enterprises Inc. ("Corich"), an indirect wholly-owned subsidiary of the Company and Mr. Herbert Adamczyk ("Mr. Adamczyk") as sellers ("Sellers") entered into a share exchange agreement ("Share Exchange Agreement") with Xact Aid, Inc. ("Xact"), as the purchaser, Mr. Fred De Luca, a shareholder of Xact, and Technorient Limited ("Technorient") in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by Xact of an aggregate of 972,728 preference convertible shares ("Preference Convertible Shares") convertible into an aggregate of 89,689,881 Xact shares. The Share Exchange Agreement replaced and superseded the share exchange agreement dated June 9, 2006 entered into among the same parties in relation to the exchange of the entire issued share capital of Technorient for Preference Convertible Shares convertible into such number of Xact Shares as representing 95% of the issued share capital of Xact upon conversion. Immediately before closing of the transaction, Technorient was owned as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. The details of transaction are set out in the announcement of the Company dated July 21, 2006.

21. 結算日後事項

於二零零六年七月十五日，Corich Enterprises Inc.(「Corich」)(本公司之間接全資附屬公司)和Herbert Adamczyk先生(「Adamczyk先生」)(同作為賣方「賣方」)與Xact Aid, Inc.(「Xact」)(作為買方)、Xact之一名股東Fred De Luca先生及勵安有限公司(「勵安」)就出售勵安合共49%之已發行股本訂立股份交換協議(「股份交換協議」)，代價為由Xact發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股(「優先可換股」)。股份交換協議取代及替代日期為二零零六年六月九日由相同訂約方訂立之股份交換協議，據此，勵安以其全部已發行股本交換優先可換股，該優先可換股於緊接交易結束前轉換時可轉換為若干數目之Xact股份(相當於Xact已發行股本之95%)。緊接交易完成前，勵安由Corich持有約90%及由Adamczyk先生持有約10%。交易詳情刊載於本公司日期為二零零六年七月二十一日之公佈。

22. Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk), credit risk, liquidity risk and cash flow and fair value interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. In order to mitigate the foreign exchange risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with Group's risk management policies. In addition, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

22. 金融風險管理

金融風險因素

本集團之業務使其面臨若干金融風險：市場風險(包括貨幣風險)、信貸風險、流動資金風險，以及現金流量及公平值利率風險。本集團之整體風險管理方案重點關注金融市場之不可預測性並致力將對本集團金融資產之負面影響降至最低。

(a) 市場風險

外匯風險

本集團經營國際業務，須承受不同貨幣所產生的外匯風險，主要為與港幣有關的風險。未來商業交易、已確認資產及負債及海外業務的淨投資，均產生外匯風險。為減少外匯風險，本集團依據集團風險管理政策，就高度可能之外匯預期銷售訂立外匯遠期合約。此外，管理層密切監察外匯風險，並將於需要時考慮對沖重大外匯風險。

For the six months ended June 30, 2006
截至二零零六年六月三十日止六個月

22. Financial risk management *(continued)*

Financial risk factors *(continued)*

(b) Credit risk

The carrying amounts of trade and other receivables represent the Group's maximum exposure to credit risk in relation to financial assets.

The credit risk of the Group's other financial assets, which mainly comprise cash and cash equivalents and other receivables, the Group's exposure to credit risk arises from default of the other party, with a maximum exposure equal to the carrying amount of these instruments. There are no significant concentrations of credit risk within the Group in relation to the other financial assets. It has policies in place to perform periodic credit evaluations of its customers and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverability of individual debtors and determines the impairment loss to be provided on an ongoing basis.

(c) Liquidity risk

The Group's liquidity risk management includes diversifying the funding sources. The Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations.

(d) Cash flow and fair value interest rate risk

Borrowings at variable interest rates expose the Group to cash flow interest rate risk and those at fixed rates expose the Group to fair value interest rate risk. The Group monitors the interest rate risk exposure on a continuous basis and adjusts the portfolio of borrowings where necessary.

22. 金融風險管理 *(續)*

金融風險因素 *(續)*

(b) 信貸風險

貿易往來及其他應收款項之賬面值即為本集團金融資產所面臨之最大信貸風險。

至於本集團其他金融資產(主要包括現金及現金等值項目及其他應收款項),本集團面臨之信貸風險主要源自其他方之拖欠,其最大風險等於此等工具之賬面值。本集團內並無與其他金融資產有關之任何重大信貸集中風險。本集團有對應政策對其客戶進行定期信貸評估,並輔以其他監控程序,以確保採取措施收回過期債項。此外,本集團審核個別債務人之可收回金額並持續確定須撥備之減值虧損金額。

(c) 流動資金風險

本集團的流動資金風險管理包括分散資金來源。本集團定期檢討其主要資金來源狀況,確保擁有足夠財務資源以應付其財務承擔。

(d) 現金流量及公平值利率風險

本集團因採用浮息貸款而面臨現金流量利率風險,且因定息貸款而面臨公平值利率風險。本集團持續監察利率風險,並於需要時調整貸款組合。

23. Comparative figures

Certain comparative figures have been restated to conform with the current period's presentation.

23. 比較數字

若干比較數字已經重列以符合本期間之呈列方式。

24. Approval of interim financial report

The interim financial report was approved by the Board of the Directors on September 19, 2006.

24. 批准中期財務報告

董事會已於二零零六年九月十九日批准本中期財務報告。

DISCLOSURE OF DIRECTORS' INTERESTS

As at June 30, 2006, the interests and short positions of each Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Beneficial interest and short positions in Shares as at June 30, 2006:

董事權益披露

於二零零六年六月三十日，本公司各董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於二零零六年六月三十日，股份之實益權益及淡倉：

		Number of ordinary shares of HK$1.00 each ("Share") 每股面值港幣1.00元普通股股份(「股份」)數目			
Directors 董事	**Long or short position 好倉或淡倉**	**Personal Interests 個人權益**	**Family Interests 家族權益**	**Corporate Interests 公司權益**	**Total Interests 權益總計**
Mr. Richard Man Fai LEE 李文輝先生	Long position 好倉	3,556,438	673,873 (Note 1) (附註1)	117,133,570 (Note 2) (附註2)	121,363,881
Mr. Jeff Man Bun LEE 李文彬先生	Long position 好倉	471,900	-	118,579,289 (Notes 2 & 3) (附註2及3)	119,051,189
Ms. Kam Har YUE 余金霞女士	Long position 好倉	5,209,716	-	117,133,570 (Note 2) (附註2)	122,343,286
Mr. Sammy Chi Chung SUEN 孫志冲先生	Long position 好倉	47,190	-	-	47,190
Mr. Raymond Cho Min LEE 李卓民先生	Long position 好倉	-	-	1,920,200 (Note 4) (附註4)	1,920,200

DISCLOSURE OF DIRECTORS' INTERESTS *(continued)*

Notes:

1. The 673,873 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 118,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at June 30, 2006 are disclosed in the section headed "Movement of share options" of this report.

董事權益披露 *(續)*

附註：

1. 該673,873股股份由李文輝先生之配偶何秀月女士擁有。

2. 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該118,579,289股股份當中，1,445,719股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有之ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(b) 於二零零六年六月三十日，本公司股票衍生工具之相關股份之實益權益及淡倉在本報告「優先認股權變動」一節內予以披露。

DISCLOSURE OF DIRECTORS' INTERESTS *(continued)* 董事權益披露（續）

(c) Beneficial interests and short positions in shares in associated corporations as at June 30, 2006:

(c) 於二零零六年六月三十日，於相聯法團之股份之實益權益及淡倉：

Directors 董事	Long or short position 好倉或淡倉	Name of associated corporation 相聯法團名稱	Number of shares or equity interests held or interested in 持有或擁有之股份數目或股本權益	Class and/or description of shares/interests 股份／權益類別及／或概況
Mr. Wing Sum LEE 李永森先生	Long position 好倉	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares 無投票權遞延股
	Long position 好倉	Wo Kee Hong Limited 和記電業有限公司	8,500	non-voting deferred shares 無投票權遞延股
	Long position 好倉	Wo Kee Services Limited 和記電器服務有限公司	1	non-voting deferred shares 無投票權遞延股
Ms. Kam Har YUE 余金霞女士	Long position 好倉	Rogers Entertainment International Limited 樂爵士娛樂國際有限公司 (Formerly known as Forward International Corporation, Limited 前稱福和貿易有限公司)	34,335	non-voting deferred shares 無投票權遞延股
	Long position 好倉	Shinwa Engineering Company, Limited 信和工程有限公司	3,850,000	non-voting deferred shares 無投票權遞延股
	Long position 好倉	Stoneycroft Estates Limited	340,000	non-voting deferred shares 無投票權遞延股
	Long position 好倉	Wo Kee Hong Limited 和記電業有限公司	400	non-voting deferred shares 無投票權遞延股

SUBSTANTIAL SHAREHOLDERS' INTERESTS

主要股東權益

Save as disclosed below and in the section headed "Disclosure of directors' interests", as at June 30, 2006, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 as the SFO:

除下文及於「董事權益披露」一節披露者外，於二零零六年六月三十日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而根據證券及期貨條例第336條須記入登記冊內：

(a) Beneficial interests and short positions in the shares of the Company as at June 30, 2006:

(a) 於二零零六年六月三十日，本公司股份之實益權益及淡倉：

Company Name 公司名稱	Long or short position 好倉或淡倉	Number of Shares 股份數目	Approximate % of the total issued Shares 佔已發行股份總額之概約百分比
Modern Orbit Limited	Long position 好倉	117,133,570	52.85%

Note: The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

附註： 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company at June 30, 2006:

(b) 於二零零六年六月三十日，本公司股票衍生工具之相關股份之實益權益及淡倉：

Company Name 公司名稱	Long or short position 好倉或淡倉	Number of Shares to be issued upon conversion 換股時將予發行股份數目	Conversion Price 換股價 HK$ 港幣	Approximate % of the total issued Shares 佔已發行股份總額之概約百分比
Hanny Holdings Limited 錦興集團有限公司	Long position 好倉	30,000,000	1.00元	13.54%

SUBSTANTIAL SHAREHOLDERS' INTERESTS *(continued)*

Notes:

1. The HK$30,000,000 convertible redeemable note is held by Cross Profit Capital Limited, which is 100% indirectly controlled by Hanny Holdings Limited.

2. After the Share Consolidation had become effective on June 15, 2006, the conversion price of the Convertible Note was adjusted from HK$0.10 to HK1.00 and a total of 30,000,000 Consolidated Shares will be issued upon full exercise of the Convertible Note.

SHARE OPTIONS

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point of time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

主要股東權益 *(續)*

附註：

1. Cross Profit Capital Limited持有是項港幣30,000,000元之可換股可贖回票據，該公司乃由錦興集團有限公司100%間接控制。

2. 在二零零六年六月十五日股份合併生效後，可換股票據之換股價已由港幣0.10元調整為港幣1.00元，而於可換股票據全數行使後，將發行合共30,000,000股合併股份。

優先認股權

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參與人必須於每次授出優先認股權日起計28日內支付港幣1元，以接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年內行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

SHARE OPTIONS *(continued)*

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point of time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of *acceptance* of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

優先認股權 *(續)*

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃,董事可授出優先認股權予任何全職僱員,包括本公司及其附屬公司之執行及非執行董事,以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參與人必須於每次授出優先認股權日起計28日內支付港幣1元,以接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年內行使。

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後,將不再授出優先認股權,惟在所有其他方面,二零零一年計劃之條款仍將有效,而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

SHARE OPTIONS *(continued)*

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or
2. suppliers or customers; or
3. any person or entity that provides research, development or other technological support; or
4. shareholders; or
5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

優先認股權 *(續)*

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團有所貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權，以認購本公司股份：

1. 合資格僱員，包括董事；或
2. 供應商或客戶；或
3. 提供研究、開發或其他技術支援之任何人士或公司；或
4. 股東；或
5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

SHARE OPTIONS *(continued)*

2002 Scheme *(continued)*

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point of time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five *trading* days immediately preceding the date of grant, or the nominal value of a share of the Company.

No Share Options were exercised or granted for the six months ended June 30, 2006.

At June 30, 2006, the number of shares in respect of which options had been granted and remained outstanding under the 1991, 2001 and 2002 Schemes were 1,142,110, 11,861,598 and 8,414,686 representing 0.52%, 5.35% and 3.80% of the issued share capital of the Company at that date respectively.

優先認股權 *(續)*

二零零二年計劃 *(續)*

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參與人必須於每次授出優先認股權日起計28日內支付港幣1元，以接納該等優先認股權。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年屆滿之日。股份認購價由本公司董事會釐定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日的股份收市價平均數；或本公司股份面值。

截至二零零六年六月三十日止六個月，概無行使或授出任何優先認股權。

於二零零六年六月三十日，有關根據一九九一年、二零零一年及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為1,142,110股、11,861,598股及8,414,686股，分別佔本公司當日之已發行股本之0.52%、5.35%及3.80%。

MOVEMENT OF SHARE OPTIONS

優先認股權變動

The following table discloses movement in the Company's share options for the six months ended June 30, 2006:

下表披露本公司之優先認股權於二零零六年六月三十日止六個月之變動情況：

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2006 Before Adjustment 於二零零六年一月一日尚未行使調整前	Lapsed during the period 期內失效	Outstanding at June 30, 2006 After Adjustment# 於二零零六年六月三十日尚未行使調整後#	Exercisable period 行使期	Exercise price 行使價 Before Adjustment 調整前 HK$ 港元	Exercise price 行使價 After Adjustment# 調整後# HK$ 港元
Mr. Ming Sum LEE, Director, [illegible] 董事	1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	10,226,519	10,226,519	-	February 11, 2000 – February 10, 2006 二零零零年二月十一日至二零零六年二月十日	0.2325	-
	1991 一九九一年	February 11, 2000 二零零零年二月十一日	4,718,470	4,718,470	-	March 21, 2000 – March 20, 2006 二零零零年三月二十一日至二零零六年三月二十日	0.5422	-
	2001 二零零一年	August 10, 2001 二零零一年八月十日	55,060,504	-	5,506,050	September 16, 2001 – September 15, 2007 二零零一年九月十六日至二零零七年九月十五日	0.1661	1.6610
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	640,640	-	64,064	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000	1.0000
			70,646,133	14,944,989	5,570,114			
Mr. Richard Man Fai LEE (Director) [illegible] 董事	1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	10,540,150*	10,540,150*	-	February 7, 2000 – February 6, 2006 二零零零年二月七日至二零零六年二月六日	0.2325	-
	1991 一九九一年	February 11, 2000 二零零零年二月十一日	5,506,049	5,506,049	-	March 18, 2000 – March 17, 2006 二零零零年三月十八日至二零零六年三月十七日	0.5422	-
	1991 一九九一年	May 28, 2001 二零零一年五月二十八日	6,292,629	-	629,262	June 29, 2001 – June 28, 2007 二零零一年六月二十九日至二零零七年六月二十八日	0.1661	1.6610
	2001 二零零一年	August 10, 2001 二零零一年八月十日	55,060,504	-	5,506,050	September 16, 2001 – September 15, 2007 二零零一年九月十六日至二零零七年九月十五日	0.1661	1.6610
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	785,575*	-	78,557*	September 30, 2001 – September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	0.1661	1.6610
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	22,159,280	-	2,215,928	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000	1.0000
			100,345,186*	16,046,199*	8,429,797*			
Mr. Jeff Man Bun LEE (Director) [illegible] 董事	2002 二零零二年	June 4, 2002 二零零二年六月四日	3,146,314	-	314,631	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000	1.0000
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	1,430,000	-	143,000	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	0.1000	1.0000
			4,576,314	-	457,631			

MOVEMENT OF SHARE OPTIONS *(continued)*　優先認股權變動（續）

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2006 Before Adjustment 於二零零六年一月一日尚未行使調整前	Lapsed during the period 期內失效	Outstanding at June 30, 2006 After Adjustment‡ 於二零零六年六月三十日尚未行使調整後‡	Exercisable period 行使期	Exercise price 行使價 Before Adjustment 調整前 HK$ 港元	Exercise price 行使價 After Adjustment‡ 調整後‡ HK$ 港元
Ms [illegible] (Director) [illegible] 董事	2001 二零零一年	August 23, 2001 [illegible]	756,575	-	75,657	September 30, 2001 – September 29, 2007 [illegible]	0.1661	1.6610
Mr Sammy Chi Chung SUEN (Director) [illegible] 董事	1991 一九九一年	December 21, 1999 [illegible]	471,944	471,944	-	February 6, 2000 – February 5, 2006 [illegible]	0.2315	-
	1991 一九九一年	February 11, 2000 [illegible]	786,575	786,575	-	March 22, 2000 – March 21, 2006 [illegible]	0.5422	-
	1991 一九九一年	January 18, 2001 [illegible]	409,019	-	40,901	March 6, 2001 – March 5, 2007 [illegible]	0.1661	1.6610
	2001 二零零一年	August 10, 2001 [illegible]	1,573,156	-	157,315	September 19, 2001 – September 18, 2007 [illegible]	0.1661	1.6610
	2002 二零零二年	June 4, 2002 [illegible]	6,292,629	-	629,262	June 4, 2002 – June 3, 2008 [illegible]	0.1000	1.0000
	2002 二零零二年	September 24, 2002 [illegible]	2,002,000	-	200,200	September 24, 2002 – September 23, 2008 [illegible]	0.1000	1.0000
			11,535,323	1,258,519	1,027,678			
Mr Raymond [illegible] LEE (Director) [illegible] 董事	2002 二零零二年	June 4, 2002 [illegible]	2,202,419	-	220,241	June 4, 2002 – June 3, 2008 [illegible]	0.1000	1.0000
	2002 二零零二年	September 24, 2002 [illegible]	11,440	-	1,144	September 24, 2002 – September 23, 2008 [illegible]	0.1000	1.0000
			2,213,859	-	221,385			
Mr Boon Seng TAN (Director) [illegible] 董事	2002 二零零二年	June 4, 2002 [illegible]	2,202,419	-	220,241	June 4, 2002 – June 3, 2008 [illegible]	0.1000	1.0000
	2002 二零零二年	September 24, 2002 [illegible]	11,440	-	1,144	September 24, 2002 – September 23, 2008 [illegible]	0.1000	1.0000
			2,213,859	-	221,385			

MOVEMENT OF SHARE OPTIONS *(continued)* 優先認股權變動（續）

Eligible person 合資格人士	Scheme type 計劃類別	Date of grant 授出日期	Outstanding at January 1, 2006 Before Adjustment 於二零零六年一月一日尚未行使 調整前	Lapsed during the period 期內失效	Outstanding at June 30, 2006 After Adjustment# 於二零零六年六月三十日尚未行使 調整後#	Exercisable period 行使期	Exercise price 行使價 Before Adjustment 調整前 HK$ 港元	Exercise price 行使價 After Adjustment# 調整後# HK$ 港元
Continuous contract employees 持續合約僱員	1991 一九九一年	December 21, 1999 一九九九年十二月二十一日	1,653,315	1,653,315	-	February 1, 2000 - March 21, 2006 二零零零年二月一日至二零零六年三月二十一日	0.2525	-
	1991 一九九一年	February 11, 2000 二零零零年二月十一日	519,136	519,136	-	March 18, 2000 - March 21, 2006 二零零零年三月十八日至二零零六年三月二十一日	0.5422	-
	1991 一九九一年	September 8, 2000 二零零零年九月八日	4,719,470	-	471,947	November 5, 2000 - November 4, 2006 二零零零年十一月五日至二零零六年十一月四日	0.2347	2.3470
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	3,775,562	-	377,554	September 30, 2001 - September 30, 2007 二零零一年九月三十日至二零零七年九月三十日	0.1661	1.6610
	2001 二零零一年	November 23, 2001 二零零一年十一月二十三日	1,573,156	-	157,315	December 23, 2001 - December 22, 2007 二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661	1.6610
	2002 二零零二年	June 4, 2002 二零零二年六月四日	44,018,379	-	4,404,831	June 4, 2002 - June 3, 2008 二零零二年六月四日至二零零八年六月三日	0.1000	1.0000
			56,259,018	2,172,451	5,411,647			
			243,606,265	34,422,157	21,418,354			

* Share options granted to Mr. Richard Man Fai LEE's spouse were included.

* 包括授予李文輝先生之配偶之優先認股權。

\# The number and respective subscription prices of share options have been adjusted for the Share Consolidation took place on June 15, 2006

\# 優先認股權之數目及相關認購價已按二零零六年六月十五日之股份合併作出調整。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2006, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

證券之購買、出售或贖回

於截至二零零六年六月三十日止六個月，本公司及其附屬公司在期內並無回購、出售或贖回本公司任何證券。

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the six months ended June 30, 2006 except in relation to the separation of the role of chairman and chief executive officer under the code provision A.2.1.

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management and a guideline as to the power and duties of Chief Executive Officer. In addition, the Board which comprises experienced and high caliber individuals meets regulatory to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

企業管治

董事認為，除守則條文第A.2.1條規定主席及行政總裁之職責分工外，於截至二零零六年六月三十日止六個月期間，本公司一直遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載企業管治常規守則之守則條文。

守則第A.2.1條規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。李文輝先生為執行主席兼行政總裁。董事會認為，此架構不會影響董事會與管理層之間之權力及授權均衡，因為董事會已就董事會與管理層之權力及職權和行政總裁的權責採納清晰指引。此外，董事會成員經驗豐富、具卓越才幹，且定期開會討論本集團之業務及經營。董事會相信，此結構有助於加強及維持一貫之領導，使本集團得以迅速和有效地制定及實施決策。

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (THE "MODEL CODE")

The Company has adopted a code of conduct for transactions in the Company's securities by the Directors that complies with the Model Code as set out in Appendix 10 of the Listing Rules. Followed specific enquiry by the Company, all Directors have confirmed that they have complied with the required standards as set out in the Model Code throughout the six months ended June 30, 2006.

遵守上市發行人董事進行證券交易之標準守則（「標準守則」）

本公司已採納一套董事進行本公司證券交易之行為守則，該守則符合上市規則附錄十所載之標準守則。在本公司作出特定查詢後，所有董事確認，於截至二零零六年六月三十日止六個月期間內，彼等一直遵守標準守則所載之規定標準。

AUDIT COMMITTEE

The Company set up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to "A Guide for Effective Audit Committee" issued by the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants) in February 2002 and the Code on Corporate Governance Practices.

The Audit Committee of the Company has reviewed the interim accounts and the Interim Report 2006, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 19, 2006

審核委員會

本公司之審核委員會由本公司獨立非執行董事李卓民先生(主席)、陳文生先生及張應坤先生組成。在確立該委員會之職權範圍時，董事已參考香港會計師公會於二零零二年二月刊發之「審核委員會有效運作指引」及企業管治常規守則。

本公司審核委員會已審閱中期業績及二零零六年中期報告，並對本集團會計政策符合香港目前之最佳應用守則感到滿意。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年九月十九日



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司

10th Floor, Block A, Wo Kee Hong Building
585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong
香港新界葵涌青山道585至609號
和記行大廈A座10樓
Tel 電話：(852) 2869 1190 Fax 傳真：(852) 2521 7198
Website 網址：http://www.wokeehong.com.hk

82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

MAJOR TRANSACTION

DISPOSAL OF EQUITY INTEREST IN A JOINT VENTURE ESTABLISHED IN THE PEOPLE'S REPUBLIC OF CHINA

* *for identification purposes only*

28 July 2006

"Disposal Consideration"	the amount of RMB50 million (equivalent to approximately HK$48.5 million), being the consideration for the Disposal, subject to adjustments as set out in the paragraph headed "Adjustments to Disposal Consideration" in the letter from the Board;
"Distribution Right"	the right to distribute products manufactured or distributed by Jinling Electrical worldwide other than the PRC under the Export Distribution Contract;
"Export Distribution Contract"	The agreement dated 29 October 1994 entered into between Jinling Electrical and WKH relating to the Distribution Right;
"Group"	the Company and its subsidiaries and members of the Group shall be construed accordingly;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates;
"JM Washing Machine"	Jiangmen Washing Machine Factory, the PRC party to Jinling Electrical, which as at the date of this circular holds 50% of the equity interest therein;
"Jinling Electrical"	金羚電器有限公司 (Jinling Electrical Co., Ltd.*), a sino-foreign equity joint venture established in the PRC;
"Latest Practicable Date"	26 July 2006, being the latest practicable date for ascertaining certain information referred to herein prior to the printing of this circular;
"Labour Compensation"	the compensation payable under the relevant laws and regulations in the PRC as assessed by the Jiangmen Labour and Social Security Bureau, in relation to the termination of the existing labour contracts of the employees of Jinling Electrical as a result of the transactions contemplated under the Share Purchase and Subscription Agreement and to be borne by Metro Global and JM Washing Machine;

* *for identification purposes only*

"Labour Compensation Agreement"	the agreement dated 30 June 2006 entered into among Metro Global, JM Washing Machine and Jinling Electrical relating to payment of Labour Compensation;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Metro Global"	Metro Global Limited, a wholly owned subsidiary of the Company;
"PRC"	The People's Republic of China, which for the sole purpose of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan;
"Reference Net Equity"	the amount of RMB111,034,255.26, being the amount of net equity of Jinling Electrical as at 31 December 2005 as showed in the audited financial statements of Jinling Electrical for the year ended 31 December 2005 as prepared in accordance with the PRC accounting standards;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	share(s) of HK$1.00 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Shares;
"Share Purchase and Subscription Agreement"	the agreement dated 30 June 2006 entered into among Metro Global, JM Washing Machine and Candy relating to, among other things, the Disposal;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"WKH"	Wo Kee Hong Limited, a wholly owned subsidiary of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC; and
"US$"	United States dollars, the lawful currency of the United States of America.

DEFINITIONS

In this circular, RMB1.00 is taken to be equivalent to HK$0.97. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be exchanged at the aforementioned or any other rates.



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

Executive Directors:
Mr. Wing Sum LEE (Honorary Chairman)
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

28 July 2006

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
DISPOSAL OF EQUITY INTEREST IN A JOINT VENTURE ESTABLISHED IN THE PEOPLE'S REPUBLIC OF CHINA

INTRODUCTION

On 6 July 2006, the Company announced that on 30 June 2006,

(a) Metro Global, a wholly owned subsidiary of the Company, JM Washing Machine and Candy entered into the Share Purchase and Subscription Agreement relating to, among other things, the disposal of 50% equity interest in Jinling Electrical by Metro Global for a cash consideration of RMB50 million (equivalent to approximately HK$48.5 million), subject to adjustments.

* *for identification purposes only*

(b) WKH, a wholly owned subsidiary of the Company, Jinling Electrical and Candy entered into the Agreement on Transfer of Right of Distribution of Products relating to the assignment of the Distribution Right to Candy for a cash consideration of RMB6 million (equivalent to approximately HK$5.8 million).

(c) Metro Global, JM Washing Machine and Jinling Electrical entered into the Labour Compensation Agreement relating to the payment of Labour Compensation, under which Metro Global shall be responsible for an amount of not exceeding RMB15 million (equivalent to approximately HK$14.6 million).

The Disposal (including the payment of the Labour Compensation) and the Assignment in aggregate constitute a major transaction for the Company under the Listing Rules. The purpose of this circular is to provide Shareholders with further information on the Share Purchase and Subscription Agreement, the Agreement on Transfer of Right of Distribution of Products, the Labour Compensation Agreement, the Disposal, the Assignment and the payment of Labour Compensation contemplated therein.

THE DISPOSAL AND THE ASSIGNMENT

The Share Purchase and Subscription Agreement

On 30 June 2006, Metro Global, a wholly owned subsidiary of the Company, JM Washing Machine and Candy entered into the Share Purchase and Subscription Agreement relating to, among other things, the disposal of 50% equity interest in Jinling Electrical by Metro Global for a cash consideration of RMB50 million (equivalent to approximately HK$48.5 million), subject to adjustments set out in the paragraph headed "Adjustments to Disposal Consideration" below. The Disposal Consideration will be paid by Candy to Metro Global upon completion, which shall be no later than 18 October 2006.

JM Washing Machine is currently the holder of 50% equity interest in Jinling Electrical. Save as disclosed, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, JM Washing Machine and its ultimate beneficial owners are Independent Third Parties. JM Washing Machine is an investment holding unit of the Jinling Group, which is principally engaged in the manufacturing of washing machines, electrical motors, air-conditioners and household electrical appliances.

To the best of the Directors' knowledge, prior to the entering into of the Share Purchase and Subscription Agreement, Candy does not have any relationship with the Company, Metro Global, WKH, JM Washing Machine and Jinling Electrical. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Candy and its ultimate beneficial owners are Independent Third Parties. Candy is a member of the Candy Group, which is a privately owned group principally engaged in the design and manufacturing of household electrical appliances.

The Disposal is subject to the fulfilment of, among others, the following conditions on or before the Closing Date:

(a) (i) the signing of the Contract of Transfer of Trademarks between JM Washing Machine and Jinling Electrical in relation to the transfer of the serial trademark "JINLING" which JM Washing Machine has registered or applied for registration in the PRC, Hong Kong, Macau Special Administrative Region and Taiwan to Jinling Electrical for the consideration of RMB25 million (equivalent to approximately HK$24.3 million); and (ii) the termination of the Trademark Licensing Contract between JM Washing Machine and Jinling Electrical dated 28 May 2004;

(b) the signing of the Agreement on Transfer of Right of Distribution of Products;

(c) the approval of the Share Purchase and Subscription Agreement, the new joint venture agreement to be signed by Candy and JM Washing Machine as a result of the transfer of the transactions contemplated under the Share Purchase and Subscription Agreement in substitution for the present joint venture agreement between Metro Global and JM Washing Machine and the new articles of association of Jinling Electrical by the authorities in the PRC;

(d) the issue of the renewed business licence with JM Washing Machine and Candy as shareholders of Jinling Electrical by the Bureau of Administration of Industry and Commerce;

(e) the granting of a licence by JM Washing Machine to Jinling Electrical to use patents owned by JM Washing Machine in relation to washing machine products;

(f) the completion of the registration of certain properties currently occupied by Jinling Electrical as offices in the name of Jinling Electrical;

(g) the completion of the adjustment of the Disposal Consideration in the manner as set out in the paragraph headed "Adjustments to Disposal Consideration" below; and

(h) the determination by the Labour and Social Security Bureau of the amount of Labour Compensation payable by Jinling Electrical in relation to the termination of the existing labour contracts of its employees as a result of the transactions contemplated under the Share Purchase and Subscription Agreement.

Adjustments to Disposal Consideration

The Disposal Consideration is determined by arm's length negotiation between the parties with reference to the book value of Metro Global's investment in Jinling Electrical as in the books of accounts of the Company.

The Disposal Consideration payable by Candy to Metro Global on the Closing Date shall be adjusted on a dollar on dollar basis by the difference between the Reference Net Equity and the Closing Net Equity.

The Reference Net Equity is the amount of net equity of Jinling Electrical as at 31 December 2005 as showed in the audited financial statements of Jinling Electrical for the year ended 31 December 2005 as prepared in accordance with the PRC accounting standards.

The Closing Net Equity is the net equity of Jinling Electrical as at 30 June 2006 as showed in the unaudited financial statements of Jinling Electrical for the six months ended 30 June 2006 prepared in accordance with the PRC accounting standards minus the Reference Net Equity divided by 180 days multiplied by the number of days between 1 January 2006 to the second day before the Closing Date plus the Reference Net Equity.

Pursuant to the Share Purchase and Subscription Agreement, if:

(a) the Closing Net Equity is higher than the Reference Net Equity, the Disposal Consideration payable by Candy to Metro Global on the Closing Date shall be increased by 50% of the amount in excess of the Reference Net Equity; and

(b) the Closing Net Equity is lower than the Reference Net Equity, the Disposal Consideration payable by Candy to Metro Global on the Closing Date shall be decreased by 50% of the amount less than the Reference Net Equity provided that if the adjusted Disposal Consideration is less than RMB34 million (equivalent to approximately HK$33 million), Metro Global shall have the right to terminate the Share Purchase and Subscription Agreement.

Provision of bank guarantee

Under the Share Purchase and Subscription Agreement, each of Metro Global and JM Washing Machine has provided certain warranties in relation to the affairs of Jinling Electrical prior to the Closing Date and has undertaken to indemnify Candy in respect of any breach of:

(a) warranties relating to tax, labour, social security and environmental matters for a period up to 60 days after the expiration of the applicable statutory limitation period; and

(b) warranties relating to all matters other than those referred to in (a) above, for a period up to the date of the approval of the financial statement of Jinling Electrical for the year ending 31 December 2007.

In respect of a breach of the warranties, except for taxation matters and in case of fraud (where the maximum liability of Metro Global is the Disposal Consideration as adjusted), the maximum liability of Metro Global is equivalent to RMB11 million (equivalent to approximately HK$10.7 million). To guarantee the performance of its obligations, Metro Global shall on the Closing Date deliver to Candy a bank guarantee for the amount which is the equivalent of RMB11 million (equivalent to approximately HK$10.7 million) expiring on 30 June 2009.

Jinling Electrical

Jinling Electrical was established on 16 September 1994 in Jiangmen, the PRC. As at the date of the Share Purchase and Subscription Agreement, the registered capital of Jinling Electrical is RMB263.5 million (equivalent to approximately HK$255.6 million) and was contributed as to RMB131.75 million (equivalent to approximately HK$127.8 million) by each of Metro Global and JM Washing Machine. The profit and loss of Jinling Electrical is shared as to 50% by each of Metro Global and JM Washing Machine, in proportion to their respective equity interest therein. The scope of business of Jinling Electrical is manufacturing and trading in household electrical appliances, such as washing machines, and provision of relevant maintenance services. The term of Jinling Electrical is 30 years from 16 September 1994 to 15 September 2024.

Upon completion of the Disposal, the Company shall cease to have any interest in Jinling Electrical.

The interest of the Company in Jinling Electrical is accounted for in the audited consolidated financial statements of the Company as interest in an associate at the value of HK$75,161,000 as at 31 December 2004 and HK$52,930,000 as at 31 December 2005.

The share of loss of Jinling Electrical in respect of the Group's 50% equity interest therein for the years ended 31 December 2004 and 31 December 2005 is HK$17,483,000 and HK$23,455,000, respectively.

The Agreement on Transfer of Right of Distribution of Products

On 30 June 2006, WKH, Jinling Electrical and Candy entered into the Agreement on Transfer of Right of Distribution of Products relating to the assignment of the Distribution Right to Candy for a cash consideration of RMB6 million (equivalent to approximately HK$5.8 million). The Agreement on Transfer of Right of Distribution of Products will become effective on the Closing Date.

Pursuant to the Export Distribution Contract entered into between WKH and Jinling Electrical dated 29 October 1994, WKH was granted the Distribution Right. It is a term of the Share Purchase and Subscription Agreement that the parties shall enter into the Agreement on Transfer of Right of Distribution of Products pursuant to which the Distribution Right of WKH under the Export Distribution Contract shall be assigned to Candy effective from the Closing Date.

The Labour Compensation Agreement

On 30 June 2006, Metro Global, JM Washing Machine and Jinling Electrical entered into the Labour Compensation Agreement relating to payment of Labour Compensation, under which Metro Global shall be responsible for an amount of not exceeding RMB15 million (equivalent to approximately HK$14.6 million).

Pursuant to the applicable laws and regulations of the PRC, Jinling Electrical shall pay compensation to its employees in relation to the termination of the existing labour contracts as a result of the transactions contemplated under the Share Purchase and Subscription Agreement in the amount as assessed by the Jiangmen Labour and Social Security Bureau. It is a condition precedent to the completion of the Share Purchase and Subscription Agreement that the amount of Labour Compensation payable shall be determined by the Jiangmen Labour and Social Security Bureau on or before the Closing Date (condition (h) referred to in the paragraph headed "The Disposal and the Assignment - The Share Purchase and Subscription Agreement").

Pursuant to the Labour Compensation Agreement, it is agreed that the amount of Labour Compensation payable shall be borne by Metro Global and JM Washing Machine in equal share, provided that the amount payable by Metro Global shall not exceed RMB15 million (equivalent to approximately HK$14.6 million). In the event the amount is in excess of RMB15 million (equivalent to approximately HK$14.6 million), the excessive part of the amount shall be borne by JM Washing Machine.

REASONS FOR THE TRANSACTIONS AND USE OF PROCEEDS

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories, motor yachts and other electronic and electrical products.

As stated in the 2005 annual report of the Company, although sales of Jinling Electrical for the year ended 31 December 2005 increased by RMB29.6 million to RMB494.3 million, the Group has to share a loss of HK$23.5 million as a result of increase in raw material costs which has adversely affected the gross margin of Jinling Electrical. It is the corporate strategy of the Group to identify a solution to minimise its loss in its investment in Jinling Electrical, so as to focus its resources on expanding the Group's upmarket lifestyle brands and products, to meet the growing demand from customers, especially in mainland China. The Disposal and the Assignment are the solutions for the Group to minimise its loss in Jinling Electrical. The gross proceeds from the Disposal and the Assignment in the amount of RMB56 million (equivalent to approximately HK$54.3 million) (assuming no adjustment is made to the Disposal Consideration) will be used as working capital.

Based on the value of the Group's investment in Jinling Electrical of HK$52.9 million as at 31 December 2005 (representing the Group's share of the net asset value of Jinling Electrical), the Group will recognize a gain of approximately HK$1.4 million (without taking into account any adjustments to the Disposal Consideration and payment of Metro Global's share of Labour Compensation) upon completion of the Disposal and the Assignment in the financial year ending 31 December 2006 (assuming the Disposal is completed within the financial year). Save as disclosed, the Disposal (including the payment of the Labour Compensation) and the Assignment will have no effect on the earnings and assets and liabilities of the Company.

Taking into account the abovementioned factors, the Directors are of the view that the terms of the Disposal and the Assignment are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

SHAREHOLDERS' APPROVAL

The Disposal (including the payment of Labour Compensation) and the Assignment in aggregate constitute a major transaction for the Company under the Listing Rules and would be subject to the Shareholders' approval. No Shareholder is required to abstain from voting on the resolutions relating to the Disposal and the Assignment. The Controlling Shareholders, which as at the Latest Practicable Date are in aggregate interested in approximately 57.98% of the issued share capital of the Company have on 4 July 2006 issued a written approval approving the Share Purchase and Subscription Agreement, the Agreement on Transfer of Right of Distribution of Products, the Labour Compensation Agreement and the performance by Metro Global and WKH of their respective obligations thereunder.

The Controlling Shareholders comprises Modern Orbit Limited, Mr. Richard Man Fai LEE (the brother of Mr. Jeff Man Bun LEE), Ms. Siew Yit HOH (the spouse of Mr. Richard Man Fai LEE), Mr. Jeff Man Bun LEE (the brother of Mr. Richard Man Fai LEE), Fisherman Enterprises Inc. (a company wholly owned by Mr. Jeff Man Bun LEE) and Ms. Kam Har YUE (the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE) as at the Latest Practicable Date hold 117,133,570 Shares, 3,556,438 Shares, 673,873 Shares, 471,900 Shares, 1,445,719 Shares and 5,209,716 Shares, representing approximately 52.85%, 1.60%, 0.30%, 0.21%, 0.65% and 2.35% of the issued share capital of the Company. Modern Orbit Limited is wholly owned by Cyber Tower Inc., the trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

The written approval from the Controlling Shareholders is accepted in place of holding a general meeting under Rule 14.44 of the Listing Rules and no general meeting will be convened for the purpose of approving the Share Purchase and Subscription Agreement, the Agreement on Transfer of Right of Distribution of Products, the Labour Compensation Agreement, the Disposal, the Assignment and the payment of Labour Compensation contemplated therein.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendices.

Your faithfully,
On behalf of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

1. SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the audited consolidated income statement and the assets and liabilities of the Group for the three years ended 31 December 2005:

	For the year ended 31 December		
	2003	2004	2005
	HK$'000	*HK$'000*	*HK$'000*
RESULTS			
Turnover	553,232	618,618	689,770
Cost of sales	(432,584)	(487,512)	(549,330)
Gross profit	120,648	131,106	140,440
(Loss) / Profit from operations	(49,377)	2,109	76,322
(Loss) / Profit before tax	(82,632)	(28,601)	48,898
Income tax (expenses) / credit	(2,699)	29,502	(11,502)
(Loss) / Profit before minority interests	(85,331)	901	37,396
Minority interests	579	821	(1,935)
Net (loss) / profit for the year	(84,752)	1,722	35,461
Dividends	0	0	0
(Loss) / earnings per share – basic	(6.35) cents	0.08 cents	1.60 cents
ASSETS AND LIABILITIES			
Total assets	646,322	611,661	615,606
Total liabilities	(384,406)	(346,733)	(311,085)
Net assets	261,916	264,928	304,521
Minority interests	–	(1,609)	(3,544)
Shareholders' funds	261,916	263,319	300,977

2. AUDITED FINANCIAL STATEMENTS

The following is an extract of the audited financial statements of the Group from the annual report of the Company for the year ended 31 December 2005:

Consolidated Income Statement

For the year ended December 31, 3005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Turnover	6&7	689,770	618,618
Cost of sales		(549,330)	(487,512)
Gross profit		140,440	131,106
Other operating income	8	10,721	6,788
Distribution costs		(50,413)	(55,850)
Administrative expenses		(95,101)	(80,548)
Loss on disposal of properties held for sale		(2,905)	–
Fair value gains/(losses) on investment properties	17	12,728	(1,594)
Reversal of write-down of properties held for sale to net realisable value		3,330	2,207
Gain on settlement of a loan	34	88,178	–
Provision for a legal claim	30	(30,656)	–
Profit from operations	9	76,322	2,109
Finance costs	10	(6,685)	(7,902)
Net loss on disposal of subsidiaries	11	–	(1,745)
Restructuring costs	12	–	(1,320)
Share of results of associates	22	(20,739)	(19,743)
Profit/(loss) before tax		48,898	(28,601)
Income tax (expense)/credit	13	(11,502)	29,502
Profit for the year		37,396	901
Attributable to:			
Equity holders of the Company		35,461	1,722
Minority interests		1,935	(821)
		37,396	901
Earnings per share for profit attributable to the equity holders of the Company – Basic and diluted	14	1.60 cents	0.08 cents

The accompanying notes on pages 21 to 66 form an integral part of these financial statements.

Consolidated Balance Sheet

As at December 31, 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Non-current assets			
Investment properties	17	200,847	172,305
Property, plant and equipment	18	102,664	117,528
Goodwill	19	2,306	2,306
Interests in associates	22	60,545	79,926
Investment securities	26	–	702
Available-for-sale financial assets	27	527	–
Deferred tax assets	36	6,300	21,300
		373,189	394,067
Current assets			
Inventories	23	81,157	85,023
Properties held for sale, at net realisable value		24,851	34,000
Trade and other receivables	24	103,942	73,587
Amounts due from associates	25	4,528	8,931
Other investments	26	–	101
Other financial assets at fair value through profit or loss	28	20	–
Derivative financial instruments	46	3,910	–
Cash and cash equivalents	47	24,009	15,952
		242,417	217,594
Current liabilities			
Trade and other payables	29	118,832	107,768
Provision for a legal claim	30	30,656	–
Bills payable		18,160	38,840
Tax payable		421	241
Amounts due to related companies	32	4,100	9,726
Obligations under finance leases - due within one year	33	82	84
Borrowings - due within one year	34	69,333	32,820
		241,584	189,479
Net current assets		833	28,115
Total assets less current liabilities		374,022	422,182

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Non-current liabilities			
Convertible loan note	*31*	28,951	–
Obligations under finance leases - due after one year	*33*	319	408
Borrowings - due after one year	*34*	13,727	131,624
Loan advanced from a minority shareholder	*35*	–	128
Amount due to a related company	*32*	5,352	–
Deferred tax liabilities	*36*	21,152	25,094
		69,501	157,254
Net assets		304,521	264,928
Capital and reserves			
Share capital	*37*	221,615	221,615
Reserves		79,362	41,704
Equity attributable to equity holders of the Company		300,977	263,319
Minority interests		3,544	1,609
Total equity		304,521	264,928

The accompanying notes on pages 21 to 66 form an integral part of these financial statements.

Balance Sheet

As at December 31, 2005

	Notes	**2005** *HK$'000*	**2004** *HK$'000*
Non-current assets			
Property, plant and equipment	*18*	421	468
Investments in subsidiaries	*21*	262,768	262,768
		263,189	263,236
Current assets			
Trade and other receivables		813	1,421
Amounts due from subsidiaries	*25*	176,405	69,400
Other investments	*26*	–	36
Other financial assets at fair value through profit or loss	*28*	20	–
Cash and cash equivalents		78	365
		177,316	71,222
Current liabilities			
Trade and other payables		3,217	2,826
Amounts due to subsidiaries	*25*	157,723	65,065
Amounts due to related companies	*32*	877	2,177
		161,817	70,068
Net current assets		15,499	1,154
Total assets less current liabilities		278,688	264,390
Non-current liabilities			
Convertible loan note	*31*	28,951	–
Amount due to a related company	*32*	1,162	–
		30,113	–
Net assets		248,575	264,390
Capital and reserves attributable to the Company's equity holders			
Share capital	*37*	221,615	221,615
Reserves	*38*	26,960	42,775
Total equity		248,575	264,390

Consolidated Statement of Changes in Equity

For the year ended December 31, 2005

	Attributable to equity holders of the Company							
	Share capital	Capital redemption reserve	Exchange reserve	Equity component of convertible loan note	Other reserve	Accumulated losses	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (note)	*HK$'000*	*HK$'000*	*HK$'000*
The Group								
At January 1, 2004, as previously reported as equity	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
At January 1, 2004, as previously separately reported as minority interests	–	–	–	–	–	–	–	–
At January 1, 2004, as restated	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	(319)	–	–	–	–	(319)
Net expense recognised directly in equity	–	–	(319)	–	–	–	–	(319)
Profit/(loss) for the year	–	–	–	–	–	1,722	(821)	901
Total recognised (expense)/income for the year	–	–	(319)	–	–	1,722	(821)	582
Increment due to increase of share capital of a subsidiary	–	–	–	–	–	–	2,430	2,430
At December 31, 2004 and January 1, 2005, as restated	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	2,012	–	–	–	–	2,012
Net income recognised directly in equity	–	–	2,012	–	–	–	–	2,012
Profit for the year	–	–	–	–	–	35,461	1,935	37,396
Total recognised income for the year	–	–	2,012	–	–	35,461	1,935	39,408
Recognition of equity component of convertible loan note	–	–	–	185	–	–	–	185
At December 31, 2005	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At January 1, 2004	(27,616)
Loss for the year	(19,743)
At December 31, 2004	(47,359)
Loss for the year	(20,739)
At December 31, 2005	(68,098)

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on September 18, 2002.

Consolidated Cash Flow Statement

For the year ended December 31, 2005

	2005 HK$'000	2004 HK$'000
Operating activities		
Profit/(loss) before tax	48,898	(28,601)
Adjustments for:		
Share of results of associates	20,739	19,743
Interest income	(349)	(48)
Interest expenses	6,272	7,336
Finance lease charges	13	8
Depreciation	5,681	6,773
Amortisation of goodwill	–	407
Exchange loss arose from capitalisation of amount due to subsidiaries	842	–
Loss on disposal of property, plant and equipment	77	558
Fair value loss on available-for-sale financial assets	175	–
Fair value losses on other financial assets at fair value through profit or loss	81	–
Fair value losses on derivative financial instruments	17	–
Provision for a legal claim	30,656	–
Unrealised holding gain of other investments	–	(1)
Reversal of write-down of properties held for sale to net realisable value	(3,330)	(2,207)
Fair value (gains)/losses on investment properties	(12,728)	1,594
Net loss on disposal of subsidiaries	–	1,745
Exchange loss on loan advanced from a supplier	–	214
Gain on settlement of a loan	(88,178)	–
Waive of imputed interest expense on non-current interest-free amounts due to a related company	(487)	–
Operating cash flows before movements in working capital	8,379	7,521
Decrease in inventories	3,866	22,110
Decrease in properties held for sale	12,480	23,246
Increase in trade and other receivables	(31,246)	(7,674)
Decrease/(Increase) in amounts due from associates	4,403	(8,188)
Decrease in amounts due from related parties	–	2,085
Increase in trade and other payables	12,612	21,752
(Decrease)/Increase in bills payable	(20,680)	4,932
Decrease in amounts due to Directors	–	(1,619)
Decrease in amounts due to related companies	(274)	(429)
Cash (used in)/generated from operations	(10,460)	63,736
Hong Kong Profits Tax refunded/(paid)	44	(132)
Overseas tax paid	(298)	(33)
	(254)	(165)
Net cash (used in)/generated from operating activities	(10,714)	63,571

	Note	2005 HK$'000	2004 HK$'000
Investing activities			
Disposal of investment properties		9,176	–
Purchase of property, plant and equipment		(18,883)	(2,584)
Proceeds from disposal of property, plant and equipment		2,984	548
Proceeds from disposal of subsidiaries	39	–	7,762
Interest received		349	228
Increase in shareholding of a subsidiary		–	(2,287)
Investment in an associate		–	(7,025)
Net cash used in investing activities		(6,374)	(3,358)
Financing activities			
New bank loans		306,494	216,951
Net proceeds from issue of convertible loan note		28,265	–
New obligation under finance leases		–	540
Repayment of bank loans		(260,662)	(261,043)
Repayment of a loan advanced from a supplier		(46,817)	–
Increase in share capital of a subsidiary contributed by minority shareholders		–	16
Interest paid		(4,824)	(4,097)
Repayment of obligations under finance leases		(82)	(49)
Repayment of loan from a minority shareholder		(128)	–
Finance lease charges paid		(13)	(8)
Net cash generated from/(used in) financing activities		22,233	(47,690)
Net increase in cash and cash equivalents		5,145	12,523
Cash and cash equivalents at January 1		13,695	1,796
Effect of foreign currency exchange rate changes		(237)	(624)
Cash and cash equivalents at December 31		18,603	13,695
Analysis of the balances of cash and cash equivalents			
Being:			
Cash and cash equivalents		24,009	15,952
Bank overdrafts		(5,406)	(2,257)
		18,603	13,695

The accompanying notes on pages 21 to 66 form an integral part of these financial statements.

Notes to the Financial Statements

For the year ended December 31, 2005

1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is disclosed in the corporate information of the annual report.

The Company is an investment holding company. Its subsidiaries are principally engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of the People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements were approved and authorised for issued by the Board on April 11, 2006.

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The adoption of new/revised HKFRSs

In 2005, the Group adopted the new/revised standards and interpretations of HKFRSs below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share

HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKAS-Int 15	Operating Leases - Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs and HKFRSs did not result in substantial changes to the Group's accounting policies except for those further described below.

In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS- Int 15 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. Where the land and building cannot be allocated reliably as at the date of acquisition, the land and building elements will continue to be treated as property, plant and equipment and carried at cost.

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profits or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in fair value is recognised through income statement.

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under the previous Statement of Standard Accounting Practice ("SAP") No. 13 were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from January 1, 2005 onwards.

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and

employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised.

Following the adoption of HKFRS 3 "Business Combinations", HKAS 36 "Impairment of Assets" and HKAS 38 "Intangible Assets" goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested for impairment annually as opposed to being amortised over its estimated useful life in previous years. Any impairment loss recognised during the year is charged to the income statement. This change in accounting policy has been applied prospectively from January 1, 2005 and amortisation of goodwill ceased on December 31, 2004.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 - the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;
- HKAS 21 - prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 - does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at January 1, 2005;
- HKAS 40 - since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at January 1, 2005, including the reclassification of any amount held in revaluation surplus for investment property;
- HKAS -Int 15 - does not require the recognition of incentives for leases beginning before January 1, 2005;
- HKFRS 2 - only retrospective application for all equity instruments granted after November 7, 2002 and not vested at January 1, 2005; and
- HKFRS 3 - prospectively after January 1, 2005.

	2005	**2004**
	HK$'000	*HK$'000*
The adoption of HKFRS 3 resulted in:		
Decrease in administrative expenses - Goodwill amortisation	407	–
Increase in basic and diluted earnings per share	0.02 cent	–
The adoption of HKAS 39 resulted in:		
Increase in available-for-sale financial assets	527	–
Decrease in investment securities	527	–
Increase in financial assets at fair value through profit or loss	20	–
Decrease in other investments	20	–
Increase in derivative financial instruments	3,910	–
Increase in administrative expenses:		
– Available-for-sale financial assets	175	–
– Derivative financial instruments	17	–
Decrease in basic and diluted earnings per share	0.01 cent	–

The Group has not early applied the following new/revised standards and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

3. Significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group

discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligation or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition.

For previously capitalised goodwill arising on acquisitions after January 1, 2001, the Group has discontinued amortisation from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sale of goods are recognised when goods are delivered and title has passed.

Maintenance service income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income under operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payment). The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associate, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

– Land held under medium-term lease	Over the unexpired term of lease
– Buildings on land held under medium-term lease	2½-5%
– Leasehold improvements	20%
– Furniture, fixtures and equipment	10-20%
– Machinery and tools	20-33⅓%
– Motor vehicles	20-25%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. As the directors consider the allocation between the land and buildings elements cannot be made reliably, no restatement has been made in the financial statements.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Other financial liabilities

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

Convertible loan notes

Convertible loan notes issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible

loan notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan notes into equity, is included in equity (convertible loan notes equity reserve).

In subsequent periods, the liability component of the convertible loan notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan notes equity reserve until the embedded option is exercised (in which case the balance stated in convertible loan notes equity reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible loan notes equity reserve will be released to the retained earnings. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan notes using the effective interest method.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration received or receivable is recognised in profit or loss.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. Financial risk management objectives and policies

The Group's major financial instruments include equity and debt investments, borrowings, trade receivables, trade payables and convertible loan notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Several subsidiaries of the Company have foreign currency sales, which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with the Group's risk management policies.

Certain trade receivables, loan receivables and borrowings of the Group are denominated in foreign currencies. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate bank borrowings (see Note 34). In relation to these fixed-rate borrowings, the Group aims at keeping borrowings at variable rates.

Besides, the Group is exposed to interest rate risk through the impact of rate changes on interest bearing bank borrowings and obligations under finance leases. The interest rates and terms of repayment of bank borrowings and obligations under finance leases of the Group are disclosed in notes 34 and 33 respectively.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at December 31, 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Liquidity risk

The Group's liquidity risk management includes diversifying the funding sources. The Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations.

5. Critical accounting judgements and key sources of estimation uncertainty

In the process of applying the entity's accounting policies which are described in note 3, management has made the following judgments that have significant effect on the amounts recognised in the financial statements. The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews an aging analysis at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2005, the carrying amount of goodwill was HK$2,306,000. Details of the recoverable amount calculation are disclosed in note 20.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

6. Turnover

	2005	**2004**
	HK$'000	*HK$'000*
Sales of goods to customers, less returns and discounts	642,964	576,232
Maintenance service income	46,806	42,386
	689,770	618,618

7. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sale

Segment information about these businesses is presented below.

2005

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	97,987	212,161	377,845	1,777	–	–	–	689,770
Inter-segment sales	761	157	–	30	–	–	(948)	–
Total turnover	98,748	212,318	377,845	1,807	–	–	(948)	689,770

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	2,353	4,740	11,576	(962)	12,749	(361)	130	30,225
Gain on settlement of a loan								88,178
Unallocated other operating income								487
Provision for a legal claim								(30,656)
Unallocated corporate expenses								(11,912)
Profit from operations								76,322
Finance costs								(6,685)
Share of results of associates	–	(23,455)	2,716	–	–	–	–	(20,739)
Profit before tax								48,898
Income tax expense								(11,502)
Profit for the year								37,396

2005

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet								
Assets								
Segment assets	26,790	50,643	126,386	1	227,384	8,249	–	439,453
Interests in associates	–	52,930	7,615	–	–	–	–	60,545
Unallocated corporate assets								115,608
Consolidated total assets								615,606
Liabilities								
Segment liabilities	18,139	21,154	86,711	–	3,884	37	–	129,925
Unallocated corporate liabilities								181,160
Consolidated total liabilities								311,085
Other information								
Capital expenditure	303	295	16,074	–	–	2,211	–	18,883
Depreciation and amortisation	117	325	1,806	–	2,871	562	–	5,681
Fair value gains on investment properties	–	–	–	–	(12,728)	–	–	(12,728)
Reversal of write-down of properties held for sale to net realisable value	–	–	–	–	(3,330)	–	–	(3,330)

2004

	Air-conditioning products *HK$'000*	Audio-visual and other electrical products *HK$'000*	Cars and car accessories *HK$'000*	Direct marketing *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover								
External sales	122,449	137,543	314,590	44,036	–	–	–	618,618
Inter-segment sales	1,096	5,615	–	107	–	–	(6,818)	–
Total turnover	123,545	143,158	314,590	44,143	–	–	(6,818)	618,618

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products *HK$'000*	Audio-visual and other electrical products *HK$'000*	Cars and car accessories *HK$'000*	Direct marketing *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Result								
Segment result	3,931	(490)	10,338	(6,632)	(1,006)	–	692	6,833
Unallocated corporate expenses								(4,724)
Profit from operations								2,109
Finance costs								(7,902)
Net loss on disposal of subsidiaries	–	–	–	–	(1,745)	–	–	(1,745)
Restructuring costs								(1,320)
Share of results of associates	–	(17,483)	(2,260)	–	–	–	–	(19,743)
Loss before tax								(28,601)
Income tax credit								29,502
Profit for the year								901

2004

	Air-conditioning products *HK$'000*	Audio-visual and other electrical products *HK$'000*	Cars and car accessories *HK$'000*	Direct marketing *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Consolidated balance sheet								
Assets								
Segment assets	41,393	50,635	95,824	2,555	209,316	–	–	399,723
Interests in associates	–	75,161	4,765	–	–	–	–	79,926
Unallocated corporate assets								132,012
Consolidated total assets								611,661
Liabilities								
Segment liabilities	27,452	26,437	71,980	1,387	10,455	–	–	137,711
Unallocated corporate liabilities								209,022
Consolidated total liabilities								346,733
Other information								
Capital expenditure	10	882	2,804	26	–	1,162	–	4,884
Depreciation and amortisation	76	311	1,689	44	33	5,027	–	7,180
Fair value losses on investment properties	–	–	–	–	1,594	–	–	1,594
Reversal of write-down of properties held for sale to net realisable value	–	–	–	–	(2,207)	–	–	(2,207)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		Contribution to operating results	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	571,499	449,798	22,984	14,775
Singapore	56,027	53,160	51	353
Malaysia	29,790	26,717	1,542	1,392
PRC	11,931	58,824	(5,526)	(17,011)
Macau	19,966	27,871	845	478
Others	557	2,248	95	58
	689,770	618,618	19,991	45
Other operating income			10,721	6,788
Gain on settlement of a loan			88,178	–
Provision for a legal claim			(30,656)	–
Unallocated corporate expenses			(11,912)	(4,724)
Profit from operations			76,322	2,109

The following is an analysis of the carrying amount of segment assets, and capital expenditures analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital expenditures	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	487,654	438,971	18,355	3,997
Singapore	22,991	20,343	349	767
Malaysia	13,514	11,064	83	120
PRC	91,406	141,235	96	–
Macau	41	48	–	–
	615,606	611,661	18,883	4,884

8. Other operating income

	2005	2004
	HK$'000	*HK$'000*
Rental income (before deducting outgoings of HK$5,104,000 (2004: HK$5,537,000))	7,684	6,439
Commission income	1,050	349
Compensation for a termination agreement	1,500	–
Waive of imputed interest expense on non-current interest-free amounts due to a related company	487	–
	10,721	6,788

9. Profit from operations

	2005	2004
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Auditors' remuneration	730	662
Depreciation of:		
Owned assets	5,533	6,604
Assets held under finance leases	148	169
Staff costs, including Directors' emoluments	63,315	56,958
Loss on disposal of property, plant and equipment	77	558
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of HK$1,736,000 (2004: HK$624,000))	549,330	487,512
Goodwill:		
Amortisation for the year	–	407
Fair value loss(es):		
Available-for-sale financial assets	175	–
Other financial assets at fair value through profit or loss	81	–
Derivative financial instruments	17	–
Foreign exchange differences, net	696	332
and crediting:		
Unrealised holding gain of other investments	–	1
Interest income	349	48

10. Finance costs

	2005	2004
	HK$'000	*HK$'000*
Interest expenses on:		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	4,914	4,064
Other loans wholly repayable after five years	–	3,272
Effective interest expense on convertible loan note *(note 31)*	871	–
Imputed interest expense on non-current interest-free amounts due to a related company	487	–
	6,272	7,336
Finance lease charges	13	8
Bank charges	400	558
	6,685	7,902

11. Net loss on disposal of subsidiaries

	2005	2004
	HK$'000	*HK$'000*
Net loss on disposal of subsidiaries	–	1,745

12. Restructuring costs

In May 2004 the Group embarked on a corporate-wide saving plan to alleviate the staff costs and other expenses of the Group. Pursuant to the saving plan, employment contracts of certain staff were terminated and the relevant severance payment of HK$1,320,000 was incurred as restructuring costs for the year ended December 31, 2004.

13. Income tax

The expense/(credit) comprises:

	2005	2004
	HK$'000	*HK$'000*
Current tax:		
Hong Kong Profits Tax	138	243
Overseas income tax	306	170
	444	413
Deferred tax:		
Current year	11,058	(29,915)
Income tax attributable to the Company and its subsidiaries	11,502	(29,502)

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

The tax expense/(credit) for the year can be reconciled to the profit/(loss) before tax as follows:

	2005		2004	
	HK$'000	%	*HK$'000*	%
Profit/(loss) before tax	48,898		(28,601)	
Tax at the Hong Kong Profits Tax rate of 17.5%	8,557	17.5	(5,005)	(17.5)
Tax effect of share of results of associates	3,629	7.4	3,455	12.1
Tax effect of expenses that are not deductible for tax purposes	18,691	38.2	13,599	47.5
Tax effect of income that are not taxable for tax purposes	(14,813)	(30.3)	(19,210)	(67.2)
Tax effect of deferred tax assets not recognised	–	–	1	0.0
Utilisation of deferred tax assets previously not recognised	(6,136)	(12.5)	(4,745)	(16.6)
Tax effect of tax losses not recognised	1,788	3.7	3,944	13.8
Tax effect of tax losses recognised as deferred tax assets	–	–	(21,300)	(74.5)
Effect of different tax rates of subsidiaries and associates operating in other jurisdictions	58	0.1	(60)	(0.2)
Others	(272)	(0.6)	(181)	(0.6)
Tax expense/(credit) and effective tax rate for the year	11,502	23.5	(29,502)	(103.2)

The share of tax attributable to associates amounting to approximately HK$88,000 (2004: nil) is included in "Share of results of associates" on the face of the consolidated income statement.

14. Earnings per share

The calculation of the basic earnings per share is based on the profit attributable to equity holders of approximately HK$35,461,000 (2004: HK$1,722,000) and on the weighted average number of 2,216,154,331 (2004: 2,216,154,331) ordinary shares in issue during the year.

There is no diluted earnings per share because the exercise prices of the Company's outstanding share options and convertible loan note were higher than the average market prices for share for both years.

15. Directors'and employees'emoluments

(a) Directors' emoluments

The emoluments paid or payable to each of the ten Directors (2004: nine Directors) were as follows:

		Other emoluments			
	Fees	Salaries and other benefits	Performance related incentive payments	Retirement benefit scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum Lee	–	–	320	–	320
Richard Man Fai Lee	–	2,380	3,655	12	6,047
Jeff Man Bun Lee	–	–	230	4	234
Sammy Chi Chung Suen	–	860	449	12	1,321
Tik Tung Wong	–	812	520	12	1,344
	–	4,052	5,174	40	9,266
Non-executive Director					
Kam Har Yue	30	–	10	–	40
Independent Non- executive Directors					
Raymond Cho Min Lee	80	–	–	–	80
Boon Seng Tan	80	–	–	–	80
Ying Kwan Cheung (Appointed on November 3, 2005)	13	–	–	–	13
Kenji Tak Hing Chan (Resigned on November 3, 2005)	67	–	–	–	67
	240	–	–	–	240
Total for 2005	270	4,052	5,184	40	9,546
Executive Directors					
Wing Sum Lee	–	–	–	–	–
Richard Man Fai Lee	–	2,412	602	12	3,026
Jeff Man Bun Lee	–	–	–	–	–
Sammy Chi Chung Suen	–	860	55	12	927
Tik Tung Wong (Appointed on June 28, 2004)	–	305	–	6	311
	–	3,577	657	30	4,264

	Fees	Other emoluments			Total emoluments
		Salaries and other benefits	Performance related incentive payments	Retirement benefit scheme contributions	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-executive Director					
Kam Har Yue	20	–	–	–	20
Independent Non- executive Directors					
Raymond Cho Min Lee	50	–	–	–	50
Boon Seng Tan	50	–	–	–	50
Kenji Tak Hing Chan (Appointed on September 1, 2004)	27	–	–	–	27
	127	–	–	–	127
Total for 2004	147	3,577	657	30	4,411

The performance related incentive payments are determined as a percentage of the turnover or the profit after tax of the Group.

There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

(b) Employees' emoluments

During the year, the five highest paid individuals included three Directors (2004: two Directors), details of whose emoluments are set out in note 15(a) above. The emoluments of the remaining highest paid individuals were as follows:

	2005	2004
	HK$'000	*HK$'000*
Salaries and other benefits	1,861	2,735
Performance related incentive payments	1,933	730
Retirement benefits scheme contributions	16	36
	3,810	3,501

The emoluments of the remaining highest paid individuals fell within the following bands:

	2005 Number of employees	2004 Number of employees
HK$		
Nil - 1,000,000	1	1
1,000,001 - 1,500,000	–	1
1,500,001 - 2,000,000	–	1
2,500,001 - 3,000,000	1	–
	2	3

16. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the income statement during the year amounted to approximately HK$1,499,000 (2004: HK$1,642,000), which represents contributions payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, contributions are payable to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$919,000 (2004: HK$661,000).

17. Investment properties

	Investment properties in Hong Kong held under medium-term leases *HK$'000*	Investment properties outside Hong Kong held under medium-term leases *HK$'000*	Total *HK$'000*
The Group			
Fair value			
At January 1, 2004	87,783	28,914	116,697
Transfer from property, plant and equipment *(note 18)*	57,202	–	57,202
Increase/(decrease) in fair value recognised in the income statement	14,496	(16,090)	(1,594)
At December 31, 2004 and January 1, 2005	159,481	12,824	172,305
Disposals	–	(9,176)	(9,176)
Transfer from property, plant and equipment (note 18)	30,548	–	30,548
Transfer to property, plant and equipment (note 18)	(5,558)	–	(5,558)
Increase in fair value recognised in the income statement	12,728	–	12,728
At December 31, 2005	197,199	3,648	200,847

The investment properties of the Group were revalued at December 31, 2005 by BMI Appraisals Limited (2004: Norton Appraisals Limited), independent professionally qualified valuers, on an open market, existing use basis.

The investment properties of the Group are rented out or available for rent under operating leases, further summary details of which are included in note 43 to the financial statements.

The Group had pledged investment properties with a carrying amount of approximately HK$197,199,000 (2004: HK$159,481,000) to secure facilities granted to the Group. (See note 47)

18. Property, plant and equipment

	Land and buildings in Hong Kong held under medium-term leases	Leasehold improvements	Furniture, fixtures and equipment	Machinery and tools	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Group						
Cost or valuation						
At January 1, 2004	210,486	19,667	49,771	9,078	7,677	296,679
Exchange difference	–	2	51	7	13	73
Additions	–	117	227	519	1,721	2,584
Transfer to investment properties	(70,556)	–	–	–	–	(70,556)
Reclassification	–	–	263	(263)	–	–
Disposals	–	(116)	(9,489)	(128)	(1,090)	(10,823)
At December 31, 2004 and January 1, 2005	139,930	19,670	40,823	9,213	8,321	217,957
Exchange difference	–	(2)	(20)	(1)	(20)	(43)
Additions	–	10,559	3,166	2,239	2,919	18,883
Transfer to investment properties	(38,965)	–	–	–	–	(38,965)
Transfer from investment properties	5,558	–	–	–	–	5,558
Reclassification	–	–	856	(856)	–	–
Disposals	–	(6,102)	(12,694)	(2,977)	(4,356)	(26,129)
At December 31, 2005	106,523	24,125	32,131	7,618	6,864	177,261
Representing:						
At cost	90,325	24,125	32,131	7,618	6,864	161,063
At 1996 valuation	10,640	–	–	–	–	10,640
At 2005 valuation	5,558	–	–	–	–	5,558
	106,523	24,125	32,131	7,618	6,864	177,261
Accumulated depreciation						
At January 1, 2004	36,992	18,591	47,467	8,286	5,324	116,660
Exchange difference	–	2	46	3	15	66
Provided for the year	4,084	391	818	405	1,075	6,773
Transfer to investment properties	(13,354)	–	–	–	–	(13,354)
Reclassification	–	–	263	(263)	–	–
Eliminated upon disposals	–	(67)	(9,175)	(114)	(360)	(9,716)
At December 31, 2004 and January 1, 2005	27,722	18,917	39,419	8,317	6,054	100,429
Exchange difference	–	(1)	(20)	(1)	(8)	(30)
Provided for the year	2,871	866	895	373	676	5,681
Transfer to investment properties	(8,417)	–	–	–	–	(8,417)
Reclassification	–	–	724	(724)	–	–
Eliminated upon disposals	–	(5,826)	(12,510)	(2,975)	(1,755)	(23,066)
At December 31, 2005	22,176	13,956	28,508	4,990	4,967	74,597
Net Book Values						
At December 31, 2005	84,347	10,169	3,623	2,628	1,897	102,664
At December 31, 2004	112,208	753	1,404	896	2,267	117,528

At December 31, 2005, the net book value of the Group's motor vehicles included an amount of HK$442,400 (2004: HK$582,000) in respect of assets held under finance leases. The leasehold land and building of the Group were valued at 1996 and 2005 by independent qualified professional valuers not connected with the Group on an open market value basis.

The valuations as at 1996 and 2005 represented the carrying values (equivalent to their approximate fair values) of the leasehold land and buildings at the time when they ceased to be classified as investment properties. Had the leasehold properties been carried at their historical cost less accumulated depreciation, amortisation and impairment losses, the carrying value of the leasehold properties would have been stated at HK$14,086,000 (2004: HK$8,765,000).

The Group had pledged land and buildings having a carrying amount of approximately HK$84,347,000 (2004: HK$112,208,000) to secure facilities granted to the Group. (See note 47)

The Company	**Leasehold improvements**	**Furniture, fixtures and equipment**	**Motor vehicles**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost				
At January 1, 2004	6,635	21,960	2,647	31,242
Additions	8	103	–	111
Transfer from a subsidiary	–	263	–	263
Disposals	–	–	(650)	(650)
At December 31, 2004 and January 1, 2005	6,643	22,326	1,997	30,966
Additions	–	208	–	208
Transfer from a subsidiary	–	41	–	41
Disposals	(399)	(6,227)	–	(6,626)
At December 31, 2005	6,244	16,348	1,997	24,589
Accumulated depreciation				
At January 1, 2004	6,604	21,600	1,851	30,055
Provided for the year	15	159	179	353
Transfer from a subsidiary	–	263	–	263
Eliminated upon disposals	–	–	(173)	(173)
At December 31, 2004 and January 1, 2005	6,619	22,022	1,857	30,498
Provided for the year	8	150	138	296
Eliminated upon disposals	(399)	(6,227)	–	(6,626)
At December 31, 2005	6,228	15,945	1,995	24,168
Net book values				
At December 31, 2005	16	403	2	421
At December 31, 2004	24	304	140	468

19. Goodwill

The Group	**Total** *HK$'000*
Cost	
At January 1, 2004	–
Arising from increase in shareholding of a subsidiary	2,713
At December 31, 2004 and January 1, 2005	2,713
Elimination of accumulated amortisation upon the adoption of HKFRS 3 (note 2)	(407)
At December 31, 2005	2,306
Amortisation	
At January 1, 2004	–
Provided for the year	407
At December 31, 2004 and January 1, 2005	407
Elimination of accumulated amortisation upon the adoption of HKFRS 3 (note 2)	(407)
At December 31, 2005	–
Carrying value	
At December 31, 2005	2,306
At December 31, 2004	2,306

In 2004, the goodwill arising from increase in shareholding of a subsidiary was amortised over a period of five years.

Particulars regarding impairment testing on goodwill are disclosed in note 20.

20. Impairment testing on goodwill

As explained in note 7, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives set out in Notes 19 has been allocated to an individual cash generating unit (CGU), including subsidiaries in "the Car and car accessories" segment. The carrying amount of goodwill (net of accumulated amortisation) at December 31, 2005 is approximately HK$2,306,000.

During the year ended December 31, 2005, Directors of the Group determines that there are no impairments of its CGU containing goodwill.

The recoverable amount of the above CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 10%. Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the CGU' past performance and management' expectations for the market development.

21. Investments in subsidiaries

	The Company	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted shares, at cost	293,504	293,504
Less: Impairment loss recognised	(30,736)	(30,736)
	262,768	262,768

Particulars of the Company' principal subsidiaries at December 31, 2005 are shown in note 50.

22. Interests in associates

The summarised financial information in respect of the Group' associates is set out below:

	2005	**2004**
	HK$'000	*HK$'000*
Total assets	551,756	461,264
Total liabilities	(420,513)	(295,059)
Net assets	131,243	166,205
Group's share of net assets of associates	60,545	79,926
Turnover	828,299	472,271
Loss for the year	(37,855)	(42,501)
Group's share of result of associates for the year	(20,739)	(19,743)

Particulars of the Group' principal associates at December 31, 2005 are shown in note 51.

23. Inventories

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Finished goods	70,400	72,558
Spare parts	10,757	12,465
	81,157	85,023

Included in the above figure are finished goods of HK$2,930,000 (2004: nil) which has been pledged as security for bank loans.

24. Trade and other receivables

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables, net of provision is as follows:

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 30 days	50,275	29,218
31 to 60 days	11,175	10,609
61 to 90 days	4,296	2,398
91 days to 1 year	1,907	8,469
Over 1 year	2,002	1,986
Total trade receivables, net of provision	69,655	52,680
Deposits, prepayments and other receivables	34,287	20,907
	103,942	73,587

The fair values of the Group' trade and other receivables at December 31, 2005 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

25. Amounts due from/to associates/subsidiaries

The amounts due are unsecured, interest-free and have no fixed terms of repayment.

26. Investment securities/other investments

Investment securities/other investments at December 31, 2004 are set out below. Upon the adoption of HKAS 39 on January 1, 2005, investment securities/other investments were reclassified to appropriate categories under HKAS 39 (see note 2).

The Group

	Other investments *HK$'000*	Investment securities *HK$'000*	Total *HK$'000*
Equity securities:			
Listed	101	–	101
Unlisted	–	75	75
	101	75	176
Debt securities:			
Unlisted	–	627	627
Total:			
Listed			
Hong Kong	100	–	100
Elsewhere	1	–	1
Unlisted	–	702	702
	101	702	803
Carrying amount analysed for reporting purposes as:			
Current	101	–	101
Non-current	–	702	702
	101	702	803
Market value of listed securities	101	–	101

The Company

	Other investments *HK$'000*
Equity securities:	
Listed in Hong Kong	35
Listed in elsewhere	1
	36
Market value of listed securities	36

27. Available-for-sale financial assets

The Group

	2005
	HK$'000
At January 1, 2005	702
Fair value loss on available-for-sale financial assets	(175)
At December 31, 2005	527
Available-for-sale financial assets at December 31, 2005 comprise:	
Unlisted securities:	
Debt securities without interest and maturity date	527

The above investments consist of investments in unlisted debt securities which were designated as available-for-sale financial assets on January 1, 2005 and have no fixed maturity date or coupon rate.

The fair values of unlisted available-for-sale debt investments have been estimated based on observable market prices or rates. The fair value loss on available-for-sale financial assets represents the impairment loss for the year ended December 31, 2005. The Directors believe that the estimated fair values based on observable market prices or rates, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

28. Other financial assets at fair value through profit or loss

	The Group 2005	**The Company 2005**
	HK$'000	*HK$'000*
At January 1, 2005	101	36
Fair value losses on other financial assets at fair value through profit or loss	(81)	(16)
At December 31, 2005	20	20
Listed securities:		
Equity securities listed in Hong Kong	19	19
Equity securities listed in elsewhere	1	1
	20	20

The carrying amounts of the above financial assets were classified as held for trading.

29. Trade and other payables

The following is an aged analysis of trade payables at the balance sheet date:

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 30 days	5,598	5,070
31 to 60 days	2,924	2,191
61 to 90 days	4,404	3,337
91 days to 1 year	719	988
Over 1 year	536	1,329
Total trade payables	14,181	12,915
Customers' deposits, accruals and other payables	104,651	94,853
	118,832	107,768

The fair values of the Group' trade and other payables at December 31, 2005 approximate to the corresponding carrying amounts.

30. Provision for a legal claim

At December 31, 2005, the Group had a provision for a legal claim of approximately HK$30,656,000 arising out of a law suit against a subsidiary of the Company in the People's Republic of China (the "PRC"). Regarding the law suit in the PRC, the Guangdong Province Higher People's Court (the "Higher People's Court") has declared and reaffirmed its final ruling against the subsidiary in January 24, 2006. The subsidiary is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People' Court. Further details set out in the announcement of the Company dated February 17, 2006.

31. Convertible loan note

The Company issued a 7.25% convertible loan note in the principal amount of HK$30,000,000 on August 18, 2005 to Hanny Holdings Limited. The convertible loan note is denominated in Hong Kong dollars. The note entitles the holder to convert it into ordinary shares of the Company at any time between the date of issue of the note and the settlement date on September 5, 2008 at a conversion price of HK$0.10 per convertible loan note. If the note has not been converted, it will be redeemed on September 5, 2008 at par. Interest of 7.25% will be paid semi-annually up until the settlement date. Further details of which are set out in the announcement of the Company dated August 18, 2005.

The convertible loan note contains two components, liability and equity elements. Upon the adoption of HKAS 32 Financial Instruments: Disclosure and Presentation (see note 2), the convertible loan note is split between the liability and equity elements. The equity element is presented in equity heading "convertible loan note – equity reserve". The effective interest rate of the liability component is 10%.

The movement of the liability component of the convertible loan note for the year is set out below:

	The Group and the Company	
	2005	2004
	HK$'000	*HK$'000*
Face value of convertible loan note issued on August 18, 2005	30,000	–
Transaction cost	(1,735)	–
Equity component	(185)	–
Liability component on initial recognition at August 18, 2005	28,080	–
Interest expense (note 10)	871	–
Liability component at December 31, 2005	28,951	–

The fair value of the liability component of the convertible loan note at December 31, 2005, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible loan at the balance sheet date, was approximately HK$28,951,000.

32. Amount(s) due to related companies

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts repayable within one year	4,100	9,726	877	2,177
Amounts repayable after one year but within two years	5,352	–	1,162	–
	9,452	9,726	2,039	2,177

Included in the current liabilities the amounts are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company. The fair value of the amounts due to related companies as at December 31, 2005 approximates the corresponding carrying amount.

Included in the non-current liabilities, the amount is unsecured, non-interest bearing and will be repayable in 2007. The related company is controlled by certain Directors of the Company. The effective interest rate of the amount due to a related company is 10%. As of December 31, 2005, the fair value of the loan from the related company was HK$5,352,000 determined based on the present value of the estimated future cash outflows discounted using the prevailing market rate at the balance sheet.

33. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Amounts payable under finance leases:				
Within one year	95	99	82	84
In the second to fifth year inclusive	340	372	294	321
More than five years	29	100	25	87
	464	571	401	492
Less: Future finance charges	(63)	(79)	–	–
Present value of lease obligations	401	492	401	492
Analysed as:				
Amounts due within one year shown under current liabilities			82	84
Amounts due after one year			319	408
			401	492

For the year ended December 31, 2005, the average effective borrowing rate was approximately 4% (2004: 3%) per annum. Interest rate are fixed at the contract date. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group' obligations under finance lease were secured by the lessor' charge over the leased assets. The carrying amount of the obligations under finance leases approximates their fair value.

34. Borrowings

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Bank overdrafts	5,406	2,257
Bank loans	77,654	31,865
	83,060	34,122
Secured *(note 47)*	75,751	25,318
Unsecured	7,309	8,804
	83,060	34,122
Secured loan advanced from a supplier (note below)	–	130,322
	83,060	164,444
The maturity of the above loans are as follows:		
Within one year	69,333	32,820
More than one year, but not exceeding two years	6,134	477
More than two years, but not exceeding five years	7,593	825
More than five years	–	130,322
	83,060	164,444
Less: Amounts due within one year shown under current liabilities	(69,333)	(32,820)
Amounts due after one year	13,727	131,624

At December 31, 2004, the loan advanced from a supplier namely, Mitsubishi Heavy Industries, Ltd ("MHI") was secured by investment properties of the Group, borne interest at 2.5% per annum and was repayable semi-annually by ten instalments commencing from June 30, 2012.

On February 24, 2005, the Group and MHI have entered into a deed of settlement in relation to the settlement of the debt due from the Group to MHI under the loan agreement dated June 28, 2002. In accordance with the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of approximately HK$135.0 million at December 31, 2004, have been settled in full with the amount of approximately HK$46.8 million, resulting in a gain of approximately HK$88.2 million. The settlement has been fulfilled by a new long term bank loan borrowed by the Group and the Group' internal resources. Further details are set out in the announcement of the Company dated February 24, 2005.

The exposure of the Group' fixed-rate borrowings and the contractual maturity dates are as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Fixed-rate borrowings: More than five years	–	130,322

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group' borrowings are as follows:

	2005	**2004**
Effective interest rate:		
Fixed-rate borrowings	–	2.5%
Variable-rate borrowings	3.15% to 10%	3.15% to 8%

The Group' borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	MYR	**SGD**	**JPY**	**USD**
	$'000	*$'000*	*$'000*	*$'000*
At December 31, 2005	3,156	482	10,850	2,682
At December 31, 2004	3,845	742	3,364	17,692

During the year, the Group obtained new borrowings in the amount of approximately HK$312,447,000. The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

35. Loan advanced from a minority shareholder

At December 31, 2004, the loan was unsecured, non-interest bearing and had no fixed terms of repayment. The minority shareholder has agreed not to demand repayment of the loan in the next twelve months from the balance sheet date and, accordingly, the amount has been classified as non-current liability. The amount was fully settled during the year.

36. Deferred tax (assets)/liabilities

	Accelerated tax depreciation	**Tax losses**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
At January 1, 2004	33,709	–	33,709
Credited to income for the year	(8,615)	(21,300)	(29,915)
At December 31, 2004 and January 1, 2005	25,094	(21,300)	3,794
Charged/(credited) to income for the year	(3,942)	15,000	11,058
At December 31, 2005	21,152	(6,300)	14,852

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2005	**2004**
	HK$'000	*HK$'000*
Deferred tax liabilities	21,152	25,094
Deferred tax assets	(6,300)	(21,300)
	14,852	3,794

At December 31, 2005, the Group has unused tax losses of approximately HK$991,418,000 (2004: HK$1,010,766,000) available for offset future profits. A deferred tax asset has been recognised in respect of approximately HK$36,000,000 (2004: HK$121,714,000) of such losses. No deferred tax asset has been recognised in respect of the remaining amount of approximately HK$955,418,000 (2004: HK$889,052,000) due to the unpredictability of future profit streams. The tax losses may be carried forward either 5 years or indefinitely.

37. Share capital

	Number of shares	Nominal value
		HK$'000
Authorised:		
At January 1, 2004, December 31, 2004, January 1, 2005 and December 31, 2005 of HK$0.10 each	3,500,000,000	350,000
Issued and fully paid:		
At January 1, 2004, December 31, 2004, January 1, 2005 and December 31, 2005 of HK$0.10 each	2,216,154,331	221,615

38. Reserves

The Company

	Capital redemption reserve	Convertible loan note reserve	Contributed surplus	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At January 1, 2004	916	–	361,491	(322,757)	39,650
Profit for the year	–	–	–	3,125	3,125
At December 31, 2004 and January 1, 2005	916	–	361,491	(319,632)	42,775
Loss for the year	–	–	–	(16,000)	(16,000)
Recognition of equity component of convertible loan note	–	185	–	–	185
At December 31, 2005	916	185	361,491	(335,632)	26,960

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At December 31, 2005, the Company have distributable reserves by considering the net balance of reserve available for distribution of HK$25,859,000 (2004: HK$41,859,000), including contributed surplus of HK$361,491,000 (2004: HK$361,491,000) and accumulated losses of HK$335,632,000 (2004: HK$319,632,000).

39. Disposal of subsidiaries

A summary of the effects of disposal of subsidiaries is as follows:

	2005	2004
	HK$'000	*HK$'000*
Net assets disposed of:		
Property held for sale, at net realisable value	–	9,448
Trade and other receivables	–	59
	–	9,507
Loss on disposal of subsidiaries	–	(1,745)
Total consideration	–	7,762
Satisfied by:		
Cash	–	7,762
Net cash inflow arising on disposal:		
Cash consideration	–	7,762

The subsidiaries disposed of for the year ended December 31, 2004 did not have any significant impact on the Group' cash flows, turnover and operating results.

40. Major non-cash transactions

During the year ended December 31, 2004, minority shareholders of a Group' subsidiary contributed to the increase in share capital of the subsidiary by offsetting to the amounts of totalling HK$2,000,000 due to the minority shareholders by the Group.

41. Events after the balance sheet date

(a) On December 30, 2005, Italian Motors (Sales and Services) Limited, an indirect 89.92%-owned subsidiary of the Company, and Ferrari S.p.A. entered into an equity interest transfer agreement relating to the transfer of 29% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., for a consideration of US$870,000, equivalent to approximately HK$6.8 million. Further details of which are set out in the announcement of the Company dated January 3, 2006.

(b) On February 9, 2006, a subsidiary of the Company had entered into a sales and purchase agreement with Mr. Law and Mr. Chak, directors of Firmmark Limited ("Firmmark") to which the Group would acquire 100% of the issued share capital of Firmmark for a consideration of approximately HK$835,000. The principal activity of Firmmark is the retailing of electrical appliances.

42. Related party transactions

In addition to the balances with related parties disclosed elsewhere in the financial statements, during the year, the Group entered into the following significant related party transactions:

	2005	2004
	HK$'000	*HK$'000*
Interest income received from a related party (a)	–	30
Management and agency fee paid to a related company (b)	77	61
Sales of goods to a Director (b)	–	900
Sales of goods to a related company (b)	16	–
Acquisition of further interest in a subsidiary from a related party	–	2,287
Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (b), (c)	4,206	4,187
Consultancy service fee paid to a related company (b)	–	20

(a) The interest income received from a related party borne interest at the best lending rate offered by the Hongkong and Shanghai Banking Corporation Limited.

(b) The pricing of transactions regarding management and agency fees, consultancy service fee and goods sold to a related company or Director were determined by the Directors on the basis of estimated market value.

(c) The related company acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the year, management fee of HK$417,000 (2004: HK$417,000) and accounting service fee of HK$162,000 (2004: HK$162,000) were paid to the related company by the building management fund.

Compensation of key management personnel

The remuneration of Directors and other members of key management during the year was as follows:

	2005	2004
	HK$'000	*HK$'000*
Fees	270	147
Salaries and other benefits	4,052	3,577
Performance related incentive payments	5,184	657
Retirement benefit scheme contributions	40	30
Short-term employee benefits	9,546	4,411

The remuneration of Directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

43. Operating lease arrangements

The Group as lessor

Property rental income earned, net of outgoings of HK$5,104,000 (2004: HK$5,537,000) during the year was HK$2,580,000 (2004: HK$902,000). The property held has committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

	2005	2004
	HK$'000	*HK$'000*
Within one year	6,744	4,435
In the second to fifth year inclusive	5,223	2,804
	11,967	7,239

The Group as lessee

	2005	2004
	HK$'000	*HK$'000*
Minimum lease payments under operating leases recognised in the income statement for the year	8,232	7,294

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	8,974	5,317
In the second to fifth year inclusive	8,273	3,527
	17,247	8,844

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

At December 31, 2005, the Company had no commitments under non-cancellable operating leases (2004: nil).

44. Capital commitments

At the balance sheet date, neither the Group nor the Company had any significant capital commitments.

45. Contingent liabilities

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of:

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given for banking and other facilities made available to subsidiaries	–	–	218,207	162,954
Other guarantees issued for subsidiaries	–	–	5,615	138,328
	–	–	223,822	301,282

(b) At December 31, 2005, the Group had contingent liabilities of approximately HK$1.3 million (2004: approximately HK$1.3 million) in respect of proceedings involving a subsidiary of the Company in India and of approximately HK$10,333,000 (2004: approximately HK$1,000,000) arising out of the grant of option to a connected person. Further details of which are set out in the announcement of the Company dated May 5, 2004.

46. Derivative financial instruments

	2005		2004	
	Assets	Liabilities*	Assets	Liabilities*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Foreign currency forward contracts	3,910	3,927	–	–
Analysed as:				
Current –derivative financial instrument assets	3,910		–	

* The amount is included in other payables.

At December 31, 2005, the Group had entered into forward contracts denominated in United States Dollar ("USD"), Japan Yen ("JPY") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

Notional amount	Maturity	Exchange rates
Sell SGD36,494	January 18, 2006	SGD0.01458 to JPY1
Sell SGD55,419	January 24, 2006	SGD0.01459 to JPY1
Sell SGD12,982	February 14, 2006	SGD0.01431 to JPY1
Sell SGD48,507	March 20, 2006	SGD0.01428 to JPY1
Sell SGD215,019	February 28, 2006	SGD1.672 to USD1
Sell SGD470,873	February 9, 2006	SGD1.6635 to USD1

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

47. Pledge of assets

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Land and buildings	84,347	112,208
Inventories	2,930	–
Investment properties	197,199	159,481
Trade receivables	2,390	–
Properties held for sale	–	34,000
Deposits in bank	–	1,214
All assets of a subsidiary	18,759	18,491

The amount represents assets pledged to banks to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

48. Share options schemes

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

At December 31, 2005, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 45,843,275, 118,616,032 and 84,146,958 (2004: 45,843,275, 118,930,658 and 91,226,162 respectively), representing 2.1%, 5.4% and 3.8% (2004: 2.1%, 5.4% and 4.1% respectively) of the issued share capital of the Company at that date respectively.

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

Scheme type	Date of grant	Outstanding at January 1, 2005	Option lapsed	Outstanding at December 31, 2005	Exercisable period	Exercise price
						HK$
1991	December 21, 1999	22,890,928	–	22,890,928	February 1, 2000 – March 21, 2006	0.2325
1991	February 11, 2000	11,531,229	–	11,531,229	March 18, 2000 – March 21, 2006	0.5422
1991	September 8, 2000	4,719,470	–	4,719,470	November 5, 2000 – November 4, 2006	0.2347
1991	January 18, 2001	409,019	–	409,019	March 6, 2001 – March 14, 2007	0.1661
1991	May 28, 2001	6,292,629	–	6,292,629	June 29, 2001 – June 29, 2007	0.1661
2001	August 10, 2001	111,694,164	–	111,694,164	September 14, 2001 – September 18, 2007	0.1661
2001	August 29, 2001	5,663,338	314,626	5,348,712	September 30, 2001 – September 30, 2007	0.1661
2001	November 23, 2001	1,573,156	–	1,573,156	December 23, 2001 – December 22, 2007	0.1661
2002	June 4, 2002	64,971,362	7,079,204	57,892,158	June 4, 2002 – June 3, 2008	0.1000
2002	September 24, 2002	26,254,800	–	26,254,800	September 24, 2002 – September 23, 2008	0.1000
Grand Total:		256,000,095	7,393,830	248,606,265		

Scheme type	Date of grant	Outstanding at January 1, 2004	Option lapsed	Outstanding at December 31, 2004	Exercisable period	Exercise price *HK$*
1991	January 19, 1998	12,125,838	12,125,838	–	February 19, 1998 – March 12, 2004	0.3655
1991	June 10, 1998	1,573,156	1,573,156	–	July 24, 1998 – July 23, 2004	0.1749
1991	December 21, 1999	23,133,184	242,256	22,890,928	February 1, 2000 – March 21, 2006	0.2325
1991	February 11, 2000	11,531,229	–	11,531,229	March 18, 2000 – March 21, 2006	0.5422
1991	September 8, 2000	4,719,470	–	4,719,470	November 5, 2000 – November 4, 2006	0.2347
1991	January 18, 2001	409,019	–	409,019	March 6, 2001 – March 14, 2007	0.1661
1991	May 28, 2001	37,755,775	31,463,146	6,292,629	June 29, 2001 – June 29, 2007	0.1661
2001	August 10, 2001	166,754,668	55,060,504	111,694,164	September 14, 2001 – September 18, 2007	0.1661
2001	August 29, 2001	6,764,539	1,101,201	5,663,338	September 30, 2001 – September 30, 2007	0.1661
2001	November 23, 2001	1,573,156	–	1,573,156	December 23, 2001 – December 22, 2007	0.1661
2002	June 4, 2002	80,702,927	15,731,565	64,971,362	June 4, 2002 – June 3, 2008	0.1000
2002	September 24, 2002	48,414,080	22,159,280	26,254,800	September 24, 2002 – September 23, 2008	0.1000
Grand Total:		395,457,041	139,456,946	256,000,095		

Details of the share options held by the Directors included in the above table are as follows:

Scheme type	Date of grant	Outstanding at January 1, 2005 and December 31, 2005	Exercisable period	Exercise price *HK$*
1991	December 21, 1999	21,237,613(a)	February 6, 2000 – February 10, 2006	0.2325
1991	February 11, 2000	11,012,093	March 18, 2000 – March 21, 2006	0.5422
1991	January 18, 2001	409,019	March 6, 2001 – March 5, 2007	0.1661
1991	May 28, 2001	6,292,629	June 29, 2001 – June 29, 2007	0.1661
2001	August 10, 2001	111,694,164	September 14, 2001 – September 18, 2007	0.1661
2001	August 29, 2001	1,573,150(a)	September 30, 2001 – September 29, 2007	0.1661
2002	June 4, 2002	13,843,779	June 4, 2002 – June 3, 2008	0.1000
2002	September 24, 2002	26,254,800	September 24, 2002 – September 23, 2008	0.1000
Grand Total:		192,317,247		

Scheme type	Date of grant	Outstanding at January 1, 2004	Option lapsed	Outstanding at December 31, 2004	Exercisable period	Exercise price
						HK$
1991	January 19, 1998	9,596,253(a)	9,596,253(a)	–	February 19, 1998 – February 21, 2004	0.3655
1991	June 10, 1998	1,573,156	1,573,156	–	July 24, 1998 – July 23, 2004	0.1749
1991	December 21, 1999	21,237,613(a)	–	21,237,613(a)	February 6, 2000 – February 10, 2006	0.2325
1991	February 11, 2000	11,012,093	–	11,012,093	March 18, 2000 – March 21, 2006	0.5422
1991	January 18, 2001	409,019	–	409,019	March 6, 2001 – March 5, 2007	0.1661
1991	May 28, 2001	6,292,629	–	6,292,629	June 29, 2001 – June 29, 2007	0.1661
2001	August 10, 2001	111,694,164	–	111,694,164	September 14, 2001 – September 18, 2007	0.1661
2001	August 29, 2001	1,573,150(a)	–	1,573,150(a)	September 30, 2001 – September 29, 2007	0.1661
2002	June 4, 2002	13,843,779	–	13,843,779	June 4, 2002 – June 3, 2008	0.1000
2002	September 24, 2002	26,254,800	–	26,254,800	September 24, 2002 – September 23, 2008	0.1000
Grand Total:		203,486,656	11,169,409	192,317,247		

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

In 2005, no consideration was received during the year from employees (including Directors) for taking up the options granted (2004: nil).

49. Dividend

No dividend was paid or proposed for 2004 and 2005, nor has any dividend been proposed since the balance sheet date.

50. Principal subsidiaries

Particulars of the Company's principal subsidiaries at December 31, 2005 are as follows:

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Direct subsidiary				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100.0	30,000 shares of US$0.01 each	Investment holding
Indirect subsidiaries				
Auto Italia Limited	Hong Kong	89.9	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Bodyworld International (B.V.I.) Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Trading brand holding
Cliven Pte Ltd	Singapore	100.0	10 ordinary shares of S$1 each	Investment holding
Corich Enterprises Inc.	British Virgin Islands	100.0	100 shares of US$1 each	Investment holding
Elbright Limited	Hong Kong	100.0	2 shares of HK$1 each	Property leasing agent
Ever Rising Investments Limited	Hong Kong	100.0	2 shares of HK$1 each	Property investment
Forward International Corporation, Limited (Trading as "Rogers Music" with effect from January 27, 2006)	Hong Kong	100.0	45,000 non-voting deferred shares of HK$100 each and 2 ordinary shares of HK$100 each	Entertainment services, and music and software production
Italian Motors (Sales & Service) Limited	Hong Kong	89.9	60,000 shares of HK$10 each	Investment holding
Martview Limited	Hong Kong	100.0	2 shares of HK$1 each	Property holding
Mega Warehouse (Hong Kong) Limited	Hong Kong	100.0	1,000,000 shares of HK$1 each	Warehouse stores operation
Metro Global Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding
Most Advance International Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
Rogers International Limited	Bahamas	100.0	2 shares of US$1 each	Trading brand holding
Shinwa Engineering Company, Limited	Hong Kong	100.0	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Stoneycroft Estates Limited	Hong Kong	100.0	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment
Technorient Limited	Hong Kong	89.9	461,687 shares of HK$100 each	Investment holding
Wo Kee Hong Distribution Pte Ltd	Singapore	100.0	4,500,000 ordinary shares of S$1 each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn. Bhd.	Malaysia	100.0	1,000,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Hong Finance Limited	Hong Kong	100.0	2 shares of HK$1 each	Finance and money lending
Wo Kee Hong Limited	Hong Kong	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances
Wo Kee Hong Professional Air Conditioning Pte Ltd	Singapore	94.8	7,000,000 shares of S$1 each	Distribution of air-conditioning products
Wo Kee Hong Trading Sdn. Bhd.	Malaysia	100.0	5,100,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Joyful Limited	Hong Kong	100.0	2,000,000 shares HK$1 each	Company secretarial service
Wo Kee Services Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services
東莞市先和亞太電器有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB1,000,000	Distribution of air-conditioning, electrical and electronic products
東莞市先和制冷設備有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB500,000	Sales and production of air-conditioning electrical and electronic products and parts, and provision of repairs and maintenance services of air-conditioning, electrical and electronic products

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
東莞長興制冷設備有限公司 (joint venture (HK capital))	PRC	92.0	Registered capital of HK$30,000,000 paid-up capital of HK$14,800,000	Production and sales of heat exchanger

None of the subsidiaries had issued any debt securities at the end of the year.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

51. Principal associates

Particulars of the Group's principal associates at December 31, 2005 are as follows:–

Name of associates	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.	PRC	27.0	Registered and fully paid capital of USD3,000,000	Import, distribution and trading of cars and related accessories
Jin Ling Electrical Company Limited	PRC	50.0	Registered and fully paid capital of RMB263,500,000	Manufacturing and trading of washing machines

3. STATEMENT OF INDEBTEDNESS

As at the close of business on 31 May 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the borrowings and contingent liabilities amounting to approximately HK$143,407,000 and approximately HK$245,329,000 respectively, details of which are as follows:

Borrowings

The following table illustrates the Group's bank and other borrowings as at 31 May 2006:

Bank borrowings		
– secured	*(Note i)*	73,818,000
– unsecured		34,140,000
		107,958,000
Amounts due to a related company	*(Note ii)*	5,347,000
Obligations under finance leases		383,000
Liability component of convertible loan note	*(Note iii)*	29,719,000
		143,407,000

Notes:

i. As at 31 May 2006, the Group's bank borrowings of HK$73,818,000 are secured by certain of the Group's land and buildings, inventories, investment properties, trade receivables and all assets of a subsidiary with a net book value of HK$83,307,954, HK$17,360,823, HK$197,198,451, HK$386,453 and HK$23,455,209, respectively.

ii. The effective interest rate of the amounts due to a related company is 10%.

iii. The principal amount of the convertible loan note as at 31 May 2006 is HK$30,000,000.

Contingent liabilities

(a) As at 31 May 2006, the Company provides guarantees for banking and other facilities made available to subsidiaries and other guarantees issued for subsidiaries amounting to HK$227,906,000 and HK$5,913,000 respectively.

(b) As at 31 May 2006, the Group had contingent liabilities of approximately HK$1.3 million in respect of proceedings involving a subsidiary of the Company in India and of approximately HK$10,210,000 arising out of the grant of option to a connected person.

Commitments

(a) As at 31 May 2006, the Group had commitment in respect of decoration contracts of approximately HK$1,495,000 which was not provided for in the consolidated financial statements.

(b) As at 31 May 2006, the Group had outstanding commitments under non-cancellable operating leases of approximately HK$13,936,000.

Disclaimer

Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, capital commitments, guarantees or other material contingent liabilities as at the close of business on 31 May 2006.

No material adverse change

Save as disclosed herein, the Directors have confirmed that there has not been any material change in the indebtedness and contingent liabilities of the Group since 31 May 2006.

4. WORKING CAPITAL

As at the Latest Practicable Date, after taking into account of the available credit facilities and the internal resources of the Group, the Directors were of the opinion that the Group had sufficient working capital for its present requirements.

5. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest audited financial statements of the Group were made up.

6. TRADING AND FINANCIAL PROSPECT OF THE GROUP

For the year ended 31 December 2005, turnover of the Group increased by approximately 11.5% to HK$689.8 million. The increase in turnover was mainly attributable from sales and distribution of audio-visual, other electrical products, cars and car accessories, which have increased by approximately 54.3% and approximately 20.1%, respectively compared to the year ended 31 December 2004. Profit attributable to Shareholders increased by HK$33.8 million, from HK$1.7 million for 2004 to HK$35.5 million for 2005.

The results for the year 2005 fortified the management's confidence in its business strategy: focusing more on core business and promising products; rejuvenating the image and developing the market of self-owned brands; exploring with due diligence and care the feasibility of new products and markets suitable for the Group.

The Group will continue to follow its business strategy in improving the performance of the Group and return to Shareholders investments. It is expected the continuous growth of the economies of Hong Kong, Macau Special Administrative Region, the PRC, Singapore

and Malaysia, the key markets of the Group's products, will provide ample business opportunities. The Group will continue to focus on its car business and will seek to obtain an increase in allocation of cars by the manufacturers. In line with the Group's business strategy, the Group has secured an exclusive distributorship for the distribution of Italian "Ferretti" luxurious motor yachts in Southern China, "Horizon" motor yachts in Hong Kong, Macau Special Administrative Region and the PRC and will continue to secure more luxurious brands. At the same time, the Group will continue to develop its air-conditioning business and sale of audio-visual products, particularly the sale and distribution of the Group's own brand names.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interests and short positions in Shares as at the Latest Practicable Date:

	Number of Shares			
Directors	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
Mr. Richard Man Fai LEE	3,556,438(L)	673,873(L) *(Note 1)*	117,133,570(L) *(Note 2)*	121,363,881
Mr. Jeff Man Bun LEE	471,900(L)	–	118,579,289(L) *(Notes 2 & 3)*	119,051,189
Ms. Kam Har YUE	5,209,716(L)	–	117,133,570(L) *(Note 2)*	122,343,286
Mr. Sammy Chi Chung SUEN	47,190(L)	–	–	47,190
Mr. Raymond Cho Min LEE	–	–	1,920,200(L) *(Note 4)*	1,920,200

Notes:

1. The 673,873 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 118,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(L) denotes long position

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Mr. Wing Sum LEE	10 August 2001	5,506,050(L)	16 September 2001 - 15 September 2007	1.6610
	24 September 2002	64,064(L)	24 September 2002 - 23 September 2008	1.0000
Mr. Richard Man Fai LEE	28 May 2001	629,262(L)	29 June 2001 - 28 June 2007	1.6610
	10 August 2001	5,506,050(L)	16 September 2001 - 15 September 2007	1.6610
	29 August 2001	78,657(L)*	30 September 2001 - 29 September 2007	1.6610
	24 September 2002	2,215,928(L)	24 September 2002 - 23 September 2008	1.0000
Mr. Jeff Man Bun LEE	4 June 2002	314,631(L)	4 June 2002 - 3 June 2008	1.0000
	24 September 2002	143,000(L)	24 September 2002 - 23 September 2008	1.0000
Mr. Sammy Chi Chung SUEN	18 January 2001	40,901(L)	6 March 2001 - 5 March 2007	1.6610
	10 August 2001	157,315(L)	19 September 2001 - 18 September 2007	1.6610
	4 June 2002	629,262(L)	4 June 2002 - 3 June 2008	1.0000
	24 September 2002	200,200(L)	24 September 2002 - 23 September 2008	1.0000

* *Share options granted to Mr. Richard Man Fai LEE's spouse are included.*

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Ms. Kam Har YUE	29 August 2001	78,657(L)	30 September 2001 -29 September 2007	1.6610
Mr. Raymond Cho Min LEE	4 June 2002	220,241(L)	4 June 2002 - 3 June 2008	1.0000
	24 September 2002	1,144(L)	24 September 2002 - 23 September 2008	1.0000
Mr. Boon Seng TAN	4 June 2002	220,241(L)	4 June 2002 - 3 June 2008	1.0000
	24 September 2002	1,144(L)	24 September 2002 - 23 September 2008	1.0000

 # (L) denotes long position

(iii) Beneficial interests and short positions in shares in associated corporations as at the Latest Practicable Date:

Directors	Associated corporations in which shares or equity interests are held or interested	Number of shares or amount of equity interests held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,500	Non-voting deferred shares
	Wo Kee Services Limited	1	Non-voting deferred share
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	340,000	Non-voting deferred shares
	Wo Kee Hong Limited	400	Non-voting deferred shares

Save as disclosed above, none of the Directors and chief executives of the Company has any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

(iv) Directors' interest in assets and/or arrangement

As at the Latest Practicable Date, none of the Directors had any direct or indirect interests in any assets which have been since 31 December 2005 (being the date to which the latest published audited consolidated accounts of the Group was made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

(i) Beneficial interests and short positions in Shares as at the Latest Practicable Date:

Company name	Number of Shares	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	117,133,570(L)	52.85%

Note: The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

(L) denotes long position

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Name of holder	Number of Shares to be issued upon conversion	Conversion price HK$	Approximate % of total issued Shares as at the Latest Practicable Date
Hanny Holdings Limited	30,000,000(L)	HK$1.00	13.54%

Note: The HK$30,000,000 convertible redeemable note is held by Cross Profit Capital Limited, which is wholly indirectly controlled by Hanny Holdings Limited.

(L) denotes long position

Save as disclosed, so far as known to the Directors and chief executives of the Company, there are no other persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. SERVICE CONTRACT

There is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTERESTS

None of the Directors and his/her associates is interested directly or indirectly in a business, apart from his/her interest in the Company, which competes or is likely to compete with the business of the Group.

6. MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) having been entered into by the Company or any of its subsidiaries within two years immediately preceding the date of this circular and are or may be material:

(a) a sale and purchase agreement dated 6 September 2004 entered into between Most Advance International Ltd. ("Most Advance") as the vendor and Gold Action Holdings Limited ("Gold Action") as the purchaser in relation to the sale of the entire issued share capital of, and shareholder's loan to Build Name Development Limited by Most Advance to Gold Action for a consideration of US$297,750;

(b) a sale and purchase agreement dated 6 September 2004 entered into between Most Advance as the vendor and Gold Action as the purchaser in relation to the sale of the entire issued share capital of, and shareholder's loan to Pool Fit Investments Limited by Most Advance to Gold Action for a consideration of US$476,250;

(c) three land use rights transfer agreements all dated 11 October 2004 entered into between Dongguan Chang Xing* as the vendor, and Dongguan City Kailey Trading Co., Ltd.*, Lisong Electronics Co., Ltd.* and Fusang Property Management Co., Ltd.* as the purchasers, respectively, in relation to the piece of land with an area of 47,046 sq. m. and located at Dai Ling Shan, Lin Ping Management Area, Dongguan, Guangdong Province, the PRC for a consideration of RMB2,208,046.30, RMB4,827,822.83 and RMB2,698,273, respectively;

* *for identification purposes only*

(d) a sale and purchase agreement dated 21 October 2004 entered into between Most Advance as the vendor and Chang Liang Hwa as the purchaser in relation to the sale of the entire issued share capital of, and shareholder's loan of Kind Fast Development Ltd. by Most Advance to Chang Liang Hwa for a consideration of US$234,140;

(e) a deed of settlement dated 24 February 2005 entered into between Mitsubishi Heavy Industries Ltd. ("MHI"), Stoneycroft Estates Limited ("Stoneycroft"), Ever Rising Investments Limited ("Ever Rising"), WKH and the Company in relation to the settlement of an amount of US$728,638.27 (the "Deed of Settlement");

(f) a deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Stoneycroft as the chargor, WKH and the Company in relation to a deed of charge dated 28 June 2002 in respect of car parking spaces and Block A on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(g) a deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Ever Rising as the chargor, WKH and the Company in relation to a deed of charge dated 28 June 2002 in respect of Block B on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(h) a deed of amendment dated 8 March 2005 entered into among MHI, the Company, WKH, Stoneycroft and Ever Rising amending the Deed of Settlement dated 24 February 2005;

(i) a termination agreement dated 12 July 2005 entered into between WKH and LG Electronics Inc. and LG Electronics HK Limited terminating the two distributorship agreements dated 1 January 2004 between WKH and LG Electronics Inc. with effect from 1 July 2005;

(j) three sale and purchase agreements all dated 13 July 2005 entered into between Advanced Point Limited, Advanced Honour Limited and Advanced Seas Limited as the vendors and six individuals as purchasers in relation to sale and purchase of the properties located at Rooms 1908, 1909 and 1910, Beijing Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC* for cash consideration of RMB4,520,016, RMB3,527,011 and RMB1,952,973, respectively;

(k) a subscription agreement dated 18 August 2005 entered into between the Company and Hanny Holdings Limited in relation to the issue of a 7.25% coupon convertible note due 2008 in the principal amount of HK$30 million by the Company;

* *for identification purposes only*

(l) an equity interests transfer agreement dated 30 December 2005 entered into between Italian Motors (Sales & Service) Limited and Ferrari S.p.A. in relation to the transfer of 29% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. for a consideration of US$870,000;

(m) a sale and purchase agreement dated 9 February 2006 entered into between WKH as purchaser Mr. Law Ding Wai and Mr. Chak Ping Kwong as vendors in relation to the sale and purchase of the entire issued share capital of Firmmark Limited, the distributor of the domestic electrical appliances under the brand "Fridgidaire" in Hong Kong and Macau Special Administrative Region;

(n) a share exchange agreement dated 9 June 2006 entered into between Corich Enterprises, Inc. and Mr. Herbert Adamczyk on one part as the vendors, Mr. Fred De Luca and Xact Aid, Inc. in relation to the sale of the entire issued share capital in Technorient Limited for preference convertible shares in Xact Aid, Inc.;

(o) eight contracts for sale and purchase of property dated 15 June 2006 entered into between Mighty Will International Limited as purchaser and Cafu Investment (Shenzhen) Limited* and Shenzhen City Shen Fu Bao (Group) Limited* as vendors for the purchase of properties known as Flat G, H, J, K, L, M, N and P, 7th Floor, Block A, Carlton Heights, Shenzhen, the PRC* for an aggregate cash consideration of HK$4,904,851;

(p) a deed of assignment for sale and purchase of property dated 27 June 2006 entered into between Martview Limited as vendor and Mr. Yu Jian Hua* as purchaser for the sale of the property known as Unit G, Level 26, Guomao Plaza, No. 71 Wusi Lu, Gulou District, Fuzhou Shi, Fujian Province, the PRC* for cash consideration of RMB1,200,000;

(q) the Share Purchase and Subscription Agreement;

(r) the Agreement on Transfer of Right of Distribution of Products;

(s) the Labour Compensation Agreement;

(t) a contract for sale and purchase of property dated 13 July 2006 entered into between Co-Palace Limited as vendor and six individuals as purchasers in relation to the sale of property known as Room 1911, Beijing Bright China Chang An Building, No. 7, Jianguomennei Da Jie, Dongcheng District, Beijing, the PRC* for cash consideration of RMB1,926,125; and

(u) a share exchange agreement dated 15 July 2006 entered into between Corich Enterprises, Inc. and Mr. Herbert Adamczyk on one part as the vendors, Mr. Fred De Luca and Xact Aid, Inc. in relation to the sale of an aggregate of 49% interest in Technorient Limited for preference convertible shares in Xact Aid, Inc., which also superseded the share exchange agreement set out in (n) above.

* *for identification purposes only*

7. LITIGATION

(a) On 26 March 2004, 廣州市祥能置業投資有限公司 (Guangzhou City Cheungnan Investment Co., Ltd.*) (the "Plaintiff") instigated a proceedings against 東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*) (the "Defendant"), a 92% owned subsidiary of the Company at the Dongguan City Medium People's Court ("The Dongguan City Court") claiming for the amount of US$1,996,600 (equivalent to approximately HK$15.6 million) and interest thereon. The Plaintiff claimed that the amount of US$1,996,600 represented amount owed and due from the Defendant, which was assigned to the Plaintiff by an assignee of the Bank of China (Dongguan), the lender which has originally advanced the amount to the Defendant. The Defendant was acquired by the Company in early 1998. The Proceedings related to amounts borrowed by the Defendant in 1993, before the Defendant became a subsidiary of the Company and had not been disclosed to the Company by the vendor at the time of the acquisition in 1998. On 29 July 2005, the Dongguan City Court ruled in favour of the Plaintiff and ordered the Defendant to pay the Plaintiff an amount equivalent to aggregate of the outstanding principal amount claimed and interest thereon and court fees for the proceedings. In August 2005, the Defendant has lodged an appeal to the Guangdong Province Higher People's Court against the decision of the Dongguan City Court. A written judgment dated 24 January 2006 was delivered by the Guangdong Province Higher People's Court. It was held in favour of the Plaintiff and the Defendant's application for appeal was dismissed. The Defendant is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People's Court. As at the Latest Practicable Date, the aggregate amount payable by the Defendant pursuant to the order of the Dongguan City Court is approximately HK$31,878,000.

(b) In March 2004, Jasbir Singh, the proprietor of Supreme Electronic Industry (India) ("Supreme Electronic") commenced legal proceedings against, among others, WKH Communications PvT Ltd. ("WKH Communications") and WKH India PvT Limited ("WKH India") for an amount of approximately HK$1.3 million allegedly owed by WKH Communications. It is alleged that WKH Communications has on 16 May 2000 entered into a sale and purchase agreement with Supreme Electronic for the purchase of certain audio systems and accessories. WKH India, a subsidiary of the Company is the guarantor of WKH Communications under the said sale and purchase agreement. The HK$1.3 million claimed represented the aggregate of the purchase price payable by WKH Communications under the said sale and purchase agreement and sales tax payable on the goods. The plaintiff has applied to the Indian court for a judgment against WKH Communications and WKH India and the proceedings have been further adjourned to 28 September 2006. The Group has retained a firm of Indian lawyers to advise and represent WKH India in the proceedings and will take appropriate actions as advised by its legal advisers. As at the Latest Practicable Date, the Company has not received any further update from its legal advisers as to any further developments of the proceedings.

* *for identification purposes only*

Save as disclosed herein, no member of the Group is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

8. MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal office is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The secretary of the Company is Ms. Phyllis NG, who is an associate member of The Hong Kong Institute of Chartered Secretaries.

(c) The qualified accountant of the Company appointed pursuant to Rule 3.24 is Mr. Tik Tung WONG, CPA, FCCA.

(d) The English text of this circular shall prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours on any weekday, except public holidays, up to and including 11 August 2006:

(a) the memorandum and bye-laws of the Company;

(b) the contracts referred to in the paragraph headed "Material contracts" in paragraph 6 of this appendix II;

(c) the annual report of the Company for the two financial years ended 31 December 2004 and 31 December 2005, respectively;

(d) a circular dated 25 January 2006 issued by the Company;

(e) two circulars dated 25 April 2006 issued by the Company;

(f) the written approval of the Controlling Shareholders as referred to in the paragraph headed "Shareholders' approval" in the letter from the Board in this circular.

除上文所披露者外，本集團無任何成員公司涉及任何重大訴訟或仲裁，且董事亦不知悉，本集團任何成員公司正涉及任何尚未解決或對本集團任何成員公司構成威脅之重大訴訟或索償。

8. 其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為香港特許秘書公會會員。

(c) 根據規則第3.24條所委任之合資格會計師為汪滌東先生，CPA, FCCA。

(d) 倘本通函之中英文本如有歧異，概以英文為準。

9. 備查文件

下列文件可由即日起至二零零六年八月十一日（包括該日）止任何週日（公眾假期除外）之一般辦公時間在本公司位於香港新界葵涌青山道585至609號和記行大廈A座10字樓之香港主要辦事處可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本附錄二第6段「重大合約」一段所述之合約；

(c) 本公司截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個財政年度之年報；

(d) 本公司於二零零六年一月二十五日之通函；

(e) 本公司於二零零六年四月二十五日刊發之兩份通函；及

(f) 本通函董事會函件「股東批准」一段所述控股股東發出之書面批准。

7. 訴訟

(a) 於二零零四年三月二十六日，廣州市祥能置業投資有限公司(「原告人」)針對本公司擁有92%權益的附屬公司東莞長興制冷設備有限公司(「抗辯人」)於東莞市中級人民法院(「東莞市法院」)提出法律程序，追討1,996,600美元(相當於約15,600,000港元)及相關利息。原告人稱該1,996,600美元為抗辯人所欠應償還之款項，該款項由中國銀行東莞分行的承讓人轉讓予原告人，該銀行為原初向抗辯人授出該等金額之貸款人。抗辯人由本公司於一九九八年初購入。該法律程序關於抗辯人於一九九三年尚未成為本公司的附屬公司前借取之款項，於一九九八年收購時賣方並無向本公司披露有關事宜。於二零零五年七月二十九日，東莞市法院判原告人勝訴，判抗辯人向原告人支付相當於其索賠的未償本金額及相關利息合計的金額及相關案件受理費。抗辯人已於二零零五年八月就東莞市法院的判決向廣東省高級人民法院提出上訴。廣東省高級人民法院於二零零六年一月二十四日作出書面判決，判原告人勝訴並駁回抗辯人上訴申請。抗辯人現正就高級人民法院之判決尋求法律顧問的意見採取適當行動。直至最後實際可行日期為止，抗辯人根據東莞市法院的判決應支付之金額合計約為31,878,000港元。

(b) 於二零零四年三月，Supreme Electronic Industry (India)(「Supreme Electronic」)的持有人Jasbir Singh向WKH Communications PvT Ltd.(「WKH Communications」)及WKH India PvT Limited(「WKH India」)以及其他人士提出法律訴訟，追討為數約1,300,000港元，並指稱WKH Communications欠下該款項。有指稱，於二零零零年五月十六日WKH Communications與Supreme Electronic訂立買賣協議，購買若干音響系統及配件。本公司的附屬公司WKH India根據該買賣協議，為WKH Communications作出擔保。而所追討的1,300,000港元為WKH Communications根據上述買賣協議及就該等貨物應付銷售稅之應付買價總額。原告人已向印度法院申請針對WKH Communications及WKH India作出判決。該訴訟進一步延期至二零零六年九月二十八日。本集團已聘用一間印度律師事務所在該訴訟提供意見並代表WKH India，並將按其律師顧問所提供的意見採取適當行動。直至最後實際可行日期為止，本公司並未收到其法律顧問就該等法律訴訟的進一步發展所提供的任何更新資料。

(l) 勵駿汽車有限公司與Ferrari S.p.A 就以代價870,000美元轉讓於法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之29%股本權益，於二零零五年十二月三十日訂立股本權益轉讓協議；

(m) 和記電業(作為買方)與羅鼎煒先生及翟炳光先生(作為賣方)就買賣恒標有限公司(為「北極牌」品牌家用電器產品於香港及澳門特別行政區的代理商)之全部已發行股本，於二零零六年二月九日訂立股份買賣協議；

(n) Corich Enterprises, Inc.及Herbert Adamczyk先生(作為賣方)與Fred De Luca先生及Xact Aid, Inc. 就出售於勵安有限公司之全部已發行股本以換取於Xact Aid, Inc.之優先可換股股份，於二零零六年六月九日訂立股份交換協議；

(o) 紀富國際有限公司(作為買方)與加福投資(深圳)有限公司及深圳市深福保(集團)有限公司(作為賣方)就以總現金代價4,904,851港元購買中國深圳市加福廣場第A棟七層G、H、J、K、L、M、N及P號房之物業，於二零零六年六月十五日訂立八份房地產買賣合同；

(p) 新華景有限公司(作為賣方)與余建華先生(作為買方)就以現金代價人民幣1,200,000元出售中國福建省福州市鼓樓區五四路71號國貿廣場26層G單位之物業，於二零零六年六月二十七日就買賣物業訂立房地產買賣契約；

(q) 購股及認購協議；

(r) 產品經銷權轉讓協議；

(s) 職工補償協議書；

(t) 麗協有限公司(作為賣方)與六名人士(作為買方)就以現金代價人民幣1,926,125元出售於中國北京市東城區建國門內大街7號北京光華長安大廈1911室之物業，於二零零六年七月十三日訂立房產買賣合同；及

(u) Corich Enterprises, Inc.及Herbert Adamczyk先生(作為賣方)與Fred De Luca先生及Xact Aid, Inc.就出售於勵安有限公司之49%權益以換取於Xact Aid, Inc.之優先可換股股份，於二零零六年七月十五日訂立股份交換協議(取代載於上文(n)所載之股份交換協議)。

(d) Most Advance（作為賣方）及章亮華（作為買方）就以代價234,140美元出售Kind Fast Development Ltd.之全部已發行股本及股東貸款予章亮華，於二零零四年十月二十一日訂立買賣協議；

(e) 三菱重工業株式會社（「三菱重工業」）、Stoneycroft Estates Limited（「Stoneycroft」）、Ever Rising Investments Limited（「Ever Rising」）、和記電業與本公司就償還728,638.27美元之款額，於二零零五年二月二十四日訂立償債契約（「還款契據」）；

(f) 三菱重工業（作為承押人）與Stoneycroft（作為押記人）、和記電業及本公司就有關位於香港新界葵涌青山道585－609號和記行大廈之泊車位及A座二樓於二零零二年六月二十八日訂立之抵押契據，於二零零五年二月二十四日訂立修訂契據；

(g) 三菱重工業（作為承押人）與Ever Rising（作為押記人）、和記電業及本公司就有關位於香港新界葵涌青山道585－609號和記行大廈B座二樓於二零零二年六月二十八日訂立之抵押契據，於二零零五年二月二十四日訂立修訂契據；

(h) 三菱重工業、本公司、和記電業、Stoneycroft及Ever Rising就修訂日期為二零零五年二月二十四日之還款契據，於二零零五年三月八日訂立修訂契據；

(i) 和記電業、LG Electronics Inc.及LG Electronics HK Limited就終止二零零四年一月一日和記電業與LG Electronics Inc.所訂立之兩份分銷協議，於二零零五年七月十二日訂立終止協議（由二零零五年七月一日起生效）；

(j) 雋鵬有限公司、雋譽有限公司及雋海有限公司（作為賣方）與六名人士（作為買方）就分別以現金代價人民幣4,520,016元、人民幣3,527,011元及人民幣1,952,973元買賣位於中國北京東城區建國門內大街7號北京光華長安大廈1908室、1909室及1910室之物業，於二零零五年七月十三日訂立三份買賣協議；

(k) 本公司與錦興集團有限公司就本公司發行於二零零八年到期主要金額30,000,000港元之票面利率7.25%之可換股票據，於二零零五年八月十八日訂立認購協議；

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉；或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上。

4. 服務合約

董事與本集團成員公司之間概無訂立任何任期超過一年或不可以由僱主於一年內終止而毋須付款補償（法定補償除外）之服務合約。

5. 構成競爭之權益

董事及其聯繫人士概無於任何與本集團業務構成或可能構成競爭之業務中直接或間接擁有權益（於本公司之權益除外）。

6. 重大合約

緊接本通函刊發日期前兩年內，本公司或其任何附屬公司訂立下列屬於或可能屬於重大之合約（並非為日常業務過程中訂立之合約）如下：

(a) Most Advance International Ltd.（「Most Advance」）（作為賣方）與Gold Action Holdings Limited（「Gold Action」）（作為買方）就Most Advance以代價297,750美元出售Build Name Development Limited之全部已發行股本及股東貸款予Gold Action，於二零零四年九月六日訂立買賣協議；

(b) Most Advance（作為賣方）與Gold Action（作為買方）就Most Advance以代價476,250美元出售Pool Fit Investments Limited之全部已發行股本及股東貸款予Gold Action，於二零零四年九月六日訂立買賣協議；

(c) 東莞長興（作為買方）與東莞市凱利貿易有限公司、東莞市力燊電子有限公司及東莞市富生物業管理有限公司（作為買方）就分別以代價人民幣2,208,046.30元、人民幣4,827,822.83元及人民幣2,698,273元轉讓位於中國廣東省東莞連平管理區大嶺山一幅總面積為47,046平方米之土地，於二零零四年十月十一日訂立三份土地使用權轉讓協議；

(iv) 董事於資產及／或安排之權益

於最後實際可行日期，自二零零五年十二月三十一日（本公司最近期刊發之經審核綜合賬目之結算日）以來，各董事概無與本集團任何成員公司買賣或租賃或建議買賣或租賃任何資產而擁有任何直接或間接權益。

於最後實際可行日期，各董事於目前仍然生效且與本集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

3. 主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上之人士如下：

(i) 於最後實際可行日期於股份之實益權益及淡倉：

公司名稱	股份數目	截至最後實際可行日期佔已發行股本總數之概約百分比
Modern Orbit Limited	117,133,570(L)	52.85%

附註： 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

* *(L)指長倉*

(ii) 於最後實際可行日期於本公司股本衍生工具之有關股份之實益權益及淡倉：

公司名稱	兌換後發行之股份數目	兌換價（港元）	截至最後實際可行日期佔已發行股份總數之概約百分比
錦興集團有限公司	30,000,000(L)	1.00港元	13.54%

附註： 30,000,000港元之可換股可贖回票據由Cross Profit Capital Limited持有，而Cross Profit Limited由錦興集團有限公司間接全資控制。

* *(L)指長倉*

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 港元
余金霞女士	二零零一年八月二十九日	78,657(L)	二零零一年九月三十日至二零零七年九月二十九日	1.6610
李卓民先生	二零零二年六月四日	220,241(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	1,144(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
陳文生先生	二零零二年六月四日	220,241(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	1,144(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000

* *(L)指長倉*

(iii) 於最後實際可行日期於相聯法團之股份之實益權益及淡倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團（定義見證券及期貨條例第XV部）任何股份、有關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉），或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

3. 該118,579,289股股份當中，1,445,719股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

* *(L)指長倉*

(ii) 於最後實際可行日期於本公司股本衍生工具之有關股份之實益權益及淡倉：

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價港幣元
李永森先生	二零零一年八月十日	5,506,050(L)	二零零一年九月十六日至二零零七年九月十五日	1.6610
	二零零二年九月二十四日	64,064(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
李文輝先生	二零零一年五月二十八日	629,262(L)	二零零一年六月二十九日至二零零七年六月二十八日	1.6610
	二零零一年八月十日	5,506,050(L)	二零零一年九月十六日至二零零七年九月十五日	1.6610
	二零零一年八月二十九日	78,657(L)*	二零零一年九月三十日至二零零七年九月二十九日	1.6610
	二零零二年九月二十四日	2,215,928(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
李文彬先生	二零零二年六月四日	314,631(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	143,000(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
孫志沖先生	二零零一年一月十八日	40,901(L)	二零零一年三月六日至二零零七年三月五日	1.6610
	二零零一年八月十日	157,315(L)	二零零一年九月十九日至二零零七年九月十八日	1.6610
	二零零二年六月四日	629,262(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	200,200(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000

* *包括授予李文輝先生之配偶之認股權。*

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

2. 董事於證券之權益

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團（定義見證券及期貨條例第XV部份）之股份、有關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉），或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(i) 於最後實際可行日期於股份之實益權益及淡倉：

	股份數目			
董事	**個人權益**	**家族權益**	**公司權益**	**總計**
李文輝先生	3,556,438(L)	673,873(L) *(附註1)*	117,133,570(L) *(附註2)*	121,363,881
李文彬先生	471,900(L)	–	118,579,289(L) *(附註2及3)*	119,051,189
余金霞女士	5,209,716(L)	–	117,133,570(L) *(附註2)*	122,343,286
孫志冲先生	47,190(L)	–	–	47,190
李卓民先生	–	–	1,920,200(L) *(附註4)*	1,920,200

附註：

1. 該673,873股股份由李文輝先生之配偶何秀月女士擁有。

2. 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

其汽車業務，並致力向製造商爭取更多汽車配額。與本集團之業務策略一致，本集團已取得於華南地區銷售意大利「法拉帝」豪華機動遊艇以及於香港、澳門特別行政區及中國銷售「Horizon」機動遊艇之獨家分銷權，並繼續取得更多高檔品牌。與此同時，本集團將繼續發展其空調業務及銷售影音產品，尤其是銷售及分銷本集團本身品牌之產品。

(b) 於二零零六年五月三十一日，本集團不可取消之經營租賃承擔約為13,936,000港元。

免責聲明

除上文所披露者及集團之公司間負債外，於二零零六年五月三十一日營業時間結束時，本集團並無任何未償還之已發行或同意發行之貸款資本、銀行透支及承兑負債或其他類似債項、債券、按揭、抵押或貸款或承兑信貸或租購承擔、資本承擔、擔保或其他重大或然負債。

無重大不利變動

除上文所披露者外，董事確認自二零零六年五月三十一日以來本集團之債項或或然負債概無任何重大變動。

4. 營運資金

於最後實際可行日期，於計及可用信貸額與本集團之內部資源後，董事認為本集團具備充裕資金敷其目前所需。

5. 重大不利變動

於最後實際可行日期，董事並不知悉自二零零五年十二月三十一日(即本集團最近期經審核財務報表之結算日)以來本集團之財政或經營狀況有任何重大不利變動。

6. 本集團之經營及財政展望

截至二零零五年十二月三十一日止年度，本集團之營業額增至689,800,000港元，增幅約11.5%。營業額之增加主要來自銷售及分銷影音產品、其他電器產品、汽車及汽車零件，與截至二零零四年十二月三十一日止年度相比，該等銷售及分銷分別約增加54.3%及20.1%。股東應佔盈利增加33,800,000港元，由二零零四年1,700,000港元增至二零零五年35,500,000港元。

二零零五年之業績加強了管理層對其業務策略之信心：專注發展核心業務及前景樂觀之產品；更新形象及發展自身品牌之市場；持續不懈地仔細探究新產品之可行性及適合本集團之市場。

本集團將會繼續遵循其業務策略，改善本集團之表現並為股東之投資賺取更可觀之回報。本集團產品之主要市場香港、澳門特別行政區、中國、新加坡及馬來西亞之經濟持續增長，預期將帶來大量商機。本集團將會繼續專注發展

3. 債項聲明

於二零零六年五月三十一日(即就本債項聲明而言,於本通函付印前之最後實際可行日期)營業時間結束時,本集團之貸款及或然負債分別約為143,407,000港元及約為245,329,000港元,詳情如下:

貸款

下表列示本集團於二零零六年五月三十一日之銀行及其他貸款:

銀行貸款		
一有抵押	*(附註i)*	73,818,000
一無抵押		34,140,000
		107,958,000
應付一間關聯公司款項	*(附註ii)*	5,347,000
融資租賃債務		383,000
可換股貸款票據負債部分	*(附註iii)*	29,719,000
		143,407,000

附註:

i. 於二零零六年五月三十一日,本集團之銀行貸款73,818,000港元乃由本集團若干土地及樓宇、存貨、投資物業、貿易應收款項及一間附屬公司之所有資產(該等之賬面淨值分別為83,307,954港元、17,360,823港元、197,198,451港元、386,453港元及23,455,209港元)作為抵押。

ii. 應付一間關聯公司款項之實際利率為10%。

iii. 於二零零六年五月三十一日之可換股貸款票據之本金金額為30,000,000港元。

或然負債

(a) 於二零零六年五月三十一日,本公司提供擔保予附屬公司以獲取銀行信貸及其他貸款,及其他發給附屬公司之擔保,金額分別為227,906,000港元及5,913,000港元。

(b) 於二零零六年五月三十一日,本集團之或然負債包括來自本公司於印度附屬公司之法律訴訟所涉約1,300,000港元,及向一名關聯人士授出購股權所產生約10,210,000港元。

承擔

(a) 於二零零六年五月三十一日,本集團裝修合約之承擔約為1,495,000港元,該金額未於綜合財務報表作撥備。

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
東莞長興制冷設備有限公司（合資經營（港資））	中國	92.0	註冊資本港幣30,000,000元 已繳股本港幣14,800,000元	生產和銷售熱交換器

附屬公司概無於年內發行任何債務證券。

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會過於冗長。

51. 主要聯營公司

於二零零五年十二月三十一日，主要聯營公司詳情如下：

聯營公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司	中國	27.0	註冊及已繳足資本3,000,000美元	入口、分銷及買賣汽車及相關配件
金羚電器有限公司	中國	50.0	註冊及已繳足資本人民幣263,500,000元	製造及買賣洗衣機

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
Stoneycroft Estates Limited	香港	100.0	每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資
勵安有限公司	香港	89.9	每股面值港幣100元之股份461,687股	投資控股
Wo Kee Hong Distribution Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股份4,500,000股	經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份1,000,000股	經銷影音設備
和記電業財務有限公司	香港	100.0	每股面值港幣1元之股份2股	財務及借貸
和記電業有限公司	香港	100.0	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Professional Air Conditioning Pte Ltd	新加坡	94.8	每股面值1新加坡元之股份7,000,000股	經銷空調產品
Wo Kee Hong Trading Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份5,100,000股	經銷影音設備
Wo Kee Joyful Limited	香港	100.0	每股面值港幣1元之股份2,000,000股	公司秘書服務
和記電器服務有限公司	香港	100.0	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務
東莞市先和亞太電器有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣1,000,000元	經銷空調、電器及電子產品
東莞市先和制冷設備有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣500,000元	銷售及生產空調電器及電子產品及零件、以及提供空調、電器及電子產品之維修及保養服務

50. 主要附屬公司

本公司主要附屬公司於二零零五年十二月三十一日之詳情如下：

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100.0	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司				
快意汽車有限公司	香港	89.9	每股面值港幣10元之股份10,000股	買賣汽車及相關配件及提供汽車維修服務
Bodyworld International (B.V.I.) Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	貿易品牌控股
Cliven Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股10股	投資控股
Corich Enterprises Inc.	英屬處女群島	100.0	每股面值1美元之股份100股	投資控股
愛輝有限公司	香港	100.0	每股面值港幣1元之股份2股	物業租賃代理
Ever Rising Investments Limited	香港	100.0	每股面值港幣1元之股份2股	投資物業
福和貿易有限公司（自二零零六年一月二十七日起以「Rogers Music」之名經營）	香港	100.0	每股面值港幣100元之無投票權遞延股份45,000股及每股面值港幣100元之普通股份2股	娛樂服務業、音樂及軟件製作
勵駿汽車有限公司	香港	89.9	每股面值港幣10元之股份60,000股	投資控股
新華景有限公司	香港	100.0	每股面值港幣1元之股份2股	物業控股
買家倉（香港）有限公司	香港	100.0	每股面值港幣1元之股份1,000,000股	經營貨倉
和記電業（環球）有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股
Most Advance International Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
Rogers International Limited	巴哈馬	100.0	每股面值1美元之股份2股	貿易品牌控股
信和工程有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股

計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效優先認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九八年一月十九日	9,596,253 (a)	9,596,253 (a)	–	一九九八年二月十九日至二零零四年二月二十一日	0.3655
一九九一年	一九九八年六月十日	1,573,156	1,573,156	–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
一九九一年	一九九九年十二月二十一日	21,237,613 (a)	–	21,237,613 (a)	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	–	11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	–	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	1,573,150 (a)	–	1,573,150 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.1661
二零零二年	二零零二年六月四日	13,843,779	–	13,843,779	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	–	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		203,486,656	11,169,409	192,317,247		

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

於二零零五年，於年內概無因僱員（包括董事）接納認股權而收取之總代價（二零零四年：無）。

49. 股息

於二零零四年及二零零五年概無任何派發或擬派發股息，自結算日起亦無任何擬派發股息。

計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效優先認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九八年一月十九日	12,125,838	12,125,838	–	一九九八年二月十九日至二零零四年三月十二日	0.3655
一九九一年	一九九八年六月十日	1,573,156	1,573,156	–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
一九九一年	一九九九年十二月二十一日	23,133,184	242,256	22,890,928	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月十四日	0.1661
一九九一年	二零零一年五月二十八日	37,755,775	31,463,146	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	166,754,668	55,060,504	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	6,764,539	1,101,201	5,663,338	二零零一年九月三十日至二零零七年九月三十日	0.1661
二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
二零零二年	二零零二年六月四日	80,702,927	15,731,565	64,971,362	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	48,414,080	22,159,280	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		395,457,041	139,456,946	256,000,095		

由董事持有之優先認股權（已包含於上表）之詳情如下：

計劃類別	授出日期	於二零零五年一月一日及二零零五年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九九年十二月二十一日	21,237,613 (a)	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	1,573,150 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.1661
二零零二年	二零零二年六月四日	13,843,779	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		192,317,247		

每次授出優先認股權於支付港幣1元後及於授出日期起計28日內，該優先認股權必須被接納。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日內的股份收市價平均數；或本公司股份面值。

於二零零五年十二月三十一日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為45,843,275股、118,616,032股及84,146,958股（二零零四年：分別為45,843,275股、118,930,658股及91,226,162股），分別佔本公司當日之已發行股本之2.1%、5.4%及3.8%（二零零四年：分別佔2.1%、5.4%及4.1%）。

下表披露本公司僱員（包括董事）於年內所持優先認股權以及該等認股權變動之詳情：

計劃類別	授出日期	於二零零五年一月一日尚未行使	已失效優先認股權	於二零零五年十二月三十一日尚未行使	行使期	行使價港幣元
一九九一年	一九九九年十二月二十一日	22,890,928	–	22,890,928	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月十四日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	–	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	5,663,338	314,626	5,348,712	二零零一年九月三十日至二零零七年九月三十日	0.1661
二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
二零零二年	二零零二年六月四日	64,971,362	7,079,204	57,892,158	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	–	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		256,000,095	7,393,830	248,606,265		

每次授出優先認股權於支付港幣1元後及於授出日期起計28日內，該等優先認股權必須被接納。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團所有貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權：

1. 合資格僱員，包括董事；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃採納日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與者授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

47. 資產抵押

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
土地及樓宇	84,347	112,208
存貨	2,930	–
投資物業	197,199	159,481
貿易應收款項	2,390	–
持作出售物業	–	34,000
銀行存款	–	1,214
一間附屬公司之全部資產	18,759	18,491

金額乃本集團就取得銀行信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

48. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員,包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

每次授出優先認股權於支付港幣1元後及於授出日起計28日內,該等優先認股權必須被接納。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃,董事可授出優先認股權予任何全職僱員,包括本公司及其附屬公司之執行及非執行董事,以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

45. 或然負債

(甲)於結算日，本集團及本公司未於財務報表撥備之或然負債如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
為附屬公司獲取銀行信貸及其他貸款作出擔保	–	–	218,207	162,954
就附屬公司發出之其他擔保	–	–	5,615	138,328
	–	–	223,822	301,282

(乙)於二零零五年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在印度一間附屬公司之法律訴訟所涉之約港幣1,300,000元(二零零四年：約港幣1,300,000元)，以及因向一名關聯人士授出購股權而產生約港幣10,333,000元(二零零四年：約港幣1,000,000元)。進一步詳情刊載於本公司於二零零四年五月五日之公佈。

46. 衍生金融工具

	二零零五年		二零零四年	
	資產	負債*	資產	負債*
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
外幣遠期合約	3,910	3,927	–	–
分析：				
即期－衍生金融工具資產	3,910		–	

* 該項金額已計入其他應付款項內。

於二零零五年十二月三十一日，本集團已簽署以美元、日元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

名義金額	到期日	匯率
賣價36,494新加坡元	二零零六年一月十八日	0.01458新加坡元兑1日元
賣價55,419新加坡元	二零零六年一月二十四日	0.01459新加坡元兑1日元
賣價12,982新加坡元	二零零六年二月十四日	0.01431新加坡元兑1日元
賣價48,507新加坡元	二零零六年三月二十日	0.01428新加坡元兑1日元
賣價215,019新加坡元	二零零六年二月二十八日	1.672新加坡元兑1美元
賣價470,873新加坡元	二零零六年二月九日	1.6635新加坡元兑1美元

上述衍生工具於每個結算日以公平值計量。其公平值乃按結算日等同衍生工具之市場報價釐定。

43. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣5,104,000元支出(二零零四年：港幣5,537,000元)為港幣2,580,000元(二零零四年：港幣902,000元)。該物業於未來兩年均擁有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
於一年內	6,744	4,435
第二年至第五年	5,223	2,804
	11,967	7,239

本集團為承租人

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
本年度損益表已確認根據經營租賃繳付之最低付款額	8,232	7,294

於結算日，本集團不可取消之經營租賃承擔如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
一年內	8,974	5,317
第二至第五年	8,273	3,527
	17,247	8,844

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

於二零零五年十二月三十一日，本公司並無不可取消之經營租賃承擔(二零零四年：無)。

44. 資本承擔

於結算日，本集團或本公司均概無任何重大資本承擔。

42. 與關聯人士之交易

除財務報表其他部分所披露之關聯人士結餘外，本集團於本年度內進行下列重要關聯人士交易：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
向一位關聯人士收取之利息收入(a)	–	30
付予一間關聯公司之管理費及代理費(b)	77	61
售貨予一位董事(b)	–	900
售貨予一間關聯公司(b)	16	–
向一位關聯人士進一步收購 一間附屬公司之權益	–	2,287
付予一間關聯公司 （代一份樓宇管理基金收取） 之管理費及代理費(b)、(c)	4,206	4,187
付予一間關聯公司之諮詢服務費(b)	–	20

(a) 向一位關聯人士收取之利息收入按香港滙豐銀行所提供之最優惠利率計息。

(b) 有關付予一間關聯公司之管理費和代理費、諮詢服務費以及付予一間關聯公司或董事之售貨交易之價格乃由董事按估計市場價值釐定。

(c) 該關聯公司為本集團擁有之一幢樓宇擔任樓宇經理，以經營該樓宇之管理基金，並代該樓宇管理基金向本集團收取管理費及代理費。本年度內，該樓宇管理基金支付予該關聯公司管理費港幣417,000元（二零零四年：港幣417,000元）及會計服務費港幣162,000元（二零零四年：港幣162,000元）。

重要管理人員之報酬

本年度內董事及其他重要管理人員之薪酬如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
袍金	270	147
薪金及其他福利	4,052	3,577
與業務表現相關之獎金	5,184	657
退休福利計劃之供款	40	30
短期僱員福利	9,546	4,411

董事及重要行政人員之薪酬由薪酬委員會依據各人之表現及市況釐定。

39. 出售附屬公司

出售附屬公司之影響概要如下：

	二零零五年 港幣千元	二零零四年 港幣千元
出售資產淨值：		
持作出售物業之可變現淨值	–	9,448
貿易往來及其他應收賬款	–	59
	–	9,507
出售附屬公司之虧損	–	(1,745)
總代價	–	7,762
償付：		
現金	–	7,762
出售所產生之現金流入淨額：		
現金代價	–	7,762

於截至二零零四年十二月三十一日止年度出售之附屬公司對本集團現金流量、營業額及經營業績並無重大影響。

40. 主要非現金交易

於截至二零零四年十二月三十一日止年度，本集團一間附屬公司之少數股東透過抵銷本集團應付少數股東總額港幣2,000,000元致使該附屬公司之股本有所增加。

41. 結算日後事項

(甲) 於二零零五年十二月三十日，本公司間接擁有89.92%權益的附屬公司勵駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元（相當於約港幣6,800,000元）轉讓法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司29%的股本權益。進一步詳情刊載於本公司於二零零六年一月三日之公佈內。

(乙) 於二零零六年二月九日，本公司一間附屬公司與恒標有限公司（「恒標」）之董事羅先生及翟先生簽訂一項買賣協議。本公司將以約港幣835,000元之代價收購恒標之100%已發行股本。恒標之主要業務為電器用品零售。

於二零零五年十二月三十一日，本集團可供抵銷日後盈利之未動用稅項虧損約港幣991,418,000元（二零零四年：港幣1,010,766,000元）。本集團已就該等虧損確認約港幣36,000,000元（二零零四年：港幣121,714,000元）之遞延稅項資產。由於未能估計日後盈利流量，故並無就其餘約港幣955,418,000元（二零零四年：港幣889,052,000元）確認遞延稅項資產。稅項虧損可結轉五年或無限期結轉。

37. 股本

	股份數目	面值 *港幣千元*
法定股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年十二月三十一日—每股面值港幣0.10元	3,500,000,000	350,000
已發行及繳足股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年十二月三十一日—每股面值港幣0.10元	2,216,154,331	221,615

38. 儲備

本公司

	資本贖回儲備 *港幣千元*	可換股貸款票據儲備 *港幣千元*	繳入盈餘 *港幣千元*	累計虧損 *港幣千元*	合計 *港幣千元*
於二零零四年一月一日	916	–	361,491	(322,757)	39,650
年內盈利	–	–	–	3,125	3,125
於二零零四年十二月三十一日及二零零五年一月一日	916	–	361,491	(319,632)	42,775
年內虧損	–	–	–	(16,000)	(16,000)
確認可換股貸款票據之權益部分	–	185	–	–	185
於二零零五年十二月三十一日	916	185	361,491	(335,632)	26,960

根據百慕達一九八一年公司法（經修訂），本公司之繳入盈餘賬為可供分派。然而，本公司不得在以下情況下宣派或派付股息，或從繳入盈餘作出分派：

(a) 現時或將於付款後無法如期償還其負債；或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

截至二零零五年十二月三十一日，可供分派儲備結餘淨額港幣25,859,000元（二零零四年：港幣41,859,000元），包括繳入盈餘港幣361,491,000元（二零零四年：港幣361,491,000元）及累計虧損港幣335,632,000元（二零零四年：港幣319,632,000元）。

本集團貸款之實際利率範圍(亦等於合約規定利率)如下：

	二零零五年	二零零四年
實際利率：		
定息貸款	–	2.5%
浮息貸款	3.15%至10%	3.15%至8%

並非以相關集團公司功能貨幣計值之本集團貸款呈列如下：

	馬幣 千元	新加坡元 千元	日元 千元	美元 千元
於二零零五年十二月三十一日	3,156	482	10,850	2,682
於二零零四年十二月三十一日	3,845	742	3,364	17,692

於年內，本集團獲得金額約港幣312,447,000元之新批貸款。該項貸款以市場利率計息。所得款項用作營運資金之融資。

35. 少數股東貸款

於二零零四年十二月三十一日，該貸款為無抵押、免息及並無固定還款期，少數股東已同意自結算日起計十二個月內不會要求償還該貸款，因此該數額已分類為非流動負債。該項金額已於年內悉數償還。

36. 遞延稅項(資產)／負債

	加速稅項折舊 *港幣千元*	稅項虧損 *港幣千元*	總計 *港幣千元*
於二零零四年一月一日	33,709	–	33,709
計入本年度收入	(8,615)	(21,300)	(29,915)
於二零零四年十二月三十一日及二零零五年一月一日	25,094	(21,300)	3,794
於本年度收入扣除／(計入)	(3,942)	15,000	11,058
於二零零五年十二月三十一日	21,152	(6,300)	14,852

以下為財務報告目的之遞延稅項結餘分析：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
遞延稅項負債	21,152	25,094
遞延稅項資產	(6,300)	(21,300)
	14,852	3,794

34. 貸款

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
銀行透支	5,406	2,257
銀行貸款	77,654	31,865
	83,060	34,122
有抵押 *(附註第47項)*	75,751	25,318
無抵押	7,309	8,804
	83,060	34,122
一家供應商之有抵押貸款(下文附註)	–	130,322
	83,060	164,444
上述貸款屆滿期如下：		
一年內	69,333	32,820
一年以上，但不超過兩年	6,134	477
兩年以上，但不超過五年	7,593	825
五年以上	–	130,322
	83,060	164,444
減去：一年內到期應付款項 (列於流動負債項下)	(69,333)	(32,820)
一年後到期應付款項	13,727	131,624

於二零零四年十二月三十一日，由一間供應商即三菱重工業株式會社(「三菱重工」)提供之一項貸款由本集團之投資物業擔保，年息為2.5%；並由二零一二年六月三十日起分十期每半年償還。

於二零零五年二月二十四日，就按二零零二年六月二十八日達成之貸款協議本集團欠三菱重工之到期債務，本集團與三菱重工達成債務清償協議。依據該債務清償協議，按截至二零零四年十二月三十一日止之本金加應計利息共約港幣135,000,000元，以約港幣46,800,000元悉數償還，導致約港幣88,200,000元收益。該項清償乃以本集團一項新借長期銀行貸款及本集團內部資源達成。進一步詳情刊載於本公司於二零零五年二月二十四日之公佈。

本集團之定息貸款及協定到期日如下：

	二零零五年	二零零四年
	港幣千元	*港幣千元*
定息貸款：五年以上	–	130,322

33. 融資租賃債務

	最低租賃付款		最低租賃付款現值	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本集團				
根據融資租賃之應付數額：				
於一年內	95	99	82	84
第二年至第五年（包括首尾兩年）	340	372	294	321
五年以上	29	100	25	87
	464	571	401	492
減去：未來融資費用	(63)	(79)	–	–
租賃債務現值	401	492	401	492
分析如下：				
列於流動負債項下				
一年內到期之數額			82	84
一年後到期之數額			319	408
			401	492

於截至二零零五年十二月三十一日止年度，平均實際借貸利率為年利率約4%（二零零四年：3%），利率在合約日期釐定。所有租賃以定期還款為基準及並無就或然租金付款作出安排。本集團之融資租賃債務由出租人對租賃資產之押記作抵押。融資租賃債務之賬面值與其公平值大致相等。

可換股貸款票據負債部分之變動呈列如下：

	本集團及本公司	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
於二零零五年八月十八日發行之可換股貸款票據面值	30,000	–
交易成本	(1,735)	–
權益部分	(185)	–
於二零零五年八月十八日初步確認之負債部分	28,080	–
利息支出（附註第10項）	871	–
負債部分於二零零五年十二月三十一日	28,951	–

可換股貸款票據負債部分於二零零五年十二月三十一日之公平值（以結算日一項等同非可換股貸款按市場利率貼現預計未來現金流量之現值而確定）約為港幣28,951,000元。

32. 應付關聯公司款項

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
一年內償還之金額	4,100	9,726	877	2,177
一年後但兩年內償還之金額	5,352	–	1,162	–
	9,452	9,726	2,039	2,177

歸入流動負債之金額乃無抵押、免息及無固定還款期。關聯公司由本公司若干董事控制。於二零零五年十二月三十一日，應付關聯公司款項之公平值接近其對應賬面值。

歸入非流動負債之金額乃無抵押、免息，須於二零零七年償還。關聯公司由本公司若干董事控制應付關聯公司款項之實際利率為10%。於二零零五年十二月三十一日，自關聯公司所獲貸款之公平值為港幣5,352,000元，乃依據以結算日通行市場利率折現之估計未來現金流出量所得的現值釐定。

29. 貿易往來及其他應付賬款

於結算日，貿易往來應付賬款之賬齡分析如下：

	本集團	
	二零零五年 *港幣千元*	二零零四年 *港幣千元*
三十天以內	5,598	5,070
三十一天至六十天	2,924	2,191
六十一天至九十天	4,404	3,337
九十一天至一年	719	988
一年以上	536	1,329
貿易往來應付賬款總額	14,181	12,915
客戶訂金、應付費用及其他應付賬款	104,651	94,853
	118,832	107,768

於二零零五年十二月三十一日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

30. 司法索償撥備

於二零零五年十二月三十一日，就本公司於中華人民共和國（「中國」）境內一間附屬公司所面臨之法律訴訟，本集團已作出一項金額約港幣30,656,000元之司法索償撥備。就於中國之法律訴訟，廣東省高級人民法院（「高級人民法院」）已於二零零六年一月二十四日對該附屬公司作出終審判決，判該附屬公司敗訴。鑑於高級人民法院的判決，該附屬公司正尋求法律意見，考慮作出任何進一步行動。詳細資料載於本公司於二零零六年二月十七日之公佈內。

31. 可換股貸款票據

本公司於二零零五年八月十八日向錦興集團有限公司發行本金額港幣30,000,000元之7.25%之可換股貸款票據。該可換股貸款票據以港幣為面值，賦予持有人權利可於發行日期至二零零八年九月五日之償還日期間任何時間以每份可換股貸款票據港幣0.10元之換股價兌換本公司普通股。倘票據不予兌換，將於二零零八年九月五日按面值贖回。7.25%之利息將每半年支付一次直至償還日期。有關詳情載於本公司於二零零五年八月十八日之公佈內。

可換股貸款票據分兩個組成部分，即負債及權益部分。於採納香港會計準則第32號「金融工具：披露及呈列」（見附註第2項）後，可換股貸款票據分為債務及權益部分。權益部分列於「可換股貸款票據－權益儲備」之權益一欄。負債部分之實際利率為10%。

27. 可供出售之金融資產

本集團

	二零零五年 *港幣千元*
於二零零五年一月一日	702
可供出售之金融資產公平值虧損	(175)
於二零零五年十二月三十一日	527
於二零零五年十二月三十一日 之可供出售之金融資產包括：	
無牌價證券：	
無利息及到期日之債券	527

上述投資包括無牌價之債券，該等債券於二零零五年一月一日確定為可供出售之金融資產，並無固定到期日或票面息率。

可供出售之金融資產之公平值乃依據可觀察之市場價格或息率確定。可供出售之金融資產之公平值虧損，乃為截至二零零五年十二月三十一日止年度之減值虧損。董事認為，依據可觀察市場價格或息率估計之公平值(且已列入綜合資產負債表)，及公平值之相關變化(已列入綜合損益表)乃為合理，且於結算日為最恰當之價值。

28. 其他以公平值計入損益的金融資產

	本集團 二零零五年 *港幣千元*	本公司 二零零四年 *港幣千元*
於二零零五年一月一日	101	36
其他以公平值計入損益的金融資產之公平值虧損	(81)	(16)
於二零零五年十二月三十一日	20	20
有牌價之證券：		
於香港掛牌之股本證券	19	19
於其他地區掛牌之股本證券	1	1
	20	20

上述金融資產之賬面值歸類為持作買賣。

26. 證券投資／其他投資

於二零零四年十二月三十一日之證券投資／其他投資如下。於二零零五年一月一日採納香港會計準則第39號後，證券投資／其他投資按香港會計準則第39號歸類(見附註第2項)。

本集團

	其他投資 *港幣千元*	證券投資 *港幣千元*	總額 *港幣千元*
股本證券：			
有牌價證券	101	–	101
無牌價證券	–	75	75
	101	75	176
債券：			
無牌價債券	–	627	627
總額：			
有牌價			
香港	100	–	100
其他地區	1	–	1
無牌價	–	702	702
	101	702	803
就呈報的分析之賬面值：			
流動	101	–	101
非流動	–	702	702
	101	702	803
有牌價證券市值	101	–	101

本公司

	其他投資 *港幣千元*
股本證券：	
於香港掛牌	35
於其他地區掛牌	1
	36
有牌價證券市值	36

24. 貿易往來及其他應收賬款

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款減撥備之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
三十天以內	50,275	29,218
三十一天至六十天	11,175	10,609
六十一天至九十天	4,296	2,398
九十一天至一年	1,907	8,469
一年以上	2,002	1,986
貿易往來應收賬款減撥備總額	69,655	52,680
訂金、預付款及其他應收賬款	34,287	20,907
	103,942	73,587

於二零零五年十二月三十一日，本集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

就貿易往來應收賬款，並無重大集中信貸風險，因為本集團客戶數量眾多，分散於國際市場。

25. 應收／應付聯營公司／附屬公司款項

該等款額為無抵押、免息及無固定還款期。

21. 於附屬公司之投資

	本公司	
	二零零五年 *港幣千元*	二零零四年 *港幣千元*
無牌價股份，成本值	293,504	293,504
減：已確認之減值虧損	(30,736)	(30,736)
	262,768	262,768

本公司於二零零五年十二月三十一日之主要附屬公司資料列載於附註第50項內。

22. 於聯營公司之權益

本集團聯營公司之財務資料概要如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
總資產	551,756	461,264
總負債	(420,513)	(295,059)
資產淨值	131,243	166,205
本集團應佔聯營公司之資產淨值	60,545	79,926
營業額	828,299	472,271
本年度虧損	(37,855)	(42,501)
本集團應佔聯營公司本年度業績	(20,739)	(19,743)

本集團於二零零五年十二月三十一日之主要聯營公司資料列載於附註第51項內。

23. 存貨

	本集團	
	二零零五年 *港幣千元*	二零零四年 *港幣千元*
製成品	70,400	72,558
零件	10,757	12,465
	81,157	85,023

上述金額內之港幣2,930,000元（二零零四年：無）之製成品，被用作銀行貸款之抵押。

19. 商譽

本集團	總額 *港幣千元*
成本	
於二零零四年一月一日	–
由增加於一間附屬公司之權益產生	2,713
於二零零四年十二月三十一日及二零零五年一月一日	2,713
採納香港財務報告準則第3號後撇銷累積攤銷（附註第2項）	(407)
於二零零五年十二月三十一日	2,306
攤銷	
於二零零四年一月一日	–
本年度攤銷	407
於二零零四年十二月三十一日及二零零五年一月一日	407
採納香港財務報告準則第3號後撇銷累積攤銷（附註第2項）	(407)
於二零零五年十二月三十一日	–
賬面金額	
於二零零五年十二月三十一日	2,306
於二零零四年十二月三十一日	2,306

於二零零四年，由增加於一間附屬公司之權益產生之商譽分五年期攤銷。

商譽減值測試資料列載於附註第20項內。

20. 商譽之減值測試

如附註第7項所已闡釋，本集團採用業務分類為其呈報之主要分類。就減值測試，具有無限使用年期之商譽（見附註第19項）已被分配至一個現金產生單位，包括歸類於「汽車及汽車配件」之附屬公司。於二零零五年十二月三十一日，商譽賬面值（扣除累積攤銷）約為港幣2,306,000元。

於截至二零零五年十二月三十一日止年度，本集團董事確認本集團含有商譽之現金產生單位並無減值。

上述現金產生該單位可收回金額乃依據一項使用價值計算釐定。計算採用之現金流量預測乃基於管理層批准之一項涉時五年之財務預算，及10%折現率。使用價值計算之另一項關鍵假設乃預算毛利，該預算毛利乃依據該現金產生單位之過往表現及管理層對市場發展之預期而釐定。

於二零零五年十二月三十一日，本集團汽車之賬面淨值包括價值港幣442,400元(二零零四年：港幣582,000元)之融資租賃資產。本集團之租賃土地及樓宇已於一九九六年及二零零五年，由與本集團無關聯之獨立合資格專業估值師依據公開市場價值基準估值。

於一九九六年及二零零五年之估值，包括租賃土地及樓宇被停止歸類為投資物業時，該等租賃土地及樓宇之賬面值(等同其近似公平值)。假如租賃物業以其歷史成本減累積折舊，攤銷及減值虧損後入賬，則租賃物業之賬面值將為港幣14,086,000元(二零零四年：港幣8,765,000元)。

本集團以賬面金額約港幣84,347,000元(二零零四年：港幣112,208,000元)之土地及樓宇作為抵押，藉以為授予本集團之信貸擔保。(參閱附註第47項)

本公司	物業裝修 *港幣千元*	傢俬、裝置及設備 *港幣千元*	汽車 *港幣千元*	總額 *港幣千元*
成本值				
於二零零四年一月一日	6,635	21,960	2,647	31,242
添置	8	103	–	111
由一間附屬公司轉撥	–	263	–	263
出售	–	–	(650)	(650)
於二零零四年十二月三十一日及二零零五年一月一日	6,643	22,326	1,997	30,966
添置	–	208	–	208
由一間附屬公司轉撥	–	41	–	41
出售	(399)	(6,227)	–	(6,626)
於二零零五年十二月三十一日	6,244	16,348	1,997	24,589
累積折舊				
於二零零四年一月一日	6,604	21,600	1,851	30,055
本年度折舊	15	159	179	353
由一間附屬公司轉撥	–	263	–	263
於出售時撇銷	–	–	(173)	(173)
於二零零四年十二月三十一日及二零零五年一月一日	6,619	22,022	1,857	30,498
本年度折舊	8	150	138	296
於出售時撇銷	(399)	(6,227)	–	(6,626)
於二零零五年十二月三十一日	6,228	15,945	1,995	24,168
賬面淨值				
於二零零五年十二月三十一日	16	403	2	421
於二零零四年十二月三十一日	24	304	140	468

18. 物業、廠房及設備

	在香港根據中期契約持有之土地及樓宇 港幣千元	物業裝修 港幣千元	傢俬、裝置及設備 港幣千元	機器及工具 港幣千元	汽車 港幣千元	總額 港幣千元
本集團						
成本值或估值						
於二零零四年一月一日	210,486	19,667	49,771	9,078	7,677	296,679
匯兌差額	–	2	51	7	13	73
添置	–	117	227	519	1,721	2,584
轉撥至投資物業	(70,556)	–	–	–	–	(70,556)
重新歸類	–	–	263	(263)	–	–
出售	–	(116)	(9,489)	(128)	(1,090)	(10,823)
於二零零四年十二月三十一日及二零零五年一月一日	139,930	19,670	40,823	9,213	8,321	217,957
匯兌差額	–	(2)	(20)	(1)	(20)	(43)
添置	–	10,559	3,166	2,239	2,919	18,883
轉撥至投資物業	(38,965)	–	–	–	–	(38,965)
由投資物業轉撥	5,558	–	–	–	–	5,558
重新歸類	–	–	856	(856)	–	–
出售	–	(6,102)	(12,694)	(2,977)	(4,356)	(26,129)
於二零零五年十二月三十一日	106,523	24,125	32,131	7,618	6,864	177,261
包括：						
按成本	90,325	24,125	32,131	7,618	6,864	161,063
按一九九六年估值	10,640	–	–	–	–	10,640
按二零零五年估值	5,558	–	–	–	–	5,558
	106,523	24,125	32,131	7,618	6,864	177,261
累積折舊						
於二零零四年一月一日	36,992	18,591	47,467	8,286	5,324	116,660
匯兌差額	–	2	46	3	15	66
本年度折舊	4,084	391	818	405	1,075	6,773
轉撥至投資物業	(13,354)	–	–	–	–	(13,354)
重新歸類	–	–	263	(263)	–	–
出售時撇銷	–	(67)	(9,175)	(114)	(360)	(9,716)
於二零零四年十二月三十一日及二零零五年一月一日	27,722	18,917	39,419	8,317	6,054	100,429
匯兌差額	–	(1)	(20)	(1)	(8)	(30)
本年度折舊	2,871	866	895	373	676	5,681
轉撥至投資物業	(8,417)	–	–	–	–	(8,417)
重新歸類	–	–	724	(724)	–	–
出售時撇銷	–	(5,826)	(12,510)	(2,975)	(1,755)	(23,066)
於二零零五年十二月三十一日	22,176	13,956	28,508	4,990	4,967	74,597
賬面淨值						
於二零零五年十二月三十一日	84,347	10,169	3,623	2,628	1,897	102,664
於二零零四年十二月三十一日	112,208	753	1,404	896	2,267	117,528

16. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用約為港幣1,499,000元(二零零四年：港幣1,642,000元)，此數額乃本集團按強積金條例指定比率對該基金之應付供款。

除香港以外之附屬公司外，本集團就定額供款計劃之應付供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣919,000元(二零零四年：港幣661,000元)。

17. 投資物業

	在香港根據中期契約持有之投資物業 *港幣千元*	在香港以外地區根據中期契約持有之投資物業 *港幣千元*	總額 *港幣千元*
本集團			
公平值			
於二零零四年一月一日	87,783	28,914	116,697
由物業、廠房及設備轉撥(附註第18項)	57,202	–	57,202
於損益表確認之公平值增加／(減少)	14,496	(16,090)	(1,594)
於二零零四年十二月三十一日及二零零五年一月一日	159,481	12,824	172,305
出售	–	(9,176)	(9,176)
由物業、廠房及設備轉撥(附註第18項)	30,548	–	30,548
轉撥至物業、廠房及設備(附註第18項)	(5,558)	–	(5,558)
於損益表確認之公平值增加	12,728	–	12,728
於二零零五年十二月三十一日	197,199	3,648	200,847

本集團投資物業於二零零五年十二月三十一日由獨立專業估值師邦盟匯駿評估有限公司(二零零四年：普敦國際評估有限公司)按公開市場及現有使用基準進行重估。

本集團已租出或空置作出租用途之投資物業均屬經營租賃，有關概要的進一步詳情載於財務報表附註第43項。

本集團以賬面金額約港幣197,199,000元之投資物業(二零零四年：港幣159,481,000元)作為抵押，藉以為授予本集團之信貸作擔保。(參閱附註第47項)

	袍金 港幣千元	其他酬金 薪金及其他福利 港幣千元	與業務表現相關之獎金 港幣千元	退休福利計劃之供款 港幣千元	酬金總額 港幣千元
非執行董事					
余金霞	20	–	–	–	20
獨立非執行董事					
李卓民	50	–	–	–	50
陳文生	50	–	–	–	50
陳德興（於二零零四年九月一日委任）	27	–	–	–	27
	127	–	–	–	127
二零零四年總額	147	3,577	657	30	4,411

與業務表現相關之獎金乃依據本集團之營業額或除稅後盈利之若干百分比釐定。

並無任何董事於年內放棄或同意放棄任何酬金。

(乙) 僱員酬金

年內，五位薪酬最高人士中，三位為董事(二零零四年：兩位董事)，其酬金細節已於上文附註第15(甲)項內披露。餘下薪酬最高人士之酬金如下：

	二零零五年 港幣千元	二零零四年 港幣千元
薪金及其他福利	1,861	2,735
與業務相關表現之獎金	1,933	730
退休福利計劃之供款	16	36
	3,810	3,501

於下列酬金範圍，最高酬金之人士數目如下：

	二零零五年 僱員人數	二零零四年 僱員人數
港幣		
零元至1,000,000元	1	1
1,000,001元至1,500,000元	–	1
1,500,001元至2,000,000元	–	1
2,500,001元至3,000,000元	1	–
	2	3

14. 每股盈利

每股基本盈利之計算方法，乃根據權益持有人應佔盈利約港幣35,461,000元（二零零四年：港幣1,722,000元）及年內已發行普通股之加權平均數2,216,154,331股普通股（二零零四年：2,216,154,331股）計算。

由於本公司之未行使認股權及可換股貸款票據之行使價高於兩個年度之股份平均市價，故並無每股攤薄盈利。

15. 董事及僱員酬金

(甲) 董事酬金

已付或應付給十名董事（二零零四年：九名董事）每人之酬金如下：

	袍金	其他酬金			酬金總額
		薪金及其他福利	與業務表現相關之獎金	退休福利計劃之供款	
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
執行董事					
李永森	–	–	320	–	320
李文輝	–	2,380	3,655	12	6,047
李文彬	–	–	230	4	234
孫志沖	–	860	449	12	1,321
汪滌東	–	812	520	12	1,344
	–	4,052	5,174	40	9,266
非執行董事					
余金霞	30	–	10	–	40
獨立非執行董事					
李卓民	80	–	–	–	80
陳文生	80	–	–	–	80
張應坤（於二零零五年十一月三日委任）	13	–	–	–	13
陳德興（於二零零五年十一月三日辭任）	67	–	–	–	67
	240	–	–	–	240
二零零五年總額	270	4,052	5,184	40	9,546
執行董事					
李永森	–	–	–	–	–
李文輝	–	2,412	602	12	3,026
李文彬	–	–	–	–	–
孫志沖	–	860	55	12	927
汪滌東（於二零零四年六月二十八日委任）	–	305	–	6	311
	–	3,577	657	30	4,264

12. 重組費用

二零零四年五月，本集團展開一項整體性節約計劃，以減低員工成本及其他開支。根據節約計劃，已終止聘用若干員工，而有關遣散費港幣1,320,000元亦已計入截至二零零四年十二月三十一日止年度之重組費用。

13. 所得稅

開支／(撥回)包括：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
本年度稅項：		
香港利得稅	138	243
海外所得稅	306	170
	444	413
遞延稅項：		
本年度	11,058	(29,915)
本公司及其附屬公司應佔所得稅	11,502	(29,502)

香港利得稅乃根據本年度於香港產生之估計應課稅盈利按17.5%(二零零四年：17.5%)計算。

海外稅項乃根據各自司法權區之現行稅率計算。

本年度稅項開支／(撥回)可與除稅前盈利／(虧損)調節如下：

	二零零五年 *港幣千元*	%	二零零四年 *港幣千元*	%
除稅前盈利／(虧損)	48,898		(28,601)	
按香港利得稅稅率17.5%計算之稅項	8,557	17.5	(5,005)	(17.5)
應佔聯營公司業績之稅務影響	3,629	7.4	3,455	12.1
就稅務目的不可扣減開支之稅務影響	18,691	38.2	13,599	47.5
就稅務目的無需課稅之稅務影響	(14,813)	(30.3)	(19,210)	(67.2)
未予確認之遞延稅項資產之稅務影響	—	—	1	0.0
動用先前未予確認之遞延稅項資產	(6,136)	(12.5)	(4,745)	(16.6)
未予確認稅項虧損之稅務影響	1,788	3.7	3,944	13.8
已確認為遞延稅項資產之稅項虧損之稅務影響	—	—	(21,300)	(74.5)
於其他司法權區經營之附屬公司及聯營公司不同稅率之影響	58	0.1	(60)	(0.2)
其他	(272)	(0.6)	(181)	(0.6)
本年度稅項開支／(撥回)及有效稅率	11,502	23.5	(29,502)	(103.2)

應佔聯營公司之應佔稅項約為港幣88,000元(二零零四年：無)已計入綜合損益表內之「應佔聯營公司業績」。

9. 經營盈利

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
經營盈利已扣除：		
核數師酬金	730	662
折舊：		
自置資產	5,533	6,604
融資租賃資產	148	169
僱員成本，包括董事酬金	63,315	56,958
出售物業、廠房及設備之虧損	77	558
確認為開支之存貨成本（包括存貨減值至可變現淨值港幣1,736,000元（二零零四年：港幣624,000元））	549,330	487,512
商譽：		
年內攤銷	–	407
公平值虧損：		
可供出售之金融資產	175	–
其他以公平值計入損益之金融資產	81	–
衍生金融工具	17	–
外幣匯兑淨差額	696	332
並已計入：		
持有其他投資之未變現收益	–	1
利息收入	349	48

10. 財務費用

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	4,914	4,064
五年後全數償還之其他貸款	–	3,272
可換股貸款票據之實際利息支出（*附註第31項*）	871	–
應付一間關聯公司非流動免息款項之應計利息支出	487	–
	6,272	7,336
融資租賃費用	13	8
銀行費用	400	558
	6,685	7,902

11. 出售附屬公司之虧損淨額

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
出售附屬公司之虧損淨額	–	1,745

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國(香港及澳門除外)(「中國」)及澳門。下表按市場地區分析本集團之營業額(不論商品／服務之原產地)：

	地區分類之營業額		對經營業績之貢獻	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	571,499	449,798	22,984	14,775
新加坡	56,027	53,160	51	353
馬來西亞	29,790	26,717	1,542	1,392
中國	11,931	58,824	(5,526)	(17,011)
澳門	19,966	27,871	845	478
其他	557	2,248	95	58
	689,770	618,618	19,991	45
其他營業收入			10,721	6,788
債務清償收益			88,178	–
司法索償撥備			(30,656)	–
未分類公司支出			(11,912)	(4,724)
經營盈利			76,322	2,109

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

	分類資產賬面金額		資本支出	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	487,654	438,971	18,355	3,997
新加坡	22,991	20,343	349	767
馬來西亞	13,514	11,064	83	120
中國	91,406	141,235	96	–
澳門	41	48	–	–
	615,606	611,661	18,883	4,884

8. 其他營業收入

	二零零五年	二零零四年
	港幣千元	*港幣千元*
租金收入(扣除支出港幣5,104,000元(二零零四年：港幣5,537,000元)前)	7,684	6,439
佣金收入	1,050	349
一項終止協議之賠償	1,500	–
豁免應付一間關聯公司非流動免息款項之應計利息支出	487	–
	10,721	6,788

二零零四年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額								
外部銷售收益	122,449	137,543	314,590	44,036	–	–	–	618,618
業務之間銷售收益	1,096	5,615	–	107	–	–	(6,818)	–
營業總額	123,545	143,158	314,590	44,143	–	–	(6,818)	618,618

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績								
分類業績	3,931	(490)	10,338	(6,632)	(1,006)	–	692	6,833
未分類公司支出								(4,724)
經營盈利								2,109
財務費用								(7,902)
出售附屬公司之虧損淨額	–	–	–	–	(1,745)	–	–	(1,745)
重組費用								(1,320)
應佔聯營公司業績	–	(17,483)	(2,260)	–	–	–	–	(19,743)
除稅前虧損								(28,601)
所得稅撥回								29,502
本年度盈利								901

二零零四年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
綜合資產負債表								
資產								
分類資產	41,393	50,635	95,824	2,555	209,316	–	–	399,723
於聯營公司之權益	–	75,161	4,765	–	–	–	–	79,926
未分類公司資產								132,012
綜合總資產								611,661
負債								
分類負債	27,452	26,437	71,980	1,387	10,455	–	–	137,711
未分類公司負債								209,022
綜合總負債								346,733
其他資料								
資本支出	10	882	2,804	26	–	1,162	–	4,884
折舊及攤銷	76	311	1,689	44	33	5,027	–	7,180
投資物業公平值虧損	–	–	–	–	1,594	–	–	1,594
持作出售物業減值撥回至可變現淨值	–	–	–	–	(2,207)	–	–	(2,207)

有關該等業務之分類資料呈列如下：

二零零五年

	空調產品 *港幣千元*	影音設備及其他電器產品 *港幣千元*	汽車及汽車配件 *港幣千元*	直銷 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
營業額								
外部銷售收益	97,987	212,161	377,845	1,777	–	–	–	689,770
業務之間銷售收益	761	157	–	30	–	–	(948)	–
營業總額	98,748	212,318	377,845	1,807	–	–	(948)	689,770

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
業績								
分類業績	2,353	4,740	11,576	(962)	12,749	(361)	130	30,225
債務清償收益								88,178
未分類其他營業收入								487
司法索償撥備								(30,656)
未分類公司支出								(11,912)
經營盈利								76,322
財務費用								(6,685)
應佔聯營公司業績	–	(23,455)	2,716	–	–	–	–	(20,739)
除稅前盈利								48,898
所得稅開支								(11,502)
本年度盈利								37,396

二零零五年

	空調產品 *港幣千元*	影音設備及其他電器產品 *港幣千元*	汽車及汽車配件 *港幣千元*	直銷 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
綜合資產負債表								
資產								
分類資產	26,790	50,643	126,386	1	227,384	8,249	–	439,453
於聯營公司之權益	–	52,930	7,615	–	–	–	–	60,545
未分類公司資產								115,608
綜合總資產								615,606
負債								
分類負債	18,139	21,154	86,711	–	3,884	37	–	129,925
未分類公司負債								181,160
綜合總負債								311,085
其他資料								
資本支出	303	295	16,074	–	–	2,211	–	18,883
折舊及攤銷	117	325	1,806	–	2,871	562	–	5,681
投資物業公平值收益	–	–	–	–	(12,728)	–	–	(12,728)
持作出售物業減值撥回至可變現淨值	–	–	–	–	(3,330)	–	–	(3,330)

存貨撥備

本集團管理層於每個結算日審查賬齡分析，對約陳舊及滯銷存貨計提撥備。管理層主要依據最後發票價格及現行市況估計此等製成品之可變現淨值。本集團於每個結算日逐項產品進行存貨審核，對陳舊存貨計提撥備。

估計商譽減值

釐定商譽是否減值需要對商譽分配之現金產生單位之使用價值進行估計。該使用價值計算需要本集團估計有關現金產生單位預期產生之未來現金流量及適當折現率，以計算現值。於二零零五年十二月三十一日，商譽賬面值為港幣2,306,000元。可收回金額計算詳情披露於附註第20項。

所得税

本集團須於眾多司法權區繳納所得税。釐定全球範圍之所得税撥備須作出重要判斷。最終税務結果不同於初步紀錄金額，有關差異將於作出釐定年度內之税項賬目作出調整。

6. 營業額

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
銷售商品予客戶，扣除退回及折扣	642,964	576,232
保養維修服務之收入	46,806	42,386
	689,770	618,618

7. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備（包括汽車音響產品）及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

貨幣風險

本公司數間附屬公司有以外幣計值之銷售，令本集團面對外幣風險。依據本集團風險管理政策，就高度可能之預計外幣銷售將簽訂外滙遠期合約。

本集團若干貿易應收款項、應收貸款及貸款乃以外幣計值。管理層監察外滙風險並將考慮於必要時對沖重大外幣風險。

公平值利率風險

本集團之公平值利率風險主要涉及定息貸款(見附註第34項)。就此等定息貸款，本集團極力採用不同的貸款利率。

此外，本集團之計息融資租賃債務及銀行借貸承受利率變動風險。本集團之融資租賃債務及銀行借貸之利率及償還條款分別於附註第34及33項披露。

信貸風險

若交易對手未能履行責任，本集團就於二零零五年十二月三十一日每類已確認之金融資產所面對之最大信貸風險，乃於綜合資產負債表呈列之該等資產之賬面值。為使信貸風險減至最小，本集團已委派一組人員負責釐定信貸額度、信貸批准及其他監察程序，確保對過期債務採取跟進行動。此外，本集團於每個結算日對每項貿易應收債項之可收回金額進行審核，確保對不可收回金額計提足夠減值虧損。因此，董事認為本集團之信貸風險已大幅降低。

流動資金風險

本集團的流動資金風險管理包括分散資金來源。本集團定期檢討其主要資金來源狀況，確保擁有足夠財務資源以應付其財務承擔。

5. 關鍵會計判斷及重要估計不確定因素

於執行公司會計政策(詳見附註第3項)過程，管理層作出如下對財務報表內確認金額有重要影響之判斷。具有可能導致下一財政年度資產及負債賬面值重要調整風險的有關未來之重要假設，及於結算日之重要估計不確定因素亦在下文討論。

壞賬及呆賬撥備

本集團之壞賬及呆賬撥備政策，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每名客戶之現有信貸能力及過往收賬紀錄。若本集團客戶之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

債券之現行市場息率釐定。發行可換股貸款票據所得款項淨額與歸入負債部分之公平值之差額(代表持有人將貸款票據轉換為權益之內置認購期權)計入權益(可換股貸款票據權益儲備)。

其後期間可換股貸款票據之負債部分採用實際利率法以攤銷成本入賬。權益部分(代表將負債部分轉換為本公司普通股之期權)將保留於可換股貸款票據儲備內直至內置期權被行使;(此時於可換股貸款票據權益儲備呈列之餘額將轉撥至股份溢價)。若該期權於到期日仍未行使,則於可換股貸款票據權益儲備呈列之餘額將被用於撥入保留盈利。期權於換股或失效時之損益概不會於損益內確認。

發行可換股貸款票據有關交易成本乃按所得款項分配比例,分配至負債及權益部分。與權益部分相關之交易成本直接從權益扣除。與負債部分相關之交易成本計入負債部分之賬面值並以實際利率法於可換股貸款票據年期內攤銷。

終止確認

當自一項金融資產收取現金流量之權利屆滿,或該項金融資產已轉讓且本集團已大體上轉移該金融資產所有權之全部風險及報償,該金融資產即被終止確認。於終止確認某項金融資產時,有關資產賬面值及已收代價之和,與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

金融負債則自本集團之資產負債表內移除(即當有關合約規定之責任被解除、取消或屆滿之時)。被終止確認之金融負債賬面值與已收代價之差額乃於損益內確認。

持有供出售物業

持有供出售物業以成本及可兑現淨值之較低者呈列。

減值

於每個結算日,本集團會對有形資產及無形資產之賬面金額進行核查,以確定是否有跡象顯示這些資產已蒙受減值虧損。倘估計資產之可收回金額低於其賬面值,則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回,該資產之賬面金額增加至其可收回金額之重新估計值,惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

4. 金融風險管理目標及政策

本集團主要金融工具包括股票及債券投資、貸款、貿易應收款項,貿易應付款項及可換股貸款票據。此等金融工具之詳情於各自附註內披露。該等金融工具有關風險及減少該等風險之政策陳述如下。管理層對此類風險進行管理及監察,以確保及時有效採取恰當措施。

貸款及應收款項

貸款及應收款項乃固定或可釐定付款，並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日，貸款及應收款項（包括貿易及其他應收款項及應收聯營公司款項）按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬。若有客觀證據顯示有關資產已減值，則於損益內確認減值虧損，其金額乃以該項資產之賬面值於以初始實際利率折現估計未來現金流量之現值之差額計量。若在較後期間，可收回金額增加而該增加是可客觀地與確認減值後發生事件有關連，減值虧損予以撥回，惟於減值撥回之日的資產賬面金額不得超過假如並無確認減值的已攤銷成本。

可供出售金融資產

可供出售金融資產乃被指定為或者無法歸入其他（如上所述）類別的非衍生金融工具。於初步確認後之每個結算日，可供出售金融資產以公平值計量。公平值變化於權益內確認，直至該金融資產被出售或被釐定應予減值，屆時之前已在權益內確認的累積損益將被剔除於權益，並於損益內確認。可供出售金融資產之任何減值虧損均於損益內確認。可供出售股票投資的減值虧損不會於隨後期間撥回。就可供出售債務投資而言，如其後該投資之公平價值增加，而該增加是可客觀地與確認減值虧損後發生的事件有關連，減值虧損隨後撥回。

於活躍市場並無可報市價而其公平值未能可靠地計量，且有相連之衍生工具及必須以交付無報價股票工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量。若有客觀證據顯示資產已減值，即確認減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。此等減值虧損概不於往後期間內撥回。

金融負債及權益

由一間集團公司發行之金融負債及權益工具，乃依據所簽署合約安排之實質，及對金融負債及權益工具之界定進行歸類。

一項權益工具乃證明於本集團資產之剩餘權益（扣減其所有負債後）之任何合約。本集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權益工具所採納之會計政策列載如下。

其他金融負債

其他金融負債包括貿易及其他應付款項，應付關聯公司款項，銀行貸款及融資租賃承擔採用實際利率方法計算攤銷成本入賬。

可換股貸款票據

本集團發行之可換股貸款票據包含金融負債及金融權益部分，並於初步確認時分開歸類於各自負債及權益部分。於初步確認時，負債部分之公平值乃按類似非可換股

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中，現金及現金等值項目包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。銀行透支呈列於資產負債表流動負債之貸款內。

撥備及或然負債

當本集團具有一項因過往事件導致之當前責任，且很有可能本集團被要求履行該項責任時，即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計，若影響重大則將金額貼現為現值。

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在賬目附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

金融工具

當本集團企業成為金融工具合約其中一方時，於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本(以公平值計入損益的金融資產及金融負債除外)，於初步確認時計入金融資產或負債之公平值或從中扣減。直接歸於收購金融資產或金融負債，且以公平值計入損益的交易成本即時計入損益。

金融資產

本集團之金融資產劃分為四類，包括以公平值計入損益的金融資產，貸款及應收款項；持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策說明如下。

以公平值計入損益的金融資產

以公平值計入損益的金融資產包括兩個分類：即持作交易之金融資產及於初步確認時即定為以公平值計入損益之金融資產。於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。

遞延稅項按預計於償還負債或變現資產之期間內按適用之稅率計算。遞延稅項於損益中扣除或計入，惟倘遞延稅項與直接在權益中扣除或計入權益之項目有關，在此情況下遞延稅項亦會於權益中處理。

物業、廠房及設備

物業、廠房及設備均以成本值減除累計折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值，按其估計之可使用年期以直線法撇銷，所使用之年率如下：

－以中期契約持有之土地	契約尚餘年期
－建於中期契約土地上之樓宇	$2\frac{1}{2}$－5%
－物業裝修	20%
－傢俬、裝置及設備	10－20%
－機器及工具	20－$33\frac{1}{3}$%
－汽車	20－25%

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

就租賃分類而言一項土地及樓宇租賃中之土地及樓宇部分乃分開考慮，惟不能在土地及樓宇部份之間可靠地分配租賃款項者除外，而在此情況下，整項租賃一般被視為融資租約。倘未能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將繼續入賬為物業、機器及設備。由於董事認為在土地及樓宇部分部之間未能作出可靠分配，故並無於本財務報表中重列。

物業、機器及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時不再確認。於不再確認該資產時所產生之任何收益或虧損（以出售所得款項淨額與該項目之賬面值之差額計算），將計入不再確認年度之綜合收益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

於初步確認時，投資物業以成本入賬（包括任何直接應佔支出）。初步確認後，投資物業採用公平值模型計量。投資物業公平值變動產生之損益計入發生期間之損益賬。

一項投資物業被出售或該投資物業永久停止使用，或預期出售該項投資物業不會產生任何未來經濟收益，則該項投資物業被終止確認。終止確認某項資產產生之任何損益（按出售所得款項淨額與該資產賬面值之差計算）均列入有關項目被終止確認年度之損益表。

因貨幣項目結算及貨幣項目折算產生之滙兑差額於產生期內之損益賬內確認，惟構成本集團對一項外國業務淨投資之貨幣項目所產生之滙兑差額除外，此類滙兑差額於綜合財務報表之權益部分確認。以公平值入賬之非貨幣項目，其重新折算產生之滙兑差額於當期損益賬內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之滙兑差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣(如港元)，而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出動大幅波動則作別論，於此情況下，則採用於換算當日之適用匯率。所產生之匯兑差額(如有)乃確認作股本之獨立部分(匯兑儲備)。該等匯兑差額乃於海外業務被出售之期間內於損益賬內確認。

於二零零五年一月一日或以後，於收購海外業務時產生之有關所收購可識別資產之商譽及公平值調整乃處理為該海外經營業務之資產及負債，並按於結算日之適用匯率進行換算。產生之匯兑差額乃於匯兑儲備內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税盈利計算。應課税盈利與損益表內呈報之純利兩者差異乃基於其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税及不獲扣減之損益表項目所致。

遞延税項乃為財務報表內資產及負債賬面值與計算應課税盈利所用相應税基間之差異而產生之應繳付或可退回税項，並採用「資產負債表負債法」入賬。遞延税項負債一般按所有應課税之暫時性差異予以確認，而遞延税項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課税盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響税務盈利或會計盈利之交易中初步確認(業務合併之情況下除外)之其他資產及負債而引致，則有關資產及負債不予確認。

遞延税項負債按於附屬公司及聯營公司之投資所引致之應課税暫時性差異而予以確認，惟本集團可控制撥回之暫時性差異及不大可能於可見將來撥回之暫時性差異則除外。

遞延税項資產之賬面值於每個結算日作檢討，並作出調減直至不再可能會有足夠應課税盈利恢復全部或部分資產價值。

利息收入按時間法計入，並按未償還本金及適用實際利率（即將該金融資產之估計未來現金流入量準確折現至其賬面淨額之利率）計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權利確認後方予入賬。

分部報告

業務分部乃一組提供產品或服務的資產及業務，所涉風險及回報與其他業務分部不同。地區分部指於個別經濟環境提供產品或服務。而所涉風險及回報有別於其他經濟環境經營之分部。

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產（或倘屬較低者，則以最低租賃付款之現值）。承租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣（外幣）進行之交易，一律以交易日現行滙率折算為其功能貨幣（即該企業經營之主要經濟環境通用之貨幣）入賬。於每個結算日，以外幣計值之貨幣資產以結算日現行滙率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行滙率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份），則本集團不再繼續確認其份佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

倘與本集團之一間聯營公司進行一組交易，則損益以本集團於有關聯營公司中之權益為限撇銷。

商譽

於二零零五年一月一日之前因收購所產生之商譽

因收購一間附屬公司或聯營公司（且協議日期早於二零零五年一月一日）所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或聯營公司可辨別資產及負債公平值內權益之差額。

就於二零零一年一月一日後因收購產生且已資本化之商譽，本集團已自二零零五年一月一日起停止攤銷，而此類商譽每年（或當指標顯示商譽相關之現金產生單位可能出現減值時）進行減值測試（見下列會計政策）。

於二零零五年一月一日或之後因收購所產生之商譽

因收購一間附屬公司或聯營公司（且協議日期為或遲於二零零五年一月一日）所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或聯營公司可辨別資產、負債及或然負債公平值內權益之差額。此等商譽乃按成本減任何累計減值虧損入賬。

因收購一間附屬公司所產生且已資本化之商譽於資產負債表內獨立呈列。因收購一間聯營公司所產生之資本化商譽（以權益會計法計算），計入有關聯營公司之投資成本。

就減值測試，因收購產生之商譽被分配至每個預期因收購而產生協同效應之相關現金產生單位或單位組。獲分配商譽之現金產生單位將每年（或有指標顯示商譽相關之現金產生單位可能出現減值時）進行減值測試。於某財政年度因收購產生商譽時，所獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。當現金產生單位可收回值低於其賬面值，將首先分配減值虧損抵減該單位所獲分配任何商譽之賬面值，再依據該單位內每項資產賬面值按比例抵減其他資產。商譽之減值虧損於損益表內直接確認。商譽減值虧損並不於隨後期間內撥回。

之後一間附屬公司或聯營公司若被出售，則資本化商譽之應佔金額概於計算出售之盈利或虧損時計入。

收入確認

收益包括本集團日常業務中出售貨品及服務的已收或應收代價的公平值。收益在扣除退貨、回佣及折扣，及抵銷本集團間之銷售後列帳。收益按以下基準確認：

銷售商品收入乃於交貨及所有權已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

本集團並無提前採用以下已公布但尚未生效之新訂／經修訂準則及詮釋。

香港會計準則第1號(修訂)	資本披露
香港會計準則第19號(修訂)	精算損益、集團計劃及披露
香港會計準則第39號(修訂)	就預計集團間交易之現金流量對沖會計
香港會計準則第39號(修訂)	公平值認股權
香港會計準則第39號及香港財務報告準則第4號(修訂)	金融擔保合約
香港財務報告準則第7號	金融工具：披露
香港財務報告準則－詮釋第4號	確定一項安排是否含有一項租賃

3. 主要會計政策

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期(倘適用)止計算在內。

必要時，將調整附屬公司之財務報表，以令彼等之會計政策與本集團其他成員所採用者一致。

所有集團內公司間交易、結餘，收入及支出概於綜合時對銷。

就未經綜合計算附屬公司，於彼等資產淨值之少數股東權益與本集團之權益分開呈列。資產淨值內少數股東權益包括於原始業務合併日期之權益，及自合併日期起少數股權之變化。少數股東應佔且數額超逾少數股東於附屬公司權益之虧損，乃針對本集團之權益進行分配，惟少數股東有具約束力責任並能夠作出額外投資彌補虧損之情形除外。

於附屬公司之投資

附屬公司指本集團有權控制其財務及營運政策並一般持有過半數投票權之所有公司(包括特定用途公司)。當評估本集團是否控制另一家公司時，將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入本公司之資產負債表內。

於聯營公司之權益

聯營公司指本集團對其有重大影響力但並無控制權，且一般持有20%至50%投票權之所有公司。

聯營公司之業績，資產及負債乃以會計權益法綜合入財務資料。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益(其包括任何長期權益，而

務報告準則第2號對本集團之主要影響，乃其對授予本公司董事及僱員，於授出日確定之認股權公平值於整個待行使期之開支計量。運用香港財務報告準則第2號之前，於該類認股權行使之前，本集團並不確認其財務影響。

於採納香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」及香港會計準則第38號「無形資產」後，收購附屬公司、共同控制及聯營公司之商譽不再予以攤銷，由以往年度按其估計可使用年期進行攤銷，改為每年進行減值測試。任何於年度內確認之減值虧損於損益表扣除。此項會計政策之轉變已按預期由二零零五年一月一日起應用，而商譽攤銷已於二零零四年十二月三十一日終止。

會計政策之所有變動乃根據各自準則之過渡性條文而作出。除以下各項外，本集團所採納之所有準則均須追溯應用：

- 香港會計準則第16號－就自一項資產交易中購入之物業、廠房及設備，其初步計量乃依據公平值計算，且僅適用於未來交易；

- 香港會計準則第21號－作為海外業務一部分的、對商譽及公平值調整無追溯力之會計處理；

- 香港會計準則第39號－不允許根據此準則追溯確認、終止確認及計算金融資產及負債。本集團於二零零四年比較資料中就其他投資應用以往之會計實務準則第24號「證券投資會計」處理證券投資及對沖關係。會計實務準則第24號與香港會計準則第39號之會計差異所需之調整，已於二零零五年一月一日確定並確認；

- 香港會計準則第40號－由於本集團已採用公平值模式，本集團無須再重列比較資料，任何調整（包括對投資物業重估盈餘任何部分之重新分類）均須針對於二零零五年一月一日之保留溢利進行調整；

- 香港會計準則-詮釋第15號－於二零零五年一月一日前開始之任何租賃，其激勵措施均不要求確認；

- 香港財務報告準則第2號－所有於二零零二年十一月七日後授出且於二零零五年一月一日尚未歸屬之所有權益工具才須追溯應用；及

- 香港財務報告準則第3號－於二零零五年一月一日後不作追溯應用。

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
採納香港財務報告準則第3號之影響：		
行政費用減少－商譽攤銷	407	–
每股盈利（基本及攤薄）增加	0.02仙	–
採納香港會計準則第39號之影響：		
可供出售金融資產增加	527	–
證券投資減少	527	–
以公平值計入損益之金融資產增加	20	–
其他投資減少	20	–
衍生金融工具增加	3,910	–
行政費用增加：		
－可供出售金融資產	175	–
－衍生金融工具	17	–
每股盈利（基本及攤薄）減少	0.01仙	–

香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號（修訂）	金融資產及負債之過渡性及初步確認
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃－激勵措施
香港財務報告準則第2號	以股份方式支付
香港財務報告準則第3號	業務合併

除下文進一步載述者外，採納新訂／經修訂香港會計準則、詮釋及香港財務報告準則並無對本集團之會計政策造成重大影響。

概括而言：

- 香港會計準則第1號對少數股東權益、應佔聯營公司除稅後業績淨額之呈列及其他披露事項造成影響。

- 香港會計準則第2、7、8、10、16、23、27、28、33號及香港會計準則詮釋第15號對本集團政策並無重大影響。

- 香港會計準則第21號並未對本集團政策造成實質影響。每個合併實體之功能貨幣均已按經修訂標準之指引進行重估。

- 香港會計準則第24號對識別關連方及若干其他關聯方披露構成影響。

採納香港會計準則第17號「租賃」導致有關租賃土地由物業、廠房及設備重新分類為經營租賃之會計政策有變。倘土地及樓宇不能於收購日作可靠分配，土地及樓宇項目將繼續被視為物業、廠房及設備並以成本列賬。

採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」導致有關以公平值計入損益之其他金融資產及可供出售金融資產之分類之會計政策有變，同時亦導致按公平值確認衍生金融工具，公平值之變動於損益表確認。

於本年度，本集團首次應用香港會計準則第40號「投資物業」。本集團選擇運用公平價值模式對投資物業列賬，該模式規定由投資物業之公平價值轉變所產生之收益或虧損乃直接於其產生年度之損益內確認。於過往年度，根據以往之會計實務準則（「會計實務準則」）第13號，投資物業乃按公開市值計量，而重估盈餘或虧絀則計入投資物業重估儲備或於投資物業重估儲備扣除，除非該儲備之結餘不足以抵銷重估減值（在該情況下，重估減值超出投資物業重估儲備結餘之部分將於損益表扣除）。倘減值之前已於損益表扣除而及後產生重估增值，則相等於過往已扣除之減值部分會計入損益表。由二零零五年一月一日起，本集團已應用香港會計準則第40號之相關過渡性條文及選擇應用香港會計準則第40號。

於本年度，本集團採納香港財務報告準則第2號：以股份形式支付。該準則要求本集團於購買貨品或獲取服務以交換股份或股份權利（「權益結算交易」）時，或以一定數量股份或股份權利交換其他等值資產（「現金結算交易」）時，確認開支。香港財

財務報表賬項附註

截至二零零五年十二月三十一日止年度

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要經營地點之地址於本年報公司資料部份披露。

本公司乃一間控股公司，其附屬公司主要從事高質素、名牌產品之進口、市場推廣及分銷業務，為亞洲地區(特別是中華人民共和國(中國)大陸、香港、澳門、新加坡及馬來西亞市場)顧客提供服務。產品主要包括空調產品、家用電器、影音電子產品(包括汽車音響)、汽車及配件，以及其他電子產品。

財務報表以港幣(即本公司之功能貨幣)呈列。財務報表於二零零六年四月十一日由董事會批准並授權刊發。

2. 編製基準

此綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」，亦包含香港會計準則及其詮釋)、香港普遍接納之會計原則，香港公司條例之披露要求及香港聯合交易所有限公司證券上市規則(「上市規則」)之適用披露要求編製。該綜合財務報表按歷史成本慣例編製，惟若干可供出售金融資產之重估、以公平值計入損益之金融資產及金融負債(包括衍生金融工具)及以公平值入賬之投資物業例外。

依據香港財務報告準則編製財務報表，須採用若干關鍵會計估計。亦要求管理層於應用本公司會計政策時運用其判斷。

採納新訂／經修訂之香港財務報告準則

於二零零五年，本集團已採納以下有關其業務之香港財務報告準則之新訂／經修訂準則及詮釋。二零零四年之比較數字已根據有關之規定重列。

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量報表
香港會計準則第8號	會計政策、會計估計之變更及差錯
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利

	附註	二零零五年 港幣千元	二零零四年 港幣千元
投資業務			
出售投資物業		9,176	–
購買物業、廠房及設備		(18,883)	(2,584)
出售物業、廠房及設備所得款項		2,984	548
出售附屬公司所得款項	39	–	7,762
已收利息		349	228
增加於一間附屬公司之股權		–	(2,287)
於一間聯營公司之投資		–	(7,025)
投資業務所用現金淨額		(6,374)	(3,358)
融資業務			
新造銀行貸款		306,494	216,951
發行可換股貸款票據所得款項淨額		28,265	–
新訂融資租賃債務		–	540
償還銀行貸款		(260,662)	(261,043)
償還一名供應商之貸款		(46,817)	–
因少數股東之出資而增加於一間附屬公司之股本增加		–	16
已付利息		(4,824)	(4,097)
償還融資租賃債務		(82)	(49)
償還一名少數股東墊付之貸款		(128)	–
已付融資租賃費用		(13)	(8)
融資業務所得／(所用)現金淨額		22,233	(47,690)
現金及現金等值項目增加淨額		5,145	12,523
於一月一日之現金及現金等值項目		13,695	1,796
外幣匯率變動之影響		(237)	(624)
於十二月三十一日之現金及現金等值項目		18,603	13,695
現金及現金等值項目結餘分析			
即：			
現金及現金等值項目		24,009	15,952
銀行透支		(5,406)	(2,257)
		18,603	13,695

列載於第21至66頁之附註為該等財務報表之組成部分。

綜合現金流量表

截至二零零五年十二月三十一日止年度

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
經營業務		
除税前盈利／(虧損)	48,898	(28,601)
經作出以下調整：		
應佔聯營公司業績	20,739	19,743
利息收入	(349)	(48)
利息支出	6,272	7,336
融資租賃費用	13	8
折舊	5,681	6,773
商譽攤銷	—	407
應付附屬公司款項資本化之滙兑虧損	842	—
出售物業、廠房及設備之虧損	77	558
可供出售之金融資產公平值虧損	175	—
其他以公平值計入損益的金融資產公平值虧損	81	—
衍生金融工具公平值虧損	17	—
司法索償撥備	30,656	—
其他投資之未變現持有收益	—	(1)
持作出售物業減值撥回至可變現淨值	(3,330)	(2,207)
投資物業公平值(收益)／虧損	(12,728)	1,594
出售附屬公司虧損淨額	—	1,745
一名供應商貸款之匯兑虧損	—	214
清償一項貸款之收益	(88,178)	—
豁免應付一間關聯公司非流動免息款項之應計利息支出	(487)	—
未計營運資金變動前之經營現金流量	8,379	7,521
存貨減少	3,866	22,110
持作出售物業減少	12,480	23,246
貿易往來及其他應收賬款增加	(31,246)	(7,674)
應收聯營公司款項減少／(增加)	4,403	(8,188)
應收關聯公司款項減少	—	2,085
貿易往來及其他應付賬款增加	12,612	21,752
應付票據(減少)／增加	(20,680)	4,932
應付董事款項減少	—	(1,619)
應付關聯公司款項減少	(274)	(429)
經營(所用)／所得現金	(10,460)	63,736
退回／(已付)香港利得税	44	(132)
已付海外税項	(298)	(33)
	(254)	(165)
經營業務(所用)／所得現金淨額	(10,714)	63,571

上表包括本集團應佔聯營公司之收購後累計虧損，詳情如下：

	港幣千元
於二零零四年一月一日	(27,616)
年內虧損	(19,743)
於二零零四年十二月三十一日	(47,359)
年內虧損	(20,739)
於二零零五年十二月三十一日	(68,098)

附註：本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

綜合權益變動報表

截至二零零五年十二月三十一日止年度

	本公司權益持有人應佔						少數股東權益	合計
	股本	資本贖回儲備	外匯儲備	可換股貸款票據之權益部份	其他儲備	累計虧損		
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元 (附註)	港幣千元	港幣千元	港幣千元
本集團								
於二零零四年一月一日，前期呈報為權益	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
於二零零四年一月一日，前期獨立呈報為少數股東權益	–	–	–	–	–	–	–	–
於二零零四年一月一日，重列	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	(319)	–	–	–	–	(319)
直接於權益內確認之開支淨值	–	–	(319)	–	–	–	–	(319)
本年度盈利／(虧損)	–	–	–	–	–	1,722	(821)	901
本年度確認(支出)／收入總額	–	–	(319)	–	–	1,722	(821)	582
因一間附屬公司增加股本產生之增額	–	–	–	–	–	–	2,430	2,430
於二零零四年十二月三十一日及二零零五年一月一日，重列	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	2,012	–	–	–	–	2,012
直接於權益確認之收入淨額	–	–	2,012	–	–	–	–	2,012
本年度盈利	–	–	–	–	–	35,461	1,935	37,396
本年度確認收入總額	–	–	2,012	–	–	35,461	1,935	39,408
確認可換股貸款票據之權益部分	–	–	–	185	–	–	–	185
於二零零五年十二月三十一日	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521

資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元
非流動資產			
物業、廠房及設備	*18*	421	468
於附屬公司之投資	*21*	262,768	262,768
		263,189	263,236
流動資產			
貿易往來及其他應收賬款		813	1,421
應收附屬公司款項	*25*	176,405	69,400
其他投資	*26*	–	36
其他以公平值計入損益的金融資產	*28*	20	–
銀行結存及現金		78	365
		177,316	71,222
流動負債			
貿易往來及其他應付賬款		3,217	2,826
應付附屬公司款項	*25*	157,723	65,065
應付關聯公司款項	*32*	877	2,177
		161,817	70,068
流動資產淨值		15,499	1,154
總資產減流動負債		278,688	264,390
非流動負債			
可換股貸款票據	*31*	28,951	–
應付一間關聯公司款項	*32*	1,162	–
		30,113	–
資產淨值		248,575	264,390
本公司權益持有人應佔資本及儲備			
股本	*37*	221,615	221,615
儲備	*38*	26,960	42,775
總權益		248,575	264,390

	附註	二零零五年 港幣千元	二零零四年 港幣千元 （重列）
非流動負債			
可換股貸款票據	31	28,951	–
一年後到期之融資租賃債務	33	319	408
一年後到期之貸款	34	13,727	131,624
一名少數股東貸款	35	–	128
應付一間關聯公司款項	32	5,352	–
遞延税項負債	36	21,152	25,094
		69,501	157,254
資產淨值		304,521	264,928
資本及儲備			
股本	37	221,615	221,615
儲備		79,362	41,704
本公司權益持有人應佔權益		300,977	263,319
少數股東權益		3,544	1,609
總權益		304,521	264,928

列載於第21至66頁之附註為該等財務報表之組成部分。

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元 （重列）
非流動資產			
投資物業	17	200,847	172,305
物業、廠房及設備	18	102,664	117,528
商譽	19	2,306	2,306
於聯營公司之權益	22	60,545	79,926
證券投資	26	—	702
可供出售之金融資產	27	527	—
遞延税項資產	36	6,300	21,300
		373,189	394,067
流動資產			
存貨	23	81,157	85,023
持作出售物業之可變現淨值		24,851	34,000
貿易往來及其他應收賬款	24	103,942	73,587
應收聯營公司款項	25	4,528	8,931
其他投資	26	—	101
其他以公平值計入損益的金融資產	28	20	—
衍生金融工具	46	3,910	—
現金及現金等值項目	47	24,009	15,952
		242,417	217,594
流動負債			
貿易往來及其他應付賬款	29	118,832	107,768
司法索償撥備	30	30,656	—
應付票據		18,160	38,840
應繳税項		421	241
應付關聯公司款項	32	4,100	9,726
一年內到期之融資租賃債務	33	82	84
一年內到期之貸款	34	69,333	32,820
		241,584	189,479
流動資產淨值		833	28,115
總資產減流動負債		374,022	422,182

2. 經審核財務報表

以下為摘錄自本公司截至二零零五年十二月三十一日止年度年報之經審核財務報表：

綜合損益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重列)
營業額	6及7	689,770	618,618
銷售成本		(549,330)	(487,512)
毛利		140,440	131,106
其他營業收入	8	10,721	6,788
分銷費用		(50,413)	(55,850)
行政費用		(95,101)	(80,548)
出售持作出售物業之虧損		(2,905)	–
投資物業公平值收益／(虧損)	17	12,728	(1,594)
持作出售物業減值撥回至可變現淨值		3,330	2,207
債務清償收益	34	88,178	–
司法索償撥備	30	(30,656)	–
經營盈利	9	76,322	2,109
財務費用	10	(6,685)	(7,902)
出售附屬公司之虧損淨額	11	–	(1,745)
重組費用	12	–	(1,320)
應佔聯營公司業績	22	(20,739)	(19,743)
除稅前盈利／(虧損)		48,898	(28,601)
所得稅(開支)／撥回	13	(11,502)	29,502
本年度盈利		37,396	901
應佔：			
本公司權益持有人		35,461	1,722
少數股東權益		1,935	(821)
		37,396	901
本公司權益持有人應佔之每股盈利			
－ 基本及攤薄	14	1.60仙	0.08仙

列載於第21至66頁之附註為該等財務報表之組成部分。

1. 財務資料概要

以下概述本集團截至二零零五年十二月三十一日止三個年度經審核綜合損益表以及資產及負債：

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*
業績			
營業額	553,232	618,618	689,770
銷售成本	(432,584)	(487,512)	(549,330)
毛利	120,648	131,106	140,440
經營(虧損)／盈利	(49,377)	2,109	76,322
稅前(虧損)／盈利	(82,632)	(28,601)	48,898
所得稅(開支)／撥回	(2,699)	29,502	(11,502)
計入少數股東權益前(虧損)／盈利	(85,331)	901	37,396
少數股東權益	579	821	(1,935)
年內(虧損)／盈利	(84,752)	1,722	35,461
股息	0	0	0
每股(虧損)／盈利－基本	(6.35)仙	0.08仙	1.60仙
資產及負債			
總資產	646,322	611,661	615,606
總負債	(384,406)	(346,733)	(311,085)
資產淨值	261,916	264,928	304,521
少數股東權益	－	(1,609)	(3,544)
股東資金	261,916	263,319	300,977

股東批准

根據上市規則，出售（包括支付職工補償金）及轉讓共同構成本公司之主要交易，並需獲股東批准。概無股東須就有關出售及轉讓之決議案放棄投票。控股股東（於最後實際可行日期合共擁有本公司已發行股本約57.98%權益）已於二零零六年七月四日以書面形式批准購股及認購協議、產品經銷權轉讓協議、職工補償協議書以及和記電業（環球）及和記電業據此對其各自責任之履行。

控股股東包括Modern Orbit Limited、李文輝先生（李文彬先生之兄弟）、何秀月女士（李文輝先生之配偶）、李文彬先生（李文輝先生之兄弟）、Fisherman Enterprises Inc.（由李文彬先生全資擁有之公司）及佘金霞女士（李文輝先生及李文彬先生之母親））；彼等於最後實際可行日期分別持有117,133,570股、3,556,438股、673,873股、471,900股、1,445,719股及5,209,716股股份之權益，分別佔本公司已發行股本約52.85%、1.60%、0.30%、0.21%、0.65%及2.35%。Modern Orbit Limited由The WS Lee Unit Trust之信託人Cyber Tower Inc.全資擁有。The WS Lee Unit Trust之99%基金單位由李永森先生之家族成員（包括佘金霞女士、李文輝先生及李文彬先生（全部均為受益人））全權信託持有。The WS Lee Unit Trust餘下之1%由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由佘金霞女士、李文輝先生及李文彬先生擁有。

控股股東之書面批准獲接納可取代上市規則第14.44條規定須召開之股東大會，因此將不會就批准購股及認購協議、產品經銷權轉讓協議、職工補償協議書、及據此擬進行之出售、轉讓和支付職工補償金召開股東大會。

進一步資料

務請　閣下留意列載於各附錄之進一步資料。

此　致

列位股東　台照

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零六年七月二十八日

根據中國適用的法律和法規，金羚電器須因購股及認購協議項下擬進行之交易而終止現有職工合約，向其僱員支付補償金，金額由江門勞動和社會保障局釐定。須付之職工補償金金額須由江門勞動和社會保障局於交易完成日期或以前釐定（購股及認購協議－「出售及轉讓」一段所指之條件(h)），此乃完成購股及認購協議之先決條件。

根據職工補償協議書，職工補償金的金額由和記電業（環球）和江門洗衣機平分，惟和記電業（環球）須支付的金額不會超過人民幣15,000,000元（相等於約14,600,000港元）。倘支付金額超過人民幣15,000,000元（相等於約14,600,000港元），該金額的額外部份須由江門洗衣機負責支付。

進行交易之理由及所得款項用途

本集團主要從事空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件、機動游艇，以及其他電子及電器產品的進口、市場推廣和分銷業務。

誠如本公司之二零零五年年報所述，雖然金羚電器於截至二零零五年十二月三十一日止年度之銷售增加人民幣29,600,000元達至人民幣494,300,000元，本集團仍然因為原材料成本上升對金羚電器之毛利率造成不利影響而需承擔23,500,000港元之虧損。本集團之公司策略為尋找解決方案，將其於金羚電器之投資虧損減至最少，從而專注調配資源擴展本集團以高消費者為對象之生活方式品牌及產品，以迎合特別是中國內地客戶之增長需求。出售及轉讓乃本集團將金羚電器之虧損減至最低之解決方案。出售及轉讓之所得款項總額為人民幣56,000,000元（相等於約54,300,000港元）（假設出售代價並無調整），將用作營運資金。

根據本集團於二零零五年十二月三十一日在金羚電器之投資價值52,900,000港元（代表本集團應佔金羚電器之資產淨值），出售及轉讓後，於截至二零零六年十二月三十一日止之財政年度（假設出售於該財政年度內完成），本集團將確認約1,400,000港元之收益（尚未計算出售代價之任何調整及和記電業（環球）分佔職工補償金之款項）。除上述披露外，出售（包括支付職工補償金）及轉讓將不會對本公司之盈利及資產及負債構成任何影響。

考慮到上述因素，董事認為出售及轉讓之條款均屬公平合理，且符合本公司及本公司股東之整體利益。

金羚電器

金羚電器於一九九四年九月十六日在中國江門成立。於購股及認購協議訂立之日期，金羚電器之註冊資本為人民幣263,500,000元（相等於約255,600,000港元），由和記電業（環球）及江門洗衣機各出資人民幣131,750,000元（相等於約127,800,000港元）。金羚電器之損益由和記電業（環球）及江門洗衣機由彼等各自所佔股本權益按比例分攤50%。金羚電器之業務範圍包括製造和買賣家用電器如洗衣機，及提供相關之保養服務。金羚電器之經營期限為30年，由一九九四年九月十六日至二零二四年九月十五日。

於完成出售後，本公司將不再擁有任何金羚電器之權益。

本公司於金羚電器之權益在本公司之經審核綜合財務報表內入賬為於聯營公司之權益，於二零零四年十二月三十一日及於二零零五年十二月三十一日之價值分別為75,161,000港元及52,930,000港元。

就本集團於金羚電器之50%股本權益，於截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個年度的應佔虧損，分別為17,483,000港元及23,455,000港元。

產品經銷權轉讓協議

於二零零六年六月三十日，和記電業、金羚電器及Candy訂立產品經銷權轉讓協議，以現金代價人民幣6,000,000元（相等於約5,800,000港元）將經銷權轉讓予Candy。產品經銷權轉讓協議將於交易完成日期開始生效。

根據和記電業與金羚電器訂立之出口經銷合約，日期為一九九四年十月二十九日，和記電業獲授經銷權。訂約方須訂立產品經銷權轉讓協議，據此，和記電業在出口經銷合約下之經銷權將轉讓予Candy，由交易完成日期開始生效，此乃購股及認購協議其中一條條款。

職工補償協議書

於二零零六年六月三十日，和記電業（環球）、江門洗衣機和金羚電器訂立職工補償協議書，支付職工補償金。據此，和記電業（環球）須負責不超過人民幣15,000,000元（相等於約14,600,000港元）的職工補償金。

參考權益淨值乃根據中國會計準則編製金羚電器截至二零零五年十二月三十一日止年度之經審核財務報表所示於二零零五年十二月三十一日之金羚電器權益淨值。

完成交易權益淨值乃根據中國會計準則編製金羚電器截至二零零六年六月三十日止六個月之未經審核財務報表所示於二零零六年六月三十日金羚電器權益淨值，減參考權益淨值後，除以180日乘以自二零零六年一月一日至交易完成日期前第二日之間之日數加參考權益淨值。

根據購股及認購協議，倘：

(a) 完成交易權益淨值高於參考權益淨值，於交易完成日期Candy應付和記電業(環球)之出售代價應按超出參考權益淨值金額之50%調高；及

(b) 完成交易權益淨值低於參考權益淨值，於交易完成日期Candy應付和記電業(環球)之出售代價應按低於參考權益淨值金額之50%調低，惟倘若經調整價低於人民幣34,000,000元(相等於約33,000,000港元)，和記電業(環球)將有權終止購股及認購協議。

提供銀行擔保

根據購股及認購協議，和記電業(環球)及江門洗衣機已於交易完成日期前就有關金羚電器之事務提供若干保證，並已承諾就違反以下各項向Candy作出賠償：

(a) 有關税項、職工、社會保障及環境事宜之保證，直至適用法定限期到期後六十天為止；及

(b) 有關除上述(a)所指以外之所有事宜之保證，直至批准金羚電器截至二零零七年十二月三十一日止年度財務報表之日期。

就違反該等保證而言，除因税務事宜及欺騙行為(在該情況下和記電業(環球)之最高責任限於調整後之出售代價)外，和記電業(環球)之最高責任為相等於人民幣11,000,000元(相等於約10,700,000港元)。為擔保履行其責任，和記電業(環球)將於交易完成日期向Candy交付一項相等於人民幣11,000,000元(相等於約10,700,000港元)之銀行擔保，到期日為二零零九年六月三十日。

出售須待於交易完成日期或以前履行(其中包括)以下條件:

(a) (i)江門洗衣機與金羚電器簽訂商標轉讓合約,將江門洗衣機已於中國、香港、澳門特別行政區及台灣註冊或申請註冊之「金羚」系列商標轉讓予金羚電器,代價為人民幣25,000,000元(相等於約24,300,000港元);及(ii)終止江門洗衣機與金羚電器所訂立,日期為二零零四年五月二十八日之商標使用許可合約;

(b) 簽訂產品經銷權轉讓協議;

(c) 中國機關批准購股及認購協議、由Candy與江門洗衣機因購股及認購協議項下擬進行之交易轉讓取代和記電業(環球)及江門洗衣機簽訂之現有合營企業協議而簽訂之新合營企業協議及金羚電器之新組織章程;

(d) 國家工商行政管理局重新發出登記江門洗衣機及Candy為金羚電器股東之營業執照;

(e) 江門洗衣機授權金羚電器使用江門洗衣機擁有之洗衣機產品專利;

(f) 將由金羚電器現時用作辦事處之若干物業登記到金羚電器名下;

(g) 按下文「出售代價之調整」一段所載之方式完成出售代價之調整;及

(h) 勞動和社會保障局釐定有關金羚電器就因購股及認購協議項下擬進行之交易而終止現有僱員勞工合約而須支付之職工補償金金額。

出售代價之調整

出售代價乃由各訂約方按公平原則磋商釐定及參考載於本公司賬簿內關於和記電業(環球)於金羚電器之投資賬面值。

於交易完成日期Candy應付和記電業(環球)之出售代價將參考權益淨值與完成交易權益淨值之間之差異按元基準予以調整。

(b) 本公司之全資附屬公司和記電業、金羚電器及Candy訂立產品經銷權轉讓協議，以現金代價人民幣6,000,000元(相等於約5,800,000港元)將經銷權轉讓予Candy。

(c) 和記電業(環球)、江門洗衣機和金羚電器訂立職工補償協議書，支付職工補償金。據此，和記電業(環球)須負責支付不超過人民幣15,000,000元(相等於約14,600,000港元)的職工補償金。

根據上市規則，出售(包括支付職工補償金)及轉讓共同構成本公司之主要交易。本通函之目的乃向股東提供有關購股及認購協議、產品經銷權轉讓協議、職工補償協議書，據此擬進行之出售、轉讓和支付職工補償金之進一步資料。

出售及轉讓

購股及認購協議

於二零零六年六月三十日，本公司之全資附屬公司和記電業(環球)、江門洗衣機及Candy訂立購股及認購協議，內容為有關(其中包括)和記電業(環球)以現金代價人民幣50,000,000元(相等於約48,500,000港元)出售其於金羚電器之50%股本權益，惟出售代價可能根據下文「出售代價之調整」一段所載作出調整。出售代價將於完成時(惟不得遲於二零零六年十月十八日)由Candy向和記電業(環球)支付。

江門洗衣機現持有金羚電器50%股本權益。除披露以外，經所有合理查詢後，據董事所知、所悉和所信，江門洗衣機及其最終實益擁有人均為獨立第三方。江門洗衣機為金羚集團之投資控股單位，主要從事製造洗衣機、電機、空調及家用電器。

據董事所知，在訂立購股及認購協議之前，Candy與本公司、和記電業(環球)、和記電業、江門洗衣機及金羚電器並無任何關係。經所有合理查詢後，據董事所知、所悉和所信，Candy及其最終實益擁有人均為獨立第三方。Candy為Candy集團之成員(一家私有集團)，主要從事設計及製造家用電器。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *
(於百慕達註冊成立之有限公司)
(股份代號:720)

執行董事:
李永森先生(榮譽主席)
李文輝先生(執行主席兼行政總裁)
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生

非執行董事:
余金霞女士

獨立非執行董事:
陳文生先生
李卓民先生
張應坤先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處:
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者:

主要交易
出售於中華人民共和國成立
之合營企業的股本權益

緒言

於二零零六年七月六日,本公司宣佈於二零零六年六月三十日,

(a) 本公司之全資附屬公司和記電業(環球)、江門洗衣機及Candy訂立購股及認購協議,內容為有關(其中包括)和記電業(環球)以現金代價人民幣50,000,000元(相等於約48,500,000港元)出售其於金羚電器之50%股本權益,惟出售代價可能有所調整。

* *僅供識別*

在本通函內，人民幣1.00元相當於0.97港元。有關匯率僅供參考，並不表示任何金額已經或曾可或可以按此匯率或任何其他匯率兌換。

「職工補償協議書」	指	和記電業(環球)、江門洗衣機和金羚電器於二零零六年六月三十日就支付職工補償金訂立的協議書；
「上市規則」	指	聯交所證券上市規則；
「和記電業(環球)」	指	和記電業(環球)有限公司為本公司之全資附屬公司；
「中國」	指	中華人民共和國，僅就本通函而言，不包括香港、澳門特別行政區及台灣；
「參考權益淨值」	指	金額人民幣111,034,255.26元，為根據中國會計準則編製金羚電器截至二零零五年十二月三十一日止年度之經審核財務報表所示於二零零五年十二月三十一日之金羚電器權益淨值；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「股份」	指	本公司股本中每股面值1.00港元之股份；
「股東」	指	股份持有人；
「購股及認購協議」	指	和記電業(環球)、江門洗衣機及Candy於二零零六年六月三十日就有關(其中包括)出售而訂立之協議；
「聯交所」	指	香港聯合交易所有限公司；
「和記電業」	指	和記電業有限公司，為本公司之全資附屬公司；
「港元」	指	港元，香港之法定貨幣；
「人民幣」	指	人民幣，中國之法定貨幣；及
「美元」	指	美元，美利堅合眾國之法定貨幣。

「出售代價」	指	出售代價為人民幣50,000,000元(相等於約48,500,000港元),須按董事會函件「出售代價之調整」一段所載作出調整;
「經銷權」	指	根據出口經銷合約,於全球(中國以外)分銷由金羚電器製造或分銷之產品之權利;
「出口經銷合約」	指	金羚電器及和記電業於一九九四年十月二十九日就經銷權而訂立之協議;
「本集團」	指	本公司及其附屬公司,而本集團成員公司按此詮釋;
「香港」	指	中國香港特別行政區;
「獨立第三方」	指	與本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士概無關連之獨立第三方;
「江門洗衣機」	指	江門市洗衣機廠,金羚電器之中方,於本通函日期,持有金羚電器50%之股本權益;
「金羚電器」	指	金羚電器有限公司,一家於中國成立之中外合營企業;
「最後實際可行日期」	指	二零零六年七月二十六日,即本通函付印前為確定載於本通函之若干資料之最後實際可行日期;
「職工補償金」	指	根據中國有關法律和法規,就因購股及認購協議項下擬進行之交易而終止現有職工合約而須付之補償金,該金額由江門勞動和社會保障局釐定,並由和記電業(環球)及江門洗衣機所應承擔;

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「產品經銷權轉讓協議」	指	和記電業、金羚電器及Candy於二零零六年六月三十日就有關轉讓而訂立之協議；
「轉讓」	指	和記電業根據產品經銷權轉讓協議將經銷權轉讓予Candy；
「關連人士」	指	具上市規則所賦予之涵義；
「Candy」	指	Candy Elettrodomestici S.r.l.,一家根據意大利法律註冊成立之公司，並為獨立第三方；
「交易完成日期」	指	完成購股及認購協議之日期，不遲於二零零六年十月十八日；
「完成交易權益淨值」	指	根據中國會計準則編製金羚電器截至二零零六年六月三十日止六個月之未經審核財務報表所示於二零零六年六月三十日金羚電器權益淨值，減參考權益淨值後，除以180日乘以自二零零六年一月一日至交易完成日期前第二日之間之日數加參考權益淨值；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「控股股東」	指	Modern Orbit Limited、李文輝先生、何秀月女士、李文彬先生、Fisherman Enterprises Inc.及余金霞女士，彼等合共擁有128,491,216股股份之權益，佔本公司於最後實際可行日期之已發行股本約57.98%；
「董事」	指	本公司董事；
「出售」	指	和記電業(環球)根據購股及認購協議向Candy出售金羚電器50%之股本權益；

目 錄

頁次

釋義 1

董事會函件

緒言 5

出售及轉讓 6

購股及認購協議 6

出售代價之調整 7

提供銀行擔保 8

金羚電器 9

產品經銷權轉讓協議 9

職工補償協議書 9

進行交易之理由及所得款項用途 10

股東批准 11

進一步資料 11

附錄一 — 本集團之財務資料

財務資料概要 12

經審核財務報表 13

債項聲明 67

營運資金 68

重大不利變動 68

本集團之經營及財政展望 68

附錄二 — 一般資料

責任聲明 70

董事於證券之權益 70

主要股東 73

服務合約 74

構成競爭之權益 74

重大合約 74

訴訟 77

其他事項 78

備查文件 78

此乃要件　請即處理

閣下對本通函任何方面如有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：720)

主要交易

出售於中華人民共和國成立之合營企業的股本權益

* *僅供識別*

二零零六年七月二十八日

82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENT

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

MAJOR AND CONNECTED TRANSACTION
SHARE EXCHANGE AGREEMENT

Independent Financial Adviser to the Independent Board Committee and the Shareholders of Wo Kee Hong (Holdings) Limited


PLATINUM
Securities

* *for identification purpose only*

10 November 2006

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 5

The Exchange

The Share Exchange Agreement 6

Information on Technorient 11

Information on Xact 11

Shareholding structure of Technorient before and upon Closing 14

Reasons for the Exchange 16

Shareholders' approval 17

Further information 18

Letter from the Independent Board Committee 19

Letter from Platinum 20

Management discussion and analysis of Xact 39

Appendix I – Financial information of the Group

Summary of financial information 41

Audited financial statements 42

Unaudited financial statements 98

Statement of indebtedness 117

Working capital 118

Material adverse change 118

Trading and financial prospect of the Group 119

Appendix II – Financial information of Xact 120

Appendix III – Unaudited pro forma financial information of the Enlarged Group 149

CONTENTS

Page

Appendix IV – General information

Responsibility statement 156

Directors' interests in securities 156

Substantial Shareholders 158

Service contract 159

Competing interests 160

Material contracts 160

Litigation 162

Experts and consents 164

Miscellaneous 164

Documents available for inspection 164

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

"Mr. Adamczyk"	Mr. Herbert Adamczyk, who was interested in approximately 10% of the issued share capital of Technorient prior to Closing and is a director of Technorient;
"associates"	has the meaning ascribed thereto under the Listing Rules;
"Asset Transfer"	the transfer of all the businesses and assets of Xact to a third party (or third parties) before completion of the Exchange as stipulated in Condition Precedent (e) in the paragraph headed "The Share Exchange Agreement – Conditions Precedent" in the letter from the Board;
"Board"	the board of Directors;
"Closing"	the completion of the Exchange;
"Company"	Wo Kee Hong (Holdings) Limited, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Conditions Precedent"	the conditions precedent to the Exchange as set out in the paragraph headed "The Share Exchange Agreement – Conditions Precedent" in the letter from the Board and each a "Condition Precedent";
"Controlling Shareholders"	collectively Modern Orbit Limited, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Ms. Kam Har YUE, who in aggregate are interested in 128,491,216 shares of the Company, representing approximately 57.98% of the issued share capital of the Company as at the Latest Practicable Date;
"Conversion"	the conversion of the outstanding 10% Callable Secured Convertible Notes and the note in the principal amount of US$950,000 convertible into 5,029,339 Xact Shares and 16,600,000 Xact Shares prior to completion of the Exchange as stipulated in Condition Precedent (d) in the paragraph headed "The Share Exchange Agreement – Conditions Precedent" in the letter from the Board;

"Corich"	Corich Enterprises Inc., a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company;
"Directors"	the directors of the Company;
"Enlarged Group"	the Group together with its interest in Xact;
"Exchange"	the transfer of 49% of the share capital of Technorient to Xact in exchange for the Preference Convertible Shares as contemplated in the Share Exchange Agreement;
"First Share Exchange Agreement"	the share exchange agreement dated 9 June 2006 entered into among Corich, Mr. Adamczyk, Xact, Mr. Luca and Technorient in relation to the exchange of the entire issued share capital of Technorient for Preference Convertible Shares convertible into such number of Xact Shares as representing 95% of the issued share capital of Xact upon conversion;
"Group"	the Company and its subsidiaries and members of the Group shall be construed accordingly;
"HKFRSs"	The Hong Kong Financial Reporting Standards;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	the independent committee of the Board, comprising Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors, formed to advise the Shareholders as to the terms of the Share Exchange Agreement and the Exchange contemplated thereunder;
"Independent Third Party"	an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates;
"Latest Practicable Date"	7 November 2006, being the latest practicable date for ascertaining certain information referred to herein prior to the printing of this circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;

"Mr. Luca"	Mr. Fred De Luca, the controlling shareholder of Xact and an Independent Third Party, who was interested in approximately 44.2% of the issued share capital of Xact as at the date of the Share Exchange Agreement but ceased to hold any interest in Xact as at the Latest Practicable Date and is also a director of Xact;
"PRC"	The People's Republic of China, which for the sole purpose of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan;
"Platinum" or "Independent Financial Adviser"	Platinum Securities Company Limited, a corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the SFO, the independent financial adviser appointed for the purpose of advising the Independent Board Committee and the Shareholders as to the terms of the Share Exchange Agreement and the Exchange contemplated thereunder;
"Preference Convertible Share(s)"	the preference convertible stock of Xact of par value of US$0.001 each which are not tradable in the market, the rights of which are set out in the paragraph headed "The Share Exchange Agreement – Rights of the Preference Convertible Shares" in the letter from the Board;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong);
"Share(s)"	share(s) of HK$1.00 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Shares;
"Share Exchange Agreement"	the share exchange agreement dated 15 July 2006 entered into among Corich, Mr. Adamczyk, Xact, Mr. Luca and Technorient in relation to the Exchange, which replaced and superseded the First Share Exchange Agreement;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Technorient"	Technorient Limited, a company incorporated in Hong Kong and will upon Closing be held as to approximately 51% by Corich and its nominee and as to approximately 49% by Xact;

"Technorient Group"	Technorient and its subsidiaries, as shown in the diagram set out in the paragraph headed "Shareholding structure of Technorient before and upon Closing" in the letter from the Board;
"Technorient Shares"	ordinary shares of HK$100 each in the capital of Technorient;
"US GAAP"	United States Generally Accepted Accounting Principles;
"United States"	United States of America;
"Xact"	Xact Aid, Inc, a company incorporated in the State of Nevada, the United States whose shares are traded on the Over-The-Counter Bulletin Board of the United States;
"Xact Share(s)"	common stock of Xact with par value of US$0.001 each;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong; and
"US$"	United States dollars, the lawful currency of the United States.

In this circular, US$1.00 is taken to be equivalent to HK$7.80. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be exchanged at the aforementioned or any other rates.



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

Executive Directors:
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

10 November 2006

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION
SHARE EXCHANGE AGREEMENT

INTRODUCTION

On 20 July 2006, the Company announced that on 15 July 2006, Corich, an indirect wholly-owned subsidiary of the Company and Mr. Adamczyk as sellers entered into the Share Exchange Agreement with Xact as the purchaser, Mr. Luca and Technorient in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by Xact of an aggregate of 972,728 Preference Convertible Shares convertible into an aggregate of 89,689,881 Xact Shares. The Share Exchange Agreement also replaced and superseded the First Share Exchange Agreement.

* *for identification purpose only*

The Exchange constitutes a major disposal and connected transaction and a major acquisition for the Company under the Listing Rules and shall be subject to the approval of the Shareholders. The written approval from the Controlling Shareholders dated 17 July 2006 is accepted in place of holding a general meeting under Rule 14.44 and Rule 14A.43 of the Listing Rules and no general meeting will be convened for the purpose of approving the Share Exchange Agreement and the Exchange contemplated therein.

In compliance with the requirements of the Listing Rules, an Independent Board Committee has been established to advise the Shareholders as to the terms of the Share Exchange Agreement and the Exchange contemplated thereunder.

The Company has appointed Platinum as the independent financial adviser to advise the Independent Board Committee and the Shareholders in respect of the Share Exchange Agreement and the Exchange contemplated thereunder.

The purpose of this circular is to set out (a) the details of the Share Exchange Agreement and the Exchange contemplated thereunder; (b) the recommendation of the Independent Board Committee in respect of the Share Exchange Agreement and the Exchange contemplated thereunder; and (c) the advice of the Platinum to the Independent Board Committee and the Shareholders in respect of the Share Exchange Agreement and the Exchange contemplated thereunder.

THE EXCHANGE

1. The Share Exchange Agreement

Date:

15 July 2006

Parties:

(1) Sellers : (i) Corich, an indirect wholly-owned subsidiary of the Company whose principal business is investment holding; and

(ii) Mr. Adamczyk, who was interested in approximately 10% of the issued share capital of Technorient as at the date of the Share Exchange Agreement and as at the Latest Practicable Date. Mr. Adamczyk is also a director of Technorient. Mr. Adamczyk is a connected person of the Company within the meaning of the Listing Rules.

(2) Purchaser	:	Xact, a company incorporated in the State of Nevada, United States, the common shares of which are traded on the Over-The-Counter Bulletin Board of the United States. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Xact and its ultimate owners are Independent Third Parties.
(3) Mr. Luca	:	Mr. Fred De Luca, a shareholder of Xact who was interested in approximately 44.2% of the issued share capital of Xact as at the date of the Share Exchange Agreement. As at the Latest Practicable Date, Mr. Luca ceased to hold any interest in Xact but remained a director of Xact. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Mr. Luca is an Independent Third Party.
(4) Technorient	:	Technorient, as at the Latest Practicable Date is held as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. Information about the business of Technorient are set out in the paragraph headed "Information on Technorient" below.

Subject matter:

Pursuant to the Share Exchange Agreement, each of Corich and Mr. Adamczyk as sellers will sell to Xact 39% and 10% of the issued share capital of Technorient, respectively.

Consideration:

In consideration for the sale of the Technorient Shares, Xact at Closing issued to Corich and Mr. Adamczyk and/or their nominees an aggregate of 972,728 Preference Convertible Shares convertible into an aggregate of 89,689,881 Xact Shares. The number of Preference Convertible Shares issued at Closing and the number of Xact Shares to be issued upon conversion of the Preference Convertible Shares are as follows:

Seller or nominee(s)	Number of Preference Convertible Shares issued at Closing	Number of Xact Shares to be issued upon conversion *(Note 2)*	Percentage of total Xact Shares to be issued upon conversion of the Preference Convertible Shares
Corich	727,273	67,057,843	40.00%
Mr. Adamczyk	167,273	15,423,323	9.20%
Financial Consultant *(Note 1)*	78,182	7,208,715	4.30%
Total	972,728	89,689,881	53.50%

Notes:

1. The Financial Consultant is an Independent Third Party and the Preference Convertible Shares are issued to the Financial Consultant as part of its remuneration for advising the Company in relation to the Exchange.

2. The Preference Convertible Shares are convertible into Xact Shares at the ratio of one Preference Convertible Share to 92.2045 Xact Shares.

The consideration is determined by the parties after arm's length negotiation taking into account the unique nature of the business of Technorient (as more particularly described in the paragraph headed "Information on Technorient" below) in retailing luxury brand sports cars in Hong Kong, Macau Special Administrative Region and the PRC and the growth potential of the business in light of the growing luxury market in the PRC.

The increase in the authorised share capital of Xact as envisaged in Condition Precedent (c) (please refer to the description in the paragraph headed "The Share Exchange Agreement – Conditions Precedent" below) does not provide for the issue of the 141,439,195 Xact Shares upon conversion of the Preference Convertible Shares. It is envisaged that the capital structure of Xact will be further adjusted to this effect after completion of the Exchange.

Rights of the Preference Convertible Shares:

The following are the rights attached to the Preference Convertible Shares:

Conversion rights	:	The 1,533,973 Preference Convertible Shares (comprising the 972,728 Preference Convertible Shares issued pursuant to the Exchange and the 561,245 Preference Convertible Shares held by Happy Emerald, Ltd.) can be converted into an aggregate of 141,439,195 Xact Shares at the ratio of one Preference Convertible Share to 92.2045 Xact Shares, at any time after its issuance, at the option of the holders of such Preference Convertible Shares.
Voting rights	:	Holders of Preference Convertible Shares will have the same voting rights as holders of Xact Shares as if they had converted the Preference Convertible Shares into Xact Shares.
Return of capital	:	In case of liquidation of Xact, holders of Preference Convertible Shares will be entitled to the return on capital in priority to other class of stock of Xact at US$4.00 per Preference Convertible Share.
Transferability	:	The Preference Convertible Shares and the Xact Shares issuable upon conversion of the Preference Convertible Shares are transferable, subject to compliance with the restriction under the US securities laws.
Dividend	:	No mandatory dividends.

Conditions Precedent:

Completion of the Exchange is conditional upon fulfilment of the following conditions:

(a) Xact shall have received all the regulatory, shareholders and other consents, approvals and authorisation necessary to consummate the transactions contemplated under the Share Exchange Agreement;

(b) the Xact Shares shall continue to be traded on the Over-The-Counter Bulletin Board of the United States and Xact shall not have received any notification materially adversely affecting such status;

(c) the increase of the authorised share capital of Xact to 200,000,000 shares, comprising 100,000,000 Xact Shares and 100,000,000 Preference Convertible Shares, becoming effective;

(d) the conversion of the outstanding 10% Callable Secured Convertible Notes in the aggregate principal amount of US$1,000,000 and the note in the principal amount of US$950,000 into a total of 21,629,339 Xact Shares;

(e) the completion of the transfer of all the assets of Xact to a third party or parties so that Xact shall have no assets or liabilities;

(f) Technorient and each of Corich and Mr. Adamczyk shall have obtained all regulatory, shareholders and other consents, approvals and authorisation necessary to consummate the transactions contemplated under the Share Exchange Agreement; and

(g) Technorient shall have provided to Xact the audited financial statements of Technorient for the years ended 31 December 2004 and 31 December 2005, prepared on the basis of US GAAP.

The Share Exchange Agreement initially provided for fulfillment of the Conditions Precedent on or before 9 August 2006. As more time is required for preparing the relevant documents, including the agreement to transfer the assets of Xact to a third party or parties, the parties have mutually agreed to extend the date of Closing to on or before 5 September 2006.

All the Conditions Precedent have been fulfilled by 5 September 2006. On 5 September 2006, Xact has issued an aggregate of 972,728 Preference Convertible Shares pursuant to the terms of the Share Exchange Agreement, as to 727,273 Preference Convertible Shares to Corich, as to 167,273 Preference Convertible Shares to Mr. Adamczyk and as to 78,182 Preference Convertible Shares to the Financial Consultant. The bought and sold notes and instruments of transfer in respect of 49% interest in Technorient have been executed by the relevant parties on 5 September 2006. However, as the amount of stamp duty payable on the transfer of the interest in Technorient has yet to be assessed by the Inland Revenue Department, the bought and sold notes and instruments of transfer have not yet been stamped and the transfer of the Technorient shares have not been completed.

Replacement of the First Share Exchange Agreement

The Share Exchange Agreement also replaced and superseded the First Share Exchange Agreement. Subsequent to the signing of the First Share Exchange Agreement, to ensure compliance with the Listing Rules, the Company commenced negotiation with Xact and Mr. Luca to restructure the transaction contemplated under the First Share Exchange Agreement. After negotiations, the parties agreed to exchange an aggregate of 49% of the issued share capital of Technorient for Preference Convertible Shares convertible into such number of Xact Shares as representing 53.5% of the issued capital of Xact upon conversion.

2. Information on Technorient

Technorient is a company incorporated in Hong Kong on 8 March 1983 and as at the date of the Share Exchange Agreement was held as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. As at the Latest Practicable Date, as the transfer of the 49% interest in Technorient to Xact has not been completed, Technorient is still held as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. Upon completion of the transfer of the 49% interest in Technorient to Xact, Technorient will be held as to approximately 51% by Corich and its nominee and as to approximately 49% by Xact. It is an indirect subsidiary of the Company and will remain an indirect subsidiary of the Company upon completion of the Exchange. Technorient is the holding company of the operating subsidiaries for the cars and car accessories business of the Group. The car and car accessories business of the Group consists mainly of import, distribution and after-sale service of Italian "Ferrari" and "Maserati" branded cars and spare parts in Hong Kong, Macau Special Administrative Region and the PRC.

The audited consolidated net asset value of the Technorient Group as at 31 December 2005 based on the HKFRSs is HK$35,648,758. The unaudited consolidated net asset value of the Technorient Group as at 31 March 2006 based on US GAAP is US$3,842,546 (equivalent to approximately HK$29.97 million).

The audited consolidated profit before and after tax of the Technorient Group for the two years ended 31 December 2004 and 31 December 2005 based on the HKFRSs are as follows:

	For the year ended 31 December 2004	**For the year ended 31 December 2005**
	HK$	*HK$*
Consolidated profit before tax	7,120,042	13,259,519
Consolidated profit after tax	13,420,042	13,259,519

3. Information on Xact

Xact is a company incorporated in the State of Nevada of the United States on 19 April 2004. The authorised share capital of Xact is 200,000,000 shares, comprising 100,000,000 Xact Shares and 100,000,000 Preference Convertible Shares. As at the Latest Practicable Date, Xact has issued 26,229,180 Xact Shares and 1,533,973 Preference Convertible Shares.

The shareholding structure of Xact before and after the issue of the Preference Convertible Shares is as follows:

	Shareholding structure of Xact as at the date of the Share Exchange Agreement		Shareholding structure of Xact as at the Latest Practicable Date (taking into account the issue of Preference Convertible Shares)		Shareholding structure of Xact upon conversion of the Preference Convertible Shares in full	
Name of shareholder	Number of Xact Shares and Approximate %	Number of Preference Convertible Shares and Approximate %	Number of Xact Shares and Approximate %	Number of Preference Convertible Shares and Approximate %	Number of Xact Shares and Approximate %	Number of Preference Convertible Shares and Approximate %
Mr. Luca	6,000,000 44.2%	–	–	–	–	–
Mr. Federico Cabo and Mr. Robert Pautsch	3,500,000 25.78% *(Note 1)*	–	500,000 1.91% *(Note 3)*	–	500,000 0.30% *(Note 3)*	–
Public shareholders	4,076,021 30.02%	–	25,729,180 98.09% *(Note 4)*	–	25,729,180 15.30%	–
Corich	–	–	–	727,273 47.41%	67,057,843 40.00%	–
Mr. Adamczyk	–	–	–	167,273 10.90%	15,423,323 9.20%	–
Financial Consultant	–	–	–	78,182 5.10%	7,208,715 4.30%	–
Happy Emerald, Ltd. *(Note 2)*	–	–	–	561,245 36.59%	51,749,314 30.90%	–
Total	13,576,021 100%	–	26,229,180 100%	1,533,973 100%	167,668,375 100%	–

Notes:

1. The 25.78% interest represents the aggregate interest of Mr. Federico Cabo and Mr. Robert Pautsch. Prior to the Closing, Mr. Luca and Mr. Federico Cabo have surrendered their interest in Xact for cancellation.

2. Happy Emerald, Ltd. and its ultimate beneficial owners are Independent Third Parties.

3. The 1.91% interest (which will be diluted to 0.30% upon conversion of the Preference Convertible Shares in full) represents the interest of Mr. Robert Pautsch in Xact. As at the Latest Practicable Date, Mr. Federico Cabo ceased to hold any shares in Xact.

4. The 25,729,180 Xact Shares comprised the 4,099,841 held by the public shareholders and 21,629,339 Xact Shares issued pursuant to the Conversion as referred to in Condition Precedent (d).

The common stock of Xact is traded on the Over-The-Counter Bulletin Board of the United States. The closing price of a share of Xact on 14 July 2006 was US$0.12 and the five days' average trading price is US$0.1220 per share. As at the date of the Share Exchange Agreement and prior to the Conversion, Xact also has outstanding 10% Callable Secured Convertible Notes with an aggregate principal amount of US$1,000,000 and the note in the principal amount of US$950,000 convertible into 5,029,339 Xact Shares and 16,600,000 Xact Shares, respectively. Both sets of notes were held by Independent Third

Parties and are not tradable. The Conversion is a Condition Precedent to the completion of the Exchange and has taken place prior to Closing. Upon completion of the Exchange, Xact will become the owner of 49% of the issued share capital of Technorient.

The board of directors of Xact comprised three directors as at the date of the Share Exchange Agreement. As at the Latest Practicable Date, Mr. Robert Pautsch has resigned as a director, Mr. Luca and Mr. Federico Cabo remain as directors of Xact. Mr. Richard Man Fai LEE, an Executive Director and the Executive Chairman of the Company and Mr. Adamczyk were appointed as directors of Xact. As at the Latest Practicable Date, the board of directors of Xact comprised four directors.

The audited consolidated net liabilities of Xact as at 30 June 2005 and 30 June 2006 based on US GAAP are US$669,110 (equivalent to approximately HK$5.22 million) and US$1,896,207 (equivalent to approximately HK$14.79 million).

The audited consolidated loss of Xact for the period from 19 April 2004 (the date of its incorporation) to 30 June 2005 and the year ended 30 June 2006 were US$1,467,041 (equivalent to approximately HK$11.44 million) and US$1,904,957 (equivalent to approximately HK$14.86 million), respectively.

4. Shareholding structure of Technorient before and upon Closing

Shareholding structure of Technorient as at the date of the Share Exchange Agreement


Controlling Shareholders
57.98%
The Company
100%
Wo Kee Hong (B.V.I.) Limited
100%
Mr. Adamczyk
Corich
The other subsidiaries
10%
90%
Technorient
100%
Italian Motors (Sales & Service) Limited
Auto Italia Limited
German Motors Limited (Dormant)
30%
95%
100%
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. (Note 1)
Dalian Auto Italia Car Trading Co., Ltd.
Dalian F.T.Z. Italian Motors Trading Co., Ltd. (Dormant)

Note:

1. The 29% equity interest of Italian Motors (Sales & Service) Limited in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. has been disposed of, details of the disposal were set out in the announcement made by the Company dated 3 January 2006. Upon completion of the disposal, Italian Motors (Sales & Service) Limited will retain 1% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.. As at the Latest Practicable Date, the disposal has yet to be approved by the relevant authorities in the PRC and the disposal has not yet become effective.

Shareholding structure of Technorient after Closing (assuming conversion of the Preference Convertible Shares in full)


Controlling Shareholders
57.98%
The Company
100%
Wo Kee Hong (B.V.I.) Limited
100%
Other shareholders (Note 2)
Mr. Adamczyk
Corich and its nominee
The other subsidiaries
50.80%
9.20%
40.00%
Xact
49%
51%
Technorient
100%
Italian Motors (Sales & Service) Limited
Auto Italia Limited
German Motors Limited (Dormant)
30%
95%
100%
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. (Note 1)
Dalian Auto Italia Car Trading Co., Ltd.
Dalian F.T.Z. Italian Motors Trading Co., Ltd. (Dormant)

Notes:

1. The 29% equity interest of Italian Motors (Sales & Service) Limited in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. has been disposed of, details of the disposal were set out in the announcement made by the Company dated 3 January 2006. Upon completion of the disposal, Italian Motors (Sales & Service) Limited will retain 1% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.. As at the Latest Practicable Date, the disposal has yet to be approved by the relevant authorities in the PRC and the disposal has not yet become effective.

2. The other shareholders of Xact are the public shareholders of Xact, Mr. Robert Pautsch, Happy Emerald, Ltd. and the Financial Consultant.

REASONS FOR THE EXCHANGE

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories, motor yachts and other electronic and electrical products.

The Exchange resulted in the holding of part of the business of the Technorient Group by Xact, the shares of which are quoted and traded on the Over-The-Counter Bulletin Board of the United States which provide a platform to raise fund to finance the expansion of the business of Technorient. The Over-The-Counter Bulletin Board is a regulated quotation services that displays real-time, last-sale prices and volume information in over-the-counter equity securities. It is a service operated by the National Association of Securities Dealers ("NASD"). In order for a company to have a quote posted or its security, a market maker who is a member of the NASD must apply to the NASD to have a quote posted. The issuer does not submit an application nor does it pay any application or listing fee. The sole rule applicable to the issuer whose shares are quoted on the Over-The-Counter Bulletin Board is that it must file reports to the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Equity securities traded on Over-The-Counter Bulletin Board are traded via a dealer network as opposed to a centralized exchange. The securities are traded by broker-dealers who negotiate directly with one another over computer networks and by phone. Therefore, having securities quoted on the Over-The-Counter Bulletin Board will make it easier for the company to raise capital. The Over-The-Counter Bulletin Board provides a platform for shareholders, via dealers to trade in their interest and the filing requirements improve the transparency of the company, both of which make companies whose securities are quoted on the Over-The-Counter Bulletin Board more attractive to investors.

Technorient will remain a subsidiary of the Company after Closing. The gain or loss resulting from the Exchange will be ascertained by reference to the difference between (i) the net asset value of the deemed disposal of the 19.4%* interest in Technorient by Corich by reference to the audited net asset value of the Technorient Group as at 31 December 2005 based on the HKFRSs in the amount of HK$35,648,758; and (ii) the fair value of the 67,057,843 Xact Shares (to be issued upon full conversion of the 727,273 Preference Convertible Shares) at the time of the full conversion of the Preference Convertible Shares. Assuming that the value of the Xact Shares is US$0.12 each Xact Share (being the closing price of a share of Xact on 14 July 2006, the date before the signing of the Share Exchange Agreement) and that full conversion of the Preference Convertible Shares takes place during the financial year ending 31 December 2006, the Exchange will result in an unaudited gain in the record of an amount of approximately HK$55.8 million in consolidated financial statements of the Group for the year ending 31 December 2006. Shareholders and investing public should be aware that given that it is not possible to ascertain the fair value of the Xact Shares as at the Latest Practicable Date and the date of the full conversion of the Preference Convertible Shares has yet to be determined, whether or not there may be a gain or loss and the amount of such gain or loss resulting from the Exchange to be set out in the

* The 19.4% interest is the difference between 90%, being the current interest of Corich in Technorient and 70.6%, being the aggregate of the 51% interest held by Corich directly and the 19.6% indirect interest held by Corich in the 49% interest of Xact in Technorient through its 40% interest in Xact.

audited consolidated financial statements of the Group may be different from that disclosed in this circular. After Closing the only asset of Xact is the 49% interest in Technorient. Xact has become an associated company of the Company and the Company's interest in Technorient was reduced from approximately 90% to approximately 70.6%. As the financial cost of approximately HK$751,119 (as represented by the 78,182 Preference Convertible Shares to be issued to the Financial Consultant at Closing) payable to the Financial Consultant as remuneration for advising the Company in relation to the Exchange will be reflected in the financial statements of the Group for the year ending 31 December 2006, the net asset value of the Group may be decreased as a result of the financial cost payable to the Financial Consultant. As the Exchange will be effected by way of an exchange of shares of Technorient and Xact, there will be no effect on the Group's cash and liability position at Closing. Although the Exchange will not have any effect on the Group's long term liabilities, the possible decrease in the net asset value of the Group may increase the gearing of the Group. Taking into account the decrease in the interest of the Company in Technorient upon completion of the Exchange which will correspondingly reduce the percentage share of future earnings of the Group in the Technorient Group and the financial cost payable to the Financial Consultant, depending on the overall performance of the Group (including the Technorient Group), the earnings of the Group in the financial year ending 31 December 2006 may decrease. Save as disclosed, the Exchange will not have any material effect on the earnings, assets and liabilities of the Company.

Taking into account the abovementioned factors, particularly, the possible benefits for having a platform to attract investors for future fund raising exercise to finance the expansion of the business of the Technorient Group would outweight the negative financial impacts of the Exchange, the Directors (including the independent non-executive Directors) are of the view that the terms of the Share Exchange Agreement and the Exchange are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

SHAREHOLDERS' APPROVAL

The Exchange constitutes a major disposal and connected transaction and a major acquisition for the Company under the Listing Rules and shall be subject to the approval of the Shareholders. No shareholder of the Company is required to abstain from voting on the resolutions relating to the Share Exchange Agreement and the Exchange. The Controlling Shareholders, which as at the Latest Practicable Date are in aggregate interested in approximately 57.98% of the issued share capital of the Company have on 17 July 2006 issued a written approval approving the Share Exchange Agreement, the Exchange and the performance by Corich of its obligations under the Share Exchange Agreement. The Controlling Shareholders comprises Modern Orbit Limited, Mr. Richard Man Fai LEE (the brother of Mr. Jeff Man Bun LEE), Ms. Siew Yit HOH (the spouse of Mr. Richard Man Fai LEE), Mr. Jeff Man Bun LEE (the brother of Mr. Richard Man Fai LEE), Fisherman Enterprises Inc. (a company wholly owned by Mr. Jeff Man Bun LEE) and Ms. Kam Har YUE (the mother of Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE) as at the Latest Practicable Date hold 117,133,570 shares, 3,556,438 shares, 673,873 shares, 471,900 shares, 1,445,719 shares and 5,209,716 shares, representing approximately 52.85%, 1.60%, 0.30%, 0.21%, 0.65% and 2.35% of the issued share capital of the Company. Modern Orbit Limited is wholly owned by Cyber Tower Inc., the trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum

LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

The written approval from the Controlling Shareholders is accepted in place of holding a general meeting under Rule 14.44 and Rule 14A.43 of the Listing Rules and no general meeting will be convened for the purpose of approving the Share Exchange Agreement and the Exchange contemplated therein.

FURTHER INFORMATION

Your attention is drawn to the letter from the Independent Board Committee, the letter from Platinum and the additional information set out in the Appendices.

Your faithfully,
On behalf of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

10 November 2006

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION
SHARE EXCHANGE AGREEMENT

We have been appointed as the Independent Board Committee to advise you in connection with the Share Exchange Agreement and the Exchange contemplated thereunder, details of which are set out in the letter from the Board set out in the circular to Shareholders dated 10 November 2006 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having taken into account the terms of the Share Exchange Agreement, the principal factors and reasons considered by Platinum and its advice in relation thereto as set out on pages 20 to 38 of the Circular, we are of the opinion that the Share Exchange Agreement and the Exchange contemplated thereunder are (i) on normal commercial terms; (ii) fair and reasonable; and (iii) in the interest of the Company and the Shareholders as a whole.

Yours faithfully,
Boon Seng TAN
Independent non-executive Director

Raymond Cho Min LEE
Independent non-executive Director

Ying Kwan CHEUNG
Independent non-executive Director

* *for identification purpose only*

The following is the text of the letter of advice from Platinum, the Independent Financial Adviser to the Independent Board Committee and the Shareholders for the purpose of incorporation into this circular.



PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

10 November 2006

To the Independent Board Committee and the Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION SHARE EXCHANGE AGREEMENT

INTRODUCTION

We refer to our engagement as the Independent Financial Adviser to advise the Independent Board Committee and the Shareholders in respect of the transaction contemplated under the Share Exchange Agreement (the "Transaction"). Details of the Transaction are set out in the letter from the Board as set out in this circular of the Company dated 10 November 2006, of which this letter forms part. Terms used in this letter shall have the same meanings as defined in this circular unless the context requires otherwise.

In our capacity as the Independent Financial Adviser to the Independent Board Committee and the Shareholders, our role is to give an independent opinion as to whether the Transaction is entered into in the ordinary and usual course of business of the Group, on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In formulating our opinion, we have relied on the information and facts supplied to us by the Company. We have reviewed, among other things: (i) the Share Exchange Agreement; (ii) audited accounts of Technorient for the two financial years ended 31 December 2005 prepared under the HKFRSs (the "Audited Accounts of Technorient"); and (iii) the annual report of the Group for the financial year ended 31 December 2005 (the "2005 Annual Report") and the interim report of the Group for the six months ended 30 June 2006 (the "2006 Interim Report"). We have also discussed with the management of the Company regarding their plans and prospects for Technorient and Xact.

We have assumed that all information, facts, opinions and representations contained in this circular are true, complete and accurate in all material respects and we have relied on the same. The Directors having collectively and individually accepted full responsibility for

the accuracy of the information contained in this circular, and have confirmed, having made all reasonable enquiries, which to their best knowledge and belief, that no material facts have been omitted from the information supplied to us.

We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy or completeness of the information of all facts as set out in this circular and of the information and representations provided to us by the Company. Furthermore, we have no reasons to suspect that the reasonableness of the opinions and representations expressed by the Company and/or the Directors which have been provided to us. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the Group. We consider that we have been supplied and reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our opinion regarding the Transaction.

We are independent from, and are not associated with the Company or any other party to the Transaction, or their respective substantial shareholders or connected person(s), as defined under the Listing Rules and, accordingly, are considered eligible to give independent advice on the Transaction. We will receive a fee from the Company for our role as the Independent Financial Adviser to the Independent Board Committee and the Shareholders in relation to the Transaction. Apart from this normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from the Company and another party to the Transaction or their respective substantial shareholders or connected person(s), as defined under the Listing Rules.

The Independent Board Committee, comprising Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors, has been formed to advise the Shareholders in respect of the Transaction.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the Transaction and giving our independent financial advice to the Independent Board Committee and the Shareholders, we have considered the following principal factors:

A. Reasons and benefits for the Transaction:

1. Background of the Transaction

On 20 July 2006, the Company announced that on 15 July 2006, Corich, an indirect wholly-owned subsidiary of the Company and Mr. Adamczyk as sellers entered into the Share Exchange Agreement with Xact as the purchaser, Mr. Luca and Technorient in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by Xact of an aggregate of 972,728 Preference Convertible Shares convertible into an aggregate of 89,689,881 Xact Shares.

Technorient, as at the date of the Share Exchange Agreement was held as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. As at the Latest Practicable Date, as the transfer of the 49% interest in Technorient to Xact has not been completed, Technorient is still held as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. Upon completion of the transfer of the 49% interest in Technorient to Xact, Technorient will be held as to approximately 51% by Corich and its nominee and as to approximately 49% by Xact. Mr. Adamczyk remained a director of Technorient and accordingly a connected person of the Company within the meaning of the Listing Rules. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Xact and its ultimate owners and Mr. Luca are Independent Third Parties.

The Transaction constitutes a major disposal and connected transaction and a major acquisition for the Company under the Listing Rules and shall be subject to the approval of the Shareholders. No shareholder of the Company is required to abstain from voting on the resolutions relating to the Share Exchange Agreement and the Transaction. The Controlling Shareholders, which as at the Latest Practicable Date are in aggregate interested in approximately 57.98% of the issued share capital of the Company have on 17 July 2006 issued a written approval approving the Share Exchange Agreement, the Transaction and the performance by Corich of its obligations under the Share Exchange Agreement. The written approval from the Controlling Shareholders is accepted in place of holding a general meeting under Rule 14.44 and Rule 14A.43 of the Listing Rules and no general meeting will be convened for the purpose of approving the Share Exchange Agreement and the Transaction contemplated therein.

2. The Share Exchange Agreement

Pursuant to the Share Exchange Agreement, each of Corich and Mr. Adamczyk as sellers sold to Xact 39% and 10% of the issued share capital of Technorient, respectively.

In consideration for the sale of the Technorient Shares, Xact at Closing issued to Corich and Mr. Adamczyk and/or their nominees an aggregate of 972,728 Preference Convertible Shares convertible into an aggregate of 89,689,881 Xact Shares.

Completion of the Transaction is conditional upon fulfillment of the following conditions:

(a) Xact shall have received all the regulatory, shareholders and other consents, approvals and authorisation necessary to consummate the transactions contemplated under the Share Exchange Agreement;

(b) the Xact Shares shall continue to be traded on the Over-The-Counter Bulletin Board of the United States and Xact shall not have received any notification materially adversely affecting such status;

(c) the increase of the authorised share capital of Xact to 200,000,000 shares, comprising 100,000,000 Xact Shares and 100,000,000 Preference Convertible Shares, becoming effective;

(d) the conversion of the outstanding 10% Callable Secured Convertible Notes in the aggregate principal amount of US$1,000,000 and the note in the principal amount of US$950,000 into a total of 21,629,337 Xact Shares;

(e) the completion of the transfer of all the assets of Xact to a third party or parties so that Xact shall have no assets or liabilities;

(f) Technorient and each of Corich and Mr. Adamczyk shall have obtained all regulatory, shareholders and other consents, approvals and authorisation necessary to consummate the transactions contemplated under the Share Exchange Agreement; and

(g) Technorient shall have provided to Xact the audited financial statements of Technorient for the years ended 31 December 2004 and 31 December 2005, prepared on the basis of US GAAP.

The Share Exchange Agreement initially provided for fulfillment of the Conditions Precedent on or before 9 August 2006. As more time is required for preparing the relevant documents, including the agreement to transfer the assets of Xact to a third party or parties, the parties have mutually agreed to extend the date of Closing to on or before 5 September 2006.

All the Conditions Precedent have been fulfilled by 5 September 2006. On 5 September 2006, Xact has issued an aggregate of 972,728 Preference Convertible Shares pursuant to the terms of the Share Exchange Agreement, as to 727,273 Preference Convertible Shares to Corich, as to 167,273 Preference Convertible Shares to Mr. Adamczyk and as to 78,172 Preference Convertible Shares to the Financial Consultant. The bought and sold notes and instruments of transfer in respect of 49% interest in Technorient have been executed by the relevant parties on 5 September 2006. However, as the amount of stamp duty payable on the transfer of the interest in Technorient has yet to be assessed by the Inland Revenue Department, the bought and sold notes and instruments of transfer have not yet been stamped and the transfer of the Technorient shares have not been completed.

Further details on the terms and conditions of the Share Exchange Agreement are set out in the letter from the Board in this circular.

3. *Parties to the Transaction*

(i) Corich

Corich is an indirect wholly-owned subsidiary of the Company whose principal business is investment holding.

(ii) Mr. Adamczyk

In accordance with the letter from the Board, Mr. Adamczyk was interested in approximately 10% of the issued share capital of Technorient as at the date of the Share Exchange Agreement, and as at the Latest Practicable Date, Mr. Adamczyk is also a director of Technorient. Mr. Adamczyk is a connected person of the Company within the meaning of the Listing Rules.

(iii) Xact

Xact is a company incorporated in the State of Nevada, United States on 19 April 2004. The common shares of which are traded on the Over-The-Counter Bulletin Board of the United States. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Xact and its ultimate owners are Independent Third Parties.

(iv) Mr. Luca

Mr. Fred De Luca is a shareholder of Xact who was interested in approximately 44.2% of the issued share capital of Xact prior to Closing. As at Latest Practicable Date, Mr. Luca ceased to hold any interest in Xact but remained a director of Xact. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Mr. Luca is an Independent Third Party.

(v) Technorient

Technorient is a company incorporated in Hong Kong on 8 March 1983 and as at the date of the Share Exchange Agreement was owned as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. As at the Latest Practicable Date, Technorient is owned as to 51% by Corich and its nominee and as to 49% by Xact. It is an indirect subsidiary of the Company and has remained an indirect subsidiary of the Company upon completion of the Transaction. Technorient is the holding company of the operating subsidiaries for the cars and car accessories business of the Group. The car and car accessories business of the Group consists mainly of import, distribution and after-sale service of Italian "Ferrari" and "Maserati" branded cars and spare parts in Hong Kong, Macau Special Administrative Region ("Macau") and PRC.

4. *Shareholding structure of Technorient before and upon Closing*

i) Shareholding structure of Technorient as at the date of the Share Exchange Agreement



Controlling Shareholders
57.98%
The Company
100%
Wo Kee Hong (B.V.I.) Limited
100%
Mr. Adamczyk
Corich
The other subsidiaries
10%
90%
Technorient
100%
Italian Motors (Sales & Service) Limited
Auto Italia Limited
German Motors Limited (Dormant)
30%
95%
100%
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. (Note 1)
Dalian Auto Italia Car Trading Co., Ltd.
Dalian F.T.Z. Italian Motors Trading Co., Ltd. (Dormant)

Note 1: The 29% equity interest of Italian Motors (Sales & Service) Limited in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. has been disposed of, details of the disposal were set out in the announcement made by the Company dated 3 January 2006. Upon completion of the disposal, Italian Motors (Sales & Service) Limited will retain 1% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.. As at the Latest Practicable Date, the disposal has yet to be approved by the relevant authorities in PRC and the disposal has not yet become effective.

ii) Shareholding structure of Technorient after Closing (assuming conversion of the Preference Convertible Shares in full)


Controlling Shareholders
57.98%
The Company
100%
Wo Kee Hong (B.V.I.) Limited
100%
Other shareholders (Note 2)
Mr. Adamczyk
Corich and its nominee
The other subsidiaries
50.80%
9.20%
40.00%
Xact
49%
51%
Technorient
100%
Italian Motors (Sales & Service) Limited
Auto Italia Limited
German Motors Limited (Dormant)
30%
95%
100%
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. (Note 1)
Dalian Auto Italia Car Trading Co., Ltd.
Dalian F.T.Z. Italian Motors Trading Co., Ltd. (Dormant)

Note 1: The 29% equity interest of Italian Motors (Sales & Service) Limited in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. has been disposed of, details of the disposal were set out in the announcement made by the Company dated 3 January 2006. Upon completion of the disposal, Italian Motors (Sales & Service) Limited will retain 1% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.. As at the Latest Practicable Date, the disposal has yet to be approved by the relevant authorities in PRC and the disposal has not yet become effective.

Note 2: The other shareholders of Xact are the public shareholders of Xact, Mr. Robert Pautsch, Happy Emerald, Ltd. and the Financial Consultant.

5. *Business of the Group*

As stated in the letter from the Board, the Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories, motor yachts and other electronic and electrical products. Based on the 2005 Annual Report, the Group's turnover was mainly derived from four operating divisions, namely: (i) air-conditioning products; (ii) audio-visual and other electrical products; (iii) cars and car accessories; and (iv) direct marketing, as set out in Table 1 below:

Table 1: Turnover of the Group by business segments

	For the year ended 31 December 2004		For the year ended 31 December 2005	
	Turnover	% of total turnover of the Group	Turnover	% of total turnover of the Group
	HK$'000	*%*	*HK$'000*	*%*
Air-conditioning products	122,449	19.79	97,987	14.21
Audio-visual and other electrical products	137,543	22.23	212,161	30.76
Cars and car accessories	314,590	50.85	377,845	54.78
Direct marketing	44,036	7.13	1,777	0.25
Total	**618,618**	**100.00**	**689,770**	**100.00**

Source: the 2005 Annual Report

As shown in Table 1 above, for the two financial years ended 31 December 2005, approximately 50.85% and 54.78% of the Group's turnover was generated from the sale of cars and car accessories business respectively. We note that the cars and car accessories business accounts for a significant portion of the business and operations of the Group.

6. *Overview of the luxury brand sports cars market in Hong Kong, Macau and PRC*

In assessing the luxury brand sports cars market in Hong Kong, Macau and PRC, we have conducted research on gross domestic product ("GDP") growth rate and the consumption expenditure growth rate in these regions, which are shown in Table 2 below:

Table 2: Key economic indicators of Hong Kong, Macau and PRC

	2003	2004	2005
	%	%	%
Hong Kong			
Annual GDP growth rate	(3.4)	4.7	7.0
Annual private consumption expenditure growth rate	(3.8)	6.7	4.8
Macau			
Annual GDP growth rate	16.0	30.2	11.8
Annual private consumption expenditure growth rate	2.2	10.4	10.5
PRC			
Annual GDP growth rate	12.3	17.0	33.5
Annual household consumption expenditure growth rate	7.8	21.2	11.0

Source: (i) Census and Statistics Department of Hong Kong; (ii) Statistics and Census Service of Macau; and (iii) National Bureau of Statistics of China

As illustrated in Table 2 above, the GDP of Hong Kong, Macau and PRC and the private consumption expenditure of Hong Kong and Macau as well as the household consumption expenditure of PRC has been improving since 2003 as illustrated by the growth rates of the respective GDP during the period from 2003 to 2005 except that in 2003, Hong Kong has shown a decreased in GDP as a result of the outbreak of the Severe Acute Respiratory Syndrome (SARS) during the year.

The corresponding GDP and consumption expenditure in Hong Kong, Macau and PRC as evidenced by the corresponding historical growth rates, have been strong, which would stimulate the demand for luxury goods, such as "Ferrari" and "Maserati" in these regions.

As stated in the letter from the Board, Technorient is the holding company of the operating subsidiaries for the cars and car accessories business of the Group. The car and car accessories business of the Group mainly consists of import, distribution and after-sale service of Italian "Ferrari" and "Maserati" branded cars and spare parts in Hong Kong, Macau and PRC. We have reviewed the sales performance of the

Technorient Group in assessing the "Ferrari" and "Maserati" market in these regions. An extract of the key financials from the Audited Accounts of the Technorient Group for the three financial years ended 31 December 2005 is set out in Table 3 below:

Table 3: Key financials of the Technorient Group for the three financial years ended 31 December 2005

	For the financial year ended 31 December			Annual growth rate	
	2003	2004	2005	2003/ 2004	2004/ 2005
	HK$'000	*HK$'000*	*HK$'000*	%	%
Turnover					
Motor vehicle and related accessory distribution	196,685.02	282,929.73	347,127.80	43.85	22.69
Motor vehicle repairing service income	30,160.05	31,660.30	32,806.13	4.97	3.62
Total	226,845.07	314,590.03	379,933.93	38.68	20.77
Gross profit	35,644.64	53,845.90	64,070.69	51.06	18.99
Net profit/(loss)	(15,302.62)	13,420.04	13,259.52	N/A	(1.20)

Source: the Company

As illustrated in Table 3 above, the turnover of Technorient amounted to approximately HK$226.8 million, HK$314.6 million and HK$379.9 million respectively for the three financial years ended 31 December 2005. The turnover of Technorient increased by approximately 38.68% and approximately 20.77% in 2004 and 2005 respectively. Furthermore, we note that Technorient has recorded a net loss of approximately HK$15.3 million for the financial year ended 31 December 2003 and a net profit of approximately HK$13.4 million and HK$13.3 million respectively for the two financial years ended 31 December 2005. The turnover of the Technorient Group in 2004 demonstrated that the businesses of the Technorient Group have recovered from SARS.

In light of above, we are of the view that the businesses of the Technorient Group, based on the financial performance of Technorient from the period of 2003 to 2005, has recovered from SARS and registered growth in revenue, which coincide with the continuous growth in the corresponding GDP and consumption expenditure in Hong Kong, Macau and PRC, the regions to which the Technorient Group carries on its businesses.

*7. **The Over-The-Counter Bulletin Board of the United States***

As stated in the letter from the Board, the Over-The-Counter Bulletin Board (the "OTCBB") is a regulated quotation services that displays real-time, last-sale prices and volume information in over-the-counter equity securities. It is a service operated by the

National Association of Securities Dealers ("NASD"). In order for a company to have a quote posted or its security, a market maker who is a member of the NASD must apply to the NASD to have a quote posted. The issuer does not submit an application nor does it pay any application or listing fee. The sole rule applicable to the issuer whose shares are quoted on the OTCBB is that it must file reports to the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934. Equity securities traded on the OTCBB are traded via a dealer network as opposed to a centralized exchange. The securities are traded by broker-dealers who negotiate directly with one another over computer networks and by phone. Therefore, having securities quoted on the OTCBB will make it easier for the company to raise capital. The OTCBB provides a platform for shareholders, via dealers to trade in their interest and the filing requirements improve the transparency of the company, both of which make companies whose securities are quoted on the OTCBB more attractive to investors.

According to the website of the OTCBB, the OTCBB began its operation in June 1999 on a pilot basis as part of important market structure reforms to provide transparency in the over-the-counter equities market.

In order for a security to be eligible for quotation by a market maker on the OTCBB, the security must be registered with the SEC or other federal regulatory authority that has proper jurisdiction and the issuer must be current in its required filings with such federal authority. As at 30 June 2006, there were 3,295 securities being traded on the OTCBB with a total of 225 market makers. Table 4 below illustrates certain data of the OTCBB as posted on its website:

Table 4: Statistic of the OTCBB

	June 2006
Total number of securities	3,295
Total number of market makers	225
Daily average transaction volume (USD million)	3,740

Source: website of the OTCBB

In light of this, we are of the view that as companies quoted on the OTCBB must comply with the filings requirements, they will have a higher level of transparency. Furthermore, the OTCBB comprises a regulated trading platform for broker-dealers to trade in the shares of the quoted companies and therefore enhance the liquidity of shares quoted on the OTCBB. As such, the OTCBB may provide a possible platform to attract investors in future fund raising exercise designed to finance the expansion of business of the Technorient Group should opportunity arises, due to the reason that the investment community tends to invest in companies which are more transparent and have a higher level of liquidity.

In view of:

(i) the cars and car accessories division accounting for a significant portion of the business and operations of the Group;

(ii) the strong economic growth in Hong Kong, Macau and PRC;

(iii) the business of Technorient is expanding as evidenced by its strong historical financial performance in the last two financial years; and

(iv) the OTCBB may provide a possible platform to attract investors to invest in Technorient so as to raise funds to finance the expansion of the business of the Technorient Group in the future,

we are of the view that the Transaction is in the interests of the Company and the Shareholders as a whole.

B. Basis of the consideration of the Transaction

1. The consideration for the Transaction

As stated in the letter from the Board, in consideration for the sale of the Technorient Shares, Xact at Closing issued to Corich and Mr. Adamczyk and/or their nominees an aggregate of 972,728 Preference Convertible Shares convertible into an aggregate of 89,689,881 Xact Shares. The number of Preference Convertible Shares issued at Closing and the number of Xact Shares issued upon conversion of the Preference Convertible Shares are as follows:

Table 5: Number of Preference Convertible Shares issued at Closing and the number of Xact Shares to be issued upon conversion of the Preference Convertible Shares

Seller or nominee(s)	Number of Preference Convertible Shares to be issued at Closing	Number of Xact Shares to be issued upon conversion *(Note 2)*	Percentage of total Xact Shares to be issued upon conversion of the Preference Convertible Shares
Corich	727,273	67,057,843	40.00%
Mr. Adamczyk	167,273	15,423,323	9.20%
Financial Consultant *(Note 1)*	78,182	7,208,715	4.30%
Total	972,728	89,689,881	53.50%

Note 1: The Financial Consultant is an Independent Third Party and the Preference Convertible Shares are issued to the Financial Consultant as part of its remuneration for advising the Company in relation to the Transaction.

Note 2: The Preference Convertible Shares are convertible in Xact Shares at a ratio of one Preference Convertible Share to 92.2045 Xact Shares.

The followings are the rights attached to the Preference Convertible Shares:

Conversion rights	:	The 1,533,973 Preference Convertible Shares (comprising the 972,728 Preference Convertible Shares issued pursuant to the Exchange and the 561,245 Preference Convertible Shares held by Happy Emerald, Ltd.) can be converted into an aggregate of 141,439,195 Xact Shares at the ratio of one Preference Convertible Share to 92.2045 Xact Shares, at any time after its issuance, at the option of the holders of such Preference Convertible Shares.
Voting rights	:	Holders of Preference Convertible Shares will have the same voting rights as holders of Xact Shares as if they had converted the Preference Convertible Shares into Xact Shares.
Return of capital	:	In case of liquidation of Xact, holders of Preference Convertible Shares will be entitled to the return on capital in priority to other class of stock of Xact at US$4.00 per Preference Convertible Share.
Transferability	:	The Preference Convertible Shares and the Xact Shares issuable upon conversion of the Preference Convertible Shares are transferable, subject to compliance with the restriction under the US securities laws.
Dividend	:	No mandatory dividends.

As stated in the letter from the Board, the consideration was determined by the parties after arm's length negotiation taking into account the unique nature of the business of Technorient in retailing luxury brand sports cars in Hong Kong, Macau and PRC and the growth potential of the business in light of the growing luxury market in PRC.

Based on our discussion with the management of the Company, we understand that the consideration for the acquisition of the 44.3% equity interest in Xact (78,182 Preference Convertible Shares are issued to the Financial Consultant as part of its remuneration for advising the Company in relation to the Transaction, which represents 4.3% equity interest in Xact upon conversion) is equivalent to the 19.4% effective interest in Technorient. In order to evaluate the consideration for the Transaction, we conduct an analysis on the implied valuation of Technorient based on the market capitalisation of Xact with reference to the average share closing price of Xact for 20 trading days including and preceding 15 July 2006 (Hong Kong Time), the date of the Share Exchange Agreement. Details of the analysis are set out in the section below.

(ii) Implied valuation of Technorient

We note that Technorient is principally engaged in the distribution and retailing of luxury brand sports cars in Hong Kong, Macau and PRC. As such, we consider that it is more appropriate for Technorient to be evaluated on an earning basis instead of an asset basis, as its business nature is not asset-based.

In assessing the sale of the Technorient Shares in exchange for the Preference Convertible Shares, we have applied the price-to-earnings ratio (the "PER") and the price-to-sales ratio (the "PSR"), which are commonly used valuation ratios for companies valued on earnings basis. Accordingly, we have calculated the current implied PER of Technorient and the implied PSR of Technorient under the Transaction (the "Implied PER of Technorient" and the "Implied PSR of Technorient") based on the share closing price of Xact Shares as quoted on the OTCBB. The calculation is shown in Table 6 below:

Table 6: The Implied PER and the Implied PSR of Technorient

Average share closing price of Xact for 20 trading days including and preceding 15 July 2006 (Hong Kong Time) (USD) Note 1	0.149	
Total number of issued shares of Xact as at 15 July 2006 (Hong Kong Time) (shares)	13,576,021	
Value of Xact based on average closing price of Xact for 20 trading days preceding 15 July 2006 (Hong Kong Time) (HK$) Note 2	15,778,052	(X)
Interest in Xact payable to Corich and the Financial Consultant (upon full conversion of the Preference Convertible Shares) Note 3	44.30%	(A)
Direct interest in Technorient to be disposed by Corich	39%	(B)
Interest in Technorient held by Xact upon completion of the Exchange	49%	(C)
Upon completion of the Exchange, T x B = A x (X + (C x T)) where T = implied value of Technorient T = A x X / (B - (A x C)) T = 44.3% x 15,778,052 / (39% - (44.3% x 49%)) T = HK$40,419,111		
Implied value of Technorient based on the Transaction (HK$)	40,419,111	(T)
Audited net profit of Technorient for the financial year ended 31 December 2005 (HK$)	13,259,519	(D)
Audited turnover of Technorient for the financial year ended 31 December 2005 (HK$)	379,933,933	(E)
Implied PER of Technorient (times)	3.05	(T)/(D)
Implied PSR of Technorient (times)	0.11	(T)/(E)

Source: Bloomberg, Audited Accounts of Technorient

Note 1: In order to give a more meaningful fair value from the market capitalisation of Xact, an average share closing price for the 20 trading days preceding the signing date of the Share Exchange Agreement is used.

Note 2: USD1.00 = HK$7.80

Note 3: 4.3% interest in Xact is payable by the Company to the Financial Consultant for advising the Company in relation to the Transaction, therefore it is included as part of the Xact Shares issued to the Company.

Based on the calculation shown in Table 6 above, the Implied PER of Technorient and the Implied PSR of Technorient is approximately 3.05 times and approximately 0.11 times respectively. We have selected a list of comparable companies (the "Comparable Companies") for comparison based on the selection criteria that these companies: (i) have over 50% of their respective revenue being generated from the distribution and retailing of motor vehicles in South East Asia; (ii) are listed on stock exchanges in South East Asia; and (ii) have a market capitalisation of not more than HK$500 million. The PERs and PSRs of the Comparable Companies are illustrated in Table 7 below:

Table 7: PERs and PSRs of the Comparable Companies

Company name	**Location of listing**	**Market Capitalisation**	**PER**	**PSR**
		HK$ million	*Times*	*Times*
Forefront International Holdings Limited	Hong Kong	248.39	N.A.	1.80
G. A. Holdings Limited	Hong Kong	64.00	3.55	0.08
Cycle & Carriage Bintang Berhad	Malaysia	495.50	9.21	0.34
Simple average			**6.38**	**0.74**
Maximum			**9.21**	**1.80**
Minimum			**3.55**	**0.08**
Implied value of Technorient			**3.05**	**0.11**

Source: Bloomberg as at 14 July 2006 (Hong Kong Time), being the last active trading day before signing of the Share Exchange Agreement

Note: MYR1.00 = HK$2.12

PER

As shown in Table 7 above, we note that the average PER of the Comparable Companies is approximately 6.38 times with a range from approximately 3.55 times to approximately 9.21 times. The Implied PER of Technorient of approximately 3.05 times is below the range of the PERs of the Comparable Companies.

The Comparable Companies are public companies currently listed on the stock exchanges of Hong Kong or Malaysia, which would usually be valued at higher valuations than private companies. Furthermore, after Closing, Technorient is owned as to 49% by Xact and 51% by Corich, and at the same time, Corich also holds 40% interest in Xact. We note that the Transaction only comprises of a disposal of a minority stake in Technorient, and the Transaction did not enable Xact to gain majority control of Technorient.

We would like to highlight the fact that the valuation ratios in a listed company might be different from those in a private company. As such, we are of the view that the Implied PER of Technorient of approximately 3.05 times, nonetheless below the range of the PERs of the Comparable Companies, is acceptable.

PSR

As shown in Table 7 above, the average PSR of the Comparable Companies is approximately 0.74 times with a range from approximately 0.08 times to approximately 1.80 times. We note that the Implied PSR of Technorient of approximately 0.11 times although below the average PSR of the Comparable Companies is within the range of the PSRs of the Comparable Companies.

We are of the opinion that the Implied PSR of Technorient, based on a comparison with the Comparable Companies on a PSR basis, is acceptable.

In view of the above, in particular:

(i) the consideration is determined by the parties after arm's length negotiation taking into account the unique nature of the business of Technorient in retailing luxury brand sports cars;

(ii) the Implied PER of Technorient of approximately 3.05 times, is acceptable;

(iii) the Implied PSR of Technorient of approximately 0.11 times, is acceptable,

we are of the view that the consideration for the Transaction is acceptable, and the Transaction is entered into on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

C. Financial impact of the Transaction

1. Effect on net asset value

According to the 2005 Annual Report and the 2006 Interim Report, as at 31 December 2005 and 30 June 2006, the audited net asset value ("NAV") of the Group was approximately HK$301.0 million and approximately HK$285.1 million respectively.

Based on the Audited Accounts of Technorient provided by the Company, the NAV of Technorient amounted to approximately HK$35.6 million as at 31 December 2005 prepared under the HKFRSs. Furthermore, as stated in the letter from the Board, the unaudited consolidated net liabilities of Xact amounted to US$1,498,526 (equivalent to approximately HK$11.69 million) and US$1,597,611 (equivalent to approximately HK$12.46 million) as at 31 December 2005 and 31 March 2006 respectively prepared under the US GAAP. Pursuant to one of the conditions precedent to the Share Exchange Agreement, which has been fulfilled on 5 September 2006, all the assets of Xact have been transferred to a third party or parties so that Xact shall have no assets or liabilities. As such, after Closing the only asset held by Xact would be the 49% equity interest in Technorient.

Based on our discussion with the management of the Company, after Closing, Xact has become an associate of the Company and there would be: (i) a goodwill arising from the Transaction; and (ii) a financial cost of approximately HK$751,119 (representing 78,182 Preference Convertible Shares or 4.3% of the Xact Shares upon conversion) payable to the Financial Consultant as remuneration for advising the Company in relation to the Transaction, which would be reflected in the Group's accounts in current financial year. As such, the Group's NAV would decrease as a result of the financial cost paid to the Financial Consultant.

2. Effect on earnings

According to the 2005 Annual Report and the 2006 Interim Report, the profit attributable to the Shareholders amounted to approximately HK$35.5 million for the financial year ended 31 December 2005 and the loss attributable to the Shareholders amounted to approximately HK$16.9 million for the six months ended 30 June 2006.

In accordance with the letter from the Board, Xact recorded an audited consolidated loss of US$69,251 (equivalent to approximately HK$540,158) and US$1,130,758 (equivalent to approximately HK$8.8 million) for the period from 19 April 2004 (the date of its incorporation) to 30 June 2005 and the year ended 30 June 2006 based on the US GAAP. As one of the conditions precedent to the Share Exchange Agreement, which has been fulfilled on 5 September 2006, all the assets of Xact have been transferred to a third party or parties so that Xact shall have no assets or liabilities. As such, after Closing the only asset held by Xact would be the 49% equity interest in Technorient. As such, the earnings of Technorient will represent the major sources of the future earnings of Xact.

As stated in the letter from the Board, Technorient recorded a consolidated profit after tax of approximately HK$13.4 million and HK$13.3 million respectively for the two financial years ended 31 December 2005. After Closing, the Company's interest in Technorient was reduced from approximately 90% to approximately 70.6%. As such, the profit attributable to the Shareholders from Technorient will decrease from 90% to 70.6% accordingly as a result of consolidation, nevertheless, the future earnings of the Group cannot be determined at this stage.

Finally, based on our discussion with the management of the Company, a financial cost of 78,182 Preference Convertible Shares (representing 4.3% of the Xact Shares upon conversion) will be payable to the Financial Consultant as remuneration for advising the Company in relation to the Transaction. Based on our discussion with the management of the Company, we understand that such fee would be treated as financial costs of the Company in the current financial year and depending on the overall performance of the Group may decrease the corresponding net profit of the Group in current financial year.

3. Effect on working capital and gearing

According to the 2005 Annual Report and the 2006 Interim Report, as at 31 December 2005 and 30 June 2006, the working capital of the Group amounted to approximately HK$24.0 million and approximately HK$8.7 million respectively.

As stated in the letter from the Board, pursuant to the Share Exchange Agreement, in consideration for the sale of the Technorient Shares, Xact at Closing issued an aggregate of 727,273 Preference Convertible Shares to Corich. As the Transaction was effected by an exchange of the Technorient Shares and the Xact Shares, there was no effect on the Group's cash or liability level at Closing.

According to the 2005 Annual Report, the Group's gearing ratio was 16.1%, based on long term liabilities of HK$48.4 million and shareholders' equity of HK$301.0 million. The Group's gearing ratio stood at approximately 16.2% as at 30 June 2006 based on long term liabilities of HK$46.2 million and shareholders' equity of HK$285.1 million. After Closing, Xact will become an associate of the Company, the Transaction will then have no effect on the Group's long term liabilities. On the other hand, as discussed above, the NAV of the Group might decrease as a result of the Transaction. As such, the gearing of the Group will increase slightly accordingly.

In light of the above, we are of the view that the Transaction will have negative financial impact to the Group. However, the future financial effects brought by the Transaction have not been determined.

RECOMMENDATION

In summary, we have considered the principal factors and reasons, in particular:

(i) the cars and car accessories division account for a significant portion of the business operation of the Group;

(ii) the strong historical growth of Technorient;

(iii) the strong economic growth in Hong Kong, Macau and PRC which would stimulate the demand for luxury goods, such as "Ferrari" and "Maserati" in these regions;

(iv) the Transaction would provide Technorient with a platform to attract investors to raise funds for expansion of its business in the future;

(v) the consideration of the Transaction is acceptable based on the Implied PER of Technorient and the Implied PSR of Technorient; and

(vi) the Transaction will have negative financial impacts to the Group. However, the future financial effects brought by the Transaction have not been determined.

By taking into accounts of the benefits brought by the Transaction as mentioned above, particularly, the access to investors and a possible platform for fund-raising to finance the expansion of the business of Technorient, we are of the view that the financial impacts of the Transaction, are acceptable. As such, we are of the view that the Transaction is: (i) on normal commercial terms; (ii) fair and reasonable; and (iii) in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of

Platinum Securities Company Limited

Liu Chee Ming	**Ross Cheung**
Managing Director	*Director*

MANAGEMENT DISCUSSION AND ANALYSIS OF XACT

For the year ended 30 June 2006

Business Review

As the Xact Aid line of first aid products were not successful, Xact acquired a patent-pending cleared device which can be used to develop a self-contained urine-based 3 panel quick-test to simultaneously identify the presence of three widely recognized and prevalent sexually transmitted diseases. In order to develop, market and sell the new product, Xact entered into a licence agreement (the "Licence Agreement") with its then controlling shareholder in September 2005, under which Xact licensed the right, worldwide, to utilize for commercial purposes under the brand name of Xact, the patent-pending device.

Financial position

For the year ended 30 June 2006, loss from operation was HK$11,130,071, representing 99% increase from the previous year. Finance costs was HK$1,025,897. Loss for the year was HK$12,155,968, representing an increase of approximately 36.3% from the previous year. The increase in loss was mainly due to the substantive increase in loss from operations. Current liabilities increased from HK$702,426 to HK$15,976,912 due to the issue of a note in the principal amount of US$950,000 in consideration for the acquisition of the patent-pending cleared device. Xact has a net liabilities of HK$15,961,839 as at 30 June 2006 mainly due to the loss and the increase in current liabilities during the year.

For the year ended 30 June 2005

Business Review

On 15 November 2004, Xact acquired the Xact Aid line of first aid products for minor injuries from its then sole shareholder pursuant to an agreement of sale and transfer of assets. The consideration of the acquisition comprised of the repayment of advances from the then sole shareholder in the amount of US$191,682, assumption of an unsecured, interest free promissory note in the amount of approximately HK$122,000 (the "Promissory Note") and the issue of 2,000,000 Xact Shares. Funds advanced by its then sole shareholder since the inception of Xact to finance its start-up and operating expenses in the amount of US$191,682 were repaid by Xact in November 2004 and December 2004. The Xact Aid line of first aid products included wound-specific First Aid Packs for insect bites, minor burns, scrapes, cuts and sprains which provide materials to clean, treat, dress and maintain a specific type of minor injury. Although the then management of Xact believed that an over-the-counter, customer based marked existed for would-specific first aid kits, Xact did not succeed with the marketing of these products and no products were sold.

On 9 May 2005, Xact Shares commenced trading on the OTC Bulletin Board. Xact became a fully reporting and publicly trading company on the OTC Bulletin Board.

Financial position

For the year ended 30 June 2005, loss from operation was HK$5,981,685, representing administrative expenses. Xact also incurred finance costs in the amount of HK$388,626. The finance costs represented interest payable on a Convertible Notes in the principal amount of US$1,000,000, the Promissory Note and an unsecured 6% note in the principal amount of HK$530,400. Loss for the year was HK$12,155,968.

For the period from 19 April 2004 to 30 June 2004

Business Review

Xact was formed in the State of Nevada on 19 April 2004. From the date of inception up to 30 June 2004, Xact has not engaged in any business.

Financial position

During the period from 19 April 2004 up to 30 June 2004, Xact has not engaged in any business. During the period, Xact has incurred administrative expenses in the amount of HK$505,435.

1. SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the consolidated income statement and the assets and liabilities of the Group for the three years ended 31 December 2005 and the two six months ended 30 June 2006:

	For the year ended 31 December			For the six months ended 30 June	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(audited)	*(audited)*	*(audited)*	*(unaudited)*	*(unaudited)*
RESULTS					
Turnover	553,232	618,618	689,770	324,610	308,211
Cost of sales	(432,584)	(487,512)	(549,330)	(261,026)	(244,929)
Gross profit	120,648	131,106	140,440	63,584	63,282
(Loss)/profit from operations	(49,377)	2,109	76,322	95,020	(5,801)
(Loss)/profit before tax	(82,632)	(28,601)	48,898	91,795	(10,409)
Income tax (expenses)/credit	(2,699)	29,502	(11,502)	(12,426)	(6)
Loss for the period from non-current assets held for sale	–	–	–	(3,008)	(6,093)
(Loss)/profit before minority interests	(85,331)	901	37,396	76,361	(16,508)
Minority interests	579	821	(1,935)	17	(177)
Net (loss)/profit for the year	(84,752)	1,722	35,461	76,378	(16,685)
Dividends	0	0	0	0	0
(Losses)/earnings per share – basic *(Note)*	(6.35) cents	0.08 cents	1.60 cents	34.46 cents	(7.53) cents
ASSETS AND LIABILITIES					
Total assets	646,322	611,661	615,606	610,586	753,521
Total liabilities	(384,406)	(346,733)	(311,085)	(268,693)	(464,452)
Net assets	261,916	264,928	304,521	341,893	289,069
Minority interests	–	(1,609)	(3,544)	(1,592)	(3,934)
Shareholders' funds	261,916	263,319	300,977	340,301	285,135

Note: Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on 15 June 2006, every ten ordinary shares of HK$0.01 each in the share capital of the Company were consolidated into one share of HK$1.00 each. The (losses)/earnings per share for the year ended 31 December 2003, 2004 and 2005 as disclosed above does not take into account for the effect of the share consolidation. For illustrative purpose, the adjusted (losses)/earnings per share for the year ended 31 December 2003, 2004 and 2005 were (63.51) cents, 0.78 cents and 16.00 cents respectively.

2. AUDITED FINANCIAL STATEMENTS

The following is an extract of the audited financial statements of the Group from the annual report of the Company for the year ended 31 December 2005:

Consolidated Income Statement
For the year ended 31 December 2005

	Notes	**2005** *HK$'000*	**2004** *HK$'000* (Restated)
Turnover	*6&7*	689,770	618,618
Cost of sales		(549,330)	(487,512)
Gross profit		140,440	131,106
Other operating income	*8*	10,721	6,788
Distribution costs		(50,413)	(55,850)
Administrative expenses		(95,101)	(80,548)
Loss on disposal of properties held for sale		(2,905)	–
Fair value gains/(losses) on investment properties	*17*	12,728	(1,594)
Reversal of write-down of properties held for sale to net realisable value		3,330	2,207
Gain on settlement of a loan	*34*	88,178	–
Provision for a legal claim	*30*	(30,656)	–
Profit from operations	*9*	76,322	2,109
Finance costs	*10*	(6,685)	(7,902)
Net loss on disposal of subsidiaries	*11*	–	(1,745)
Restructuring costs	*12*	–	(1,320)
Share of results of associates	*22*	(20,739)	(19,743)
Profit/(loss) before tax		48,898	(28,601)
Income tax (expense)/credit	*13*	(11,502)	29,502
Profit for the year		37,396	901
Attributable to:			
Equity holders of the Company		35,461	1,722
Minority interests		1,935	(821)
		37,396	901
Earnings per share for profit attributable to the equity holders of the Company – Basic and diluted	*14*	1.60 cents	0.08 cents

The accompanying notes on pages 50 to 97 form an integral part of these financial statements.

Consolidated Balance Sheet
As at 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Non-current assets			
Investment properties	17	200,847	172,305
Property, plant and equipment	18	102,664	117,528
Goodwill	19	2,306	2,306
Interests in associates	22	60,545	79,926
Investment securities	26	–	702
Available-for-sale financial assets	27	527	–
Deferred tax assets	36	6,300	21,300
		373,189	394,067
Current assets			
Inventories	23	81,157	85,023
Properties held for sale, at net realisable value		24,851	34,000
Trade and other receivables	24	103,942	73,587
Amounts due from associates	25	4,528	8,931
Other investments	26	–	101
Other financial assets at fair value through profit or loss	28	20	–
Derivative financial instruments	46	3,910	–
Cash and cash equivalents	47	24,009	15,952
		242,417	217,594
Current liabilities			
Trade and other payables	29	118,832	107,768
Provision for a legal claim	30	30,656	–
Bills payable		18,160	38,840
Tax payable		421	241
Amounts due to related companies	32	4,100	9,726
Obligations under finance leases - due within one year	33	82	84
Borrowings - due within one year	34	69,333	32,820
		241,584	189,479
Net current assets		833	28,115
Total assets less current liabilities		374,022	422,182

	Notes	2005 *HK$'000*	2004 *HK$'000* (Restated)
Non-current liabilities			
Convertible loan note	*31*	28,951	–
Obligations under finance leases - due after one year	*33*	319	408
Borrowings - due after one year	*34*	13,727	131,624
Loan advanced from a minority shareholder	*35*	–	128
Amount due to a related company	*32*	5,352	–
Deferred tax liabilities	*36*	21,152	25,094
		69,501	157,254
Net assets		304,521	264,928
Capital and reserves			
Share capital	*37*	221,615	221,615
Reserves		79,362	41,704
Equity attributable to equity holders of the Company		300,977	263,319
Minority interests		3,544	1,609
Total equity		304,521	264,928

The accompanying notes on pages 50 to 97 form an integral part of these financial statements.

Balance Sheet
As at 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Property, plant and equipment	18	421	468
Investments in subsidiaries	21	262,768	262,768
		263,189	263,236
Current assets			
Trade and other receivables		813	1,421
Amounts due from subsidiaries	25	176,405	69,400
Other investments	26	–	36
Other financial assets at fair value through profit or loss	28	20	–
Cash and cash equivalents		78	365
		177,316	71,222
Current liabilities			
Trade and other payables		3,217	2,826
Amounts due to subsidiaries	25	157,723	65,065
Amounts due to related companies	32	877	2,177
		161,817	70,068
Net current assets		15,499	1,154
Total assets less current liabilities		278,688	264,390
Non-current liabilities			
Convertible loan note	31	28,951	–
Amount due to a related company	32	1,162	–
		30,113	–
Net assets		248,575	264,390
Capital and reserves attributable to the Company's equity holders			
Share capital	37	221,615	221,615
Reserves	38	26,960	42,775
Total equity		248,575	264,390

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005

	Attributable to equity holders of the Company							
	Share capital	Capital redemption reserve	Exchange reserve	Equity component of convertible loan note	Other reserve	Accumulated losses	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (note)	*HK$'000*	*HK$'000*	*HK$'000*
The Group								
At 1 January 2004, as previously reported as equity	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
At 1 January 2004, as previously separately reported as minority interests	–	–	–	–	–	–	–	–
At 1 January 2004, as restated	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	(319)	–	–	–	–	(319)
Net expense recognised directly in equity	–	–	(319)	–	–	–	–	(319)
Profit/(loss) for the year	–	–	–	–	–	1,722	(821)	901
Total recognised (expense)/income for the year	–	–	(319)	–	–	1,722	(821)	582
Increment due to increase of share capital of a subsidiary	–	–	–	–	–	–	2,430	2,430
At 31 December 2004 and 1 January 2005, as restated	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	2,012	–	–	–	–	2,012
Net income recognised directly in equity	–	–	2,012	–	–	–	–	2,012
Profit for the year	–	–	–	–	–	35,461	1,935	37,396
Total recognised income for the year	–	–	2,012	–	–	35,461	1,935	39,408
Recognition of equity component of convertible loan note	–	–	–	185	–	–	–	185
At 31 December 2005	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At 1 January 2004	(27,616)
Loss for the year	(19,743)
At 31 December 2004	(47,359)
Loss for the year	(20,739)
At 31 December 2005	(68,098)

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on 18 September 2002.

Consolidated Cash Flow Statement

For the year ended 31 December 2005

	2005 *HK$'000*	2004 *HK$'000*
Operating activities		
Profit/(loss) before tax	48,898	(28,601)
Adjustments for:		
Share of results of associates	20,739	19,743
Interest income	(349)	(48)
Interest expenses	6,272	7,336
Finance lease charges	13	8
Depreciation	5,681	6,773
Amortisation of goodwill	–	407
Exchange loss arose from capitalisation of amount due to subsidiaries	842	–
Loss on disposal of property, plant and equipment	77	558
Fair value loss on available-for-sale financial assets	175	–
Fair value losses on other financial assets at fair value through profit or loss	81	–
Fair value losses on derivative financial instruments	17	–
Provision for a legal claim	30,656	–
Unrealised holding gain of other investments	–	(1)
Reversal of write-down of properties held for sale to net realisable value	(3,330)	(2,207)
Fair value (gains)/losses on investment properties	(12,728)	1,594
Net loss on disposal of subsidiaries	–	1,745
Exchange loss on loan advanced from a supplier	–	214
Gain on settlement of a loan	(88,178)	–
Waive of imputed interest expense on non-current interest-free amounts due to a related company	(487)	–
Operating cash flows before movements in working capital	8,379	7,521
Decrease in inventories	3,866	22,110
Decrease in properties held for sale	12,480	23,246
Increase in trade and other receivables	(31,246)	(7,674)
Decrease/(Increase) in amounts due from associates	4,403	(8,188)
Decrease in amounts due from related parties	–	2,085
Increase in trade and other payables	12,612	21,752
(Decrease)/Increase in bills payable	(20,680)	4,932
Decrease in amounts due to Directors	–	(1,619)
Decrease in amounts due to related companies	(274)	(429)
Cash (used in)/generated from operations	(10,460)	63,736
Hong Kong Profits Tax refunded/(paid)	44	(132)
Overseas tax paid	(298)	(33)
	(254)	(165)
Net cash (used in)/generated from operating activities	(10,714)	63,571

	Note	2005 HK$'000	2004 HK$'000
Investing activities			
Disposal of investment properties		9,176	–
Purchase of property, plant and equipment		(18,883)	(2,584)
Proceeds from disposal of property, plant and equipment		2,984	548
Proceeds from disposal of subsidiaries	39	–	7,762
Interest received		349	228
Increase in shareholding of a subsidiary		–	(2,287)
Investment in an associate		–	(7,025)
Net cash used in investing activities		(6,374)	(3,358)
Financing activities			
New bank loans		306,494	216,951
Net proceeds from issue of convertible loan note		28,265	–
New obligation under finance leases		–	540
Repayment of bank loans		(260,662)	(261,043)
Repayment of a loan advanced from a supplier		(46,817)	–
Increase in share capital of a subsidiary contributed by minority shareholders		–	16
Interest paid		(4,824)	(4,097)
Repayment of obligations under finance leases		(82)	(49)
Repayment of loan from a minority shareholder		(128)	–
Finance lease charges paid		(13)	(8)
Net cash generated from/(used in) financing activities		22,233	(47,690)
Net increase in cash and cash equivalents		5,145	12,523
Cash and cash equivalents at 1 January		13,695	1,796
Effect of foreign currency exchange rate changes		(237)	(624)
Cash and cash equivalents at 31 December		18,603	13,695
Analysis of the balances of cash and cash equivalents			
Being:			
Cash and cash equivalents		24,009	15,952
Bank overdrafts		(5,406)	(2,257)
		18,603	13,695

The accompanying notes on pages 50 to 97 form an integral part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2005

1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is disclosed in the corporate information of the annual report.

The Company is an investment holding company. Its subsidiaries are principally engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of the People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements were approved and authorised for issued by the Board on 11 April 2006.

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The adoption of new/revised HKFRSs

In 2005, the Group adopted the new/revised standards and interpretations of HKFRSs below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share

HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKAS-Int 15	Operating Leases - Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs and HKFRSs did not result in substantial changes to the Group's accounting policies except for those further described below.

In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS-Int 15 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. Where the land and building cannot be allocated reliably as at the date of acquisition, the land and building elements will continue to be treated as property, plant and equipment and carried at cost.

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profits or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in fair value is recognised through income statement.

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under the previous Statement of Standard Accounting Practice ("SSAP") No. 13 were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards.

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and

employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised.

Following the adoption of HKFRS 3 "Business Combinations", HKAS 36 "Impairment of Assets" and HKAS 38 "Intangible Assets" goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested for impairment annually as opposed to being amortised over its estimated useful life in previous years. Any impairment loss recognised during the year is charged to the income statement. This change in accounting policy has been applied prospectively from 1 January 2005 and amortisation of goodwill ceased on 31 December 2004.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 – the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

- HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005;

- HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1 January 2005, including the reclassification of any amount held in revaluation surplus for investment property;

- HKAS-Int 15 – does not require the recognition of incentives for leases beginning before 1 January 2005;

- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and

- HKFRS 3 – prospectively after 1 January 2005.

	2005 *HK$'000*	2004 *HK$'000*
The adoption of HKFRS 3 resulted in:		
Decrease in administrative expenses - Goodwill amortisation	407	–
Increase in basic and diluted earnings per share	0.02 cent	–
The adoption of HKAS 39 resulted in:		
Increase in available-for-sale financial assets	527	–
Decrease in investment securities	527	–
Increase in financial assets at fair value through profit or loss	20	–
Decrease in other investments	20	–
Increase in derivative financial instruments	3,910	–
Increase in administrative expenses:		
– Available-for-sale financial assets	175	–
– Derivative financial instruments	17	–
Decrease in basic and diluted earnings per share	0.01 cent	–

The Group has not early applied the following new/revised standards and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

3. Significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligation or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Goodwill

Goodwill arising on acquisitions prior to 1 January 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition.

For previously capitalised goodwill arising on acquisitions after 1 January 2001, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after 1 January 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the

cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sale of goods are recognised when goods are delivered and title has passed.

Maintenance service income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income under operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payment). The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associate, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

– Land held under medium-term lease	Over the unexpired term of lease
– Buildings on land held under medium-term lease	2½-5%
– Leasehold improvements	20%
– Furniture, fixtures and equipment	10-20%
– Machinery and tools	20-33⅓%
– Motor vehicles	20-25%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. As the directors consider the allocation between the land and buildings elements cannot be made reliably, no restatement has been made in the financial statements.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial

liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Other financial liabilities

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

Convertible loan notes

Convertible loan notes issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan notes into equity, is included in equity (convertible loan notes equity reserve).

In subsequent periods, the liability component of the convertible loan notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan notes equity reserve until the embedded option is exercised (in which case the balance stated in convertible loan notes equity reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible loan notes equity reserve will be released to the retained earnings. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan notes using the effective interest method.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration received or receivable is recognised in profit or loss.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. Financial risk management objectives and policies

The Group's major financial instruments include equity and debt investments, borrowings, trade receivables, trade payables and convertible loan notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Several subsidiaries of the Company have foreign currency sales, which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with the Group's risk management policies.

Certain trade receivables, loan receivables and borrowings of the Group are denominated in foreign currencies. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate bank borrowings (see Note 34). In relation to these fixed-rate borrowings, the Group aims at keeping borrowings at variable rates.

Besides, the Group is exposed to interest rate risk through the impact of rate changes on interest bearing bank borrowings and obligations under finance leases. The interest rates and terms of repayment of bank borrowings and obligations under finance leases of the Group are disclosed in notes 34 and 33 respectively.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 December 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Liquidity risk

The Group's liquidity risk management includes diversifying the funding sources. The Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations.

5. Critical accounting judgements and key sources of estimation uncertainty

In the process of applying the entity's accounting policies which are described in note 3, management has made the following judgments that have significant effect on the amounts recognised in the financial statements. The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews an aging analysis at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at 31 December 2005, the carrying amount of goodwill was HK$2,306,000. Details of the recoverable amount calculation are disclosed in note 20.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

6. Turnover

	2005	**2004**
	HK$'000	*HK$'000*
Sales of goods to customers, less returns and discounts	642,964	576,232
Maintenance service income	46,806	42,386
	689,770	618,618

7. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sale

Segment information about these businesses is presented below.

2005

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	97,987	212,161	377,845	1,777	–	–	–	689,770
Inter-segment sales	761	157	–	30	–	–	(948)	–
Total turnover	98,748	212,318	377,845	1,807	–	–	(948)	689,770

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	2,353	4,740	11,576	(962)	12,749	(361)	130	30,225
Gain on settlement of a loan								88,178
Unallocated other operating income								487
Provision for a legal claim								(30,656)
Unallocated corporate expenses								(11,912)
Profit from operations								76,322
Finance costs								(6,685)
Share of results of associates	–	(23,455)	2,716	–	–	–	–	(20,739)
Profit before tax								48,898
Income tax expense								(11,502)
Profit for the year								37,396

2005

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet								
Assets								
Segment assets	26,790	50,643	126,386	1	227,384	8,249	–	439,453
Interests in associates	–	52,930	7,615	–	–	–	–	60,545
Unallocated corporate assets								115,608
Consolidated total assets								615,606
Liabilities								
Segment liabilities	18,139	21,154	86,711	–	3,884	37	–	129,925
Unallocated corporate liabilities								181,160
Consolidated total liabilities								311,085
Other information								
Capital expenditure	303	295	16,074	–	–	2,211	–	18,883
Depreciation and amortisation	117	325	1,806	–	2,871	562	–	5,681
Fair value gains on investment properties	–	–	–	–	(12,728)	–	–	(12,728)
Reversal of write-down of properties held for sale to net realisable value	–	–	–	–	(3,330)	–	–	(3,330)

2004

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	122,449	137,543	314,590	44,036	–	–	–	618,618
Inter-segment sales	1,096	5,615	–	107	–	–	(6,818)	–
Total turnover	123,545	143,158	314,590	44,143	–	–	(6,818)	618,618

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	3,931	(490)	10,338	(6,632)	(1,006)	–	692	6,833
Unallocated corporate expenses								(4,724)
Profit from operations								2,109
Finance costs								(7,902)
Net loss on disposal of subsidiaries	–	–	–	–	(1,745)	–	–	(1,745)
Restructuring costs								(1,320)
Share of results of associates	–	(17,483)	(2,260)	–	–	–	–	(19,743)
Loss before tax								(28,601)
Income tax credit								29,502
Profit for the year								901

2004

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet								
Assets								
Segment assets	41,393	50,635	95,824	2,555	209,316	–	–	399,723
Interests in associates	–	75,161	4,765	–	–	–	–	79,926
Unallocated corporate assets								132,012
Consolidated total assets								611,661
Liabilities								
Segment liabilities	27,452	26,437	71,980	1,387	10,455	–	–	137,711
Unallocated corporate liabilities								209,022
Consolidated total liabilities								346,733
Other information								
Capital expenditure	10	882	2,804	26	–	1,162	–	4,884
Depreciation and amortisation	76	311	1,689	44	33	5,027	–	7,180
Fair value losses on investment properties	–	–	–	–	1,594	–	–	1,594
Reversal of write-down of properties held for sale to net realisable value	–	–	–	–	(2,207)	–	–	(2,207)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		Contribution to operating results	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	571,499	449,798	22,984	14,775
Singapore	56,027	53,160	51	353
Malaysia	29,790	26,717	1,542	1,392
PRC	11,931	58,824	(5,526)	(17,011)
Macau	19,966	27,871	845	478
Others	557	2,248	95	58
	689,770	618,618	19,991	45
Other operating income			10,721	6,788
Gain on settlement of a loan			88,178	–
Provision for a legal claim			(30,656)	–
Unallocated corporate expenses			(11,912)	(4,724)
Profit from operations			76,322	2,109

The following is an analysis of the carrying amount of segment assets, and capital expenditures analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital expenditures	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	487,654	438,971	18,355	3,997
Singapore	22,991	20,343	349	767
Malaysia	13,514	11,064	83	120
PRC	91,406	141,235	96	–
Macau	41	48	–	–
	615,606	611,661	18,883	4,884

8. Other operating income

	2005	**2004**
	HK$'000	*HK$'000*
Rental income (before deducting outgoings of HK$5,104,000 (2004: HK$5,537,000))	7,684	6,439
Commission income	1,050	349
Compensation for a termination agreement	1,500	–
Waive of imputed interest expense on non-current interest-free amounts due to a related company	487	–
	10,721	6,788

9. Profit from operations

	2005 *HK$'000*	2004 *HK$'000*
Profit from operations has been arrived at after charging:		
Auditors' remuneration	730	662
Depreciation of:		
Owned assets	5,533	6,604
Assets held under finance leases	148	169
Staff costs, including Directors' emoluments	63,315	56,958
Loss on disposal of property, plant and equipment	77	558
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of HK$1,736,000 (2004: HK$624,000))	549,330	487,512
Goodwill:		
Amortisation for the year	–	407
Fair value loss(es):		
Available-for-sale financial assets	175	–
Other financial assets at fair value through profit or loss	81	–
Derivative financial instruments	17	–
Foreign exchange differences, net	696	332
and crediting:		
Unrealised holding gain of other investments	–	1
Interest income	349	48

10. Finance costs

	2005 *HK$'000*	2004 *HK$'000*
Interest expenses on:		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	4,914	4,064
Other loans wholly repayable after five years	–	3,272
Effective interest expense on convertible loan note *(note 31)*	871	–
Imputed interest expense on non-current interest-free amounts due to a related company	487	–
	6,272	7,336
Finance lease charges	13	8
Bank charges	400	558
	6,685	7,902

11. Net loss on disposal of subsidiaries

	2005 *HK$'000*	2004 *HK$'000*
Net loss on disposal of subsidiaries	–	1,745

12. Restructuring costs

In May 2004 the Group embarked on a corporate-wide saving plan to alleviate the staff costs and other expenses of the Group. Pursuant to the saving plan, employment contracts of certain staff were terminated and the relevant severance payment of HK$1,320,000 was incurred as restructuring costs for the year ended 31 December 2004.

13. Income tax

The expense/(credit) comprises:

	2005	2004
	HK$'000	*HK$'000*
Current tax:		
Hong Kong Profits Tax	138	243
Overseas income tax	306	170
	444	413
Deferred tax:		
Current year	11,058	(29,915)
Income tax attributable to the Company and its subsidiaries	11,502	(29,502)

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

The tax expense/(credit) for the year can be reconciled to the profit/(loss) before tax as follows:

	2005		2004	
	HK$'000	*%*	*HK$'000*	*%*
Profit/(loss) before tax	48,898		(28,601)	
Tax at the Hong Kong Profits Tax rate of 17.5%	8,557	17.5	(5,005)	(17.5)
Tax effect of share of results of associates	3,629	7.4	3,455	12.1
Tax effect of expenses that are not deductible for tax purposes	18,691	38.2	13,599	47.5
Tax effect of income that are not taxable for tax purposes	(14,813)	(30.3)	(19,210)	(67.2)
Tax effect of deferred tax assets not recognised	–	–	1	0.0
Utilisation of deferred tax assets previously not recognised	(6,136)	(12.5)	(4,745)	(16.6)
Tax effect of tax losses not recognised	1,788	3.7	3,944	13.8
Tax effect of tax losses recognised as deferred tax assets	–	–	(21,300)	(74.5)
Effect of different tax rates of subsidiaries and associates operating in other jurisdictions	58	0.1	(60)	(0.2)
Others	(272)	(0.6)	(181)	(0.6)
Tax expense/(credit) and effective tax rate for the year	11,502	23.5	(29,502)	(103.2)

The share of tax attributable to associates amounting to approximately HK$88,000 (2004: nil) is included in "Share of results of associates" on the face of the consolidated income statement.

14. Earnings per share

The calculation of the basic earnings per share is based on the profit attributable to equity holders of approximately HK$35,461,000 (2004: HK$1,722,000) and on the weighted average number of 2,216,154,331 (2004: 2,216,154,331) ordinary shares in issue during the year.

There is no diluted earnings per share because the exercise prices of the Company's outstanding share options and convertible loan note were higher than the average market prices for share for both years.

15. Directors' and employees' emoluments

(a) Directors' emoluments

The emoluments paid or payable to each of the ten Directors (2004: nine Directors) were as follows:

		Other emoluments			
	Fees	Salaries and other benefits	Performance related incentive payments	Retirement benefits scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum LEE	–	–	320	–	320
Richard Man Fai LEE	–	2,380	3,655	12	6,047
Jeff Man Bun LEE	–	–	230	4	234
Sammy Chi Chung SUEN	–	860	449	12	1,321
Tik Tung WONG	–	812	520	12	1,344
	–	4,052	5,174	40	9,266
Non-executive Director					
Kam Har YUE	30	–	10	–	40
Independent Non- executive Directors					
Raymond Cho Min LEE	80	–	–	–	80
Boon Seng TAN	80	–	–	–	80
Ying Kwan CHEUNG (Appointed on 3 November 2005)	13	–	–	–	13
Kenji Tak Hing CHAN (Resigned on 3 November 2005)	67	–	–	–	67
	240	–	–	–	240
Total for 2005	270	4,052	5,184	40	9,546
Executive Directors					
Wing Sum LEE	–	–	–	–	–
Richard Man Fai LEE	–	2,412	602	12	3,026
Jeff Man Bun LEE	–	–	–	–	–
Sammy Chi Chung SUEN	–	860	55	12	927
Tik Tung WONG (Appointed on 28 June 2004)	–	305	–	6	311
	–	3,577	657	30	4,264

	Fees	Other emoluments: Salaries and other benefits	Other emoluments: Performance related incentive payments	Other emoluments: Retirement benefits scheme contributions	Total emoluments
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Non-executive Director					
Kam Har YUE	20	–	–	–	20
Independent Non-executive Directors					
Raymond Cho Min LEE	50	–	–	–	50
Boon Seng TAN	50	–	–	–	50
Kenji Tak Hing CHAN (Appointed on 1 September 2004)	27	–	–	–	27
	127	–	–	–	127
Total for 2004	147	3,577	657	30	4,411

The performance related incentive payments are determined as a percentage of the turnover or the profit after tax of the Group.

There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

(b) Employees' emoluments

During the year, the five highest paid individuals included three Directors (2004: two Directors), details of whose emoluments are set out in note 15(a) above. The emoluments of the remaining highest paid individuals were as follows:

	2005	2004
	HK$'000	HK$'000
Salaries and other benefits	1,861	2,735
Performance related incentive payments	1,933	730
Retirement benefit scheme contributions	16	36
	3,810	3,501

The emoluments of the remaining highest paid individuals fell within the following bands:

	2005	2004
	Number of employees	Number of employees
HK$		
Nil – 1,000,000	1	1
1,000,001 – 1,500,000	–	1
1,500,001 – 2,000,000	–	1
2,500,001 – 3,000,000	1	–
	2	3

16. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the income statement during the year amounted to approximately HK$1,499,000 (2004: HK$1,642,000), which represents contributions payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, contributions are payable to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$919,000 (2004: HK$661,000).

17. Investment properties

	Investment properties in Hong Kong held under medium-term leases	Investment properties outside Hong Kong held under medium-term leases	Total
	HK$'000	*HK$'000*	*HK$'000*
The Group			
Fair value			
At 1 January 2004	87,783	28,914	116,697
Transfer from property, plant and equipment *(note 18)*	57,202	–	57,202
Increase/(decrease) in fair value recognised in the income statement	14,496	(16,090)	(1,594)
At 31 December 2004 and 1 January 2005	159,481	12,824	172,305
Disposals	–	(9,176)	(9,176)
Transfer from property, plant and equipment *(note 18)*	30,548	–	30,548
Transfer to property, plant and equipment *(note 18)*	(5,558)	–	(5,558)
Increase in fair value recognised in the income statement	12,728	–	12,728
At 31 December 2005	197,199	3,648	200,847

The investment properties of the Group were revalued at 31 December 2005 by BMI Appraisals Limited (2004: Norton Appraisals Limited), independent professionally qualified valuers, on an open market, existing use basis.

The investment properties of the Group are rented out or available for rent under operating leases, further summary details of which are included in note 43 to the financial statements.

The Group had pledged investment properties with a carrying amount of approximately HK$197,199,000 (2004: HK$159,481,000) to secure facilities granted to the Group. (See note 47)

18. Property, plant and equipment

	Land and buildings in Hong Kong held under medium-term leases HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and equipment HK$'000	Machinery and tools HK$'000	Motor vehicles HK$'000	Total HK$'000
The Group						
Cost or valuation						
At 1 January 2004	210,486	19,667	49,771	9,078	7,677	296,679
Exchange difference	–	2	51	7	13	73
Additions	–	117	227	519	1,721	2,584
Transfer to investment properties	(70,556)	–	–	–	–	(70,556)
Reclassification	–	–	263	(263)	–	–
Disposals	–	(116)	(9,489)	(128)	(1,090)	(10,823)
At 31 December 2004 and 1 January 2005	139,930	19,670	40,823	9,213	8,321	217,957
Exchange difference	–	(2)	(20)	(1)	(20)	(43)
Additions	–	10,559	3,166	2,239	2,919	18,883
Transfer to investment properties	(38,965)	–	–	–	–	(38,965)
Transfer from investment properties	5,558	–	–	–	–	5,558
Reclassification	–	–	856	(856)	–	–
Disposals	–	(6,102)	(12,694)	(2,977)	(4,356)	(26,129)
At 31 December 2005	106,523	24,125	32,131	7,618	6,864	177,261
Representing:						
At cost	90,325	24,125	32,131	7,618	6,864	161,063
At 1996 valuation	10,640	–	–	–	–	10,640
At 2005 valuation	5,558	–	–	–	–	5,558
	106,523	24,125	32,131	7,618	6,864	177,261
Accumulated depreciation						
At 1 January 2004	36,992	18,591	47,467	8,286	5,324	116,660
Exchange difference	–	2	46	3	15	66
Provided for the year	4,084	391	818	405	1,075	6,773
Transfer to investment properties	(13,354)	–	–	–	–	(13,354)
Reclassification	–	–	263	(263)	–	–
Eliminated upon disposals	–	(67)	(9,175)	(114)	(360)	(9,716)
At 31 December 2004 and 1 January 2005	27,722	18,917	39,419	8,317	6,054	100,429
Exchange difference	–	(1)	(20)	(1)	(8)	(30)
Provided for the year	2,871	866	895	373	676	5,681
Transfer to investment properties	(8,417)	–	–	–	–	(8,417)
Reclassification	–	–	724	(724)	–	–
Eliminated upon disposals	–	(5,826)	(12,510)	(2,975)	(1,755)	(23,066)
At 31 December 2005	22,176	13,956	28,508	4,990	4,967	74,597
Net Book Values						
At 31 December 2005	84,347	10,169	3,623	2,628	1,897	102,664
At 31 December 2004	112,208	753	1,404	896	2,267	117,528

At 31 December 2005, the net book value of the Group's motor vehicles included an amount of HK$442,400 (2004: HK$582,000) in respect of assets held under finance leases. The leasehold land and building of the Group were valued at 1996 and 2005 by independent qualified professional valuers not connected with the Group on an open market value basis.

The valuations as at 1996 and 2005 represented the carrying values (equivalent to their approximate fair values) of the leasehold land and buildings at the time when they ceased to be classified as investment properties. Had the leasehold properties been carried at their historical cost less accumulated depreciation, amortisation and impairment losses, the carrying value of the leasehold properties would have been stated at HK$14,086,000 (2004: HK$8,765,000).

The Group had pledged land and buildings having a carrying amount of approximately HK$84,347,000 (2004: HK$112,208,000) to secure facilities granted to the Group. (See note 47)

The Company	**Leasehold improvements** *HK$'000*	**Furniture, fixtures and equipment** *HK$'000*	**Motor vehicles** *HK$'000*	**Total** *HK$'000*
Cost				
At 1 January 2004	6,635	21,960	2,647	31,242
Additions	8	103	–	111
Transfer from a subsidiary	–	263	–	263
Disposals	–	–	(650)	(650)
At 31 December 2004 and 1 January 2005	6,643	22,326	1,997	30,966
Additions	–	208	–	208
Transfer from a subsidiary	–	41	–	41
Disposals	(399)	(6,227)	–	(6,626)
At 31 December 2005	6,244	16,348	1,997	24,589
Accumulated depreciation				
At 1 January 2004	6,604	21,600	1,851	30,055
Provided for the year	15	159	179	353
Transfer from a subsidiary	–	263	–	263
Eliminated upon disposals	–	–	(173)	(173)
At 31 December 2004 and 1 January 2005	6,619	22,022	1,857	30,498
Provided for the year	8	150	138	296
Eliminated upon disposals	(399)	(6,227)	–	(6,626)
At 31 December 2005	6,228	15,945	1,995	24,168
Net book values				
At 31 December 2005	16	403	2	421
At 31 December 2004	24	304	140	468

19. Goodwill

The Group	**Total** *HK$'000*
Cost	
At 1 January 2004	–
Arising from increase in shareholding of a subsidiary	2,713
At 31 December 2004 and 1 January 2005	2,713
Elimination of accumulated amortisation upon the adoption of HKFRS 3 *(note 2)*	(407)
At 31 December 2005	2,306
Amortisation	
At 1 January 2004	–
Provided for the year	407
At 31 December 2004 and 1 January 2005	407
Elimination of accumulated amortisation upon the adoption of HKFRS 3 *(note 2)*	(407)
At 31 December 2005	–
Carrying value	
At 31 December 2005	2,306
At 31 December 2004	2,306

In 2004, the goodwill arising from increase in shareholding of a subsidiary was amortised over a period of five years.

Particulars regarding impairment testing on goodwill are disclosed in note 20.

20. Impairment testing on goodwill

As explained in note 7, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives set out in Notes 19 has been allocated to an individual cash generating unit (CGU), including subsidiaries in "the Car and car accessories" segment. The carrying amount of goodwill (net of accumulated amortisation) at 31 December 2005 is approximately HK$2,306,000.

During the year ended 31 December 2005, Directors of the Group determines that there are no impairments of its CGU containing goodwill.

The recoverable amount of the above CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 10%. Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the CGU' past performance and management's expectations for the market development.

21. Investments in subsidiaries

	The Company	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted shares, at cost	293,504	293,504
Less: Impairment loss recognised	(30,736)	(30,736)
	262,768	262,768

Particulars of the Company's principal subsidiaries at 31 December 2005 are shown in note 50.

22. Interests in associates

The summarised financial information in respect of the Group's associates is set out below:

	2005	**2004**
	HK$'000	*HK$'000*
Total assets	551,756	461,264
Total liabilities	(420,513)	(295,059)
Net assets	131,243	166,205
Group's share of net assets of associates	60,545	79,926
Turnover	828,299	472,271
Loss for the year	(37,855)	(42,501)
Group's share of result of associates for the year	(20,739)	(19,743)

Particulars of the Group' principal associates at 31 December 2005 are shown in note 51.

23. Inventories

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Finished goods	70,400	72,558
Spare parts	10,757	12,465
	81,157	85,023

Included in the above figure are finished goods of HK$2,930,000 (2004: nil) which has been pledged as security for bank loans.

24. Trade and other receivables

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables, net of provision is as follows:

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 30 days	50,275	29,218
31 to 60 days	11,175	10,609
61 to 90 days	4,296	2,398
91 days to 1 year	1,907	8,469
Over 1 year	2,002	1,986
Total trade receivables, net of provision	69,655	52,680
Deposits, prepayments and other receivables	34,287	20,907
	103,942	73,587

The fair values of the Group's trade and other receivables at 31 December 2005 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

25. Amounts due from/to associates/subsidiaries

The amounts due are unsecured, interest-free and have no fixed terms of repayment.

26. Investment securities/other investments

Investment securities/other investments at 31 December 2004 are set out below. Upon the adoption of HKAS 39 on 1 January 2005, investment securities/other investments were reclassified to appropriate categories under HKAS 39 (see note 2).

The Group

	Other investments *HK$'000*	Investment securities *HK$'000*	Total *HK$'000*
Equity securities:			
Listed	101	–	101
Unlisted	–	75	75
	101	75	176
Debt securities:			
Unlisted	–	627	627
Total:			
Listed			
Hong Kong	100	–	100
Elsewhere	1	–	1
Unlisted	–	702	702
	101	702	803
Carrying amount analysed for reporting purposes as:			
Current	101	–	101
Non-current	–	702	702
	101	702	803
Market value of listed securities	101	–	101

The Company

	Other investments *HK$'000*
Equity securities:	
Listed in Hong Kong	35
Listed in elsewhere	1
	36
Market value of listed securities	36

27. Available-for-sale financial assets

The Group

	2005
	HK$'000
At 1 January 2005	702
Fair value loss on available-for-sale financial assets	(175)
At 31 December 2005	527
Available-for-sale financial assets at 31 December 2005 comprise:	
Unlisted securities:	
Debt securities without interest and maturity date	527

The above investments consist of investments in unlisted debt securities which were designated as available-for-sale financial assets on 1 January 2005 and have no fixed maturity date or coupon rate.

The fair values of unlisted available-for-sale debt investments have been estimated based on observable market prices or rates. The fair value loss on available-for-sale financial assets represents the impairment loss for the year ended 31 December 2005. The Directors believe that the estimated fair values based on observable market prices or rates, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

28. Other financial assets at fair value through profit or loss

	The Group	**The Company**
	2005	**2005**
	HK$'000	*HK$'000*
At 1 January 2005	101	36
Fair value losses on other financial assets at fair value through profit or loss	(81)	(16)
At 31 December 2005	20	20
Listed securities:		
Equity securities listed in Hong Kong	19	19
Equity securities listed in elsewhere	1	1
	20	20

The carrying amounts of the above financial assets were classified as held for trading.

29. Trade and other payables

The following is an aged analysis of trade payables at the balance sheet date:

	The Group	
	2005	2004
	HK$'000	*HK$'000*
Within 30 days	5,598	5,070
31 to 60 days	2,924	2,191
61 to 90 days	4,404	3,337
91 days to 1 year	719	988
Over 1 year	536	1,329
Total trade payables	14,181	12,915
Customers' deposits, accruals and other payables	104,651	94,853
	118,832	107,768

The fair values of the Group' trade and other payables at 31 December 2005 approximate to the corresponding carrying amounts.

30. Provision for a legal claim

At 31 December 2005, the Group had a provision for a legal claim of approximately HK$30,656,000 arising out of a law suit against a subsidiary of the Company in the People's Republic of China (the "PRC"). Regarding the law suit in the PRC, the Guangdong Province Higher People's Court (the "Higher People's Court") has declared and reaffirmed its final ruling against the subsidiary in 24 January 2006. The subsidiary is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People' Court. Further details set out in the announcement of the Company dated 17 February 2006.

31. Convertible loan note

The Company issued a 7.25% convertible loan note in the principal amount of HK$30,000,000 on 18 August 2005 to Hanny Holdings Limited. The convertible loan note is denominated in Hong Kong dollars. The note entitles the holder to convert it into ordinary shares of the Company at any time between the date of issue of the note and the settlement date on 5 September 2008 at a conversion price of HK$0.10 per convertible loan note. If the note has not been converted, it will be redeemed on 5 September 2008 at par. Interest of 7.25% will be paid semi-annually up until the settlement date. Further details of which are set out in the announcement of the Company dated 18 August 2005.

The convertible loan note contains two components, liability and equity elements. Upon the adoption of HKAS 32 Financial Instruments: Disclosure and Presentation (see note 2), the convertible loan note is split between the liability and equity elements. The equity element is presented in equity heading "convertible loan note – equity reserve". The effective interest rate of the liability component is 10%.

The movement of the liability component of the convertible loan note for the year is set out below:

	The Group and the Company	
	2005	2004
	HK$'000	*HK$'000*
Face value of convertible loan note issued on 18 August 2005	30,000	–
Transaction cost	(1,735)	–
Equity component	(185)	–
Liability component on initial recognition at 18 August 2005	28,080	–
Interest expense *(note 10)*	871	–
Liability component at 31 December 2005	28,951	–

The fair value of the liability component of the convertible loan note at 31 December 2005, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible loan at the balance sheet date, was approximately HK$28,951,000.

32. Amount(s) due to related companies

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts repayable within one year	4,100	9,726	877	2,177
Amounts repayable after one year but within two years	5,352	–	1,162	–
	9,452	9,726	2,039	2,177

Included in the current liabilities the amounts are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company. The fair value of the amounts due to related companies as at 31 December 2005 approximates the corresponding carrying amount.

Included in the non-current liabilities, the amount is unsecured, non-interest bearing and will be repayable in 2007. The related company is controlled by certain Directors of the Company. The effective interest rate of the amount due to a related company is 10%. As of 31 December 2005, the fair value of the loan from the related company was HK$5,352,000 determined based on the present value of the estimated future cash outflows discounted using the prevailing market rate at the balance sheet.

33. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Amounts payable under finance leases:				
Within one year	95	99	82	84
In the second to fifth year inclusive	340	372	294	321
More than five years	29	100	25	87
	464	571	401	492
Less: Future finance charges	(63)	(79)	–	–
Present value of lease obligations	401	492	401	492
Analysed as:				
Amounts due within one year shown under current liabilities			82	84
Amounts due after one year			319	408
			401	492

For the year ended 31 December 2005, the average effective borrowing rate was approximately 4% (2004: 3%) per annum. Interest rate are fixed at the contract date. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group' obligations under finance lease were secured by the lessor' charge over the leased assets. The carrying amount of the obligations under finance leases approximates their fair value.

34. Borrowings

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Bank overdrafts	5,406	2,257
Bank loans	77,654	31,865
	83,060	34,122
Secured *(note 47)*	75,751	25,318
Unsecured	7,309	8,804
	83,060	34,122
Secured loan advanced from a supplier (note below)	–	130,322
	83,060	164,444
The maturity of the above loans are as follows:		
Within one year	69,333	32,820
More than one year, but not exceeding two years	6,134	477
More than two years, but not exceeding five years	7,593	825
More than five years	–	130,322
	83,060	164,444
Less: Amounts due within one year shown under current liabilities	(69,333)	(32,820)
Amounts due after one year	13,727	131,624

At 31 December 2004, the loan advanced from a supplier namely, Mitsubishi Heavy Industries, Ltd ("MHI") was secured by investment properties of the Group, borne interest at 2.5% per annum and was repayable semi-annually by ten instalments commencing from 30 June 2012.

On 24 February 2005, the Group and MHI have entered into a deed of settlement in relation to the settlement of the debt due from the Group to MHI under the loan agreement dated 28 June 2002. In accordance with the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of approximately HK$135.0 million at 31 December 2004, have been settled in full with the amount of approximately HK$46.8 million, resulting in a gain of approximately HK$88.2 million. The settlement has been fulfilled by a new long term bank loan borrowed by the Group and the Group's internal resources. Further details are set out in the announcement of the Company dated 24 February 2005.

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Fixed-rate borrowings: More than five years	–	130,322

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2005	2004
Effective interest rate:		
Fixed-rate borrowings	–	2.5%
Variable-rate borrowings	3.15% to 10%	3.15% to 8%

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	MYR	SGD	JPY	USD
	$'000	*$'000*	*$'000*	*$'000*
At 31 December 2005	3,156	482	10,850	2,682
At 31 December 2004	3,845	742	3,364	17,692

During the year, the Group obtained new borrowings in the amount of approximately HK$312,447,000. The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

35. Loan advanced from a minority shareholder

At 31 December 2004, the loan was unsecured, non-interest bearing and had no fixed terms of repayment. The minority shareholder has agreed not to demand repayment of the loan in the next twelve months from the balance sheet date and, accordingly, the amount has been classified as non-current liability. The amount was fully settled during the year.

36. Deferred tax (assets)/liabilities

	Accelerated tax depreciation	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2004	33,709	–	33,709
Credited to income for the year	(8,615)	(21,300)	(29,915)
At 31 December 2004 and 1 January 2005	25,094	(21,300)	3,794
Charged/(credited) to income for the year	(3,942)	15,000	11,058
At 31 December 2005	21,152	(6,300)	14,852

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2005	2004
	HK$'000	*HK$'000*
Deferred tax liabilities	21,152	25,094
Deferred tax assets	(6,300)	(21,300)
	14,852	3,794

At 31 December 2005, the Group has unused tax losses of approximately HK$991,418,000 (2004: HK$1,010,766,000) available for offset future profits. A deferred tax asset has been recognised in respect of approximately HK$36,000,000 (2004: HK$121,714,000) of such losses. No deferred tax asset has been recognised in respect of the remaining amount of approximately HK$955,418,000 (2004: HK$889,052,000) due to the unpredictability of future profit streams. The tax losses may be carried forward either 5 years or indefinitely.

37. Share capital

	Number of shares	Nominal value
		HK$'000
Authorised:		
At 1 January 2004, 31 December 2004, 1 January 2005 and 31 December 2005 of HK$0.10 each	3,500,000,000	350,000
Issued and fully paid:		
At 1 January 2004, 31 December 2004, 1 January 2005 and 31 December 2005 of HK$0.10 each	2,216,154,331	221,615

38. Reserves

The Company

	Capital redemption reserve	Convertible loan note reserve	Contributed surplus	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2004	916	–	361,491	(322,757)	39,650
Profit for the year	–	–	–	3,125	3,125
At 31 December 2004 and 1 January 2005	916	–	361,491	(319,632)	42,775
Loss for the year	–	–	–	(16,000)	(16,000)
Recognition of equity component of convertible loan note	–	185	–	–	185
At 31 December 2005	916	185	361,491	(335,632)	26,960

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At 31 December 2005, the Company have distributable reserves by considering the net balance of reserve available for distribution of HK$25,859,000 (2004: HK$41,859,000), including contributed surplus of HK$361,491,000 (2004: HK$361,491,000) and accumulated losses of HK$335,632,000 (2004: HK$319,632,000).

39. Disposal of subsidiaries

A summary of the effects of disposal of subsidiaries is as follows:

	2005	2004
	HK$'000	*HK$'000*
Net assets disposed of:		
Property held for sale, at net realisable value	–	9,448
Trade and other receivables	–	59
	–	9,507
Loss on disposal of subsidiaries	–	(1,745)
Total consideration	–	7,762
Satisfied by:		
Cash	–	7,762
Net cash inflow arising on disposal:		
Cash consideration	–	7,762

The subsidiaries disposed of for the year ended 31 December 2004 did not have any significant impact on the Group's cash flows, turnover and operating results.

40. Major non-cash transactions

During the year ended 31 December 2004, minority shareholders of a Group's subsidiary contributed to the increase in share capital of the subsidiary by offsetting to the amounts of totalling HK$2,000,000 due to the minority shareholders by the Group.

41. Events after the balance sheet date

(a) On 30 December 2005, Italian Motors (Sales and Services) Limited, an indirect 89.92%-owned subsidiary of the Company, and Ferrari S.p.A. entered into an equity interest transfer agreement relating to the transfer of 29% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., for a consideration of US$870,000, equivalent to approximately HK$6.8 million. Further details of which are set out in the announcement of the Company dated 3 January 2006.

(b) On 9 February 2006, a subsidiary of the Company had entered into a sales and purchase agreement with Mr. Law and Mr. Chak, directors of Firmmark Limited ("Firmmark") to which the Group would acquire 100% of the issued share capital of Firmmark for a consideration of approximately HK$835,000. The principal activity of Firmmark is the retailing of electrical appliances.

42. Related party transactions

In addition to the balances with related parties disclosed elsewhere in the financial statements, during the year, the Group entered into the following significant related party transactions:

	2005	2004
	HK$'000	*HK$'000*
Interest income received from a related party (a)	–	30
Management and agency fee paid to a related company (b)	77	61
Sales of goods to a Director (b)	–	900
Sales of goods to a related company (b)	16	–
Acquisition of further interest in a subsidiary from a related party	–	2,287
Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (b), (c)	4,206	4,187
Consultancy service fee paid to a related company (b)	–	20

(a) The interest income received from a related party borne interest at the best lending rate offered by the Hongkong and Shanghai Banking Corporation Limited.

(b) The pricing of transactions regarding management and agency fees, consultancy service fee and goods sold to a related company or Director were determined by the Directors on the basis of estimated market value.

(c) The related company acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the year, management fee of HK$417,000 (2004: HK$417,000) and accounting service fee of HK$162,000 (2004: HK$162,000) were paid to the related company by the building management fund.

Compensation of key management personnel

The remuneration of Directors and other members of key management during the year was as follows:

	2005	2004
	HK$'000	*HK$'000*
Fees	270	147
Salaries and other benefits	4,052	3,577
Performance related incentive payments	5,184	657
Retirement benefit scheme contributions	40	30
Short-term employee benefits	9,546	4,411

The remuneration of Directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

43. Operating lease arrangements

The Group as lessor

Property rental income earned, net of outgoings of HK$5,104,000 (2004: HK$5,537,000) during the year was HK$2,580,000 (2004: HK$902,000). The property held has committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

	2005	2004
	HK$'000	*HK$'000*
Within one year	6,744	4,435
In the second to fifth year inclusive	5,223	2,804
	11,967	7,239

The Group as lessee

	2005	2004
	HK$'000	*HK$'000*
Minimum lease payments under operating leases recognised in the income statement for the year	8,232	7,294

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	8,974	5,317
In the second to fifth year inclusive	8,273	3,527
	17,247	8,844

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

At 31 December 2005, the Company had no commitments under non-cancellable operating leases (2004: nil).

44. Capital commitments

At the balance sheet date, neither the Group nor the Company had any significant capital commitments.

45. Contingent liabilities

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of:

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given for banking and other facilities made available to subsidiaries	–	–	218,207	162,954
Other guarantees issued for subsidiaries	–	–	5,615	138,328
	–	–	223,822	301,282

(b) At 31 December 2005, the Group had contingent liabilities of approximately HK$1.3 million (2004: approximately HK$1.3 million) in respect of proceedings involving a subsidiary of the Company in India and of approximately HK$10,333,000 (2004: approximately HK$1,000,000) arising out of the grant of option to a connected person. Further details of which are set out in the announcement of the Company dated 5 May 2004.

46. Derivative financial instruments

	2005		2004	
	Assets	Liabilities*	Assets	Liabilities*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Foreign currency forward contracts	3,910	3,927	–	–
Analysed as:				
Current – derivative financial instrument assets	3,910		–	

* The amount is included in other payables.

At 31 December 2005, the Group had entered into forward contracts denominated in United States Dollar ("USD"), Japan Yen ("JPY") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

Notional amount	Maturity	Exchange rates
Sell SGD36,494	18 January 2006	SGD0.01458 to JPY1
Sell SGD55,419	24 January 2006	SGD0.01459 to JPY1
Sell SGD12,982	14 February 2006	SGD0.01431 to JPY1
Sell SGD48,507	20 March 2006	SGD0.01428 to JPY1
Sell SGD215,019	28 February 2006	SGD1.672 to USD1
Sell SGD470,873	9 February 2006	SGD1.6635 to USD1

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

47. Pledge of assets

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Land and buildings	84,347	112,208
Inventories	2,930	–
Investment properties	197,199	159,481
Trade receivables	2,390	–
Properties held for sale	–	34,000
Deposits in bank	–	1,214
All assets of a subsidiary	18,759	18,491

The amount represents assets pledged to banks to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

48. Share options schemes

1991 Scheme

The Company's share option scheme was adopted on 22 June 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on 21 June 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on 28 June 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on 30 May 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2002 Scheme

On 23 August 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on 30 May 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

At 31 December 2005, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 45,843,275, 118,616,032 and 84,146,958 (2004: 45,843,275, 118,930,658 and 91,226,162 respectively), representing 2.1%, 5.4% and 3.8% (2004: 2.1%, 5.4% and 4.1% respectively) of the issued share capital of the Company at that date respectively.

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

Scheme type	Date of grant	Outstanding at 1 January 2005	Option lapsed	Outstanding at 31 December 2005	Exercisable period	Exercise price
						HK$
1991	21 December 1999	22,890,928	–	22,890,928	1 February 2000 – 21 March 2006	0.2325
1991	11 February 2000	11,531,229	–	11,531,229	18 March 2000 – 21 March 2006	0.5422
1991	8 September 2000	4,719,470	–	4,719,470	5 November 2000 – 4 November 2006	0.2347
1991	18 January 2001	409,019	–	409,019	6 March 2001 – 14 March 2007	0.1661
1991	28 May 2001	6,292,629	–	6,292,629	29 June 2001 – 29 June 2007	0.1661
2001	10 August 2001	111,694,164	–	111,694,164	14 September 2001 – 18 September 2007	0.1661
2001	29 August 2001	5,663,338	314,626	5,348,712	30 September 2001 – 30 September 2007	0.1661
2001	23 November 2001	1,573,156	–	1,573,156	23 December 2001 – 22 December 2007	0.1661
2002	4 June 2002	64,971,362	7,079,204	57,892,158	4 June 2002 – 3 June 2008	0.1000
2002	24 September 2002	26,254,800	–	26,254,800	24 September 2002 – 23 September 2008	0.1000
Grand Total:		256,000,095	7,393,830	248,606,265		

Scheme type	Date of grant	Outstanding at 1 January 2004	Option lapsed	Outstanding at 31 December 2004	Exercisable period	Exercise price HK$
1991	19 January 1998	12,125,838	12,125,838	–	19 February 1998 – 12 March 2004	0.3655
1991	10 June 1998	1,573,156	1,573,156	–	24 July 1998 – 23 July 2004	0.1749
1991	21 December 1999	23,133,184	242,256	22,890,928	1 February 2000 – 21 March 2006	0.2325
1991	11 February 2000	11,531,229	–	11,531,229	18 March 2000 – 21 March 2006	0.5422
1991	8 September 2000	4,719,470	–	4,719,470	5 November 2000 – 4 November 2006	0.2347
1991	18 January 2001	409,019	–	409,019	6 March 2001 – 14 March 2007	0.1661
1991	28 May 2001	37,755,775	31,463,146	6,292,629	29 June 2001 – 29 June 2007	0.1661
2001	10 August 2001	166,754,668	55,060,504	111,694,164	14 September 2001 – 18 September 2007	0.1661
2001	29 August 2001	6,764,539	1,101,201	5,663,338	30 September 2001 – 30 September 2007	0.1661
2001	23 November 2001	1,573,156	–	1,573,156	23 December 2001 – 22 December 2007	0.1661
2002	4 June 2002	80,702,927	15,731,565	64,971,362	4 June 2002 – 3 June 2008	0.1000
2002	24 September 2002	48,414,080	22,159,280	26,254,800	24 September 2002 – 23 September 2008	0.1000
Grand Total:		395,457,041	139,456,946	256,000,095		

Details of the share options held by the Directors included in the above table are as follows:

Scheme type	Date of grant	Outstanding at 1 January 2005 and 31 December 2005	Exercisable period	Exercise price HK$
1991	21 December 1999	21,237,613(a)	6 February 2000 – 10 February 2006	0.2325
1991	11 February 2000	11,012,093	18 March 2000 – 21 March 2006	0.5422
1991	18 January 2001	409,019	6 March 2001 – 5 March 2007	0.1661
1991	28 May 2001	6,292,629	29 June 2001 – 29 June 2007	0.1661
2001	10 August 2001	111,694,164	14 September 2001 – 18 September 2007	0.1661
2001	29 August 2001	1,573,150(a)	30 September 2001 – 29 September 2007	0.1661
2002	4 June 2002	13,843,779	4 June 2002 – 3 June 2008	0.1000
2002	24 September 2002	26,254,800	24 September 2002 – 23 September 2008	0.1000
Grand Total:		192,317,247		

Scheme type	Date of grant	Outstanding at 1 January 2004	Option lapsed	Outstanding at 31 December 2004	Exercisable period	Exercise price
						HK$
1991	19 January 1998	9,596,253(a)	9,596,253(a)	–	19 February 1998 – 21 February 2004	0.3655
1991	10 June 1998	1,573,156	1,573,156	–	24 July 1998 – 23 July 2004	0.1749
1991	21 December 1999	21,237,613(a)	–	21,237,613(a)	6 February 2000 – 10 February 2006	0.2325
1991	11 February 2000	11,012,093	–	11,012,093	18 March 2000 – 21 March 2006	0.5422
1991	18 January 2001	409,019	–	409,019	6 March 2001 – 5 March 2007	0.1661
1991	28 May 2001	6,292,629	–	6,292,629	29 June 2001 – 29 June 2007	0.1661
2001	10 August 2001	111,694,164	–	111,694,164	14 September 2001 – 18 September 2007	0.1661
2001	29 August 2001	1,573,150(a)	–	1,573,150(a)	30 September 2001 – 29 September 2007	0.1661
2002	4 June 2002	13,843,779	–	13,843,779	4 June 2002 – 3 June 2008	0.1000
2002	24 September 2002	26,254,800	–	26,254,800	24 September 2002 – 23 September 2008	0.1000
Grand Total:		203,486,656	11,169,409	192,317,247		

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

In 2005, no consideration was received during the year from employees (including Directors) for taking up the options granted (2004: nil).

49. Dividend

No dividend was paid or proposed for 2004 and 2005, nor has any dividend been proposed since the balance sheet date.

50. Principal subsidiaries

Particulars of the Company's principal subsidiaries at 31 December 2005 are as follows:

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Direct subsidiary				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100.0	30,000 shares of US$0.01 each	Investment holding
Indirect subsidiaries				
Auto Italia Limited	Hong Kong	89.9	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Bodyworld International (B.V.I.) Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Trading brand holding
Cliven Pte Ltd	Singapore	100.0	10 ordinary shares of S$1 each	Investment holding
Corich Enterprises Inc.	British Virgin Islands	100.0	100 shares of US$1 each	Investment holding
Elbright Limited	Hong Kong	100.0	2 shares of HK$1 each	Property leasing agent
Ever Rising Investments Limited	Hong Kong	100.0	2 shares of HK$1 each	Property investment
Forward International Corporation, Limited (Trading as "Rogers Music" with effect from 27 January 2006)	Hong Kong	100.0	45,000 non-voting deferred shares of HK$100 each and 2 ordinary shares of HK$100 each	Entertainment services, and music and software production
Italian Motors (Sales & Service) Limited	Hong Kong	89.9	60,000 shares of HK$10 each	Investment holding
Martview Limited	Hong Kong	100.0	2 shares of HK$1 each	Property holding
Mega Warehouse (Hong Kong) Limited	Hong Kong	100.0	1,000,000 shares of HK$1 each	Warehouse stores operation
Metro Global Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding
Most Advance International Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
Rogers International Limited	Bahamas	100.0	2 shares of US$1 each	Trading brand holding
Shinwa Engineering Company, Limited	Hong Kong	100.0	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Stoneycroft Estates Limited	Hong Kong	100.0	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment
Technorient Limited	Hong Kong	89.9	461,687 shares of HK$100 each	Investment holding
Wo Kee Hong Distribution Pte Ltd	Singapore	100.0	4,500,000 ordinary shares of S$1 each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn. Bhd.	Malaysia	100.0	1,000,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Hong Finance Limited	Hong Kong	100.0	2 shares of HK$1 each	Finance and money lending
Wo Kee Hong Limited	Hong Kong	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances
Wo Kee Hong Professional Air Conditioning Pte Ltd	Singapore	94.8	7,000,000 shares of S$1 each	Distribution of air-conditioning products
Wo Kee Hong Trading Sdn. Bhd.	Malaysia	100.0	5,100,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Joyful Limited	Hong Kong	100.0	2,000,000 shares HK$1 each	Company secretarial service
Wo Kee Services Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services
東莞市先和亞太電器有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB1,000,000	Distribution of air-conditioning, electrical and electronic products
東莞市先和制冷設備有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB500,000	Sales and production of air-conditioning electrical and electronic products and parts, and provision of repairs and maintenance services of air-conditioning, electrical and electronic products

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
東莞長興制冷設備有限公司 (joint venture (HK capital))	PRC	92.0	Registered capital of HK$30,000,000 paid-up capital of HK$14,800,000	Production and sales of heat exchanger

None of the subsidiaries had issued any debt securities at the end of the year.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

51. Principal associates

Particulars of the Group's principal associates at 31 December 2005 are as follows:–

Name of associates	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.	PRC	27.0	Registered and fully paid capital of USD3,000,000	Import, distribution and trading of cars and related accessories
Jin Ling Electrical Company Limited	PRC	50.0	Registered and fully paid capital of RMB263,500,000	Manufacturing and trading of washing machines

3. UNAUDITED FINANCIAL STATEMENTS

The following is an extract of the financial statements of the Group from the interim report of the Company for the six months ended 30 June 2006:

Condensed Consolidated Income Statement
For the six months ended 30 June 2006

	Notes	**2006** **HK$'000** *(Unaudited)*	**2005** **HK$'000** *(Unaudited)* (Restated)
Turnover	*2*	308,211	324,610
Cost of sales		(244,929)	(261,026)
Gross profit		63,282	63,584
Other revenue		5,337	4,487
Distribution costs		(23,176)	(23,922)
Administrative expenses		(51,244)	(44,014)
Fair value gains on investment properties		–	6,707
Gain on settlement of a loan		–	88,178
(Loss)/profit from operations	*4*	(5,801)	95,020
Finance costs	*5*	(4,925)	(2,258)
Share of result of an associate		317	(967)
(Loss)/profit before tax		(10,409)	91,795
Income tax expense	*6*	(6)	(12,426)
		(10,415)	79,369
Loss for the period from non-current assets held for sale	*13*	(6,093)	(3,008)
(Loss)/profit for the period		(16,508)	76,361
Attributable to:			
Equity holders of the Company		(16,685)	76,378
Minority interests		177	(17)
		(16,508)	76,361
(Losses)/earnings per share for (loss)/profit attributable to the equity holders of the Company – Basic and diluted	*7*	(7.53) cents	34.46 cents
Dividends	*8*	NIL	NIL

Condensed Consolidated Balance Sheet

	Notes	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
Non-current assets			
Investment properties	9	181,452	200,847
Property, plant and equipment	10	120,180	102,664
Goodwill		2,479	2,306
Interests in associates		8,072	60,545
Available-for-sale financial assets		527	527
Deferred tax assets		6,300	6,300
		319,010	373,189
Current assets			
Inventories	11	133,772	81,157
Properties held for sale		24,851	24,851
Trade and other receivables	12	87,276	103,942
Amounts due from associates		7,737	4,528
Other financial assets at fair value through profit or loss		20	20
Derivative financial instruments		–	3,910
Cash and bank balances		8,717	24,009
		262,373	242,417
Non-current assets held for sale	13	172,138	–
		434,511	242,417
Current liabilities			
Trade and other payables	14	126,359	118,832
Provision for a legal claim		30,656	30,656
Bills payable		25,685	18,160
Tax payable		182	421
Amounts due to related companies		2,544	4,100
Obligations under finance leases – due within one year		85	82
Borrowings – due within one year	15	86,766	69,333
		272,277	241,584

	Notes	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
Liabilities directly associated with non-current assets classified as held for sale	13	124,768	–
		397,045	241,584
Net current assets		37,466	833
Total assets less current liabilities		356,476	374,022
Non-current liabilities			
Convertible loan note		29,950	28,951
Obligations under finance leases – due after one year		289	319
Borrowings – due after one year	15	10,670	13,727
Amount due to a related company		5,346	5,352
Deferred tax liabilities		21,152	21,152
		67,407	69,501
Net assets		289,069	304,521
Equity			
Capital and reserves attributable to the Company's equity holders			
Share capital	16	221,615	221,615
Reserves		63,520	79,362
		285,135	300,977
Minority interests		3,934	3,544
Total equity		289,069	304,521

Condensed Consolidated Cash Flow Statement
For the six months ended 30 June 2006

	2006	**2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net cash (used in)/generated from operating activities	(20,665)	11,607
Net cash used in investing activities	(3,805)	(857)
Net cash generated from/(used in) financing activities	2,644	(5,973)
Net (decrease)/increase in cash and cash equivalents	(21,826)	4,777
Cash and cash equivalents at 1 January	18,603	13,695
Effect of foreign currency exchange rate changes	375	(413)
Cash and cash equivalents at 30 June	(2,848)	18,059
Analysis of the balances of cash and cash equivalents		
Being:		
Cash and bank balances	8,717	21,753
Bank overdrafts	(11,565)	(3,694)
	(2,848)	18,059

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2006

	(Unaudited) Attributable to equity holders of the Company							
	Share capital	Capital redemption reserve	Exchange reserve	Equity component of convertible loan note	Other reserves	Accumulated losses	Minority interests	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2006	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521
Minority interests arising from acquisition of subsidiaries	–	–	–	–	–	–	241	241
Acquisition of further interest in a subsidiary	–	–	–	–	–	–	(28)	(28)
Exchange difference on translation of financial statements of overseas operations	–	–	843	–	–	–	–	843
(Loss)/profit for the period	–	–	–	–	–	(16,685)	177	(16,508)
At 30 June 2006	221,615	916	803	185	151,236	(89,620)	3,934	289,069
At 1 January 2005	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
Exchange difference on translation of financial statements of overseas operations	–	–	604	–	–	–	–	604
Profit/(loss) for the period	–	–	–	–	–	76,378	(17)	76,361
At 30 June 2005	221,615	916	(1,448)	–	151,236	(32,018)	1,592	341,893

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2006

1. Basis of preparation and accounting policies

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant HKASs, Interpretations and the Hong Kong Financial Report Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The accounting policies used in preparation of the condensed consolidated interim financial statements are consistent with those adopted in the annual financial statements for the year ended 31 December 2005 with addition of certain new standards and interpretations of HKFRSs issued and effective as at the time of preparing this report. These are:

HKAS 21 (Amendment)	The effects of change in foreign exchange rate – net investment in a foreign operation
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions
HKAS 39 (Amendment)	The fair value option
HKAS 39 & HKFRS 4 (Amendment)	Financial guarantee contracts

The adoption of such standards or interpretation does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the six months ended 30 June 2006.

The Group has not early applied the following new standards, amendments and interpretations to standards that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: disclosures
HK(IFRIC)-Int 7 (effective for accounting period commencing on or after 1 March 2006)	Applying the Restatement Approach under HKAS 29 financial reporting in hyperinflationary economies
HK(IFRIC)-Int 8 (effective for accounting period commencing on or after 1 May 2006)	Scope of HKFRS 2
HK(IFRIC)-Int 9 (effective for accounting period commencing on or after 1 June 2006)	Reassessment of embedded derivatives

The HKAS 1 (Amendment) shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosure about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual period beginning on or after 1 January 2007.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and maintenance service income during the period.

3. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sale

2006

	Air-conditioning products HK$'000 (Unaudited)	Audio-visual and other electrical products HK$'000 (Unaudited)	Cars and car accessories HK$'000 (Unaudited)	Direct marketing HK$'000 (Unaudited)	Property investment HK$'000 (Unaudited)	Inter-segment elimination HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
Turnover							
External sales	41,329	73,063	192,936	883	–	–	308,211
Inter-segment sales	137	743	–	–	–	(880)	–
Total turnover	41,466	73,806	192,936	883	–	(880)	308,211
Results							
Segment results	551	(1,564)	4,425	(16)	151	–	3,547
Unallocated corporate expenses							(9,348)
Loss from operations							(5,801)
Finance costs							(4,925)
Share of result of an associate	–	–	317	–	–	–	317
Loss before taxation							(10,409)
Income tax expense							(6)
							(10,415)
Loss for the period from non-current assets held for sale	–	(6,093)	–	–	–	–	(6,093)
Loss for the period							(16,508)

2005

	Air-conditioning products HK$'000 (Unaudited)	Audio-visual and other electrical products HK$'000 (Unaudited)	Cars and car accessories HK$'000 (Unaudited)	Direct marketing HK$'000 (Unaudited)	Property investment HK$'000 (Unaudited)	Inter-segment elimination HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited) (Restated)
Turnover							
External sales	54,620	116,106	152,107	1,777	–	–	324,610
Inter-segment sales	31	45	–	31	–	(107)	–
Total turnover	54,651	116,151	152,107	1,808	–	(107)	324,610
Results							
Segment results	2,814	3,332	1,381	(979)	8,440	130	15,118
Gain on settlement of a loan							88,178
Unallocated corporate expenses							(8,276)
Profit from operations							95,020
Finance costs							(2,258)
Share of result of an associate	–	–	(967)	–	–	–	(967)
Profit before taxation							91,795
Income tax expense							(12,426)
							79,369
Loss for the period from non-current assets held for sale	–	(3,008)	–	–	–	–	(3,008)
Profit for the period							76,361

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market Six months ended 30 June		Contribution to operating results Six months ended 30 June	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Hong Kong	257,383	260,480	(2,688)	10,676
Singapore	25,802	29,668	877	673
Malaysia	13,533	14,260	784	721
The PRC	3,746	7,198	(871)	(2,229)
Macau	7,747	12,447	108	679
Others	–	557	–	111
	308,211	324,610	(1,790)	10,631
Other revenue			5,337	4,487
Unallocated corporate expenses			(9,348)	(8,276)
Gain on settlement of a loan			–	88,178
(Loss)/profit from operations			(5,801)	95,020

4. (Loss)/profit from operations

(Loss)/profit from operations has been arrived at after charging and (crediting):

	Six months ended 30 June	
	2006	**2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Cost of inventories (included in cost of sales)	244,173	261,051
Depreciation of:		
– owned assets	3,580	2,728
– assets held under finance leases	76	87
Staff cost, including directors' emoluments		
– salaries and allowances	31,132	31,327
– contribution to retirement benefits scheme	1,336	1,130
Bank interest income	(77)	(5)

5. Finance costs

	Six months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Interest expenses on:		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	3,367	2,003
Other loans wholly repayable within five years	1,388	–
	4,755	2,003
Finance lease charges	7	7
Bank charges	163	248
	4,925	2,258

6. Income tax expense

	Six months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
The tax expense comprises:		
Current tax for the period:		
Hong Kong Profits Tax	–	–
Overseas taxation	(6)	(6)
	(6)	(6)
Deferred tax:		
Current period	–	(12,420)
	(6)	(12,426)

No provision for Hong Kong Profits Tax has been provided for the period ended 30 June 2006 as the Group had tax losses brought forward to set off the estimated assessable profit for the period (Six months ended 30 June 2005: Nil).

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. (Losses)/earnings per share

The calculation of the basic (losses)/earnings per share is based on the loss attributable to equity holders of approximately HK$16,685,000 (2005: profit of approximately HK$76,378,000) and on the weighted average number of 221,615,433 (2005: (restated) 221,615,433) ordinary shares in issue during the period.

Diluted (losses)/earnings per share for each of the six months ended 30 June 2006 and 2005 have not been calculated as no diluting events existed during these two periods.

8. Dividends

The directors do not recommend the payment of any interim dividend for the six months ended 30 June 2006 (Six months ended 30 June 2005: Nil).

9. Investment properties

	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
At 1 January	200,847	172,305
Disposals	–	(9,176)
Transfer (to)/from property, plant and equipment	(19,395)	24,990
Increase in fair value recognised in the income statement	–	12,728
	181,452	200,847

10. Property, plant and equipment

	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
At 1 January	102,664	117,528
Exchange difference	122	(13)
Additions	1,776	18,883
Acquisition of a subsidiary	76	–
Disposals	(147)	(3,063)
Disposal of a subsidiary	(50)	–
Transfer from/(to) investment properties	19,395	(24,990)
Depreciation charge	(3,656)	(5,681)
	120,180	102,664

11. Inventories

	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
Finished goods	124,560	74,034
Spare parts	15,532	14,592
	140,092	88,626
Less: Provision for impairment loss on inventories	(6,320)	(7,469)
	133,772	81,157

12. Trade and other receivables

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables is as follows:

	30 June 2006 *HK$'000* (Unaudited)	31 December 2005 *HK$'000* (Audited)
Within 30 days	30,295	52,173
31 to 60 days	10,768	11,175
61 to 90 days	3,246	4,377
91 days to 1 year	2,391	2,084
Over 1 year	6,017	6,393
	52,717	76,202
Less: Provision for impairment loss on trade receivables	(5,864)	(6,547)
	46,853	69,655
Deposits, prepayments and other receivables	40,423	34,287
	87,276	103,942

13. Non-current assets held for sale

On 30 June 2006, Metro Global Limited, a wholly owned subsidiary of the Company entered into a Share Purchase and Subscription Agreement (the "Agreement") with JM Washing Machine Factory and Candy Elettrodomestici S.r.l. in relation to the disposal of 50% of equity interests in Jinling Electrical Company Limited ("Jinling"), an associate of the Group. The date of completion of Agreement shall be no later than 18 October 2006. The principal activities of Jinling are engaged in manufacturing and trading of washing machines in the PRC.

Since the Agreement has not been completed as at 30 June 2006, in accordance with HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", the Group's share of assets of Jinling have been classified as non-current assets held for sale separately from the other assets in the balance sheet. The Group's share of liabilities of Jinling have been classified as liabilities directly associated with non-current assets classified as held for sale. The share of results of Jinling for the period ended 30 June 2006 has been re-classified as "loss for the period from non-current assets held for sales" instead of "share of results of associates", the corresponding figure for the period ended 30 June 2005 has been retrospectively restated as required.

14. Trade and other payables

The aged analysis of trade payables is as follows:

	30 June 2006 *HK$'000* (Unaudited)	31 December 2005 *HK$'000* (Audited)
Within 30 days	23,179	5,598
31 to 60 days	4,507	2,924
61 to 90 days	3,851	4,404
91 days to 1 year	–	719
Over 1 year	726	536
Total trade payables	32,263	14,181
Customers' deposits, accruals and other payables	94,096	104,651
	126,359	118,832

15. Borrowings

	30 June 2006 *HK$'000* (Unaudited)	31 December 2005 *HK$'000* (Audited)
Bank overdrafts	11,565	5,406
Bank loans	85,871	77,654
	97,436	83,060
Secured	89,568	75,751
Unsecured	7,868	7,309
	97,436	83,060
The maturity of the above loans is as follows:		
Within one year	86,766	69,333
More than one year, but not exceeding two years	6,150	6,134
More than two years, but not exceeding five years	4,520	7,593
	97,436	83,060
Less: Amounts due within one year shown under current liabilities	(86,766)	(69,333)
Amounts due after one year	10,670	13,727

16. Share capital

	Number of shares	Nominal value *HK$'000*
Authorised:		
Ordinary shares of HK$1.00 each (2005: HK$0.10 each)		
At 1 January 2006	3,500,000,000	350,000
Effect of share consolidation	(3,150,000,000)	–
At 30 June 2006	350,000,000	350,000
Issued and fully paid:		
Ordinary shares of HK$1.00 each (2005: HK$0.10 each)		
At 1 January 2006	2,216,154,331	221,615
Effect of share consolidation	(1,994,538,898)	–
At 30 June 2006	221,615,433	221,615

Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on 15 June 2006, every ten issued and unissued ordinary shares of HK$0.10 each in the share capital of the Company were consolidated into one share of HK$1.00 each.

17. Contingent liabilities

(a) The Company had provided corporate guarantees to certain banks for banking and other facilities made available to subsidiaries in the amount of approximately HK$222,783,000 (31 December 2005: HK$218,207,000).

(b) The Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$5,885,000 (31 December 2005: HK$5,615,000).

(c) At 30 June 2006, the Group had a contingent liability of approximately HK$1,300,000 (31 December 2005: approximately HK$1,300,000) in respect of proceedings involving a subsidiary of the Company in India.

(d) During the period, an option agreement granted to a connected person as per the announcement of the Company dated 5 May 2004 was terminated, the contingent liabilities in relating to such option was nil at 30 June 2006 (31 December 2005: approximately HK$10,333,000).

(e) A subsidiary of the Company had entered into a Labour Compensation Agreement relating to the payment of Labour Compensation, under which the subsidiary shall be responsible for an amount of not exceeding RMB15 million (equivalent to approximately HK$14.6 million).

(f) Under a share purchase and subscription agreement ("Agreement") signed on 30 June 2006, a subsidiary of the Company was obliged to issue a bank guarantee amounting to RMB11 million (equivalent to approximately HK$10.7 million) to the purchaser upon the date of the closing of the agreement to guarantee the performance of its obligations in respect of the agreement to dispose of our investment in Jiangmen.

18. Commitments

(a) *Capital commitments*

Capital commitments as at the balance sheet date are as follows:

	30 June 2006	31 December 2005
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Contracted but not provided for in respect of:		
– purchase of investment properties	3,890	–
– decoration contract	431	–
	4,321	–

(b) *Financial commitments*

At 30 June 2006, the Group had outstanding commitments in respect of forward contracts against the Group's exposure in foreign currencies from its operations as follows:

	30 June 2006	31 December 2005
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Sell Hong Kong dollars for Japanese Yen	3,227	–
Sell Singapore dollars for United States dollars	722	3,209
Sell Singapore dollars for Japanese Yen	1,315	718

(c) *Operating lease commitments*

At 30 June 2006 the Group had commitments under non-cancellable operating leases, which fall due as follows:

	30 June 2006	31 December 2005
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Within one year	9,909	8,974
In the second to fifth year inclusive	4,198	8,273
	14,107	17,247

19. Related party transactions

(a) During the period, the Group entered into the following transactions with related parties:

	Six months ended 30 June	
	2006	**2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Management and agency fee paid to:		
– a related company	–	44
– a related company which received on behalf of a building management fund	2,095	2,099
Sales of goods to a related company	20	–
Purchase of goods from a related company	50	–
Acquisition of further interest in a subsidiary from a related party	200	–

(b) Key management personnel remuneration

Total remuneration of Non-executive Directors and senior management, which includes six Executive Directors of the Company (30 June 2005: five Executive Directors of the Company), is as follows:

	Six months ended 30 June	
	2006	**2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Short term employee benefits	3,454	5,138
Mandatory provident fund contributions	23	20
	3,477	5,158

(c) Amounts due from / (to) related parties

	30 June 2006	**31 December 2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Amounts due from/(to):		
– associates	7,737	4,528
– related companies	(7,890)	(9,452)

20. Pledge of assets

	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
Land and buildings	102,542	84,347
Inventories	19,267	2,930
Investment properties	177,804	197,199
Trade receivables	–	2,390
All assets of a subsidiary	21,918	18,759

The amount represents assets pledged to banks to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

21. Events after balance sheet date

On 15 July 2006, Corich Enterprises Inc. ("Corich"), an indirect wholly-owned subsidiary of the Company and Mr. Herbert Adamczyk ("Mr. Adamczyk") as sellers ("Sellers") entered into a share exchange agreement ("Share Exchange Agreement") with Xact Aid, Inc. ("Xact"), as the purchaser, Mr. Fred De Luca, a shareholder of Xact, and Technorient Limited ("Technorient") in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by Xact of an aggregate of 972,728 preference convertible shares ("Preference Convertible Shares") convertible into an aggregate of 89,689,881 Xact shares. The Share Exchange Agreement replaced and superseded the share exchange agreement dated 9 June 2006 entered into among the same parties in relation to the exchange of the entire issued share capital of Technorient for Preference Convertible Shares convertible into such number of Xact Shares as representing 95% of the issued share capital of Xact upon conversion. Immediately before closing of the transaction, Technorient was owned as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. The details of transaction are set out in the announcement of the Company dated 21 July 2006.

22. Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk), credit risk, liquidity risk and cash flow and fair value interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. In order to mitigate the foreign exchange risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with Group's risk management policies. In addition, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

(b) Credit risk

The carrying amounts of trade and other receivables represent the Group's maximum exposure to credit risk in relation to financial assets.

The credit risk of the Group's other financial assets, which mainly comprise cash and cash equivalents and other receivables, the Group's exposure to credit risk arises from default of the other party, with a maximum exposure equal to the carrying amount of these instruments. There are no significant concentrations of credit risk within the Group in relation to the other financial assets. It has policies in place to perform periodic credit evaluations of its customers and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverability of individual debtors and determines the impairment loss to be provided on an ongoing basis.

(c) Liquidity risk

The Group's liquidity risk management includes diversifying the funding sources. The Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations.

(d) Cash flow and fair value interest rate risk

Borrowings at variable interest rates expose the Group to cash flow interest rate risk and those at fixed rates expose the Group to fair value interest rate risk. The Group monitors the interest rate risk exposure on a continuous basis and adjusts the portfolio of borrowings where necessary.

23. Comparative figures

Certain comparative figures have been restated to conform with the current period's presentation.

24. Approval of interim financial report

The interim financial report was approved by the Board of the Directors on 19 September 2006.

4. STATEMENT OF INDEBTEDNESS

As at the close of business on 30 September 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the borrowings and contingent liabilities amounting to approximately HK$133,005,000 and approximately HK$302,183,000 respectively, details of which are as follows:

Borrowings

The following table illustrates the Group's bank and other borrowings as at 30 September 2006:

		HK$
Bank borrowings		
– secured	(Note i)	85,889,000
– unsecured		10,107,000
		95,996,000
Amounts due to a related company	(Note ii)	5,308,000
Obligations under finance leases		2,845,000
Liability component of convertible loan note	(Note iii)	28,856,000
		133,005,000

Notes:

(i) As at 30 September 2006, the Group's bank borrowings of HK$85,889,000 are secured by certain of the Group's land and buildings, inventories, investment properties, trade receivables and all assets of a subsidiary.

(ii) The effective interest rate of the amounts due to a related company is 10%.

(iii) The principal amount of the convertible loan note as at 30 September 2006 is HK$30,000,000.

Contingent liabilities

(a) As at 30 September 2006, the Company had provided corporate guarantees to certain banks for banking and other facilities made available to its subsidiaries in the amount of approximately HK$283,992,000.

(b) The Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$5,891,000.

(c) As at 30 September 2006, the Group had a contingent liability of approximately HK$1,300,000 in respect of proceedings involving a subsidiary of the Company in India.

(d) Pursuant to a share purchase and subscription agreement ("Agreement") signed on 30 June 2006, (particulars of the Agreement is set out in material contract (q) in paragraph 6 of Appendix IV to this circular) a subsidiary of the Company issued a bank guarantee amounting to HK$11,000,000 to the purchaser at the closing of the Agreement to guarantee the performance of its obligations under the Agreement.

Commitments

(a) As at 30 September 2006, the Group had commitments in respect of purchase of land and building and decoration contracts in the amount of approximately HK$1,053,000 and HK$618,000 respectively which were not provided for in the consolidated financial statements.

(b) As at 30 September 2006, the Group had outstanding commitments under non-cancellable operating leases in the amount of approximately HK$11,763,000.

Disclaimer

Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, capital commitments, guarantees or other material contingent liabilities as at the close of business on 30 September 2006.

5. WORKING CAPITAL

As at the Latest Practicable Date, after taking into account of the available credit facilities and the internal resources of the Group, the Directors were of the opinion that the Group had sufficient working capital for the 12-month period from the date of this circular.

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest audited financial statements of the Group were made up.

7. TRADING AND FINANCIAL PROSPECT OF THE GROUP

For the year ended 31 December 2005, turnover of the Group increased by approximately 11.5% to HK$689.8 million. The increase in turnover was mainly attributable from sales and distribution of audio-visual and other electrical products and cars and car accessories, which have increased by approximately 54.3% and 20.1% respectively compared to the year ended 31 December 2004. As at 31 December 2005, the total number of employees of the Group was 316 and staff costs, including directors' emoluments for the year ended 31 December 2005 was HK$63.3 million. The total number of employees of the Group was increased by 11.7% from previous year. This is mainly due to the growth of the business of the car and car accessories group and the opening of 3S new centre for motor cars in Hong Kong. Profit attributable to Shareholders increased by HK$33.8 million, from HK$1.7 million for 2004 to HK$35.5 million for 2005. As at 31 December 2005, the total borrowings of the Group amounted to HK$83.1 million. The Group's gearing ratio as at 31 December 2005 was 16.1%, based on long term liabilities (excluding deferred tax) of HK$48.4 million and shareholders' equity of HK$301 million.

The results for the year 2005 fortified the management's confidence in its business strategy: focusing more on core business and promising products; rejuvenating the image and developing the market of self-owned brands; exploring with due diligence and care the feasibility of new products and markets suitable for the Group.

Turnover for the six months ended 30 June 2006 was HK$308.2 million, representing a decrease of 5.1% from the corresponding period in 2005. The decrease is the net effect of the continuous growth of the car and car accessories business and the stagnant retail market as well as keen price competition for air-conditioning products and audio-visual and other electrical products. In line with the management's business strategy, measures have been taken to redeployment resources and downsizing the audio-visual business which experienced cutthroat price competition. At the same time, gross margin of the electrical appliances business has improved due to high value-added products like the "Frigidaire" products, the distributorship of which was acquired by the Group in early 2006.

The Group will continue to follow its business strategy in improving the performance of the Group and return to Shareholders investments. It is expected the continuous growth of the economies of Hong Kong, Macau Special Administrative Region, the PRC, Singapore and Malaysia, the key markets of the Group's products, will provide ample business opportunities. The Group will continue to focus on its car business and will seek to obtain an increase in allocation of cars by the manufacturers. In line with the Group's business strategy, the Group has secured an exclusive distributorship for the distribution of Italian "Ferretti" luxurious motor yachts in Southern China, "Horizon" motor yachts in Hong Kong, Macau Special Administrative Region and the PRC and will continue to secure more luxurious brands. The Group has started its dealership of "Ferrari" and Maserati" in the PRC in September 2006, which is expected to generate additional sales and margin contributions. The Group also becomes the exclusive authorized importer of "Alfa Romeo" cars in Hong Kong and Macau Special Administrative Region from mid 2006 and on-sale is scheduled in December 2006. At the same time, the Group will continue to develop its air-conditioning business and sale of audio-visual products, particularly the sale and distribution of the Group's own brand names.

The following is the text of an accountants' report on the Xact Aid, Inc. received from HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants, the reporting accountants, for inclusion in this circular.


HLB
國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

10 November 2006

The Directors
Wo Kee Hong (Holdings) Limited
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Dear Sirs,

We set out below our report on the financial information relating to Xact Aid, Inc. ("Xact") including the balance sheets of Xact as at 30 June 2004, 2005 and 2006, the income statements, the changes in equity statements and the cash flow statements of Xact for the period from 19 April 2004 (date of incorporation) to 30 June 2004, for the year ended 30 June 2005 and for the year ended 30 June 2006 (hereinafter collectively referred to as the "Relevant Periods") and the notes thereto (the "Financial Information") for inclusion in the circular of Wo Kee Hong (Holdings) Limited (the "Company") dated 10 November 2006 (the "Circular") in connection with the acquisition of 727,273 shares of preference convertible shares (the "Preference Convertible Shares") of Xact, which can be converted into an aggregate of 67,057,843 shares of Xact shares, by the Company.

Xact was incorporated in the State of Nevada of the United States of America (the "United States") with limited liability on 19 April 2004. Xact is a development stage company and its common stock is traded on the Over-The-Counter Bulletin Board of the United States.

The statutory audited financial statements of Xact have been prepared in accordance with the generally accepted accounting principles in the United States ("US GAAP Financial Statements"). The US GAAP Financial Statements for the period from 19 April 2004 to 30 June 2004 and for the year ended 30 June 2005 were audited by Armando C. Ibarra, Certified Public Accountants in the United States. The US GAAP Financial Statements for the year ended 30 June 2006 were audited by Chang G.Park, Certified Public Accountant in the United States.

For the purposes of this report, the directors of Xact have prepared Xact's accounts for each of the Relevant Periods in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which also includes all applicable individual Hong Kong Accounting Standards ("HKASs") and interpretations issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") (the "HKFRS Financial Statements"). The directors of Xact are responsible for preparing the HKFRS Financial Statements and the Financial Information which give a true and fair view. The Financial Information as set out on pages 122 to 148 below has been prepared based on the HKFRS Financial Statements, on the basis as set out in Note 2 to the Financial Information, after making such adjustments as are appropriate. In preparing these HKFRS Financial Statements and the Financial Information which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgments and estimates are made which are prudent and reasonable. The directors of the Company are responsible for the contents of the Circular in which this report is included. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion solely to you. We have performed independent audit procedures on the Financial Information in accordance with Hong Kong Standards on Auditing issued by the HKICPA and have carried out such additional procedures as we consider necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA. No adjustments were considered necessary to restate the audited financial statements of Xact.

In forming our opinion, we have considered the adequacy of the disclosures made in the Financial Information concerning the adoption of the going concern basis on which the Financial Information has been prepared. As disclosed in Note 2 to the Financial Information, Xact has incurred accumulated losses of HK$505,435, HK$6,487,120 and HK$18,643,088 as at 30 June 2004, 2005 and 2006 respectively. Further details of the circumstances relating to this fundamental uncertainty are described in Note 2 to the Financial Information. We consider that the appropriate disclosures have been made and our opinion is not qualified in this respect.

In our opinion, the Financial Information together with the notes thereon, for the purpose of this report, gives a true and fair view of the state of affairs of Xact as at 30 June 2004, 2005 and 2006 and of the results and cash flows of Xact for each of the Relevant Periods then ended.

A. FINANCIAL INFORMATION

BALANCE SHEET

	Notes	As at 30 June 2004 HK$	2005 HK$	2006 HK$
ASSETS				
Non-current assets				
Property, plant and equipment	6	44,374	–	–
Intangible asset	7	–	–	–
		44,374	–	–
Current assets				
Prepayments and deposits	8	1,755	151,416	–
Inventories	9	1,314	334,608	–
Amount due from a related company	10	–	876,307	–
Cash and cash equivalents		2,409,508	478,299	15,073
		2,412,577	1,840,630	15,073
Total assets		2,456,951	1,840,630	15,073
EQUITY				
Equity attributable to the equity holders of Xact				
Share capital	11	8	92,828	106,107
Reserves	12	(504,663)	(6,345,948)	(16,067,946)
		(504,655)	(6,253,120)	(15,961,839)
LIABILITIES				
Non-current liability				
Convertible notes	13	–	7,391,324	–
Current liabilities				
Convertible notes	13	–	–	7,695,748
Accruals	14	3,091	702,426	871,164
Obligation under finance lease – due within one year	15	36,660	–	–
Promissory note	16	–	–	7,410,000
Amount due to a shareholder	17	2,921,855	–	–
		2,961,606	702,426	15,976,912
Total equity and liabilities		2,456,951	1,840,630	15,073
Net current (liabilities) / assets		(549,029)	1,138,204	(15,961,839)
Total assets less current liabilities		(504,655)	1,138,204	(15,961,839)

The accompanying notes form an integral part of these financial information.

INCOME STATEMENT

	Notes	Period from 19 April 2004 (date of incorporation) to 30 June 2004 HK$	Year ended 30 June 2005 HK$	Year ended 30 June 2006 HK$
Turnover	19	–	–	–
Other income	20	–	46,495	21,355
Administrative expenses		(505,435)	(5,639,554)	(3,741,426)
Loss on disposal of intangible asset		–	–	(7,410,000)
Loss from operations	21	(505,435)	(5,593,059)	(11,130,071)
Finance costs	23	–	(388,626)	(1,025,897)
Loss before taxation		(505,435)	(5,981,685)	(12,155,968)
Taxation	24	–	–	–
Loss for the period/year		(505,435)	(5,981,685)	(12,155,968)
Loss attributable to equity holders of Xact		(505,435)	(5,981,685)	(12,155,968)
Dividend	25	–	–	–
Loss per share for loss attributable to the equity holders of Xact during the period/year	26			
– Basic		HK$(505.44)	HK$(3.01)	HK$(0.99)
– Diluted		N/A	N/A	N/A

The accompanying notes form an integral part of these financial information.

STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of Xact			
	Share capital	Share premium	Accumulated losses	Total
	HK$	*HK$*	*HK$*	*HK$*
Issuance of shares	8	772	–	780
Loss for the period	–	–	(505,435)	(505,435)
Balance as at 30 June 2004 and 1 July 2004	8	772	(505,435)	(504,655)
Shares issued for services received	77,220	–	–	77,220
Issuance of new shares for purchase of inventories	15,600	140,400	–	156,000
Loss for the year	–	–	(5,981,685)	(5,981,685)
Balance as at 30 June 2005 and 1 July 2005	92,828	141,172	(6,487,120)	(6,253,120)
Shares issued for services received	13,279	2,433,970	–	2,447,249
Loss for the year	–	–	(12,155,968)	(12,155,968)
Balance as at 30 June 2006	106,107	2,575,142	(18,643,088)	(15,961,839)

The accompanying notes form an integral part of these financial information.

CASH FLOW STATEMENT

	Period from 19 April 2004 (date of incorporation) to 30 June	Year ended 30 June	
	2004	2005	2006
	HK$	*HK$*	*HK$*
Cash flows from operating activities			
Loss before taxation	(505,435)	(5,981,685)	(12,155,968)
Adjustments for:			
Interest expense	–	388,626	1,025,897
Depreciation	1,934	–	–
Amortised transaction cost on convertible notes	–	127,062	304,424
Issuance of promissory note	–	–	7,410,000
Purchase of intangible asset	–	–	(7,410,000)
Loss on disposal of property, plant and equipment	–	44,374	–
Loss on disposal of intangible asset	–	–	7,410,000
Payment of salary to an executive director	–	23,400	–
Issuance of shares for purchase of inventories	–	156,000	–
Issuance of shares for service received	–	77,220	2,447,249
Interest income	–	(46,495)	(21,355)
Operating loss before movements in working capital	(503,501)	(5,211,498)	(989,753)
(Increase)/decrease in prepayments and deposits	(1,755)	(149,660)	151,415
(Increase)/decrease in inventories	(1,314)	(333,294)	334,609
Increase in accruals	3,091	699,336	168,739
Increase/(decrease) in amount due to a shareholder	2,921,855	(2,921,855)	–
(Increase)/decrease in amount due from a related company	–	(876,306)	876,306
Cash generated from/(used in) operations	2,418,376	(8,793,277)	541,316
Interest paid	–	(18,285)	(1,004,542)

CASH FLOW STATEMENT (CONTINUED)

	Period from 19 April 2004 (date of incorporation) to 30 June 2004	Year ended 30 June	
	2004	2005	2006
	HK$	*HK$*	*HK$*
Net cash generated from/(used in) operating activities	2,418,376	(8,811,562)	(463,226)
Cash flows from investing activities			
Purchase of property, plant and equipment	(46,308)	–	–
Net cash used in investing activities	(46,308)	–	–
Cash flows from financing activities			
Issuance of shares	780	–	–
Proceeds from issuance of convertible notes	–	6,917,013	–
Capital element of finance lease payment	36,660	(36,660)	–
Net cash generated from financing activities	37,440	6,880,353	–
Net increase/(decrease) in cash and cash equivalents	2,409,508	(1,931,209)	(463,226)
Cash and cash equivalents at the beginning of the period/year	–	2,409,508	478,299
Cash and cash equivalents at the end of the period/year	2,409,508	478,299	15,073
Analysis of the balances of cash and cash equivalents			
Cash and cash equivalents	2,409,508	478,299	15,073

NOTES TO THE FINANCIAL INFORMATION

1. GENERAL INFORMATION

Xact was incorporated in the State of Nevada of the United States with limited liability on 19 April 2004. Xact is a development stage company and its common stock is traded on the Over-The-Counter Bulletin Board of the United States.

Xact is a development stage company and therefore Xact has no principle activity since the date of incorporation.

The registered office and principal place of business of Xact is located at 143 Triunfo Canyon Road, Suite 104 Westlake Village, California, the United States.

2. BASIS OF PREPARATION

The financial information has been prepared in accordance with HKFRSs which also includes all applicable individual Hong Kong Accounting Standards ("HKASs") and interpretations issued by the HKICPA, and the accounting principles generally accepted in Hong Kong. HKFRS 1 "First-time Adoption of Hong Kong Financial Reporting Standards" has been applied in preparing the Financial Information. The measurement basis used in the preparation of the financial information is historical cost convention, except for the measurement of financial instruments at fair value in accordance with HKAS 39 "Financial Instruments: Recognition and Measurement".

Since incorporation, Xact has incurred accumulated losses of HK$505,435, HK$6,487,120 and HK$18,643,088 for each of the period ended 30 June 2004, 2005 and 2006 respectively. Notwithstanding Xact is a development stage company with no operation as at 30 June 2006, the financial information has been prepared on a going concern basis, which contemplates the realisation of assets and liquidation of liabilities in the normal course of business. The financial information does not include any adjustments relating to the recoverability and classification of liabilities that might result from the outcome of this uncertainty. If the going concern basis were not to be appropriate, adjustments would have to be made to the Financial Information to reduce the value of assets of Xact to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively.

In preparing the Financial Information under going concern basis, the directors of Xact have given careful consideration regarding the prospect and future liquidity position of Xact. The validity of which is dependent upon the success of the proposed acquisition of Technorient Limited, a company incorporated in Hong Kong and its subsidiaries which are principally engaged in cars and car accessories business, future funding being available and its ability to generate adequate cash flows in order to meet its obligations as and when they fall due. The directors of Xact are positive that Xact will be able to complete the proposed acquisition of subsidiary and is able to generate sufficient cash flows in order to meet its obligations as when they fall due over the next twelve months. Accordingly, the directors of Xact are satisfied that it is appropriate to prepare the financial information on a going concern basis.

The preparation of financial information in conformity with HKFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the Financial Information and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of HKFRSs that have significant effect on the Financial Information and estimates are discussed in Note 5 to the financial information.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following standards have been early adopted as at the beginning of the Relevant Periods.

HKAS 1	*Presentation of Financial Statements*
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Change in Accounting Estimates and Error
HKAS 10	Events After the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effect of Change in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurements
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payment

The Company has not early applied the following new/revised standard and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital Disclosure
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosure
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rate – Net Investment in Foreign Operation
HKAS 39 (Amendment)	Fair Value Options
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS 7	Financial Instruments: Disclosure
HKFRS Int-4	Determining whether an Arrangement Contains Lease

The accounting policies set out below have been applied consistently to all periods presented in the Financial Information.

(a) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided on the straight-line method so as to write down the cost of property, plant and equipment to their estimated realisable values over their anticipated useful lives at the following rates:

Office equipment : 20%

The assets' estimated realisable values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The gain or loss on disposal of property, plant and equipment other than investment properties is the difference between the net sale proceeds and the carrying amount of the relevant asset, and is recognised in the income statement.

(b) Intangible assets

Pending Patent

Pending Patent is shown at historical cost. Pending patent has a definite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of pending patent over its estimated useful life of 10 years.

(c) Impairment of assets

Assets that have an indefinite life are not subject to amortisation, which are at least tested for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(d) Inventories

Inventories are carried at lower of cost or net realisable value where the net realisable value is the estimated selling price in the ordinary course of the business. Cost is determined under the average cost method and comprises of all cost of purchases, cost of conversion and other costs bring the inventories to their present conditions.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(e) Financial instruments

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets, as appropriate. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

1. Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. At each balance sheet date, the fair value is re-measured with the resulting gains or losses on investments held for trading being recognised in the income statement.

2. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in active market. They arise when Xact provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in the current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

3. *Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that Xact's management has the positive intention and ability to hold to maturity.

4. *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investments within the next twelve months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date - the date on which Xact commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and Xact has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale financial assets are recognised in equity. When securities classified as available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), Xact establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

Xact assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale financial assets, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(f) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that Xact will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(g) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown with borrowings in current liabilities on the balance sheet.

(h) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to Xact and the revenue can be measured reliably, on the following base:

(i) Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable; and

(ii) Other revenue is recognised when received.

(i) Income taxes

Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

The tax currently payable is based on taxable profit for the year, which the taxable profit determines in accordance with the rules established by taxation authorities. Taxable profit differs from net profit as reported in the income statements because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items of income and expense that are never taxable or deductible.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax assets and unused tax losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date.

(j) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(k) Employee benefits

Salaries, bonus, paid annual leave, leave passage and the cost to Xact of non-monetary benefits are accrued in the year when the associated services are rendered by the employees to Xact. When payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(l) Share-based payment

Xact operates equity-settled, share based compensation plan toward its employees, directors and suppliers as a mean of compensation for the goods and services received.

The fair value of the goods and services received in exchange for the grant of the shares of Xact is recognised as an expense in the profit and loss by reference to the fair value of the goods and services received, unless their fair value cannot be estimated reliably, a corresponding increase in equity is made by reference to the fair value of the equity instruments granted. If the fair value of the goods and service received can not be measured reliably.

(m) Foreign currencies

The functional currency of Xact is United States dollars, which is the currency of the primary economic environment on which Xact operates. The presentation currency in the financial information is Hong Kong dollars. The presentation currency is different from the function currency is due to Hong Kong dollars are pegged to United States dollars and there is no material exchange different in using Hong Kong dollars as presentation currency.

Foreign currency transactions are translated at the foreign exchange rates ruling at the transactions dates. Monetary assets and liabilities dominated in foreign currencies are translated at the foreign exchange rates at the balance sheet dates. Any exchange gains or losses resulting from this translation policy are dealt with in the profit or loss.

The results and financial position of entity that have a functional currency different from the presentation currency are translated into the presentation currency. The assets and liabilities are translated at the closing rate as at the balance sheet date and the income where the income and expenses are translated at average exchange rates for the periods. Exchange differences arising, if any, are classified as equity and transferred to the exchange reserve. Such translation differences are recognised as income or as expense in the period in which the operation is disposed of.

(n) Convertible notes

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. At initial recognition of the liability component of the convertible notes is calculated as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity component in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method. The equity component is recognised in the convertible notes reserve until either the notes are converted or redeemed.

If the notes are converted, the convertible notes reserve, together with the carrying value of the liability component at the time of conversion, are transferred to share capital and share premium as consideration for the shares issued. If the notes are redeemed, the convertible notes reserve is released directly to accumulated losses.

(o) Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to Xact. Assets held under finance leases are capitalised at the lower of fair values or the present value of the minimum lease payments. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight-line basis over the relevant lease term.

(p) Provision

Provision are recognised when Xact has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

(q) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of Xact. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(r) Related party transaction

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or vice versa, or where Xact and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of Xact where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of Xact or of any entity that is a related party of Xact.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

4. FINANCIAL RISK MANAGEMENT

Activities of Xact expose to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow and fair value interest rate risk. Xact focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on its financial performance.

(a) Market risk

(i) Foreign exchange risk

Xact operates mainly in US and majority of its transaction are dominated in US dollars, the foreign exchange risk exposure from this source is minimal. As at the balance sheet, the results and the financial position are translated from the functional currency, US dollars, to the presentation currency, Hong Kong dollars. Since the US dollars are pegged to Hong Kong dollars, the foreign exchange risk exposure in relating to such translations is also minimal.

(ii) Fair value interest rate risk

Xact operates equity-settled, share based compensation plan toward its employees, directors and suppliers as a mean of compensation for the goods and services received. If the fair value of the goods and services received can not be measured reliably, their fair value is measured by reference to the fair value of the equity instruments granted, which fair value are fluctuated with changes in market interest rates.

(iii) Price risk

Xact is not exposed to significant price risk as its working capital is not subject to significant price change.

(b) Credit risk

The credit risk of Xact is attributable to other receivables. As there is no significant concentration of other receivables, the exposure of credit risks is minimal.

(c) Liquidity risk

For the years ended 30 June 2004, 2005 and 2006, Xact has net loss of HK$505,435, HK$5,981,685 and HK$12,155,968 respectively. As at 30 June 2004, 2005 and 2006, Xact incurred accumulated losses of HK$505,435, HK$6,487,120 and HK$18,643,088 respectively. Notwithstanding these, the director of Xact consider that Xact will be able to complete the proposed acquisition of Technorient Limited and its subsidiaries which are engaged in cars and car accessories business to generate sufficient cash flows in order to meet its obligations as when they fall due. On this basis, the directors of Xact consider that Xact will have successful working capital to finance its operations in the foreseeable future.

(d) Cash flow and fair value interest rate risk

Xact's fair value interest rate risk relates to notes payable and the convertible notes payable that bear interest at fixed rates. The principal risk lies with the interest rate differential between the interest rates on the notes payable and the convertible notes payable and the market interest rate.

(e) Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Xact uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to Xact for similar financial instruments.

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENT

The preparation of the Financial Information in conformity with HKFRSs requires directors to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Future events and their effects cannot be determined with absolute certainty; therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the Financial Information. Directors evaluate its estimates and assumptions continually. These estimates and assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances. The estimates and assumptions that may have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Assessment of impairment of assets

Directors periodically review each asset for possible impairment or reversal of previously recongised impairment. Recoverability of assets is measured by a comparison of the carrying amount of an asset to its fair value less costs to sell. If such assets are considered by management to be impaired or no longer be impaired, the impairment or reversal of impairment previously recognised is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets less costs to sell.

(b) Allowance for inventories

The carrying value of inventories on hand are reduced to its net realisable value on an item by item basis when it is apparent that the expected realisable value of an inventory item falls below its original cost. A charge to cost of sales results when the estimated net realisable value of specific inventory items declines below cost. Directors regularly review inventories for such declines in value.

(c) Income taxes

Determining income tax provisions involves judgment on the future tax treatment of certain transaction. The directors carefully evaluate tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislations.

(d) Useful lives of property, plant and equipment

In accordance with HKAS 16, Xact estimates the useful lives of property, plant and equipment in order to determine the amount of depreciation expenses to be recorded. The useful lives are estimated at the time the assets acquired based on historical experience, the expected usage, wear and tear of the assets, as well as technical obsolescence arising from changes in the market demands or service output of the assets. Xact performs annual reviews on whether the assumptions made on useful lives continue to be valid.

(e) Measurement of convertible notes

On issuance of convertible notes, the fair value of liability component is determined using a market value for an equivalent convertible notes and this amount is carried as long term liability on amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in the shareholder' equity, net of transaction costs. The splitting of the liability and equity components require an estimation of the market interest rate.

6. PROPERTY, PLANT AND EQUIPMENT

	Office equipment *HK$*
Cost:	
As at 19 April 2004 (date of incorporation)	–
Additions	46,308
As at 30 June 2004	46,308
Disposals	(46,308)
As at 30 June 2005 and 2006	–
Accumulated depreciation:	
As at 19 April 2004 (date of incorporation)	–
Charge for the period	1,934
As at 30 June 2004	1,934
Written back on disposals	(1,934)
As at 30 June 2005 and 2006	–
Net book value:	
As at 30 June 2006	–
As at 30 June 2005	–
As at 30 June 2004	44,374

7. INTANGIBLE ASSET

	Pending patent *HK$*
Cost:	
As at 19 April 2004 (date of incorporation) and at 30 June 2004	–
Additions	7,410,000
Disposals	(7,410,000)
As at 30 June 2005 and 2006	–
Accumulated depreciation:	
As at 19 April 2004 (date of incorporation) and at 30 June 2004	–
Charge for the year	–
As at 30 June 2005 and 2006	–
Net book value:	
As at 30 June 2006	–
As at 30 June 2005	–
As at 30 June 2004	–

8. PREPAYMENTS AND DEPOSITS

		As at 30 June	
	2004 *HK$*	**2005** *HK$*	**2006** *HK$*
Prepayments	–	149,661	–
Deposits	1,755	1,755	–
	1,755	151,416	–

The carrying amounts of the prepayments and deposits approximate to their fair values.

9. INVENTORIES

		As at 30 June	
	2004 *HK$*	**2005** *HK$*	**2006** *HK$*
Finished goods	1,314	334,608	–

The carrying value of inventories as at 30 June 2004, 2005 and 2006 are stated at cost.

10. AMOUNT DUE FROM A RELATED COMPANY

Particulars of an amount due from a related company are as follows:

	As at 30 June		
	2004	**2005**	**2006**
Name of related company	*HK$*	*HK$*	*HK$*
Addison-Davis Diagnostics, Inc. ("Addison-Davis")	–	876,307	–

	As at 30 June		
	2004	**2005**	**2006**
	HK$	*HK$*	*HK$*
Maximum debit balance	–	876,307	–

Mr. Fred De Luca and Mr. Federico G. Cabo are the directors of Addison-Davis.

The amount due from a related company is unsecured, interest free and recoverable on demand.

11. SHARE CAPITAL

	Number of common shares			Amount		
	2004	2005	2006	2004	2005	2006
				HK$	*HK$*	*HK$*
Authorised:						
Common share of US$0.001 each (equivalent to HK$0.0078 each)						
Balance as at 30 June	100,000,000	100,000,000	100,000,000	780,000	780,000	780,000
Preferred share of US$0.001 each (equivalent to HK$0.0078 each) *(Note h & i)*						
Balance as at 30 June	–	–	100,000,000	–	–	780,000
Issued and fully paid:						
As at beginning of period/ year	-	1,000	11,901,000	–	8	92,828
Allotted and issued of new shares upon incorporation *(note a)*	1,000	–	–	8	–	–
Issuance of new shares for purchase of inventories *(note b)*	–	2,000,000	–	–	15,600	–
Issuance of new shares for the services received from employees *(note c)*	–	3,000,000	–	–	23,400	–
Issuance of new shares for the professional services received *(note d)*	–	400,000	–	–	3,120	–
Issuance of new shares for the services received from a director *(note e)*	–	500,000	–	–	3,900	–
Issuance of new shares for the services received from a related party *(note f)*	–	6,000,000	–	–	46,800	–
Issuance of new shares for the services received *(note g)*	–	–	1,702,500	–	–	13,279
Balance as at 30 June	1,000	11,901,000	13,603,500	8	92,828	106,107

Notes:

(a) On 30 April 2004, 1,000 common shares were allotted and issued to Addison-Davis, a Delaware corporation, at a consideration of US$100 (equivalent to HK$780).

(b) On 15 November 2004, Xact purchase line of first-aid products for minor injuries from Addison-Davis, the related company, in accordance with an agreement of sale and transfer of assets entered into between Xact and Addison-Davis. As part of the consideration for the acquired assets, Xact agreed to issue 2,000,000 common shares to Addison-Davis.

(c) In April 2005, Xact issued 3,000,000 common shares to Mr. Federico G. Cabo, the chief executive officer and a director of Xact, as compensation under the employment agreement valued at US$3,000 (equivalent to HK$23,400).

(d) In April 2005, Xact issued 400,000 common shares for professional services received.

(e) In April 2005, 500,000 common shares were issued to Mr. Robert G. Pautsch, a director of Xact, as compensation to consulting services received.

(f) In April 2005, 6,000,000 common shares were issued to Mr. Fred De Luca, a former secretary and director, of Xact pursuant to a consulting agreement entered between Mr. Fred De Luca and Xact.

(g) In April 2006, Xact issued 1,702,500 common shares for professional services received.

(h) Pursuant to a written consent of a majority stockholders dated 1 March 2006, in lieu of a special meeting of the stockholders, Xact amended its articles of incorporation to authorise 100,000,000 shares of preferred stock with par vale of US$0.001 each (equivalent to HK$0.0078 each). Such amendment became effective on 6 April 2006.

(i) As per the amended articles of association dated 6 April 2006, each preferred stock can be converted into 1,433,631 common shares of Xact's (subject to customary adjustments for stock splits, reorganisation, recapitulations.).

12. RESERVES

	Share premium *HK$*	Accumulated losses *HK$*	Total *HK$*
Issuance of shares	772	–	772
Loss for the period	–	(505,435)	(505,435)
Balance as at 30 June 2004 and 1 July 2004	772	(505,435)	(504,663)
Share premium arising from issuance of shares for purchase of inventories *(Note (a))*	140,400	–	140,400
Loss for the year	–	(5,981,685)	(5,981,685)
Balance as at 30 June 2005 and 1 July 2005	141,172	(6,487,120)	(6,345,948)
Share premium arising from issuance of shares for services received *(Note (b))*	2,433,970	–	2,433,970
Loss for the year	–	(12,155,968)	(12,155,968)
Balance as at 30 June 2006	2,575,142	(18,643,088)	(16,067,946)

Notes:

(a) On 15 November 2004, Xact purchase line of first-aid products for minor injuries from Addison-Davis, the shareholder of the company, in accordance with an agreement of sale and transfer of assets entered into between Xact and Addison-Davis. As part of the consideration for the acquired assets, Xact agreed to issue 2,000,000 common shares to Addison-Davis.

(b) In April 2006, Xact issued 1,702,500 common shares for professional services received.

(c) In the opinion of directors, Xact did not have any reserves available for distribution to shareholders as at 30 June 2004, 2005 and 2006.

13. CONVERTIBLE NOTES

On 9 November 2004, Xact entered into an agreement with several accredited institutional investors for the issuance of a 10% callable convertible notes with a principal of HK$7,800,000 (the "Convertible Notes"). The Convertible Notes with carrying amounts of HK$7,391,324 and HK$7,695,748 as at 30 June 2005 and 2006 respectively. The maturity date is two years from the date of issuance of the Convertible Notes, which is 8 November 2006. The principal and the interests are due on the maturity date of the Convertible Notes.

The Convertible Notes carry the right to convert the principal into common shares of Xact at the option of the note holders within the two years period. The conversion price is HK$1.60 (US$0.19).

In accordance to HKAS 32, convertible notes issued are split into their liability and equity components. The fair value of the liability component, included in long-term liabilities, was calculated using a market interest rate for an equivalent non-convertible bond. The remaining balance represented the equity conversion component, is included in shareholder's equity named as convertible notes reserve.

The fair value of the liability component of the Convertible Notes as at 30 June 2005 and 2006 was approximately HK$7,391,324 and HK$7,695,748 respectively. The fair value is calculated using cash flows discounted at a rate based on the borrowing rate of 10%.

Interest expense on the Convertible Notes is calculated using the effective interest method by applying the effective interest rate of 10% to the liability component.

As the effective interest rate used to calculate the fair value of the liability component of the Convertible Notes is equivalent to the coupon rate of the Convertible Notes of 10%, the fair value of the Convertible Notes is therefore equal to the face value of the Convertible Notes. As a result, the equity component of the Convertible Notes as at 30 June 2005 and 2006 is nil.

	As at 30 June		
	2004	**2005**	**2006**
	HK$	*HK$*	*HK$*
Face value of the Convertible Notes issued on 9 November 2004	–	7,800,000	7,800,000
Equity component	–	–	–
Liability component on initial recognition on 9 November 2004	–	7,800,000	7,800,000
Transaction costs	–	(408,676)	(104,252)
Amortised cost on initial recognition on 9 November 2004	–	7,391,324	7,695,748
Interest expenses	–	370,339	780,000
Interest payable	–	(370,339)	(780,000)
Liability component of the Convertible Notes	–	7,391,324	7,695,748

14. ACCRUALS

	As at 30 June		
	2004	**2005**	**2006**
	HK$	*HK$*	*HK$*
Accruals	3,091	702,426	871,164

The carrying amount of accruals approximate to their fair values.

15. OBLIGATION UNDER FINANCE LEASE

Xact leases its computer equipments under finance lease with remaining lease term of two years.

The total future minimum lease payments under the finance lease and their present values were as follows:

	Minimum lease payments			Present value of minimum lease payments		
	2004	2005	2006	2004	2005	2006
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
Amounts payable:						
Within one year	40,154	–	–	36,660	–	–
In the second and fifth year, inclusive	–	–	–	–	–	–
Total minimum finance lease payments	40,154	–	–	36,660	–	–
Future finance charges	(3,494)	–	–			
Total net finance lease payable	36,660	–	–			
Classified as current liabilities	(36,660)	–	–			
Long term portion	–	–	–			

16. PROMISSORY NOTE

	As at 30 June		
	2004	2005	2006
	HK$	*HK$*	*HK$*
Promissory note	–	–	7,410,000

In December 2005, as part of the consideration in relating to the purchase of pending patent, Xact assumed a promissory note from the vendor in the amount of approximately HK$7,410,000. The promissory note was unsecured, carrying 6.5% of interest per annum and has been settled by the issuance of 16,600,000 common shares of Xact to the vendor in September 2006.

17. AMOUNT DUE TO A SHAREHOLDER

The amount due to a shareholder is unsecured, interest free and has no fixed terms of repayment.

18. SEGMENT INFORMATION

No business analysis and segment reporting information such as segment results, assets, liabilities and other information are shown as Xact did not have principal activity other than planned principal activity since incorporation. In addition, Xact's assets and liabilities were all located in US for all years and period presented. As such, no geographical segment reporting information is disclosed.

19. TURNOVER

Xact did not generate any turnover during the Relevant Periods.

20. OTHER INCOME

	Period from 19 April 2004 (date of incorporation) to 30 June	Year ended 30 June	
	2004	2005	2006
	HK$	*HK$*	*HK$*
Interest income	–	46,495	21,355

21. LOSS FROM OPERATIONS

Loss from operations is stated after charging:

	Period from 19 April 2004 (date of incorporation) to 30 June	Year ended 30 June	
	2004	2005	2006
	HK$	*HK$*	*HK$*
Auditors' remuneration	–	64,545	83,959
Employee benefits *(Note 22)*	–	374,400	–
Loss on disposal of property, plant and equipment	–	44,374	–

22. EMPLOYEE BENEFITS EXPENSES

(a) Xact directors' emoluments

The remuneration of each of the director of Xact for the period from 19 April 2004 (date of incorporation) to 30 June 2004 and the years ended 30 June 2005 and 2006 respectively are set out below:

2004	Basic salaries *HK$*	Director's fee *HK$*	Total *HK$*
Executive director			
Federico G. Cabo	–	–	–
Fred De Luca	–	–	–
	–	–	–
2005			
Executive director			
Federico G. Cabo *(Note (i))*	–	374,400	374,400
Robert G. Pautsch *(Note (ii))*	–	–	–
Fred De Luca	–	–	–
	–	374,400	374,400
2006			
Executive director			
Federico G. Cabo	–	–	–
Robert G. Pautsch	–	–	–
	–	–	–

Note

(i) Mr. Federico G. Cabo resigned on 20 September 2005.

(ii) Mr. Robert G. Pautsch was appointed on 21 April 2005.

(b) The highest paid individual

During the Relevant Periods, the employee benefit expenses only comprised of HK$374,400 paid to the director, Mr. Federico G. Cabo.

(c) During the Relevant Periods, no emolument was paid by Xact to any of the above director or the highest paid individual as an inducement to join or upon joining Xact or as compensation for loss of office.

23. FINANCE COSTS

	Period from 19 April 2004 (date of incorporation) to 30 June 2004	Year ended 30 June 2005	Year ended 30 June 2006
	HK$	*HK$*	*HK$*
Interest on convertible notes wholly repayable within five years	–	370,339	780,000
Interest on amount due to a related company wholly repayable within five years	–	18,287	5,072
Interest on promissory note	–	–	240,825
	–	388,626	1,025,897

24. TAXATION

Current taxation

Xact has no assessable profit that will give rise to taxation under the applicable rules and regulations in Hong Kong during the period and as such, no provision for Hong Kong profits tax has been made.

Xact has no taxable income that will give rise to taxation under the applicable rules and regulations in the United States during the period and as such, no provision for the United States income tax has been made.

The charge for the period/year is reconciled to the loss before taxation per the income statement as follows:

	Period from 19 April 2004 (date of incorporation) to 30 June 2004		Year ended 30 June 2005		Year ended 30 June 2006	
	HK$	%	*HK$*	%	*HK$*	%
Loss before taxation	(505,435)		(5,981,685)		(12,155,968)	
Tax at applicable tax rate	(175,902)	(35.0)	(2,093,589)	(35.0)	(4,254,588)	(35.0)
Estimated tax effect of income not taxable in determining taxable profit	–	–	(16,273)	(0.3)	(7,474)	(0.1)
Estimated tax effect of income not deductible in determining taxable profit	175,902	35.0	2,109,862	35.3	4,262,062	35.1
Taxation charge for the year	–	–	–	–	–	–

Deferred taxation

No provision for deferred taxation has been accounted for as Xact has no material temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

25. DIVIDEND

The directors do not recommend the payment of any dividend in respect for the period/years ended 30 June 2004, 2005 and 2006.

26. LOSS PER SHARE

The calculation of the basic loss per share is based on the loss attributable to Xact's equity holders of HK$505,435, HK$5,981,685 and HK$12,155,968 for the period/year ended 30 June 2004, 2005 and 2006 respectively and on the weighted average of 1,000, 1,984,333 and 12,184,750 ordinary shares in issue during the Relevant Periods.

The calculation of diluted loss per share did not assume the conversion of convertible notes existed during the Relevant Periods as the exercise of the convertible notes would reduce loss per share.

27. MATERIAL RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in the Financial Information, Xact entered into the following arrangements with related parties:

(a) For the period ended 30 June 2004

During the period ended 30 June 2004, Xact received an advance from its shareholder, Addison-Davis (formerly known as QT 5, Inc.). As at 30 June 2004, the balance due to Addison-Davis was HK$2,921,855.

(b) For the year ended 30 June 2005

(i) Xact had advanced funds to its former shareholder, Addison-Davis (formerly known as QT 5, Inc). The advances bore interest at the rate of 6% per annum and principal balance and accrued interest were payable on demand.

(ii) In October 2004, Xact assumed a note from the its former shareholder, Addison-Davis, in the amount of US$68,000 equivalent to HK$530,400 to Mr. Fred De Luca, a director and secretary of the Xact. The note bore interest at the rate of 6% per annum and the principal and accrued interest as payable on demand. As of 30 June 2005 the remaining balance on this note was US$43,000 equivalent to HK$335,400. Mr. Fred De Luca had waived the accumulation of interest through 30 June 2005.

(iii) On 15 November 2004, Xact purchased a line of first-aid products for minor injuries from Addison-Davis, the related company, in accordance with an agreement of sale and transfer of assets entered into between Xact and Addison-Davis. As part of the consideration for the acquired assets, Xact agreed to issue 2,000,000 common shares to Addison-David.

(iv) In April 2005, Xact issued 3,000,000 common shares to Mr. Federico G. Cabo, Xact's Chief Executive Officer and a Director as compensation under his employment agreement valued at US$3,000 equivalent to HK$23,400 (or US$0.001 per share, which is the fair market value of the common share on the date of issuance.)

(v) In April 2005, Xact issued 6,000,000 common shares to Mr. Fred De Luca, a secretary and director of Xact as compensation pursuant to a consulting agreement valued at US$6,000 equivalent to HK$46,800 (or US$0.001 per share, which is the fair market value of the common share on the date of issuance).

(vi) In April 2005, Xact issued 500,000 common shares to Mr. Robert G. Pautsch, a director of Xact as compensation pursuant to a consulting agreement valued at US$500 equivalent to HK$3,900 (or US$0.001 per share, which is the fair market value of the common share on the date of issuance).

(c) **For the year ended 30 June 2006**

There were no material related party transactions during the year.

(d) **Key management personnel compensation**

	Period from 19 April 2004 (date of incorporation) to 30 June	Year ended 30 June	
	2004	2005	2006
	HK$	*HK$*	*HK$*
Short-term employee benefits	–	374,400	–

28. CONTINGENT LIABILITIES

Xact had no contingent liabilities for the Relevant Periods presented.

29. MAJOR NON CASH TRANSACTIONS

During the relevant periods, Xact has the following major non cash transactions:

(a) On 15 November 2004, Xact purchased a line of first-aid products for minor injuries from Addison-Davis, a related company, in accordance with an agreement of sale and transfer of assets entered into between Xact and Addison-Davis. As part of the consideration for the acquired assets, Xact agreed to issue 2,000,000 common shares of Xact to Addison-David.

(b) In April 2005, Xact issued 3,000,000 common shares to Mr. Federico G. Cabo, the chief executive officer and a director of Xact, as compensation under the employment agreement valued at HK$23,400.

(c) In April 2005, Xact issued 400,000 common shares for professional services received.

(d) In April 2005, 500,000 common shares were issued to Mr. Robert G. Pautsch, a director of Xact, as compensation to consulting services received.

(e) In April 2005, 6,000,000 common shares were issued to Mr. Fred De Luca, a former secretary and director, of Xact pursuant to consulting agreement entered between Mr. Fred De Luca and Xact.

(f) In April 2006, Xact issued 1,702,500 common shares for professional services received.

(g) Pursuant to written consent of a majority stockholders dated 1 March 2006, in lieu of a special meeting of the stockholders, Xact amended its articles of incorporation to authorise 100,000,000 shares of preferred stock with par value of US$0.001 each (equivalent to HK$0.0078 each). Such amendment became effective on 6 April 2006.

(h) As per the amended articles of association dated 6 April 2006, each preferred stock could be converted into 92.2045 shares of Xact's common share (subject to customary adjustments for stock splits, reorganisation, recapitulations, etc).

(i) As part of the consideration relating to the purchase of pending patent, Xact assumed a promissory note from the vendor in the amount of approximately HK$7,410,000. The promissory note was unsecured, carry 6.5% of interest per annum and had been settled by issuance of 16,600,000 common shares of Xact to the vender in September 2006.

30. SUBSEQUENT EVENTS

On 15 July 2006, a Share Exchange Agreement (the "Agreement") was entered into by and among Xact, Mr Fred De Luca, a director of Xact, Corich Enterprises, Inc. ("Corich"), Mr Herbert Adamczyk ("Mr Adamczyk") and Technorient Limited ("Technorient"). Pursuant to the terms of the Agreement, each of Corich and Mr Adamczyk as sellers will sell to Xact 39% and 10% of the issued and outstanding share capital of Technorient, respectively. In consideration of the acquisition of 49% of the issue and outstanding share capital of Technorient, Xact will issue to Corich and Mr.

Adamczyk and/or the nominees an aggregate of 972,728 Series A Convertible Preferred Shares which is convertible into an aggregate of 89,689,881 common shares of Xact, representing 53.5% of the outstanding common share of Xact on a fully diluted basis.

Conditions precedent to the closing of the Agreement include, but not limited to the following: (1) the holders of Xact's Convertible Notes (the "Notes") in the aggregate amount of HK$7,800,000 (US$1,000,000) will convert the Notes into restricted common share of Xact. (2) Mr Edward W Withrow, III, a related party of Xact, holder of Xact's Callable Secured Note in the principal amount of HK$7,410,000 (US$950,000) will convert such amount into restricted common share of Xact. (3) each of Corich, Mr Adamczyk and Technorient will obtained all of the regulatory, shareholders and other consents, approvals and authorization necessary to consummate the transactions contemplated under the Agreement. (4) Mr Fred De Luca and Mr Federico Cabo will have delivered both of their share certificates together with the required share power to Xact for cancellation of an aggregate of 9,000,000 issue and outstanding common share of Xact and (5) Xact, at the completion of the transaction will have no assets or liabilities, such that on or before the completion of the transaction Xact will transfer all of its assets and liabilities to a third party or parties.

On 9 August 2006, the 9,000,000 issue and outstanding common share of Xact, which were owned by Mr Fred De Luca and Mr Federico Cabo, were cancelled.

In August 2006, an aggregate of 1,533,973 preference shares were issued in accordance with the Agreement.

In September 2006, the promissory note amounted to HK$7,410,000 was converted to 16,600,000 common shares of Xact.

In September 2006, the convertible notes were converted by issuance of 5,029,339 common shares of Xact.

B. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for Xact in respect of any period subsequent to 30 June 2006.

Yours faithfully
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

The following is the text of a letter, prepared for the sole purpose, of inclusion in this circular, received from HLB Hodgson Impey Cheng, Chartered Accountants, Certified Public Accountants.


HLB
國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

10 November 2006

The Directors
Wo Kee Hong (Holdings) Limited
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Dear Sirs,

We report on the unaudited pro forma financial information of Wo Kee Hong (Holdings) Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") and Xact Aid, Inc. ("Xact") (together with the Group hereinafter referred to as the "Enlarged Group") set out on pages 152 to 155 under the heading of "Unaudited Pro Forma Financial Information of the Enlarged Group" (the "Pro Forma Financial Information") in Appendix III of the Company's Circular dated 10 November 2006 (the "Circular") in connection with the acquisition of 727,273 shares of preference convertible shares (the "Preference Convertible Shares") of Xact, which can be converted into an aggregate of 67,057,843 shares of Xact shares, by the Company (the "Exchange"). The Pro Forma Financial Information has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the Exchange, which will result in the formation of the Enlarged Group, might have affected the relevant financial information presented for inclusion as Appendix III of the Circular.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS OF THE COMPANY AND REPORTING ACCOUNTANTS

It is the responsibility solely of the directors of the Company to prepare the Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements ("HKSIR") 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company. The engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

The Pro Forma Financial Information is for illustrative purposes only, based on the judgments and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Enlarged Group as at 30 June 2006 or any future date.

OPINION

In our opinion:

- the Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;
- such basis is consistent with the accounting policies of the Group; and
- the adjustments are appropriate for the purposes of the Pro Forma Financial Information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

INTRODUCTION TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the unaudited pro forma financial information of the Enlarged Group as if the Exchange has been completed on 30 June 2006 for the unaudited pro forma consolidated balance sheet. The accompanying unaudited pro forma financial information of the Enlarged Group has been prepared to illustrate the effect of the acquisition of the Preference Convertible Shares of Xact, which can be converted into an aggregate of 67,057,843 shares of Xact shares, by the Company. In consideration for the acquisition of Xact's shares, the Company will sell to Xact 39% of the issued share capital of Technorient Limited, which is a subsidiary of the Company.

The accompanying unaudited pro forma financial information of the Enlarged Group is based on a number of assumptions, estimates, uncertainties and other currently available financial information, and is provided for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the actual financial position or financial results of the Enlarged Group's operations that would have been attained had the Exchange actually occurred on the dates indicated herein. Further, the accompanying unaudited pro forma financial information of the Enlarged Group does not purport to predict the Enlarged Group's future financial position or results of operations.

The unaudited pro forma financial information of the Enlarged Group should be read in conjunction with the Accountant's Reports of Xact as set out in Appendix II and the historical financial information on the Group as set out in Appendix I and other financial information included elsewhere in this Circular.

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the unaudited pro forma consolidated balance sheet of the Enlarged Group, assuming that the Exchange has been completed on 30 June 2006. The unaudited information is based on the unaudited condensed consolidated financial statements of the Group for the period ended 30 June 2006 and the audited Financial Information of Xact as set out in Appendix II to this Circular. Such information is adjusted to reflect the effect of the Acquisition.

As the unaudited pro forma consolidated balance sheet of the Enlarged Group has been prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Group as at the date to which it is made up to or at any future date.

	The Group June 30 2006	Xact June 30 2006	Sub-total June 30 2006	Pro-forma adjustments			The Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
				(Note 1)	*(Note 2)*	*(Note 3)*	
Non-current assets							
Investment properties	181,452	–	181,452	–	–	–	181,452
Property, plant and equipment	120,180	–	120,180	–	–	–	120,180
Goodwill	2,479	–	2,479	–	–	–	2,479
Interests in associates	8,072	–	8,072	–	–	–	8,072
Available-for-sale financial assets	527	–	527	–	–	–	527
Deferred tax assets	6,300	–	6,300	–	–	–	6,300
	319,010	–	319,010	–	–	–	319,010
Current assets							
Inventories	133,772	–	133,772	–	–	–	133,772
Properties held for sale	24,851	–	24,851	–	–	–	24,851
Trade and other receivables	87,276	–	87,276	–	–	–	87,276
Amounts due from associates	7,737	–	7,737	–	–	–	7,737
Financial assets at fair value through profit or loss	20	–	20	–	–	–	20
Cash and bank balances	8,717	15	8,732	(15)	–	–	8,717
	262,373	15	262,388	(15)	–	–	262,373
Non-current assets held for sale	172,138	–	172,138	–	–	–	172,138
	434,511	15	434,526	(15)	–	–	434,511
Current liabilities							
Trade and other payables	126,359	871	127,230	(871)	–	–	126,359
Provision for a legal claim	30,656	–	30,656	–	–	–	30,656
Bills payable	25,685	–	25,685	–	–	–	25,685
Promissory Note	–	7,410	7,410	(7,410)	–	–	–
Tax payable	182	–	182	–	–	–	182
Amounts due to related companies	2,544	–	2,544	–	–	–	2,544
Obligations under finance leases – due within one year	85	–	85	–	–	–	85
Borrowings – due within one year	86,766	–	86,766	–	–	–	86,766
Convertible Notes	–	7,696	7,696	(7,696)	–	–	–
	272,277	15,977	288,254	(15,977)	–	–	272,277

	The Group June 30 2006	Xact June 30 2006	Sub-total June 30 2006	Pro-forma adjustments			The Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (*Note 1*)	*HK$'000* (*Note 2*)	*HK$'000* (*Note 3*)	*HK$'000*
Liabilities directly associated with non-current assets classified as held for sale	124,768	–	124,768	–	–	–	124,768
	397,045	15,977	413,022	(15,977)	–	–	397,045
Net current assets/(liabilities)	37,466	(15,962)	21,504	15,962	–	–	37,466
Total assets less current liabilities	356,476	(15,962)	340,514	15,962	–	–	356,476
Non-current liabilities							
Convertible loan note	29,950	–	29,950	–	–	–	29,950
Obligations under finance leases – due after one year	289	–	289	–	–	–	289
Borrowings – due after one year	10,670	–	10,670	–	–	–	10,670
Amount due to a related company	5,346	–	5,346	–	–	–	5,346
Deferred tax liabilities	21,152	–	21,152	–	–	–	21,152
	67,407	–	67,407	–	–	–	67,407
Net assets/(liabilities)	289,069	(15,962)	273,107	15,962	–	–	289,069
Equity							
Capital and reserves attributable to the Company's equity holders							
Share capital	221,615	106	221,721	(106)	–	–	221,615
Reserves	63,520	(16,068)	47,452	16,068	(15,504)	7,792	55,808
	285,135	(15,962)	269,173	15,962	(15,504)	7,792	277,423
Minority interests	3,934	–	3,934	–	15,504	(7,792)	11,646
Total equity	289,069	(15,962)	273,107	15,962	–	–	289,069

Note:

1. Pursuant to the Exchange Agreement dated 15 July 2006, Xact should have no assets or liabilities on or before the Closing. Pursuant to the said Exchange Agreement, all of the holders of the Convertible Notes should have converted such Notes amounted to HK$7,696,000 and its accrued interest of HK$871,000 into 5,029,339 shares of Xact's share capital. The holder of the Promissory Note should have converted such Promissory Note into an aggregate of 16,600,000 shares of Xact. The adjustments represent the conversions of the Convertible Notes, settlement of the Promissory Note and eliminations of other assets, liabilities and pre-acquisition losses of Xact.

2. As at 30 June 2006, the net asset value of Technorient was approximately HK$39,755,000, which represented the fair value of Technorient. Pursuant to the Exchange Agreement dated 15 July 2006, 39% shares of Technorient equivalent to approximately HK$15,504,000 would be disposed of by the Group to Xact. Since no consideration would be received, a deemed loss of the same would be derived from such disposal in the Group's accounts.

3. Upon the disposal by the Group and by Mr. Adamczyk of shares of Technorient to Xact, Xact would hold 49% equity interests of Technorient. With reference to the net asset value of Technorient as at 30 June 2006, the 49% equity interest of Technorient would be equivalent to approximately HK$19,480,000. Since the only asset of Xact would be the 49% equity interests of Technorient, the net asset value of Xact as at 30 June 2006 would be equivalent to approximately HK$19,480,000.

   Pursuant to the Exchange Agreement dated 15 July 2006, the Group would be entitled to 40% equity shares of Xact with no consideration in exchange for the disposal of Technorient as mentioned above. As a result, an amount of approximately HK$7,792,000, being a deemed negative goodwill would be derived from this share-for-share transaction. Upon the completion of this share-for-share transaction, the Group would have an interest in associate being the 40% equity interests in Xact with no book value as no consideration was paid.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Beneficial interests and short positions in Shares as at the Latest Practicable Date:

	Number of Shares			
Directors	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
Mr. Richard Man Fai LEE	3,556,438(L)	673,873(L) *(Note 1)*	117,133,570(L) *(Note 2)*	121,363,881
Mr. Jeff Man Bun LEE	471,900(L)	–	118,579,289(L) *(Notes 2 & 3)*	119,051,189
Ms. Kam Har YUE	5,209,716(L)	–	117,133,570(L) *(Note 2)*	122,343,286
Mr. Sammy Chi Chung SUEN	47,190(L)	–	–	47,190
Mr. Raymond Cho Min LEE	–	–	1,920,200(L) *(Note 4)*	1,920,200

Notes:

1. The 673,873 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 118,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(L) denotes long position

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Mr. Wing Sum LEE	10 August 2001	5,506,050(L)	16 September 2001 - 15 September 2007	1.6610
	24 September 2002	64,064(L)	24 September 2002 - 23 September 2008	1.0000
Mr. Richard Man Fai LEE	28 May 2001	629,262(L)	29 June 2001 - 28 June 2007	1.6610
	10 August 2001	5,506,050(L)	16 September 2001 - 15 September 2007	1.6610
	29 August 2001	78,657(L)*	30 September 2001 - 29 September 2007	1.6610
	24 September 2002	2,215,928(L)	24 September 2002 - 23 September 2008	1.0000
Mr. Jeff Man Bun LEE	4 June 2002	314,631(L)	4 June 2002 - 3 June 2008	1.0000
	24 September 2002	143,000(L)	24 September 2002 - 23 September 2008	1.0000
Mr. Sammy Chi Chung SUEN	18 January 2001	40,901(L)	6 March 2001 - 5 March 2007	1.6610
	10 August 2001	157,315(L)	19 September 2001 - 18 September 2007	1.6610
	4 June 2002	629,262(L)	4 June 2002 - 3 June 2008	1.0000
	24 September 2002	200,200(L)	24 September 2002 - 23 September 2008	1.0000
Ms. Kam Har YUE	29 August 2001	78,657(L)	30 September 2001 - 29 September 2007	1.6610
Mr. Raymond Cho Min LEE	4 June 2002	220,241(L)	4 June 2002 - 3 June 2008	1.0000
	24 September 2002	1,144(L)	24 September 2002 - 23 September 2008	1.0000
Mr. Boon Seng TAN	4 June 2002	220,241(L)	4 June 2002 - 3 June 2008	1.0000
	24 September 2002	1,144(L)	24 September 2002 - 23 September 2008	1.0000

(L) denotes long position

* *Share options granted to Mr. Richard Man Fai LEE's spouse are included.*

(c) Beneficial interests and short positions in shares in associated corporations as at the Latest Practicable Date:

Directors	Associated corporations in which shares or equity interests are held or interested	Number of shares or amount of equity interests held or *interested*	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,500	Non-voting deferred shares
	Wo Kee Services Limited	1	Non-voting deferred share
Ms. Kam Har YUE	Rogers Entertainment International Limited (formerly known as Forward International Corporation, Limited)	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	340,000	Non-voting deferred shares
	Wo Kee Hong Limited	400	Non-voting deferred shares

Save as disclosed above, none of the Directors and chief executives of the Company has any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

(d) Directors' interest in assets and/or arrangement

As at the Latest Practicable Date, none of the Directors had any direct or indirect interests in any assets which have been since 31 December 2005 (being the date to which the latest published audited consolidated accounts of the Group was made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part

XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Beneficial interests and short positions in Shares and underlying Shares of equity derivatives of the Company as at the Latest Practicable Date:

Company name	Number of Shares	Number of underlying Shares of equity derivatives	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	117,133,570 (L) *(Note 1)*		52.85%
Hanny Holdings Limited	325,000 (L) *(Note 2)*		0.15%
		30,000,000 (L) *(Note 2)*	13.54%

Notes:

1. The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. The 325,000 Shares are held by Cyber Generation Limited which is wholly and indirectly controlled by Hanny Holdings Limited. The 30,000,000 Shares represented the Shares to be issued upon the full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$1.00 which is held by Cross Profit Capital Limited, wholly and indirectly controlled by Hanny Holdings Limited.

(L) denotes long position

Save as disclosed, so far as known to the Directors and chief executives of the Company, there are no other persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. SERVICE CONTRACT

There is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTERESTS

None of the Directors and his/her associates is interested directly or indirectly in a business, apart from his/her interest in the Company, which competes or is likely to compete with the business of the Group.

6. MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) having been entered into by the Company or any of its subsidiaries within two years immediately preceding the date of this circular and are or may be material:

(a) a deed of settlement dated 24 February 2005 entered into between Mitsubishi Heavy Industries Ltd. ("MHI"), Stoneycroft Estates Limited ("Stoneycroft"), Ever Rising Investments Limited ("Ever Rising"), Wo Kee Hong Limited ("WKH") and the Company in relation to the settlement of an amount of US$728,638.27;

(b) a deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Stoneycroft as the chargor, WKH and the Company in relation to a deed of charge dated 28 June 2002 in respect of car parking spaces and Block A on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(c) a deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Ever Rising as the chargor, WKH and the Company in relation to a deed of charge dated 28 June 2002 in respect of Block B on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(d) a deed of amendment dated 8 March 2005 entered into among MHI, the Company, WKH, Stoneycroft and Ever Rising amending the deed of settlement referred to in (a) above;

(e) a termination agreement dated 12 July 2005 entered into between WKH and LG Electronics Inc. and LG Electronics HK Limited terminating the two distributorship agreements dated 1 January 2004 between WKH and LG Electronics Inc. with effect from 1 July 2005;

(f) three sale and purchase agreements all dated 13 July 2005 entered into between Advanced Point Limited, Advanced Honour Limited and Advanced Seas Limited as the vendors and six individuals as purchasers in relation to sale and purchase of the properties located at Rooms 1908, 1909 and 1910, Beijing Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC* for cash consideration of RMB4,520,016, RMB3,527,011 and RMB1,952,973, respectively;

* *for identification purposes only*

(g) a subscription agreement dated 18 August 2005 entered into between the Company and Hanny Holdings Limited in relation to the issue of a 7.25% coupon convertible note due in 2008 in the principal amount of HK$30 million by the Company;

(h) an equity interests transfer agreement dated 30 December 2005 entered into between Italian Motors (Sales & Service) Limited and Ferrari S.p.A. in relation to the transfer of 29% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. for a consideration of US$870,000;

(i) a sale and purchase agreement dated 9 February 2006 entered into between WKH as purchaser, Mr. Law Ding Wai and Mr. Chak Ping Kwong as vendors in relation to the sale and purchase of the entire issued share capital of Firmmark Limited, the distributor of the domestic electrical appliances under the brand "Frigidaire" in Hong Kong and Macau Special Administrative Region;

(j) the First Share Exchange Agreement;

(k) eight contracts for sale and purchase of property dated 15 June 2006 entered into between Mighty Will International Limited as purchaser and Cafu Investment (Shenzhen) Limited* and Shenzhen City Shen Fu Bao (Group) Limited* as vendors for the purchase of properties known as Flat G, H, J, K, L, M, N and P, 7th Floor, Block A, Carlton Heights, Shenzhen, the PRC* for an aggregate cash consideration of HK$4,904,851;

(l) a deed of assignment for sale and purchase of property dated 27 June 2006 entered into between Martview Limited as vendor and Mr. Yu Jian Hua* as purchaser for the sale of the property known as Unit G, Level 26, Guomao Plaza, No. 71 Wusi Lu, Gulou District, Fuzhou, Fujian Province, the PRC* for cash consideration of RMB1,200,000;

(m) a share purchase and subscription agreement dated 30 June 2006 entered into among Metro Global Limited ("Metro Global"), Jiangmen Washing Machine Factory ("JM Washing Machine") and Candy Elettrodomestici S.r.l. ("Candy") relating to, among other things, the disposal of the 50% equity interest in Jinling Electrical Co., Ltd.* ("Jinling Electrical") by Metro Global to Candy for a cash consideration of RMB50 million, subject to adjustments;

(n) an agreement on transfer of right of distribution of products dated 30 June 2006 entered into among WKH, Jinling Electrical and Candy relating to the transfer of the right to distribute products manufactured or distributed by Jinling Electrical worldwide other than the PRC under an export distribution contract dated 29 October 1994 entered into between Jinling Electrical and WKH for a cash consideration of RMB6 million;

* *for identification purposes only*

(o) a labour compensation agreement dated 30 June 2006 entered into among Metro Global, JM Washing Machine and Jinling Electrical relating to payment of compensation payable under the relevant laws and regulations in the PRC as assessed by the Jiangmen Labour and Social Security Bureau*, in relation to the termination of the existing labour contracts of the employees of Jinling Electrical as a result of the transactions contemplated under the share purchase and subscription agreement referred to in (m) above and to be borne by Metro Global and JM Washing Machine;

(p) a contract for sale and purchase of property dated 13 July 2006 entered into between Co-Palace Limited as vendor and six individuals as purchasers in relation to the sale of property known as Room 1911, Beijing Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Dongcheng District, Beijing, the PRC* for cash consideration of RMB1,926,125;

(q) the Share Exchange Agreement;

(r) a contract for sale and purchase of property dated 15 September 2006 entered into between Changping (Shenzhen) Development Limited* as vendor and Wo Kee Hong (Shenzhen) Limited as purchaser in relation to the purchase of the property known as Room 15, 22nd Floor, International Vision, Futian Free Trade Zone, Shenzhen, the PRC* for a cash consideration of RMB525,086;

(s) two contracts for sale and purchase of property dated 15 September 2006 entered into between Changping (Shenzhen) Development Limited* as vendor and Keyforce Holdings Limited as purchaser in relation to the purchase of the property known as Rooms 16 and 18, 22nd Floor, International Vision, Futian Free Trade Zone, Shenzhen, the PRC* for a total cash consideration of RMB1,799,527; and

(t) a settlement agreement dated 27 September 2006 entered into among Metro Global, JM Washing Machine and Candy setting forth the mechanism for adjustment of the cash consideration under the share purchase and subscription agreement referred to in (m) above.

7. LITIGATION

(a) On 26 March 2004, 廣州市祥能置業投資有限公司(Guangzhou City *Cheungnan* Investment Co., Ltd.*) (the "Plaintiff") instigated a proceedings against 東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*) (the "Defendant"), a 92% owned subsidiary of the Company at the Dongguan City Medium People's Court ("The Dongguan City Court") claiming for the amount of US$1,996,600 (equivalent to approximately HK$15.6 million) and interest thereon. The Plaintiff claimed that the amount of US$1,996,600 represented amount owed and due from the Defendant, which was assigned to the Plaintiff by an assignee of the Bank of China (Dongguan), the lender which has originally advanced the amount to the Defendant. The Defendant was acquired by the Company in early 1998. The Proceedings related to amounts borrowed by the

* *for identification purposes only*

Defendant in 1993, before the Defendant became a subsidiary of the Company and had not been disclosed to the Company by the vendor at the time of the acquisition in 1998. On 29 July 2005, the Dongguan City Court ruled in favour of the Plaintiff and ordered the Defendant to pay the Plaintiff an amount equivalent to aggregate of the outstanding principal amount claimed and interest thereon and court fees for the proceedings. In August 2005, the Defendant has lodged an appeal to the Guangdong Province Higher People's Court against the decision of the Dongguan City Court. A written judgment dated 24 January 2006 was delivered by the Guangdong Province Higher People's Court. It was held in favour of the Plaintiff and the Defendant's application for appeal was dismissed. The Defendant is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People's Court. As at the Latest Practicable Date, the aggregate amount payable by the Defendant pursuant to the order of the Dongguan City Court is approximately HK$32,471,000.

(b) In March 2004, Jasbir Singh, the proprietor of Supreme Electronic Industry (India) ("Supreme Electronic") commenced legal proceedings against, among others, WKH Communications Pvt. Ltd. ("WKH Communications") and WKH India Pvt. Limited ("WKH India") for an amount of approximately HK$1.3 million allegedly owed by WKH Communications. It is alleged that WKH Communications has on 16 May 2000 entered into a sale and purchase agreement with Supreme Electronic for the purchase of certain audio systems and accessories. WKH India, a subsidiary of the Company is the guarantor of WKH Communications under the said sale and purchase agreement. The HK$1.3 million claimed represented the aggregate of the purchase price payable by WKH Communications under the said sale and purchase agreement and sales tax payable on the goods. The plaintiff has applied to the Indian court for a judgment against WKH Communications and WKH India, and hearing of the case has taken place on 3 November 2006. The Group has retained a firm of Indian lawyers to advise and represent WKH India in the proceedings and will take appropriate actions as advised by its legal advisers. As at the Latest Practicable Date, the Court has not yet made any decision.

Save as disclosed herein, no member of the Group is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

8. EXPERTS AND CONSENTS

The following are the qualification of the experts who have given opinion or advice which is contained in this circular:

Name	Qualification
Platinum	a corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the SFO
HLB Hodgson Impey Cheng ("HLB")	Chartered Accountants Certified Public Accountants

Each of Platinum and HLB has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of their letters and references to their names in the form and context in which it appears.

As at the Latest Practicable Date, each of Platinum and HLB is not beneficially interested in the share capital of any member of the Group, nor did it has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did it has any interest, either direct or indirect, in any assets which had been since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group or which were proposed to be acquired or disposed of by or leased to any member of the Group.

9. MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal office is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The secretary of the Company is Ms. Phyllis NG, who is an associate member of The Hong Kong Institute of Chartered Secretaries.

(c) The qualified accountant of the Company appointed pursuant to Rule 3.24 is Mr. Tik Tung WONG, CPA, FCCA.

(d) The English text of this circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours on any weekday, except public holidays, up to and including 24 November 2006:

(a) the memorandum and bye-laws of the Company;

(b) the unaudited pro forma statement of assets and liabilities of the Enlarged Group, the text of which is set out in Appendix III to this circular;

(c) the accountant's report from HLB Hodgson Impey Cheng dated 10 November 2006 in respect of the unaudited pro forma financial information on the Enlarged Group, the text of which is set out in Appendix III to this circular;

(d) the contracts referred to in the paragraph headed "Material contracts" in paragraph 6 of this appendix IV;

(e) the written consents referred to in the paragraph headed "Experts and consents" in paragraph 8 of this appendix IV;

(f) the annual report of the Company for the two financial years ended 31 December 2004 and 31 December 2005, respectively;

(g) the interim report of the Company for the six months ended 30 June 2006;

(h) the accountant's report of Xact for the period from 19 April 2004 to 30 June 2004, the two years ended 30 June 2005 and 30 June 2006, respectively;

(i) the circular dated 25 January 2006 issued by the Company;

(j) two circulars dated 25 April 2006 issued by the Company;

(k) the circular dated 28 July 2006 issued by the Company;

(l) the First Share Exchange Agreement and the Share Exchange Agreement;

(m) the written approval of the Controlling Shareholders as referred to in the paragraph headed "Shareholders' approval" in the letter from the Board in this circular.

(a) 本公司之公司組織章程大綱及細則；

(b) 經擴大集團之未經審核備考資產及負債報表，全文載於本通函附錄三；

(c) 國衛會計師事務所於二零零六年十一月十日提供有關經擴大集團之未經審核備考財務資料，全文載於本通函附錄三；

(d) 本附錄四第6段「重大合約」一段所述之合約；

(e) 本附錄四第8段「專家及同意書」一段中所述之書面同意書；

(f) 本公司截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個財政年度之年報；

(g) 本公司截至二零零六年六月三十日止六個月之中期報告；

(h) Xact分別於由二零零四年四月十九日至二零零四年六月三十日期間及截至二零零五年六月三十日及二零零六年六月三十日止兩年之會計師報告；

(i) 本公司於二零零六年一月二十五日刊發之通函；

(j) 本公司於二零零六年四月二十五日刊發之兩份通函；

(k) 本公司於二零零六年七月二十八日刊發之通函；

(l) 首份股份交換協議及股份交換協議；及

(m) 本通函董事會函件「股東批准」一段所述控股股東發出之書面批准。

8. 專家及同意書

以下是曾經給予意見或建議之專家之資格，而該等意見或建議已載於此通函內：

名稱	資格
百德能	一間根據證券及期貨條例可從事第1類(證券交易)及第6類(就機構融資提供意見)受規管活動之持牌法團
國衛會計師事務所(「國衛」)	英國特許會計師 執業會計師

百德能及國衛各自已作出且並無撤回其有關刊發本通函，按本通函之形式及文意載入其書函及於通函中引述其名稱之同意書。

於最後實際可行日期，百德能及國衛各自並無持有本集團內任何成員公司之股權，亦無擁有可認購或提名其他人士認購本集團內任何成員公司之證券之權利(不論在法律上是否可予行使)，且自二零零五年十二月三十一日起(即自本公司最後經審核賬目刊載日起)，並無於本集團任何成員公司所購買或出售或租賃，或建議由本集團任何成員公司所購買或出售或租賃之任何資產中直接或間接擁有任何權益。

9. 其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為香港特許秘書公會會員。

(c) 根據規則第3.24條所委任之合資格會計師為汪滌東先生，CPA, FCCA。

(d) 倘本通函之中英文本如有歧異，概以英文為準。

10. 備查文件

下列文件可由即日起至二零零六年十一月二十四日(包括該日)止任何週日(公眾假期除外)之一般辦公時間在本公司位於香港新界葵涌青山道585至609號和記行大廈A座10字樓之香港主要辦事處可供查閱：

並無向本公司披露有關事宜。於二零零五年七月二十九日，東莞市法院判原告人勝訴，判抗辯人向原告人支付相當於其索賠的未償本金額及相關利息合計的金額及相關案件受理費。抗辯人已於二零零五年八月就東莞市法院的判決向廣東省高級人民法院提出上訴。廣東省高級人民法院於二零零六年一月二十四日作出書面判決，判原告人勝訴並駁回抗辯人上訴申請。抗辯人現正就高級人民法院之判決尋求法律顧問的意見採取適當行動。直至最後實際可行日期為止，抗辯人根據東莞市法院的判決應支付之金額合計約為32,471,000港元。

(b) 於二零零四年三月，Supreme Electronic Industry (India)(「Supreme Electronic」)的持有人Jasbir Singh向WKH Communications Pvt. Ltd. (「WKH Communications」)及WKH India Pvt. Limited(「WKH India」)以及其他人士提出法律訴訟，追討為數約1,300,000港元，並指稱WKH Communications欠下該款項。有指稱，於二零零零年五月十六日WKH Communications與Supreme Electronic訂立買賣協議，購買若干音響系統及配件。本公司的附屬公司WKH India根據該買賣協議，為WKH Communications作出擔保。而所追討的1,300,000港元為WKH Communications根據上述買賣協議之應付買價及就該等貨物應付銷售稅之總額。原告人已向印度法院申請針對WKH Communications及WKH India作出判決。該案件之聆訊已於二零零六年十一月三日進行。本集團已聘用一間印度律師事務所在該訴訟提供意見並代表WKH India，並將按其法律顧問所提供的意見採取適當行動。直至最後實際可行日期為止，法庭尚未作出任何裁決。

除上文所披露者外，本集團無任何成員公司涉及任何重大訴訟或仲裁，且董事亦不知悉，本集團任何成員公司正涉及任何尚未解決或對本集團任何成員公司構成威脅之重大訴訟或索償。

(o) 和記電業(環球)、江門洗衣機及金羚電器就支付因上文(m)項所述之購股及認股協議項下擬進行之交易終止現有職工合約而根據中國有關法律和法規須付之補償金(該金額由江門勞動和社會保障局釐定並由和記電業(環球)及江門洗衣機所承擔),於二零零六年六月三十日訂立職工補償協議書;

(p) 麗協有限公司(作為賣方)與六名人士(作為買方)就以現金代價人民幣1,926,125元出售於中國北京市東城區建國門內大街7號北京光華長安大廈1911室之物業,於二零零六年七月十三日訂立房產買賣合同;

(q) 股份交換協議;

(r) 長平(深圳)發展有限公司(作為賣方)與和記電器(深圳)有限公司(作為買方)就以現金代價人民幣525,086元購買於中國深圳市福田保稅區長平商務大廈22層15號房之物業於二零零六年九月十五日訂立房地產買賣合同;

(s) 長平(深圳)發展有限公司(作為賣方)與堅榮控股有限公司(作為買方)就以現金代價合共人民幣1,799,527元購買於中國深圳市福田保稅區長平商務大廈22層16和18號房之物業於二零零六年九月十五日訂立兩份房地產買賣合同;及

(t) 和記電業(環球)、江門洗衣機及Candy就上文(m)項所述購股及認購協議項下之現金代價之調整機制於二零零六年九月二十七日訂立和解協議。

7. 訴訟

(a) 於二零零四年三月二十六日,廣州市祥能置業投資有限公司(「原告人」)針對本公司擁有92%權益的附屬公司東莞長興制冷設備有限公司(「抗辯人」)於東莞市中級人民法院(「東莞市法院」)提出法律程序,追討1,996,600美元(相當於約15,600,000港元)及相關利息。原告人稱該1,996,600美元為抗辯人所欠應償還之款項,該款項由中國銀行東莞分行的承讓人轉讓予原告人,該銀行為原初向抗辯人授出該等金額之貸款人。抗辯人由本公司於一九九八年初購入。該法律程序有關抗辯人於一九九三年尚未成為本公司的附屬公司前借取之款項,於一九九八年收購時賣方

(g) 本公司與錦興集團有限公司就本公司發行於二零零八年到期本金額為30,000,000港元票面利率為7.25%之可換股票據，於二零零五年八月十八日訂立認購協議；

(h) 勵駿汽車有限公司與Ferrari S.p.A 就以代價870,000美元轉讓於法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之29%股本權益，於二零零五年十二月三十日訂立股本權益轉讓協議；

(i) 和記電業(作為買方)與羅鼎煒先生及翟炳光先生(作為賣方)就買賣恒標有限公司(為「北極牌」品牌家用電器產品於香港及澳門特別行政區的代理商)之全部已發行股本，於二零零六年二月九日訂立股份買賣協議；

(j) 首份股份交換協議；

(k) 紀富國際有限公司(作為買方)與加福投資(深圳)有限公司及深圳市深福保(集團)有限公司(作為賣方)就以總現金代價4,904,851港元購買中國深圳市加福廣場第A棟七層G、H、J、K、L、M、N及P號房之物業，於二零零六年六月十五日訂立八份房地產買賣合同；

(l) 新華景有限公司(作為賣方)與余建華先生(作為買方)就以現金代價人民幣1,200,000元出售中國福建省福州市鼓樓區五四路71號國貿廣場26層G單位之物業，於二零零六年六月二十七日就買賣物業訂立房地產買賣契約；

(m) 和記電業(環球)有限公司(「和記電業(環球)」)、江門市洗衣機廠(「江門洗衣機」)及Candy Elettrodomestici S.r.l.(「Candy」)，就有關(其中包括)和記電業(環球)以現金代價人民幣50,000,000元(可作出調整)向Candy出售其於金羚電器有限公司(「金羚電器」)之50%股本權益，於二零零六年六月三十日訂立購股及認購協議；

(n) 和記電業、金羚電器及Candy以現金代價人民幣6,000,000元轉讓金羚電器及和記電業於一九九四年十月二十九日就於全球(中國以外)分銷由金羚電器製造或分銷之產品之經銷權而訂立之出口經銷合約，於二零零六年六月三十日訂立產品經銷權轉讓協議；

5. 構成競爭之權益

董事及其聯繫人士概無於任何與本集團業務構成或可能構成競爭之業務中直接或間接擁有權益(於本公司之權益除外)。

6. 重大合約

緊接本通函刊發日期前兩年內,本公司或其任何附屬公司訂立下列屬於或可能屬於重大之合約(並非為日常業務過程中訂立之合約)如下:

(a) 三菱重工業株式會社(「三菱重工業」)、Stoneycroft Estates Limited(「Stoneycroft」)、Ever Rising Investments Limited(「Ever Rising」)、和記電業有限公司(「和記電業」)與本公司就償還728,638.27美元之款額,於二零零五年二月二十四日訂立還款契據;

(b) 三菱重工業(作為承押人)與Stoneycroft(作為押記人)、和記電業及本公司就有關位於香港新界葵涌青山道585-609號和記行大廈之車位及A座二樓於二零零二年六月二十八日訂立之抵押契據,於二零零五年二月二十四日訂立修訂契據;

(c) 三菱重工業(作為承押人)與Ever Rising(作為押記人)、和記電業及本公司就有關位於香港新界葵涌青山道585-609號和記行大廈B座二樓於二零零二年六月二十八日訂立之抵押契據,於二零零五年二月二十四日訂立修訂契據;

(d) 三菱重工業、本公司、和記電業、Stoneycroft及Ever Rising就修訂上文第(a)項所述之還款契據,於二零零五年三月八日訂立修訂契據;

(e) 和記電業、LG Electronics Inc.及LG Electronics HK Limited就終止二零零四年一月一日和記電業與LG Electronics Inc.所訂立之兩份分銷協議,於二零零五年七月十二日訂立終止協議(由二零零五年七月一日起生效);

(f) 雋鵬有限公司、雋譽有限公司及雋海有限公司(作為賣方)與六名人士(作為買方)就分別以現金代價人民幣4,520,016元、人民幣3,527,011元及人民幣1,952,973元買賣位於中國北京東城區建國門內大街7號北京光華長安大廈1908室、1909室及1910室之物業,於二零零五年七月十三日訂立三份買賣協議;

XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上之人士如下：

於最後實際可行日期於股份及本公司相關股本衍生工具之實益權益及淡倉：

公司名稱	股份數目	相關股本衍生工具的股份數目	截至最後實際可行日期佔已發行股本總數之概約百分比
Modern Orbit Limited	117,133,570(L) *(附註1)*		52.85%
錦興集團有限公司	325,000(L) *(附註2)*		0.15%
		30,000,000(L) *(附註2)*	13.54%

附註：

1. 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該325,000股股份由Cyber Generation Limited持有。Cyber Generation Limited由錦興集團有限公司間接全資控制。而該30,000,000股股份指由錦興集團有限公司間接全資控制之Cross Profit Capital Limited持有之30,000,000港元可按1.00港元轉換之可換股可贖回票據全部獲轉換後發行之股份。

(L) 指好倉

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上。

4. 服務合約

董事與本集團成員公司之間概無訂立任何任期超過一年或不可以由僱主於一年內終止而毋須付款補償（法定補償除外）之服務合約。

(c) 於最後實際可行日期於相聯法團之股份之實益權益及淡倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	樂爵士娛樂國際有限公司（前稱福和貿易有限公司）	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團（定義見證券及期貨條例第XV部）任何股份、有關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉），或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

(d) 董事於資產及／或安排之權益

於最後實際可行日期，自二零零五年十二月三十一日（本公司最近期刊發之經審核綜合賬目之結算日）以來，各董事概無與本集團任何成員公司買賣或租賃或建議買賣或租賃之任何資產中擁有任何直接或間接權益。

於最後實際可行日期，各董事於目前仍然生效且與本集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

3. 主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及有關股份中，擁有依據證券及期貨條例第

3. 該118,579,289股股份當中，1,445,719股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(L)　指好倉

(b) 於最後實際可行日期於本公司股本衍生工具之有關股份之實益權益及淡倉：

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價港幣元
李永森先生	二零零一年八月十日	5,506,050(L)	二零零一年九月十六日至二零零七年九月十五日	1.6610
	二零零二年九月二十四日	64,064(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
李文輝先生	二零零一年五月二十八日	629,262(L)	二零零一年六月二十九日至二零零七年六月二十八日	1.6610
	二零零一年八月十日	5,506,050(L)	二零零一年九月十六日至二零零七年九月十五日	1.6610
	二零零一年八月二十九日	78,657(L)*	二零零一年九月三十日至二零零七年九月二十九日	1.6610
	二零零二年九月二十四日	2,215,928(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
李文彬先生	二零零二年六月四日	314,631(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	143,000(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
孫志冲先生	二零零一年一月十八日	40,901(L)	二零零一年三月六日至二零零七年三月五日	1.6610
	二零零一年八月十日	157,315(L)	二零零一年九月十九日至二零零七年九月十八日	1.6610
	二零零二年六月四日	629,262(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	200,200(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
余金霞女士	二零零一年八月二十九日	78,657(L)	二零零一年九月三十日至二零零七年九月二十九日	1.6610
李卓民先生	二零零二年六月四日	220,241(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	1,144(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
陳文生先生	二零零二年六月四日	220,241(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	1,144(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000

(L)　指好倉

*　*包括授予李文輝先生之配偶之認股權。*

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

2. 董事於證券之權益

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、有關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於最後實際可行日期於股份之實益權益及淡倉：

	股份數目			
董事	**個人權益**	**家族權益**	**公司權益**	**總計**
李文輝先生	3,556,438(L)	673,873(L) *(附註1)*	117,133,570(L) *(附註2)*	121,363,881
李文彬先生	471,900(L)	–	118,579,289(L) *(附註2及3)*	119,051,189
余金霞女士	5,209,716(L)	–	117,133,570(L) *(附註2)*	122,343,286
孫志冲先生	47,190(L)	–	–	47,190
李卓民先生	–	–	1,920,200(L) *(附註4)*	1,920,200

附註：

1. 該673,873股股份由李文輝先生之配偶何秀月女士擁有。

2. 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 勵安於二零零六年六月三十日之資產淨值為約39,755,000港元，相當於勵安之公平值。根據日期為二零零六年十月十五日之股份交換協議，貴集團將向Xact售出39%之勵安股份(約相當於15,504,000港元)。由於將不會收取任何代價，故該出售在貴集團賬目上將視為產生同一金額之虧損。

3. 貴集團及Adamczyk先生出售勵安股份予Xact後，Xact將持有勵安49%之股權。參考勵安於二零零六年六月三十日之資產淨值，該49%勵安股權之價值將相等於約19,480,000港元。由於Xact之唯一資產將為勵安之49%股權，Xact於二零零六年六月三十日之資產淨值將相等於約19,480,000港元。

   根據日期為二零零六年七月十五日之股份交換協議，貴集團將無償獲得Xact之40%股權以換取上述出售勵安。因此，此項換股交易將產生視作負商譽約7,792,000港元。完成此項換股交易時，貴集團將擁有於聯營公司之權益，由於並無支付代價，即於Xact之40%股權並無賬面值。

	貴集團於二零零六年六月三十日	Xact於二零零六年六月三十日	小計於二零零六年六月三十日	備考調整			經擴大集團
	千港元	千港元	千港元	千港元 (附註1)	千港元 (附註2)	千港元 (附註3)	千港元
直接與分類為持作出售之非流動資產有關之負債	124,768	–	124,768	–	–	–	124,768
	397,045	15,977	413,022	(15,977)	–	–	397,045
流動資產／(負債)淨值	37,466	(15,962)	21,504	15,962	–	–	37,466
總資產減流動負債	356,476	(15,962)	340,514	15,962	–	–	356,476
非流動負債							
可換股貸款票據	29,950	–	29,950	–	–	–	29,950
一年後到期之融資租賃債務	289	–	289	–	–	–	289
一年後到期之貸款	10,670	–	10,670	–	–	–	10,670
應付一間關聯公司款項	5,346	–	5,346	–	–	–	5,346
遞延稅項負債	21,152	–	21,152	–	–	–	21,152
	67,407	–	67,407	–	–	–	67,407
資產／(負債)淨值	289,069	(15,962)	273,107	15,962	–	–	289,069
權益							
貴公司權益持有人應佔資本及儲備							
股本	221,615	106	221,721	(106)	–	–	221,615
儲備	63,520	(16,068)	47,452	16,068	(15,504)	7,792	55,808
	285,135	(15,962)	269,173	15,962	(15,504)	7,792	277,423
少數股東權益	3,934	–	3,934	–	15,504	(7,792)	11,646
總權益	289,069	(15,962)	273,107	15,962	–	–	289,069

附註：

1. 根據二零零六年七月十五日訂立之股份交換協議，於完成之日或之前，Xact應無資產或負債。根據上述股份交換協議，可換股票據之持有人應已將該等金額達7,696,000港元及其應計利息871,000港元轉換為Xact股本中5,029,339股股份。承付票據之持有人應已將該承付票據轉換為合共16,600,000股Xact股份。該調整代表可換股票據之轉換、承付票據之清償及Xact其他資產、負債以及購入前虧損之抵銷。

由於經擴大集團之未經審核備考綜合資產負債表僅作為說明目的而編製，基於其性質使然，其可能未能真實全面地反映於其編製日期或任何未來日期經擴大集團之財政狀況。

	貴集團 於 二零零六年 六月三十日 千港元	Xact 於 二零零六年 六月三十日 千港元	小計 於 二零零六年 六月三十日 千港元	備考調整 千港元 (附註1)	 千港元 (附註2)	 千港元 (附註3)	經擴大集團 千港元
非流動資產							
投資物業	181,452	–	181,452	–	–	–	181,452
物業、廠房及設備	120,180	–	120,180	–	–	–	120,180
商譽	2,479	–	2,479	–	–	–	2,479
聯營公司權益	8,072	–	8,072	–	–	–	8,072
可供出售金融資產	527	–	527	–	–	–	527
遞延稅項資產	6,300	–	6,300	–	–	–	6,300
	319,010	–	319,010	–	–	–	319,010
流動資產							
存貨	133,772	–	133,772	–	–	–	133,772
持作出售物業	24,851	–	24,851	–	–	–	24,851
貿易往來及其他應收賬款	87,276	–	87,276	–	–	–	87,276
應收聯營公司款項	7,737	–	7,737	–	–	–	7,737
以公平值計入損益之金融資產	20	–	20	–	–	–	20
現金及銀行結存	8,717	15	8,732	(15)	–	–	8,717
	262,373	15	262,388	(15)	–	–	262,373
持作出售之非流動資產	172,138	–	172,138	–	–	–	172,138
	434,511	15	434,526	(15)	–	–	434,511
流動資產							
貿易往來及其他應付賬款	126,359	871	127,230	(871)	–	–	126,359
司法索償撥備	30,656	–	30,656	–	–	–	30,656
應付發票	25,685	–	25,685	–	–	–	25,685
承付票據	–	7,410	7,410	(7,410)	–	–	–
應付稅項	182	–	182	–	–	–	182
應付關連公司款項	2,544	–	2,544	–	–	–	2,544
一年內到期之融資租賃債務	85	–	85	–	–	–	85
一年內到期之貸款	86,766	–	86,766	–	–	–	86,766
可換股票據	–	7,696	7,696	(7,696)	–	–	–
	272,277	15,977	288,254	(15,977)	–	–	272,277

經擴大集團之未經審核備考財務資料說明

以下為經擴大集團之未經審核備考財務資料，猶如交換事項已於二零零六年六月三十日完成之未經審核備考綜合資產負債表。隨附之經擴大集團之未經審核備考財務資料乃為反映　貴公司收購Xact之優先可換股(可轉換為合共67,057,843股Xact股份)之影響而編製。作為收購Xact股份之代價，　貴公司將把　貴公司一間附屬公司勵安有限公司已發行股本之39%售予Xact。

隨附之經擴大集團之未經審核備考財務資料僅作為說明目的而編製，並以若干假設、估計、不明朗因素及目前所掌握之其他財務資料為依據，鑑於其假定性質，可能未能真實全面地反映倘若交換事項於本文件所述日期發生，經擴大集團應可實現之實際財政狀況或財務業績；此外，隨附之經擴大集團未經審核備考財務資料亦並非旨在預測經擴大集團日後之財政狀況或經營業績。

經擴大集團之未經審核備考財務資料應與附錄二列載之Xact會計師報告及附錄一列載之　貴集團過往財務資料以及本通函其他地方列載之其他財務資料一併理解，始屬完備。

經擴大集團之未經審核備考財務資料

下表列出假設交換收購事項已於二零零六年六月三十日完成之經擴大集團之未經審核備考綜合資產負債表。該未經審核資料乃以　貴集團截至二零零六年六月三十日止期間之未經審核簡明綜合財務報表，及本通函附錄二列載之Xact經審核財務資料為基準。該等資料已作調整以反映收購事項之影響。

意見

吾等認為：

- 備考財務資料已經 貴公司董事遵照所述基準妥為編製；
- 有關基準與 貴集團之會計政策一致；及
- 根據上市規則第4.29(1)條披露備考財務資料而言，有關調整屬恰當。

此 致

和記行(集團)有限公司董事
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

國衛會計師事務所
英國特許會計師
香港執業會計師
謹啟

二零零六年十一月十日

根據上市規則第4.29(7)段之規定，吾等之責任是對備考財務資料作出意見並向　閣下報告。關於吾等就用於編製備考財務資料之財務數據曾出具之任何其他報告，除了對獲發該等報告之人士在該報告發出日期應負之責任外，吾等並不承擔任何其他責任。

意見之基礎

吾等依照香港會計師公會發出之香港投資通函申報委聘準則第300號「投資通函內有關備考財務資料之會計師報告」開展委託工作。吾等之工作主要包括比較未經調整之財務資料及其原始文檔、考慮支持各項調整之相關憑證，以及與　貴公司董事討論備考財務資料。此項委託工作並不涉及對任何相關財務資料進行獨立審查。

吾等計劃及執行工作以取得吾等認為必要之資料及解釋為目標，以取得足夠憑證，合理確保備考財務資料已由　貴公司董事遵照所述基準妥為編製，該等基準乃與　貴集團之會計政策一致，以及有關調整對根據上市規則第4.29(1)段披露備考財務資料而言屬恰當。

吾等執行工作時並未依據美利堅合眾國普遍採用之核數準則或其他準則及慣例，或公眾公司會計監督管理委員會(美國)之核數準則，因此不應假設吾等之工作已根據該等準則履行而予以依賴。

備考財務資料僅為說明目的而編製，並以　貴公司董事之判斷及假設為依據。基於其假設性質，其對日後將發生之事件不提供任何確定或指示，亦不反映經擴大集團於二零零六年六月三十日或任何未來日期之財政狀況。

以下為英國特許會計師、香港執業會計師國衛會計師事務所編製純粹為供載入本通函而發出的函件全文。


HLB

國衛會計師事務所
Hodgson Impey Cheng

特許會計師
執業會計師

香港
中環畢打街11號
置地廣場
告羅士打大廈31樓

敬啟者：

吾等謹此對和記行（集團）有限公司（「貴公司」）及其附屬公司（以下統稱「貴集團」）與Xact Aid, Inc.（「Xact」）（以下與　貴集團一併統稱「經擴大集團」）載於　貴公司就收購Xact之727,273股優先可換股（「優先可換股」）（可轉換為合共67,057,843股Xact股份）（「交換事項」）而於二零零六年十一月十日刊發之通函（「通函」）附錄三第152頁至第155頁「經擴大集團之未經審核備考財務資料」（「備考財務資料」）作出報告。備考財務資料乃由　貴公司董事編製，其目的僅為說明用途，旨在就交換事項（將引致形成經擴大集團）對通函附錄三內呈報之相關財務資料可能產生之影響提供資料。

貴公司董事及申報會計師各自之責任

貴公司董事會獨自負責根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4.29段及香港會計師公會（「香港會計師公會」）發出之會計指引第7條「編製供載入投資通函內之備考財務資料」之規定編製備考財務資料。

發行及在市場流通之股本中之39%權益及10%權益。作為收購勵安已發行及在市場流通股本中49%權益之代價，Xact將向Corich及Adamczyk先生及／或其代名人發行合共972,728股A類可換股優先股（可轉換為合共89,689,881股Xact之普通股），相當於Xact按全面攤薄基準計之已在市場流通普通股之53.5%。

協議完成之先決條件包括但不限於：(1) Xact之可換股票據（「票據」）中本金總額7,800,000港元（1,000,000美元）之持有人將票據轉換為Xact之受限制普通股；(2) 持有Xact之可贖回有抵押票據本金額7,410,000港元（950,000美元）之持有人Edward W Withrow, III先生（Xact之關聯人士）將該等數額之票據轉換為Xact之受限制普通股；(3) Corich、Adamczyk先生及勵安均須獲得所有監管、股東及其他方之必要同意、批准及授權以完成協議下預計進行之交易；(4) Fred De Luca先生及Federico Cabo先生均已將其股票連同所規定之授權書一併交回Xact，以註銷合共9,000,000股已發行及在市場流通之Xact普通股，及；(5) Xact於交易完成時並無資產或負債，致使於交易完成時或之前Xact會將其所有資產及負債轉讓予一名或以上之第三方人士。

於二零零六年八月九日，Fred De Luca先生及Federico Cabo先生之9,000,000股已發行及在市場流通之Xact普通股被註銷。

於二零零六年八月，根據協議發行合共1,533,973股優先股。

於二零零六年九月，7,410,000港元之承付票據轉換為Xact之16,600,000股普通股。

於二零零六年九月，可換股票據透過發行5,029,339股Xact之普通股而被轉換。

B.　結算日後財務報表

並無就二零零六年六月三十日後之任何期間為Xact編製任何經審核財務報表。

此　致

和記行（集團）有限公司董事
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

國衛會計師事務所
英國特許會計師
香港執業會計師
謹啟

二零零六年十一月十日

(c) 截至二零零六年六月三十日止年度，年內並無重大關聯人士交易。

(d) **主要管理人員補償**

	二零零四年四月十九日（註冊成立日期）至二零零四年六月三十日	截至六月三十日年度	
		二零零五年	二零零六年
	港元	*港元*	*港元*
短期僱員福利	—	374,400	—

28. 或然負債

於上述有關期間，Xact並無或然負債。

29. 主要非現金交易

於有關期間，Xact進行下列主要非現金交易：

(a) 於二零零四年十一月十五日，Xact按照Xact與Addison-Davis（關聯公司）訂立之資產銷售及轉讓協議，向Addison-Davis購入輕傷急救產品線。作為收購資產之部分代價，Xact同意向Addison-Davis發行2,000,000股Xact之普通股。

(b) 於二零零五年四月，Xact向其當時之行政總裁兼董事Federico G. Cabo先生發行3,000,000股普通股，作為僱傭協議訂明之酬勞，價值為23,400港元。

(c) 於二零零五年四月，Xact就已收取之專業服務發行400,000股普通股。

(d) 於二零零五年四月，Xact當時之董事Robert G. Pautsch先生獲發行500,000股普通股，作為已收取顧問服務之報酬。

(e) 於二零零五年四月，根據Xact之原任秘書及董事Fred De Luca先生與Xact訂立之顧問協議，Fred De Luca先生獲發行600,000股普通股。

(f) 於二零零六年四月，Xact就獲得之專業服務發行1,702,500股普通股。

(g) 根據大多數股東於二零零六年三月一日發出之書面同意（代替召開股東特別大會），Xact對其公司章程進行修訂：批准100,000,000股每股面值0.001美元（相當於每股面值0.0078港元）之優先股。此項修訂於二零零六年四月七日生效。

(h) 根據二零零六年四月七日之經修訂組織章程細則，每份優先股可以轉換為92.2045股Xact之普通股（可就股份拆細、重組、資本重整作出慣常調整）。

(i) 作為有關購買待批准專利權之一部分代價，Xact向賣方承擔金額約為7,410,000港元之承付票據。承付票據為無抵押、每年6.5%利息及已於二零零六年九月透過向賣方發行16,600,000股Xact之普通股而清償。

30. 結算日後事項

於二零零六年七月十五日，Xact與Xact之董事Fred De Luca先生、Corich Enterprises, Inc.（「Corich」）、Herbert Adamczyk先生（「Adamczyk先生」）及勵安有限公司（「勵安」）訂立股份交換協議（「協議」）。根據協議之條款，Corich和Adamczyk先生作為賣方向Xact出售勵安已

26. 每股虧損

每股基本虧損乃根據截至二零零四年、二零零五年及二零零六年六月三十日止期間／年度Xact股權持有人應佔虧損分別505,435港元、5,981,685港元及12,155,968港元以及於有關期間1,000股、1,984,333股及12,184,750股加權平均已發行普通股計算。

每股攤薄虧損之計算並無假設於有關期間出現可換股票據轉換，原因為可換股票據之行使將降低每股虧損。

27. 重大關聯人士交易

主要管理人員

除於財務資料其他部分已披露之外，Xact與關聯人士作出如下安排：

(a) 截至二零零四年六月三十日止期間

截至二零零四年六月三十日止期間，Xact就營運開支從其股東Addison-Davis（前稱QT 5, Inc）收取一項墊款。於二零零四年六月三十日，應付Addison-Davis之結餘為2,921,855港元。

(b) 截至二零零五年六月三十日

(i) Xact向其前股東Addison-Davis（前稱QT 5, Inc）墊付資金。該等墊款附6%年利率計息，而本金額及應計利息須於要求時償還。

(ii) 於二零零四年十月，Xact從其前母公司Addison-Davis向Xact一名董事兼公司秘書Fred De Luca先生承擔一項金額為68,000美元（相等於530,400港元）之票據。票據按6%年利率計息，而本金額及應計利息須於要求時償還。於二零零五年六月三十日，此項票據之剩餘結餘為43,000美元（相等於335,400港元）。Fred De Luca先生已放棄直至二零零五年六月三十日止之累積利息。

(iii) 於二零零四年十一月十五日，Xact按照Xact與Addison-Davis（關聯公司）訂立之資產銷售及轉讓協議，向Addison-Davis購入輕傷急救產品線。作為收購資產之部分代價，Xact同意向Addison-Davis發行2,000,000股Xact普通股。

(iv) 於二零零五年四月，Xact向Xact之行政總裁兼董事Federico G. Cabo先生發行3,000,000股普通股，作為其僱傭協議下價值為3,000美元（相等於23,400港元）之補償（或每股0.001美元，即普通股於發行日之市值）。

(v) 於二零零五年四月，Xact向Xact之公司秘書兼董事Fred De Luca先生發行6,000,000股普通股，作為價值為6,000美元（相等於46,800港元）之諮詢協議之補償（或每股0.001美元，即普通股於發行日之市值）。

(vi) 於二零零五年四月，Xact向Xact之董事Robert G. Pautsch先生發行500,000股普通股，作為價值為500美元（相等於3,900港元）之諮詢協議之補償（或每股0.001美元，即普通股於發行日之市值）。

23. 融資成本

	自二零零四年四月十九日（註冊成立日期）至二零零四年六月三十日止之期間	截至六月三十日止年度	
		二零零五年	二零零六年
	港元	港元	港元
須於五年內全數償還之可換股票據之利息	–	370,339	780,000
須於五年內全數償還予一間關聯公司之款項之利息	–	18,287	5,072
承付票據之利息	–	–	240,825
	–	388,626	1,025,897

24. 稅項

即期稅項

Xact於本期間在香港概無根據適用之規則及規例擁有產生稅項之應課稅溢利，故並無就香港利得稅作出撥備。

Xact於本期間在美國概無根據適用規則及規例擁有產生稅項之應課稅收入，故並無就美國所得稅作出撥備。

期內／年度支出與收益表內之除稅前虧損對賬如下：

	二零零四年四月十九日（註冊成立日期）至六月三十日期間		截至六月三十日止年度			
			二零零五年		二零零六年	
	港元	%	港元	%	港元	%
除稅前虧損	(505,435)		(5,981,685)		(12,155,968)	
按適用稅率計算的應課稅款	(175,902)	(35.0)	(2,093,589)	(35.0)	(4,254,588)	(35.0)
釐定應課稅溢利時無需課稅之收入之預計稅務影響	–	–	(16,273)	(0.3)	(7,474)	(0.1)
釐定應課稅溢利時不可扣減之開支之預計稅務影響	175,902	35.0	2,109,862	35.3	4,262,062	35.1
本年度稅務開支	–	–	–	–	–	–

遞延稅項

由於Xact資產及負債之稅基與彼等在財務報表之賬面值並無重大之臨時性差異，故並無作出遞延稅項撥備。

25. 股息

董事並不建議就截至二零零四年、二零零五年及二零零六年六月三十日止期間／年度支付任何股息。

22. 僱員福利開支

(a) Xact董事酬金

自二零零四年四月十九日(註冊成立日期)至二零零四年六月三十日止之期間、截至二零零五年及二零零六年六月三十日止年度，每名Xact董事之酬金分別列載如下：

	基本薪金 *港元*	董事袍金 *港元*	合計 *港元*
二零零四年			
執行董事			
Federico G. Cabo	–	–	–
Fred De Luca	–	–	–
	–	–	–
二零零五年			
執行董事			
Federico G. Cabo *(附註(i))*	–	374,400	374,400
Robert G. Pautsch *(附註(ii))*	–	–	–
Fred De Luca	–	–	–
	–	374,400	374,400
二零零六年			
執行董事			
Federico G. Cabo	–	–	–
Robert G. Pautsch	–	–	–
	–	–	–

附註

(i) Federico G. Cabo先生於二零零五年九月二十日辭任。

(ii) Robert G. Pautsch先生於二零零五年四月二十一日獲委任。

(b) 最高薪酬人士

於有關期間，僱員福利開支僅包括支付予董事Federico G. Cabo先生之374,400港元。

(c) 於有關期間，Xact概無向以上任何董事或最高薪酬人士支付酬金作為加入Xact之獎勵或失去職位之補償。

18. 分類資料

由於Xact除計劃主要業務之外自註冊成立以來並無主要業務活動，因此並無呈列業務分析及分類報告資料，如分類業績、資產、負債和其他資料。此外，Xact之資產及負債於所呈報的所有年份及期間全部位於美國，因此並無披露地區分部料資。

19. 營業額

於有關期間，Xact並無錄得任何營業額。

20. 其他收入

	自二零零四年四月十九日（註冊成立日期）至二零零四年六月三十日止之期間	截至六月三十日止年度	
		二零零五年	二零零六年
	港元	*港元*	*港元*
利息收入	–	46,495	21,355

21. 經營虧損

經營虧損乃於扣除下列項目後列賬：

	自二零零四年四月十九日（註冊成立日期）至二零零四年六月三十日止之期間	截至六月三十日止年度	
		二零零五年	二零零六年
	港元	*港元*	*港元*
核數師酬金	–	64,545	83,959
僱員福利 *(附註22)*	–	374,400	–
出售物業、廠房及設備之虧損	–	44,374	–

15. 融資租賃債務

Xact以融資租賃方式租用其電腦設備，剩餘租賃期為兩年。

根據融資租賃下未來最低租金付款總額及其現值如下：

	最低租金付款			最低租金付款之現值		
	二零零四年	二零零五年	二零零六年	二零零四年	二零零五年	二零零六年
	港元	港元	港元	港元	港元	港元
應付款項：						
一年內	40,154	–	–	36,660	–	–
第二至第五年（包括首尾兩年）	–	–	–	–	–	–
最低融資租賃付款總額	40,154	–	–	36,660	–	–
未來融資費用	(3,494)	–	–			
應付融資租賃淨額總計	36,660	–	–			
列作流動負債	36,660	–	–			
長期部分	–	–	–			

16. 承付票據

	於六月三十日		
	二零零四年	二零零五年	二零零六年
	港元	港元	港元
承付票據	–	–	7,410,000

於二零零五年十二月，作為有關購買待批准專利權之部分代價，Xact向賣方發出一份金額約為7,410,000港元之承付票據。承付票據為無抵押、每年6.5%利息及已於二零零六年九月透過向賣方發行16,600,000股Xact普通股而清償。

17. 應付一名股東之款項

應付一名股東之款項為無抵押、免息及無固定還款期。

13. 可換股票據

於二零零四年十一月九日，Xact與若干認可機構投資者就發行本金額7,800,00港元之10%可贖回可換股票據(「可換股票據」)訂立協議。可換股票據於二零零五年六月三十日及二零零六年六月三十日賬面值分別為7,391,324港元及7,695,748港元，到期日為自可換股票據發行之日起兩年，即二零零六年十月八日。本金及利息於可換股票據到期日支付。

可換股票據持有人有權於兩年期內將可換股票據之本金轉換為Xact之普通股，轉換價格相當於1.60港元(0.19美元)。

根據香港會計準則第32號，已發行之可換股票據分為負債部分及權益部分。負債部分之公平值包括長期負債，乃使用同等非可換股債券之市場利率計算。其餘部分指權益轉換部分，乃列入股東權益內稱為可換股票據儲備之項目下。

於二零零五年及二零零六年六月三十日，可換股票據負債部分之公平值分別約為7,391,324港元及7,695,748港元。該公平值乃使用按10%借貸率釐定之利率折算現金流量計算。

可換股票據之利息支出乃透過對負債部分應用10%之實際利率，使用實際利息法計算。

由於用作計算可換股票據負債部分公平值之實際利率相等於可換股票據之票息率為10%，故可換股票據之公平值相等於可換股票據之面額。因此，於二零零五年及二零零六年六月三十日，可換股票據之權益部分為零。

	截至六月三十日		
	二零零四年	二零零五年	二零零六年
	港元	*港元*	*港元*
於二零零四年十一月九日發行之可換股票據之面額	–	7,800,000	7,800,000
權益部分	–	–	–
於二零零四年十一月九日初步確認時之負債部分	–	7,800,000	7,800,000
交易成本	–	(408,676)	(104,252)
於二零零四年十一月九日初步確認時之攤銷成本	–	7,391,324	7,695,748
利息支出	–	370,339	780,000
應付利息	–	(370,339)	(780,000)
可換股債券之負債部分	–	7,391,324	7,695,748

14. 應計費用

	於六月三十日		
	二零零四年	二零零五年	二零零六年
	港元	*港元*	*港元*
應計費用	3,091	702,426	871,164

應計費用之賬面值與其公平值相若。

(f) 於二零零五年四月，根據Xact之原任秘書及董事Fred De Luca先生與Xact訂立之顧問協議，Fred De Luca獲發行600,000股普通股。

(g) 於二零零六年四月，Xact就獲得之專業服務發行1,702,500股普通股。

(h) 根據大多數股東於二零零六年三月一日發出之書面同意（代替召開股東特別大會），Xact對其公司章程進行修訂，批准100,000,000股每股面值0.001美元（相當於每股面值0.0078港元）之優先股。此項修訂於二零零六年四月六日生效。

(i) 根據二零零六年四月六日之經修訂組織章程細則，每股優先股可以轉換為1,433,631股Xact之普通股（可就股份拆細、重組、資本重整作出慣常調整）。

12. 儲備

	股份溢價 *港元*	累計虧損 *港元*	合計 *港元*
發行股份	772	–	772
期內虧損	–	(505,435)	(505,435)
於二零零四年六月三十日及二零零四年七月一日之結餘	772	(505,435)	(504,663)
就購入存貨發行股份產生的股份溢價 *(附註(a))*	140,400	–	140,400
本年度虧損	–	(5,981,685)	(5,981,685)
於二零零五年六月三十日及二零零五年七月一日之結餘	141,172	(6,489,120)	(6,345,948)
就所收取之服務發行股份產生的股份溢價 *(附註(b))*	2,433,970	–	2,433,970
本年度虧損	–	(12,155,968)	(12,155,968)
於二零零六年六月三十日之結餘	2,575,142	(18,643,088)	(16,067,946)

附註：

(a) 於二零零四年十一月十五日，Xact按照Xact與該公司股東Addison-Davis訂立之資產出售及轉讓協議，向Addison-Davis購買輕傷急救產品線。Xact同意向Addison-Davis發行2,000,000股普通股，作為所收購資產的部分代價。

(b) 於二零零六年四月，Xact就獲提供之專業服務發行1,702,500股普通股。

(c) 董事認為，於二零零四年、二零零五年及二零零六年六月三十日，Xact並無任何儲備可供分派予股東。

11. 股本

	普通股數目			金額		
	二零零四年	二零零五年	二零零六年	二零零四年 *港元*	二零零五年 *港元*	二零零六年 *港元*
法定股本：						
每股面值為0.001美元之普通股（相當於每股面值0.0078港元）						
於六月三十日之結餘	100,000,000	100,000,000	100,000,000	780,000	780,000	780,000
每股面值0.001美元（相當於每股面值0.0078港元）之優先股						
截至六月三十日之結餘 *（附註h及i）*	–	–	100,000,000	–	–	780,000
已發行及繳足股本：						
期初／年初	–	1,000	11,901,000	–	8	92,828
於註冊成立時配發及發行新股 *（附註a）*	1,000	–	–	8	–	–
就購入存貨發行新股 *（附註b）*	–	2,000,000	–	–	15,600	–
就僱員提供之服務發行新股 *（附註c）*	–	3,000,000	–	–	23,400	–
就已獲取之專業服務發行新股 *（附註d）*	–	400,000	–	–	3,120	–
就一名董事提供之服務發行新股 *（附註e）*	–	500,000	–	–	3,900	–
就一位關聯人士提供之服務發行新股 *（附註f）*	–	6,000,000	–	–	46,800	–
就已獲取之服務發行新股 *（附註g）*	–	–	1,702,500	–	–	13,279
於六月三十日之結餘	1,000	11,901,000	13,603,500	8	92,828	106,107

附註：

(a) 於二零零四年四月三十日，於美國特拉華州註冊成立之法團Addison-Davis獲配發及發行1,000股普通股，代價為100美元（相等於780港元）。

(b) 於二零零四年十一月十五日，Xact按照Xact與Addison-Davis（關聯公司）訂立之資產銷售及轉讓協議，向Addison-Davis購入輕傷急救產品線。作為收購資產之部分代價，Xact同意向Addison-Davis發行2,000,000股普通股。

(c) 於二零零五年四月，Xact向其當時之行政總裁兼董事Federico G. Cabo先生發行3,000,000股普通股，作為僱傭協議訂明之酬勞，價值為3,000美元（相等於23,400港元）。

(d) 於二零零五年四月，Xact就已收取之專業服務發行400,000股普通股。

(e) 於二零零五年四月，Xact當時之董事Robert G. Pautsch先生獲發行500,000股普通股，作為已收取顧問服務之報酬。

10. 應收關聯公司之款項

應收關聯公司之款項詳情如下：

	於六月三十日		
關聯公司名稱	二零零四年 *港元*	二零零五年 *港元*	二零零六年 *港元*
Addison-Davis Diagnostics, Inc (「Addison-Davis」)	–	876,307	–

	於六月三十日		
	二零零四年 *港元*	二零零五年 *港元*	二零零六年 *港元*
最高借項結餘	–	876,307	–

Fred De Luca先生及Federico G. Cabo先生為Addison-Davis之董事。

應收關聯公司之款項為無抵押、免息及須於要求時還款。

7. 無形資產

	尚待批准之專利權
	港元
成本：	
於二零零四年四月十九日（註冊成立日期）及二零零四年六月三十日	–
添置	7,410,000
出售	(7,410,000)
於二零零五年及二零零六年六月三十日	–
累計折舊：	
於二零零四年四月十九日（註冊成立日期）及二零零四年六月三十日	–
年內扣除	–
於二零零五年及二零零六年六月三十日	–
賬面淨值：	
於二零零六年六月三十日	–
於二零零五年六月三十日	–
於二零零四年六月三十日	–

8. 預付款項及按金

	於六月三十日		
	二零零四年	二零零五年	二零零六年
	港元	*港元*	*港元*
預付款項	–	149,661	–
按金	1,755	1,755	–
	1,755	151,416	–

預付款項及按金之賬面值與其公平值相若。

9. 存貨

	於六月三十日		
	二零零四年	二零零五年	二零零六年
	港元	*港元*	*港元*
製成品	1,314	334,608	–

於二零零四年、二零零五年及二零零六年六月三十日，存貨之賬面值乃按成本列賬。

(e) **可換股票據之計算**

發行可換股票據時，負債部分之公平值乃使用等同級數可換股票據之市值釐定。此金額按攤銷成本基準記錄為長期負債，直至票據被兌換或贖回時為止。所得款項之其餘部分分配至兌換選擇權，於扣除交易成本後確認及計入在股東權益內。負債部分及權益部分之拆分須對市場利率作出估計。

6. 物業、廠房及設備

	辦公室設備 *港元*
成本：	
於二零零四年四月十九日(註冊成立日期)	–
添置	46,308
於二零零四年六月三十日	46,308
出售	(46,308)
於二零零五及二零零六年六月三十日	–
累計折舊：	
於二零零四年四月十九日(註冊成立日期)	–
本期扣除	1,934
於二零零四年六月三十日	1,934
出售撥回	(1,934)
於二零零五及二零零六年六月三十日	–
賬面淨值：	
於二零零六年六月三十日	–
於二零零五年六月三十日	–
於二零零四年六月三十日	44,374

(e) 公平值估計

於活躍市場並無買賣之金融工具之公平價值乃採用估計技巧釐定。Xact採用多項方法及根據於每個結算日存在之市場情況作出之假設。長期債務則採用類似工具之市場報價或交易商報價。其他技巧(例如估計貼現現金流量)乃用作釐定其餘金融工具之公平價值。

貿易應收賬款及貿易應付賬款之賬面值扣除估計信貸調整乃假設與其公平價值相若。就披露而言，金融負債之公平價值乃以未來合約之現金流量按Xact於類似金融工具可獲得之現行市場利率貼現估計。

5. 關鍵會計估計及判斷

遵照香港財務報告準則編製財務資料要求董事作出估計及假設，該等估計及假設會影響資產及負債於財務報表日期之呈報金額以及期內之收益及開支。未來事件及其影響不能絕對肯定地予以確定；因此，確定估計需進行判斷。實際結果將不可避免地不同於該等估計，且該等差異對財務資料而言或屬重大。董事持續對其估計及假設進行評估。該等估計及假設乃根據相信在當時環境下屬合理之過往經驗及其他因素作出。可能引致對資產及負債於下一財政年度之賬面金額作出重大判斷之重大風險之估計及假設論述如下。

(a) 資產減值評估

董事定期就可能出現只減值或先前已確認減值之回撥對各項資產進行檢討。通過將資產賬面金額與其公平值減銷售成本相比較計量資產是否可予收回。倘管理層認為該等資產將減值或不再會出現減值；減值或先前已確認減值之回撥按資產賬面金額超出資產之估計公平值減銷售成本之數額計量。

(b) 存貨撥備

當一項手頭存貨之預期可變現價值明顯低於其原成本，存貨之賬面值將按逐項基準減至其可變現淨值。某項存貨之估計可變現淨值降至低於成本時則從銷售成本中扣除。董事定期就該等價值下跌對存貨進行檢討。

(c) 所得稅

釐定所得稅撥備涉及對若干交易之未來稅務處理作出判斷。董事仔細評估交易之稅務問題並作出相應之稅項撥備。該等交易之稅務處理會定期進行重新審議，以考慮所有稅務法規變動。

(d) 物業、廠房及設備之可使用期限

根據香港會計準則第16號，Xact估計物業、廠房及設備之可使用期限以釐定入賬之折舊開支金額。可使用期限乃依據過去經驗、資產預期使用情況、資產磨損以及因該資產之市場需求或服務工率產生變化導致在技術變得過時而於收購資產時進行估計。Xact每年均會對可使用期限之假設是否仍然有效進行審閱。

4. 財務風險管理

Xact業務承受各種財務風險:市場風險(包括外匯風險、公平值利率風險及價格風險)、信貸風險、流動資金風險和現金流量及公平值利率風險等。Xact針對金融市場的不可預知性,務求盡量減低對其財務表現所帶來的潛在不利影響。

(a) 市場風險

(i) 外匯風險

Xact主要於美國營運,其大部分業務以美元列值,由此產生之外匯風險甚微。於資產負債表,業績及財務狀況由功能貨幣美元換算為呈報貨幣港元。由於美元與港元掛鈎,與該等換算有關之外匯風險亦甚微。

(ii) 公平值利率風險

Xact對其僱員、董事及供應商實行以股權結算、以股份為基礎之報酬計劃,作為收取貨品及服務之報酬。倘已收取貨品及服務之公平值不能可靠地計量,則其公平值將參考已授出股本工具之公平值計量,而後者會隨市場利率變動而發生波動。

(iii) 價格風險

由於Xact之營運資本並無重大價格變動,故其並不承受重大價格風險。

(b) 信貸風險

Xact之信貸風險乃由其他應收賬款引致。由於並無重大集中之其他應收賬款,所承受之信貸風險甚微。

(c) 流動資金風險

截至二零零四年、二零零五年及二零零六年六月三十日止年度,Xact之淨虧損分別為505,435港元、5,981,685港元及12,155,968港元。於二零零四年、二零零五年及二零零六年六月三十日,Xact之累計虧損分別為505,435港元、6,487,120港元及18,643,088港元。儘管如此,Xact之董事認為,Xact將能夠完成所建議之勵安有限公司及其附屬公司(從事汽車及汽車零件業務)收購,以產生足夠現金流支付其到期債務。就此而言,Xact之董事認為,Xact將擁有足夠之營運資金支持其可見未來之業務。

(d) 現金流量及公平值利率風險

Xact之公平值利率風險與定息應付票據與應付可換股票據有關。主要風險取決於應付票據及應付可換股票據利率與市場利率之間之利率差異。

(q) 或然負債

或然負債乃因過往事件可能產生之責任，而該等責任是否存在將僅由一件或多件非Xact所能完全控制之不確定未來事件有否發生而確定；亦可為因不大可能需要撥出經濟資源或責任之金額不能可靠地計量而未確認之因過往事件產生之現時責任。

或然負債不予確認，惟於財務報表附註內披露。倘撥出經濟資源之可能性出現變化而可能需要撥出經濟資源時，則或然負債確認為撥備。

(r) 關聯人士交易

倘一方有能力直接或間接控制另一方或對另一方之財務及營運決策施行重大影響，或直接或間接受另一方控制或其財務及營運決策受另一方重大影響，或Xact與該方受共同控制或共同之重大影響，則該等各方被視為有關連。關聯人士可為個人(即主要管理人員成員、重要股東及／或彼等之親屬)或其他實體，包括受本身為個人之Xact之關聯人士以及以Xact或任何本身為Xact關聯人士之實體之僱員為對象之僱用後福利計劃重大影響之實體。

當關聯人士之間發生資源或責任轉移時，交易被視為關連人士交易。

(m) 外幣

Xact之功能性貨幣為美元，即Xact營運所在之主要經營環境之貨幣。財務資料之呈報貨幣為港元。呈報貨幣乃有別於功能貨幣，因為港元與美元掛鈎，使用港元作為呈報貨幣不存在重大匯兑差額。

外幣交易按交易日之現行匯率換算。以外幣列值之貨幣資產及負債按結算日之匯率換算。任何因該換算政策產生之匯兑收益或虧損均於損益賬內處理。

功能貨幣並非呈報貨幣之實體之業績及財務狀況換算為呈報貨幣。資產及負債按結算日之收市匯率換算，收入及開支則按期內平均匯率換算。所產生之匯兑差額(如有)歸類為權益並轉為匯兑儲備。該等匯兑差額於業務出售期間確認為收入或開支。

(n) 可換股票據

可由持有人選擇轉換為股本之可換股票據(發行股份數目並不隨著其公平值變動而變動)乃作為複合金融工具入賬。於最初確認可換股票據之負債部分時乃按於最初確認時適用於無兑換選擇權之類似負債之適用市場利率折現未來利息及本金付款之現值計算。所得款項超出最初確認為負值部分金額之任何數額確認為權益部分。與發行複合金融工具有關之交易成本按所得款項分配比例分配至負債及權益部分。

負債部分隨後按已攤銷成本入賬。於收益表內就負債部分確認之利息開支按實際利率法計算。權益部分於可換股票據儲備內確認，直至票據獲轉換或贖回為止。

倘票據獲轉換，則可換股票據儲備連同負債部分於轉換時之賬面值轉撥至股本及股份溢價，作為已發行股份之代價。倘票據獲贖回，則可換股票據儲備直接轉至累計虧損。

(o) 租賃資產

凡租約條款訂明資產擁有權之絕大部分風險及回報轉嫁Xact之租賃，均列為融資租賃。按融資租賃持有之資產，按其公平值或最低租賃款項之現值之較低者予以資本化。相應對出租人所承擔之負債於資產負債表列作融資租賃債項。財務費用在相關租期從收益表扣除，以便就各會計期間尚欠債項結餘作出固定比率扣除。

所有其他租約則列為營業租賃，其年租乃按有關租約期限以直線法計入收益表。

(p) 撥備

當Xact因過往事件而承擔責任(法定或推定)，並可能需要撥出經濟利益履行責任，又能可靠地估計責任金額的情況下，則須確認撥備。倘貨幣之時間值屬重大，撥備按履行責任之預期開支之現值呈列。

(h) 收益確認

於經濟利益可能將流入Xact且收益能可靠地計量時按下列基準確認收益：

(i) 利息收入參照未償付本金並按適用利率按時累計；及

(ii) 其他收益於收取時確認。

(i) 所得稅

所得稅包括當期及遞延稅項。所得稅於收益表內確認，或倘其與於同一期間或不同期間之間在權益內確認之項目有關時則於權益內確認。

當期應繳稅項乃基於年內應課稅溢利計算，而應課稅溢利根據稅務機關設立之規則釐定當期應繳稅項。因為應課稅溢利不包括其他年度之應課稅收入或可扣減開支項目，並且亦不包括永遠不應課稅之收入及不可扣減之開支項目，故其不同於收益表內呈報之純利。

遞延稅項根據資產及負債之計稅基準與其就財務報表範疇內之賬面金額之間於結算日之所有臨時性差異按負債法撥備。遞延稅項負債乃就所有應課稅臨時性差異予以確認。

遞延稅項資產乃就所有可扣減臨時性差異、未使用稅項資產結轉及未使用稅項虧損予以確認，惟須在估計未來有足夠的應課稅溢利足以沖抵可扣減臨時性差異、未使用稅項資產結轉及未使用稅項虧損的範圍下，方會予以確認。

遞延稅項資產及負債乃根據於結算日已頒佈或已基本頒佈之稅率及稅法按預期適用於變現資產或償還負債期間之稅率計量。

(j) 借貸成本

借貸成本於產生期間於損益賬內支銷，惟倘彼等由直接與收購、興建或生產一項必須經過長時間方可用作擬定用途或出售之資產有關而資本化者則作別論。

(k) 僱員福利

薪金、花紅、有薪年假、假期旅費及Xact非貨幣福利成本於僱員向Xact提供有關服務之年度內累計。倘付款或結算延後且影響重大，該等金額按其現值呈列。

(l) 以股份為基礎之支付

Xact對其僱員、董事及供應商實行以股權結算、以股份為基礎之報酬計劃，作為收取貨品及服務之報酬。

以授出Xact股份換取所收取之貨品及服務之公平值經參考所收取貨品及服務之公平值於損益賬內確認為開支，惟其公平值不能可靠地估計時則除外。倘所收取貨品及服務之公平值不能可靠地計量，則參考授出股本工具之公平值在權益內作相應增加。

3. 持至到期之投資

持至到期之投資乃固定或可釐定付款、擁有固定到期日，並且Xact之管理層有正面意願和能力持有至到期之非衍生金融資產。

4. 可供出售金融資產

可供出售金融資產為分類為此一類別或並未分類為任何其他類別之非衍生金融工具。此等資產乃列入非流動資產，除非管理層擬於結算日起計未來十二個月內出售該等投資則除外。

購買及出售投資乃於交易日(Xact承諾購買或出售資產之日)確認。投資乃最初按其公平值加非按公平值計入損益的所有金融資產之交易成本確認。當從投資收取現金流之權利屆滿或已轉移，以及Xact已將擁有權之絕大部分風險及回報轉移時，投資終止確認入賬，可供出售金融資產及以公平值計入損益的金融資產其後按公平值列賬。貸款及應收款項以及持有至到期之投資按已攤銷成本使用實際利率法列賬。「以公平值計入損益的金融資產」類別之公平值變動所產生之已變現及未變現收益及虧損乃列入產生期間之收益表。分類為可供出售金融資產之非貨幣證券公平值變動所產生之未變現收益及虧損在權益內確認。當分類為可供出售金融資產之證券被出售或減值時，累積公平值調整乃列入收益表內作為投資證券之損益。

有價投資之公平值按現行買入價計算。如金融資產(及非上市證券)之市場並不活躍，Xact使用估值方法釐定公平值。此等包括使用最近期公平磋商之交易、參考其他大致相若之工具、折現現金流量分析及重新界定以反映發行人特定情況之期權定價模式。

Xact於每一結算日評估是否有客觀證據顯示一項金融資產或一組金融資產出現減值。就分類為可供出售金融資產之股本證券而言，證券之公平值大幅或長期下降至低於其成本值在釐定該等證券是否減值時將考慮在內。如可供出售金融資產存在任何該等證據，累積虧損，即收購成本與現行公平值之間之差額，減去該金融資產之前於收益表內確認之任何減值虧損，乃從權益中刪除及在收益表內確認。就股本工具在收益表內確認之減值虧損並不透過收益表撥回。

(f) 貿易及其他應收款項

貿易及其他應收款項最初按公平值確認，其後按已攤銷成本使用實際利率法，減去減值撥備後確認。貿易及其他應收款項之減值撥備乃當有客觀證據顯示Xact將無法根據原有之應收款項條款收回所有到期應收之款項時確立。撥備之金額為資產賬面值與估計未來現金流量之現值(按實際利率折現)兩者之間之差額。撥備之金額在收益表內確認。

(g) 現金及現金等值項目

現金及現金等值項目包括手頭現金、按通知持有之銀行存款、原到期日不超過三個月之其他短期高流動性投資及銀行透支。銀行透支於資產負債表內流動負債中借款項下呈列。

(b) 無形資產

尚待批准之專利權

尚待批准之專利權以歷史成本顯示。尚待批准之專利權具具體可使用期限及按成本減累計攤銷列賬。攤銷乃使用直線法計算，以分配尚待批准專利權之成本至其十年估計可使用期限。

(c) 資產減值

無明確使用年期之資產無須攤銷且至少進行減值測試，而每當有事項或情況轉變而顯示其賬面金額可能無法收回之時，須就減值進行評估。須攤銷之資產於有事項或情況轉變顯示賬面金額可能無法收回時就減值進行評估。減值虧損按資產之賬面金額超出其可收回金額之數額確認。可收回金額內資產之公平值減銷售成本與資產之使用價值兩者中之較高者。為對減值進行評估，資產按可獨立辨識現金流之最低級別進行分組。

(d) 存貨

存貨乃按成本或可變現淨值兩者中之較低者入賬，而可變現淨值乃正常業務過程中之估計售價。成本根據平均成本法釐定，包括所有購買成本、轉換成本及使存貨達致其現時條件之其他成本。

存貨售出時，該等存貨之賬面金額於確認有關收益之期間內確認為開支。存貨可變現淨值之任何減記及存貨所有虧損之金額於減記或虧損發生期間確認為開支。任何存貨減記之任何回撥金額於回撥發生期間作為已確認為開支之存貨金額扣減予以確認。

(e) 金融工具

香港會計準則第39號範圍內之金融資產分類為以公平值計入損益的金融資產、貸款及應收款項、持至到期之投資，以及可供出售金融工具(如適用)。分類視為所購入投資之目的而定。管理層於初步確認時釐定其投資之分類，並於每一報告日期重新評估此一分類。

1. 以公平值計入損益的金融資產

分類為持作買賣之金融資產乃列入「以公平值計入損益的金融資產」。如金融資產是為於短期內出售而購入，則列為持作買賣類別。於每一結算日，公平值乃予以重估，持作買賣之投資所產生之損益於收益表內確認。

2. 貸款及應收款項

貸款及應收款項乃固定或可釐定付款，且並未於活躍市場掛牌之非衍生金融資產。貸款及應收款項於Xact直接向債務人提供金錢、貨物或服務且無意買賣該等應收款項時產生。該等項目乃列入流動資產，惟到期日於結算日後十二個月者除外，在此情況下，該等項目乃分類為非流動資產。貸款及應收款項於結算日列入貿易及其他應收款項。

3. 重要會計政策摘要

於有關期間開始時已提早採納下列準則。

香港會計準則第1號	財務報表的呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計更改及錯誤更改
香港會計準則第10號	結算日後事項
香港會計準則第12號	所得税
香港會計準則第14號	分部資料報告
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第18號	收益
香港會計準則第19號	僱員福利
香港會計準則第21號	匯率變動影響
香港會計準則第23號	借貸成本
香港會計準則第24號	披露關連人士資料
香港會計準則第32號	金融工具：披露與呈報
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第39號	金融工具：確認與計量
香港會計準則第39號(經修訂)	金融資產的換算與最初確認
香港財務報告準則第2號	以股份為基礎的支付

該公司未提早採納下列已頒佈但尚未生效之新訂／經修訂準則及詮釋。

香港會計準則第1號(經修訂)	資本披露
香港會計準則第19號(經修訂)	精算損益、集團計劃與披露
香港會計準則第21號(經修訂)	匯率變動影響－海外業務投資淨額
香港會計準則第39號(經修訂)	公平值選擇
香港會計準則第39號及香港財務報告準則第4號(經修訂)	財務擔保合約
香港財務報告準則第7號	金融工具：披露
香港財務報告準則詮釋第4號	確定一項安排是否包括租賃

下列會計政策於財務資料所呈報之所有期間已獲貫徹一致之採納。

(a) 物業、廠房及設備

物業、廠房及設備均以成本值減除累計折舊及累積減值虧損後入賬。

折舊按直線法基準提撥準備，以於物業、廠房及設備之預計可使用年期按下列比率撇減其成本值至其估計可變現價值：

辦公室設備　：　20%

資產之估計可變現價值及可使用年期乃於每一結算日進行審閱，並於適當時作出調整。

出售物業、廠房及設備(不包括投資物業)之損益，為出售所得款項淨額與有關資產之賬面值之差額，並於收益表內確認。

財務資料附註

1. 一般資料

Xact為一間於二零零四年四月十九日在美國內華達州註冊成立之有限責任公司。Xact仍在發展階段，其普通股在美國場外電子櫃枱交易系統買賣。

Xact為一間發展階段公司；因此Xact自註冊成立日期以來並無主要業務。

Xact之註冊辦事處及主要營業地點位於美國143 Triunfo Canyon Road, Suite 104 Westlake Village, California, the United States。

2. 編製基準

財務資料乃根據香港會計師公會所發出之香港財務報告準則(其亦包括所有適用之個別香港會計準則(「香港會計準則」)及詮釋)及香港公認之會計原則而編製。編製財務資料時已採納香港財務報告準則第1號「首次採納香港財務報告準則」。編製財務資料乃採用歷史成本慣例為基準，惟已根據香港會計準則第39號「金融工具：確認及計量」金融工具按公平值計量除外。

自註冊成立以來，Xact於截至二零零四年、二零零五年及二零零六年六月三十日止各期間已分別產生累計虧損505,435港元、6,487,120港元及18,643,088港元。儘管Xact仍處於發展階段，於二零零六年六月三十日並無營運，財務資料仍根據持續經營基準編製，按照日常業務過程預計其資產之變現及債務清償。財務資料並不包括有關因該不確定性而可能導致之負債之可收回性及分類之任何調整。倘持續經營基準並不合適，則須對財務資料作出調整，削減Xact之資產價值直至其可收回額、就可能產生之任何未來負債提撥準備，以及將非流動資產及負債重新分類為流動資產及負債。

於按照持續經營基準編製財務資料時，Xact之董事已就Xact之前景及未來流動資金狀況作出審慎考慮。此等考慮之有效性須視乎是否成功進行建議收購主要從事汽車及汽車零件業務之勵安有限公司(一間於香港註冊成立之公司)及其附屬公司、有可供使用之未來資金，以及產生足夠現金流量以應付到期應付之債務之能力而定。Xact之董事對Xact將能完成建議收購附屬公司及有能力產生足夠現金流量以應付其於未來十二個月內到期應付之債務抱樂觀看法。因此，Xact之董事信納按持續經營基準編製財務資料乃合適之舉。

編製符合香港財務報告準則之財務資料需要管理層作出影響於財務資料日期之政策採用、資產與負債呈報金額和或然負債披露事項，以及於報告期間之收益及開支之呈報金額之判斷、估計及假設。估計及相關假設乃根據過往經驗及相信在有關情況下屬合理之各項其他因素，此等估計及假設之結果構成對資產與負債之賬面值(未能即時從其他來源明確找到)作出判斷之基礎。實際結果可能與此等估計有差距。

此等估計及相關假設將不時進行檢討。對會計估計之修訂，如此等修訂只影響該期間，乃於修訂估計之期間內確認，或如修訂影響現行及未來期間，則於修訂之期間及未來期間作出確認。

管理層在採用香港財務報告準則時所作並對財務資料有重大影響之判斷和所作之估計在財務資料附註5內討論。

現金流量表(續)

	二零零四年四月十九日(註冊成立日期)至二零零四年六月三十日期間	截至六月三十日止年度	
		二零零五年	二零零六年
	港元	*港元*	*港元*
來自投資業務之現金流量			
購置物業、廠房及設備	(46,308)	–	–
投資業務所用現金淨額	(46,308)	–	–
融資業務之現金流量			
發行股份	780	–	–
發行可換股票據所得款項	–	6,917,013	–
融資租賃款項之資本部分	36,660	(36,660)	–
融資業務產生之現金淨額	37,440	6,880,353	–
現金及現金等值項目之增加/(減少)淨額	2,409,508	(1,931,209)	(463,226)
期初/年初現金及現金等值項目	–	2,409,508	478,299
期末/年末現金及現金等值項目	2,409,508	478,299	15,073
現金及現金等值項目之結餘分析			
現金及現金等值項目	2,409,508	478,299	15,073

現金流量表

	二零零四年四月十九日(註冊成立日期)至二零零四年六月三十日期間	截至六月三十日止年度 二零零五年	二零零六年
	港元	港元	港元
經營業務產生之現金流量			
除稅前虧損	(505,435)	(5,981,685)	(12,155,968)
經作出以下之調整：			
利息支出	–	388,626	1,025,897
折舊	1,934	–	–
可換股票據之攤銷交易成本	–	127,062	304,424
發行承付票據	–	–	7,410,000
購買無形資產	–	–	(7,410,000)
出售物業、廠房及設備之虧損	–	44,374	–
出售無形資產之虧損	–	–	7,410,000
向一名執行董事支付薪酬	–	23,400	–
就購入存貨發行股份	–	156,000	–
就收取之服務發行股份	–	77,220	2,447,249
利息支出	–	(46,495)	(21,355)
未計營運資金變動前之經營虧損	(503,501)	(5,211,498)	(989,753)
預付款項及按金之(增加)／減少	(1,755)	(149,660)	151,415
存貨(增加)／減少	(1,314)	(333,294)	334,609
應計費用之增加	3,091	699,336	168,739
應付一名股東款項之增加／(減少)	2,921,855	(2,921,855)	–
應收一間關聯公司款項之(增加)／減少	–	(876,306)	876,306
經營所得／(所用)現金	2,418,376	(8,793,277)	541,316
已付利息	–	(18,285)	(1,004,542)
經營活動所得／(所用)現金淨額	2,418,376	(8,811,562)	(463,226)

權益變動報表

	Xact股權持有人應佔			
	股本	股份溢價	累計虧損	總計
	港元	港元	港元	港元
發行股份	8	772	–	780
本期間虧損	–	–	(505,435)	(505,435)
於二零零四年六月三十日及二零零四年七月一日之結餘	8	772	(505,435)	(505,655)
就收取之服務發行股份	77,220	–	–	77,220
就購入存貨發行新股份	15,600	140,400	–	156,000
本年度虧損	–	–	(5,981,685)	(5,981,685)
於二零零五年六月三十日及二零零五年七月一日之結餘	92,828	141,172	(6,487,120)	(6,253,120)
就收取的服務發行股份	13,279	2,433,970	–	2,447,249
本年度虧損	–	–	(12,155,968)	(12,155,968)
於二零零六年六月三十日之結餘	106,107	2,575,142	(18,643,088)	(15,961,839)

隨附附註構成此等財務資料之重要部分。

損益表

	附註	二零零四年四月十九日（註冊成立日期）至二零零四年六月三十日期間	截至六月三十日止年度	
			二零零五年	二零零六年
		港元	港元	港元
營業額	19	–	–	–
其他收入	20	–	46,495	21,355
行政費用		(505,435)	(5,639,554)	(3,741,426)
出售無形資產之虧損		–	–	(7,410,000)
經營虧損	21	(505,435)	(5,593,059)	(11,130,071)
財務費用	23	–	(388,626)	(1,025,897)
除稅前虧損		(505,435)	(5,981,685)	(12,155,968)
稅項	24	–	–	–
本期／年虧損		(505,435)	(5,981,685)	(12,155,968)
Xact股權持有人應佔虧損		(505,435)	(5,981,685)	(12,155,968)
股息	25	–	–	–
Xact股權持有人應佔期內／年內每股虧損	26			
－基本		(505.44)港元	(3.01)港元	(0.99)港元
－攤薄		不適用	不適用	不適用

隨附附註構成此等財務資料之重要部分。

A. 財務資料

資產負債表

	附註	截至六月三十日 二零零四年 港元	 二零零五年 港元	 二零零六年 港元
資產				
非流動資產				
物業、廠房及設備	6	44,374	–	–
無形資產	7	–	–	–
		44,374	–	–
流動資產				
預付款項及按金	8	1,755	151,416	–
存貨	9	1,314	334,608	–
應收關聯公司之款項	10	–	876,307	–
現金及現金等值項目		2,409,508	478,229	15,073
		2,412,577	1,840,630	15,073
資產總值		2,456,951	1,840,630	15,073
Xact股權持有人應佔權益權益				
股本	11	8	92,828	106,107
儲備	12	(504,663)	(6,345,948)	(16,067,946)
		(504,655)	(6,253,120)	(15,961,839)
負債				
非流動負債				
可換股票據	13	–	7,391,324	–
流動負債				
可換股票據	13	–	–	7,695,748
應計費用	14	3,091	702,426	871,164
融資租賃下之責任－一年內	15	36,660	–	–
承付票據	16	–	–	7,410,000
應付一名股東之款項	17	2,921,855	–	–
		2,961,606	702,426	15,976,912
權益及負債總額		2,456,951	1,840,630	15,073
流動(負債)／資產總額		(549,029)	1,138,204	(15,961,839)
總資產減流動負債		(504,655)	1,138,204	(15,961,839)

隨附附註構成此等財務資料之重要部分。

就本報告而言，Xact之董事已根據香港會計師公會發出之香港財務報告準則(「香港財務報告準則」，其亦包括所有適用之個別香港會計準則(「香港會計準則」)及詮釋)編製Xact於各個有關期間之賬目(統稱「香港財務報告準則財務報表」)。Xact之董事負責編製真實公平之香港財務報告準則財務報表及財務資料。下文122至148頁列載之財務資料乃根據香港財務報告準則財務報表基於財務資料附註2所列載之準則，經合理調整而編製。於編製該等反映真實公平意見之香港財務報告準則財務報表及財務資料時，必須選擇及貫徹採用合適之會計政策並作出審慎合理之判斷及估計。 貴公司之董事須對列載於本報告之該通函之內容負責。吾等之責任乃根據吾等之審核工作之結果，對財務資料作出獨立意見，並僅向 貴公司董事報告。吾等已根據香港會計師公會頒佈之香港核數準則對財務資料進行獨立審核程序，並已根據香港會計師公會頒佈之核數指引第3.340條「招股章程及申報會計師」作出所有吾等認為屬必要之其他程序。概無其他調整乃為重列Xact之經審核財務報表而認為乃屬必須者。

於達致吾等之意見時，吾等亦考慮到對編製財務資料時採納之持續經營基準所作出之披露之充分性。如財務資料附註2所披露，於二零零四年、二零零五年及二零零六年六月三十日，Xact已分別產生累計虧損505,435港元、6,487,120港元及18,643,088港元。與該基本不明朗因素有關之情況之詳情已載於財務資料附註2。吾等認為已經作出適當披露，吾等之意見就此方面而言沒有保留意見。

吾等認為，就本報告而言，財務資料及其附註真實及公平地反映Xact於二零零四年、二零零五年及二零零六年六月三十日之具體狀況及其於截至該等日期止各個有關期間之業績及現金流量。

以下為申報會計師英國特許會計師、香港執業會計師國衛會計師事務所就Xact Aid, Inc.編製之會計師報告全文，供載於本通函。


國衛會計師事務所
Hodgson Impey Cheng
特許會計師
執業會計師

香港
中環畢打街11號
置地廣場
告羅士打大廈31樓

敬啟者：

以下為吾等就Xact Aid, Inc.（「Xact」）之財務資料，包括於二零零四、二零零五及二零零六年六月三十日之資產負債表、Xact由二零零四年四月十九日（註冊成立之日）至二零零四年六月三十日期間以及截至二零零五年六月三十日止年度及截至二零零六年六月三十日止年度（下文統稱「有關期間」）之收益表、權益變動報表及現金流量表及其附註之財務資料（「財務資料」）編製之報告，以供載於和記行（集團）有限公司（「貴公司」）日期為二零零六年十一月十日有關　貴公司收購Xact之727,273股可換股優先股（「可換股優先股」，可轉換為合共67,057,843股Xact股份）之通函內（「該通函」）。

Xact為一間於二零零四年四月十九日在美國（「美國」）內華達州註冊成立之有限公司。Xact仍在發展階段，其普通股在美國場外電子櫃枱交易系統（Over-The-Counter Bulletin Board）買賣。

Xact之法定經審核財務報表已根據美國公認會計原則編製（「美國公認會計原則財務報告」）。由二零零四年四月十九日至二零零四年六月三十日期間及截至二零零五年六月三十日止年度之美國公認會計原則財務報告已由美國執業會計師Armando C. Ibarra審核。截至二零零六年六月三十日止年度之美國公認會計原則財務報告已由美國執業會計師Chang G. Park審核。

7. 本集團之經營及財政展望

截至二零零五年十二月三十一日止年度，本集團之營業額增至689,800,000港元，增幅約11.5%。營業額之增加主要來自銷售及分銷影音及其他電器產品、汽車及汽車零件，與截至二零零四年十二月三十一日止年度相比，該等銷售及分銷分別約增加54.3%及20.1%。截至二零零五年十二月三十一日，本集團員工總數為316人，截至二零零五年十二月三十一日止年度的員工成本，包括股東薪酬，為63,300,000港元。本集團僱員總數比上年增加11.7%。這主要歸因於汽車及汽車配件組別業務之增長及新3S汽車中心在香港開業所致。股東應佔盈利增加33,800,000港元，由二零零四年1,700,000港元增至二零零五年35,500,000港元。於二零零五年十二月三十一日，本集團之貸款總額為83,100,000港元。於二零零五年十二月三十一日，本集團之資產負債比率為16.1%，此乃根據長期負債(不包括遞延税項)48,400,000港元及股東權益301,000,000港元計算。

二零零五年之業績加強了管理層對其業務策略之信心：專注發展核心業務及前景樂觀之產品；更新形象及發展自身品牌之市場；持續不懈地仔細探究新產品之可行性及適合本集團之市場。

截至二零零六年六月三十日止六個月之營業額為308,200,000港元，較二零零五年同期減少5.1%。營業額減少乃汽車及汽車配件業務持續增長以及空調產品及影音及其他電器產品零售市場不景氣且價格競爭激烈之最終結果。按照管理層之業務策略，已採取措施對資源進行重新部署，減小遭遇惡性價格競爭之影音產品業務之規模。與此同時，由於本集團於二零零六年初獲得「Frigidaire」等高附加值產品之分銷權，電器業務之毛利率有所提高。

本集團將會繼續遵循其業務策略，改善本集團之表現並為股東之投資賺取更可觀之回報。本集團產品之主要市場香港、澳門特別行政區、中國、新加坡及馬來西亞之經濟持續增長，預期將帶來大量商機。本集團將會繼續專注發展其汽車業務，並致力向製造商爭取更多汽車配額。與本集團之業務策略一致，本集團已取得於華南地區銷售意大利「法拉帝」豪華機動遊艇以及於香港、澳門特別行政區及中國銷售「Horizon」機動遊艇之獨家分銷權，並繼續取得更多高檔品牌。本集團已於二零零六年九月開始在中國從事「法拉利」及「Maserati」之特許經銷，預期將為銷售及利潤帶來額外貢獻。本集團亦自二零零六年中成為「Alfa Romeo」汽車在香港及澳門特別行政區之獨家認可進口商，預定將於二零零六年十二月在兩地上市。與此同時，本集團將繼續發展其空調業務及銷售影音產品，尤其是銷售及分銷本集團本身品牌之產品。

(d) 根據二零零六年六月三十日簽署之購股及認購協議(「協議」)(協議之詳情載於本通函附錄四第六段之重大合約(q))本公司一間附屬公司已於協議完成日期發給買方一份銀行擔保，金額為11,000,000港元，以擔保其履行協議下之責任。

承擔

(a) 於二零零六年九月三十日，本集團有購買土地及樓宇以及裝修合約之承擔金額分別約為1,053,000港元及618,000港元，該等金額未於綜合財務報表作撥備。

(b) 於二零零六年九月三十日，本集團不可取消之經營租賃承擔金額約為11,763,000港元。

免責聲明

除上文所披露者及集團之公司間負債外，於二零零六年九月三十日營業時間結束時，本集團並無任何未償還之已發行或同意發行之貸款資本、銀行透支及承兌負債或其他類似債項、債券、按揭、抵押或貸款或承兌信貸或租購承擔、資本承擔、擔保或其他重大或然負債。

5. 營運資金

於最後實際可行日期，於計及可用信貸額與本集團之內部資源後，董事認為本集團具備充裕資金敷其自本通函刊發之日起十二個月所需。

6. 重大不利變動

於最後實際可行日期，董事並不知悉自二零零五年十二月三十一日(即本集團最近期經審核財務報表之結算日)以來本集團之財政或經營狀況有任何重大不利變動。

4. 債項聲明

於二零零六年九月三十日(即就本債項聲明而言，於本通函付印前之最後實際可行日期)營業時間結束時，本集團之貸款及或然負債分別約為133,005,000港元及約為302,183,000港元，詳情如下：

貸款

下表列示本集團於二零零六年九月三十日之銀行及其他貸款：

		港元
銀行貸款		
一有抵押	*(附註i)*	85,889,000
一無抵押		10,107,000
		95,996,000
應付一間關聯公司款項	*(附註ii)*	5,308,000
融資租賃債務		2,845,000
可換股貸款票據負債部分	*(附註iii)*	28,856,000
		133,005,000

附註：

i. 於二零零六年九月三十日，本集團之銀行貸款85,889,000港元乃由本集團若干土地及樓宇、存貨、投資物業貿易應收款項及一間附屬公司之所有資產。

ii. 應付一間關聯公司款項之實際利率為10%。

iii. 於二零零六年九月三十日之可換股貸款票據之本金金額為30,000,000港元。

或然負債

(a) 於二零零六年九月三十日，本公司提供公司擔保予附屬公司以獲取銀行信貸及其他貸款，金額約為283,992,000港元。

(b) 本公司提供其他發給附屬公司之擔保，金額約為5,891,000港元。

(c) 於二零零六年九月三十日，本集團之或然負債包括來自本公司於印度附屬公司之法律訴訟所涉約1,300,000港元。

(b) 信貸風險

貿易往來及其他應收款項之賬面值即為本集團金融資產所面臨之最大信貸風險。

至於本集團其他金融資產(主要包括現金及現金等值項目及其他應收款項)，本集團面臨之信貸風險主要源自其他方之拖欠，其最大風險等於此等工具之賬面值。本集團內並無與其他金融資產有關之任何重大信貸集中風險。本集團有對應政策對其客戶進行定期信貸評估，並輔以其他監控程序，以確保採取措施收回過期債項。此外，本集團審核個別債務人之可收回金額並持續確定須撥備之減值虧損金額。

(c) 流動資金風險

本集團的流動資金風險管理包括分散資金來源。本集團定期檢討其主要資金來源狀況，確保擁有足夠財務資源以應付其財務承擔。

(d) 現金流量及公平值利率風險

本集團因採用浮息貸款而面臨現金流量利率風險，且因定息貸款而面臨公平值利率風險。本集團持續監察利率風險，並於需要時調整貸款組合。

23. 比較數字

若干比較數字已經重列以符合本期間之呈列方式。

24. 批准中期財務報告

董事會已於二零零六年九月十九日批准本中期財務報告。

20. 資產抵押

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
土地及樓宇	102,542	84,347
存貨	19,267	2,930
投資物業	177,804	197,199
貿易往來應收帳款	—	2,390
一間附屬公司之全部資產	21,918	18,759

金額乃本集團就取得銀行信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

21. 結算日後事項

於二零零六年七月十五日，Corich Enterprises Inc.(「Corich」)(本公司之間接全資附屬公司)和Herbert Adamczyk先生(「Adamczyk先生」)(同作為賣方「賣方」)與Xact Aid, Inc.(「Xact」)(作為買方)、Xact之一名股東Fred De Luca先生及勵安有限公司(「勵安」)就出售勵安合共49%之已發行股本訂立股份交換協議(「股份交換協議」)，代價為由Xact發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股(「優先可換股」)。股份交換協議取代及替代日期為二零零六年六月九日由相同訂約方訂立之股份交換協議，該協議內容關於以勵安全部已發行股本交換優先可換股，而該等優先可換股數目於轉換時可轉換為相當於Xact已發行股本95%之Xact股份。緊接交易完成前，勵安由Corich持有約90%及由Adamczyk先生持有約10%。交易詳情刊載於本公司日期為二零零六年七月二十一日之公佈。

22. 金融風險管理

金融風險因素

本集團之業務使其面臨若干金融風險：市場風險(包括貨幣風險)、信貸風險、流動資金風險，以及現金流量及公平值利率風險。本集團之整體風險管理方案重點關注金融市場之不可預測性並致力將對本集團金融資產之負面影響降至最低。

(a) 市場風險

外匯風險

本集團經營國際業務，須承受不同貨幣所產生的外匯風險，主要為與港幣有關的風險。未來商業交易、已確認資產及負債及海外業務的淨投資，均產生外匯風險。為減少外匯風險，本集團依據集團風險管理政策，就高度可能之外匯預期銷售訂立外匯遠期合約。此外，管理層密切監察外匯風險，並將於需要時考慮對沖重大外匯風險。

19. 關聯人士交易

(a) 期內，本集團曾與關聯人士進行下列交易：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
向以下各方支付管理費及代理費：		
－一家關聯公司	–	44
－一家關聯公司(代表一個物業管理基金收取)	2,095	2,099
向一家關聯公司出售貨品	20	–
自一家關聯公司購入貨品	50	–
向一位關聯人士進一步收購一家附屬公司之權益	200	–

(b) *重要管理人員之酬金*

非執行董事及高級管理人員(包括本公司六名執行董事)之酬金總額(二零零五年六月三十日：本公司五名執行董事)如下：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
短期僱員福利	3,454	5,138
強制性公積金供款	23	20
	3,477	5,158

(c) *應收／(應付)關聯人士款項*

	二零零六年六月三十日	二零零五年十二月三十一日
	港幣千元	*港幣千元*
	(未經審核)	(經審核)
應收／(應付)款項：		
－聯營公司	7,737	4,528
－關聯公司	(7,890)	(9,452)

18. 承擔

(a) 資本承擔

以下為於結算日之資本承擔：

	二零零六年六月三十日 *港幣千元* (未經審核)	二零零五年十二月三十一日 *港幣千元* (經審核)
已訂約但未撥備		
一購入投資物業	3,890	–
一裝修合約	431	–
	4,321	–

(b) 財務承擔

於二零零六年六月三十日，本集團為對沖其營運所帶來之外幣匯兑風險而簽訂遠期合約之承擔如下：

	二零零六年六月三十日 *港幣千元* (未經審核)	二零零五年十二月三十一日 *港幣千元* (經審核)
兑換港元至日元	3,227	–
兑換新加坡元至美元	722	3,209
兑換新加坡元至日元	1,315	718

(c) 經營租賃承擔

於二零零六年六月三十日，本集團根據以下不可撤銷經營租賃之承擔及屆滿期如下：

	二零零六年六月三十日 *港幣千元* (未經審核)	二零零五年十二月三十一日 *港幣千元* (經審核)
一年內	9,909	8,974
第二年至第五年(包括首尾兩年)	4,198	8,273
	14,107	17,247

16. 股本

	股份數目	面值 *港幣千元*
法定股本：		
每股面值港幣1.00元之普通股(二零零五年：每股面值港幣0.10元)		
於二零零六年一月一日	3,500,000,000	350,000
股份合併影響	(3,150,000,000)	—
於二零零六年六月三十日	350,000,000	350,000
已發行及繳足股本：		
每股面值港幣1.00元之普通股(二零零五年：每股面值港幣0.10元)		
於二零零六年一月一日	2,216,154,331	221,615
股份合併影響	(1,994,538,898)	—
於二零零六年六月三十日	221,615,433	221,615

依據本公司股東於二零零六年六月十五日舉行之股東特別大會上通過之一項決議案，本公司股本中已發行及未發行股份，每十股面值港幣0.10元之普通股合併為一股面值港幣1.00元之普通股。

17. 或然負債

(a) 本公司為附屬公司獲取若干銀行信貸及其他貸款作出金額約為港幣222,783,000元之公司擔保(二零零五年十二月三十一日：港幣218,207,000元)。

(b) 本公司已就附屬公司作出金額約為港幣5,885,000元之其他擔保(二零零五年十二月三十一日：港幣5,615,000元)。

(c) 於二零零六年六月三十日，本集團就涉及本公司一間位於印度之附屬公司之訴訟而產生或然負債約港幣1,300,000元(二零零五年十二月三十一日：約港幣1,300,000元)。

(d) 於本期間，根據本公司日期為二零零四年五月五日之公佈向一名關連人士授予之期權協議已終止，於二零零六年六月三十日有關期權之或然負債為港幣零元(二零零五年十二月三十一日：約港幣10,333,000元)。

(e) 本公司之一間附屬公司已就有關職工補償款項訂立一項職工補償協議，據此該附屬公司應負責不超過人民幣15,000,000元之補償額(相當於約港幣14,600,000元)。

(f) 根據一份於二零零六年六月三十日訂立之購股及認購協議(「協議」)，本公司之一間附屬公司須於協議完成日期向買方發出一份金額為人民幣11,000,000元之銀行擔保(相當於約港幣10,700,000元)，藉以為其於出售本集團於江門之投資履行其責任提供擔保。

14. 貿易往來及其他應付賬款

貿易往來應付賬款之賬齡分析如下：

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
三十天以內	23,179	5,598
三十一天至六十天	4,507	2,924
六十一天至九十天	3,851	4,404
九十一天至一年	—	719
一年以上	726	536
貿易往來應付賬款總額	32,263	14,181
客戶訂金、應付費用及其他應付賬款	94,096	104,651
	126,359	118,832

15. 貸款

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
銀行透支	11,565	5,406
銀行貸款	85,871	77,654
	97,436	83,060
有抵押	89,568	75,751
無抵押	7,868	7,309
	97,436	83,060
上述貸款之屆滿期如下：		
一年內	86,766	69,333
一年以上，但不超過兩年	6,150	6,134
兩年以上，但不超過五年	4,520	7,593
	97,436	83,060
減：一年內到期之款項(列於流動負債下)	(86,766)	(69,333)
一年後到期之款項	10,670	13,727

12. 貿易往來及其他應收賬款

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
三十天以內	30,295	52,173
三十一天至六十天	10,768	11,175
六十一天至九十天	3,246	4,377
九十一天至一年	2,391	2,084
一年以上	6,017	6,393
	52,717	76,202
減：貿易往來應收賬款減值虧損撥備	(5,864)	(6,547)
	46,853	69,655
訂金、預付款及其他應收賬款	40,423	34,287
	87,276	103,942

13. 持作買賣之非流動資產

於二零零六年六月三十日，本公司之全資附屬公司和記電業(環球)有限公司與江門市洗衣機廠及Candy Elettrodomestici S.r.l. 訂立購股及認購協議(「協議」)，內容為有關出售於本集團聯營公司金羚電器有限公司(「金羚」)之50%股本權益。完成協議日期不得遲於二零零六年十月十八日。金羚主要在中國從事製造及買賣洗衣機。

由於協議於二零零六年六月三十日尚未完成，根據香港財務報告準則第5號「持作買賣之非流動資產及已終止經營業務」，本集團分佔金羚之資產被列為持作買賣之非流動資產，在資產負債表與其他資產分開呈列。本集團分佔金羚之負債被列作直接分類為持作買賣之非流動資產有關之負債。金羚截至二零零六年六月三十日止期間之應佔業績已重新列為「持作買賣之非流動資產期內虧損」而非「應佔聯營公司業績」，截至二零零五年六月三十日止期間之相應數字已按規定追溯重列。

9. 投資物業

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
於一月一日	200,847	172,305
出售	–	(9,176)
轉(為)/自物業、廠房及設備	(19,395)	24,990
於損益表確認之公平值增加	–	12,728
	181,452	200,847

10. 物業、廠房及設備

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
於一月一日	102,664	117,528
匯兑差額	122	(13)
添置	1,776	18,883
收購一間附屬公司	76	–
出售	(147)	(3,063)
出售一間附屬公司	(50)	–
轉自/(為)投資物業	19,395	(24,990)
折舊	(3,656)	(5,681)
	120,180	102,664

11. 存貨

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
製成品	124,560	74,034
零件	15,532	14,592
	140,092	88,626
減:存貨減值虧損撥備	(6,320)	(7,469)
	133,772	81,157

5. 財務費用

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
利息支出於：		
五年內全數償還之銀行貸款、信託收據貸款及透支	3,367	2,003
五年內全數償還之其他貸款	1,388	–
	4,755	2,003
融資租賃費用	7	7
銀行費用	163	248
	4,925	2,258

6. 所得稅開支

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
稅項開支包括：		
本期間稅項：		
香港利得稅	–	–
海外稅項	(6)	(6)
	(6)	(6)
遞延稅項：		
本期間	–	(12,420)
	(6)	(12,426)

由於本集團有承前結轉稅項虧損以抵銷本期間之估計應課稅盈利，故截至二零零六年六月三十日止期間內並無作出香港利得稅撥備(截至二零零五年六月三十日止六個月：無)。

海外稅項乃按有關司法權區通用之稅率計算。

7. 每股(虧損)／盈利

每股基本(虧損)／盈利之計算方法，乃根據權益持有人應佔虧損約港幣16,685,000元(二零零五年：盈利約港幣76,378,000元)及期內已發行普通股之加權平均數221,615,433股普通股(二零零五年：(重列)221,615,433股普通股)計算。

並無計算截至二零零五年及二零零六年六月三十日止期間各每股攤薄(虧損)／盈利，因該兩個期間內並無攤薄事項。

8. 股息

董事議決就截至二零零六年六月三十日止六個月不宣派任何股息(截至二零零五年六月三十日止六個月：無)。

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國(香港及澳門除外)(「中國」)及澳門。下表按市場地區分析本集團之營業額(不論商品／服務之原產地)：

	地區分類之營業額		對經營業績之貢獻	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
香港	257,383	260,480	(2,688)	10,676
新加坡	25,802	29,668	877	673
馬來西亞	13,533	14,260	784	721
中國	3,746	7,198	(871)	(2,229)
澳門	7,747	12,447	108	679
其他	—	557	—	111
	308,211	324,610	(1,790)	10,631
其他收入			5,337	4,487
未分配之公司支出			(9,348)	(8,276)
債務清償收益			—	88,178
經營(虧損)／盈利			(5,801)	95,020

4. 經營(虧損)／盈利

經營(虧損)／盈利已扣除及(計入)：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	港幣千元
	(未經審核)	(未經審核)
存貨成本		
(已計入銷售成本之內)	244,173	261,051
折舊：		
－自置資產	3,580	2,728
－融資租賃資產	76	87
僱員成本(包括董事酬金)		
－薪金及津貼	31,132	31,327
－退休福利計劃供款	1,336	1,130
銀行利息收入	(77)	(5)

二零零五年

	空調產品 港幣千元 (未經審核)	影音設備及其他電器產品 港幣千元 (未經審核)	汽車及汽車配件 港幣千元 (未經審核)	直銷 港幣千元 (未經審核)	物業投資 港幣千元 (未經審核)	業務之間抵銷 港幣千元 (未經審核)	綜合賬目 港幣千元 (未經審核) (重列)
營業額							
外部銷售收益	54,620	116,106	152,107	1,777	–	–	324,610
業務之間銷售收益	31	45	–	31	–	(107)	–
營業總額	54,651	116,151	152,107	1,808	–	(107)	324,610
業績							
分類業績	2,814	3,332	1,381	(979)	8,440	130	15,118
債務清償收益							88,178
未分配之公司支出							(8,276)
經營盈利							95,020
財務費用							(2,258)
應佔一家聯營公司業績	–	–	(967)	–	–	–	(967)
除稅前盈利							91,795
所得稅開支							(12,426)
							79,369
持作買賣之非流動資產期內虧損	–	(3,008)	–	–	–	–	(3,008)
期內盈利							76,361

二零零六年

	空調產品 港幣千元 (未經審核)	影音設備及其他電器產品 港幣千元 (未經審核)	汽車及汽車配件 港幣千元 (未經審核)	直銷 港幣千元 (未經審核)	物業投資 港幣千元 (未經審核)	業務之間抵銷 港幣千元 (未經審核)	綜合賬目 港幣千元 (未經審核)
營業額							
外部銷售收益	41,329	73,063	192,936	883	–	–	308,211
業務之間銷售收益	137	743	–	–	–	(880)	–
營業總額	41,466	73,806	192,936	883	–	(880)	308,211
業績							
分類業績	551	(1,564)	4,425	(16)	151	–	3,547
未分配之公司支出							(9,348)
經營虧損							(5,801)
財務費用							(4,925)
應佔一家聯營公司業績	–	–	317	–	–	–	317
除稅前虧損							(10,409)
所得稅開支							(6)
							(10,415)
持作買賣之非流動資產期內虧損	–	(6,093)	–	–	–	–	(6,093)
期內虧損							(16,508)

2. 營業額

營業額指於期內扣除退貨及貿易折扣後已出售貨品之發票淨值以及維修服務收入。

3. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備（包括汽車音響產品）及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

簡明綜合財務報表附註

截至二零零六年六月三十日止六個月

1. 編製基準及會計政策

本集團已根據香港會計師公會頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」、其他相關之香港會計準則及詮釋及香港財務報告準則(「香港財務報告準則」)，以及香港聯合交易所有限公司(「聯交所」)證券上市規則之適用披露規定，編製未經審核之簡明綜合財務報表。

用於編製簡明綜合中期財務報表之會計政策與編製截至二零零五年十二月三十一日止年度之年度財務報表所採納者貫徹一致，並採納於編製本報告時已公布並生效之若干香港財務報告準則之新訂準則及詮釋如下：

香港會計準則第21號(修訂)	外幣匯率變動之影響－境外業務之投資淨值
香港會計準則第39號(修訂)	預計集團間交易之現金流量對沖會計
香港會計準則第39號(修訂)	公平值認股權
香港會計準則第39號及香港財務報告準則第4號(修訂)	金融擔保合約

採納有關準則或詮釋並無對本集團之會計政策造成重大影響，且未對已呈報之截至二零零六年六月三十日止六個月之業績造成重大影響。

本集團並無提前採用以下已公佈但尚未生效之新訂、經修訂準則及詮釋。

香港會計準則第1號(修訂)	資本披露
香港財務報告準則第7號	金融工具：披露
香港(國際財務報告詮釋委員會)－詮釋第7號(於二零零六年三月一日或其後開始之會計期間生效)	根據香港會計準則第29號「於嚴重通貨膨脹經濟中之財務報告」採用重列法
香港(國際財務報告詮釋委員會)－詮釋第8號(於二零零六年五月一日或其後開始之會計期間生效)	香港財務報告準則第2號之範圍
香港(國際財務報告詮釋委員會)－詮釋第9號(於二零零六年六月一日或其後開始之會計期間生效)	內置衍生產品之重估

香港會計準則第1號(修訂)將於二零零七年一月一日或之後開始之年度期間採用。該項經修訂準則將影響有關本集團資本管理之目標、政策及程序之定性資料，有關本公司視為資本項目之定量資料，以及有關遵守任何資本規定及未遵守有關規定之後果之披露。

香港財務報告準則第7號將取代香港會計準則第32號，並已修訂香港會計準則第32號有關金融工具的披露要求。該項香港財務報告準則將於二零零七年一月一日或之後開始之年度期間採用。

除上述者外，本集團預計採納上述之其他公告於其首次應用期間對本集團之財務報表概無重大影響。

簡明綜合權益變動表

截至二零零六年六月三十日止六個月

	(未經審核) 本公司權益持有人應佔							
	股本	資本贖回儲備	匯兌儲備	可換股貸款票據之權益部份	其他儲備	累計虧損	少數股東權益	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零六年一月一日	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521
因收購附屬公司而產生之少數股東權益	–	–	–	–	–	–	241	241
進一步收購一家附屬公司之權益	–	–	–	–	–	–	(28)	(28)
換算海外業務之財務報表之匯兌差額	–	–	843	–	–	–	–	843
期內(虧損)/盈利	–	–	–	–	–	(16,685)	177	(16,508)
於二零零六年六月三十日	221,615	916	803	185	151,236	(89,620)	3,934	289,069
於二零零五年一月一日	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
換算海外業務之財務報表之匯兌差額	–	–	604	–	–	–	–	604
期內盈利/(虧損)	–	–	–	–	–	76,378	(17)	76,361
於二零零五年六月三十日	221,615	916	(1,448)	–	151,236	(32,018)	1,592	341,893

簡明綜合現金流量表

截至二零零六年六月三十日止六個月

	二零零六年 *港幣千元* （未經審核）	二零零五年 *港幣千元* （未經審核）
經營業務（所用）／所得現金淨額	(20,665)	11,607
投資業務所用現金淨額	(3,805)	(857)
融資業務所得／（所用）現金淨額	2,644	(5,973)
現金及現金等值項目（減少）／增加淨額	(21,826)	4,777
於一月一日之現金及現金等值項目	18,603	13,695
外幣匯率變動之影響	375	(413)
於六月三十日之現金及現金等值項目	(2,848)	18,059
現金及現金等值項目結餘分析		
即：		
銀行結存及現金	8,717	21,753
銀行透支	(11,565)	(3,694)
	(2,848)	18,059

	附註	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
直接與分類為持作買賣之非流動資產有關之負債	13	124,768	–
		397,045	241,584
流動資產淨值		37,466	833
總資產減流動負債		356,476	374,022
非流動負債			
可換股貸款票據		29,950	28,951
一年後到期之融資租賃債務		289	319
一年後到期之貸款	15	10,670	13,727
應付一間關聯公司款項		5,346	5,352
遞延税項負債		21,152	21,152
		67,407	69,501
資產淨值		289,069	304,521
權益			
本公司權益持有人應佔資本及儲備			
股本	16	221,615	221,615
儲備		63,520	79,362
		285,135	300,977
少數股東權益		3,934	3,544
總權益		289,069	304,521

簡明綜合資產負債表

	附註	二零零六年 六月三十日 港幣千元 (未經審核)	二零零五年 十二月三十一日 港幣千元 (經審核)
非流動資產			
投資物業	9	181,452	200,847
物業、廠房及設備	10	120,180	102,664
商譽		2,479	2,306
聯營公司權益		8,072	60,545
可供出售金融資產		527	527
遞延税項資產		6,300	6,300
		319,010	373,189
流動資產			
存貨	11	133,772	81,157
持作出售物業		24,851	24,851
貿易往來及其他應收賬款	12	87,276	103,942
應收聯營公司款項		7,737	4,528
其他以公平值計入損益的金融資產		20	20
衍生金融工具		–	3,910
銀行結存及現金		8,717	24,009
		262,373	242,417
持作買賣之非流動資產	13	172,138	–
		434,511	242,417
流動負債			
貿易往來及其他應付賬款	14	126,359	118,832
司法索償撥備		30,656	30,656
應付票據		25,685	18,160
應付税項		182	421
應付關連公司款項		2,544	4,100
一年內到期之融資租賃債務		85	82
一年內到期之貸款	15	86,766	69,333
		272,277	241,584

3. 未經審核財務報表

以下為摘錄自本公司截至二零零六年六月三十日止六個月之中期報告內本集團之財務報表：

簡明綜合損益表

截至二零零六年六月三十日止六個月

	附註	二零零六年 港幣千元 (未經審核)	二零零五年 港幣千元 (未經審核) (重列)
營業額	2	308,211	324,610
銷售成本		(244,929)	(261,026)
毛利		63,282	63,584
其他收入		5,337	4,487
分銷費用		(23,176)	(23,922)
行政費用		(51,244)	(44,014)
投資物業公平值收益		–	6,707
債務清償收益		–	88,178
經營(虧損)／盈利	4	(5,801)	95,020
財務費用	5	(4,925)	(2,258)
應佔一家聯營公司業績		317	(967)
除税前(虧損)／盈利		(10,409)	91,795
所得税開支	6	(6)	(12,426)
		(10,415)	79,369
持作買賣之非流動資產期內虧損	13	(6,093)	(3,008)
期內(虧損)／盈利		(16,508)	76,361
應佔：			
本公司權益持有人		(16,685)	76,378
少數股東權益		177	(17)
		(16,508)	76,361
本公司權益持有人應佔之每股(虧損)／盈利			
－基本及攤薄	7	(7.53)仙	34.46 仙
股息	8	無	無

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
東莞長興制冷設備有限公司（合資經營（港資））	中國	92.0	註冊資本港幣30,000,000元 已繳股本港幣14,800,000元	生產和銷售熱交換器

附屬公司概無於年內發行任何債務證券。

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會過於冗長。

51. 主要聯營公司

於二零零五年十二月三十一日，主要聯營公司詳情如下：

聯營公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司	中國	27.0	註冊及已繳足資本3,000,000美元	入口、分銷及買賣汽車及相關配件
金羚電器有限公司	中國	50.0	註冊及已繳足資本人民幣263,500,000元	製造及買賣洗衣機

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
Stoneycroft Estates Limited	香港	100.0	每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資
勵安有限公司	香港	89.9	每股面值港幣100元之股份461,687股	投資控股
Wo Kee Hong Distribution Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股份4,500,000股	經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份1,000,000股	經銷影音設備
和記電業財務有限公司	香港	100.0	每股面值港幣1元之股份2股	財務及借貸
和記電業有限公司	香港	100.0	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Professional Air Conditioning Pte Ltd	新加坡	94.8	每股面值1新加坡元之股份7,000,000股	經銷空調產品
Wo Kee Hong Trading Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份5,100,000股	經銷影音設備
Wo Kee Joyful Limited	香港	100.0	每股面值港幣1元之股份2,000,000股	公司秘書服務
和記電器服務有限公司	香港	100.0	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務
東莞市先和亞太電器有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣1,000,000元	經銷空調、電器及電子產品
東莞市先和制冷設備有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣500,000元	銷售及生產空調電器及電子產品及零件、以及提供空調、電器及電子產品之維修及保養服務

50. 主要附屬公司

本公司主要附屬公司於二零零五年十二月三十一日之詳情如下：

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100.0	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司				
快意汽車有限公司	香港	89.9	每股面值港幣10元之股份10,000股	買賣汽車及相關配件及提供汽車維修服務
Bodyworld International (B.V.I.) Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	貿易品牌控股
Cliven Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股10股	投資控股
Corich Enterprises Inc.	英屬處女群島	100.0	每股面值1美元之股份100股	投資控股
愛輝有限公司	香港	100.0	每股面值港幣1元之股份2股	物業租賃代理
Ever Rising Investments Limited	香港	100.0	每股面值港幣1元之股份2股	投資物業
福和貿易有限公司（自二零零六年一月二十七日起以「Rogers Music」之名經營）	香港	100.0	每股面值港幣100元之無投票權遞延股份45,000股及每股面值港幣100元之普通股份2股	娛樂服務業、音樂及軟件製作
勵駿汽車有限公司	香港	89.9	每股面值港幣10元之股份60,000股	投資控股
新華景有限公司	香港	100.0	每股面值港幣1元之股份2股	物業控股
買家倉（香港）有限公司	香港	100.0	每股面值港幣1元之股份1,000,000股	經營貨倉
和記電業（環球）有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股
Most Advance International Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
Rogers International Limited	巴哈馬	100.0	每股面值1美元之股份2股	貿易品牌控股
信和工程有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股

計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效優先認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九八年一月十九日	9,596,253 (a)	9,596,253 (a)	–	一九九八年二月十九日至二零零四年二月二十一日	0.3655
一九九一年	一九九八年六月十日	1,573,156	1,573,156	–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
一九九一年	一九九九年十二月二十一日	21,237,613 (a)	–	21,237,613 (a)	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	–	11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	–	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	1,573,150 (a)	–	1,573,150 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.1661
二零零二年	二零零二年六月四日	13,843,779	–	13,843,779	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	–	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		203,486,656	11,169,409	192,317,247		

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

於二零零五年，於年內概無因僱員(包括董事)接納認股權而收取之總代價(二零零四年：無)。

49. 股息

於二零零四年及二零零五年概無任何派發或擬派發股息，自結算日起亦無任何擬派發股息。

計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效優先認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九八年一月十九日	12,125,838	12,125,838	–	一九九八年二月十九日至二零零四年三月十二日	0.3655
一九九一年	一九九八年六月十日	1,573,156	1,573,156	–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
一九九一年	一九九九年十二月二十一日	23,133,184	242,256	22,890,928	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月十四日	0.1661
一九九一年	二零零一年五月二十八日	37,755,775	31,463,146	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	166,754,668	55,060,504	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	6,764,539	1,101,201	5,663,338	二零零一年九月三十日至二零零七年九月三十日	0.1661
二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
二零零二年	二零零二年六月四日	80,702,927	15,731,565	64,971,362	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	48,414,080	22,159,280	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		395,457,041	139,456,946	256,000,095		

由董事持有之優先認股權（已包含於上表）之詳情如下：

計劃類別	授出日期	於二零零五年一月一日及二零零五年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九九年十二月二十一日	21,237,613 (a)	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	1,573,150 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.1661
二零零二年	二零零二年六月四日	13,843,779	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		192,317,247		

每次授出優先認股權於支付港幣1元後及於授出日期起計28日內，該優先認股權必須被接納。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日內的股份收市價平均數；或本公司股份面值。

於二零零五年十二月三十一日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為45,843,275股、118,616,032股及84,146,958股（二零零四年：分別為45,843,275股、118,930,658股及91,226,162股），分別佔本公司當日之已發行股本之2.1%、5.4%及3.8%（二零零四年：分別佔2.1%、5.4%及4.1%）。

下表披露本公司僱員（包括董事）於年內所持優先認股權以及該等認股權變動之詳情：

計劃類別	授出日期	於二零零五年一月一日尚未行使	已失效優先認股權	於二零零五年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九九年十二月二十一日	22,890,928	–	22,890,928	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月十四日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	–	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	5,663,338	314,626	5,348,712	二零零一年九月三十日至二零零七年九月三十日	0.1661
二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
二零零二年	二零零二年六月四日	64,971,362	7,079,204	57,892,158	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	–	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		256,000,095	7,393,830	248,606,265		

每次授出優先認股權於支付港幣1元後及於授出日期起計28日內，該等優先認股權必須被接納。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團所有貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權：

1. 合資格僱員，包括董事；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃採納日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與者授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

47. 資產抵押

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
土地及樓宇	84,347	112,208
存貨	2,930	—
投資物業	197,199	159,481
貿易應收款項	2,390	—
持作出售物業	—	34,000
銀行存款	—	1,214
一間附屬公司之全部資產	18,759	18,491

金額乃本集團就取得銀行信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

48. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

每次授出優先認股權於支付港幣1元後及於授出日起計28日內，該等優先認股權必須被接納。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃，董事可授出優先認股權予任何全職僱員，包括本公司及其附屬公司之執行及非執行董事，以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

45. 或然負債

(甲)於結算日，本集團及本公司未於財務報表撥備之或然負債如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
為附屬公司獲取銀行信貸及其他貸款作出擔保	–	–	218,207	162,954
就附屬公司發出之其他擔保	–	–	5,615	138,328
	–	–	223,822	301,282

(乙)於二零零五年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在印度一間附屬公司之法律訴訟所涉之約港幣1,300,000元(二零零四年：約港幣1,300,000元)，以及因向一名關聯人士授出購股權而產生約港幣10,333,000元(二零零四年：約港幣1,000,000元)。進一步詳情刊載於本公司於二零零四年五月五日之公佈。

46. 衍生金融工具

	二零零五年		二零零四年	
	資產	負債*	資產	負債*
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
外幣遠期合約	3,910	3,927	–	–
分析：				
即期一衍生金融工具資產	3,910		–	

* 該項金額已計入其他應付款項內。

於二零零五年十二月三十一日，本集團已簽署以美元、日元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

名義金額	到期日	匯率
賣價36,494新加坡元	二零零六年一月十八日	0.01458新加坡元兌1日元
賣價55,419新加坡元	二零零六年一月二十四日	0.01459新加坡元兌1日元
賣價12,982新加坡元	二零零六年二月十四日	0.01431新加坡元兌1日元
賣價48,507新加坡元	二零零六年三月二十日	0.01428新加坡元兌1日元
賣價215,019新加坡元	二零零六年二月二十八日	1.672新加坡元兌1美元
賣價470,873新加坡元	二零零六年二月九日	1.6635新加坡元兌1美元

上述衍生工具於每個結算日以公平值計量。其公平值乃按結算日等同衍生工具之市場報價釐定。

43. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣5,104,000元支出（二零零四年：港幣5,537,000元）為港幣2,580,000元（二零零四年：港幣902,000元）。該物業於未來兩年均擁有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
於一年內	6,744	4,435
第二年至第五年（包括首尾兩年）	5,223	2,804
	11,967	7,239

本集團為承租人

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
本年度損益表已確認根據經營租賃繳付之最低付款額	8,232	7,294

於結算日，本集團不可取消之經營租賃承擔如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
一年內	8,974	5,317
第二至第五年（包括首尾兩年）	8,273	3,527
	17,247	8,844

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

於二零零五年十二月三十一日，本公司並無不可取消之經營租賃承擔（二零零四年：無）。

44. 資本承擔

於結算日，本集團或本公司均概無任何重大資本承擔。

42. 與關聯人士之交易

除財務報表其他部分所披露之關聯人士結餘外，本集團於本年度內進行下列重要關聯人士交易：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
向一位關聯人士收取之利息收入(a)	—	30
付予一間關聯公司之管理費及代理費(b)	77	61
售貨予一位董事(b)	—	900
售貨予一間關聯公司(b)	16	—
向一位關聯人士進一步收購一間附屬公司之權益	—	2,287
付予一間關聯公司（代一份樓宇管理基金收取）之管理費及代理費(b)、(c)	4,206	4,187
付予一間關聯公司之諮詢服務費(b)	—	20

(a) 向一位關聯人士收取之利息收入按香港滙豐銀行所提供之最優惠利率計息。

(b) 有關付予一間關聯公司之管理費和代理費、諮詢服務費以及付予一間關聯公司或董事之售貨交易之價格乃由董事按估計市場價值釐定。

(c) 該關聯公司為本集團擁有之一幢樓宇擔任樓宇經理，以經營該樓宇之管理基金，並代該樓宇管理基金向本集團收取管理費及代理費。本年度內，該樓宇管理基金支付予該關聯公司管理費港幣417,000元（二零零四年：港幣417,000元）及會計服務費港幣162,000元（二零零四年：港幣162,000元）。

重要管理人員之報酬

本年度內董事及其他重要管理人員之薪酬如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
袍金	270	147
薪金及其他福利	4,052	3,577
與業務表現相關之獎金	5,184	657
退休福利計劃之供款	40	30
短期僱員福利	9,546	4,411

董事及重要行政人員之薪酬由薪酬委員會依據各人之表現及市況釐定。

39. 出售附屬公司

出售附屬公司之影響概要如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
出售資產淨值：		
持作出售物業之可變現淨值	–	9,448
貿易往來及其他應收賬款	–	59
	–	9,507
出售附屬公司之虧損	–	(1,745)
總代價	–	7,762
償付：		
現金	–	7,762
出售所產生之現金流入淨額：		
現金代價	–	7,762

於截至二零零四年十二月三十一日止年度出售之附屬公司對本集團現金流量、營業額及經營業績並無重大影響。

40. 主要非現金交易

於截至二零零四年十二月三十一日止年度，本集團一間附屬公司之少數股東透過抵銷本集團應付少數股東總額港幣2,000,000元致使該附屬公司之股本有所增加。

41. 結算日後事項

(a) 於二零零五年十二月三十日，本公司間接擁有89.92%權益的附屬公司勵駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元（相當於約港幣6,800,000元）轉讓法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司29%的股本權益。進一步詳情刊載於本公司於二零零六年一月三日之公佈內。

(b) 於二零零六年二月九日，本公司一間附屬公司與恒標有限公司（「恒標」）之董事羅先生及翟先生簽訂一項買賣協議。本公司將以約港幣835,000元之代價收購恒標之100%已發行股本。恒標之主要業務為電器用品零售。

於二零零五年十二月三十一日，本集團可供抵銷日後盈利之未動用稅項虧損約港幣991,418,000元(二零零四年：港幣1,010,766,000元)。本集團已就該等虧損確認約港幣36,000,000元(二零零四年：港幣121,714,000元)之遞延稅項資產。由於未能估計日後盈利流量，故並無就其餘約港幣955,418,000元(二零零四年：港幣889,052,000元)確認遞延稅項資產。稅項虧損可結轉五年或無限期結轉。

37. 股本

	股份數目	面值 *港幣千元*
法定股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年十二月三十一日—每股面值港幣0.10元	3,500,000,000	350,000
已發行及繳足股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年十二月三十一日—每股面值港幣0.10元	2,216,154,331	221,615

38. 儲備

本公司

	資本贖回儲備 *港幣千元*	可換股貸款票據儲備 *港幣千元*	繳入盈餘 *港幣千元*	累計虧損 *港幣千元*	合計 *港幣千元*
於二零零四年一月一日	916	–	361,491	(322,757)	39,650
年內盈利	–	–	–	3,125	3,125
於二零零四年十二月三十一日及二零零五年一月一日	916	–	361,491	(319,632)	42,775
年內虧損	–	–	–	(16,000)	(16,000)
確認可換股貸款票據之權益部分	–	185	–	–	185
於二零零五年十二月三十一日	916	185	361,491	(335,632)	26,960

根據百慕達一九八一年公司法(經修訂)，本公司之繳入盈餘賬為可供分派。然而，本公司不得在以下情況下宣派或派付股息，或從繳入盈餘作出分派：

(a) 現時或將於付款後無法如期償還其負債；或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

截至二零零五年十二月三十一日，可供分派儲備結餘淨額港幣25,859,000元(二零零四年：港幣41,859,000元)，包括繳入盈餘港幣361,491,000元(二零零四年：港幣361,491,000元)及累計虧損港幣335,632,000元(二零零四年：港幣319,632,000元)。

本集團貸款之實際利率範圍(亦等於合約規定利率)如下：

	二零零五年	二零零四年
實際利率：		
定息貸款	–	2.5%
浮息貸款	3.15%至10%	3.15%至8%

並非以相關集團公司功能貨幣計值之本集團貸款呈列如下：

	馬幣 千元	新加坡元 千元	日元 千元	美元 千元
於二零零五年十二月三十一日	3,156	482	10,850	2,682
於二零零四年十二月三十一日	3,845	742	3,364	17,692

於年內，本集團獲得金額約港幣312,447,000元之新批貸款。該項貸款以市場利率計息。所得款項用作營運資金之融資。

35. 少數股東貸款

於二零零四年十二月三十一日，該貸款為無抵押、免息及並無固定還款期，少數股東已同意自結算日起計十二個月內不會要求償還該貸款，因此該數額已分類為非流動負債。該項金額已於年內悉數償還。

36. 遞延稅項(資產)／負債

	加速稅項折舊 港幣千元	稅項虧損 港幣千元	總計 港幣千元
於二零零四年一月一日	33,709	–	33,709
計入本年度收入	(8,615)	(21,300)	(29,915)
於二零零四年十二月三十一日及二零零五年一月一日	25,094	(21,300)	3,794
於年內損益表扣除／(計入)	(3,942)	15,000	11,058
於二零零五年十二月三十一日	21,152	(6,300)	14,852

以下為財務報告目的之遞延稅項結餘分析：

	二零零五年 港幣千元	二零零四年 港幣千元
遞延稅項負債	21,152	25,094
遞延稅項資產	(6,300)	(21,300)
	14,852	3,794

34. 貸款

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
銀行透支	5,406	2,257
銀行貸款	77,654	31,865
	83,060	34,122
有抵押 *(附註第47項)*	75,751	25,318
無抵押	7,309	8,804
	83,060	34,122
一家供應商之有抵押貸款(下文附註)	–	130,322
	83,060	164,444
上述貸款屆滿期如下：		
一年內	69,333	32,820
一年以上，但不超過兩年	6,134	477
兩年以上，但不超過五年	7,593	825
五年以上	–	130,322
	83,060	164,444
減去：一年內到期應付款項 (列於流動負債項下)	(69,333)	(32,820)
一年後到期應付款項	13,727	131,624

於二零零四年十二月三十一日，由一間供應商即三菱重工業株式會社(「三菱重工」)提供之一項貸款由本集團之投資物業擔保，年息為2.5%，並由二零一二年六月三十日起分十期每半年償還。

於二零零五年二月二十四日，就按二零零二年六月二十八日達成之貸款協議本集團欠三菱重工之到期債務，本集團與三菱重工達成債務清償協議。依據該債務清償協議，按截至二零零四年十二月三十一日止之本金加應計利息共約港幣135,000,000元，以約港幣46,800,000元悉數償還，導致約港幣88,200,000元收益。該項清償乃以本集團一項新借長期銀行貸款及本集團內部資源達成。進一步詳情刊載於本公司於二零零五年二月二十四日之公佈。

本集團之定息貸款及協定到期日如下：

	二零零五年	二零零四年
	港幣千元	*港幣千元*
定息貸款：五年以上	–	130,322

33. 融資租賃債務

	最低租賃付款		最低租賃付款現值	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本集團				
根據融資租賃之應付數額：				
於一年內	95	99	82	84
第二年至第五年（包括首尾兩年）	340	372	294	321
五年以上	29	100	25	87
	464	571	401	492
減去：未來融資費用	(63)	(79)	–	–
租賃債務現值	401	492	401	492
分析如下：				
列於流動負債項下一年內到期之數額			82	84
一年後到期之數額			319	408
			401	492

於截至二零零五年十二月三十一日止年度，平均實際借貸利率為年利率約4%（二零零四年：3%），利率在合約日期釐定。所有租賃以定期還款為基準及並無就或然租金付款作出安排。本集團之融資租賃債務由出租人對租賃資產之押記作抵押。融資租賃債務之賬面值與其公平值大致相等。

可換股貸款票據負債部分之變動呈列如下：

	本集團及本公司	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
於二零零五年八月十八日 發行之可換股貸款票據面值	30,000	–
交易成本	(1,735)	–
權益部分	(185)	–
於二零零五年八月十八日初步 確認之負債部分	28,080	–
利息支出 *(附註第10項)*	871	–
負債部分於二零零五年十二月三十一日	28,951	–

可換股貸款票據負債部分於二零零五年十二月三十一日之公平值(以結算日一項等同非可換股貸款按市場利率貼現預計未來現金流量之現值而確定)約為港幣28,951,000元。

32. 應付關聯公司款項

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
一年內償還之金額	4,100	9,726	877	2,177
一年後但兩年內 償還之金額	5,352	–	1,162	–
	9,452	9,726	2,039	2,177

歸入流動負債之金額乃無抵押、免息及無固定還款期。關聯公司由本公司若干董事控制。於二零零五年十二月三十一日，應付關聯公司款項之公平值接近其對應賬面值。

歸入非流動負債之金額乃無抵押、免息，須於二零零七年償還。關聯公司由本公司若干董事控制應付關聯公司款項之實際利率為10%。於二零零五年十二月三十一日，自關聯公司所獲貸款之公平值為港幣5,352,000元，乃依據以結算日通行市場利率折現之估計未來現金流出量所得的現值釐定。

29. 貿易往來及其他應付賬款

於結算日，貿易往來應付賬款之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
三十天以內	5,598	5,070
三十一天至六十天	2,924	2,191
六十一天至九十天	4,404	3,337
九十一天至一年	719	988
一年以上	536	1,329
貿易往來應付賬款總額	14,181	12,915
客戶訂金、應付費用及其他應付賬款	104,651	94,853
	118,832	107,768

於二零零五年十二月三十一日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

30. 司法索償撥備

於二零零五年十二月三十一日，就本公司於中華人民共和國(「中國」)境內一間附屬公司所面臨之法律訴訟，本集團已作出一項金額約港幣30,656,000元之司法索償撥備。就於中國之法律訴訟，廣東省高級人民法院(「高級人民法院」)已於二零零六年一月二十四日對該附屬公司作出終審判決，判該附屬公司敗訴。鑑於高級人民法院的判決，該附屬公司正尋求法律意見，考慮作出任何進一步行動。詳細資料載於本公司於二零零六年二月十七日之公佈內。

31. 可換股貸款票據

本公司於二零零五年八月十八日向錦興集團有限公司發行本金額港幣30,000,000元之7.25%之可換股貸款票據。該可換股貸款票據以港幣為面值，賦予持有人權利可於發行日期至二零零八年九月五日之償還日期間任何時間以每份可換股貸款票據港幣0.10元之換股價兌換本公司普通股。倘票據不予兌換，將於二零零八年九月五日按面值贖回。7.25%之利息將每半年支付一次直至償還日期。有關詳情載於本公司於二零零五年八月十八日之公佈內。

可換股貸款票據分兩個組成部分，即負債及權益部分。於採納香港會計準則第32號「金融工具：披露及呈列」(見附註第2項)後，可換股貸款票據分為債務及權益部分。權益部分列於「可換股貸款票據－權益儲備」之權益一欄。負債部分之實際利率為10%。

27. 可供出售之金融資產

本集團

	二零零五年 *港幣千元*
於二零零五年一月一日	702
可供出售之金融資產公平值虧損	(175)
於二零零五年十二月三十一日	527
於二零零五年十二月三十一日之可供出售之金融資產包括：	
無牌價證券：	
無利息及到期日之債券	527

上述投資包括無牌價之債券，該等債券於二零零五年一月一日確定為可供出售之金融資產，並無固定到期日或票面息率。

可供出售之金融資產之公平值乃依據可觀察之市場價格或息率確定。可供出售之金融資產之公平值虧損，乃為截至二零零五年十二月三十一日止年度之減值虧損。董事認為，依據可觀察市場價格或息率估計之公平值(且已列入綜合資產負債表)，及公平值之相關變化(已列入綜合損益表)乃為合理，且於結算日為最恰當之價值。

28. 其他以公平值計入損益的金融資產

	本集團 二零零五年 *港幣千元*	本公司 二零零五年 *港幣千元*
於二零零五年一月一日	101	36
其他以公平值計入損益的金融資產之公平值虧損	(81)	(16)
於二零零五年十二月三十一日	20	20
有牌價之證券：		
於香港掛牌之股本證券	19	19
於其他地區掛牌之股本證券	1	1
	20	20

上述金融資產之賬面值歸類為持作買賣。

26. 證券投資／其他投資

於二零零四年十二月三十一日之證券投資／其他投資如下。於二零零五年一月一日採納香港會計準則第39號後，證券投資／其他投資按香港會計準則第39號歸類(見附註第2項)。

本集團

	其他投資 *港幣千元*	證券投資 *港幣千元*	總額 *港幣千元*
股本證券：			
有牌價證券	101	–	101
無牌價證券	–	75	75
	101	75	176
債券：			
無牌價債券	–	627	627
總額：			
有牌價			
香港	100	–	100
其他地區	1	–	1
無牌價	–	702	702
	101	702	803
就呈報的分析之賬面值：			
流動	101	–	101
非流動	–	702	702
	101	702	803
有牌價證券市值	101	–	101

本公司

	其他投資 *港幣千元*
股本證券：	
於香港掛牌	35
於其他地區掛牌	1
	36
有牌價證券市值	36

24. 貿易往來及其他應收賬款

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款減撥備之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
三十天以內	50,275	29,218
三十一天至六十天	11,175	10,609
六十一天至九十天	4,296	2,398
九十一天至一年	1,907	8,469
一年以上	2,002	1,986
貿易往來應收賬款減撥備總額	69,655	52,680
訂金、預付款及其他應收賬款	34,287	20,907
	103,942	73,587

於二零零五年十二月三十一日，本集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

就貿易往來應收賬款，並無重大集中信貸風險，因為本集團客戶數量眾多，分散於國際市場。

25. 應收／應付聯營公司／附屬公司款項

該等款額為無抵押、免息及無固定還款期。

21. 於附屬公司之投資

	本公司	
	二零零五年 *港幣千元*	二零零四年 *港幣千元*
無牌價股份，成本值	293,504	293,504
減：已確認之減值虧損	(30,736)	(30,736)
	262,768	262,768

本公司於二零零五年十二月三十一日之主要附屬公司資料列載於附註第50項內。

22. 於聯營公司之權益

本集團聯營公司之財務資料概要如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
總資產	551,756	461,264
總負債	(420,513)	(295,059)
資產淨值	131,243	166,205
本集團應佔聯營公司之資產淨值	60,545	79,926
營業額	828,299	472,271
本年度虧損	(37,855)	(42,501)
本集團應佔聯營公司本年度業績	(20,739)	(19,743)

本集團於二零零五年十二月三十一日之主要聯營公司資料列載於附註第51項內。

23. 存貨

	本集團	
	二零零五年 *港幣千元*	二零零四年 *港幣千元*
製成品	70,400	72,558
零件	10,757	12,465
	81,157	85,023

上述金額內之港幣2,930,000元（二零零四年：無）之製成品，被用作銀行貸款之抵押。

19. 商譽

本集團	總額
	港幣千元
成本	
於二零零四年一月一日	–
由增加於一間附屬公司之權益產生	2,713
於二零零四年十二月三十一日及二零零五年一月一日	2,713
採納香港財務報告準則第3號後撇銷累積攤銷(附註第2項)	(407)
於二零零五年十二月三十一日	2,306
攤銷	
於二零零四年一月一日	–
本年度攤銷	407
於二零零四年十二月三十一日及二零零五年一月一日	407
採納香港財務報告準則第3號後撇銷累積攤銷(附註第2項)	(407)
於二零零五年十二月三十一日	–
賬面金額	
於二零零五年十二月三十一日	2,306
於二零零四年十二月三十一日	2,306

於二零零四年，由增加於一間附屬公司之權益產生之商譽分五年期攤銷。

商譽減值測試資料列載於附註第20項內。

20. 商譽之減值測試

如附註第7項所闡釋，本集團採用業務分類為其呈報之主要分類。就減值測試，具有無限使用年期之商譽(見附註第19項)已被分配至一個現金產生單位，包括歸類於「汽車及汽車配件」之附屬公司。於二零零五年十二月三十一日，商譽賬面值(扣除累積攤銷)約為港幣2,306,000元。

於截至二零零五年十二月三十一日止年度，本集團董事確認本集團含有商譽之現金產生單位並無減值。

上述現金產生該單位可收回金額乃依據一項使用價值計算釐定。計算採用之現金流量預測乃基於管理層批准之一項涉時五年之財務預算，及10%折現率。使用價值計算之另一項關鍵假設乃預算毛利，該預算毛利乃依據該現金產生單位之過往表現及管理層對市場發展之預期而釐定。

於二零零五年十二月三十一日，本集團汽車之賬面淨值包括價值港幣442,400元(二零零四年：港幣582,000元)之融資租賃資產。本集團之租賃土地及樓宇已於一九九六年及二零零五年，由與本集團無關聯之獨立合資格專業估值師依據公開市場價值基準估值。

於一九九六年及二零零五年之估值，包括租賃土地及樓宇被停止歸類為投資物業時，該等租賃土地及樓宇之賬面值(等同其近似公平值)。假如租賃物業以其歷史成本減累積折舊，攤銷及減值虧損後入賬，則租賃物業之賬面值將為港幣14,086,000元(二零零四年：港幣8,765,000元)。

本集團以賬面金額約港幣84,347,000元(二零零四年：港幣112,208,000元)之土地及樓宇作為抵押，藉以為授予本集團之信貸擔保。(參閱附註第47項)

本公司	物業裝修	傢俬、裝置及設備	汽車	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
成本值				
於二零零四年一月一日	6,635	21,960	2,647	31,242
添置	8	103	–	111
由一間附屬公司轉撥	–	263	–	263
出售	–	–	(650)	(650)
於二零零四年十二月三十一日及二零零五年一月一日	6,643	22,326	1,997	30,966
添置	–	208	–	208
由一間附屬公司轉撥	–	41	–	41
出售	(399)	(6,227)	–	(6,626)
於二零零五年十二月三十一日	6,244	16,348	1,997	24,589
累積折舊				
於二零零四年一月一日	6,604	21,600	1,851	30,055
本年度折舊	15	159	179	353
由一間附屬公司轉撥	–	263	–	263
於出售時撇銷	–	–	(173)	(173)
於二零零四年十二月三十一日及二零零五年一月一日	6,619	22,022	1,857	30,498
本年度折舊	8	150	138	296
於出售時撇銷	(399)	(6,227)	–	(6,626)
於二零零五年十二月三十一日	6,228	15,945	1,995	24,168
賬面淨值				
於二零零五年十二月三十一日	16	403	2	421
於二零零四年十二月三十一日	24	304	140	468

18. 物業、廠房及設備

	在香港根據中期契約持有之土地及樓宇 港幣千元	物業裝修 港幣千元	傢俬、裝置及設備 港幣千元	機器及工具 港幣千元	汽車 港幣千元	總額 港幣千元
本集團						
成本值或估值						
於二零零四年一月一日	210,486	19,667	49,771	9,078	7,677	296,679
匯兑差額	–	2	51	7	13	73
添置	–	117	227	519	1,721	2,584
轉撥至投資物業	(70,556)	–	–	–	–	(70,556)
重新歸類	–	–	263	(263)	–	–
出售	–	(116)	(9,489)	(128)	(1,090)	(10,823)
於二零零四年十二月三十一日及二零零五年一月一日	139,930	19,670	40,823	9,213	8,321	217,957
匯兑差額	–	(2)	(20)	(1)	(20)	(43)
添置	–	10,559	3,166	2,239	2,919	18,883
轉撥至投資物業	(38,965)	–	–	–	–	(38,965)
由投資物業轉撥	5,558	–	–	–	–	5,558
重新歸類	–	–	856	(856)	–	–
出售	–	(6,102)	(12,694)	(2,977)	(4,356)	(26,129)
於二零零五年十二月三十一日	106,523	24,125	32,131	7,618	6,864	177,261
包括：						
按成本	90,325	24,125	32,131	7,618	6,864	161,063
按一九九六年估值	10,640	–	–	–	–	10,640
按二零零五年估值	5,558	–	–	–	–	5,558
	106,523	24,125	32,131	7,618	6,864	177,261
累積折舊						
於二零零四年一月一日	36,992	18,591	47,467	8,286	5,324	116,660
匯兑差額	–	2	46	3	15	66
本年度折舊	4,084	391	818	405	1,075	6,773
轉撥至投資物業	(13,354)	–	–	–	–	(13,354)
重新歸類	–	–	263	(263)	–	–
出售時撤銷	–	(67)	(9,175)	(114)	(360)	(9,716)
於二零零四年十二月三十一日及二零零五年一月一日	27,722	18,917	39,419	8,317	6,054	100,429
匯兑差額	–	(1)	(20)	(1)	(8)	(30)
本年度折舊	2,871	866	895	373	676	5,681
轉撥至投資物業	(8,417)	–	–	–	–	(8,417)
重新歸類	–	–	724	(724)	–	–
出售時撤銷	–	(5,826)	(12,510)	(2,975)	(1,755)	(23,066)
於二零零五年十二月三十一日	22,176	13,956	28,508	4,990	4,967	74,597
賬面淨值						
於二零零五年十二月三十一日	84,347	10,169	3,623	2,628	1,897	102,664
於二零零四年十二月三十一日	112,208	753	1,404	896	2,267	117,528

16. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用約為港幣1,499,000元(二零零四年：港幣1,642,000元)，此數額乃本集團按強積金條例指定比率對該基金之應付供款。

除香港以外之附屬公司外，本集團就定額供款計劃之應付供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣919,000元(二零零四年：港幣661,000元)。

17. 投資物業

	在香港根據中期契約持有之投資物業	在香港以外地區根據中期契約持有之投資物業	總額
	港幣千元	*港幣千元*	*港幣千元*
本集團			
公平值			
於二零零四年一月一日	87,783	28,914	116,697
由物業、廠房及設備轉撥(附註第18項)	57,202	—	57,202
於損益表確認之公平值增加／(減少)	14,496	(16,090)	(1,594)
於二零零四年十二月三十一日及二零零五年一月一日	159,481	12,824	172,305
出售	—	(9,176)	(9,176)
由物業、廠房及設備轉撥(附註第18項)	30,548	—	30,548
轉撥至物業、廠房及設備(附註第18項)	(5,558)	—	(5,558)
於損益表確認之公平值增加	12,728	—	12,728
於二零零五年十二月三十一日	197,199	3,648	200,847

本集團投資物業於二零零五年十二月三十一日由獨立專業估值師邦盟匯駿評估有限公司(二零零四年：普敦國際評估有限公司)按公開市場及現有使用基準進行重估。

本集團已租出或空置作出租用途之投資物業均屬經營租賃，有關概要的進一步詳情載於財務報表附註第43項。

本集團以賬面金額約港幣197,199,000元之投資物業(二零零四年：港幣159,481,000元)作為抵押，藉以為授予本集團之信貸作擔保。(參閱附註第47項)

	袍金 港幣千元	其他酬金 薪金及其他福利 港幣千元	與業務表現相關之獎金 港幣千元	退休福利計劃之供款 港幣千元	酬金總額 港幣千元
非執行董事					
余金霞	20	–	–	–	20
獨立非執行董事					
李卓民	50	–	–	–	50
陳文生	50	–	–	–	50
陳德興（於二零零四年九月一日委任）	27	–	–	–	27
	127	–	–	–	127
二零零四年總額	147	3,577	657	30	4,411

與業務表現相關之獎金乃依據本集團之營業額或除税後盈利之若干百分比釐定。

並無任何董事於年內放棄或同意放棄任何酬金。

(乙) 僱員酬金

年內，五位薪酬最高人士中，三位為董事（二零零四年：兩位董事），其酬金細節已於上文附註第15（甲）項內披露。餘下薪酬最高人士之酬金如下：

	二零零五年 港幣千元	二零零四年 港幣千元
薪金及其他福利	1,861	2,735
與業務相關表現之獎金	1,933	730
退休福利計劃之供款	16	36
	3,810	3,501

於下列酬金範圍，最高酬金之人士數目如下：

	二零零五年 僱員人數	二零零四年 僱員人數
港幣		
零元至1,000,000元	1	1
1,000,001元至1,500,000元	–	1
1,500,001元至2,000,000元	–	1
2,500,001元至3,000,000元	1	–
	2	3

14. 每股盈利

每股基本盈利之計算方法，乃根據權益持有人應佔盈利約港幣35,461,000元(二零零四年：港幣1,722,000元)及年內已發行普通股之加權平均數2,216,154,331股普通股(二零零四年：2,216,154,331股)計算。

由於本公司之未行使認股權及可換股貸款票據之行使價高於兩個年度之股份平均市價，故並無每股攤薄盈利。

15. 董事及僱員酬金

(甲) 董事酬金

已付或應付給十名董事(二零零四年：九名董事)每人之酬金如下：

		其他酬金			
	袍金	薪金及其他福利	與業務表現相關之獎金	退休福利計劃之供款	酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
執行董事					
李永森	–	–	320	–	320
李文輝	–	2,380	3,655	12	6,047
李文彬	–	–	230	4	234
孫志冲	–	860	449	12	1,321
汪滌東	–	812	520	12	1,344
	–	4,052	5,174	40	9,266
非執行董事					
余金霞	30	–	10	–	40
獨立非執行董事					
李卓民	80	–	–	–	80
陳文生	80	–	–	–	80
張應坤(於二零零五年十一月三日委任)	13	–	–	–	13
陳德興(於二零零五年十一月三日辭任)	67	–	–	–	67
	240	–	–	–	240
二零零五年總額	270	4,052	5,184	40	9,546
執行董事					
李永森	–	–	–	–	–
李文輝	–	2,412	602	12	3,026
李文彬	–	–	–	–	–
孫志冲	–	860	55	12	927
汪滌東(於二零零四年六月二十八日委任)	–	305	–	6	311
	–	3,577	657	30	4,264

12. 重組費用

二零零四年五月，本集團展開一項整體性節約計劃，以減低員工成本及其他開支。根據節約計劃，已終止聘用若干員工，而有關遣散費港幣1,320,000元亦已計入截至二零零四年十二月三十一日止年度之重組費用。

13. 所得稅

開支／(撥回)包括：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
本年度稅項：		
香港利得稅	138	243
海外所得稅	306	170
	444	413
遞延稅項：		
本年度	11,058	(29,915)
本公司及其附屬公司應佔所得稅	11,502	(29,502)

香港利得稅乃根據本年度於香港產生之估計應課稅盈利按17.5%(二零零四年：17.5%)計算。

海外稅項乃根據各自司法權區之現行稅率計算。

本年度稅項開支／(撥回)可與除稅前盈利／(虧損)調節如下：

	二零零五年 *港幣千元*	%	二零零四年 *港幣千元*	%
除稅前盈利／(虧損)	48,898		(28,601)	
按香港利得稅稅率17.5%計算之稅項	8,557	17.5	(5,005)	(17.5)
應佔聯營公司業績之稅務影響	3,629	7.4	3,455	12.1
就稅務目的不可扣減開支之稅務影響	18,691	38.2	13,599	47.5
就稅務目的無需課稅之稅務影響	(14,813)	(30.3)	(19,210)	(67.2)
未予確認之遞延稅項資產之稅務影響	–	–	1	0.0
動用先前未予確認之遞延稅項資產	(6,136)	(12.5)	(4,745)	(16.6)
未予確認稅項虧損之稅務影響	1,788	3.7	3,944	13.8
已確認為遞延稅項資產之稅項虧損之稅務影響	–	–	(21,300)	(74.5)
於其他司法權區經營之附屬公司及聯營公司不同稅率之影響	58	0.1	(60)	(0.2)
其他	(272)	(0.6)	(181)	(0.6)
本年度稅項開支／(撥回)及有效稅率	11,502	23.5	(29,502)	(103.2)

應佔聯營公司之應佔稅項約為港幣88,000元(二零零四年：無)已計入綜合損益表內之「應佔聯營公司業績」。

9. 經營盈利

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
經營盈利已扣除：		
核數師酬金	730	662
折舊：		
自置資產	5,533	6,604
融資租賃資產	148	169
僱員成本，包括董事酬金	63,315	56,958
出售物業、廠房及設備之虧損	77	558
確認為開支之存貨成本（包括存貨減值至可變現淨值港幣1,736,000元（二零零四年：港幣624,000元））	549,330	487,512
商譽：		
年內攤銷	–	407
公平值虧損：		
可供出售之金融資產	175	–
其他以公平值計入損益之金融資產	81	–
衍生金融工具	17	–
外幣匯兌淨差額	696	332
並已計入：		
持有其他投資之未變現收益	–	1
利息收入	349	48

10. 財務費用

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	4,914	4,064
五年後全數償還之其他貸款	–	3,272
可換股貸款票據之實際利息支出 *（附註第31項）*	871	–
應付一間關聯公司非流動免息款項之應計利息支出	487	–
	6,272	7,336
融資租賃費用	13	8
銀行費用	400	558
	6,685	7,902

11. 出售附屬公司之虧損淨額

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
出售附屬公司之虧損淨額	–	1,745

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國(香港及澳門除外)(「中國」)及澳門。下表按市場地區分析本集團之營業額(不論商品／服務之原產地)：

	地區分類之營業額		對經營業績之貢獻	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	571,499	449,798	22,984	14,775
新加坡	56,027	53,160	51	353
馬來西亞	29,790	26,717	1,542	1,392
中國	11,931	58,824	(5,526)	(17,011)
澳門	19,966	27,871	845	478
其他	557	2,248	95	58
	689,770	618,618	19,991	45
其他營業收入			10,721	6,788
債務清償收益			88,178	–
司法索償撥備			(30,656)	–
未分類公司支出			(11,912)	(4,724)
經營盈利			76,322	2,109

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

	分類資產賬面金額		資本支出	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	487,654	438,971	18,355	3,997
新加坡	22,991	20,343	349	767
馬來西亞	13,514	11,064	83	120
中國	91,406	141,235	96	–
澳門	41	48	–	–
	615,606	611,661	18,883	4,884

8. 其他營業收入

	二零零五年	二零零四年
	港幣千元	*港幣千元*
租金收入(扣除支出港幣5,104,000元 (二零零四年：港幣5,537,000元)前)	7,684	6,439
佣金收入	1,050	349
一項終止協議之賠償	1,500	–
豁免應付一間關聯公司 非流動免息款項之應計利息支出	487	–
	10,721	6,788

二零零四年

	空調產品 *港幣千元*	影音設備及其他電器產品 *港幣千元*	汽車及汽車配件 *港幣千元*	直銷 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
綜合資產負債表								
資產								
分類資產	41,393	50,635	95,824	2,555	209,316	–	–	399,723
於聯營公司之權益	–	75,161	4,765	–	–	–	–	79,926
未分類公司資產								132,012
綜合總資產								611,661
負債								
分類負債	27,452	26,437	71,980	1,387	10,455	–	–	137,711
未分類公司負債								209,022
綜合總負債								346,733
其他資料								
資本支出	10	882	2,804	26	–	1,162	–	4,884
折舊及攤銷	76	311	1,689	44	33	5,027	–	7,180
投資物業公平值虧損	–	–	–	–	1,594	–	–	1,594
持作出售物業減值撥回至可變現淨值	–	–	–	–	(2,207)	–	–	(2,207)

二零零四年

	空調產品 *港幣千元*	影音設備及其他電器產品 *港幣千元*	汽車及汽車配件 *港幣千元*	直銷 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
營業額								
外部銷售收益	122,449	137,543	314,590	44,036	–	–	–	618,618
業務之間銷售收益	1,096	5,615	–	107	–	–	(6,818)	–
營業總額	123,545	143,158	314,590	44,143	–	–	(6,818)	618,618

業務之間銷售收益以當時市場價格入賬。

	空調產品 *港幣千元*	影音設備及其他電器產品 *港幣千元*	汽車及汽車配件 *港幣千元*	直銷 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
業績								
分類業績	3,931	(490)	10,338	(6,632)	(1,006)	–	692	6,833
未分類公司支出								(4,724)
經營盈利								2,109
財務費用								(7,902)
出售附屬公司之虧損淨額	–	–	–	–	(1,745)	–	–	(1,745)
重組費用								(1,320)
應佔聯營公司業績	–	(17,483)	(2,260)	–	–	–	–	(19,743)
除稅前虧損								(28,601)
所得稅撥回								29,502
本年度盈利								901

二零零五年

	空調產品 *港幣千元*	影音設備及其他電器產品 *港幣千元*	汽車及汽車配件 *港幣千元*	直銷 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
綜合資產負債表								
資產								
分類資產	26,790	50,643	126,386	1	227,384	8,249	–	439,453
於聯營公司之權益	–	52,930	7,615	–	–	–	–	60,545
未分類公司資產								115,608
綜合總資產								615,606
負債								
分類負債	18,139	21,154	86,711	–	3,884	37	–	129,925
未分類公司負債								181,160
綜合總負債								311,085
其他資料								
資本支出	303	295	16,074	–	–	2,211	–	18,883
折舊及攤銷	117	325	1,806	–	2,871	562	–	5,681
投資物業公平值收益	–	–	–	–	(12,728)	–	–	(12,728)
持作出售物業減值撥回至可變現淨值	–	–	–	–	(3,330)	–	–	(3,330)

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備（包括汽車音響產品）及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

有關該等業務之分類資料呈列如下：

二零零五年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額								
外部銷售收益	97,987	212,161	377,845	1,777	–	–	–	689,770
業務之間銷售收益	761	157	–	30	–	–	(948)	–
營業總額	98,748	212,318	377,845	1,807	–	–	(948)	689,770

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
業績								
分類業績	2,353	4,740	11,576	(962)	12,749	(361)	130	30,225
債務清償收益								88,178
未分類其他營業收入								487
司法索償撥備								(30,656)
未分類公司支出								(11,912)
經營盈利								76,322
財務費用								(6,685)
應佔聯營公司業績	–	(23,455)	2,716	–	–	–	–	(20,739)
除税前盈利								48,898
所得税開支								(11,502)
本年度盈利								37,396

5. 關鍵會計判斷及重要估計不確定因素

於執行公司會計政策（詳見附註第3項）過程，管理層作出如下對財務報表內確認金額有重要影響之判斷。具有可能導致下一財政年度資產及負債賬面值重要調整風險的有關未來之重要假設，及於結算日之重要估計不確定因素亦在下文討論。

壞賬及呆賬撥備

本集團之壞賬及呆賬撥備政策，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每名客戶之現有信貸能力及過往收賬紀錄。若本集團客戶之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

存貨撥備

本集團管理層於每個結算日審查賬齡分析，對陳舊及滯銷存貨計提撥備。管理層主要依據最後發票價格及現行市況估計此等製成品之可變現淨值。本集團於每個結算日逐項產品進行存貨審核，對陳舊存貨計提撥備。

估計商譽減值

釐定商譽是否減值需要對商譽分配之現金產生單位之使用價值進行估計。該使用價值計算需要本集團估計有關現金產生單位預期產生之未來現金流量及適當折現率，以計算現值。於二零零五年十二月三十一日，商譽賬面值為港幣2,306,000元。可收回金額計算詳情披露於附註第20項。

所得稅

本集團須於眾多司法權區繳納所得稅。釐定全球範圍之所得稅撥備須作出重要判斷。最終稅務結果不同於初步紀錄金額，有關差異將於作出釐定年度內之稅項賬目作出調整。

6. 營業額

	二零零五年	二零零四年
	港幣千元	*港幣千元*
銷售商品予客戶，扣除退回及折扣	642,964	576,232
保養維修服務之收入	46,806	42,386
	689,770	618,618

7. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

減值

於每個結算日，本集團會對有形資產及無形資產之賬面金額進行核查，以確定是否有跡象顯示這些資產已蒙受減值虧損。倘估計資產之可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回，該資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

4. 金融風險管理目標及政策

本集團主要金融工具包括股票及債券投資、貸款、貿易應收款項，貿易應付款項及可換股貸款票據。此等金融工具之詳情於各自附註內披露。該等金融工具有關風險及減少該等風險之政策陳述如下。管理層對此類風險進行管理及監察，以確保及時有效採取恰當措施。

貨幣風險

本公司數間附屬公司有以外幣計值之銷售，令本集團面對外幣風險。為減低外幣風險，依據本集團風險管理政策，就高度可能之預計外幣銷售將簽訂外滙遠期合約。

本集團若干貿易應收款項、應收貸款及借款乃以外幣計值。管理層監察外滙風險並將考慮於必要時對沖重大外幣風險。

公平值利率風險

本集團之公平值利率風險主要涉及定息貸款（見附註第34項）。就此等定息貸款，本集團極力採用不同的貸款利率。

此外，本集團之計息融資租賃債務及銀行借貸承受利率變動風險。本集團之融資租賃債務及銀行借貸之利率及償還條款分別於附註第34及33項披露。

信貸風險

若交易對手未能履行責任，本集團就於二零零五年十二月三十一日每類已確認之金融資產所面對之最大信貸風險，乃於綜合資產負債表呈列之該等資產之賬面值。為使信貸風險減至最小，本集團已委派一組人員負責釐定信貸額度，信貸批准及其他監察程序，確保對過期債務採取跟進行動。此外，本集團於每個結算日對每項貿易應收債項之可收回金額進行審核，確保對不可收回金額計提足夠減值虧損。因此，董事認為本集團之信貸風險已大幅降低。

流動資金風險

本集團的流動資金風險管理包括分散資金來源。本集團定期檢討其主要資金來源狀況，確保擁有足夠財務資源以應付其財務承擔。

金融負債及權益

由一間集團公司發行之金融負債及權益工具，乃依據所簽署合約安排之實質，及對金融負債及權益工具之界定進行歸類。

一項權益工具乃證明於本集團資產之剩餘權益(扣減其所有負債後)之任何合約。本集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權益工具所採納之會計政策列載如下。

其他金融負債

其他金融負債包括貿易及其他應付款項，應付關聯公司款項，銀行貸款及融資租賃承擔採用實際利率方法計算攤銷成本入賬。

可換股貸款票據

本集團發行之可換股貸款票據包含金融負債及金融權益部分，並於初步確認時分開歸類於各自負債及權益部分。於初步確認時，負債部分之公平值乃按類似非可換股債券之現行市場息率釐定。發行可換股貸款票據所得款項淨額與歸入負債部分之公平值之差額(代表持有人將貸款票據轉換為權益之內置認購期權)計入權益(可換股貸款票據權益儲備)。

其後期間可換股貸款票據之負債部分採用實際利率法以攤銷成本入賬。權益部分(代表將負債部分轉換為本公司普通股之期權)將保留於可換股貸款票據儲備內直至內置期權被行使，(此時於可換股貸款票據權益儲備呈列之餘額將轉撥至股份溢價)。若該期權於到期日仍未行使，則於可換股貸款票據權益儲備呈列之餘額將被用於撥入保留盈利。期權於換股或失效時之損益概不會於損益內確認。

發行可換股貸款票據有關交易成本乃按所得款項分配比例，分配至負債及權益部分。與權益部分相關之交易成本直接從權益扣除。與負債部分相關之交易成本計入負債部分之賬面值並以實際利率法於可換股貸款票據年期內攤銷。

終止確認

當自一項金融資產收取現金流量之權利屆滿，或該項金融資產已轉讓且本集團已大體上轉移該金融資產所有權之全部風險及報償，該金融資產即被終止確認。於終止確認某項金融資產時，有關資產賬面值及已收代價之和，與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

金融負債則自本集團之資產負債表內移除(即當有關合約規定之責任被解除、取消或屆滿之時)。被終止確認之金融負債賬面值與已收代價之差額乃於損益內確認。

持有供出售物業

持有供出售物業以成本及可兑現淨值之較低者呈列。

之公平值或從中扣減(按適用者而定)。直接歸於收購金融資產或金融負債，且以公平值計入損益的交易成本即時計入損益。

金融資產

本集團之金融資產劃分為四類，包括以公平值計入損益的金融資產，貸款及應收款項，持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認及終止確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策說明如下。

以公平值計入損益的金融資產

以公平值計入損益的金融資產包括兩個分類，即持作買賣之金融資產及於初步確認時即定為以公平值計入損益之金融資產。於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。

貸款及應收款項

貸款及應收款項乃固定或可釐定付款，並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日，貸款及應收款項(包括貿易及其他應收款項及應收聯營公司款項)按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬。若有客觀證據顯示有關資產已減值，則於損益內確認減值虧損，其金額乃以該項資產之賬面值於以初始實際利率折現估計未來現金流量之現值之差額計量。若在較後期間，可收回金額增加而該增加是可客觀地與確認減值後發生事件有關連，減值虧損予以撥回，惟於減值撥回之日的資產賬面金額不得超過假如並無確認減值的已攤銷成本。

可供出售金融資產

可供出售金融資產乃被指定為或者無法歸入其他(如上所述)類別的非衍生金融工具。於初步確認後之每個結算日，可供出售金融資產以公平值計量。公平值變化於權益內確認，直至該金融資產被出售或被釐定應予減值，屆時之前已在權益內確認的累積損益將被剔除於權益，並於損益內確認。可供出售金融資產之任何減值虧損均於損益內確認。可供出售股票投資的減值虧損不會於隨後期間撥回。就可供出售債務投資而言，如其後該投資之公平價值增加，而該增加是可客觀地與確認減值虧損後發生的事件有關連，減值虧損隨後撥回。

於活躍市場並無可報市價而其公平值未能可靠地計量，且有相連之衍生工具及必須以交付無報價股票工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量。若有客觀證據顯示資產已減值，即確認減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。此等減值虧損概不於往後期間內撥回。

物業、機器及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時不再確認。於不再確認該資產時所產生之任何收益或虧損(以出售所得款項淨額與該項目之賬面值之差額計算)，將計入不再確認年度之綜合收益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

於初步確認時，投資物業以成本入賬(包括任何直接應佔支出)。初步確認後，投資物業採用公平值模型計量。投資物業公平值變動產生之損益計入發生期間之損益賬。

一項投資物業被出售或該投資物業永久停止使用，或預期出售該項投資物業不會產生任何未來經濟收益，則該項投資物業被終止確認。終止確認某項資產產生之任何損益(按出售所得款項淨額與該資產賬面值之差計算)均列入有關項目被終止確認年度之損益表。

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中，現金及現金等值項目包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。銀行透支呈列於資產負債表流動負債之貸款內。

撥備及或然負債

當本集團具有一項因過往事件導致之當前責任，且很有可能本集團被要求履行該項責任時，即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計，若影響重大則將金額貼現為現值。

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在賬目附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

金融工具

當本集團企業成為金融工具合約其中一方時，於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本(以公平值計入損益的金融資產及金融負債除外)，於初步確認時計入金融資產或負債

現行應繳税項根據本年度之應課税盈利計算。應課税盈利與損益表內呈報之純利兩者差異乃基於其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税及不獲扣減之損益表項目所致。

遞延税項乃為財務報表內資產及負債賬面值與計算應課税盈利所用相應税基間之差異而產生之應繳付或可退回税項，並採用資產負債表負債法入賬。遞延税項負債一般按所有應課税之暫時性差異予以確認，而遞延税項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課税盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響税務盈利或會計盈利之交易中初步確認（業務合併之情況下除外）之其他資產及負債而引致，則有關資產及負債不予確認。

遞延税項負債按於附屬公司及聯營公司之投資所引致之應課税暫時性差異而予以確認，惟本集團可控制撥回之暫時性差異及不大可能於可見將來撥回之暫時性差異則除外。

遞延税項資產之賬面值於每個結算日作檢討，並作出調減直至不再可能會有足夠應課税盈利恢復全部或部分資產價值。

遞延税項按預計於償還負債或變現資產之期間內按適用之税率計算。遞延税項於損益中扣除或計入，惟倘遞延税項與直接在權益中扣除或計入權益之項目有關，在此情況下遞延税項亦會於權益中處理。

物業、廠房及設備

物業、廠房及設備均以成本值減除累計折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值，按其估計之可使用年期以直線法撇銷，所使用之年率如下：

－以中期契約持有之土地	契約尚餘年期
－建於中期契約土地上之樓宇	$2^1/_2$－5%
－物業裝修	20%
－傢俬、裝置及設備	10－20%
－機器及工具	20－$33^1/_3$%
－汽車	20－25%

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

就租賃分類而言一項土地及樓宇租賃中之土地及樓宇部分乃分開考慮，惟不能在土地及樓宇部份之間可靠地分配租賃款項者除外，而在此情況下，整項租賃一般被視為融資租約。倘可在土地及樓宇之間做出可靠之租賃款項分配，則土地之租賃權益將重新分類為經營租賃下之預付租賃款項，並按成本列賬及以直綫法於租期內攤銷。此會計政策之變動已追溯應用。倘未能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將繼續入賬為物業、機器及設備。由於董事認為在土地及樓宇部分部之間未能作出可靠分配，故並無於本財務報表中重列。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產(或倘屬較低者，則以最低租賃付款之現值)。承租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，以就每段會計期間計算出債務餘額之固定支出率。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣(外幣)進行之交易，一律以交易日現行滙率折算為其功能貨幣(即該企業經營之主要經濟環境通用之貨幣)入賬。於每個結算日，以外幣計值之貨幣項目以結算日現行滙率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行滙率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

因貨幣項目結算及貨幣項目折算產生之滙兑差額於產生期內之損益賬內確認，惟構成本集團對一項外國業務淨投資之貨幣項目所產生之滙兑差額除外，此類滙兑差額於綜合財務報表之權益部分確認。以公平值入賬之非貨幣項目，其重新折算產生之滙兑差額於當期損益賬內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之滙兑差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣(如港元)，而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出現大幅波動則作別論，於此情況下，則採用於換算當日之適用匯率。所產生之匯兑差額(如有)乃確認作股本之獨立部分(匯兑儲備)。該等匯兑差額乃於海外業務被出售之期間內於損益賬內確認。

於二零零五年一月一日或以後，於收購海外業務時產生之有關所收購可識別資產之商譽及公平值調整乃處理為該海外經營業務之資產及負債，並按於結算日之適用匯率進行換算。產生之匯兑差額乃於匯兑儲備內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

所獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。當現金產生單位可收回值低於其賬面值，將首先分配減值虧損抵減該單位所獲分配任何商譽之賬面值，再依據該單位內每項資產賬面值按比例抵減其他資產。商譽之減值虧損於損益表內直接確認。商譽減值虧損並不於隨後期間內撥回。

之後一間附屬公司或聯營公司若被出售，則資本化商譽之應佔金額概於計算出售之盈利或虧損時計入。

收入確認

收益包括本集團日常業務中出售貨品及服務的已收或應收代價的公平值。收益在扣除退貨、回佣及折扣，及抵銷本集團間之銷售後列帳。收益按以下基準確認：

銷售商品收入乃於交貨及所有權已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用實際利率（即將該金融資產之估計未來現金流入量準確折現至其賬面淨額之利率）計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權利確認後方予入賬。

分部報告

業務分部乃一組提供產品或服務的資產及業務，所涉風險及回報與其他業務分部不同。地區分部指於個別經濟環境提供產品或服務，而所涉風險及回報有別於其他經濟環境經營之分部。

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之未到期淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

於附屬公司之投資

附屬公司指本集團有權控制其財務及營運政策並一般持有過半數投票權之所有公司（包括特定用途公司）。當評估本集團是否控制另一家公司時，將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入本公司之資產負債表內。

於聯營公司之權益

聯營公司指本集團對其有重大影響力但並無控制權，且一般持有20%至50%投票權之所有公司。

聯營公司之業績，資產及負債乃以會計權益法綜合入財務資料。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益（其包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份），則本集團不再繼續確認其份佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

倘與本集團之一間聯營公司進行一組交易，則損益以本集團於有關聯營公司中之權益為限撇銷。

商譽

於二零零五年一月一日之前因收購所產生之商譽

因收購一間附屬公司或聯營公司（且協議日期早於二零零五年一月一日）所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或聯營公司可辨別資產及負債公平值內權益之差額。

就於二零零一年一月一日後因收購產生且已資本化之商譽，本集團已自二零零五年一月一日起停止攤銷，而此類商譽每年（或當指標顯示商譽相關之現金產生單位可能出現減值時）進行減值測試（見下列會計政策）。

於二零零五年一月一日或之後因收購所產生之商譽

因收購一間附屬公司或聯營公司（且協議日期為或遲於二零零五年一月一日）所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或聯營公司可辨別資產、負債及或然負債公平值內權益之差額。此等商譽乃按成本減任何累計減值虧損入賬。

因收購一間附屬公司所產生且已資本化之商譽於資產負債表內獨立呈列。因收購一間聯營公司所產生之資本化商譽（以權益會計法計算），計入有關聯營公司之投資成本。

就減值測試，因收購產生之商譽被分配至每個預期因收購而產生協同效應之相關現金產生單位或單位組。獲分配商譽之現金產生單位將每年（或有指標顯示商譽相關之現金產生單位可能出現減值時）進行減值測試。於某財政年度因收購產生商譽時，

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
採納香港財務報告準則第3號之影響：		
行政費用減少－商譽攤銷	407	—
每股盈利（基本及攤薄）增加	0.02仙	—
採納香港會計準則第39號之影響：		
可供出售金融資產增加	527	—
證券投資減少	527	—
以公平值計入損益之金融資產增加	20	—
其他投資減少	20	—
衍生金融工具增加	3,910	—
行政費用增加：		
－可供出售金融資產	175	—
－衍生金融工具	17	—
每股盈利（基本及攤薄）減少	0.01仙	—

本集團並無提前採用以下已公布但尚未生效之新訂／經修訂準則及詮釋。

香港會計準則第1號（修訂）	資本披露
香港會計準則第19號（修訂）	精算損益，集團計劃及披露
香港會計準則第39號（修訂）	就預計集團間交易之現金流量對沖會計
香港會計準則第39號（修訂）	公平值認股權
香港會計準則 第39號及 香港財務報告準則第4號（修訂）	金融擔保合約
香港財務報告準則第7號	金融工具：披露
香港財務報告準則－詮釋第4號	確定一項安排是否含有一項租賃

3. 主要會計政策

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期（倘適用）止計算在內。

必要時，將調整附屬公司之財務報表，以令彼等之會計政策與本集團其他成員所採用者一致。

所有集團內公司間交易、結餘，收入及支出概於綜合時對銷。

就經綜合計算附屬公司，於彼等資產淨值之少數股東權益與本集團之權益分開呈列。資產淨值內少數股東權益包括於原始業務合併日期之權益，及自合併日期起少數股權之變化。少數股東應佔且數額超逾少數股東於附屬公司權益之虧損，乃針對本集團之權益進行分配，惟少數股東有具約束力責任並能夠作出額外投資彌補虧損之情形除外。

財務報告準則第2號對本集團之主要影響，乃其對授予本公司董事及僱員，於授出日確定之認股權公平值於整個待行使期之開支計量。運用香港財務報告準則第2號之前，於該類認股權行使之前，本集團並不確認其財務影響。

於採納香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」及香港會計準則第38號「無形資產」後，收購附屬公司、共同控制及聯營公司之商譽不再予以攤銷，由以往年度按其估計可使用年期進行攤銷，改為每年進行減值測試。任何於年度內確認之減值虧損於損益表扣除。此項會計政策之轉變已按預期由二零零五年一月一日起應用，而商譽攤銷已於二零零四年十二月三十一日終止。

會計政策之所有變動乃根據各自準則之過渡性條文而作出。除以下各項外，本集團所採納之所有準則均須追溯應用：

- 香港會計準則第16號－就自一項資產交易中購入之物業、廠房及設備，其初步計量乃依據公平值計算，且僅適用於未來交易；

- 香港會計準則第21號－作為海外業務一部分的、對商譽及公平值調整無追溯力之會計處理；

- 香港會計準則第39號－不允許根據此準則追溯確認、終止確認及計算金融資產及負債。本集團於二零零四年比較資料中就其他投資應用以往之會計實務準則第24號「證券投資會計」處理證券投資及對沖關係。會計實務準則第24號與香港會計準則第39號之會計差異所需之調整，已於二零零五年一月一日確定並確認；

- 香港會計準則第40號－由於本集團已採用公平值模式，本集團無須再重列比較資料，任何調整（包括對投資物業重估盈餘任何部分之重新分類）均須針對於二零零五年一月一日之保留溢利進行調整；

- 香港會計準則-詮釋第15號－於二零零五年一月一日前開始之任何租賃，其激勵措施均不要求確認；

- 香港財務報告準則第2號－所有於二零零二年十一月七日後授出且於二零零五年一月一日尚未歸屬之所有權益工具才須追溯應用；及

- 香港財務報告準則第3號－於二零零五年一月一日後不作追溯應用。

香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號（修訂）	金融資產及負債之過渡性及初步確認
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃－激勵措施
香港財務報告準則第2號	以股份方式支付
香港財務報告準則第3號	業務合併

除下文進一步載述者外，採納新訂／經修訂香港會計準則、詮釋及香港財務報告準則並無對本集團之會計政策造成重大影響。

概括而言：

－ 香港會計準則第1號對少數股東權益、應佔聯營公司除稅後業績淨額之呈列及其他披露事項造成影響。

－ 香港會計準則第2、7、8、10、16、23、27、28、33號及香港會計準則詮釋第15號對本集團政策並無重大影響。

－ 香港會計準則第21號並未對本集團政策造成實質影響。每個合併實體之功能貨幣均已按經修訂標準之指引進行重估。

－ 香港會計準則第24號對識別關連方及若干其他關聯方披露構成影響。

採納香港會計準則第17號「租賃」導致有關租賃土地由物業、廠房及設備重新分類為經營租賃之會計政策有變。倘土地及樓宇不能於收購日作可靠分配，土地及樓宇項目將繼續被視為物業、廠房及設備並以成本列賬。

採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」導致有關以公平值計入損益之其他金融資產及可供出售金融資產之分類之會計政策有變，同時亦導致按公平值確認衍生金融工具，公平值之變動於損益表確認。

於本年度，本集團首次應用香港會計準則第40號「投資物業」。本集團選擇運用公平價值模式對投資物業列賬，該模式規定由投資物業之公平價值轉變所產生之收益或虧損乃直接於其產生年度之損益內確認。於過往年度，根據以往之會計實務準則（「會計實務準則」）第13號，投資物業乃按公開市值計量，而重估盈餘或虧絀則計入投資物業重估儲備或於投資物業重估儲備扣除，除非該儲備之結餘不足以抵銷重估減值（在該情況下，重估減值超出投資物業重估儲備結餘之部分將於損益表扣除）。倘減值之前已於損益表扣除而及後產生重估增值，則相等於過往已扣除之減值部分會計入損益表。由二零零五年一月一日起，本集團已應用香港會計準則第40號之相關過渡性條文及選擇應用香港會計準則第40號。

於本年度，本集團採納香港財務報告準則第2號：「以股份形式支付」。該準則要求本集團於購買貨品或獲取服務以交換股份或股份權利（「權益結算交易」）時，或以一定數量股份或股份權利交換其他等值資產（「現金結算交易」）時，確認開支。香港

財務報表賬項附註

截至二零零五年十二月三十一日止年度

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要經營地點之地址於本年報公司資料部份披露。

本公司乃一間投資控股公司，其附屬公司主要從事高質素、名牌產品之進口、市場推廣、分銷業務、售後服務，為亞洲地區(特別是中華人民共和國(中國)大陸、香港、澳門、新加坡及馬來西亞市場)顧客提供服務。產品主要包括空調產品、家用電器、影音電子產品(包括汽車音響)、汽車及配件，以及其他電子產品。

財務報表以港幣(即本公司之功能貨幣)呈列。財務報表於二零零六年四月十一日由董事會批准並授權刊發。

2. 編製基準

此綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」，亦包含香港會計準則(「香港會計準則」)及其詮釋)、香港普遍接納之會計原則，香港公司條例之披露要求及香港聯合交易所有限公司證券上市規則(「上市規則」)之適用披露要求編製。該綜合財務報表按歷史成本慣例編製，惟若干可供出售金融資產之重估、以公平值計入損益之金融資產及金融負債(包括衍生金融工具)及以公平值入賬之投資物業例外。

依據香港財務報告準則編製財務報表，須採用若干關鍵會計估計。亦要求管理層於應用本公司會計政策時運用其判斷。

採納新訂／經修訂之香港財務報告準則

於二零零五年，本集團已採納以下有關其業務之香港財務報告準則之新訂／經修訂準則及詮釋。二零零四年之比較數字已根據有關之規定重列。

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量報表
香港會計準則第8號	會計政策、會計估計之變更及差錯
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利

	附註	二零零五年 港幣千元	二零零四年 港幣千元
投資業務			
出售投資物業		9,176	–
購買物業、廠房及設備		(18,883)	(2,584)
出售物業、廠房及設備所得款項		2,984	548
出售附屬公司所得款項	39	–	7,762
已收利息		349	228
增加於一間附屬公司之股權		–	(2,287)
於一間聯營公司之投資		–	(7,025)
投資業務所用現金淨額		(6,374)	(3,358)
融資業務			
新造銀行貸款		306,494	216,951
發行可換股貸款票據所得款項淨額		28,265	–
新訂融資租賃債務		–	540
償還銀行貸款		(260,662)	(261,043)
償還一名供應商墊付之貸款		(46,817)	–
因少數股東之出資而於一間附屬公司之股本增加		–	16
已付利息		(4,824)	(4,097)
償還融資租賃債務		(82)	(49)
償還一名少數股東之貸款		(128)	–
已付融資租賃費用		(13)	(8)
融資業務所得／(所用)現金淨額		22,233	(47,690)
現金及現金等值項目增加淨額		5,145	12,523
於一月一日之現金及現金等值項目		13,695	1,796
外幣匯率變動之影響		(237)	(624)
於十二月三十一日之現金及現金等值項目		18,603	13,695
現金及現金等值項目結餘分析			
即：			
現金及現金等值項目		24,009	15,952
銀行透支		(5,406)	(2,257)
		18,603	13,695

列載於第50至97頁之附註為該等財務報表之組成部分。

綜合現金流量表

截至二零零五年十二月三十一日止年度

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
經營業務		
除税前盈利／(虧損)	48,898	(28,601)
經作出以下調整：		
應佔聯營公司業績	20,739	19,743
利息收入	(349)	(48)
利息支出	6,272	7,336
融資租賃費用	13	8
折舊	5,681	6,773
商譽攤銷	—	407
應付附屬公司款項資本化之滙兑虧損	842	—
出售物業、廠房及設備之虧損	77	558
可供出售之金融資產公平值虧損	175	—
其他以公平值計入損益的金融資產公平值虧損	81	—
衍生金融工具公平值虧損	17	—
司法索償撥備	30,656	—
其他投資之未變現持有收益	—	(1)
持作出售物業減值至可變現淨值之撥回減值	(3,330)	(2,207)
投資物業公平值(收益)／虧損	(12,728)	1,594
出售附屬公司虧損淨額	—	1,745
一名供應商貸款之匯兑虧損	—	214
清償一項貸款之收益	(88,178)	—
豁免應付一間關聯公司非流動免息款項之應計利息支出	(487)	—
未計營運資金變動前之經營現金流量	8,379	7,521
存貨減少	3,866	22,110
持作出售物業減少	12,480	23,246
貿易往來及其他應收賬款增加	(31,246)	(7,674)
應收聯營公司款項減少／(增加)	4,403	(8,188)
應收關聯公司款項減少	—	2,085
貿易往來及其他應付賬款增加	12,612	21,752
應付票據(減少)／增加	(20,680)	4,932
應付董事款項減少	—	(1,619)
應付關聯公司款項減少	(274)	(429)
經營(所用)／所得現金	(10,460)	63,736
退回／(已付)香港利得税	44	(132)
已付海外税項	(298)	(33)
	(254)	(165)
經營業務(所用)／所得現金淨額	(10,714)	63,571

上表包括本集團應佔聯營公司之收購後累計虧損，詳情如下：

	港幣千元
於二零零四年一月一日	(27,616)
年內虧損	(19,743)
於二零零四年十二月三十一日	(47,359)
年內虧損	(20,739)
於二零零五年十二月三十一日	(68,098)

附註：本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

綜合權益變動報表

截至二零零五年十二月三十一日止年度

	本公司權益持有人應佔							
	股本 港幣千元	資本贖回儲備 港幣千元	外滙儲備 港幣千元	可換股貸款票據之權益部份 港幣千元	其他儲備 港幣千元 (附註)	累計虧損 港幣千元	少數股東權益 港幣千元	合計 港幣千元
本集團								
於二零零四年一月一日，前期呈報為權益	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
於二零零四年一月一日，前期獨立呈報為少數股東權益	–	–	–	–	–	–	–	–
於二零零四年一月一日，重列	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	(319)	–	–	–	–	(319)
直接於權益內確認之開支淨值	–	–	(319)	–	–	–	–	(319)
本年度盈利／(虧損)	–	–	–	–	–	1,722	(821)	901
本年度確認(支出)／收入總額	–	–	(319)	–	–	1,722	(821)	582
因一間附屬公司增加股本產生之增額	–	–	–	–	–	–	2,430	2,430
於二零零四年十二月三十一日及二零零五年一月一日，重列	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	2,012	–	–	–	–	2,012
直接於權益確認之收入淨額	–	–	2,012	–	–	–	–	2,012
本年度盈利	–	–	–	–	–	35,461	1,935	37,396
本年度確認收入總額	–	–	2,012	–	–	35,461	1,935	39,408
確認可換股貸款票據之權益部分	–	–	–	185	–	–	–	185
於二零零五年十二月三十一日	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521

資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元
非流動資產			
物業、廠房及設備	18	421	468
於附屬公司之投資	21	262,768	262,768
		263,189	263,236
流動資產			
貿易往來及其他應收賬款		813	1,421
應收附屬公司款項	25	176,405	69,400
其他投資	26	–	36
其他以公平值計入損益的金融資產	28	20	–
現金及現金等值項目		78	365
		177,316	71,222
流動負債			
貿易往來及其他應付賬款		3,217	2,826
應付附屬公司款項	25	157,723	65,065
應付關聯公司款項	32	877	2,177
		161,817	70,068
流動資產淨值		15,499	1,154
總資產減流動負債		278,688	264,390
非流動負債			
可換股貸款票據	31	28,951	–
應付一間關聯公司款項	32	1,162	–
		30,113	–
資產淨值		248,575	264,390
本公司權益持有人應佔資本及儲備			
股本	37	221,615	221,615
儲備	38	26,960	42,775
總權益		248,575	264,390

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重列)
非流動負債			
可換股貸款票據	31	28,951	–
一年後到期之融資租賃債務	33	319	408
一年後到期之貸款	34	13,727	131,624
一名少數股東貸款	35	–	128
應付一間關聯公司款項	32	5,352	–
遞延稅項負債	36	21,152	25,094
		69,501	157,254
資產淨值		304,521	264,928
資本及儲備			
股本	37	221,615	221,615
儲備		79,362	41,704
本公司權益持有人應佔權益		300,977	263,319
少數股東權益		3,544	1,609
總權益		304,521	264,928

列載於第50至97頁之附註為該等財務報表之組成部分。

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重列)
非流動資產			
投資物業	17	200,847	172,305
物業、廠房及設備	18	102,664	117,528
商譽	19	2,306	2,306
於聯營公司之權益	22	60,545	79,926
證券投資	26	—	702
可供出售之金融資產	27	527	—
遞延税項資產	36	6,300	21,300
		373,189	394,067
流動資產			
存貨	23	81,157	85,023
持作出售物業之可變現淨值		24,851	34,000
貿易往來及其他應收賬款	24	103,942	73,587
應收聯營公司款項	25	4,528	8,931
其他投資	26	—	101
其他以公平值計入損益的金融資產	28	20	—
衍生金融工具	46	3,910	—
現金及現金等值項目	47	24,009	15,952
		242,417	217,594
流動負債			
貿易往來及其他應付賬款	29	118,832	107,768
司法索償撥備	30	30,656	—
應付票據		18,160	38,840
應繳税項		421	241
應付關聯公司款項	32	4,100	9,726
一年內到期之融資租賃債務	33	82	84
一年內到期之貸款	34	69,333	32,820
		241,584	189,479
流動資產淨值		833	28,115
總資產減流動負債		374,022	422,182

2. 經審核財務報表

以下為摘錄自本公司截至二零零五年十二月三十一日止年度年報之本集團經審核財務報表：

綜合損益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重列)
營業額	6及7	689,770	618,618
銷售成本		(549,330)	(487,512)
毛利		140,440	131,106
其他營業收入	8	10,721	6,788
分銷費用		(50,413)	(55,850)
行政費用		(95,101)	(80,548)
出售持作出售物業之虧損		(2,905)	—
投資物業公平值收益／(虧損)	17	12,728	(1,594)
持作出售物業減值撥回至可變現淨值		3,330	2,207
債務清償收益	34	88,178	—
司法索償撥備	30	(30,656)	—
經營盈利	9	76,322	2,109
財務費用	10	(6,685)	(7,902)
出售附屬公司之虧損淨額	11	—	(1,745)
重組費用	12	—	(1,320)
應佔聯營公司業績	22	(20,739)	(19,743)
除税前盈利／(虧損)		48,898	(28,601)
所得税(開支)／撥回	13	(11,502)	29,502
本年度盈利		37,396	901
應佔：			
本公司權益持有人		35,461	1,722
少數股東權益		1,935	(821)
		37,396	901
本公司權益持有人應佔之每股盈利			
— 基本及攤薄	14	1.60仙	0.08仙

列載於第50至97頁之附註為該等財務報表之組成部分。

1. 財務資料概要

以下概述本集團截至二零零五年十二月三十一日止三個年度及截至二零零六年六月三十日止兩個六個月綜合損益表以及資產及負債：

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零三年	二零零四年	二零零五年	二零零五年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
	(經審核)	*(經審核)*	*(經審核)*	*(未經審核)*	*(未經審核)*
業績					
營業額	553,232	618,618	689,770	324,610	308,211
銷售成本	(432,584)	(487,512)	(549,330)	(261,026)	(244,929)
毛利	120,648	131,106	140,440	63,584	63,282
經營(虧損)／盈利	(49,377)	2,109	76,322	95,020	(5,801)
税前(虧損)／盈利	(82,632)	(28,601)	48,898	91,795	(10,409)
所得税(開支)／撥回	(2,699)	29,502	(11,502)	(12,426)	(6)
持作買賣之非流動資產之期內虧損	–	–	–	(3,008)	(6,093)
計入少數股東權益前(虧損)／盈利	(85,331)	901	37,396	76,361	(16,508)
少數股東權益	579	821	(1,935)	17	(177)
年內(虧損)／盈利	(84,752)	1,722	35,461	76,378	(16,685)
股息	0	0	0	0	0
每股(虧損)／盈利－基本(附註)	(6.35)仙	0.08仙	1.60仙	34.46仙	(7.53)仙
資產及負債					
總資產	646,322	611,661	615,606	610,586	753,521
總負債	(384,406)	(346,733)	(311,085)	(268,693)	(464,452)
資產淨值	261,916	264,928	304,521	341,893	289,069
少數股東權益	–	(1,609)	(3,544)	(1,592)	(3,934)
股東資金	261,916	263,319	300,977	340,301	285,135

附註： 根據本公司股東於二零零六年六月十五日召開之股東特別大會上所通過之一項決議案，本公司股本中每十股每股面值0.01港元之普通股合併為一股每股面值1.00港元之股份。上文披露之截至二零零三年、二零零四年及二零零五年十二月三十一日止年度每股(虧損)／盈利並無計入股份合併之影響。就說明而言，截至二零零三年、二零零四年及二零零五年十二月三十一日止年度之經調整每股(虧損)／盈利分別為(63.51)港仙、0.78港仙及16.00港仙。

財政狀況

截至二零零五年六月三十日止年度，經營虧損為5,981,685港元，為行政費用。此外，Xact產生388,626港元之財務費用。財務費用為本金額1,000,000美元之可換股票據之應付利息、承付票據及本金額530,400港元之6%無抵押票據。年內虧損為12,155,968港元。

自二零零四年四月十九日起至二零零四年六月三十日止期間

業務回顧

Xact於二零零四年四月十九日於內華達州成立。自成立日期至二零零四年六月三十日，Xact未從事任何業務。

財政狀況

自二零零四年四月十九日起至二零零四年六月三十日止期間，Xact未從事任何業務。於該期間，Xact已支付505,435港元之行政費用。

管理層討論及分析

截至二零零六年六月三十日止年度

業務回顧

由於Xact Aid之急救產品線並未能成功經營，Xact購入正在申請專利之儀器。該儀器可開發一種三重快速尿液檢驗方法，檢測出三種廣為人知普遍又透過性接觸傳染的疾病。為開發、推廣及銷售此項新產品，Xact與其當時之控股股東於二零零五年九月訂立特許協議(「特許協議」)，根據該協議，Xact授權以Xact之品牌名稱在全球使用該項正在申請專利的設備作商業用途。

財政狀況

截至二零零六年六月三十日止年度，經營虧損為11,130,071港元，較上年上升99%。財務費用為1,025,897港元。年內虧損為12,155,968港元，較上年度增加約36.3%。虧損增加主要由於經營虧損大幅增加所致。由於發行本金額950,000美元之票據以作為購買正在申請專利之設備之代價，流動負債由702,426港元增加至15,976,912港元。於二零零六年六月三十日，Xact之負債淨額為15,961,839港元，主要由於年內虧損及流動負債增加所致。

截至二零零五年六月三十日止年度

業務回顧

於二零零四年十一月十五日，Xact根據一份資產銷售及轉讓協議向其當時之唯一股東購買Xact Aid之輕傷急救產品生產線。購買之代價包括向當時之唯一股東償還墊款191,682美元、承擔無抵押及不計利息之承付票據約122,000港元(「承付票據」)，以及發行2,000,000股Xact股份。自成立起由其當時之唯一股東墊付用作開辦及經營開支資金之191,682美元，已於二零零四年十一月及十二月由Xact償還。Xact Aid 系列急救產品包括用於昆蟲叮咬、輕微燙傷、擦傷、刺傷及扭傷各類傷患之急救包，當中包括清潔、治療、敷藥及保養特定類型輕傷之物品。雖然Xact當時之管理層相信非處方傷患急救包的消費市場明顯存在，Xact該等產品之市場推廣未能取得成功，並無銷售任何產品。

於二零零五年五月九日，Xact股份在美國場外電子交易板開始買賣，Xact成為一家於美國場外電子交易板全面報告及公開買賣之公司。

推薦意見

總括而言，吾等已考慮主要因素及理由，特別是：

(i) 汽車及汽車配件部佔　貴集團業務營運之重大部分；

(ii) 勵安過往增長強勁；

(iii) 香港、澳門及中國之強勁經濟增長將帶動該等地區對「法拉利」及「瑪莎拉蒂」等奢侈品之需求；

(iv) 交易將為勵安提供吸引投資者之平台，為日後擴充業務籌集資金；

(v) 根據勵安之引申市盈率及勵安之引申價格銷售比率，交易之代價為可接受；及

(vi) 交易將對　貴集團之財務有不利影響。然而，交易帶來之未來財務影響尚未能確定。

經考慮上述交易帶來之好處，特別是能吸引投資者及可為勵安擴充業務提供籌集資金之平台，吾等認為交易對財務之影響為可接受。因此，吾等認為，交易：(i)乃按一般商業條款訂立；(ii)公平合理；(iii)符合　貴公司及股東之整體利益。

此致

獨立董事委員會及
列位股東　台照

代表
百德能證券有限公司

董事總經理
劉志敏
謹啟

董事
張廷基
謹啟

二零零六年十一月十日

如董事會函件所述，截至二零零五年十二月三十一日止兩個財政年度，勵安分別錄得除税後綜合溢利約13,400,000港元及13,300,000港元。於完成後，貴公司於勵安之權益由約90%減少至約70.6%。因此，股東應佔勵安之溢利將因綜合賬目而由90%下降至70.6%，然而，現階段無法確定 貴集團之日後盈利。

最後，根據吾等與 貴公司管理層之討論， 貴公司將須向財務顧問支付78,182股優先可換股(相當於轉換後4.3%之Xact股份)之財務成本，作為財務顧問就交易向 貴公司提供意見之酬金。根據吾等與 貴公司管理層之討論，吾等理解該等費用將列作 貴公司本財政年度之財務成本處理，可能使 貴集團於本財政年度之純利相應下降(視乎 貴集團之整體表現而定)。

3. 對營運資金及資產負債比率之影響

根據二零零五年年報及二零零六年中期報告，截至二零零五年十二月三十一日及二零零六年六月三十日， 貴集團之營運資金分別約為24,000,000港元及約為8,700,000港元。

如董事會函件所述，根據股份交換協議，作為出售勵安股份之代價，Xact已於完成時向Corich發行合共727,273股優先可換股。由於交易透過交換勵安股份及Xact股份之方式進行，交易並無對 貴集團於完成時之現金或負債水平構成影響。

根據二零零五年年報，以 貴集團之長期負債48,400,000港元及股東權益301,000,000港元計算， 貴集團之資產負債比率為16.1%。截至二零零六年六月三十日，根據長期負債為46,200,000港元及股東權益為285,100,000港元計算， 貴集團之資產負債比率約為16.2%。於完成後，Xact將成為貴公司之聯營公司，交易將不會對 貴集團之長期負債有任何影響。另一方面，如上文所述， 貴集團之資產淨值可能因交易而下降。因此， 貴集團之資產負債比率將因而略有上升。

鑑於上文所述，吾等認為，交易將對 貴集團之財務有不利影響。然而，交易帶來之未來財務影響尚未能確定。

C. 交易之財務影響

1. 對資產淨值之影響

根據二零零五年年報及二零零六年中期報告，截至二零零五年十二月三十一日及二零零六年六月三十日，　貴集團之經審核資產淨值(「資產淨值」)分別約為301,000,000港元及285,100,000港元。

根據　貴公司提供之勵安之經審核賬目，截至二零零五年十二月三十一日，根據香港財務報告準則編製勵安之資產淨值約為35,600,000港元。此外，如董事會函件所述，截至二零零五年十二月三十一日及二零零六年三月三十一日，Xact根據美國公認會計原則呈列之未經審核綜合負債淨額分別為1,498,526美元(相當於約11,690,000港元)及1,597,611美元(相當於約12,460,000港元)。根據股份交換協議之其中一項先決條件(已於二零零六年九月五日達成)，Xact之所有資產已轉讓予一名或多名第三方，使Xact沒有資產或負債。因此，完成後，Xact持有之唯一資產為於勵安之49%之股權。

根據吾等與　貴公司管理層之討論，於完成後，Xact已成為　貴公司之聯營公司及將有：(i)因交易產生之商譽；及(ii)支付財務顧問就交易向　貴公司提供建議之酬金，即約751,119港元(相當於78,182股優先可換股或轉換後4.3%之Xact股份)之財務成本，將於　貴集團本財政年度賬目中反映。因此，　貴集團之資產淨值將因向財務顧問支付財務成本而下降。

2. 對盈利之影響

根據二零零五年年報及二零零六年中期報告，截至二零零五年十二月三十一日止財政年度，股東應佔溢利約為35,500,000港元，截至二零零六年六月三十日止六個月，股東應佔虧損約為16,900,000港元。

根據董事會函件，於二零零四年四月十九日(其註冊成立日期)至二零零五年六月三十日期間及截至二零零六年六月三十日止年度，Xact分別錄得根據美國公認會計原則計算之經審核綜合虧損69,251美元(相當於約540,158港元)及1,130,758美元(相當於約8,800,000港元)。根據股份交換協議之其中一項先決條件(已於二零零六年九月五日達成)，Xact之所有資產已轉讓予一名或多名第三方，以使Xact沒有資產或負債。因此，於完成後，Xact持有之唯一資產將為勵安之49%股權。因此，勵安之盈利將為Xact未來盈利之主要來源。

可比較公司為現時在香港或馬來西亞之證券交易所上市之公眾公司，一般估值較私人公司之估值為高。此外，於完成後，勵安由Xact及Corich分別擁有49%及51%權益，而Corich持有Xact之40%權益。吾等注意到，交易只包括出售勵安之少數股權，交易並未使Xact取得勵安大部分控制權。

吾等謹此強調，一間上市公司之估值比率，可能與私人公司有所不同。因此，吾等認為，勵安之引申市盈率約為3.05倍，雖然低於可比較公司之市盈率範圍，但仍屬可以接受。

價格銷售比率

如上文表7所示，可比較公司之平均價格銷售比率約為0.74倍，範圍介乎約0.08倍至約1.80倍。吾等注意到勵安之引申價格銷售比率約為0.11倍，雖低於可比較公司之平均價格銷售比率，但在可比較公司之價格銷售比率範圍內。

吾等認為，根據按價格銷售比率基準與可比較公司作比較，勵安之引申價格銷售比率乃屬可以接受。

鑑於上文所述，特別是：

(i) 代價乃經訂約各方按公平原則磋商後釐定，及考慮到勵安於零售豪華品牌跑車之業務的獨特性；

(ii) 勵安之引申市盈率約為3.05倍屬可以接受；

(iii) 勵安之引申價格銷售比率約為0.11倍屬可以接受，

吾等認為，交易之代價可以接受，交易乃按正常商業條款訂立，符合 貴公司及股東之整體利益。

附註1： 為從Xact之市值達致更具意義之公平市值，故採用截至股份交換協議簽署日期前二十個交易日之平均收市價計算。

附註2： 1.00美元＝7.80港元

附註3： 貴公司應向財務顧問支付4.3% Xact之權益，作為其就交易向 貴公司提供意見之代價，因此列入發行予 貴公司之Xact股份之一部分。

根據上文表6所示之計算，勵安之引申市盈率及勵安之引申價格銷售比率分別約為3.05倍及約0.11倍。吾等挑選了多家可比較公司(「可比較公司」)作為比較對象，挑選此等公司之準則如下：(i)各自超過50%之收入來自在東南亞分銷及零售汽車；(ii)在東南亞之證券交易所上市；及(iii)市值不超過500,000,000港元。可比較公司之市盈率及價格銷售比率載於下文表7：

表7： 可比較公司之市盈率及價格銷售比率

公司名稱	**上市地點**	**市值**	**市盈率**	**價格銷售比率**
		百萬港元	*倍*	*倍*
福方國際控股有限公司	香港	248.39	不適用	1.80
G.A. 控股有限公司	香港	64.00	3.55	0.08
Cycle & Carriage Bintang Berhad	馬來西亞	495.50	9.21	0.34
簡單平均數			**6.38**	**0.74**
最高			**9.21**	**1.80**
最低			**3.55**	**0.08**
勵安之引申價值			**3.05**	**0.11**

資料來源： 彭博資訊，於二零零六年七月十四日(香港時間)，即於簽署股份交換協議前最後之活躍交易日

附註： 1.00馬幣＝2.12港元

市盈率

如上文表7所示，吾等注意到可比較公司之平均市盈率約為6.38倍，範圍介乎約3.55倍至約9.21倍。勵安之引申市盈率約為3.05倍，低於可比較公司之市盈率範圍。

(ii) 勵安之引申估值

吾等注意到勵安主要在香港、澳門及中國從事分銷及零售豪華品牌跑車。因此，吾等認為，按盈利為基準而非按資產基準對勵安進行評估較為合適，此乃鑑於其業務性質並非以資產為基礎。

在評估出售勵安股份換取優先可換股一事時，吾等採用市盈率(「市盈率」)及價格銷售比率(「價格銷售比率」)，此兩項估值比率乃普遍用予以盈利基準進行估值之公司。因此，吾等乃按Xact股份於場外電子交易板所報之收市價計算勵安在交易項下之現行引申市盈率及引申價格銷售比率(「勵安引申市盈率」及「勵安引申價格銷售比率」)。計算方法載於下文表6：

表6： 勵安之引申市盈率及引申價格銷售比率

Xact於截至二零零六年七月十五日(香港時間)前二十個交易日(包括該日)之股份平均收市價(美元)附註1	0.149	
Xact於二零零六年七月十五日(香港時間)之已發行股份總數(股)	13,576,021	
按Xact於截至二零零六年七月十五日(香港時間)前二十個交易日之股份平均收市價計算Xact之價值(港元)附註2	15,778,052	(X)
應付予Corich及財務顧問於Xact之權益(於悉數轉換優先可換股後)附註3	44.30%	(A)
Corich將出售其勵安之直接權益	39%	(B)
於交換事項後Xact持有於勵安之權益	49%	(C)
於交換事項完成後：		
T x B = A x (X + (C x T))，而T = 勵安之引申價值		
T = A x X / (B - (A x C))		
T = 44.3% x 15,778,052 / (39% - (44.3% x 49%))		
T = 40,419,111港元		
交易項下勵安之引申價值(港元)	40,419,111	(T)
勵安截至二零零五年十二月三十一日止財政年度之經審核純利(港元)	13,259,519	(D)
勵安截至二零零五年十二月三十一日止財政年度之經審核營業額(港元)	379,933,933	(E)
勵安之引申市盈率(倍)	3.05	(T)/(D)
勵安之引申價格銷售比率(倍)	0.11	(T)/(E)

資料來源： 彭博資訊，勵安之經審核賬目

以下為優先可換股附有之權利：

換股權　：優先可換股持有人可於發行後任何時候選擇行使換股權，將1,533,973股優先可換股(包括按照交換事項發行的972,728股優先可換股及由Happy Emerald, Ltd.持有之561,245股優先可換股)按一股優先可換股轉換為92.2045股Xact股份之比例轉換為合共141,439,195股Xact股份。

投票權　：優先可換股持有人將具有作為Xact股份持有人相同的投票權，猶如彼等已將優先可換股轉換為Xact股份。

退還股本：若Xact清盤，優先可換股持有人將較Xact其他類別股份獲優先退還股本。每股獲退還4.00美元。

可轉讓性：優先可換股及於轉換優先可換股時可發行之Xact股份均可轉讓，惟有關轉讓須遵守美國證券法。

股息　：概無強制性股息。

如董事會函件所述，代價乃經訂約各方按公平原則磋商後釐定，考慮到勵安於香港、澳門及中國銷售豪華品牌跑車之業務的獨特性及該業務在日漸增長之中國高檔消費品市場具備增長潛力。

根據吾等與　貴公司管理層之討論，吾等了解到收購Xact之44.3%股權的代價(78,182股優先可換股發行予財務顧問，作為其就交易向貴公司提供建議的酬金一部分，相當於Xact於轉換後4.3%股權)相當於勵安19.4%實際權益。為對該交易之代價進行估值，吾等根據Xact之市值參照Xact於20個交易日(包括及於(香港時間)二零零六年七月十五日(即股份交換協議日期)之前中的平均收市股價對勵安之引申估值進行分析。分析詳情載於下面一節。

鑑於：

(i) 汽車及汽車配件部佔　貴集團業務及營運之重大部分；

(ii) 香港、澳門及中國經濟增長強勁；

(iii) 過往最後兩個財政年度之強勁往績財務表現證明勵安之業務正在不斷擴充；及

(iv) 場外電子交易板可提供一個可能之平台，吸引投資者投資於勵安，為勵安集團日後之業務擴充籌集資金，

吾等認為，交易符合　貴公司及股東之整體利益。

B. 交易代價之基準

1. 交易之代價

如董事會函件中所述，作為出售勵安股份之代價，Xact於完成時向Corich、Adamczyk先生及／或彼等之代名人發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股。於完成時已發行之優先可換股數目及於轉換優先可換股時發行之Xact股份數目如下：

表5：　於完成時發行之優先可換股數目及轉換優先可換股時發行之Xact股份數目

賣方或代名人	於完成時將予發行之優先可換股數目	轉換時將予發行之Xact股份數目 *(附註2)*	佔轉換優先可換股後Xact總發行股份的百分比
Corich	727,273	67,057,843	40.00%
Adamczyk先生	167,273	15,423,323	9.20%
財務顧問 *(附註1)*	78,182	7,208,715	4.30%
總計	972,728	89,689,881	53.50%

附註1： 該財務顧問為一名獨立第三方，該等優先可換股乃發行予該財務顧問作為其就交易向　貴公司提供建議的酬金一部分。

附註2： 該等優先可換股可按一股優先可換股轉換為92.2045股Xact股份之換股比例進行轉換。

市費。唯一適用於股份在場外電子交易板報價之發行人之規則為其必須將其報告根據一九三四年證券交易所法案向美國證券及交易所委員會(「證交會」)存檔。經場外電子交易板進行買賣之股本證券通過交易商網絡而非中央化交易所進行買賣。證券由經紀交易商以一對一形式經電腦網絡及電話直接磋商進行買賣。因此，證券於場外電子交易板報價將讓公司更容易籌集資金。場外電子交易板為股東提供一個平台，透過交易商為其買賣權益，而存檔要求則可提高公司之透明度，兩者均使其證券於場外電子交易板掛牌的公司對投資者更具吸引力。

根據場外電子交易板之網站，場外電子交易板於一九九九年六月開始試行營運，以作為重要市場架構改革之一部分，旨在為場外股本證券市場提供透明度。

為使證券符合資格供市場莊家在場外電子交易板報價，該證券須於證交會或擁有適當權限之其他聯邦管制機構登記，並且其發行人必須現時在該聯邦機構作規定之存檔。於二零零六年六月三十日，已有3,295隻證券透過合共225名市場莊家於場外電子交易板買賣。下文表4載列場外電子交易板於其網站公布之若干資料：

表4：　場外電子交易板統計資料

	二零零六年六月
證券總數	3,295
市場莊家總數	225
每日平均成交金額(百萬美元)	3,740

資料來源：場外電子交易板網站

鑑於上文所述，吾等認為由於於場外電子交易板報價的公司必須遵守存檔規定，因此將具有更高的透明度。此外，場外電子交易板包含一個供經紀交易商買賣上市公司股票之受規管買賣平台，因而提升於場外電子交易板報價之股票之流通性。因此場外電子交易板可提供一個可能之平台，於商機出現時為勵安集團於日後為擴充業務籌集資金時吸引投資者，因為投資者傾向投資於具高透明度及高流通性之公司。

售後服務。於評估該等地區之「法拉利」及「瑪莎拉蒂」市場時，吾等已經評估勵安集團之銷售表現。下文表3列出摘錄自勵安集團截至二零零五年十二月三十一日止三個財政年度之經審核賬目之重要財務資料摘要：

表3：勵安集團截至二零零五年十二月三十一日止三個財政年度之重要財務資料

	截至十二月三十一日止之財政年度			年度增長率	
				二零零三年／	二零零四年／
	二零零三年	二零零四年	二零零五年	二零零四年	二零零五年
	千港元	*千港元*	*千港元*	%	%
營業額					
汽車及相關配件之分銷	196,685.02	282,929.73	347,127.80	43.85	22.69
汽車維修服務收入	30,160.05	31,660.30	32,806.13	4.97	3.62
總額	226,845.07	314,590.03	379,933.93	38.68	20.77
毛利	35,644.64	53,845.90	64,070.69	51.06	18.99
純利／(淨虧損)	(15,302.62)	13,420.04	13,259.52	不適用	(1.20)

*資料來源：*貴公司

如上述表3所示，勵安截至二零零五年十二月三十一日止三個財政年度之營業額分別約為226,800,000港元、314,600,000港元及379,900,000港元。於二零零四年及二零零五年，勵安之營業額分別增長約38.68%及約20.77%。此外，吾等注意到截至二零零三年十二月三十一日止之財政年度，勵安錄得約15,300,000港元之淨虧損，截至二零零五年十二月三十一日止之兩個財政年度分別有約13,400,000港元純利及13,300,000港元純利。勵安集團二零零四年的營業額顯示勵安集團之業務已從SARS中復甦過來。

鑑於上文所述，根據勵安二零零三年至二零零五年期間之財務表現，吾等認為勵安集團之業務已從SARS之影響中復甦，其收入亦錄得增長。這與勵安集團開展業務之香港、澳門及中國之相應GDP及消費支出持續增長吻合。

7. 美國場外電子交易板

如董事會函件所述，場外電子交易板（「場外電子交易板」）為一項受規管的報價服務，顯示場外交易股本證券的實時、最後售價及成交量的資料。該項服務由全國證券交易商協會（「全國證券交易商協會」）管理。為了讓一家公司或其證券掛牌，身為全國證券交易商協會成員之證券交易商須向全國證券交易商協會申請掛牌。發行人不會提交申請或支付任何申請費或上

6. *香港、澳門及中國豪華品牌跑車之市場概覽*

評估香港、澳門及中國豪華品牌跑車之市場時，吾等已對該等地區之國內生產總值(「GDP」)增長率及消費支出增長率進行調查，如下文表2所示：

表2：香港、澳門及中國之主要經濟指標

	二零零三年	二零零四年	二零零五年
	%	%	%
香港			
年度GDP增長率	(3.4)	4.7	7.0
年度個人消費支出增長率	(3.8)	6.7	4.8
澳門			
年度GDP增長率	16.0	30.2	11.8
年度個人消費支出增長率	2.2	10.4	10.5
中國			
年度GDP增長率	12.3	17.0	33.5
年度家庭消費支出增長率	7.8	21.2	11.0

資料來源：(i)香港政府統計處；(ii)澳門統計暨普查局及(iii)中國國家統計局

如上文表2所示，自二零零三年起，香港、澳門及中國之GDP，以及香港與澳門之個人消費支出及中國之家庭消費支出不斷增長，從各地區於二零零三年至二零零五年期間之GDP增長率足以印證，但香港經濟於二零零三年之情況除外，該年度香港受到非典型肺炎(「SARS」)爆發之影響，GDP因而出現下降。

與相應歷史增長率相比較，香港、澳門及中國相應之GDP及消費支出增長強勁，這將推動此等地區對高檔消費品，如「法拉利」及「瑪莎拉蒂」之需求。

如董事會函件所述，勵安為　貴集團汽車及汽車配件業務之營運附屬公司之控股公司。　貴集團之汽車及汽車配件業務主要包括意大利「法拉利」及「瑪莎拉蒂」品牌汽車及其配件於香港、澳門及中國之進口、分銷及

5. *貴集團之業務*

誠如董事會函件所述， 貴集團主要從事空調及冷凍產品、影音器材、汽車音響及電子產品、汽車及汽車配件、遊艇以及其他電子及電器產品之進口、市場推廣和分銷業務。根據二零零五年年報， 貴集團之營業額主要來自四大營運分部，即(i)空調產品；(ii)影音及其他電器產品；(iii)汽車及汽車配件；及(iv)直接市場推廣，載於下文表1內：

表1： 貴集團按業務分部之營業額

	截至二零零四年十二月三十一日止年度		截至二零零五年十二月三十一日止年度	
	營業額	佔貴集團總營業額的百分比	營業額	佔貴集團總營業額的百分比
	千港元	*%*	*千港元*	*%*
空調產品	122,449	19.79	97,987	14.21
影音及其他電器產品	137,543	22.23	212,161	30.76
汽車及汽車配件	314,590	50.85	377,845	54.78
直接市場推廣	44,036	7.13	1,777	0.25
合計	**618,618**	**100.00**	**689,770**	**100.00**

資料來源：二零零五年年報

如上文表1所示，截至二零零五年十二月三十一日止兩個財政年度， 貴集團之營業額分別約50.85%及約54.78%來自出售汽車及汽車配件業務。吾等注意到，汽車及汽車配件業務佔 貴集團業務及營運之主要部分。

ii) 勵安於完成後之股權架構(假定全數轉換優先可換股)


控股股東
57.98%
貴公司
100%
Wo Kee Hong (B.V.I.) Limited
100%
其他股東 (附註2)
Adamczyk 先生
Corich 及其代名人
其他附屬公司
50.80%
9.20%
40.00%
Xact
49%
51%
勵安
100%
勵駿汽車有限公司
快意汽車有限公司
德國汽車有限公司 (暫無營業)
30%
95%
100%
法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司 (附註1)
大連快意汽車貿易有限公司
大連保稅區勵駿汽車貿易有限公司 (暫無營業)

附註1: 勵駿汽車有限公司於法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之29%股本權益已經出售,出售事項詳情載於 貴公司於二零零六年一月三日作出之公布。於出售事項完成後,勵駿汽車有限公司仍保留法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之1%股本權益。於最後實際可行日期,出售事項仍有待中國有關當局批准,而出售事項尚未生效。

附註2: Xact之其他股東為Xact之公眾股東、Robert Pautsch先生、Happy Emerald, Ltd.及財務顧問。

4. 勵安於完成之前及之後之股權架構

i) 勵安於股份交換協議日期之股權架構


控股股東
57.98%
貴公司
100%
Wo Kee Hong
(B.V.I.) Limited
100%
Adamczyk
先生
Corich
其他附屬公司
10%
90%
勵安
100%
勵駿汽車
有限公司
快意汽車有限公司
德國汽車有限公司
(暫無營業)
30%
95%
100%
法拉利瑪莎拉蒂
汽車國際貿易
(上海)有限公司
(附註1)
大連快意汽車貿易
有限公司
大連保稅區勵駿汽車
貿易有限公司
(暫無營業)

附註1： 勵駿汽車有限公司於法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之29%股本權益已經出售，出售事項詳情載於　貴公司於二零零六年一月三日作出之公布。於出售事項完成後，勵駿汽車有限公司將保留法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之1%股本權益。於最後實際可行日期，出售事項仍有待中國有關當局批准，而出售事項尚未生效。

(ii) Adamczyk先生

根據董事會函件，Adamczyk先生於股份交換協議日期擁有勵安已發行股本約10%之權益，而於最後實際可行日期，Adamczyk先生亦為勵安之董事。按照上市規則之定義，Adamczyk先生為　貴公司之關連人士。

(iii) Xact

Xact為一家於二零零四年四月十九日在美國內華達州註冊成立之公司，其普通股在美國場外電子交易板買賣。據董事在作出一切合理查詢後所知、所悉及所信，Xact及其最終擁有人為獨立第三方。

(iv) Luca先生

Fred De Luca先生為Xact之一名股東，於完成前擁有Xact已發行股本約44.2%之權益。於最後實際可行日期，Luca先生不再於Xact持有任何權益，但仍留任Xact之董事。據董事在作出一切合理查詢後所知、所悉及所信，Luca先生為獨立第三方。

(v) 勵安

勵安是在一九八三年三月八日於香港註冊成立之公司。於股份交換協議日期，勵安約90%之股權由Corich擁有，約10%之股權由Adamczyk先生擁有。於最後實際可行日期，勵安由Corich及其代名人擁有51%權益，由Xact擁有49%權益。勵安為　貴公司之間接附屬公司，於完成交易後勵安仍為　貴公司之間接附屬公司。勵安為　貴集團經營汽車及汽車配件業務之附屬公司之控股公司。　貴集團汽車及汽車配件業務主要包括於香港、澳門特別行政區(「澳門」)及中國經營意大利「法拉利」及「瑪莎拉蒂」等品牌汽車及零件之進口、分銷及售後服務。

(c) 將Xact之法定股本增加至200,000,000股股份(包括100,000,000股Xact股份及100,000,000股優先可換股)並已生效;

(d) 將本金總額1,000,000美元之尚未行使之10%可贖回有抵押可換股票據及本金額950,000美元之票據轉換為合共21,629,337股Xact股份;

(e) 完成轉讓Xact之所有資產予一名或多名第三方,以致Xact並無資產或負債;

(f) 勵安、Corich及Adamczyk先生各自就完成股份交換協議項下擬進行之交易獲所有監管機構、股東及其他人士同意、批准及授權;及

(g) 勵安向Xact提供按美國公認會計原則編製截至二零零四年十二月三十一日及截至二零零五年十二月三十一日止年度經審核之勵安財務報表。

股份交換協議初步擬定於二零零六年八月九日或之前達成先決條件。因需更多時間編製有關文件(包括向一名或多名第三方轉讓Xact資產之協議),訂約方已彼此協定將完成日期延至二零零六年九月五日或之前。

所有先決條件已於二零零六年九月五日達成。於二零零六年九月五日,Xact已根據股份交換協議發行合共972,728股優先可換股,其中727,273股優先可換股發行予Corich,167,273股優先可換股發行予Adamczyk先生,78,172股優先可換股發行予財務顧問。有關各方已於二零零六年九月五日簽訂關於轉讓勵安49%權益之買賣票據及轉讓文據。但是,轉讓勵安之權益之印花稅仍有待稅務局評定,買賣票據及轉讓文據尚未繳納印花稅,勵安股份之轉讓仍未完成。

股份交換協議之條款及條件之進一步詳情載於通函之董事會函件內。

3. *交易之有關各方*

(i) Corich

Corich為 貴公司之間接全資附屬公司,其主要業務為投資控股。

於股份交換協議日期，勵安由Corich和Adamczyk先生分別持有約90%及約10%之股權。於最後實際可行日期，由於向Xact轉讓勵安之49%權益尚未完成，勵安仍由Corich持有其約90%股權及由Adamczyk先生持有其10%股權。於向Xact轉讓勵安之49%權益完成後，勵安將由Corich及其代名人持有約51%股權及由Xact持有約49%股權。Adamczyk 先生留任為勵安之董事，因此，按照上市規則之定義，彼為　貴公司之關連人士。據董事在作出一切合理查詢後所知、所悉及所信，Xact及其最終擁有人以及Luca先生為獨立第三方。

根據上市規則，交易構成　貴公司一項主要出售及關連交易及一項主要收購，須獲　貴公司股東批准，方可作實。　貴公司概無股東須就股份交換協議及交易之決議案放棄投票。控股股東(於最後實際可行日期擁有　貴公司已發行股本合共約57.98%之權益)於二零零六年七月十七日已發出書面批准，批准股份交換協議、交易及Corich根據股份交換協議履行其責任。根據上市規則第14.44條及第14A.43條，控股股東發出的書面批准已接納以取代舉行股東大會，故此　貴公司將不會就批准股份交換協議及其項下擬進行之交易舉行股東大會。

2. 股份交換協議

根據股份交換協議，Corich和Adamczyk先生(同作為賣方)分別向Xact出售勵安已發行股本之39%及10%之權益。

作為出售勵安股份之代價，Xact於完成時向Corich、Adamczyk 先生及／或彼等之代名人發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股。

交易須待下列各項條件達成後，方告完成：

(a) Xact就完成股份交換協議項下擬進行之交易獲所有監管機構、股東及其他人士同意、批准及授權；

(b) Xact股份繼續在美國場外電子交易板買賣及Xact未接獲對該地位造成重大不利影響之任何通知；

函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其深知及確信，吾等所獲提供之資料並無遺漏任何重大事實。

吾等無理由懷疑通函中隱瞞任何重大事實或資料，或懷疑通函所載全部事實之資料及　貴公司向吾等提供之資料及聲明之真確性、準確性或完整性。此外，吾等並無理由懷疑　貴公司及／或董事所表達並向吾等所提供之意見及陳述之合理性。然而，按照一般慣例，吾等並無核實吾等所獲提供之資料，亦無獨立深入調查　貴集團之業務及事務狀況。吾等認為已獲提供及已審閱足夠之資料，讓吾等達至知情見解，並為吾等就交易之意見提供合理之基準。

吾等獨立於並與　貴公司及該等交易之任何訂約方或彼等各自之主要股東或關連人士(定義見上市規則)概無任何聯繫，因此，被認為符合資格就交易提供獨立意見。吾等將就履行出任獨立董事委員會及股東關於交易之獨立財務顧問而向　貴公司收取費用。除有關此委任應付予吾等之一般專業收費外，概無訂有任何安排致使吾等將可向　貴公司或有關交易之其他訂約方或彼等之主要股東或關連人士(定義見上市規則)收取任何費用或利益。

貴公司已成立由獨立非執行董事陳文生先生、李卓民先生及張應坤先生組成之獨立董事委員會，就交易向股東提供意見。

主要考慮因素及理由

在達至吾等有關交易之意見及向獨立董事委員會及股東提供吾等之獨立財務意見時，吾等已考慮以下主要因素：

A. 交易之理由及益處：

1. 交易之背景

於二零零六年七月二十日，　貴公司公佈於二零零六年七月十五日，Corich(貴公司之間接全資附屬公司)和Adamczyk先生(同作為賣方)與Xact(作為買方)、Luca先生及勵安就出售勵安合共49%之已發行股本訂立股份交換協議，代價為由Xact發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股。

以下為獨立財務顧問百德能致獨立董事委員會及股東之意見函件全文，以供載入通函。



百德能證券有限公司

香港
德輔道中4號
渣打銀行大廈22樓

電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

主要及關連交易
股份交換協議

引言

茲提述吾等獲委聘為獨立財務顧問，向獨立董事委員會及股東就股份交換協議擬進行之交易（「交易」）提供意見。交易詳情載於 貴公司於二零零六年十一月十日刊發之通函內之董事會函件，本函件亦構成通函之一部分。除文義另有所指外，本函件所用詞彙與通函所界定之詞彙具有相同涵義。

作為獨立董事委員會及股東之獨立財務顧問，吾等之職責是就交易是否在 貴集團日常業務過程中按正常商業條款訂立、是否公平合理，以及是否合乎 貴公司及股東之整體利益發表獨立意見。

在達至吾等之意見時，吾等依據 貴公司向吾等所提供之資料及事實。吾等已審閱（其中包括）：(i)股份交換協議；(ii)根據香港財務報告準則編制之勵安於截至二零零五年十二月三十一日止兩個財政年度之經審核賬目（「勵安之經審核賬目」）；及(iii)貴集團截至二零零五年十二月三十一日止財政年度之年報（「二零零五年年報」）及 貴集團截至二零零六年六月三十日止六個月之中期報告（「二零零六年中期報告」）。吾等亦曾經與 貴公司管理層討論彼等有關勵安及Xact之計劃及其前景。

吾等已假設載於通函之所有資料、事實、意見及陳述在所有重大方面均為真實、完整及準確，吾等亦依據該等資料、事實、意見及陳述。各董事願就通



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(於百慕達註冊成立之有限公司)

(股份代號:720)

敬啟者:

主要及關連交易
股份交換協議

吾等已獲委任組成為獨立董事委員會,向 閣下提供就股份交換協議及據此擬進行之交換事項提供建議,詳情載列於二零零六年十一月十日向股東寄發之通函(「該通函」)之董事會函件內,此函件構成為該通函之一部分。除非另有規定,本函件內所用之詞彙與該通函所界定之詞彙具相同意義。

在考慮股份交換協議之條款、百德能考慮之主要因素及理由,以及其載於該通函第20至38頁之意見後,吾等認為,股份交換協議及據此擬進行之交換事項乃(i)基於正常商業條款;(ii)公平合理;及(iii)符合本公司及股東之整體利益。

此 致

各股東 台照

獨立非執行董事
陳文生先生
謹啟

獨立非執行董事
李卓民先生

獨立非執行董事
張應坤先生

二零零六年十一月十日

* *僅供識別*

託人，由Cyber Tower Inc.全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

根據上市規則第14.44條及第14A.43條，控股股東發出的書面批准已接納以取代舉行股東大會，故此本公司將不會就批准股份交換協議及其項下擬進行的交換事項舉行股東大會。

進一步資料

謹請　閣下垂注獨立董事委員會函件、百德能函件及附錄載列之其他資料。

此　致

各股東 台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零六年十一月十日

之78,182股優先可換股)將於本集團截至二零零六年十二月三十一日止年度之財務報表中反映，故本集團之資產淨值可能因向財務顧問支付財務成本而下降。因交換事項是透過交換勵安及Xact之股份，故將不會對完成時本集團之現金及負債狀況產生任何影響。雖然交換事項將不會對本集團長期負債造成任何影響，但本集團資產淨值可能下降而令資產負債比率上升。於完成交換事項後本集團於勵安之權益下降，而相應減少本集團於勵安集團未來盈利之應佔百分比；再加上應付財務顧問之財務成本，本集團於截至二零零六年十二月三十一日止財政年度之盈利可能下降(惟取決於本集團(包括勵安集團)之整體表現而定)。除上文披露者外，交換事項將不會對本公司之收益、資產及負債產生任何實質影響。

考慮到上述因素，能吸引投資者可為勵安擴充業務而提供籌集資金平台之可能利益將超出交換事項之負面財務影響，各董事(包括獨立非執行董事)均認為，股份交換協議之條款及交換事項之條款是公平合理，並符合本公司及股東之整體利益。

股東批准

根據上市規則，交換事項構成本公司一項主要出售事項及關連交易及主要收購事項，須獲股東批准方可作實。本公司概無股東須就股份交換協議及交換事項之決議案放棄投票。控股股東(於最後實際可行日期擁有本公司已發行股本合共約57.98%的權益)於二零零六年七月十七日已發出書面批准，批准股份交換協議、交換事項及Corich根據股份交換協議履行其責任。於最後實際可行日期，控股股東包括Modern Orbit Limited、李文輝先生(李文彬先生之兄長)、何秀月女士(李文輝先生之配偶)、李文彬先生(李文輝先生之弟)、Fisherman Enterprises Inc.(一間由李文彬先生全資擁有之公司)及余金霞女士(李文輝先生及李文彬先生之母親)分別持有117,133,570股、3,556,438股、673,873股、471,900股、1,445,719股及5,209,716股股份，相當於本公司已發行股本約52.85%、1.60%、0.30%、0.21%、0.65%及2.35%。Modern Orbit Limited為The WS Lee Unit Trust之信

進行交換事項的理由

本集團主要從事空調及冷凍產品、影音器材、汽車音響及電子產品、汽車及汽車配件，遊艇以及其他電子及電器產品的進口、市場推廣和分銷業務。

交換事項令Xact持有部份勵安集團之業務，Xact股份在美國場外電子交易板掛牌及買賣，為勵安提供籌集資金擴充業務之平台。美國場外電子交易板為一項受規管的報價服務，顯示場外交易股本證券的實時、最後售價及成交量的資料。該項服務由全國證券交易商協會(「納斯達克」)管理。為了讓一家公司或其證券掛牌，身為納斯達克成員的證券交易商須向納斯達克申請掛牌。發行人不會提交申請，亦不會支付任何申請費或上市費。唯一適用於股份在美國場外電子交易板報價之發行人之規則為其必須將其報告根據一九三四年證券交易所法案向美國證券及交易所委員會存檔。經美國場外電子交易板進行買賣的股本證券通過交易商網絡而非中央化交易所進行買賣。證券由經紀交易商以一對一形式經電腦網絡及電話直接磋商進行買賣。因此，證券於美國場外電子交易板報價將讓公司更容易籌集資金。美國場外電子交易板為股東提供一個平台，透過交易商為其買賣權益，而存檔要求提高公司之透明度，兩者均使證券於美國場外電子交易板掛牌之公司對投資者更具吸引力。

勵安於完成後仍為本公司之附屬公司。交換事項之損益將參照(i)勵安集團於二零零五年十二月三十一日根據香港財務報告準則計算之經審核資產淨值為數35,648,758港元由Corich視作出售於勵安之19.4%*權益之資產淨值及(ii)於悉數轉換優先可換股時之67,057,843股Xact股份(於悉數轉換727,273股優先可換股後將予發行)之公平值之差額而釐定。假設Xact股份之價值為每股Xact股份0.12美元(二零零六年七月十四日，即於簽訂股份交換協議前一日Xact股份之收市價)及於截至二零零六年十二月三十一日止財政年度內悉數轉換優先可換股，則交換事項將導致本集團於截至二零零六年十二月三十一日止年度之綜合財務報表記錄未經審核收益約55,800,000港元。股東及投資公眾人士應注意，於最後實際可行日期Xact股份之公平值未能確定，且悉數轉換優先可換股之日期尚未釐定，是否可以錄得收益或虧損及本集團之經審核綜合財務報表將記載交換事項所產生之該等收益或虧損之金額可能與本通函所披露者有異。於完成後，Xact之唯一資產為於勵安擁有49%權益。Xact已成為本公司之聯營公司，而本公司於勵安之權益由約90%減少至約70.6%。因應付財務顧問之財務成本(作為向本公司提供有關交換事項之建議之酬金)約751,119港元(乃於完成時將向財務顧問發行

* 該19.4%權益為Corich現時於勵安之90%權益與因Corich直接持有之51%權益與Corich通過其於Xact之40%權益而間接持有於勵安之19.6%權益(按Xact於勵安之49%權益計算)得出之70.6%權益之差額。

勵安於完成後之股權架構（假定全數轉換優先可換股）



控股股東
57.98%
本公司
100%
Wo Kee Hong (B.V.I.) Limited
100%
其他股東 (附註2)
Adamczyk 先生
Corich 及其提名人
其他附屬公司
50.80%
9.20%
40.00%
Xact
49%
51%
勵安
100%
勵駿汽車有限公司
快意汽車有限公司
德國汽車有限公司 (暫無營業)
30%
95%
100%
法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司 (附註1)
大連快意汽車貿易有限公司
大連保稅區勵駿汽車貿易有限公司 (暫無營業)

附註：

1. 勵駿汽車有限公司於法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司之29%股本權益已經出售，出售事項詳情載於本公司於二零零六年一月三日作出之公佈。於出售事項完成後，勵駿汽車有限公司仍保留法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司之1%股本權益。於最後實際可行日期，出售事項仍有待中國有關當局批准，而出售事項尚未生效。

2. Xact的其他股東為Xact的公眾股東、Robert Pautsch先生、Happy Emerald, Ltd.及財務顧問。

4. 勵安於完成之前及之後之股權架構

勵安於股份交換協議之日之股權架構



控股股東
57.98%
本公司
100%
Wo Kee Hong (B.V.I.) Limited
100%
Adamczyk 先生
Corich
其他附屬公司
10%
90%
勵安
100%
勵駿汽車有限公司
快意汽車有限公司
德國汽車有限公司 (暫無營業)
30%
95%
100%
法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司 (附註1)
大連快意汽車貿易有限公司
大連保稅區勵駿汽車貿易有限公司 (暫無營業)

附註：

1. 勵駿汽車有限公司於法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之29%股本權益已經出售，出售事項詳情載於本公司於二零零六年一月三日作出之公佈。於出售事項完成後，勵駿汽車有限公司將保留法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之1%股本權益。於最後實際可行日期，出售事項仍有待中國有關當局批准，而出售事項尚未生效。

為950,000美元可轉換為16,600,000股Xact股份之票據。兩項票據由獨立第三方持有及均不能買賣。該轉換為完成交換事項之一項先決條件，已於完成之前發生。交換事項完成後，Xact將持有勵安已發行股本49%。

Xact之董事會於股份交換協議之日由三名董事組成。於最後實際可行日期，Robert Pautsch先生已辭任董事一職。Luca先生及Federico Cabo先生留任為Xact之董事。本公司執行董事兼執行主席李文輝先生和Adamczyk先生獲委任為Xact之董事。於最後實際可行日期，Xact之董事會由四名董事組成。

Xact於二零零五年六月三十日及於二零零六年六月三十日根據美國公認會計原則之經審核綜合負債淨額為669,110美元(相等於約5,220,000港元)及1,896,207美元(相等於約14,790,000港元)。

Xact於二零零四年四月十九日(其註冊成立日期)至二零零五年六月三十日期間及截至二零零六年六月三十日止年度之經審核綜合虧損分別為1,467,041美元(相等於約11,440,000港元)及1,904,957美元(相等於約14,860,000港元)。

優先可換股。於最後實際可行日期，Xact已發行26,229,180股 Xact股份及1,533,973股優先可換股。Xact於發行優先可換股之前及之後之股權架構如下：

	於股份交換協議之日Xact之股權架構		於最後實際可行日期Xact之股權架構（考慮到發行優先可換股）		於悉數轉換優先可換股時Xact之股權架構	
股東名稱	Xact股份之數目及概約百分比	優先可換股之數目及概約百分比	Xact股份之數目及概約百分比	優先可換股之數目及概約百分比	Xact股份之數目及概約百分比	優先可換股之數目及概約百分比
Luca先生	6,000,000 44.2%	–	–	–	–	–
Federico Cabo先生及Robert Pautsch先生	3,500,000 25.78% *（附註1）*	–	500,000 1.91% *（附註3）*	–	500,000 0.30% *（附註3）*	–
公眾股東	4,076,021 30.02%	–	25,729,180 98.09% *（附註4）*	–	25,729,180 15.30%	–
Corich	–	–	–	727,273 47.41%	67,057,843 40.00%	–
Adamczyk先生	–	–	–	167,273 10.90%	15,423,323 9.20%	–
財務顧問	–	–	–	78,182 5.10%	7,208,715 4.30%	–
Happy Emerald, Ltd. *（附註2）*	–	–	–	561,245 36.59%	51,749,314 30.90%	–
總計	13,576,021 100%	– –	26,229,180 100%	1,533,973 100%	167,668,375 100%	– –

附註：

1. 該25.78%權益相當於Federico Cabo先生及Robert Pautsch先生之權益總額。於完成之前Luca先生及Federico Cabo先生已交回彼等於Xact之權益作註銷。

2. Happy Emerald, Ltd.及其最終實益擁有人為獨立第三方。

3. 該1.91%權益（於悉數轉換優先可換股時將攤薄至0.30%）相當於Robert Pautsch先生於Xact之權益。於最後實際可行日期，Federico Cabo先生不再持有任何Xact股份。

4. 25,729,180股Xact股份中4,099,841股由公眾股東持有，21,629,339股Xact股份乃根據先決條件(d)中所指之轉換發行。

Xact之普通股在美國場外電子交易板買賣。於二零零六年七月十四日，Xact股份之收市價為每股0.12美元，而五日平均成交價則為每股0.1220美元。於股份交換協議之日及於轉換之前，Xact亦有分別為本金總額為1,000,000美元之尚未行使可轉換為5,029,339股Xact股份之10%可贖回有抵押可換股票據，以及本金額

2. 有關勵安之資料

勵安是在一九八三年三月八日於香港註冊成立之公司。於股份交換協議之日，勵安約90%之股權由Corich持有，約10%之股權由Adamczyk先生持有。由於將勵安權益之49%轉讓予Xact尚未完成，於最後實際可行日期，Corich仍持有勵安權益約90%，Adamczyk先生持有約10%。於勵安權益之49%轉讓予Xact完成後，Corich及其提名人將持有勵安權益約51%，Xact將持有約49%。勵安為本公司之間接附屬公司，於完成交換事項後勵安將仍為本公司之間接附屬公司。勵安為本集團經營汽車及汽車配件業務之附屬公司之控股公司。本集團汽車及汽車配件業務主要包括於香港、澳門特別行政區及中國經營意大利「法拉利」及「瑪莎拉蒂」等品牌汽車及零件之進口、分銷及售後服務。

勵安集團於二零零五年十二月三十一日根據香港財務報告準則計算之經審核綜合資產淨值為35,648,758港元。勵安集團於二零零六年三月三十一日根據美國公認會計原則計算之未經審核綜合資產淨值為3,842,546美元(相等於約29,970,000港元)。

截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個年度，勵安集團根據香港財務報告準則計算之經審核綜合除税前及除税後盈利如下：

	截至二零零四年十二月三十一日止年度	截至二零零五年十二月三十一日止年度
	港元	*港元*
綜合除税前盈利	7,120,042	13,259,519
綜合除税後盈利	13,420,042	13,259,519

3. 有關Xact之資料

Xact是一家於二零零四年四月十九日在美國內華達州註冊成立之公司。Xact之法定股本為200,000,000股股份，包括100,000,000股Xact股份及100,000,000股

(d) 將本金總額為1,000,000美元之尚未行使之10%可贖回有抵押可換股票據及本金額為950,000美元之票據轉換為合共21,629,339股Xact股份；

(e) 完成轉讓Xact之所有資產予一名或多名第三方，以致Xact並無資產或負債；

(f) 勵安、Corich及Adamczyk先生各自就完成股份交換協議項下擬進行之交易獲所有監管機構、股東及其他人士同意、批准及授權；及

(g) 勵安向Xact提供按美國公認會計原則編製截至二零零四年十二月三十一日及截至二零零五年十二月三十一日止年度經審核之勵安財務報表。

股份交換協議初步擬定於二零零六年八月九日或之前達成先決條件。因需更多時間編製有關文件(包括向一名或多名第三方轉讓Xact資產之協議)，訂約方已彼此協定將完成日期延至二零零六年九月五日或之前。

所有先決條件已於二零零六年九月五日達成。於二零零六年九月五日，Xact已根據股份交換協議發行合共972,728股優先可換股，其中727,273股優先可換股發行予Corich，167,273股優先可換股發行予Adamczyk先生，78,182股優先可換股發行予財務顧問。有關各方已於二零零六年九月五日簽訂關於轉讓勵安49%權益之買賣票據及轉讓文據。但是，轉讓勵安權益之印花稅仍有待稅務局評定，買賣票據及轉讓文據尚未繳納印花稅，勵安股份之轉讓仍未完成。

取代首份股份交換協議

股份交換協議亦取代及替代首份股份交換協議。簽訂首份股份交換協議後，為確保遵守上市規則，本公司開始與Xact及Luca先生進行磋商，以重組根據首份股份交換協議項下進行之交易。磋商後，各方同意以勵安已發行股本合共49%交換可於轉換時可轉換為若干數目(相當於Xact已發行股本53.5%之Xact股份)之優先可換股。

優先可換股之權利：

以下為優先可換股附有之權利：

換股權	：	優先可換股持有人可在Xact股份發行後任何時間選擇行使換股權，1,533,973股優先可換股（包括根據交換事項已發行之972,728股優先可換股及由Happy Emerald, Ltd.持有之561,245股優先可換股）可按一股優先可換股轉換為92.2045股Xact股份之比例轉換為合共141,439,195股Xact股份。
投票權	：	優先可換股持有人將具有作為Xact股份持有人相同的投票權，猶如彼等已將優先可換股轉換為Xact股份。
退還股本	：	若Xact清盤，優先可換股持有人將較Xact其他類別股份獲優先退還股本。每股獲退還4.00美元。
可轉讓性	：	優先可換股及於轉換優先可換股時可發行之Xact股份均可轉讓，惟有關轉讓須遵守美國證券法。
股息	：	概無強制性股息。

先決條件：

交換事項須待完成下列各項，方可作實：

(a) Xact就完成股份交換協議項下擬進行之交易獲所有監管機構、股東及其他人士同意、批准及授權；

(b) Xact股份繼續在美國場外電子交易板買賣及Xact未接獲對其有關地位造成重大不利影響之任何通知；

(c) 將Xact之法定股本增加至200,000,000股股份（包括100,000,000股Xact股份及100,000,000股優先可換股）；

代價：

作為出售勵安股份之代價，Xact於完成時向Corich、Adamczyk先生及／或彼等之提名人發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股。於完成時發行之優先可換股數目及於轉換優先可換股時發行之Xact股份數目如下：

賣方或提名人	於完成時發行之優先可換股數目	轉換時發行之Xact股份數目 *(附註2)*	轉換優先可換股後佔Xact總發行股份的百分比
Corich	727,273	67,057,843	40.00%
Adamczyk先生	167,273	15,423,323	9.20%
財務顧問 *(附註1)*	78,182	7,208,715	4.30%
總計	972,728	89,689,881	53.50%

附註：

1. 財務顧問為獨立第三方，本公司向財務顧問發行之優先可換股是作為其就交換事項向本公司提供意見之部份報酬。

2. 優先可換股可按一股優先可換股轉換為92.2045股Xact股份之比例轉換為Xact股份。

代價乃經訂約各方按公平原則磋商後釐定，考慮到勵安於香港、澳門特別行政區及中國銷售豪華品牌跑車之業務的獨特性(詳情見下文「有關勵安之資料」一段)及該業務在日見增長之中國高檔消費品市場具增長潛力。

如先決條件(c)(請參看下列「股份交換協議－先決條件」一段)所預計，所增加之Xact法定股本並不包括於優先可換股轉換時所發行的141,439,195股Xact股份。預計Xact的股本架構將於交換事項完成後作進一步調整以供優先可換股轉換為Xact股份。

(2)買方　：　Xact，為一家於美國內華達州註冊成立之公司，其普通股在美國場外電子交易板買賣。在作出一切合理查詢後，就董事所知、所悉及所信，Xact及其最終擁有人為獨立第三方。

(3)Luca先生　：　Fred De Luca先生，為Xact之一名股東，於股份交換協議日期擁有Xact已發行股本約44.2%的權益。Luca先生於最後實際可行日期不再擁有Xact任何權益，但仍為Xact的董事。在作出一切合理查詢後，就董事所知、所悉及所信，Luca先生為獨立第三方。

(4)勵安　：　於最後實際可行日期，Corich持有勵安約90%的股權，Adamczyk先生持有勵安約10%的股權。有關勵安之業務資料載於下文「有關勵安之資料」一段。

內容：

根據股份交換協議，Corich和Adamczyk先生(同作為賣方)將分別各自向Xact出售勵安已發行股本之39%及10%的權益。

根據上市規則，交換事項構成本公司一項主要出售事項及關連交易及主要收購事項，須獲股東批准方可作實。根據上市規則第14.44條及第14A.43條，控股股東於二零零六年七月十七日發出的書面批准被接納以取代舉行股東大會，故此本公司將不會就批准股份交換協議及據此擬進行的交換事項舉行股東大會。

根據上市規則，本公司已成立獨立董事委員會，以就股份交換協議之條款及據此擬進行之交換事項向股東提供意見。

本公司已委任百德能為獨立財務顧問，就股份交換協議及據此擬進行之交換事項向獨立董事委員會及股東提供意見。

本通函旨在載列(a)股份交換協議及據此擬進行之交換事項之詳情；(b)獨立董事委員會有關股份交換協議及據此擬進行之交換事項之建議；及(c)百德能向獨立董事委員會及股東就股份交換協議及據此擬進行之交換事項提供之意見。

交換事項

1. 股份交換協議

日期：

二零零六年七月十五日

訂約方：

(1)賣方　：(i) Corich，為本公司之間接全資附屬公司，其主要業務為投資控股；及

(ii) Adamczyk先生，於股份交換協議之日及於最後實際可行日期擁有勵安已發行股本約10%的權益，Adamczyk先生亦為勵安之董事。按照上市規則之定義，Adamczyk先生為本公司之關連人士。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *
(於百慕達註冊成立之有限公司)
(股份代號:720)

執行董事:
李永森先生 *(榮譽主席)*
李文輝先生 *(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生

非執行董事:
余金霞女士

獨立非執行董事:
陳文生先生
李卓民先生
張應坤先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處:
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者:

主要及關連交易
股份交換協議

緒言

於二零零六年七月二十日,本公司宣佈,於二零零六年七月十五日,Corich(本公司之間接全資附屬公司)和Adamczyk先生(同作為賣方)與Xact(作為買方)、Luca先生及勵安就出售勵安合共49%之已發行股本訂立股份交換協議,代價為由Xact發行合共972,728股可轉換為合共89,689,881股Xact 股份之優先可換股。股份交換協議亦取代及替代首份股份交換協議。

* *僅供識別*

「Corich」	指	Corich Enterprises Inc.，一家於英屬處女群島註冊成立之公司及為本公司之間接全資附屬公司；
「董事」	指	本公司之董事；
「經擴大集團」	指	本集團連同其於Xact之權益；
「交換事項」	指	股份交換協議項下擬進行轉讓勵安之股本49%予Xact以換取優先可換股；
「首份股份交換協議」	指	於二零零六年六月九日，由Corich、Adamczyk先生、Xact、Luca先生及勵安訂立之股份交換協議，據此，勵安以其全部已發行股本交換優先可換股，而該優先可換股於轉換時可轉換為若干數目之Xact股份，相當於Xact已發行股本95%；
「本集團」	指	本公司及其附屬公司，而本集團之成員公司按此詮釋；
「香港財務報告準則」	指	香港財務報告準則；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由陳文生先生、李卓民先生及張應坤先生(均為獨立非執行董事)組成之獨立董事委員會，就股份交換協議之條款及據此擬進行之交換事項向股東提供意見；
「獨立第三方」	指	與本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士概無關連之獨立第三方；
「最後實際可行日期」	指	二零零六年十一月七日，即本通函付印前確定其中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「Adamczyk先生」	指	Herbert Adamczyk先生，於完成前擁有勵安已發行股本約10%之權益，現為勵安之董事；
「關連人士」	指	具上市規則賦予該詞之涵義；
「資產轉讓」	指	按董事會函件內「股份交換協議－先決條件」一段先決條件(e)所規定，於交換完成前將Xact之所有業務及資產轉讓予一名（或多名）第三方；
「董事會」	指	董事會；
「完成」	指	交換事項之完成；
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之獲豁免公司，其股份於聯交所上市；
「先決條件」	指	於董事會函件內「股份交換協議－先決條件」一段所載之交換事項之先決條件，而各自為一項「先決條件」；
「控股股東」	指	Modern Orbit Limited、李文輝先生、何秀月女士、李文彬先生、Fisherman Enterprises Inc.及余金霞女士之統稱，於本公司合共擁有128,491,216股股份權益，相當於本公司於最後實際可行日期已發行股本約57.98%；
「轉換」	指	按董事會函件內「股份交換協議－先決條件」一段先決條件(d)所規定，於交換事項完成前將尚未行使之10%可贖回有抵押可換股票據及本金額為950,000美元之票據轉換為5,029,339股Xact股份及16,600,000股Xact股份；

頁次

附錄四 — 一般資料

責任聲明 156
董事於證券之權益 156
主要股東 158
服務合約 159
構成競爭之權益 160
重大合約 160
訴訟 162
專家及同意書 164
其他事項 164
備查文件 164

目　錄

頁次

釋義 1

董事會函件

絡言 5

交換事項

股份交換協議 6

有關勵安之資料 11

有關Xact之資料 11

勵安於完成之前及之後之股權架構 14

進行交換事項的理由 16

股東批准 17

進一步資料 18

獨立董事委員會函件 19

百德能函件 20

Xact之管理層討論及分析 39

附錄一 — 本集團之財務資料

財務資料概要 41

經審核財務報表 42

未經審核財務報表 98

債項聲明 117

營運資金 118

重大不利變動 118

本集團之經營及財政展望 119

附錄二 — Xact之財務資料 120

附錄三 — 經擴大集團之未經審核備考財務資料 149

閣下對本通函任何方面如有任何疑問，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(於百慕達註冊成立之有限公司)

(股份代號：720)

主要及關連交易
股份交換協議

和記行(集團)有限公司之
獨立董事委員會及股東之獨立財務顧問



百德能
證券

* *僅供識別*

二零零六年十一月十日

82-3990

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Wo Kee Hong (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

MAJOR AND CONNECTED TRANSACTION

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

Nuada Limited

A letter from the Independent Board Committee containing its advice to the Independent Shareholders in respect of the terms of the Agreement and the Disposal is set out on page 10 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement and the Disposal is set out on pages 11 to 15 of this circular.

A notice convening the SGM to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 22 December 2006 at 9:00 a.m. is set out on pages 106 to 107 of this circular. If you are not able to attend and/or vote at the meeting, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

* *for identification purpose only*

4 December 2006

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 3

The Agreement 4

The Litigation 5

Financial Information on Che Chuen 5

Information on Che Chuen 6

Reason for the Disposal 6

Financial Effect on the Disposal 7

Implications under the Listing Rules 7

Procedures for Demanding Poll 7

Recommendations 8

SGM 8

Further Information 9

Letter from the Independent Board Committee 10

Letter from the Independent Financial Adviser 11

APPENDIX I – Financial Information of the Group 16

APPENDIX II – General Information 95

NOTICE OF SGM 106

In this circular, the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

"Agreement"	the agreement dated 14 November 2006 between WKHL and Surestatus;
"associate(s)"	has the meaning ascribed to it under the Listing Rules;
"Bye-laws"	the bye-laws of the Company as may be amended from time to time;
"Che Chuen"	Che Chuen Development Ltd., an wholly-owned subsidiary of the Company;
"Company"	Wo Kee Hong (Holdings) Limited, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Disposal"	the disposal of the Sale Capital by WKHL to Surestatus pursuant to the Agreement;
"Dongguan Changxing"	東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*), a sino-foreign equity joint venture established in the PRC;
"Group"	the Company and its subsidiaries;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	the independent board committee comprising Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors to advise on this transaction;
"Independent Financial Adviser"	Nuada Limited, a licensed corporation under the SFO to conduct type 6 (advising on corporate finance) regulated activity under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Agreement and the Disposal;

* *for identification purpose only*

"Independent Shareholders"	Shareholders other than Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Modern Orbit Limited together with their respective associates;
"Latest Practicable Date"	30 November 2006, being the latest practicable date for ascertaining certain information referred to herein prior to the printing of this circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Litigation"	the litigation against Dongguan Changxing by Guangzhou City Cheungnan Investment Co., Ltd.;
"PRC	The People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale Capital"	a 100% interest in the issued capital of Che Chuen;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SGM"	special general meeting of the Company;
"Share(s)"	share(s) of HK$1.00 each in the capital of the Company;
"Shareholder(s)"	shareholder(s) of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Surestatus"	Surestatus Group Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Richard Man Fai LEE;
"WKHL"	Wo Kee Hong (B.V.I.) Limited, a company incorporated in the British Virgin Islands and an wholly-owned subsidiary of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"%"	per cent.



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

Executive Directors:
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

4 December 2006

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION

INTRODUCTION

On 14 November 2006, the Company announced that WKHL, an wholly-owned subsidiary of the Company, as the vendor entered into an agreement with Surestatus as the purchaser whereby WKHL has agreed to sell and Surestatus has agreed to purchase 100% interest in the issued share capital of Che Chuen for a consideration of HK$1.00.

The Disposal constitutes a major and connected transaction for the Company under Chapters 14 and 14A of the Listing Rules and shall be subject to approval of Independent Shareholders by way of poll in a general meeting. Surestatus is wholly owned by Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company.

* *for identification purpose only*

In compliance with the requirements of the Listing Rules, an Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the Agreement and the Disposal.

The Company has appointed the Independent Financial Adviser as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement and the Disposal.

The purpose of this circular is to provide you with, among other things, (a) the details of the Agreement and the Disposal; (b) the recommendation of the Independent Board Committee in respect of the terms of the Agreement and the Disposal; and (c) the advice of the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement and the Disposal.

THE AGREEMENT

Date:

14 November 2006

Parties:

(i) WKHL, as vendor

(ii) Surestatus, as purchaser

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Surestatus carries on the business of investment holding.

Subject matter:

100% of the issued capital of Che Chuen. Che Chuen's principal asset is an indirect 92% interest in the registered capital of Dongguan Changxing.

Consideration:

HK$1.00

The consideration was arrived at after arm's length negotiation and on the basis that Dongguan Changxing has net liabilities of HK$30.0 million as at 31 October 2006 and was a defendant in the Litigation.

Conditions precedent:

Completion of the Disposal is conditional upon the following conditions being fulfilled and remaining fulfilled or waived by Surestatus as at completion:–

(i) consents of the Independent Shareholders of the Company and the Stock Exchange and all filings with any relevant governmental or regulatory authorities and other relevant third parties in Hong Kong, Bermuda or elsewhere which are required or appropriate for the entering into and the implementation of the Disposal having been given or made; all waiting periods required under the laws of Hong Kong, Bermuda or any other relevant jurisdictions having expired or terminated; and all applicable statutory or other legal obligations having been complied with;

(ii) all relevant approvals, consents, registrations and/or permission required in the PRC (if any) in relation to the Disposal having been obtained/made, which include, as appropriate and without limitation, the approval of the Disposal by the local Ministry of Commerce and obtaining the required business licence of the Company issued by the local Administration for Industry and Commerce in the PRC.

As at the Latest Practicable Date, none of the above conditions have been fulfilled.

THE LITIGATION

The Company had announced on 17 February 2006 that Dongguan Changxing was a defendant to proceedings instigated by 廣州市祥能置業投資有限公司 (Guangzhou City Cheungnan Investment Co., Ltd.*) on 26 March 2004 claiming for an amount of US$1,997,000 (equivalent to approximately HK$15.6 million) and interest thereon.

On 24 January 2006, the Guangdong Province Higher People's Court affirmed the decision of the Dongguan City Medium People's Court which found in favour of Guangzhou City Cheungnan Investment Co., Ltd.* and the award calculated as at the Latest Practicable Date is approximately HK$32.6 million. Since that judgment, so far as the Directors are aware, no action has been taken against Dongguan Changxing by Guangzhou City Cheungnan Investment Co., Ltd.

FINANCIAL INFORMATION ON CHE CHUEN

As Che Chuen only became the shareholder of Dongguan Changxing in 2006 pursuant to a group reorganisation whereby Che Chuen became the intermediate holding company of Dongguan Changxing, there is no audited consolidated financial information for Che Chuen which includes Dongguan Changxing for the years ended 31 December 2004 and 2005.

The audited net profit (both before and after taxation and extraordinary items) of Che Chuen for the years ended 31 December 2004 and 2005 were HK$453,000 and HK$1,466,000 respectively.

* *for identification purpose only*

The audited loss before and after taxation and extraordinary items for Dongguan Changxing for the years ended 31 December 2004 and 2005 were HK$16,844,000 and HK$30,497,000 respectively.

As at 30 June 2006, Che Chuen had no net assets or liabilities. The unaudited net liabilities of Dongguan Changxing as at 30 June 2006 was HK$60.3 million. As at 31 October 2006, there was a waiver of intercompany current account balance due from Che Chuen to the Company in the amount of HK$30.3 million. The waiver of this intercompany balance was not conditional upon the completion of the Disposal. As a result of the waiver, the unaudited consolidated net liabilities of Che Chuen would be adjusted downwards by HK$30.3 million as at 31 October 2006 and the unaudited consolidated accumulated losses of Che Chuen as at 31 October 2006 amounted to approximately HK$27.7 million.

INFORMATION ON CHE CHUEN

Che Chuen holds an indirect 92% interest in the registered capital of Dongguan Changxing. Dongguan Changxing was acquired in 1998 for the purpose of acquiring the land use right to a piece of land situated at Dai Ling Shan, Lin Ping Management Area, Dougguan, Guangdong Province, the PRC*. Given the results of the Litigation against Dongguan Changxing, the Company believes it is in the best interest of the Company and Shareholders to distance the Group from the Litigation and any possible liabilities arising therefrom by entering into the Disposal.

REASON FOR THE DISPOSAL

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories, motor yachts and other electronic and electrical products.

Mr. Richard Man Fai LEE considered that this proposed purchase by him of Dongguan Changxing will have a positive effect on the Company by shielding the Company from the risk of assuming all liabilities and cash outflow caused by this subsidiary in light of the Litigation, thus enhancing the net asset value of the Group. Therefore, the Directors believe that the terms of the Disposal are fair and reasonable and in the interest of Shareholders as a whole.

Following the Disposal, Che Chuen will cease to be a subsidiary of the Company.

* *for identification purpose only*

FINANCIAL EFFECT ON THE DISPOSAL

The Group is expected to make a gain of approximately HK$30.0 million as a result of the Disposal which is calculated based on the consideration and the net liabilities of Che Chuen as at 31 October 2006.

The Disposal does not have any significant disadvantage for the Company. The Group's net asset position improves as a result of the Disposal in which the net asset value increase. The Group will use the proceeds of the Disposal as general working capital.

IMPLICATIONS UNDER THE LISTING RULES

As the relevant applicable percentage ratios under the Listing Rules are more than 25% but less than 75%, the Disposal constitutes a major transaction of the Company and is conditional on approval by the Independent Shareholders. As Surestatus is wholly owned by Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, the Disposal constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. Mr. Richard Man Fai LEE is deemed to be interested in 121,363,881 Shares by virtue of his personal, family and corporate interest of 121,363,881 Shares, representing approximately 55% of the issued share capital of the Company as at the Latest Practicable Date. The Disposal is therefore subject to the approval by the Independent Shareholders at the SGM by poll.

Save for Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Modern Orbit Limited and any of their respective associates who are required to abstain from voting pursuant to the requirements of the Listing Rules, no other Shareholders shall be required to abstain from voting in respect of the proposed resolution to approve the Agreement and the Disposal.

PROCEDURES FOR DEMANDING POLL

Pursuant to bye-law 70 of the Bye-Laws, a poll may be demanded in relation to any resolution put to the vote of the SGM (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATIONS

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Agreement and the Disposal. The Independent Board Committee, having taken into account the advice of the Independent Financial Adviser, considers that the terms of the Agreement and the Disposal are fair and reasonable so far as the Shareholders are concerned and recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM in respect of the Agreement and the Disposal.

The Directors believe that the terms of the Agreement and the Disposal are fair and reasonable and in the interest of Shareholders as a whole and therefore recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM in respect of the Agreement and the Disposal.

SGM

Set out on pages 106 to 107 is a notice convening the SGM to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 22 December 2006 at 9:00 a.m. at which an ordinary resolution will be proposed to the Independent Shareholders to consider and, if thought fit, approve the Agreement and the transactions contemplated thereunder.

A form of proxy for use at the SGM is enclosed. If you are not able to attend and/or vote at the SGM in person, you are strongly urged to complete and return the form of proxy in accordance with the instructions printed thereon to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the SGM or any adjournment thereof should you so wish.

FURTHER INFORMATION

Your attention is drawn to the letter from the Independent Board Committee set out on page 10 of this circular, the letter from the Independent Financial Adviser set out on pages 11 to 15 of this circular and the additional information set out in the appendices to this circular.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

4 December 2006

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION

We have been appointed as the Independent Board Committee to advise you in connection with the terms of the Agreement and the Disposal, details of which are set out in the letter from the Board set out in the circular to Shareholders dated 4 December 2006 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having taken into account the terms of the Agreement and the Disposal as set out on pages 4 to 5 of the Circular, the principal factors and reasons considered by the Independent Financial Adviser and its advice in relation thereto as set out on pages 11 to 15 of the Circular and the other factors contained in the "Letter from the Board" as set out on pages 3 to 9 of the Circular, we are of the opinion that the terms of the Agreement and the Disposal are (i) on normal commercial terms; (ii) fair and reasonable; and (iii) in the interest of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the terms of the Agreement and the Disposal.

Yours faithfully,

Boon Seng TAN	**Raymond Cho Min LEE**	**Ying Kwan CHEUNG**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

The following is the text of a letter of advice from Nuada Limited in connection with the Disposal which has been prepared for inclusion in this circular.

Nuada Limited
7th Floor, New York House
60 Connaught Road Central
Hong Kong

4 December 2006

To the Independent Board Committee and
the Independent Shareholders of
Wo Kee Hong (Holdings) Limited

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Disposal, details of which have been set out in letter from the board (the "Letter") in the circular to the Shareholders dated 4 December 2006 (the "Circular"), of which this letter forms part. Unless otherwise stated, terms used in this letter have the same meanings as those defined in the Circular.

On 14 November 2006, WKHL entered into an agreement with Surestatus whereby WKHL has agreed to sell and Surestatus has agreed to purchase 100% issued share capital of Che Chuen for a consideration of HK$1.00. Surestatus is wholly owned by Mr. Richard Man Lai LEE, the Executive Chairman and Chief Executive Office of the Company. The Disposal constitutes a major and connected transaction for the Company under Chapters 14 and 14A of the Listing Rules and shall be subject to approval of the Independent Shareholders at the SGM.

As at the Latest Practicable Date, Mr. Richard Man Lai LEE is deemed to be interested in 121,363,881 Shares by virtue of his personal, family and corporate interest of 121,363,881 Shares, representing approximately 55% of the issued share capital of the Company. Accordingly, Mr. Richard Man Lai LEE and his associates, including Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Modern Orbit Limited together with their respective associates, shall abstain from voting on the relevant resolution(s) to approve the Disposal at the SGM.

We have been appointed to advise the Independent Board Committee and the Independent Shareholders as to whether the Disposal is on normal commercial terms, in the ordinary and usual course of business, fair and reasonable so far as the Company and the

Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole and whether the Independent Shareholders should vote in favour of the resolution(s) to be proposed at the SGM for approving the Disposal.

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations provided to us by the Company and the Directors. We have assumed that all information, representations and opinions contained or referred to in the Circular and all information and representations which have been provided by the Company and the Directors, for which they are solely and wholly responsible, were true and accurate at the time they were made and continue to be so at the date hereof. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to believe that any information and representations relied on by us in forming our opinion is untrue, inaccurate or misleading, nor are we aware of any material facts the omission of which would render the information provided and the representations made to us untrue, inaccurate or misleading. The Directors collectively and severally accept full responsibility for the accuracy of the information contained in the Circular. The Directors have confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading.

We consider that we have reviewed sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, studied, investigated nor verified the validity of all legal aspects of, and procedural aspects for, the Disposal, nor have we studied or investigated any legal aspects of the Litigation. We have further assumed that all material governmental, regulatory or other consents, rights, waivers, authorisations, clearances and approvals necessary for the effectiveness and implementation of the Disposal have been or will be obtained and will not be withdrawn without any adverse effect on the Group, the assets and liabilities of the Group or the contemplated benefits to the Group as derived from Disposal. Neither have we conducted any independent verification of the information provided, nor have we carried out any in-depth investigation into the business, affairs and prospects of the Company, Che Chuen, Dongguan Changxing and/or their respective subsidiaries or associated companies. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion expressed herein which may come or be brought to our attention after the Latest Practicable Date.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion regarding the Disposal, we have taken into consideration the following principal factors and reasons:

Background and reasons for the Disposal

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio visual equipment, car audio and electronic products, motor vehicles and car accessories, motor yachts and other electronic and electrical products. Che Chuen's principal asset is an indirect 92% interest in the registered capital of Dongguan Changxing. The Group has been involved in the Litigation which was instigated by 廣州市祥能置業投資有限公司 (transliterated as Guangzhou City Cheungnan Investment Co., Ltd.*) as the plaintiff (the "Plaintiff") against Dongguan Changxing as the defendant, claiming for an amount of US$1,997,000 (equivalent to approximately HK$15.6 million) (the "Claim Amount") and interest thereon.

Mr. Richard Man Fai LEE considered that the Disposal will have a positive effect on the Company by shielding the Company from the risk of assuming all liabilities and cash outflow caused by Dongguan Changxing in light of the Litigation. Given the results of the Litigation against Dongguan Changxing, the Group believes that it is in the interest of the Company and the Shareholders to distance the Group from the Litigation and any possible liabilities arising therefrom by entering into the Disposal. As advised by the Company, Che Chuen and Dongguan Changxing are now dormant with no material assets and business operation. As such, we consider that the Disposal would not impose any adverse impact on the existing business operation of the Group.

The Litigation and the financial status of Che Chuen and Dongguan Changxing

The Plaintiff instigated the Litigation against Dongguan Changxing on 26 March 2004. The Plaintiff claimed that the Claim Amount represented the amount owed and due from Dongguan Changxing, which was assigned to the Plaintiff by an assignee of the Bank of China (Dongguan), the lender which has originally advanced the amount to Dongguan Changxing.

On 29 July 2005, the Dongguan City Court ruled in favour of the Plaintiff and ordered the Defendant to pay the Plaintiff an amount equivalent to an aggregate of the outstanding principal amount claimed and interest thereon and court fees for the proceedings. In August 2005, Dongguan Changxing has lodged an appeal to Guangdong Province Higher People's Court against the decision of the Dongguan City Court. A written judgment dated 24 January 2006 (the "Judgment") was delivered by the Guangdong Province Higher People's Court. It was held in favour of the Plaintiff and Dongguan Changxing's application for appeal was dismissed. As at the Latest Practicable Date, the aggregate amount payable by Dongguan Changxing pursuant to the order of the Dongguan City Court is approximately HK$32.6 million.

* *for identification purpose only*

As at 30 September 2006, Che Chuen had no net assets or liabilities, while Dongguan Changxing had an unaudited liabilities of approximately HK$60.3 million. Details of the unaudited net liabilities of Dongguan Changxing as at 30 September 2006 as stated in the management account of Dongguan Changxing are summarised as follows:

	Account balance as at 30 September 2006 *(Unaudited)* *HK$'000*
Fixed assets	0
Current assets	702
Current liabilities	(60,972)
Provision for Litigation claim	(30,656)
Amount due to the Company	(30,316)
Non-current liabilities	0
Net liabilities	(60,270)

As illustrated above, Dongguan Changxing had no fixed assets but current liabilities of approximately HK$61.0 million, which comprised provision for the Litigation claim of approximately HK$30.7 million (the "Provision") and amount due to the Company of approximately HK$30.3 million (the "Amount Due"), as at 30 September 2006. As at 31 October 2006, the Amount Due had been waived by the Company, as a result of which the unaudited consolidated net liabilities of Che Chuen would be adjusted downward by approximately HK$30.3 million.

Given Che Chuen and Dongguan Changxing are dormant with no material assets and business operation and the Judgment, we consider that the Disposal would enable the Group to get rid of the Litigation and the liabilities in relation thereto and improve the net assets of the Group, and thus is in the interest of the Company and the Shareholders as a whole. We also consider that the consideration of HK$1.00 for the Disposal which was arrived at after arm's length negotiation and on the basis of the net liabilities position of Dongguan Changxing as detailed above and the Litigation is fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Financial effects of the Disposal on the Group

Given the net liabilities of Dongguan Changxing, the Group is expected to make a gain of approximately HK$30.0 million as a result of the Disposal. As such, we consider that the Disposal would have a positive effect on the net asset position on the Group and is thus in the interest of the Company and the Shareholders as a whole.

The audited net profit (both before and after taxation and extraordinary items) of Che Chuen for the two years ended 31 December 2005 were HK$453,000 and HK$1,466,000 respectively. The audited consolidated loss (both before and after taxation and extraordinary items) for Dongguan Changxing for the two years ended 31 December 2005 were approximately HK$16,844,000 and HK$30,497,000 respectively. As Che Chuen and Dongguan Changxing are now dormant with no material assets and business operation, we consider that the Disposal would not have any adverse impact on the earnings and working capital of the Group.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the opinion that the Disposal is on normal commercial terms, in the ordinary and usual course of business, in the interests of the Company and the Shareholders as a whole and is fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee and the Independent Shareholders that the Independent Shareholders should vote in favour of the relevant resolution(s) to be proposed at the SGM to approve the Disposal.

Yours faithfully,
For and on behalf of
Nuada Limited
Bernard Chan **Po Chan**
Executive Director *Executive Director*

1. SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the consolidated income statement and the assets and liabilities of the Group for the three years ended 31 December 2005 and the two six months ended 30 June 2006:

	For the year ended 31 December			For the six months ended 30 June	
	2003	2004	2005	2005	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
RESULTS					
Turnover	553,232	618,618	689,770	324,610	308,211
Cost of sales	(432,584)	(487,512)	(549,330)	(261,026)	(244,929)
Gross profit	120,648	131,106	140,440	63,584	63,282
(Loss)/profit from operations	(49,377)	2,109	76,322	95,020	(5,801)
(Loss)/profit before tax	(82,632)	(28,601)	48,898	91,795	(10,409)
Income tax (expenses)/credit	(2,699)	29,502	(11,502)	(12,426)	(6)
Loss for the period from non-current assets held for sale	–	–	–	(3,008)	(6,093)
(Loss)/profit before minority interests	(85,331)	901	37,396	76,361	(16,508)
Minority interests	579	821	(1,935)	17	(177)
Net (loss)/profit for the year	(84,752)	1,722	35,461	76,378	(16,685)
Dividends	0	0	0	0	0
(Losses)/earnings per share – basic *(Note)*	(6.35) cents	0.08 cents	1.60 cents	34.46 cents	(7.53) cents
ASSETS AND LIABILITIES					
Total assets	646,322	611,661	615,606	610,586	753,521
Total liabilities	(384,406)	(346,733)	(311,085)	(268,693)	(464,452)
Net assets	261,916	264,928	304,521	341,893	289,069
Minority interests	–	(1,609)	(3,544)	(1,592)	(3,934)
Shareholders' funds	261,916	263,319	300,977	340,301	285,135

Note: Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on 15 June 2006, every ten ordinary shares of HK$0.01 each in the share capital of the Company were consolidated into one share of HK$1.00 each. The (losses)/earnings per share for the year ended 31 December 2003, 2004 and 2005 as disclosed above does not take into account for the effect of the share consolidation. For illustrative purpose, the adjusted (losses)/earnings per share for the year ended 31 December 2003, 2004 and 2005 were (63.51) cents, 0.78 cents and 16.00 cents respectively.

2. AUDITED FINANCIAL STATEMENTS

The following is an extract of the audited financial statements of the Group from the annual report of the Company for the year ended 31 December 2005:

Consolidated Income Statement
For the year ended 31 December 2005

	Notes	**2005** *HK$'000*	**2004** *HK$'000* (Restated)
Turnover	*6&7*	689,770	618,618
Cost of sales		(549,330)	(487,512)
Gross profit		140,440	131,106
Other operating income	*8*	10,721	6,788
Distribution costs		(50,413)	(55,850)
Administrative expenses		(95,101)	(80,548)
Loss on disposal of properties held for sale		(2,905)	–
Fair value gains/(losses) on investment properties	*17*	12,728	(1,594)
Reversal of write-down of properties held for sale to net realisable value		3,330	2,207
Gain on settlement of a loan	*34*	88,178	–
Provision for a legal claim	*30*	(30,656)	–
Profit from operations	*9*	76,322	2,109
Finance costs	*10*	(6,685)	(7,902)
Net loss on disposal of subsidiaries	*11*	–	(1,745)
Restructuring costs	*12*	–	(1,320)
Share of results of associates	*22*	(20,739)	(19,743)
Profit/(loss) before tax		48,898	(28,601)
Income tax (expense)/credit	*13*	(11,502)	29,502
Profit for the year		37,396	901
Attributable to:			
Equity holders of the Company		35,461	1,722
Minority interests		1,935	(821)
		37,396	901
Earnings per share for profit attributable to the equity holders of the Company – Basic and diluted	*14*	1.60 cents	0.08 cents

The accompanying notes on pages 25 to 72 form an integral part of these financial statements.

Consolidated Balance Sheet
As at 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Non-current assets			
Investment properties	17	200,847	172,305
Property, plant and equipment	18	102,664	117,528
Goodwill	19	2,306	2,306
Interests in associates	22	60,545	79,926
Investment securities	26	–	702
Available-for-sale financial assets	27	527	–
Deferred tax assets	36	6,300	21,300
		373,189	394,067
Current assets			
Inventories	23	81,157	85,023
Properties held for sale, at net realisable value		24,851	34,000
Trade and other receivables	24	103,942	73,587
Amounts due from associates	25	4,528	8,931
Other investments	26	–	101
Other financial assets at fair value through profit or loss	28	20	–
Derivative financial instruments	46	3,910	–
Cash and cash equivalents	47	24,009	15,952
		242,417	217,594
Current liabilities			
Trade and other payables	29	118,832	107,768
Provision for a legal claim	30	30,656	–
Bills payable		18,160	38,840
Tax payable		421	241
Amounts due to related companies	32	4,100	9,726
Obligations under finance leases – due within one year	33	82	84
Borrowings – due within one year	34	69,333	32,820
		241,584	189,479
Net current assets		833	28,115
Total assets less current liabilities		374,022	422,182

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Non-current liabilities			
Convertible loan note	31	28,951	–
Obligations under finance leases – due after one year	33	319	408
Borrowings - due after one year	34	13,727	131,624
Loan advanced from a minority shareholder	35	–	128
Amount due to a related company	32	5,352	–
Deferred tax liabilities	36	21,152	25,094
		69,501	157,254
Net assets		304,521	264,928
Capital and reserves			
Share capital	37	221,615	221,615
Reserves		79,362	41,704
Equity attributable to equity holders of the Company		300,977	263,319
Minority interests		3,544	1,609
Total equity		304,521	264,928

The accompanying notes on pages 25 to 72 form an integral part of these financial statements.

Balance Sheet
As at 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Property, plant and equipment	18	421	468
Investments in subsidiaries	21	262,768	262,768
		263,189	263,236
Current assets			
Trade and other receivables		813	1,421
Amounts due from subsidiaries	25	176,405	69,400
Other investments	26	–	36
Other financial assets at fair value through profit or loss	28	20	–
Cash and cash equivalents		78	365
		177,316	71,222
Current liabilities			
Trade and other payables		3,217	2,826
Amounts due to subsidiaries	25	157,723	65,065
Amounts due to related companies	32	877	2,177
		161,817	70,068
Net current assets		15,499	1,154
Total assets less current liabilities		278,688	264,390
Non-current liabilities			
Convertible loan note	31	28,951	–
Amount due to a related company	32	1,162	–
		30,113	–
Net assets		248,575	264,390
Capital and reserves attributable to the Company's equity holders			
Share capital	37	221,615	221,615
Reserves	38	26,960	42,775
Total equity		248,575	264,390

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005

	Attributable to equity holders of the Company							
	Share capital HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Equity component of convertible loan note HK$'000	Other reserve HK$'000 (note)	Accumulated losses HK$'000	Minority interests HK$'000	Total HK$'000
The Group								
At 1 January 2004, as previously reported as equity	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
At 1 January 2004, as previously separately reported as minority interests	–	–	–	–	–	–	–	–
At 1 January 2004, as restated	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	(319)	–	–	–	–	(319)
Net expense recognised directly in equity	–	–	(319)	–	–	–	–	(319)
Profit/(loss) for the year	–	–	–	–	–	1,722	(821)	901
Total recognised (expense)/income for the year	–	–	(319)	–	–	1,722	(821)	582
Increment due to increase of share capital of a subsidiary	–	–	–	–	–	–	2,430	2,430
At 31 December 2004 and 1 January 2005, as restated	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	–	–	2,012	–	–	–	–	2,012
Net income recognised directly in equity	–	–	2,012	–	–	–	–	2,012
Profit for the year	–	–	–	–	–	35,461	1,935	37,396
Total recognised income for the year	–	–	2,012	–	–	35,461	1,935	39,408
Recognition of equity component of convertible loan note	–	–	–	185	–	–	–	185
At 31 December 2005	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At 1 January 2004	(27,616)
Loss for the year	(19,743)
At 31 December 2004	(47,359)
Loss for the year	(20,739)
At 31 December 2005	(68,098)

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on 18 September 2002.

Consolidated Cash Flow Statement

For the year ended 31 December 2005

	2005 HK$'000	2004 HK$'000
Operating activities		
Profit/(loss) before tax	48,898	(28,601)
Adjustments for:		
Share of results of associates	20,739	19,743
Interest income	(349)	(48)
Interest expenses	6,272	7,336
Finance lease charges	13	8
Depreciation	5,681	6,773
Amortisation of goodwill	–	407
Exchange loss arose from capitalisation of amount due to subsidiaries	842	–
Loss on disposal of property, plant and equipment	77	558
Fair value loss on available-for-sale financial assets	175	–
Fair value losses on other financial assets at fair value through profit or loss	81	–
Fair value losses on derivative financial instruments	17	–
Provision for a legal claim	30,656	–
Unrealised holding gain of other investments	–	(1)
Reversal of write-down of properties held for sale to net realisable value	(3,330)	(2,207)
Fair value (gains)/losses on investment properties	(12,728)	1,594
Net loss on disposal of subsidiaries	–	1,745
Exchange loss on loan advanced from a supplier	–	214
Gain on settlement of a loan	(88,178)	–
Waive of imputed interest expense on non-current interest-free amounts due to a related company	(487)	–
Operating cash flows before movements in working capital	8,379	7,521
Decrease in inventories	3,866	22,110
Decrease in properties held for sale	12,480	23,246
Increase in trade and other receivables	(31,246)	(7,674)
Decrease/(Increase) in amounts due from associates	4,403	(8,188)
Decrease in amounts due from related parties	–	2,085
Increase in trade and other payables	12,612	21,752
(Decrease)/Increase in bills payable	(20,680)	4,932
Decrease in amounts due to Directors	–	(1,619)
Decrease in amounts due to related companies	(274)	(429)
Cash (used in)/generated from operations	(10,460)	63,736
Hong Kong Profits Tax refunded/(paid)	44	(132)
Overseas tax paid	(298)	(33)
	(254)	(165)
Net cash (used in)/generated from operating activities	(10,714)	63,571

	Note	2005 HK$'000	2004 HK$'000
Investing activities			
Disposal of investment properties		9,176	–
Purchase of property, plant and equipment		(18,883)	(2,584)
Proceeds from disposal of property, plant and equipment		2,984	548
Proceeds from disposal of subsidiaries	39	–	7,762
Interest received		349	228
Increase in shareholding of a subsidiary		–	(2,287)
Investment in an associate		–	(7,025)
Net cash used in investing activities		(6,374)	(3,358)
Financing activities			
New bank loans		306,494	216,951
Net proceeds from issue of convertible loan note		28,265	–
New obligation under finance leases		–	540
Repayment of bank loans		(260,662)	(261,043)
Repayment of a loan advanced from a supplier		(46,817)	–
Increase in share capital of a subsidiary contributed by minority shareholders		–	16
Interest paid		(4,824)	(4,097)
Repayment of obligations under finance leases		(82)	(49)
Repayment of loan from a minority shareholder		(128)	–
Finance lease charges paid		(13)	(8)
Net cash generated from/(used in) financing activities		22,233	(47,690)
Net increase in cash and cash equivalents		5,145	12,523
Cash and cash equivalents at 1 January		13,695	1,796
Effect of foreign currency exchange rate changes		(237)	(624)
Cash and cash equivalents at 31 December		18,603	13,695
Analysis of the balances of cash and cash equivalents			
Being:			
Cash and cash equivalents		24,009	15,952
Bank overdrafts		(5,406)	(2,257)
		18,603	13,695

The accompanying notes on pages 25 to 72 form an integral part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2005

1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is disclosed in the corporate information of the annual report.

The Company is an investment holding company. Its subsidiaries are principally engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of the People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements were approved and authorised for issued by the Board on 11 April 2006.

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The adoption of new/revised HKFRSs

In 2005, the Group adopted the new/revised standards and interpretations of HKFRSs below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share

HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKAS-Int 15	Operating Leases – Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs and HKFRSs did not result in substantial changes to the Group's accounting policies except for those further described below.

In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS-Int 15 had no material effect on the Group's policies.

- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.

- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. Where the land and building cannot be allocated reliably as at the date of acquisition, the land and building elements will continue to be treated as property, plant and equipment and carried at cost.

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy relating to the classification of other financial assets at fair value through profits or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in fair value is recognised through income statement.

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under the previous Statement of Standard Accounting Practice ("SSAP") No. 13 were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards.

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and

employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised.

Following the adoption of HKFRS 3 "Business Combinations", HKAS 36 "Impairment of Assets" and HKAS 38 "Intangible Assets" goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested for impairment annually as opposed to being amortised over its estimated useful life in previous years. Any impairment loss recognised during the year is charged to the income statement. This change in accounting policy has been applied prospectively from 1 January 2005 and amortisation of goodwill ceased on 31 December 2004.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 – the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

- HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005;

- HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1 January 2005, including the reclassification of any amount held in revaluation surplus for investment property;

- HKAS-Int 15 – does not require the recognition of incentives for leases beginning before 1 January 2005;

- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and

- HKFRS 3 – prospectively after 1 January 2005.

	2005 *HK$'000*	2004 *HK$'000*
The adoption of HKFRS 3 resulted in:		
Decrease in administrative expenses - Goodwill amortisation	407	–
Increase in basic and diluted earnings per share	0.02 cent	–
The adoption of HKAS 39 resulted in:		
Increase in available-for-sale financial assets	527	–
Decrease in investment securities	527	–
Increase in financial assets at fair value through profit or loss	20	–
Decrease in other investments	20	–
Increase in derivative financial instruments	3,910	–
Increase in administrative expenses:		
– Available-for-sale financial assets	175	–
– Derivative financial instruments	17	–
Decrease in basic and diluted earnings per share	0.01 cent	–

The Group has not early applied the following new/revised standards and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

3. Significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligation or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Goodwill

Goodwill arising on acquisitions prior to 1 January 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition.

For previously capitalised goodwill arising on acquisitions after 1 January 2001, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after 1 January 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the

cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sale of goods are recognised when goods are delivered and title has passed.

Maintenance service income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income under operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payment). The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associate, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

– Land held under medium-term lease	Over the unexpired term of lease
– Buildings on land held under medium-term lease	2½-5%
– Leasehold improvements	20%
– Furniture, fixtures and equipment	10-20%
– Machinery and tools	20-33⅓%
– Motor vehicles	20-25%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. As the directors consider the allocation between the land and buildings elements cannot be made reliably, no restatement has been made in the financial statements.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial

liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Other financial liabilities

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

Convertible loan notes

Convertible loan notes issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan notes into equity, is included in equity (convertible loan notes equity reserve).

In subsequent periods, the liability component of the convertible loan notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan notes equity reserve until the embedded option is exercised (in which case the balance stated in convertible loan notes equity reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible loan notes equity reserve will be released to the retained earnings. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan notes using the effective interest method.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration received or receivable is recognised in profit or loss.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. Financial risk management objectives and policies

The Group's major financial instruments include equity and debt investments, borrowings, trade receivables, trade payables and convertible loan notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Several subsidiaries of the Company have foreign currency sales, which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with the Group's risk management policies.

Certain trade receivables, loan receivables and borrowings of the Group are denominated in foreign currencies. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate bank borrowings (see Note 34). In relation to these fixed-rate borrowings, the Group aims at keeping borrowings at variable rates.

Besides, the Group is exposed to interest rate risk through the impact of rate changes on interest bearing bank borrowings and obligations under finance leases. The interest rates and terms of repayment of bank borrowings and obligations under finance leases of the Group are disclosed in notes 34 and 33 respectively.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 December 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Liquidity risk

The Group's liquidity risk management includes diversifying the funding sources. The Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations.

5. Critical accounting judgements and key sources of estimation uncertainty

In the process of applying the entity's accounting policies which are described in note 3, management has made the following judgments that have significant effect on the amounts recognised in the financial statements. The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

Allowances for bad and doubtful debts

The policy for allowance of bad and doubtful debts of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews an aging analysis at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at 31 December 2005, the carrying amount of goodwill was HK$2,306,000. Details of the recoverable amount calculation are disclosed in note 20.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

6. Turnover

	2005	**2004**
	HK$'000	*HK$'000*
Sales of goods to customers, less returns and discounts	642,964	576,232
Maintenance service income	46,806	42,386
	689,770	618,618

7. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sale

Segment information about these businesses is presented below.

2005

	Air-conditioning products	Audio-visual and other electrical products	Cars and car accessories	Direct marketing	Property investment	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover								
External sales	97,987	212,161	377,845	1,777	–	–	–	689,770
Inter-segment sales	761	157	–	30	–	–	(948)	–
Total turnover	98,748	212,318	377,845	1,807	–	–	(948)	689,770

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products	Audio-visual and other electrical products	Cars and car accessories	Direct marketing	Property investment	Others	Eliminations	Consolidated
Result								
Segment result	2,353	4,740	11,576	(962)	12,749	(361)	130	30,225
Gain on settlement of a loan								88,178
Unallocated other operating income								487
Provision for a legal claim								(30,656)
Unallocated corporate expenses								(11,912)
Profit from operations								76,322
Finance costs								(6,685)
Share of results of associates	–	(23,455)	2,716	–	–	–	–	(20,739)
Profit before tax								48,898
Income tax expense								(11,502)
Profit for the year								37,396

2005

	Air-conditioning products *HK$'000*	Audio-visual and other electrical products *HK$'000*	Cars and car accessories *HK$'000*	Direct marketing *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Consolidated balance sheet								
Assets								
Segment assets	26,790	50,643	126,386	1	227,384	8,249	–	439,453
Interests in associates	–	52,930	7,615	–	–	–	–	60,545
Unallocated corporate assets								115,608
Consolidated total assets								615,606
Liabilities								
Segment liabilities	18,139	21,154	86,711	–	3,884	37	–	129,925
Unallocated corporate liabilities								181,160
Consolidated total liabilities								311,085
Other information								
Capital expenditure	303	295	16,074	–	–	2,211	–	18,883
Depreciation and amortisation	117	325	1,806	–	2,871	562	–	5,681
Fair value gains on investment properties	–	–	–	–	(12,728)	–	–	(12,728)
Reversal of write-down of properties held for sale to net realisable value	–	–	–	–	(3,330)	–	–	(3,330)

2004

	Air-conditioning products *HK$'000*	Audio-visual and other electrical products *HK$'000*	Cars and car accessories *HK$'000*	Direct marketing *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover								
External sales	122,449	137,543	314,590	44,036	–	–	–	618,618
Inter-segment sales	1,096	5,615	–	107	–	–	(6,818)	–
Total turnover	123,545	143,158	314,590	44,143	–	–	(6,818)	618,618

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products *HK$'000*	Audio-visual and other electrical products *HK$'000*	Cars and car accessories *HK$'000*	Direct marketing *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Result								
Segment result	3,931	(490)	10,338	(6,632)	(1,006)	–	692	6,833
Unallocated corporate expenses								(4,724)
Profit from operations								2,109
Finance costs								(7,902)
Net loss on disposal of subsidiaries	–	–	–	–	(1,745)	–	–	(1,745)
Restructuring costs								(1,320)
Share of results of associates	–	(17,483)	(2,260)	–	–	–	–	(19,743)
Loss before tax								(28,601)
Income tax credit								29,502
Profit for the year								901

2004

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet								
Assets								
Segment assets	41,393	50,635	95,824	2,555	209,316	–	–	399,723
Interests in associates	–	75,161	4,765	–	–	–	–	79,926
Unallocated corporate assets								132,012
Consolidated total assets								611,661
Liabilities								
Segment liabilities	27,452	26,437	71,980	1,387	10,455	–	–	137,711
Unallocated corporate liabilities								209,022
Consolidated total liabilities								346,733
Other information								
Capital expenditure	10	882	2,804	26	–	1,162	–	4,884
Depreciation and amortisation	76	311	1,689	44	33	5,027	–	7,180
Fair value losses on investment properties	–	–	–	–	1,594	–	–	1,594
Reversal of write-down of properties held for sale to net realisable value	–	–	–	–	(2,207)	–	–	(2,207)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		Contribution to operating results	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	571,499	449,798	22,984	14,775
Singapore	56,027	53,160	51	353
Malaysia	29,790	26,717	1,542	1,392
PRC	11,931	58,824	(5,526)	(17,011)
Macau	19,966	27,871	845	478
Others	557	2,248	95	58
	689,770	618,618	19,991	45
Other operating income			10,721	6,788
Gain on settlement of a loan			88,178	–
Provision for a legal claim			(30,656)	–
Unallocated corporate expenses			(11,912)	(4,724)
Profit from operations			76,322	2,109

The following is an analysis of the carrying amount of segment assets, and capital expenditures analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital expenditures	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	487,654	438,971	18,355	3,997
Singapore	22,991	20,343	349	767
Malaysia	13,514	11,064	83	120
PRC	91,406	141,235	96	–
Macau	41	48	–	–
	615,606	611,661	18,883	4,884

8. Other operating income

	2005	**2004**
	HK$'000	*HK$'000*
Rental income (before deducting outgoings of HK$5,104,000 (2004: HK$5,537,000))	7,684	6,439
Commission income	1,050	349
Compensation for a termination agreement	1,500	–
Waive of imputed interest expense on non-current interest-free amounts due to a related company	487	–
	10,721	6,788

9. Profit from operations

	2005	2004
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Auditors' remuneration	730	662
Depreciation of:		
Owned assets	5,533	6,604
Assets held under finance leases	148	169
Staff costs, including Directors' emoluments	63,315	56,958
Loss on disposal of property, plant and equipment	77	558
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of HK$1,736,000 (2004: HK$624,000))	549,330	487,512
Goodwill:		
Amortisation for the year	–	407
Fair value loss(es):		
Available-for-sale financial assets	175	–
Other financial assets at fair value through profit or loss	81	–
Derivative financial instruments	17	–
Foreign exchange differences, net	696	332
and crediting:		
Unrealised holding gain of other investments	–	1
Interest income	349	48

10. Finance costs

	2005	2004
	HK$'000	*HK$'000*
Interest expenses on:		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	4,914	4,064
Other loans wholly repayable after five years	–	3,272
Effective interest expense on convertible loan note *(note 31)*	871	–
Imputed interest expense on non-current interest-free amounts due to a related company	487	–
	6,272	7,336
Finance lease charges	13	8
Bank charges	400	558
	6,685	7,902

11. Net loss on disposal of subsidiaries

	2005	2004
	HK$'000	*HK$'000*
Net loss on disposal of subsidiaries	–	1,745

12. Restructuring costs

In May 2004 the Group embarked on a corporate-wide saving plan to alleviate the staff costs and other expenses of the Group. Pursuant to the saving plan, employment contracts of certain staff were terminated and the relevant severance payment of HK$1,320,000 was incurred as restructuring costs for the year ended 31 December 2004.

13. Income tax

The expense/(credit) comprises:

	2005	2004
	HK$'000	*HK$'000*
Current tax:		
Hong Kong Profits Tax	138	243
Overseas income tax	306	170
	444	413
Deferred tax:		
Current year	11,058	(29,915)
Income tax attributable to the Company and its subsidiaries	11,502	(29,502)

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

The tax expense/(credit) for the year can be reconciled to the profit/(loss) before tax as follows:

	2005		2004	
	HK$'000	%	*HK$'000*	%
Profit/(loss) before tax	48,898		(28,601)	
Tax at the Hong Kong Profits Tax rate of 17.5%	8,557	17.5	(5,005)	(17.5)
Tax effect of share of results of associates	3,629	7.4	3,455	12.1
Tax effect of expenses that are not deductible for tax purposes	18,691	38.2	13,599	47.5
Tax effect of income that are not taxable for tax purposes	(14,813)	(30.3)	(19,210)	(67.2)
Tax effect of deferred tax assets not recognised	–	–	1	0.0
Utilisation of deferred tax assets previously not recognised	(6,136)	(12.5)	(4,745)	(16.6)
Tax effect of tax losses not recognised	1,788	3.7	3,944	13.8
Tax effect of tax losses recognised as deferred tax assets	–	–	(21,300)	(74.5)
Effect of different tax rates of subsidiaries and associates operating in other jurisdictions	58	0.1	(60)	(0.2)
Others	(272)	(0.6)	(181)	(0.6)
Tax expense/(credit) and effective tax rate for the year	11,502	23.5	(29,502)	(103.2)

The share of tax attributable to associates amounting to approximately HK$88,000 (2004: nil) is included in "Share of results of associates" on the face of the consolidated income statement.

14. Earnings per share

The calculation of the basic earnings per share is based on the profit attributable to equity holders of approximately HK$35,461,000 (2004: HK$1,722,000) and on the weighted average number of 2,216,154,331 (2004: 2,216,154,331) ordinary shares in issue during the year.

There is no diluted earnings per share because the exercise prices of the Company's outstanding share options and convertible loan note were higher than the average market prices for share for both years.

15. Directors' and employees' emoluments

(a) Directors' emoluments

The emoluments paid or payable to each of the ten Directors (2004: nine Directors) were as follows:

		Other emoluments			
	Fees	Salaries and other benefits	Performance related incentive payments	Retirement benefits scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum LEE	–	–	320	–	320
Richard Man Fai LEE	–	2,380	3,655	12	6,047
Jeff Man Bun LEE	–	–	230	4	234
Sammy Chi Chung SUEN	–	860	449	12	1,321
Tik Tung WONG	–	812	520	12	1,344
	–	4,052	5,174	40	9,266
Non-executive Director					
Kam Har YUE	30	–	10	–	40
Independent Non- executive Directors					
Raymond Cho Min LEE	80	–	–	–	80
Boon Seng TAN	80	–	–	–	80
Ying Kwan CHEUNG (Appointed on 3 November 2005)	13	–	–	–	13
Kenji Tak Hing CHAN (Resigned on 3 November 2005)	67	–	–	–	67
	240	–	–	–	240
Total for 2005	270	4,052	5,184	40	9,546
Executive Directors					
Wing Sum LEE	–	–	–	–	–
Richard Man Fai LEE	–	2,412	602	12	3,026
Jeff Man Bun LEE	–	–	–	–	–
Sammy Chi Chung SUEN	–	860	55	12	927
Tik Tung WONG (Appointed on 28 June 2004)	–	305	–	6	311
	–	3,577	657	30	4,264

	Fees	Other emoluments			Total emoluments
		Salaries and other benefits	Performance related incentive payments	Retirement benefits scheme contributions	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-executive Director					
Kam Har YUE	20	–	–	–	20
Independent Non-executive Directors					
Raymond Cho Min LEE	50	–	–	–	50
Boon Seng TAN	50	–	–	–	50
Kenji Tak Hing CHAN (Appointed on 1 September 2004)	27	–	–	–	27
	127	–	–	–	127
Total for 2004	147	3,577	657	30	4,411

The performance related incentive payments are determined as a percentage of the turnover or the profit after tax of the Group.

There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

(b) Employees' emoluments

During the year, the five highest paid individuals included three Directors (2004: two Directors), details of whose emoluments are set out in note 15(a) above. The emoluments of the remaining highest paid individuals were as follows:

	2005	2004
	HK$'000	*HK$'000*
Salaries and other benefits	1,861	2,735
Performance related incentive payments	1,933	730
Retirement benefit scheme contributions	16	36
	3,810	3,501

The emoluments of the remaining highest paid individuals fell within the following bands:

	2005	2004
	Number of employees	*Number of employees*
HK$		
Nil – 1,000,000	1	1
1,000,001 – 1,500,000	–	1
1,500,001 – 2,000,000	–	1
2,500,001 – 3,000,000	1	–
	2	3

16. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the income statement during the year amounted to approximately HK$1,499,000 (2004: HK$1,642,000), which represents contributions payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, contributions are payable to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$919,000 (2004: HK$661,000).

17. Investment properties

	Investment properties in Hong Kong held under medium-term leases *HK$'000*	Investment properties outside Hong Kong held under medium-term leases *HK$'000*	Total *HK$'000*
The Group			
Fair value			
At 1 January 2004	87,783	28,914	116,697
Transfer from property, plant and equipment *(note 18)*	57,202	–	57,202
Increase/(decrease) in fair value recognised in the income statement	14,496	(16,090)	(1,594)
At 31 December 2004 and 1 January 2005	159,481	12,824	172,305
Disposals	–	(9,176)	(9,176)
Transfer from property, plant and equipment *(note 18)*	30,548	–	30,548
Transfer to property, plant and equipment *(note 18)*	(5,558)	–	(5,558)
Increase in fair value recognised in the income statement	12,728	–	12,728
At 31 December 2005	197,199	3,648	200,847

The investment properties of the Group were revalued at 31 December 2005 by BMI Appraisals Limited (2004: Norton Appraisals Limited), independent professionally qualified valuers, on an open market, existing use basis.

The investment properties of the Group are rented out or available for rent under operating leases, further summary details of which are included in note 43 to the financial statements.

The Group had pledged investment properties with a carrying amount of approximately HK$197,199,000 (2004: HK$159,481,000) to secure facilities granted to the Group. (See note 47)

18. Property, plant and equipment

	Land and buildings in Hong Kong held under medium-term leases *HK$'000*	Leasehold improvements *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Machinery and tools *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
The Group						
Cost or valuation						
At 1 January 2004	210,486	19,667	49,771	9,078	7,677	296,679
Exchange difference	–	2	51	7	13	73
Additions	–	117	227	519	1,721	2,584
Transfer to investment properties	(70,556)	–	–	–	–	(70,556)
Reclassification	–	–	263	(263)	–	–
Disposals	–	(116)	(9,489)	(128)	(1,090)	(10,823)
At 31 December 2004 and 1 January 2005	139,930	19,670	40,823	9,213	8,321	217,957
Exchange difference	–	(2)	(20)	(1)	(20)	(43)
Additions	–	10,559	3,166	2,239	2,919	18,883
Transfer to investment properties	(38,965)	–	–	–	–	(38,965)
Transfer from investment properties	5,558	–	–	–	–	5,558
Reclassification	–	–	856	(856)	–	–
Disposals	–	(6,102)	(12,694)	(2,977)	(4,356)	(26,129)
At 31 December 2005	106,523	24,125	32,131	7,618	6,864	177,261
Representing:						
At cost	90,325	24,125	32,131	7,618	6,864	161,063
At 1996 valuation	10,640	–	–	–	–	10,640
At 2005 valuation	5,558	–	–	–	–	5,558
	106,523	24,125	32,131	7,618	6,864	177,261
Accumulated depreciation						
At 1 January 2004	36,992	18,591	47,467	8,286	5,324	116,660
Exchange difference	–	2	46	3	15	66
Provided for the year	4,084	391	818	405	1,075	6,773
Transfer to investment properties	(13,354)	–	–	–	–	(13,354)
Reclassification	–	–	263	(263)	–	–
Eliminated upon disposals	–	(67)	(9,175)	(114)	(360)	(9,716)
At 31 December 2004 and 1 January 2005	27,722	18,917	39,419	8,317	6,054	100,429
Exchange difference	–	(1)	(20)	(1)	(8)	(30)
Provided for the year	2,871	866	895	373	676	5,681
Transfer to investment properties	(8,417)	–	–	–	–	(8,417)
Reclassification	–	–	724	(724)	–	–
Eliminated upon disposals	–	(5,826)	(12,510)	(2,975)	(1,755)	(23,066)
At 31 December 2005	22,176	13,956	28,508	4,990	4,967	74,597
Net Book Values						
At 31 December 2005	84,347	10,169	3,623	2,628	1,897	102,664
At 31 December 2004	112,208	753	1,404	896	2,267	117,528

At 31 December 2005, the net book value of the Group's motor vehicles included an amount of HK$442,400 (2004: HK$582,000) in respect of assets held under finance leases. The leasehold land and building of the Group were valued at 1996 and 2005 by independent qualified professional valuers not connected with the Group on an open market value basis.

The valuations as at 1996 and 2005 represented the carrying values (equivalent to their approximate fair values) of the leasehold land and buildings at the time when they ceased to be classified as investment properties. Had the leasehold properties been carried at their historical cost less accumulated depreciation, amortisation and impairment losses, the carrying value of the leasehold properties would have been stated at HK$14,086,000 (2004: HK$8,765,000).

The Group had pledged land and buildings having a carrying amount of approximately HK$84,347,000 (2004: HK$112,208,000) to secure facilities granted to the Group. (See note 47)

The Company	Leasehold improvements *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
Cost				
At 1 January 2004	6,635	21,960	2,647	31,242
Additions	8	103	–	111
Transfer from a subsidiary	–	263	–	263
Disposals	–	–	(650)	(650)
At 31 December 2004 and 1 January 2005	6,643	22,326	1,997	30,966
Additions	–	208	–	208
Transfer from a subsidiary	–	41	–	41
Disposals	(399)	(6,227)	–	(6,626)
At 31 December 2005	6,244	16,348	1,997	24,589
Accumulated depreciation				
At 1 January 2004	6,604	21,600	1,851	30,055
Provided for the year	15	159	179	353
Transfer from a subsidiary	–	263	–	263
Eliminated upon disposals	–	–	(173)	(173)
At 31 December 2004 and 1 January 2005	6,619	22,022	1,857	30,498
Provided for the year	8	150	138	296
Eliminated upon disposals	(399)	(6,227)	–	(6,626)
At 31 December 2005	6,228	15,945	1,995	24,168
Net book values				
At 31 December 2005	16	403	2	421
At 31 December 2004	24	304	140	468

19. Goodwill

The Group

	Total
	HK$'000
Cost	
At 1 January 2004	–
Arising from increase in shareholding of a subsidiary	2,713
At 31 December 2004 and 1 January 2005	2,713
Elimination of accumulated amortisation upon the adoption of HKFRS 3 *(note 2)*	(407)
At 31 December 2005	2,306
Amortisation	
At 1 January 2004	–
Provided for the year	407
At 31 December 2004 and 1 January 2005	407
Elimination of accumulated amortisation upon the adoption of HKFRS 3 *(note 2)*	(407)
At 31 December 2005	–
Carrying value	
At 31 December 2005	2,306
At 31 December 2004	2,306

In 2004, the goodwill arising from increase in shareholding of a subsidiary was amortised over a period of five years.

Particulars regarding impairment testing on goodwill are disclosed in note 20.

20. Impairment testing on goodwill

As explained in note 7, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives set out in Notes 19 has been allocated to an individual cash generating unit (CGU), including subsidiaries in "the Car and car accessories" segment. The carrying amount of goodwill (net of accumulated amortisation) at 31 December 2005 is approximately HK$2,306,000.

During the year ended 31 December 2005, Directors of the Group determines that there are no impairments of its CGU containing goodwill.

The recoverable amount of the above CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 10%. Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the CGU' past performance and management's expectations for the market development.

21. Investments in subsidiaries

	The Company	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted shares, at cost	293,504	293,504
Less: Impairment loss recognised	(30,736)	(30,736)
	262,768	262,768

Particulars of the Company's principal subsidiaries at 31 December 2005 are shown in note 50.

22. Interests in associates

The summarised financial information in respect of the Group's associates is set out below:

	2005	**2004**
	HK$'000	*HK$'000*
Total assets	551,756	461,264
Total liabilities	(420,513)	(295,059)
Net assets	131,243	166,205
Group's share of net assets of associates	60,545	79,926
Turnover	828,299	472,271
Loss for the year	(37,855)	(42,501)
Group's share of result of associates for the year	(20,739)	(19,743)

Particulars of the Group' principal associates at 31 December 2005 are shown in note 51.

23. Inventories

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Finished goods	70,400	72,558
Spare parts	10,757	12,465
	81,157	85,023

Included in the above figure are finished goods of HK$2,930,000 (2004: nil) which has been pledged as security for bank loans.

24. Trade and other receivables

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables, net of provision is as follows:

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 30 days	50,275	29,218
31 to 60 days	11,175	10,609
61 to 90 days	4,296	2,398
91 days to 1 year	1,907	8,469
Over 1 year	2,002	1,986
Total trade receivables, net of provision	69,655	52,680
Deposits, prepayments and other receivables	34,287	20,907
	103,942	73,587

The fair values of the Group's trade and other receivables at 31 December 2005 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

25. Amounts due from/to associates/subsidiaries

The amounts due are unsecured, interest-free and have no fixed terms of repayment.

26. Investment securities/other investments

Investment securities/other investments at 31 December 2004 are set out below. Upon the adoption of HKAS 39 on 1 January 2005, investment securities/other investments were reclassified to appropriate categories under HKAS 39 (see note 2).

The Group

	Other investments *HK$'000*	Investment securities *HK$'000*	Total *HK$'000*
Equity securities:			
Listed	101	–	101
Unlisted	–	75	75
	101	75	176
Debt securities:			
Unlisted	–	627	627
Total:			
Listed			
Hong Kong	100	–	100
Elsewhere	1	–	1
Unlisted	–	702	702
	101	702	803
Carrying amount analysed for reporting purposes as:			
Current	101	–	101
Non-current	–	702	702
	101	702	803
Market value of listed securities	101	–	101

The Company

	Other investments *HK$'000*
Equity securities:	
Listed in Hong Kong	35
Listed in elsewhere	1
	36
Market value of listed securities	36

27. Available-for-sale financial assets

The Group

	2005
	HK$'000
At 1 January 2005	702
Fair value loss on available-for-sale financial assets	(175)
At 31 December 2005	527
Available-for-sale financial assets at 31 December 2005 comprise:	
Unlisted securities:	
Debt securities without interest and maturity date	527

The above investments consist of investments in unlisted debt securities which were designated as available-for-sale financial assets on 1 January 2005 and have no fixed maturity date or coupon rate.

The fair values of unlisted available-for-sale debt investments have been estimated based on observable market prices or rates. The fair value loss on available-for-sale financial assets represents the impairment loss for the year ended 31 December 2005. The Directors believe that the estimated fair values based on observable market prices or rates, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

28. Other financial assets at fair value through profit or loss

	The Group	**The Company**
	2005	**2005**
	HK$'000	*HK$'000*
At 1 January 2005	101	36
Fair value losses on other financial assets at fair value through profit or loss	(81)	(16)
At 31 December 2005	20	20
Listed securities:		
Equity securities listed in Hong Kong	19	19
Equity securities listed in elsewhere	1	1
	20	20

The carrying amounts of the above financial assets were classified as held for trading.

29. Trade and other payables

The following is an aged analysis of trade payables at the balance sheet date:

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 30 days	5,598	5,070
31 to 60 days	2,924	2,191
61 to 90 days	4,404	3,337
91 days to 1 year	719	988
Over 1 year	536	1,329
Total trade payables	14,181	12,915
Customers' deposits, accruals and other payables	104,651	94,853
	118,832	107,768

The fair values of the Group' trade and other payables at 31 December 2005 approximate to the corresponding carrying amounts.

30. Provision for a legal claim

At 31 December 2005, the Group had a provision for a legal claim of approximately HK$30,656,000 arising out of a law suit against a subsidiary of the Company in the People's Republic of China (the "PRC"). Regarding the law suit in the PRC, the Guangdong Province Higher People's Court (the "Higher People's Court") has declared and reaffirmed its final ruling against the subsidiary in 24 January 2006. The subsidiary is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People' Court. Further details set out in the announcement of the Company dated 17 February 2006.

31. Convertible loan note

The Company issued a 7.25% convertible loan note in the principal amount of HK$30,000,000 on 18 August 2005 to Hanny Holdings Limited. The convertible loan note is denominated in Hong Kong dollars. The note entitles the holder to convert it into ordinary shares of the Company at any time between the date of issue of the note and the settlement date on 5 September 2008 at a conversion price of HK$0.10 per convertible loan note. If the note has not been converted, it will be redeemed on 5 September 2008 at par. Interest of 7.25% will be paid semi-annually up until the settlement date. Further details of which are set out in the announcement of the Company dated 18 August 2005.

The convertible loan note contains two components, liability and equity elements. Upon the adoption of HKAS 32 Financial Instruments: Disclosure and Presentation (see note 2), the convertible loan note is split between the liability and equity elements. The equity element is presented in equity heading "convertible loan note – equity reserve". The effective interest rate of the liability component is 10%.

The movement of the liability component of the convertible loan note for the year is set out below:

	The Group and the Company	
	2005	2004
	HK$'000	*HK$'000*
Face value of convertible loan note issued on 18 August 2005	30,000	–
Transaction cost	(1,735)	–
Equity component	(185)	–
Liability component on initial recognition at 18 August 2005	28,080	–
Interest expense *(note 10)*	871	–
Liability component at 31 December 2005	28,951	–

The fair value of the liability component of the convertible loan note at 31 December 2005, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible loan at the balance sheet date, was approximately HK$28,951,000.

32. Amount(s) due to related companies

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts repayable within one year	4,100	9,726	877	2,177
Amounts repayable after one year but within two years	5,352	–	1,162	–
	9,452	9,726	2,039	2,177

Included in the current liabilities the amounts are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company. The fair value of the amounts due to related companies as at 31 December 2005 approximates the corresponding carrying amount.

Included in the non-current liabilities, the amount is unsecured, non-interest bearing and will be repayable in 2007. The related company is controlled by certain Directors of the Company. The effective interest rate of the amount due to a related company is 10%. As of 31 December 2005, the fair value of the loan from the related company was HK$5,352,000 determined based on the present value of the estimated future cash outflows discounted using the prevailing market rate at the balance sheet.

33. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Amounts payable under finance leases:				
Within one year	95	99	82	84
In the second to fifth year inclusive	340	372	294	321
More than five years	29	100	25	87
	464	571	401	492
Less: Future finance charges	(63)	(79)	–	–
Present value of lease obligations	401	492	401	492
Analysed as:				
Amounts due within one year shown under current liabilities			82	84
Amounts due after one year			319	408
			401	492

For the year ended 31 December 2005, the average effective borrowing rate was approximately 4% (2004: 3%) per annum. Interest rate are fixed at the contract date. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group' obligations under finance lease were secured by the lessor' charge over the leased assets. The carrying amount of the obligations under finance leases approximates their fair value.

34. Borrowings

	The Group	
	2005	**2004**
	HK$'000	*HK$'000*
Bank overdrafts	5,406	2,257
Bank loans	77,654	31,865
	83,060	34,122
Secured *(note 47)*	75,751	25,318
Unsecured	7,309	8,804
	83,060	34,122
Secured loan advanced from a supplier (note below)	–	130,322
	83,060	164,444
The maturity of the above loans are as follows:		
Within one year	69,333	32,820
More than one year, but not exceeding two years	6,134	477
More than two years, but not exceeding five years	7,593	825
More than five years	–	130,322
	83,060	164,444
Less: Amounts due within one year shown under current liabilities	(69,333)	(32,820)
Amounts due after one year	13,727	131,624

At 31 December 2004, the loan advanced from a supplier namely, Mitsubishi Heavy Industries, Ltd ("MHI") was secured by investment properties of the Group, borne interest at 2.5% per annum and was repayable semi-annually by ten instalments commencing from 30 June 2012.

On 24 February 2005, the Group and MHI have entered into a deed of settlement in relation to the settlement of the debt due from the Group to MHI under the loan agreement dated 28 June 2002. In accordance with the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of approximately HK$135.0 million at 31 December 2004, have been settled in full with the amount of approximately HK$46.8 million, resulting in a gain of approximately HK$88.2 million. The settlement has been fulfilled by a new long term bank loan borrowed by the Group and the Group's internal resources. Further details are set out in the announcement of the Company dated 24 February 2005.

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Fixed-rate borrowings: More than five years	–	130,322

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2005	2004
Effective interest rate:		
Fixed-rate borrowings	–	2.5%
Variable-rate borrowings	3.15% to 10%	3.15% to 8%

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	MYR	SGD	JPY	USD
	$'000	*$'000*	*$'000*	*$'000*
At 31 December 2005	3,156	482	10,850	2,682
At 31 December 2004	3,845	742	3,364	17,692

During the year, the Group obtained new borrowings in the amount of approximately HK$312,447,000. The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

35. Loan advanced from a minority shareholder

At 31 December 2004, the loan was unsecured, non-interest bearing and had no fixed terms of repayment. The minority shareholder has agreed not to demand repayment of the loan in the next twelve months from the balance sheet date and, accordingly, the amount has been classified as non-current liability. The amount was fully settled during the year.

36. Deferred tax (assets)/liabilities

	Accelerated tax depreciation	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2004	33,709	–	33,709
Credited to income for the year	(8,615)	(21,300)	(29,915)
At 31 December 2004 and 1 January 2005	25,094	(21,300)	3,794
Charged/(credited) to income for the year	(3,942)	15,000	11,058
At 31 December 2005	21,152	(6,300)	14,852

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2005	2004
	HK$'000	*HK$'000*
Deferred tax liabilities	21,152	25,094
Deferred tax assets	(6,300)	(21,300)
	14,852	3,794

At 31 December 2005, the Group has unused tax losses of approximately HK$991,418,000 (2004: HK$1,010,766,000) available for offset future profits. A deferred tax asset has been recognised in respect of approximately HK$36,000,000 (2004: HK$121,714,000) of such losses. No deferred tax asset has been recognised in respect of the remaining amount of approximately HK$955,418,000 (2004: HK$889,052,000) due to the unpredictability of future profit streams. The tax losses may be carried forward either 5 years or indefinitely.

37. Share capital

	Number of shares	Nominal value
		HK$'000
Authorised:		
At 1 January 2004, 31 December 2004, 1 January 2005 and 31 December 2005 of HK$0.10 each	3,500,000,000	350,000
Issued and fully paid:		
At 1 January 2004, 31 December 2004, 1 January 2005 and 31 December 2005 of HK$0.10 each	2,216,154,331	221,615

38. Reserves

The Company

	Capital redemption reserve	Convertible loan note reserve	Contributed surplus	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2004	916	–	361,491	(322,757)	39,650
Profit for the year	–	–	–	3,125	3,125
At 31 December 2004 and 1 January 2005	916	–	361,491	(319,632)	42,775
Loss for the year	–	–	–	(16,000)	(16,000)
Recognition of equity component of convertible loan note	–	185	–	–	185
At 31 December 2005	916	185	361,491	(335,632)	26,960

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At 31 December 2005, the Company have distributable reserves by considering the net balance of reserve available for distribution of HK$25,859,000 (2004: HK$41,859,000), including contributed surplus of HK$361,491,000 (2004: HK$361,491,000) and accumulated losses of HK$335,632,000 (2004: HK$319,632,000).

39. Disposal of subsidiaries

A summary of the effects of disposal of subsidiaries is as follows:

	2005	2004
	HK$'000	*HK$'000*
Net assets disposed of:		
Property held for sale, at net realisable value	–	9,448
Trade and other receivables	–	59
	–	9,507
Loss on disposal of subsidiaries	–	(1,745)
Total consideration	–	7,762
Satisfied by:		
Cash	–	7,762
Net cash inflow arising on disposal:		
Cash consideration	–	7,762

The subsidiaries disposed of for the year ended 31 December 2004 did not have any significant impact on the Group's cash flows, turnover and operating results.

40. Major non-cash transactions

During the year ended 31 December 2004, minority shareholders of a Group's subsidiary contributed to the increase in share capital of the subsidiary by offsetting to the amounts of totalling HK$2,000,000 due to the minority shareholders by the Group.

41. Events after the balance sheet date

(a) On 30 December 2005, Italian Motors (Sales and Services) Limited, an indirect 89.92%-owned subsidiary of the Company, and Ferrari S.p.A. entered into an equity interest transfer agreement relating to the transfer of 29% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., for a consideration of US$870,000, equivalent to approximately HK$6.8 million. Further details of which are set out in the announcement of the Company dated 3 January 2006.

(b) On 9 February 2006, a subsidiary of the Company had entered into a sales and purchase agreement with Mr. Law and Mr. Chak, directors of Firmmark Limited ("Firmmark") to which the Group would acquire 100% of the issued share capital of Firmmark for a consideration of approximately HK$835,000. The principal activity of Firmmark is the retailing of electrical appliances.

42. Related party transactions

In addition to the balances with related parties disclosed elsewhere in the financial statements, during the year, the Group entered into the following significant related party transactions:

	2005	2004
	HK$'000	*HK$'000*
Interest income received from a related party (a)	–	30
Management and agency fee paid to a related company (b)	77	61
Sales of goods to a Director (b)	–	900
Sales of goods to a related company (b)	16	–
Acquisition of further interest in a subsidiary from a related party	–	2,287
Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (b), (c)	4,206	4,187
Consultancy service fee paid to a related company (b)	–	20

(a) The interest income received from a related party borne interest at the best lending rate offered by the Hongkong and Shanghai Banking Corporation Limited.

(b) The pricing of transactions regarding management and agency fees, consultancy service fee and goods sold to a related company or Director were determined by the Directors on the basis of estimated market value.

(c) The related company acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the year, management fee of HK$417,000 (2004: HK$417,000) and accounting service fee of HK$162,000 (2004: HK$162,000) were paid to the related company by the building management fund.

Compensation of key management personnel

The remuneration of Directors and other members of key management during the year was as follows:

	2005	2004
	HK$'000	*HK$'000*
Fees	270	147
Salaries and other benefits	4,052	3,577
Performance related incentive payments	5,184	657
Retirement benefit scheme contributions	40	30
Short-term employee benefits	9,546	4,411

The remuneration of Directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

43. Operating lease arrangements

The Group as lessor

Property rental income earned, net of outgoings of HK$5,104,000 (2004: HK$5,537,000) during the year was HK$2,580,000 (2004: HK$902,000). The property held has committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

	2005	2004
	HK$'000	*HK$'000*
Within one year	6,744	4,435
In the second to fifth year inclusive	5,223	2,804
	11,967	7,239

The Group as lessee

	2005	2004
	HK$'000	*HK$'000*
Minimum lease payments under operating leases recognised in the income statement for the year	8,232	7,294

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	8,974	5,317
In the second to fifth year inclusive	8,273	3,527
	17,247	8,844

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

At 31 December 2005, the Company had no commitments under non-cancellable operating leases (2004: nil).

44. Capital commitments

At the balance sheet date, neither the Group nor the Company had any significant capital commitments.

45. Contingent liabilities

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of:

	The Group		The Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given for banking and other facilities made available to subsidiaries	–	–	218,207	162,954
Other guarantees issued for subsidiaries	–	–	5,615	138,328
	–	–	223,822	301,282

(b) At 31 December 2005, the Group had contingent liabilities of approximately HK$1.3 million (2004: approximately HK$1.3 million) in respect of proceedings involving a subsidiary of the Company in India and of approximately HK$10,333,000 (2004: approximately HK$1,000,000) arising out of the grant of option to a connected person. Further details of which are set out in the announcement of the Company dated 5 May 2004.

46. Derivative financial instruments

	2005		2004	
	Assets	Liabilities*	Assets	Liabilities*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Foreign currency forward contracts	3,910	3,927	–	–
Analysed as:				
Current – derivative financial instrument assets	3,910		–	

* *The amount is included in other payables*

At 31 December 2005, the Group had entered into forward contracts denominated in United States Dollar ("USD"), Japan Yen ("JPY") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

Notional amount	Maturity	Exchange rates
Sell SGD36,494	18 January 2006	SGD0.01458 to JPY1
Sell SGD55,419	24 January 2006	SGD0.01459 to JPY1
Sell SGD12,982	14 February 2006	SGD0.01431 to JPY1
Sell SGD48,507	20 March 2006	SGD0.01428 to JPY1
Sell SGD215,019	28 February 2006	SGD1.672 to USD1
Sell SGD470,873	9 February 2006	SGD1.6635 to USD1

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

47. Pledge of assets

	The Group	
	2005	2004
	HK$'000	*HK$'000*
Land and buildings	84,347	112,208
Inventories	2,930	–
Investment properties	197,199	159,481
Trade receivables	2,390	–
Properties held for sale	–	34,000
Deposits in bank	–	1,214
All assets of a subsidiary	18,759	18,491

The amount represents assets pledged to banks to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

48. Share options schemes

1991 Scheme

The Company's share option scheme was adopted on 22 June 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on 21 June 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on 28 June 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on 30 May 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2002 Scheme

On 23 August 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on 30 May 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

At 31 December 2005, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 45,843,275, 118,616,032 and 84,146,958 (2004: 45,843,275, 118,930,658 and 91,226,162 respectively), representing 2.1%, 5.4% and 3.8% (2004: 2.1%, 5.4% and 4.1% respectively) of the issued share capital of the Company at that date respectively.

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

Scheme type	Date of grant	Outstanding at 1 January 2005	Option lapsed	Outstanding at 31 December 2005	Exercisable period	Exercise price
						HK$
1991	21 December 1999	22,890,928	–	22,890,928	1 February 2000 – 21 March 2006	0.2325
1991	11 February 2000	11,531,229	–	11,531,229	18 March 2000 – 21 March 2006	0.5422
1991	8 September 2000	4,719,470	–	4,719,470	5 November 2000 – 4 November 2006	0.2347
1991	18 January 2001	409,019	–	409,019	6 March 2001 – 14 March 2007	0.1661
1991	28 May 2001	6,292,629	–	6,292,629	29 June 2001 – 29 June 2007	0.1661
2001	10 August 2001	111,694,164	–	111,694,164	14 September 2001 – 18 September 2007	0.1661
2001	29 August 2001	5,663,338	314,626	5,348,712	30 September 2001 – 30 September 2007	0.1661
2001	23 November 2001	1,573,156	–	1,573,156	23 December 2001 – 22 December 2007	0.1661
2002	4 June 2002	64,971,362	7,079,204	57,892,158	4 June 2002 – 3 June 2008	0.1000
2002	24 September 2002	26,254,800	–	26,254,800	24 September 2002 – 23 September 2008	0.1000
Grand Total:		256,000,095	7,393,830	248,606,265		

Scheme type	Date of grant	Outstanding at 1 January 2004	Option lapsed	Outstanding at 31 December 2004	Exercisable period	Exercise price
						HK$
1991	19 January 1998	12,125,838	12,125,838	–	19 February 1998 – 12 March 2004	0.3655
1991	10 June 1998	1,573,156	1,573,156	–	24 July 1998 – 23 July 2004	0.1749
1991	21 December 1999	23,133,184	242,256	22,890,928	1 February 2000 – 21 March 2006	0.2325
1991	11 February 2000	11,531,229	–	11,531,229	18 March 2000 – 21 March 2006	0.5422
1991	8 September 2000	4,719,470	–	4,719,470	5 November 2000 – 4 November 2006	0.2347
1991	18 January 2001	409,019	–	409,019	6 March 2001 – 14 March 2007	0.1661
1991	28 May 2001	37,755,775	31,463,146	6,292,629	29 June 2001 – 29 June 2007	0.1661
2001	10 August 2001	166,754,668	55,060,504	111,694,164	14 September 2001 – 18 September 2007	0.1661
2001	29 August 2001	6,764,539	1,101,201	5,663,338	30 September 2001 – 30 September 2007	0.1661
2001	23 November 2001	1,573,156	–	1,573,156	23 December 2001 – 22 December 2007	0.1661
2002	4 June 2002	80,702,927	15,731,565	64,971,362	4 June 2002 – 3 June 2008	0.1000
2002	24 September 2002	48,414,080	22,159,280	26,254,800	24 September 2002 – 23 September 2008	0.1000
Grand Total:		395,457,041	139,456,946	256,000,095		

Details of the share options held by the Directors included in the above table are as follows:

Scheme type	Date of grant	Outstanding at 1 January 2005 and 31 December 2005	Exercisable period	Exercise price
				HK$
1991	21 December 1999	21,237,613(a)	6 February 2000 – 10 February 2006	0.2325
1991	11 February 2000	11,012,093	18 March 2000 – 21 March 2006	0.5422
1991	18 January 2001	409,019	6 March 2001 – 5 March 2007	0.1661
1991	28 May 2001	6,292,629	29 June 2001 – 29 June 2007	0.1661
2001	10 August 2001	111,694,164	14 September 2001 – 18 September 2007	0.1661
2001	29 August 2001	1,573,150(a)	30 September 2001 – 29 September 2007	0.1661
2002	4 June 2002	13,843,779	4 June 2002 – 3 June 2008	0.1000
2002	24 September 2002	26,254,800	24 September 2002 – 23 September 2008	0.1000
Grand Total:		192,317,247		

Scheme type	Date of grant	Outstanding at 1 January 2004	Option lapsed	Outstanding at 31 December 2004	Exercisable period	Exercise price HK$
1991	19 January 1998	9,596,253(a)	9,596,253(a)	–	19 February 1998 – 21 February 2004	0.3655
1991	10 June 1998	1,573,156	1,573,156	–	24 July 1998 – 23 July 2004	0.1749
1991	21 December 1999	21,237,613(a)	–	21,237,613(a)	6 February 2000 – 10 February 2006	0.2325
1991	11 February 2000	11,012,093	–	11,012,093	18 March 2000 – 21 March 2006	0.5422
1991	18 January 2001	409,019	–	409,019	6 March 2001 – 5 March 2007	0.1661
1991	28 May 2001	6,292,629	–	6,292,629	29 June 2001 – 29 June 2007	0.1661
2001	10 August 2001	111,694,164	–	111,694,164	14 September 2001 – 18 September 2007	0.1661
2001	29 August 2001	1,573,150(a)	–	1,573,150(a)	30 September 2001 – 29 September 2007	0.1661
2002	4 June 2002	13,843,779	–	13,843,779	4 June 2002 – 3 June 2008	0.1000
2002	24 September 2002	26,254,800	–	26,254,800	24 September 2002 – 23 September 2008	0.1000
Grand Total:		203,486,656	11,169,409	192,317,247		

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

In 2005, no consideration was received during the year from employees (including Directors) for taking up the options granted (2004: nil).

49. Dividend

No dividend was paid or proposed for 2004 and 2005, nor has any dividend been proposed since the balance sheet date.

50. Principal subsidiaries

Particulars of the Company's principal subsidiaries at 31 December 2005 are as follows:

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Direct subsidiary				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100.0	30,000 shares of US$0.01 each	Investment holding
Indirect subsidiaries				
Auto Italia Limited	Hong Kong	89.9	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Bodyworld International (B.V.I.) Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Trading brand holding
Cliven Pte Ltd	Singapore	100.0	10 ordinary shares of S$1 each	Investment holding
Corich Enterprises Inc.	British Virgin Islands	100.0	100 shares of US$1 each	Investment holding
Elbright Limited	Hong Kong	100.0	2 shares of HK$1 each	Property leasing agent
Ever Rising Investments Limited	Hong Kong	100.0	2 shares of HK$1 each	Property investment
Forward International Corporation, Limited (Trading as "Rogers Music" with effect from 27 January 2006)	Hong Kong	100.0	45,000 non-voting deferred shares of HK$100 each and 2 ordinary shares of HK$100 each	Entertainment services, and music and software production
Italian Motors (Sales & Service) Limited	Hong Kong	89.9	60,000 shares of HK$10 each	Investment holding
Martview Limited	Hong Kong	100.0	2 shares of HK$1 each	Property holding
Mega Warehouse (Hong Kong) Limited	Hong Kong	100.0	1,000,000 shares of HK$1 each	Warehouse stores operation
Metro Global Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding
Most Advance International Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
Rogers International Limited	Bahamas	100.0	2 shares of US$1 each	Trading brand holding
Shinwa Engineering Company, Limited	Hong Kong	100.0	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Stoneycroft Estates Limited	Hong Kong	100.0	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment
Technorient Limited	Hong Kong	89.9	461,687 shares of HK$100 each	Investment holding
Wo Kee Hong Distribution Pte Ltd	Singapore	100.0	4,500,000 ordinary shares of S$1 each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn. Bhd.	Malaysia	100.0	1,000,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Hong Finance Limited	Hong Kong	100.0	2 shares of HK$1 each	Finance and money lending
Wo Kee Hong Limited	Hong Kong	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances
Wo Kee Hong Professional Air Conditioning Pte Ltd	Singapore	94.8	7,000,000 shares of S$1 each	Distribution of air-conditioning products
Wo Kee Hong Trading Sdn. Bhd.	Malaysia	100.0	5,100,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Joyful Limited	Hong Kong	100.0	2,000,000 shares HK$1 each	Company secretarial service
Wo Kee Services Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services
東莞市先和亞太電器有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB1,000,000	Distribution of air-conditioning, electrical and electronic products

Name of subsidiary	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
東莞市先和制冷設備有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB500,000	Sales and production of air-conditioning electrical and electronic products and parts, and provision of repairs and maintenance services of air-conditioning, electrical and electronic products
東莞長興制冷設備有限公司 (joint venture (HK capital))	PRC	92.0	Registered capital of HK$30,000,000 paid-up capital of HK$14,800,000	Production and sales of heat exchanger

None of the subsidiaries had issued any debt securities at the end of the year.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

51. Principal associates

Particulars of the Group's principal associates at 31 December 2005 are as follows:–

Name of associates	Place of incorporation/ registration	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.	PRC	27.0	Registered and fully paid capital of USD3,000,000	Import, distribution and trading of cars and related accessories
Jin Ling Electrical Company Limited	PRC	50.0	Registered and fully paid capital of RMB263,500,000	Manufacturing and trading of washing machines

3. UNAUDITED FINANCIAL STATEMENTS

The following is an extract of the financial statements of the Group from the interim report of the Company for the six months ended 30 June 2006:

Condensed Consolidated Income Statement
For the six months ended 30 June 2006

	Notes	**2006 HK$'000** *(Unaudited)*	**2005 HK$'000** *(Unaudited)* (Restated)
Turnover	*2*	308,211	324,610
Cost of sales		(244,929)	(261,026)
Gross profit		63,282	63,584
Other revenue		5,337	4,487
Distribution costs		(23,176)	(23,922)
Administrative expenses		(51,244)	(44,014)
Fair value gains on investment properties		–	6,707
Gain on settlement of a loan		–	88,178
(Loss)/profit from operations	*4*	(5,801)	95,020
Finance costs	*5*	(4,925)	(2,258)
Share of result of an associate		317	(967)
(Loss)/profit before tax		(10,409)	91,795
Income tax expense	*6*	(6)	(12,426)
		(10,415)	79,369
Loss for the period from non-current assets held for sale	*13*	(6,093)	(3,008)
(Loss)/profit for the period		(16,508)	76,361
Attributable to:			
Equity holders of the Company		(16,685)	76,378
Minority interests		177	(17)
		(16,508)	76,361
(Losses)/earnings per share for (loss)/profit attributable to the equity holders of the Company – Basic and diluted	*7*	(7.53) cents	34.46 cents
Dividends	*8*	NIL	NIL

Condensed Consolidated Balance Sheet

	Notes	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
Non-current assets			
Investment properties	9	181,452	200,847
Property, plant and equipment	10	120,180	102,664
Goodwill		2,479	2,306
Interests in associates		8,072	60,545
Available-for-sale financial assets		527	527
Deferred tax assets		6,300	6,300
		319,010	373,189
Current assets			
Inventories	11	133,772	81,157
Properties held for sale		24,851	24,851
Trade and other receivables	12	87,276	103,942
Amounts due from associates		7,737	4,528
Other financial assets at fair value through profit or loss		20	20
Derivative financial instruments		–	3,910
Cash and bank balances		8,717	24,009
		262,373	242,417
Non-current assets held for sale	13	172,138	–
		434,511	242,417
Current liabilities			
Trade and other payables	14	126,359	118,832
Provision for a legal claim		30,656	30,656
Bills payable		25,685	18,160
Tax payable		182	421
Amounts due to related companies		2,544	4,100
Obligations under finance leases – due within one year		85	82
Borrowings – due within one year	15	86,766	69,333
		272,277	241,584

	Notes	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
Liabilities directly associated with non-current assets classified as held for sale	*13*	124,768	–
		397,045	241,584
Net current assets		37,466	833
Total assets less current liabilities		356,476	374,022
Non-current liabilities			
Convertible loan note		29,950	28,951
Obligations under finance leases – due after one year		289	319
Borrowings – due after one year	*15*	10,670	13,727
Amount due to a related company		5,346	5,352
Deferred tax liabilities		21,152	21,152
		67,407	69,501
Net assets		289,069	304,521
Equity			
Capital and reserves attributable to the Company's equity holders			
Share capital	*16*	221,615	221,615
Reserves		63,520	79,362
		285,135	300,977
Minority interests		3,934	3,544
Total equity		289,069	304,521

Condensed Consolidated Cash Flow Statement
For the six months ended 30 June 2006

	2006 *HK$'000* (Unaudited)	2005 *HK$'000* (Unaudited)
Net cash (used in)/generated from operating activities	(20,665)	11,607
Net cash used in investing activities	(3,805)	(857)
Net cash generated from/(used in) financing activities	2,644	(5,973)
Net (decrease)/increase in cash and cash equivalents	(21,826)	4,777
Cash and cash equivalents at 1 January	18,603	13,695
Effect of foreign currency exchange rate changes	375	(413)
Cash and cash equivalents at 30 June	(2,848)	18,059
Analysis of the balances of cash and cash equivalents		
Being:		
Cash and bank balances	8,717	21,753
Bank overdrafts	(11,565)	(3,694)
	(2,848)	18,059

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2006

	(Unaudited) Attributable to equity holders of the Company							
	Share capital HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Equity component of convertible loan note HK$'000	Other reserves HK$'000	Accumulated losses HK$'000	Minority interests HK$'000	Total HK$'000
At 1 January 2006	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521
Minority interests arising from acquisition of subsidiaries	–	–	–	–	–	–	241	241
Acquisition of further interest in a subsidiary	–	–	–	–	–	–	(28)	(28)
Exchange difference on translation of financial statements of overseas operations	–	–	843	–	–	–	–	843
(Loss)/profit for the period	–	–	–	–	–	(16,685)	177	(16,508)
At 30 June 2006	221,615	916	803	185	151,236	(89,620)	3,934	289,069
At 1 January 2005	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
Exchange difference on translation of financial statements of overseas operations	–	–	604	–	–	–	–	604
Profit/(loss) for the period	–	–	–	–	–	76,378	(17)	76,361
At 30 June 2005	221,615	916	(1,448)	–	151,236	(32,018)	1,592	341,893

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2006

1. Basis of preparation and accounting policies

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant HKASs, Interpretations and the Hong Kong Financial Report Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The accounting policies used in preparation of the condensed consolidated interim financial statements are consistent with those adopted in the annual financial statements for the year ended 31 December 2005 with addition of certain new standards and interpretations of HKFRSs issued and effective as at the time of preparing this report. These are:

HKAS 21 (Amendment)	The effects of change in foreign exchange rate – net investment in a foreign operation
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions
HKAS 39 (Amendment)	The fair value option
HKAS 39 & HKFRS 4 (Amendment)	Financial guarantee contracts

The adoption of such standards or interpretation does not result in substantial changes to the Group's accounting policies and has no significant effect on the results reported for the six months ended 30 June 2006.

The Group has not early applied the following new standards, amendments and interpretations to standards that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: disclosures
HK(IFRIC)-Int 7 (effective for accounting period commencing on or after 1 March 2006)	Applying the Restatement Approach under HKAS 29 financial reporting in hyperinflationary economies
HK(IFRIC)-Int 8 (effective for accounting period commencing on or after 1 May 2006)	Scope of HKFRS 2
HK(IFRIC)-Int 9 (effective for accounting period commencing on or after 1 June 2006)	Reassessment of embedded derivatives

The HKAS 1 (Amendment) shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosure about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual period beginning on or after 1 January 2007.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

2. Turnover

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and maintenance service income during the period.

3. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sale

2006

	Air-conditioning products HK$'000 (Unaudited)	Audio-visual and other electrical products HK$'000 (Unaudited)	Cars and car accessories HK$'000 (Unaudited)	Direct marketing HK$'000 (Unaudited)	Property investment HK$'000 (Unaudited)	Inter-segment elimination HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
Turnover							
External sales	41,329	73,063	192,936	883	–	–	308,211
Inter-segment sales	137	743	–	–	–	(880)	–
Total turnover	41,466	73,806	192,936	883	–	(880)	308,211
Results							
Segment results	551	(1,564)	4,425	(16)	151	–	3,547
Unallocated corporate expenses							(9,348)
Loss from operations							(5,801)
Finance costs							(4,925)
Share of result of an associate	–	–	317	–	–	–	317
Loss before taxation							(10,409)
Income tax expense							(6)
							(10,415)
Loss for the period from non-current assets held for sale	–	(6,093)	–	–	–	–	(6,093)
Loss for the period							(16,508)

2005

	Air-conditioning products HK$'000 (Unaudited)	Audio-visual and other electrical products HK$'000 (Unaudited)	Cars and car accessories HK$'000 (Unaudited)	Direct marketing HK$'000 (Unaudited)	Property investment HK$'000 (Unaudited)	Inter-segment elimination HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited) (Restated)
Turnover							
External sales	54,620	116,106	152,107	1,777	-	-	324,610
Inter-segment sales	31	45	-	31	-	(107)	-
Total turnover	54,651	116,151	152,107	1,808	-	(107)	324,610
Results							
Segment results	2,814	3,332	1,381	(979)	8,440	130	15,118
Gain on settlement of a loan							88,178
Unallocated corporate expenses							(8,276)
Profit from operations							95,020
Finance costs							(2,258)
Share of result of an associate	-	-	(967)	-	-	-	(967)
Profit before taxation							91,795
Income tax expense							(12,426)
							79,369
Loss for the period from non-current assets held for sale	-	(3,008)	-	-	-	-	(3,008)
Profit for the period							76,361

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market Six months ended 30 June		Contribution to operating results Six months ended 30 June	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Hong Kong	257,383	260,480	(2,688)	10,676
Singapore	25,802	29,668	877	673
Malaysia	13,533	14,260	784	721
The PRC	3,746	7,198	(871)	(2,229)
Macau	7,747	12,447	108	679
Others	–	557	–	111
	308,211	324,610	(1,790)	10,631
Other revenue			5,337	4,487
Unallocated corporate expenses			(9,348)	(8,276)
Gain on settlement of a loan			–	88,178
(Loss)/profit from operations			(5,801)	95,020

4. **(Loss)/profit from operations**

(Loss)/profit from operations has been arrived at after charging and (crediting):

	Six months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Cost of inventories (included in cost of sales)	244,173	261,051
Depreciation of:		
– owned assets	3,580	2,728
– assets held under finance leases	76	87
Staff cost, including directors' emoluments		
– salaries and allowances	31,132	31,327
– contribution to retirement benefits scheme	1,336	1,130
Bank interest income	(77)	(5)

5. Finance costs

	Six months ended 30 June	
	2006	**2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Interest expenses on:		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	3,367	2,003
Other loans wholly repayable within five years	1,388	–
	4,755	2,003
Finance lease charges	7	7
Bank charges	163	248
	4,925	2,258

6. Income tax expense

	Six months ended 30 June	
	2006	**2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
The tax expense comprises:		
Current tax for the period:		
Hong Kong Profits Tax	–	–
Overseas taxation	(6)	(6)
	(6)	(6)
Deferred tax:		
Current period	–	(12,420)
	(6)	(12,426)

No provision for Hong Kong Profits Tax has been provided for the period ended 30 June 2006 as the Group had tax losses brought forward to set off the estimated assessable profit for the period (Six months ended 30 June 2005: Nil).

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. (Losses)/earnings per share

The calculation of the basic (losses)/earnings per share is based on the loss attributable to equity holders of approximately HK$16,685,000 (2005: profit of approximately HK$76,378,000) and on the weighted average number of 221,615,433 (2005: (restated) 221,615,433) ordinary shares in issue during the period.

Diluted (losses)/earnings per share for each of the six months ended 30 June 2006 and 2005 have not been calculated as no diluting events existed during these two periods.

8. Dividends

The directors do not recommend the payment of any interim dividend for the six months ended 30 June 2006 (Six months ended 30 June 2005: Nil).

9. Investment properties

	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
At 1 January	200,847	172,305
Disposals	–	(9,176)
Transfer (to)/from property, plant and equipment	(19,395)	24,990
Increase in fair value recognised in the income statement	–	12,728
	181,452	200,847

10. Property, plant and equipment

	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
At 1 January	102,664	117,528
Exchange difference	122	(13)
Additions	1,776	18,883
Acquisition of a subsidiary	76	–
Disposals	(147)	(3,063)
Disposal of a subsidiary	(50)	–
Transfer from/(to) investment properties	19,395	(24,990)
Depreciation charge	(3,656)	(5,681)
	120,180	102,664

11. Inventories

	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
Finished goods	124,560	74,034
Spare parts	15,532	14,592
	140,092	88,626
Less: Provision for impairment loss on inventories	(6,320)	(7,469)
	133,772	81,157

12. Trade and other receivables

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables is as follows:

	30 June 2006 HK$'000 (Unaudited)	31 December 2005 HK$'000 (Audited)
Within 30 days	30,295	52,173
31 to 60 days	10,768	11,175
61 to 90 days	3,246	4,377
91 days to 1 year	2,391	2,084
Over 1 year	6,017	6,393
	52,717	76,202
Less: Provision for impairment loss on trade receivables	(5,864)	(6,547)
	46,853	69,655
Deposits, prepayments and other receivables	40,423	34,287
	87,276	103,942

13. Non-current assets held for sale

On 30 June 2006, Metro Global Limited, a wholly owned subsidiary of the Company entered into a Share Purchase and Subscription Agreement (the "Agreement") with JM Washing Machine Factory and Candy Elettrodomestici S.r.l. in relation to the disposal of 50% of equity interests in Jinling Electrical Company Limited ("Jinling"), an associate of the Group. The date of completion of Agreement shall be no later than 18 October 2006. The principal activities of Jinling are engaged in manufacturing and trading of washing machines in the PRC.

Since the Agreement has not been completed as at 30 June 2006, in accordance with HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", the Group's share of assets of Jinling have been classified as non-current assets held for sale separately from the other assets in the balance sheet. The Group's share of liabilities of Jinling have been classified as liabilities directly associated with non-current assets classified as held for sale. The share of results of Jinling for the period ended 30 June 2006 has been re-classified as "loss for the period from non-current assets held for sales" instead of "share of results of associates", the corresponding figure for the period ended 30 June 2005 has been retrospectively restated as required.

14. Trade and other payables

The aged analysis of trade payables is as follows:

	30 June 2006 *HK$'000* (Unaudited)	31 December 2005 *HK$'000* (Audited)
Within 30 days	23,179	5,598
31 to 60 days	4,507	2,924
61 to 90 days	3,851	4,404
91 days to 1 year	–	719
Over 1 year	726	536
Total trade payables	32,263	14,181
Customers' deposits, accruals and other payables	94,096	104,651
	126,359	118,832

15. Borrowings

	30 June 2006 *HK$'000* (Unaudited)	31 December 2005 *HK$'000* (Audited)
Bank overdrafts	11,565	5,406
Bank loans	85,871	77,654
	97,436	83,060
Secured	89,568	75,751
Unsecured	7,868	7,309
	97,436	83,060
The maturity of the above loans is as follows:		
Within one year	86,766	69,333
More than one year, but not exceeding two years	6,150	6,134
More than two years, but not exceeding five years	4,520	7,593
	97,436	83,060
Less: Amounts due within one year shown under current liabilities	(86,766)	(69,333)
Amounts due after one year	10,670	13,727

16. Share capital

	Number of shares	Nominal value HK$'000
Authorised:		
Ordinary shares of HK$1.00 each (2005: HK$0.10 each)		
At 1 January 2006	3,500,000,000	350,000
Effect of share consolidation	(3,150,000,000)	–
At 30 June 2006	350,000,000	350,000
Issued and fully paid:		
Ordinary shares of HK$1.00 each (2005: HK$0.10 each)		
At 1 January 2006	2,216,154,331	221,615
Effect of share consolidation	(1,994,538,898)	–
At 30 June 2006	221,615,433	221,615

Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on 15 June 2006, every ten issued and unissued ordinary shares of HK$0.10 each in the share capital of the Company were consolidated into one share of HK$1.00 each.

17. Contingent liabilities

(a) The Company had provided corporate guarantees to certain banks for banking and other facilities made available to subsidiaries in the amount of approximately HK$222,783,000 (31 December 2005: HK$218,207,000).

(b) The Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$5,885,000 (31 December 2005: HK$5,615,000).

(c) At 30 June 2006, the Group had a contingent liability of approximately HK$1,300,000 (31 December 2005: approximately HK$1,300,000) in respect of proceedings involving a subsidiary of the Company in India.

(d) During the period, an option agreement granted to a connected person as per the announcement of the Company dated 5 May 2004 was terminated, the contingent liabilities in relating to such option was nil at 30 June 2006 (31 December 2005: approximately HK$10,333,000).

(e) A subsidiary of the Company had entered into a Labour Compensation Agreement relating to the payment of Labour Compensation, under which the subsidiary shall be responsible for an amount of not exceeding RMB15 million (equivalent to approximately HK$14.6 million).

(f) Under a share purchase and subscription agreement ("Agreement") signed on 30 June 2006, a subsidiary of the Company was obliged to issue a bank guarantee amounting to RMB11 million (equivalent to approximately HK$10.7 million) to the purchaser upon the date of the closing of the agreement to guarantee the performance of its obligations in respect of the agreement to dispose of our investment in Jiangmen.

18. Commitments

(a) Capital commitments

Capital commitments as at the balance sheet date are as follows:

	30 June 2006	31 December 2005
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Contracted but not provided for in respect of:		
– purchase of investment properties	3,890	–
– decoration contract	431	–
	4,321	–

(b) Financial commitments

At 30 June 2006, the Group had outstanding commitments in respect of forward contracts against the Group's exposure in foreign currencies from its operations as follows:

	30 June 2006	31 December 2005
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Sell Hong Kong dollars for Japanese Yen	3,227	–
Sell Singapore dollars for United States dollars	722	3,209
Sell Singapore dollars for Japanese Yen	1,315	718

(c) Operating lease commitments

At 30 June 2006 the Group had commitments under non-cancellable operating leases, which fall due as follows:

	30 June 2006	31 December 2005
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Within one year	9,909	8,974
In the second to fifth year inclusive	4,198	8,273
	14,107	17,247

19. Related party transactions

(a) During the period, the Group entered into the following transactions with related parties:

	Six months ended 30 June	
	2006	**2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Management and agency fee paid to:		
– a related company	–	44
– a related company which received on behalf of a building management fund	2,095	2,099
Sales of goods to a related company	20	–
Purchase of goods from a related company	50	–
Acquisition of further interest in a subsidiary from a related party	200	–

(b) Key management personnel remuneration

Total remuneration of Non-executive Directors and senior management, which includes six Executive Directors of the Company (30 June 2005: five Executive Directors of the Company), is as follows:

	Six months ended 30 June	
	2006	**2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Short term employee benefits	3,454	5,138
Mandatory provident fund contributions	23	20
	3,477	5,158

(c) Amounts due from / (to) related parties

	30 June 2006	**31 December 2005**
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Amounts due from/(to):		
– associates	7,737	4,528
– related companies	(7,890)	(9,452)

20. Pledge of assets

	30 June 2006	31 December 2005
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
Land and buildings	102,542	84,347
Inventories	19,267	2,930
Investment properties	177,804	197,199
Trade receivables	–	2,390
All assets of a subsidiary	21,918	18,759

The amount represents assets pledged to banks to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

21. Events after balance sheet date

On 15 July 2006, Corich Enterprises Inc. ("Corich"), an indirect wholly-owned subsidiary of the Company and Mr. Herbert Adamczyk ("Mr. Adamczyk") as sellers ("Sellers") entered into a share exchange agreement ("Share Exchange Agreement") with Xact Aid, Inc. ("Xact"), as the purchaser, Mr. Fred De Luca, a shareholder of Xact, and Technorient Limited ("Technorient") in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by Xact of an aggregate of 972,728 preference convertible shares ("Preference Convertible Shares") convertible into an aggregate of 89,689,881 Xact shares. The Share Exchange Agreement replaced and superseded the share exchange agreement dated 9 June 2006 entered into among the same parties in relation to the exchange of the entire issued share capital of Technorient for Preference Convertible Shares convertible into such number of Xact Shares as representing 95% of the issued share capital of Xact upon conversion. Immediately before closing of the transaction, Technorient was owned as to approximately 90% by Corich and as to approximately 10% by Mr. Adamczyk. The details of transaction are set out in the announcement of the Company dated 21 July 2006.

22. Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk), credit risk, liquidity risk and cash flow and fair value interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. In order to mitigate the foreign exchange risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with Group's risk management policies. In addition, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

(b) Credit risk

The carrying amounts of trade and other receivables represent the Group's maximum exposure to credit risk in relation to financial assets.

The credit risk of the Group's other financial assets, which mainly comprise cash and cash equivalents and other receivables, the Group's exposure to credit risk arises from default of the other party, with a maximum exposure equal to the carrying amount of these instruments. There are no significant concentrations of credit risk within the Group in relation to the other financial assets. It has policies in place to perform periodic credit evaluations of its customers and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverability of individual debtors and determines the impairment loss to be provided on an ongoing basis.

(c) Liquidity risk

The Group's liquidity risk management includes diversifying the funding sources. The Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations.

(d) Cash flow and fair value interest rate risk

Borrowings at variable interest rates expose the Group to cash flow interest rate risk and those at fixed rates expose the Group to fair value interest rate risk. The Group monitors the interest rate risk exposure on a continuous basis and adjusts the portfolio of borrowings where necessary.

23. Comparative figures

Certain comparative figures have been restated to conform with the current period's presentation.

24. Approval of interim financial report

The interim financial report was approved by the Board of the Directors on 19 September 2006.

4. STATEMENT OF INDEBTEDNESS

As at the close of business on 31 October 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had borrowings and contingent liabilities amounting to approximately HK$140,321,000 and approximately HK$317,714,000 respectively, details of which are as follows:

Borrowings

The following table illustrates the Group's bank and other borrowings as at 31 October 2006:

		HK$
Bank borrowings		
– secured	*(Note i)*	94,001,000
– unsecured		9,178,000
		103,179,000
Amounts due to a related company	*(Note ii)*	5,321,000
Obligations under finance leases		2,734,000
Liability component of convertible loan note	*(Note iii)*	29,087,000
		140,321,000

Notes:

i. As at 31 October 2006, the Group's bank borrowings of HK$94,001,000 are secured by certain of the Group's land and buildings, properties held for sale, inventories, investment properties, trade receivables, bank deposits and all assets of a subsidiary.

ii. The effective interest rate of the amounts due to a related company is 10%.

iii. The principal amount of the convertible loan note as at 31 October 2006 is HK$30,000,000.

Contingent liabilities

(a) As at 31 October 2006, the Company had provided corporate guarantees for banking and other facilities made available to its subsidiaries in the amount of approximately HK$299,436,000.

(b) As at 31 October 2006, the Company had provided other guarantees for its subsidiaries in the amount of approximately HK$5,978,000.

(c) As at 31 October 2006, the Group had contingent liabilities of approximately HK$1,300,000 in respect of proceedings involving a subsidiary of the Company in India.

(d) Pursuant to a share purchase and subscription agreement signed on 30 June 2006, (particulars of the agreement is set out in material contract (m) in paragraph 6 of Appendix II to this circular) a subsidiary of the Company issued a bank guarantee amounting to HK$11,000,000 to the purchaser at the closing of the agreement to guarantee the performance of its obligations under the agreement.

Commitments

(a) As at 31 October 2006, the Group had commitments in respect of purchase of land and building and decoration contracts of approximately HK$1,053,000 and HK$207,000 respectively which were not provided for in the consolidated financial statements.

(b) As at 31 October 2006, the Group had outstanding commitments under non-cancellable operating leases of approximately HK$23,462,000.

Disclaimer

Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, capital commitments, guarantees or other material contingent liabilities as at the close of business on 31 October 2006.

5. WORKING CAPITAL

As at the Latest Practicable Date, after taking into account of the available credit facilities and the internal resources of the Group, the Directors are of the opinion that the Group has sufficient working capital for the 12-month period from the date of this circular.

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest audited financial statements of the Group were made up.

7. TRADING AND FINANCIAL PROSPECT OF THE GROUP

For the year ended 31 December 2005, turnover of the Group increased by approximately 11.5% to HK$689.8 million. The increase in turnover was mainly attributable from sales and distribution of audio-visual and other electrical products and cars and car accessories, which have increased by approximately 54.3% and 20.1% respectively compared to the year ended 31 December 2004. As at 31 December 2005, the total number of employees of the Group was 316 and staff costs, including directors' emoluments for the year ended 31 December 2005 was HK$63.3 million. The total number of employees of the Group was increased by 11.7% from previous year. This is mainly due to the growth of the business of the car and car accessories group and the opening of 3S new centre for motor

cars in Hong Kong. Profit attributable to Shareholders increased by HK$33.8 million, from HK$1.7 million for 2004 to HK$35.5 million for 2005. As at 31 December 2005, the total borrowings of the Group amounted to HK$83.1 million. The Group's gearing ratio as at 31 December 2005 was 16.1%, based on long term liabilities (excluding deferred tax) of HK$48.4 million and shareholders' equity of HK$301 million.

The results for the year 2005 fortified the management's confidence in its business strategy: focusing more on core business and promising products; rejuvenating the image and developing the market of self-owned brands; exploring with due diligence and care the feasibility of new products and markets suitable for the Group.

Turnover for the six months ended 30 June 2006 was HK$308.2 million, representing a decrease of 5.1% from the corresponding period in 2005. The decrease is the net effect of the continuous growth of the car and car accessories business and the stagnant retail market as well as keen price competition for air-conditioning products and audio-visual and other electrical products. In line with the management's business strategy, measures have been taken to redeployment resources and downsizing the audio-visual business which experienced cutthroat price competition. At the same time, gross margin of the electrical appliances business has improved due to high value-added products like the "Frigidaire" products, the distributorship of which was acquired by the Group in early 2006.

The Group will continue to follow its business strategy in improving the performance of the Group and return to Shareholders investments. It is expected the continuous growth of the economies of Hong Kong, Macau Special Administrative Region, the PRC, Singapore and Malaysia, the key markets of the Group's products, will provide ample business opportunities. The Group will continue to focus on its car business and will seek to obtain an increase in allocation of cars by the manufacturers. In line with the Group's business strategy, the Group has secured an exclusive distributorship for the distribution of Italian "Ferretti" luxurious motor yachts in Southern China, "Horizon" motor yachts in Hong Kong, Macau Special Administrative Region and the PRC and will continue to secure more luxurious brands. The Group has started its dealership of "Ferrari" and Maserati" in the PRC in September 2006, which is expected to generate additional sales and margin contributions. The Group also becomes the exclusive authorized importer of "Alfa Romeo" cars in Hong Kong and Macau Special Administrative Region from mid 2006 and on-sale is scheduled in the first quarter of 2007. At the same time, the Group will continue to develop its air-conditioning business and sale of audio-visual products, particularly the sale and distribution of the Group's own brand names.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Beneficial interests and short positions in Shares as at the Latest Practicable Date:

	Number of Shares			
Directors	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
Mr. Richard Man Fai LEE	3,556,438(L)	673,873(L) *(Note 1)*	117,133,570(L) *(Note 2)*	121,363,881
Mr. Jeff Man Bun LEE	471,900(L)	–	118,579,289(L) *(Notes 2 & 3)*	119,051,189
Ms. Kam Har YUE	5,209,716(L)	–	117,133,570(L) *(Note 2)*	122,343,286
Mr. Sammy Chi Chung SUEN	47,190(L)	–	–	47,190
Mr. Raymond Cho Min LEE	–	–	1,920,200(L) *(Note 4)*	1,920,200

Notes:

1. The 673,873 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms.

Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 118,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors hold any short position in the Shares.

(L) denotes long position

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Mr. Wing Sum LEE	10 August 2001	5,506,050(L)	16 September 2001 – 15 September 2007	1.6610
	24 September 2002	64,064(L)	24 September 2002 – 23 September 2008	1.0000
Mr. Richard Man Fai LEE	28 May 2001	629,262(L)	29 June 2001 – 28 June 2007	1.6610
	10 August 2001	5,506,050(L)	16 September 2001 – 15 September 2007	1.6610
	29 August 2001	78,657(L)*	30 September 2001 – 29 September 2007	1.6610
	24 September 2002	2,215,928(L)	24 September 2002 – 23 September 2008	1.0000
Mr. Jeff Man Bun LEE	4 June 2002	314,631(L)	4 June 2002 – 3 June 2008	1.0000
	24 September 2002	143,000(L)	24 September 2002 – 23 September 2008	1.0000
Mr. Sammy Chi Chung SUEN	18 January 2001	40,901(L)	6 March 2001 – 5 March 2007	1.6610
	10 August 2001	157,315(L)	19 September 2001 – 18 September 2007	1.6610
	4 June 2002	629,262(L)	4 June 2002 – 3 June 2008	1.0000
	24 September 2002	200,200(L)	24 September 2002 – 23 September 2008	1.0000

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Ms. Kam Har YUE	29 August 2001	78,657(L)	30 September 2001 – 29 September 2007	1.6610
Mr. Raymond Cho Min LEE	4 June 2002	220,241(L)	4 June 2002 – 3 June 2008	1.0000
	24 September 2002	1,144(L)	24 September 2002 - 23 September 2008	1.0000
Mr. Boon Seng TAN	4 June 2002	220,241(L)	4 June 2002 – 3 June 2008	1.0000
	24 September 2002	1,144(L)	24 September 2002 – 23 September 2008	1.0000

(L) denotes long position

(c) Beneficial interests and short positions in shares in associated corporations as at the Latest Practicable Date:

Directors	Associated corporations in which shares or equity interests are held or interested	Number of shares or amount of equity interests held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,500	Non-voting deferred shares
	Wo Kee Services Limited	1	Non-voting deferred share
Ms. Kam Har YUE	Rogers Entertainment International Limited (formerly known as Forward International Corporation, Limited)	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	340,000	Non-voting deferred shares
	Wo Kee Hong Limited	400	Non-voting deferred shares

Save as disclosed above, none of the Directors and chief executives of the Company have any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning

of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

(d) Directors' interest in assets and/or arrangement

As at the Latest Practicable Date, none of the Directors had any direct or indirect interests in any assets which have been since 31 December 2005 (being the date to which the latest published audited consolidated accounts of the Group was made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Beneficial interests and short positions in Shares and underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Company name	Number of Shares	Number of underlying shares of equity derivatives	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	117,133,570 (L) *(Note 1)*	–	52.85%
Cyber Generation Limited	325,000 (L) *(Note 2)*	–	0.15%
Great Intelligence Holdings Limited	955,800 (L) *(Note 2)*	–	0.43%
Cross Profit Capital Limited	–	30,000,000 (L) *(Note 2)*	13.54%

Notes:

1. The 117,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. 325,000 Shares are held by Cyber Generation Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited.

   The 30,000,000 Shares represented the Shares to be issued upon the full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$1.00 which is held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

   Famex Investment Limited, a wholly owned subsidiary of Mankar Assets Limited, controls Hanny Holdings Limited. Mankar Assets Limited is a wholly owned subsidiary of ITC Investment Holdings Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   955,800 Shares are held by Great Intelligence Holdings Limited, a wholly owned subsidiary of ITC Management Group Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   Galaxyway Investments Limited, a company wholly owned by Chinaview International Limited, owns approximately 34.52% of the issued ordinary share capital of ITC Corporation Limited. Chinaview International Limited is wholly owned by Dr. Charles Kwok Keung CHAN. Ms. Macy Yuen Lan NG is the spouse of Dr. Charles Kwok Keung CHAN.

   Hanny Magnetics (B.V.I.) Limited, Hanny Holdings Limited, Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited, ITC Corporation Limited, Galaxyway Investments Limited, Chinaview International Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Cyber Generation Limited and the underlying shares arising from the convertible redeemable note held by Cross Profit Capital Limited.

   ITC Management Group Limited, ITC Corporation Limited, Galaxyway Investments Limited, Chinaview International Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Great Intelligence Holdings Limited.

(L) denotes long position

Save as disclosed, so far as known to the Directors and chief executives of the Company, there are no other persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. SERVICE CONTRACT

There is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTERESTS

None of the Directors and his/her associates is interested directly or indirectly in a business, apart from his/her interest in the Company, which competes or is likely to compete with the business of the Group.

6. MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business) having been entered into by the Company or any of its subsidiaries within two years immediately preceding the date of this circular and are or may be material:

(a) a deed of settlement dated 24 February 2005 entered into between Mitsubishi Heavy Industries Ltd. ("MHI"), Stoneycroft Estates Limited ("Stoneycroft"), Ever Rising Investments Limited ("Ever Rising"), Wo Kee Hong Limited ("WKH") and the Company in relation to the settlement of an amount of US$728,638.27;

(b) a deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Stoneycroft as the chargor, WKH and the Company in relation to a deed of charge dated 28 June 2002 in respect of car parking spaces and Block A on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(c) a deed of amendment dated 24 February 2005 entered into among MHI as the chargee, Ever Rising as the chargor, WKH and the Company in relation to a deed of charge dated 28 June 2002 in respect of Block B on the 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(d) a deed of amendment dated 8 March 2005 entered into among MHI, the Company, WKH, Stoneycroft and Ever Rising amending the deed of settlement referred to in (a) above;

(e) a termination agreement dated 12 July 2005 entered into between WKH and LG Electronics Inc. and LG Electronics HK Limited terminating the two distributorship agreements dated 1 January 2004 between WKH and LG Electronics Inc. with effect from 1 July 2005;

(f) three sale and purchase agreements all dated 13 July 2005 entered into between Advanced Point Limited, Advanced Honour Limited and Advanced Seas Limited as the vendors and six individuals as purchasers in relation to sale and purchase of the properties located at Rooms 1908, 1909 and 1910, Beijing Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC for cash consideration of RMB4,520,016, RMB3,527,011 and RMB1,952,973, respectively;

(g) a subscription agreement dated 18 August 2005 entered into between the Company and Hanny Holdings Limited in relation to the issue of a 7.25% coupon convertible note due in 2008 in the principal amount of HK$30 million by the Company;

(h) an equity interests transfer agreement dated 30 December 2005 entered into between Italian Motors (Sales & Service) Limited and Ferrari S.p.A. in relation to the transfer of 29% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. for a consideration of US$870,000;

(i) a sale and purchase agreement dated 9 February 2006 entered into between WKH as purchaser, Mr. Law Ding Wai and Mr. Chak Ping Kwong as vendors in relation to the sale and purchase of the entire issued share capital of Firmmark Limited, the distributor of the domestic electrical appliances under the brand "Frigidaire" in Hong Kong and Macau Special Administrative Region;

(j) a share exchange agreement date 9 June 2006 entered into among Corich Enterprises Inc., Mr. Herbert Adamczyk, Xact Aid, Inc., Mr. Fred De Luca and Technorient Limited in relation to the exchange of the entire issued share capital of Technorient Limited for preference convertible shares of Xact Aid, Inc. convertible into such number of common stock of Xact Aid, Inc. as representing 95% of the issued share capital of Xact Aid, Inc. upon conversion (the "First Share Exchange Agreement");

(k) eight contracts for sale and purchase of property dated 15 June 2006 entered into between Mighty Will International Limited as purchaser and Cafu Investment (Shenzhen) Limited and Shenzhen City Shen Fu Bao (Group) Limited as vendors for the purchase of properties known as Flat G, H, J, K, L, M, N and P, 7th Floor, Block A, Carlton Heights, Shenzhen, the PRC for an aggregate cash consideration of HK$4,904,851;

(l) a deed of assignment for sale and purchase of property dated 27 June 2006 entered into between Martview Limited as vendor and Mr. Yu Jian Hua as purchaser for the sale of the property known as Unit G, Level 26, Guomao Plaza, No. 71 Wusi Lu, Gulou District, Fuzhou, Fujian Province, the PRC for cash consideration of RMB1,200,000;

(m) a share purchase and subscription agreement dated 30 June 2006 entered into among Metro Global Limited ("Metro Global"), Jiangmen Washing Machine Factory ("JM Washing Machine") and Candy Elettrodomestici S.r.l. ("Candy") relating to, among other things, the disposal of the 50% equity interest in Jinling Electrical Co., Ltd. ("Jinling Electrical") by Metro Global to Candy for a cash consideration of RMB50 million, subject to adjustments;

(n) an agreement on transfer of right of distribution of products dated 30 June 2006 entered into among WKH, Jinling Electrical and Candy relating to the transfer of the right to distribute products manufactured or distributed by Jinling Electrical

worldwide other than the PRC under an export distribution contract dated 29 October 1994 entered into between Jinling Electrical and WKH for a cash consideration of RMB6 million;

(o) a labour compensation agreement dated 30 June 2006 entered into among Metro Global, JM Washing Machine and Jinling Electrical relating to payment of compensation payable under the relevant laws and regulations in the PRC as assessed by the Jiangmen Labour and Social Security Bureau*, in relation to the termination of the existing labour contracts of the employees of Jinling Electrical as a result of the transactions contemplated under the share purchase and subscription agreement referred to in (m) above and to be borne by Metro Global and JM Washing Machine;

(p) a contract for sale and purchase of property dated 13 July 2006 entered into between Co-Palace Limited as vendor and six individuals as purchasers in relation to the sale of property known as Room 1911, Beijing Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Dongcheng District, Beijing, the PRC* for cash consideration of RMB1,926,125;

(q) a share exchange agreement dated 15 July 2006 entered into among Corich Enterprises Inc., Mr. Herbert Adamczyk, Xact Aid, Inc., Mr. Fred De Luca and Technorient Limited in relation to the transfer of 49% of the issued share capital of Technorient Limited to Xact Aid, Inc. in exchange for the preference convertible stock of Xact Aid, Inc. as contemplated therein, which replaced and superseded the First Share Exchange Agreement;

(r) a contract for sale and purchase of property dated 15 September 2006 entered into between Changping (Shenzhen) Development Limited* as vendor and Wo Kee Hong (Shenzhen) Limited as purchaser in relation to the purchase of the property known as Room 15, 22nd Floor, International Vision, Futian Free Trade Zone, Shenzhen, the PRC* for a cash consideration of RMB525,086;

(s) two contracts for sale and purchase of property dated 15 September 2006 entered into between Changping (Shenzhen) Development Limited* as vendor and Keyforce Holdings Limited as purchaser in relation to the purchase of the property known as Rooms 16 and 18, 22nd Floor, International Vision, Futian Free Trade Zone, Shenzhen, the PRC* for a total cash consideration of RMB1,799,527;

(t) a settlement agreement dated 27 September 2006 entered into among Metro Global, JM Washing Machine and Candy setting forth the mechanism for adjustment of the cash consideration under the share purchase and subscription agreement referred to in (m) above; and

(u) the Agreement.

* *for identification purpose only*

7. LITIGATION

(a) On 26 March 2004, 廣州市祥能置業投資有限公司 (Guangzhou City Cheungnan Investment Co., Ltd.*) (the "Plaintiff") instigated a proceedings against 東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*) (the "Defendant"), a 92% owned subsidiary of the Company at the Dongguan City Medium People's Court ("The Dongguan City Court") claiming for the amount of US$1,996,600 (equivalent to approximately HK$15.6 million) and interest thereon. The Plaintiff claimed that the amount of US$1,996,600 represented amount owed and due from the Defendant, which was assigned to the Plaintiff by an assignee of the Bank of China (Dongguan), the lender which has originally advanced the amount to the Defendant. The Defendant was acquired by the Company in early 1998. The proceedings related to amounts borrowed by the Defendant in 1993, before the Defendant became a subsidiary of the Company and had not been disclosed to the Company by the vendor at the time of the acquisition in 1998. On 29 July 2005, the Dongguan City Court ruled in favour of the Plaintiff and ordered the Defendant to pay the Plaintiff an amount equivalent to aggregate of the outstanding principal amount claimed and interest thereon and court fees for the proceedings. In August 2005, the Defendant has lodged an appeal to the Guangdong Province Higher People's Court against the decision of the Dongguan City Court. A written judgment dated 24 January 2006 was delivered by the Guangdong Province Higher People's Court. It was held in favour of the Plaintiff and the Defendant's application for appeal was dismissed. The Defendant is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People's Court. As at the Latest Practicable Date, the aggregate amount payable by the Defendant pursuant to the order of the Dongguan City Court is approximately HK$32,602,000. The Company has made a provision for approximately HK$30,656,000 but has not made a provision for the remaining sum of HK$1,946,000 which represents the interest incurred in the period from 1 January to 30 November 2006 on the claimed amount.

(b) In March 2004, Jasbir Singh, the proprietor of Supreme Electronic Industry (India) ("Supreme Electronic") commenced legal proceedings against, among others, WKH Communications Pvt. Ltd. ("WKH Communications") and WKH India Pvt. Limited ("WKH India") for an amount of approximately HK$1.3 million allegedly owed by WKH Communications. It is alleged that WKH Communications has on 16 May 2000 entered into a sale and purchase agreement with Supreme Electronic for the purchase of certain audio systems and accessories. WKH India, a subsidiary of the Company is the guarantor of WKH Communications under the said sale and purchase agreement. The HK$1.3 million claimed represented the aggregate of the purchase price payable by WKH Communications under the said sale and purchase agreement and sales tax payable on the goods. The plaintiff has applied to the Indian court for a judgment against WKH Communications and WKH India, and hearing of the case has taken place on 3 November 2006. The Group has retained a firm of Indian lawyers to advise and represent WKH India in the proceedings and will take appropriate actions as

* *for identification purpose only*

advised by its legal advisers. As at the Latest Practicable Date, the Court has not yet made any decision. There is no legal relationship between WKH Communications and the Company.

Save as disclosed herein, no member of the Group is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

8. EXPERTS AND CONSENTS

The following are the qualification of the experts who have given opinion or advice which is contained in this circular:

Name	Qualification
Nuada Limited	a corporation licensed to carry out type 6 regulated activity (advising on corporate finance) under the SFO

Nuada Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of their letters and references to their names in the form and context in which it appears.

As at the Latest Practicable Date, Nuada Limited is not beneficially interested in the share capital of any member of the Group, nor did it has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did it has any interest, either direct or indirect, in any assets which had been since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group or which were proposed to be acquired or disposed of by or leased to any member of the Group.

9. MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal office is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The secretary of the Company is Ms. Phyllis NG, who is an associate member of The Hong Kong Institute of Chartered Secretaries.

(c) The qualified accountant of the Company appointed pursuant to Rule 3.24 is Mr. Tik Tung WONG, CPA, FCCA.

(d) The English text of this circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours on any weekday, except public holidays, up to and including 22 December 2006:

(a) the memorandum and bye-laws of the Company;

(b) the contracts referred to in the paragraph headed "Material contracts" in paragraph 6 of this appendix;

(c) the written consents referred to in the paragraph headed "Experts and consents" in paragraph 8 of this appendix;

(d) the annual report of the Company for the two financial years ended 31 December 2004 and 31 December 2005, respectively;

(e) the interim report of the Company for the six months ended 30 June 2006;

(f) the letter from the Independent Board Committee to the Independent Shareholders, the text of which is set out on page 10 of this circular;

(g) the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, the text of which is set out on pages 11 to 15 of this circular; and

(h) a copy of each of the circulars issued by the Company pursuant to the requirements set out in Chapter 14 and/or 14A of the Listing Rules since 31 December 2005 (being the date to which the latest published audited consolidated financial statements of the Group were made up).



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

NOTICE IS HEREBY GIVEN that a special general meeting (the "meeting") of Wo Kee Hong (Holdings) Limited (the "Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, 22 December 2006, at 9:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as ordinary resolution of the Company:

"**THAT**:

(a) the agreement for sale and purchase dated 14 November 2006 (the "Agreement"), a copy of which has been produced to the meeting marked "A" and initialled by the Chairman of the meeting for the purpose of identification, entered into between Wo Kee Hong (B.V.I.) Limited (the "Vendor"), an wholly-owned subsidiary of the Company, as vendor and Surestatus Group Limited (the "Purchaser") as purchaser, whereby the Vendor has agreed to sell, and the Purchaser has agreed to purchase, 100% interest in the issued share capital of Che Chuen Development Ltd. beneficially owned by the Vendor, upon the terms and subject to the conditions therein contained, be and is hereby approved, confirmed and ratified and all the transactions contemplated under the Agreement be and are hereby approved; and

(b) any two directors of the Company be and is hereby authorised for and on behalf of the Company to do all acts and things and execute and deliver all documents whether under the common seal of the Company or otherwise as may be necessary, desirable or expedient to carry out or to give effect to any or all transactions contemplated under the Agreement."

By order of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, 4 December 2006

* *for identification purpose only*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Notes:

1. An Independent Shareholder entitled to attend and vote at the meeting is entitled to appoint one or more than one proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be an Independent Shareholder.

2. A form of proxy in respect of the meeting is enclosed. Whether or not you intend to attend the meeting in person, you are urged to complete and return the form of proxy in accordance with the instructions printed thereon.

3. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof.

4. Completion and return of the proxy form shall not preclude an Independent Shareholder from attending and voting in person at the meeting or any adjournment thereof or on the poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

5. Where there are joint registered holders of any share(s) of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share(s) shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. Since the transactions contemplated under the Agreement constitute a connected transaction for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the resolution proposed at the meeting will be voted on a poll pursuant to Rule 13.39(4) of the Listing Rules.

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585至609號
和記行大廈
A座10樓

附註：

1. 凡有權出席大會並於會上投票之獨立股東，均有權委任一名或以上之受委代表出席並代其投票。以投票方式表決時，可親身或由受委代表投票。受委代表毋須為獨立股東。

2. 隨函附奉供大會使用之代表委任表格。無論　閣下是否有意親身出席大會，務請按照代表委任表格列印之指示盡快填妥並交回表格。

3. 本代表委任表格連同簽署人之授權書或其他授權文件（如有）由授權代表親筆簽署或由公證人簽署證明之授權書或授權文件，須於大會或其任何續會召開48小時前交回本公司於香港新界葵涌青山道585至609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後，獨立股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 如屬本公司股份之聯名登記持有人，則任何一位該等持有人均可親身或委派代表於大會上按該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於本公司之股東名冊內排名於首位之持有人才可獲有關投票權。身故股東（任何股份以其名義登記）之若干遺囑執行人及遺產管理人就此而言須視為有關股份之聯名持有人。

6. 由於協議項下擬進行之交易根據香港聯合交易所有限公司證券上市規則（「上市規則」）第14A章構成一項關連交易，將於大會上提呈之決議案將根據上市規則第13.39(4)條以投票方式表決。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:720)

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零六年十二月二十二日(星期五)上午九時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會(「大會」),以考慮及酌情通過下列決議案(不論有否修訂)為本公司之普通決議案:

「**動議**:

(a) 確認、批准及追認本公司之全資附屬公司Wo Kee Hong (B.V.I.) Limited(「賣方」)作為賣方與Surestatus Group Limited(「買方」)作為買方於二零零六年十一月十四日訂立之買賣協議(「協議」)(其註有「A」字樣之副本已送呈本大會及由大會主席簡簽以供識別),據此,按其中所載條款及依據其中所載條件,賣方同意出售而買方同意購買賣方實益擁有之Che Chuen Development Ltd.之全部已發行股本,以及批准協議項下擬進行之所有交易;及

(b) 授權本公司之任何兩名董事在其或彼等認為可能必須、適宜或權宜實行或進行協議項下擬進行之任何或所有交易之情況下,代表本公司作出所有行為及事情以及交付所有文件(不論是否需要加蓋本公司印鑑或以其他方式)。」

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港,二零零六年十二月四日

* *僅供識別*

10. 備查文件

下列文件可由即日起至二零零六年十二月二十二日(包括該日)止任何週日(公眾假期除外)之一般辦公時間在本公司位於香港新界葵涌青山道585至609號和記行大廈A座10樓之香港主要辦事處可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本附錄第6段「重大合約」一段所述之合約；

(c) 本附錄第8段「專家及同意書」一段中所述之書面同意書；

(d) 本公司截至二零零四年十二月三十一日及二零零五年十二月三十一日止兩個財政年度之年報；

(e) 本公司截至二零零六年六月三十日止六個月之中期報告；

(f) 獨立董事委員會致獨立股東之函件，全文載於本通函第10頁；

(g) 獨立財務顧問致獨立董事委員會及獨立股東之函件，全文載於本通函第11頁至第15頁；及

(h) 根據上市規則第14章及／或第14A章規定，由二零零五年十二月三十一日(即本集團最近期刊發之經審核綜合財務報表編製之日)後刊發每份通函之文本。

意見採取適當行動。直至最後實際可行日期為止，法庭尚未作出任何裁決。WKH Communications與本公司並無任何法律關係。

除上文所披露者外，本集團並無任何成員公司涉及任何重大訴訟或仲裁，且董事亦不知悉，本集團任何成員公司正涉及任何尚未解決或對本集團任何成員公司構成威脅之重大訴訟或索償。

8. 專家及同意書

以下是曾經給予意見或建議之專家之資格，而該等意見或建議已載於此通函內：

名稱	資格
洛爾達有限公司	一間根據證券及期貨條例可從事第6類(就機構融資提供意見)受規管活動之持牌法團

洛爾達有限公司已作出且並無撤回其有關刊發本通函，按本通函之形式及文意載入其書函及於通函中引述其名稱之同意書。

於最後實際可行日期，洛爾達有限公司並無實益持有本集團內任何成員公司之股權，亦無擁有可認購或提名其他人士認購本集團內任何成員公司之證券之權利(不論在法律上是否可予行使)，且自二零零五年十二月三十一日起(即自本公司最近期刊發之經審核賬目編製日起)，並無於本集團任何成員公司所購買或出售或租賃，或建議由本集團任何成員公司所購買或出售或租賃之任何資產中直接或間接擁有任何權益。

9. 其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。本公司之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為香港特許秘書公會會員。

(c) 根據規則第3.24條所委任之合資格會計師為汪滌東先生，CPA, FCCA。

(d) 倘本通函之中英文本如有歧異，概以英文本為準。

7. 訴訟

(a) 於二零零四年三月二十六日，廣州市祥能置業投資有限公司(「原告人」)針對本公司擁有92%權益的附屬公司東莞長興制冷設備有限公司(「抗辯人」)於東莞市中級人民法院(「東莞市法院」)提出法律程序，追討1,996,600美元(相當於約15,600,000港元)及相關利息。原告人稱該1,996,600美元為抗辯人所欠應償還之款項，該款項由中國銀行東莞分行的承讓人轉讓予原告人，該銀行為原初向抗辯人授出該等金額之貸款人。抗辯人由本公司於一九九八年初購入。該法律程序有關抗辯人於一九九三年尚未成為本公司的附屬公司前借取之款項，於一九九八年收購時賣方並無向本公司披露有關事宜。於二零零五年七月二十九日，東莞市法院判原告人勝訴，判抗辯人向原告人支付相當於其索賠的未償本金額及相關利息合計的金額及相關案件受理費。抗辯人已於二零零五年八月就東莞市法院的判決向廣東省高級人民法院提出上訴。廣東省高級人民法院於二零零六年一月二十四日作出書面判決，判原告人勝訴並駁回抗辯人上訴申請。抗辯人現正就高級人民法院之判決尋求法律顧問的意見採取適當行動。直至最後實際可行日期為止，抗辯人根據東莞市法院的判決應支付之金額合計約為32,602,000港元。本公司已撥備約30,656,000港元，但未替餘下之1,946,000港元(即二零零六年一月一日起至二零零六年十一月三十日期間之利息)作出撥備。

(b) 於二零零四年三月，Supreme Electronic Industry (India)(「Supreme Electronic」)的持有人 Jasbir Singh向WKH Communications Pvt. Ltd.(「WKH Communications」)及WKH India Pvt. Limited(「WKH India」)以及其他人士提出法律訴訟，追討為數約1,300,000港元，並指稱 WKH Communications欠下該款項。有指稱，於二零零零年五月十六日WKH Communications與Supreme Electronic訂立買賣協議，購買若干音響系統及配件。本公司的附屬公司WKH India根據該買賣協議，為WKH Communications作出擔保。而所追討的1,300,000港元為WKH Communications根據上述買賣協議之應付買價及就該等貨物應付銷售稅之總額。原告人已向印度法院申請針對WKH Communications及WKH India作出判決。該案件之聆訊已於二零零六年十一月三日進行。本集團已聘用一間印度律師事務所在該訴訟提供意見並代表WKH India，並將按其法律顧問所提供的

金羚電器製造或分銷之產品之經銷權而訂立之出口經銷合約，於二零零六年六月三十日訂立產品經銷權轉讓協議；

(o) 和記電業(環球)、江門洗衣機及金羚電器就支付因上文(m)項所述之購股及認股協議項下擬進行之交易終止現有職工合約而根據中國有關法律和法規須付之補償金(該金額由江門勞動和社會保障局釐定並由和記電業(環球)及江門洗衣機所承擔)，於二零零六年六月三十日訂立職工補償協議書；

(p) 麗協有限公司(作為賣方)與六名人士(作為買方)就以現金代價人民幣1,926,125元出售於中國北京市東城區建國門內大街7號北京光華長安大廈1911室之物業，於二零零六年七月十三日訂立房產買賣合同；

(q) Corich Enterprises Inc.、Herbert Adamczyk先生、Xact Aid, Inc.、Fred De Luca先生及勵安有限公司就股份交換協議項下擬進行轉讓勵安有限公司已發行股本之49%予Xact Aid, Inc.以換取優先可換股於二零零六年七月十五日訂立之股份交換協議，以取代及替代首份股份交換協議；

(r) 長平(深圳)發展有限公司(作為賣方)與和記電器(深圳)有限公司(作為買方)就以現金代價人民幣525,086元購買於中國深圳市福田保稅區長平商務大廈22層15號房之物業於二零零六年九月十五日訂立房地產買賣合同；

(s) 長平(深圳)發展有限公司(作為賣方)與堅榮控股有限公司(作為買方)就以現金代價合共人民幣1,799,527元購買於中國深圳市福田保稅區長平商務大廈22層16和18號房之物業於二零零六年九月十五日訂立兩份房地產買賣合同；

(t) 和記電業(環球)、江門洗衣機及Candy就上文(m)項所述購股及認購協議項下之現金代價之調整機制於二零零六年九月二十七日訂立和解協議；及

(u) 協議。

(g) 本公司與錦興集團有限公司就本公司發行於二零零八年到期本金額為30,000,000港元票面利率為7.25%之可換股票據，於二零零五年八月十八日訂立認購協議；

(h) 勵駿汽車有限公司與Ferrari S.p.A. 就以代價870,000美元轉讓於法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司之29%股本權益，於二零零五年十二月三十日訂立股本權益轉讓協議；

(i) 和記電業(作為買方)與羅鼎煒先生及翟炳光先生(作為賣方)就買賣恒標有限公司(為「北極牌」品牌家用電器產品於香港及澳門特別行政區的代理商)之全部已發行股本，於二零零六年二月九日訂立股份買賣協議；

(j) Corich Enterprises Inc.、Herbert Adamczyk先生、Xact Aid, Inc.、Fred De Luca先生及勵安有限公司就以勵安有限公司之全部已發行股本交換Xact Aid, Inc.之優先可換股，而該優先可換股於轉換時可轉換為若干數目之Xact Aid, Inc.普通股(相當於Xact Aid, Inc.已發行股本95%)於二零零六年六月九日訂立股份交換協議(「首份股份交換協議」)；

(k) 紀富國際有限公司(作為買方)與加福投資(深圳)有限公司及深圳市深福保(集團)有限公司(作為賣方)就以總現金代價4,904,851港元購買中國深圳市加福廣場第A棟七層G、H、J、K、L、M、N及P號房之物業，於二零零六年六月十五日訂立八份房地產買賣合同；

(l) 新華景有限公司(作為賣方)與余建華先生(作為買方)就以現金代價人民幣1,200,000元出售中國福建省福州市鼓樓區五四路71號國貿廣場26層G單位之物業，於二零零六年六月二十七日就買賣物業訂立房地產買賣契約；

(m) 和記電業(環球)有限公司(「和記電業(環球)」)、江門市洗衣機廠(「江門洗衣機」)及Candy Elettrodomestici S.r.l.(「Candy」)，就有關(其中包括)和記電業(環球)以現金代價人民幣50,000,000元(可作出調整)向Candy出售其於金羚電器有限公司(「金羚電器」)之50%股本權益，於二零零六年六月三十日訂立購股及認購協議；

(n) 和記電業、金羚電器及Candy以現金代價人民幣6,000,000元轉讓金羚電器及和記電業於一九九四年十月二十九日就於全球(中國以外)分銷由

5. 構成競爭之權益

董事及其聯繫人士概無於任何與本集團業務構成或可能構成競爭之業務中直接或間接擁有權益(於本公司之權益除外)。

6. 重大合約

緊接本通函刊發日期前兩年內，本公司或其任何附屬公司訂立下列屬於或可能屬於重大之合約(並非為日常業務過程中訂立之合約)如下：

(a) 三菱重工業株式會社(「三菱重工業」)、Stoneycroft Estates Limited(「Stoneycroft」)、Ever Rising Investments Limited(「Ever Rising」)、和記電業有限公司(「和記電業」)與本公司就償還728,638.27美元之款額，於二零零五年二月二十四日訂立還款契據；

(b) 三菱重工業(作為承押人)與Stoneycroft(作為押記人)、和記電業及本公司就有關位於香港新界葵涌青山道585－609號和記行大廈之車位及A座二樓於二零零二年六月二十八日訂立之抵押契據，於二零零五年二月二十四日訂立修訂契據；

(c) 三菱重工業(作為承押人)與Ever Rising(作為押記人)、和記電業及本公司就有關位於香港新界葵涌青山道585－609號和記行大廈B座二樓於二零零二年六月二十八日訂立之抵押契據，於二零零五年二月二十四日訂立修訂契據；

(d) 三菱重工業、本公司、和記電業、Stoneycroft及Ever Rising就修訂上文第(a)項所述之還款契據，於二零零五年三月八日訂立修訂契據；

(e) 和記電業、LG Electronics Inc.及 LG Electronics HK Limited就終止二零零四年一月一日和記電業與LG Electronics Inc.所訂立之兩份分銷協議，於二零零五年七月十二日訂立終止協議(由二零零五年七月一日起生效)；

(f) 雋鵬有限公司、雋譽有限公司及雋海有限公司(作為賣方)與六名人士(作為買方)就分別以現金代價人民幣4,520,016元、人民幣3,527,011元及人民幣1,952,973元買賣位於中國北京東城區建國門內大街7號北京光華長安大廈1908室、1909室及1910室之物業，於二零零五年七月十三日訂立三份買賣協議；

附註：

1. 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.(即The WS Lee Unit Trust之信託人)全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該325,000股股份由Cyber Generation Limited持有，該公司為Hanny Magnetics (B.V.I.) Limited之全資附屬公司。

   該30,000,000股股份指由Cross Profit Capital Limited持有之30,000,000港元(可按1.00港元轉換)可換股可贖回票據全部獲轉換後發行之股份。Cross Profit Capital Limited為Hanny Magnetics (B.V.I.) Limited之全資附屬公司，而後者則為錦興集團有限公司之全資附屬公司。

   其威投資有限公司(即Mankar Assets Limited之全資附屬公司)擁有錦興集團有限公司之控制權。Mankar Assets Limited為ITC Investment Holdings Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

   該955,800股股份由Great Intelligence Holdings Limited持有，該公司為ITC Management Group Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

   Galaxyway Investments Limited(即Chinaview International Limited之全資附屬公司)擁有德祥企業集團有限公司已發行普通股本約34.52%。Chinaview International Limited由陳國強博士全資擁有。伍婉蘭女士為陳國強博士之配偶。

   Hanny Magnetics (B.V.I.) Limited、錦興集團有限公司、其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited、德祥企業集團有限公司、Galaxyway Investments Limited、Chinaview International Limited、陳國強博士及伍婉蘭女士均被視作於Cyber Generation Limited持有之股份中擁有權益，以及於Cross Profit Capital Limited持有可換股可贖回票據之相關股份中擁有權益。

   ITC Management Group Limited、德祥企業集團有限公司、Galaxyway Investments Limited、Chinaview International Limited、陳國強博士及伍婉蘭女士均被視作於Great Intelligence Holdings Limited持有之股份中擁有權益。

(L)　指好倉

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於股份及本公司相關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上。

4. 服務合約

董事與本集團成員公司之間概無訂立任何任期超過一年或不可以由僱主於一年內終止而毋須付款補償(法定補償除外)之服務合約。

條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

(d) 董事於資產及／或安排之權益

於最後實際可行日期，自二零零五年十二月三十一日(本集團最近期刊發之經審核綜合賬目之結算日)以來，各董事概無於本集團任何成員公司買賣或租賃或建議買賣或租賃之任何資產中擁有任何直接或間接權益。

於最後實際可行日期，各董事於目前仍然生效且與本集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

3. 主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於股份及本公司相關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上之人士如下：

於最後實際可行日期於股份及本公司股本衍生工具之相關股份之實益權益及淡倉：

公司名稱	股份數目	相關股本衍生工具的股份數目	截至最後實際可行日期佔已發行股份總數之概約百分比
Modern Orbit Limited	117,133,570(L) *(附註1)*	–	52.85%
Cyber Generation Limited	325,000(L) *(附註2)*	–	0.15%
Great Intelligence Holdings Limited	955,800(L) *(附註2)*	–	0.43%
Cross Profit Capital Limited	–	30,000,000(L) *(附註2)*	13.54%

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價港元
余金霞女士	二零零一年八月二十九日	78,657(L)	二零零一年九月三十日至二零零七年九月二十九日	1.6610
李卓民先生	二零零二年六月四日	220,241(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	1,144(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
陳文生先生	二零零二年六月四日	220,241(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	1,144(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000

(L)　指好倉

(c) 於最後實際可行日期於相聯法團之股份之實益權益及淡倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	樂爵士娛樂國際有限公司（前稱福和貿易有限公司）	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團（定義見證券及期貨條例第XV部）任何股份、相關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關

李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該118,579,289股股份當中，1,445,719股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(L) 指好倉

(b) 於最後實際可行日期於本公司股本衍生工具之相關股份之實益權益及淡倉：

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 港元
李永森先生	二零零一年八月十日	5,506,050(L)	二零零一年九月十六日至二零零七年九月十五日	1.6610
	二零零二年九月二十四日	64,064(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
李文輝先生	二零零一年五月二十八日	629,262(L)	二零零一年六月二十九日至二零零七年六月二十八日	1.6610
	二零零一年八月十日	5,506,050(L)	二零零一年九月十六日至二零零七年九月十五日	1.6610
	二零零一年八月二十九日	78,657(L)*	二零零一年九月三十日至二零零七年九月二十九日	1.6610
	二零零二年九月二十四日	2,215,928(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
李文彬先生	二零零二年六月四日	314,631(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	143,000(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
孫志冲先生	二零零一年一月十八日	40,901(L)	二零零一年三月六日至二零零七年三月五日	1.6610
	二零零一年八月十日	157,315(L)	二零零一年九月十九日至二零零七年九月十八日	1.6610
	二零零二年六月四日	629,262(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	200,200(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

2. 董事於證券之權益

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於最後實際可行日期於股份之實益權益及淡倉：

	股份數目			
董事	**個人權益**	**家族權益**	**公司權益**	**總計**
李文輝先生	3,556,438(L)	673,873(L) *(附註1)*	117,133,570(L) *(附註2)*	121,363,881
李文彬先生	471,900(L)	–	118,579,289(L) *(附註2及3)*	119,051,189
余金霞女士	5,209,716(L)	–	117,133,570(L) *(附註2)*	122,343,286
孫志沖先生	47,190(L)	–	–	47,190
李卓民先生	–	–	1,920,200(L) *(附註4)*	1,920,200

附註：

1. 該673,873股股份由李文輝先生之配偶何秀月女士擁有。

2. 該117,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.(即The WS Lee Unit Trust信託人)全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、

加港幣33,800,000元，由二零零四年港幣1,700,000元增至二零零五年港幣35,500,000元。於二零零五年十二月三十一日，本集團之貸款總額為港幣83,100,000元。於二零零五年十二月三十一日，本集團之資產負債比率為16.1%，此乃根據長期負債（不包括遞延稅項）港幣48,400,000元及股東權益港幣301,000,000元計算。

二零零五年之業績加強了管理層對其業務策略之信心：專注發展核心業務及前景樂觀之產品；更新形象及發展自身品牌之市場；持續不懈地仔細探究新產品之可行性及適合本集團之市場。

截至二零零六年六月三十日止六個月之營業額為港幣308,200,000元，較二零零五年同期減少5.1%。營業額減少乃汽車及汽車配件業務持續增長以及空調產品及影音及其他電器產品零售市場不景氣且價格競爭激烈之最終結果。按照管理層之業務策略，已採取措施對資源進行重新部署，減小具惡性價格競爭之影音產品業務之規模。與此同時，由於本集團於二零零六年初獲得「北極牌」等高增值產品之分銷權，電器業務之毛利率有所提高。

本集團將會繼續遵循其業務策略，改善本集團之表現並為股東之投資賺取更可觀之回報。本集團產品之主要市場香港、澳門特別行政區、中國、新加坡及馬來西亞之經濟持續增長，預期將帶來大量商機。本集團將會繼續專注發展其汽車業務，並致力向製造商爭取更多汽車配額。為與本集團之業務策略一致，本集團已取得於華南地區銷售意大利「法拉帝」豪華機動遊艇，以及於香港、澳門特別行政區及中國銷售「Horizon」機動遊艇之獨家分銷權，並繼續取得更多高檔品牌。本集團已於二零零六年九月開始在中國從事「法拉利」及「瑪莎拉蒂」之特許經銷，預期將為銷售及盈利帶來額外貢獻。本集團亦自二零零六年中成為「愛快 • 羅蜜歐」汽車在香港及澳門特別行政區之獨家認可進口商，預計將於二零零七年首季度開售。與此同時，本集團將繼續發展其空調業務及銷售影音產品，尤其是銷售及分銷本集團本身品牌之產品。

(d) 根據二零零六年六月三十日簽署之購股及認購協議（協議之詳情載於本通函附錄二第6(m)段之重大合約），本公司一間附屬公司已於協議完成日期發給買方一份銀行擔保，金額為港幣11,000,000元，以擔保其履行協議下之責任。

承擔

(a) 於二零零六年十月三十一日，本集團有購買土地及樓宇以及裝修合約之承擔金額分別約為港幣1,053,000元及港幣207,000元，該等金額未於綜合財務報表作撥備。

(b) 於二零零六年十月三十一日，本集團不可取消之經營租賃承擔金額約為港幣23,462,000元。

免責聲明

除上文所披露者及集團之公司間負債外，於二零零六年十月三十一日營業時間結束時，本集團並無任何未償還之已發行或同意發行之貸款資本、銀行透支及承兌負債或其他類似債項、債券、按揭、抵押或貸款或承兌信貸或租購承擔、資本承擔、擔保或其他重大或然負債。

5. 營運資金

於最後實際可行日期，於計及可用信貸額與本集團之內部資源後，董事認為本集團具備充裕資金供其自本通函刊發之日起十二個月所需。

6. 重大不利變動

於最後實際可行日期，董事並不知悉自二零零五年十二月三十一日（即本集團最近期經審核財務報表之結算日）以來本集團之財政或經營狀況有任何重大不利變動。

7. 本集團之經營及財政展望

截至二零零五年十二月三十一日止年度，本集團之營業額增至港幣689,800,000元，增幅約11.5%。營業額之增加主要來自銷售及分銷影音及其他電器產品、汽車及汽車零件，與截至二零零四年十二月三十一日止年度相比，該等銷售及分銷分別約增加54.3%及20.1%。截至二零零五年十二月三十一日，本集團員工總數為316人，截至二零零五年十二月三十一日止年度的員工成本（包括董事薪酬）為港幣63,300,000元。本集團僱員總數比上年增加11.7%。這主要歸因於汽車及汽車配件組別業務之增長及新3S汽車中心在香港開業所致。股東應佔盈利增

4. 債項聲明

於二零零六年十月三十一日(即就本債項聲明而言,於本通函付印前之最後實際可行日期)營業時間結束時,本集團之貸款及或然負債分別約為港幣140,321,000元及約為港幣317,714,000元,詳情如下:

貸款

下表列示本集團於二零零六年十月三十一日之銀行及其他貸款:

		港幣
銀行貸款		
一有抵押	*(附註i)*	94,001,000
一無抵押		9,178,000
		103,179,000
應付一間關聯公司款項	*(附註ii)*	5,321,000
融資租賃債務		2,734,000
可換股貸款票據負債部份	*(附註iii)*	29,087,000
		140,321,000

附註:

i. 於二零零六年十月三十一日,本集團之銀行貸款港幣94,001,000元乃由本集團若干土地及樓宇、持作出售之物業、存貨、投資物業、貿易應收款項、銀行存款及一間附屬公司之所有資產作抵押。

ii. 應付一間關聯公司款項之實際利率為10%。

iii. 於二零零六年十月三十一日之可換股貸款票據之本金金額為港幣30,000,000元。

或然負債

(a) 於二零零六年十月三十一日,本公司提供公司擔保予附屬公司以獲取銀行及其他貸款,金額約為港幣299,436,000元。

(b) 於二零零六年十月三十一日,本公司提供其他授予附屬公司之擔保,金額約為港幣5,978,000元。

(c) 於二零零六年十月三十一日,本集團之或然負債包括來自本公司於印度附屬公司之法律訴訟所涉約港幣1,300,000元。

(b)　信貸風險

貿易往來及其他應收款項之賬面值即為本集團金融資產所面臨之最大信貸風險。

至於本集團其他金融資產(主要包括現金及現金等值項目及其他應收款項)，本集團面臨之信貸風險主要源自其他方之拖欠，其最大風險等於此等工具之賬面值。本集團內並無與其他金融資產有關之任何重大信貸集中風險。本集團有對應政策對其客戶進行定期信貸評估，並輔以其他監控程序，以確保採取措施收回過期債項。此外，本集團審核個別債務人之可收回金額並持續確定須撥備之減值虧損金額。

(c)　流動資金風險

本集團的流動資金風險管理包括分散資金來源。本集團定期檢討其主要資金來源狀況，確保擁有足夠財務資源以應付其財務承擔。

(d)　現金流量及公平值利率風險

本集團因採用浮息貸款而面臨現金流量利率風險，且因定息貸款而面臨公平值利率風險。本集團持續監察利率風險，並於需要時調整貸款組合。

23. 比較數字

若干比較數字已經重列以符合本期間之呈列方式。

24. 批准中期財務報告

董事會已於二零零六年九月十九日批准本中期財務報告。

20. 資產抵押

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
土地及樓宇	102,542	84,347
存貨	19,267	2,930
投資物業	177,804	197,199
貿易往來應收帳款	–	2,390
一間附屬公司之全部資產	21,918	18,759

金額乃本集團就取得銀行信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

21. 結算日後事項

於二零零六年七月十五日，Corich Enterprises Inc.（「Corich」）（本公司之間接全資附屬公司）和Herbert Adamczyk先生（「Adamczyk先生」）（同作為賣方「賣方」）與Xact Aid, Inc.（「Xact」）（作為買方）、Xact之一名股東Fred De Luca先生及勵安有限公司（「勵安」）就出售勵安合共49%之已發行股本訂立股份交換協議（「股份交換協議」），代價為由Xact發行合共972,728股可轉換為合共89,689,881股Xact股份之優先可換股（「優先可換股」）。股份交換協議取代及替代日期為二零零六年六月九日由相同訂約方訂立之股份交換協議，該協議內容關於以勵安全部已發行股本交換優先可換股，而該等優先可換股數目於轉換時可轉換為相當於Xact已發行股本95%之Xact股份。緊接交易完成前，勵安由Corich持有約90%及由Adamczyk先生持有約10%。交易詳情刊載於本公司日期為二零零六年七月二十一日之公佈。

22. 金融風險管理

金融風險因素

本集團之業務使其面臨若干金融風險：市場風險(包括貨幣風險)、信貸風險、流動資金風險，以及現金流量及公平值利率風險。本集團之整體風險管理方案重點關注金融市場之不可預測性並致力將對本集團金融資產之負面影響降至最低。

(a) 市場風險

外匯風險

本集團經營國際業務，須承受不同貨幣所產生的外匯風險，主要為與港幣有關的風險。未來商業交易、已確認資產及負債及海外業務的淨投資，均產生外匯風險。為減少外匯風險，本集團依據集團風險管理政策，就高度可能之外匯預期銷售訂立外匯遠期合約。此外，管理層密切監察外匯風險，並將於需要時考慮對沖重大外匯風險。

19. 關聯人士交易

(a) 期內，本集團曾與關聯人士進行下列交易：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
向以下各方支付管理費及代理費：		
－一家關聯公司	–	44
－一家關聯公司(代表一個物業管理基金收取)	2,095	2,099
向一家關聯公司出售貨品	20	–
自一家關聯公司購入貨品	50	–
向一位關聯人士進一步收購一家附屬公司之權益	200	–

(b) 重要管理人員之酬金

非執行董事及高級管理人員(包括本公司六名執行董事)之酬金總額(二零零五年六月三十日：本公司五名執行董事)如下：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
短期僱員福利	3,454	5,138
強制性公積金供款	23	20
	3,477	5,158

(c) 應收／(應付)關聯人士款項

	二零零六年六月三十日	二零零五年十二月三十一日
	港幣千元	*港幣千元*
	(未經審核)	(經審核)
應收／(應付)款項：		
－聯營公司	7,737	4,528
－關聯公司	(7,890)	(9,452)

18. 承擔

(a) 資本承擔

以下為於結算日之資本承擔：

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
已訂約但未撥備		
－購入投資物業	3,890	–
－裝修合約	431	–
	4,321	–

(b) 財務承擔

於二零零六年六月三十日，本集團為對沖其營運所帶來之外幣匯兌風險而簽訂遠期合約之承擔如下：

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
兌換港元至日元	3,227	–
兌換新加坡元至美元	722	3,209
兌換新加坡元至日元	1,315	718

(c) 經營租賃承擔

於二零零六年六月三十日，本集團根據以下不可撤銷經營租賃之承擔及屆滿期如下：

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
一年內	9,909	8,974
第二年至第五年(包括首尾兩年)	4,198	8,273
	14,107	17,247

16. 股本

	股份數目	面值 *港幣千元*
法定股本：		
每股面值港幣1.00元之		
普通股(二零零五年：每股面值港幣0.10元)		
於二零零六年一月一日	3,500,000,000	350,000
股份合併影響	(3,150,000,000)	–
於二零零六年六月三十日	350,000,000	350,000
已發行及繳足股本：		
每股面值港幣1.00元之		
普通股(二零零五年：每股面值港幣0.10元)		
於二零零六年一月一日	2,216,154,331	221,615
股份合併影響	(1,994,538,898)	–
於二零零六年六月三十日	221,615,433	221,615

依據本公司股東於二零零六年六月十五日舉行之股東特別大會上通過之一項決議案，本公司股本中已發行及未發行股份，每十股面值港幣0.10元之普通股合併為一股面值港幣1.00元之普通股。

17. 或然負債

(a) 本公司為附屬公司獲取若干銀行信貸及其他貸款作出金額約為港幣222,783,000元之公司擔保(二零零五年十二月三十一日：港幣218,207,000元)。

(b) 本公司已就附屬公司作出金額約為港幣5,885,000元之其他擔保(二零零五年十二月三十一日：港幣5,615,000元)。

(c) 於二零零六年六月三十日，本集團就涉及本公司一間位於印度之附屬公司之訴訟而產生或然負債約港幣1,300,000元(二零零五年十二月三十一日：約港幣1,300,000元)。

(d) 於本期間，根據本公司日期為二零零四年五月五日之公佈向一名關連人士授予之期權協議已終止，於二零零六年六月三十日有關期權之或然負債為港幣零元(二零零五年十二月三十一日：約港幣10,333,000元)。

(e) 本公司之一間附屬公司已就有關職工補償款項訂立一項職工補償協議，據此該附屬公司應負責不超過人民幣15,000,000元之補償額(相當於約港幣14,600,000元)。

(f) 根據一份於二零零六年六月三十日訂立之購股及認購協議(「協議」)，本公司之一間附屬公司須於協議完成日期向買方發出一份金額為人民幣11,000,000元之銀行擔保(相當於約港幣10,700,000元)，藉以為其於出售本集團於江門之投資履行其責任提供擔保。

14. 貿易往來及其他應付賬款

貿易往來應付賬款之賬齡分析如下：

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
三十天以內	23,179	5,598
三十一天至六十天	4,507	2,924
六十一天至九十天	3,851	4,404
九十一天至一年	–	719
一年以上	726	536
貿易往來應付賬款總額	32,263	14,181
客戶訂金、應付費用及其他應付賬款	94,096	104,651
	126,359	118,832

15. 貸款

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
銀行透支	11,565	5,406
銀行貸款	85,871	77,654
	97,436	83,060
有抵押	89,568	75,751
無抵押	7,868	7,309
	97,436	83,060
上述貸款之屆滿期如下：		
一年內	86,766	69,333
一年以上，但不超過兩年	6,150	6,134
兩年以上，但不超過五年	4,520	7,593
	97,436	83,060
減：一年內到期之款項(列於流動負債下)	(86,766)	(69,333)
一年後到期之款項	10,670	13,727

12. 貿易往來及其他應收賬款

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
三十天以內	30,295	52,173
三十一天至六十天	10,768	11,175
六十一天至九十天	3,246	4,377
九十一天至一年	2,391	2,084
一年以上	6,017	6,393
	52,717	76,202
減：貿易往來應收賬款減值虧損撥備	(5,864)	(6,547)
	46,853	69,655
訂金、預付款及其他應收賬款	40,423	34,287
	87,276	103,942

13. 持作買賣之非流動資產

於二零零六年六月三十日，本公司之全資附屬公司和記電業(環球)有限公司與江門市洗衣機廠及Candy Elettrodomestici S.r.l. 訂立購股及認購協議(「協議」)，內容為有關出售於本集團聯營公司金羚電器有限公司(「金羚」)之50%股本權益。完成協議日期不得遲於二零零六年十月十八日。金羚主要在中國從事製造及買賣洗衣機。

由於協議於二零零六年六月三十日尚未完成，根據香港財務報告準則第5號「持作買賣之非流動資產及已終止經營業務」，本集團分佔金羚之資產被列為持作買賣之非流動資產，在資產負債表與其他資產分開呈列。本集團分佔金羚之負債被列作直接分類為持作買賣之非流動資產有關之負債。金羚截至二零零六年六月三十日止期間之應佔業績已重新列為「持作買賣之非流動資產期內虧損」而非「應佔聯營公司業績」，截至二零零五年六月三十日止期間之相應數字已按規定追溯重列。

9. 投資物業

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
於一月一日	200,847	172,305
出售	–	(9,176)
轉(為)／自物業、廠房及設備	(19,395)	24,990
於損益表確認之公平值增加	–	12,728
	181,452	200,847

10. 物業、廠房及設備

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
於一月一日	102,664	117,528
匯兑差額	122	(13)
添置	1,776	18,883
收購一間附屬公司	76	–
出售	(147)	(3,063)
出售一間附屬公司	(50)	–
轉自／(為)投資物業	19,395	(24,990)
折舊	(3,656)	(5,681)
	120,180	102,664

11. 存貨

	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
製成品	124,560	74,034
零件	15,532	14,592
	140,092	88,626
減：存貨減值虧損撥備	(6,320)	(7,469)
	133,772	81,157

5. 財務費用

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
利息支出於：		
五年內全數償還之銀行貸款、信託收據貸款及透支	3,367	2,003
五年內全數償還之其他貸款	1,388	–
	4,755	2,003
融資租賃費用	7	7
銀行費用	163	248
	4,925	2,258

6. 所得税開支

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
税項開支包括：		
本期間税項：		
香港利得税	–	–
海外税項	(6)	(6)
	(6)	(6)
遞延税項：		
本期間	–	(12,420)
	(6)	(12,426)

由於本集團有承前結轉税項虧損以抵銷本期間之估計應課税盈利，故截至二零零六年六月三十日止期間內並無作出香港利得税撥備（截至二零零五年六月三十日止六個月：無）。

海外税項乃按有關司法權區通用之税率計算。

7. 每股（虧損）／盈利

每股基本（虧損）／盈利之計算方法，乃根據權益持有人應佔虧損約港幣16,685,000元（二零零五年：盈利約港幣76,378,000元）及期內已發行普通股之加權平均數221,615,433股普通股（二零零五年：（重列）221,615,433股普通股）計算。

並無計算截至二零零五年及二零零六年六月三十日止期間各每股攤薄（虧損）／盈利，因該兩個期間內並無攤薄事項。

8. 股息

董事議決就截至二零零六年六月三十日止六個月不宣派任何股息（截至二零零五年六月三十日止六個月：無）。

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國(香港及澳門除外)(「中國」)及澳門。下表按市場地區分析本集團之營業額(不論商品／服務之原產地):

	地區分類之營業額 截至六月三十日止六個月		對經營業績之貢獻 截至六月三十日止六個月	
	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元 (未經審核)	*港幣千元* (未經審核)	*港幣千元* (未經審核)	*港幣千元* (未經審核)
香港	257,383	260,480	(2,688)	10,676
新加坡	25,802	29,668	877	673
馬來西亞	13,533	14,260	784	721
中國	3,746	7,198	(871)	(2,229)
澳門	7,747	12,447	108	679
其他	—	557	—	111
	308,211	324,610	(1,790)	10,631
其他收入			5,337	4,487
未分配之公司支出			(9,348)	(8,276)
債務清償收益			—	88,178
經營(虧損)／盈利			(5,801)	95,020

4. 經營(虧損)／盈利

經營(虧損)／盈利已扣除及(計入):

	截至六月三十日止六個月	
	二零零六年	二零零五年
	港幣千元 (未經審核)	*港幣千元* (未經審核)
存貨成本(已計入銷售成本之內)	244,173	261,051
折舊:		
—自置資產	3,580	2,728
—融資租賃資產	76	87
僱員成本(包括董事酬金)		
—薪金及津貼	31,132	31,327
—退休福利計劃供款	1,336	1,130
銀行利息收入	(77)	(5)

二零零五年

	空調產品 港幣千元 (未經審核)	影音設備及其他電器產品 港幣千元 (未經審核)	汽車及汽車配件 港幣千元 (未經審核)	直銷 港幣千元 (未經審核)	物業投資 港幣千元 (未經審核)	業務之間抵銷 港幣千元 (未經審核)	綜合賬目 港幣千元 (未經審核) (重列)
營業額							
外部銷售收益	54,620	116,106	152,107	1,777	–	–	324,610
業務之間銷售收益	31	45	–	31	–	(107)	–
營業總額	54,651	116,151	152,107	1,808	–	(107)	324,610
業績							
分類業績	2,814	3,332	1,381	(979)	8,440	130	15,118
債務清償收益							88,178
未分配之公司支出							(8,276)
經營盈利							95,020
財務費用							(2,258)
應佔一家聯營公司業績	–	–	(967)	–	–	–	(967)
除稅前盈利							91,795
所得稅開支							(12,426)
							79,369
持作買賣之非流動資產期內虧損	–	(3,008)	–	–	–	–	(3,008)
期內盈利							76,361

二零零六年

	空調產品 港幣千元 (未經審核)	影音設備及其他電器產品 港幣千元 (未經審核)	汽車及汽車配件 港幣千元 (未經審核)	直銷 港幣千元 (未經審核)	物業投資 港幣千元 (未經審核)	業務之間抵銷 港幣千元 (未經審核)	綜合賬目 港幣千元 (未經審核)
營業額							
外部銷售收益	41,329	73,063	192,936	883	–	–	308,211
業務之間銷售收益	137	743	–	–	–	(880)	–
營業總額	41,466	73,806	192,936	883	–	(880)	308,211
業績							
分類業績	551	(1,564)	4,425	(16)	151	–	3,547
未分配之公司支出							(9,348)
經營虧損							(5,801)
財務費用							(4,925)
應佔一家聯營公司業績	–	–	317	–	–	–	317
除稅前虧損							(10,409)
所得稅開支							(6)
							(10,415)
持作買賣之非流動資產期內虧損	–	(6,093)	–	–	–	–	(6,093)
期內虧損							(16,508)

2. 營業額

營業額指於期內扣除退貨及貿易折扣後已出售貨品之發票淨值以及維修服務收入。

3. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備（包括汽車音響產品）及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

簡明綜合財務報表附註

截至二零零六年六月三十日止六個月

1. 編製基準及會計政策

本集團已根據香港會計師公會頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」、其他相關之香港會計準則及詮釋及香港財務報告準則(「香港財務報告準則」),以及香港聯合交易所有限公司(「聯交所」)證券上市規則之適用披露規定,編製未經審核之簡明綜合財務報表。

用於編製簡明綜合中期財務報表之會計政策與編製截至二零零五年十二月三十一日止年度之年度財務報表所採納者貫徹一致,並採納於編製本報告時已公布並生效之若干香港財務報告準則之新訂準則及詮釋如下:

香港會計準則第21號(修訂)	外幣匯率變動之影響－境外業務之投資淨值
香港會計準則第39號(修訂)	預計集團間交易之現金流量對沖會計
香港會計準則第39號(修訂)	公平值認股權
香港會計準則第39號及香港財務報告準則第4號(修訂)	金融擔保合約

採納有關準則或詮釋並無對本集團之會計政策造成重大影響,且未對已呈報之截至二零零六年六月三十日止六個月之業績造成重大影響。

本集團並無提前採用以下已公佈但尚未生效之新訂、經修訂準則及詮釋。

香港會計準則第1號(修訂)	資本披露
香港財務報告準則第7號	金融工具:披露
香港(國際財務報告詮釋委員會)－詮釋第7號(於二零零六年三月一日或其後開始之會計期間生效)	根據香港會計準則第29號「於嚴重通貨膨脹經濟中之財務報告」採用重列法
香港(國際財務報告詮釋委員會)－詮釋第8號(於二零零六年五月一日或其後開始之會計期間生效)	香港財務報告準則第2號之範圍
香港(國際財務報告詮釋委員會)－詮釋第9號(於二零零六年六月一日或其後開始之會計期間生效)	內置衍生產品之重估

香港會計準則第1號(修訂)將於二零零七年一月一日或之後開始之年度期間採用。該項經修訂準則將影響有關本集團資本管理之目標、政策及程序之定性資料,有關本公司視為資本項目之定量資料,以及有關遵守任何資本規定及未遵守有關規定之後果之披露。

香港財務報告準則第7號將取代香港會計準則第32號,並已修訂香港會計準則第32號有關金融工具的披露要求。該項香港財務報告準則將於二零零七年一月一日或之後開始之年度期間採用。

除上述者外,本集團預計採納上述之其他公告於其首次應用期間對本集團之財務報表概無重大影響。

簡明綜合權益變動表

截至二零零六年六月三十日止六個月

	(未經審核) 本公司權益持有人應佔							
	股本	資本贖回儲備	匯兌儲備	可換股貸款票據之權益部份	其他儲備	累計虧損	少數股東權益	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零六年一月一日	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521
因收購附屬公司而產生之少數股東權益	–	–	–	–	–	–	241	241
進一步收購一家附屬公司之權益	–	–	–	–	–	–	(28)	(28)
換算海外業務之財務報表之匯兌差額	–	–	843	–	–	–	–	843
期內(虧損)／盈利	–	–	–	–	–	(16,685)	177	(16,508)
於二零零六年六月三十日	221,615	916	803	185	151,236	(89,620)	3,934	289,069
於二零零五年一月一日	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
換算海外業務之財務報表之匯兌差額	–	–	604	–	–	–	–	604
期內盈利／(虧損)	–	–	–	–	–	76,378	(17)	76,361
於二零零五年六月三十日	221,615	916	(1,448)	–	151,236	(32,018)	1,592	341,893

簡明綜合現金流量表

截至二零零六年六月三十日止六個月

	二零零六年 *港幣千元* (未經審核)	二零零五年 *港幣千元* (未經審核)
經營業務(所用)／所得現金淨額	(20,665)	11,607
投資業務所用現金淨額	(3,805)	(857)
融資業務所得／(所用)現金淨額	2,644	(5,973)
現金及現金等值項目(減少)／增加淨額	(21,826)	4,777
於一月一日之現金及現金等值項目	18,603	13,695
外幣匯率變動之影響	375	(413)
於六月三十日之現金及現金等值項目	(2,848)	18,059
現金及現金等值項目結餘分析		
即：		
銀行結存及現金	8,717	21,753
銀行透支	(11,565)	(3,694)
	(2,848)	18,059

	附註	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
直接與分類為持作買賣之非流動資產有關之負債	13	124,768	—
		397,045	241,584
流動資產淨值		37,466	833
總資產減流動負債		356,476	374,022
非流動負債			
可換股貸款票據		29,950	28,951
一年後到期之融資租賃債務		289	319
一年後到期之貸款	15	10,670	13,727
應付一間關聯公司款項		5,346	5,352
遞延税項負債		21,152	21,152
		67,407	69,501
資產淨值		289,069	304,521
權益			
本公司權益持有人應佔資本及儲備			
股本	16	221,615	221,615
儲備		63,520	79,362
		285,135	300,977
少數股東權益		3,934	3,544
總權益		289,069	304,521

簡明綜合資產負債表

	附註	二零零六年六月三十日 港幣千元 (未經審核)	二零零五年十二月三十一日 港幣千元 (經審核)
非流動資產			
投資物業	9	181,452	200,847
物業、廠房及設備	10	120,180	102,664
商譽		2,479	2,306
聯營公司權益		8,072	60,545
可供出售金融資產		527	527
遞延税項資產		6,300	6,300
		319,010	373,189
流動資產			
存貨	11	133,772	81,157
持作出售物業		24,851	24,851
貿易往來及其他應收賬款	12	87,276	103,942
應收聯營公司款項		7,737	4,528
其他以公平值計入損益的金融資產		20	20
衍生金融工具		–	3,910
銀行結存及現金		8,717	24,009
		262,373	242,417
持作買賣之非流動資產	13	172,138	–
		434,511	242,417
流動負債			
貿易往來及其他應付賬款	14	126,359	118,832
司法索償撥備		30,656	30,656
應付票據		25,685	18,160
應付税項		182	421
應付關連公司款項		2,544	4,100
一年內到期之融資租賃債務		85	82
一年內到期之貸款	15	86,766	69,333
		272,277	241,584

3. 未經審核財務報表

以下為摘錄自本公司截至二零零六年六月三十日止六個月之中期報告內本集團之財務報表：

簡明綜合損益表

截至二零零六年六月三十日止六個月

	附註	二零零六年 *港幣千元* (未經審核)	二零零五年 *港幣千元* (未經審核) (重列)
營業額	*2*	308,211	324,610
銷售成本		(244,929)	(261,026)
毛利		63,282	63,584
其他收入		5,337	4,487
分銷費用		(23,176)	(23,922)
行政費用		(51,244)	(44,014)
投資物業公平值收益		–	6,707
債務清償收益		–	88,178
經營(虧損)／盈利	*4*	(5,801)	95,020
財務費用	*5*	(4,925)	(2,258)
應佔一家聯營公司業績		317	(967)
除税前(虧損)／盈利		(10,409)	91,795
所得税開支	*6*	(6)	(12,426)
		(10,415)	79,369
持作買賣之非流動資產期內虧損	*13*	(6,093)	(3,008)
期內(虧損)／盈利		(16,508)	76,361
應佔：			
本公司權益持有人		(16,685)	76,378
少數股東權益		177	(17)
		(16,508)	76,361
本公司權益持有人應佔之每股(虧損)／盈利 **－基本及攤薄**	*7*	(7.53)仙	34.46 仙
股息	*8*	無	無

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
東莞市先和制冷設備有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣500,000元	銷售及生產空調電器及電子產品及零件、以及提供空調、電器及電子產品之維修及保養服務
東莞長興制冷設備有限公司（合資經營（港資））	中國	92.0	註冊資本港幣30,000,000元已繳股本港幣14,800,000元	生產和銷售熱交換器

附屬公司概無於年內發行任何債務證券。

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會過於冗長。

51. 主要聯營公司

於二零零五年十二月三十一日，主要聯營公司詳情如下：

聯營公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司	中國	27.0	註冊及已繳足資本3,000,000美元	入口、分銷及買賣汽車及相關配件
金羚電器有限公司	中國	50.0	註冊及已繳足資本人民幣263,500,000元	製造及買賣洗衣機

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
Stoneycroft Estates Limited	香港	100.0	每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資
勵安有限公司	香港	89.9	每股面值港幣100元之股份461,687股	投資控股
Wo Kee Hong Distribution Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股份4,500,000股	經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份1,000,000股	經銷影音設備
和記電業財務有限公司	香港	100.0	每股面值港幣1元之股份2股	財務及借貸
和記電業有限公司	香港	100.0	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Professional Air Conditioning Pte Ltd	新加坡	94.8	每股面值1新加坡元之股份7,000,000股	經銷空調產品
Wo Kee Hong Trading Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份5,100,000股	經銷影音設備
Wo Kee Joyful Limited	香港	100.0	每股面值港幣1元之股份2,000,000股	公司秘書服務
和記電器服務有限公司	香港	100.0	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務
東莞市先和亞太電器有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣1,000,000元	經銷空調、電器及電子產品

50. 主要附屬公司

本公司主要附屬公司於二零零五年十二月三十一日之詳情如下：

附屬公司名稱	成立地點／註冊地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100.0	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司				
快意汽車有限公司	香港	89.9	每股面值港幣10元之股份10,000股	買賣汽車及相關配件及提供汽車維修服務
Bodyworld International (B.V.I.) Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	貿易品牌控股
Cliven Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股10股	投資控股
Corich Enterprises Inc.	英屬處女群島	100.0	每股面值1美元之股份100股	投資控股
愛輝有限公司	香港	100.0	每股面值港幣1元之股份2股	物業租賃代理
Ever Rising Investments Limited	香港	100.0	每股面值港幣1元之股份2股	投資物業
福和貿易有限公司（自二零零六年一月二十七日起以「Rogers Music」之名經營）	香港	100.0	每股面值港幣100元之無投票權遞延股份45,000股及每股面值港幣100元之普通股份2股	娛樂服務業、音樂及軟件製作
勵駿汽車有限公司	香港	89.9	每股面值港幣10元之股份60,000股	投資控股
新華景有限公司	香港	100.0	每股面值港幣1元之股份2股	物業控股
買家倉（香港）有限公司	香港	100.0	每股面值港幣1元之股份1,000,000股	經營貨倉
和記電業（環球）有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股
Most Advance International Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
Rogers International Limited	巴哈馬	100.0	每股面值1美元之股份2股	貿易品牌控股
信和工程有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股

計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效優先認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九八年一月十九日	9,596,253 (a)	9,596,253 (a)	–	一九九八年二月十九日至二零零四年二月二十一日	0.3655
一九九一年	一九九八年六月十日	1,573,156	1,573,156	–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
一九九一年	一九九九年十二月二十一日	21,237,613 (a)	–	21,237,613 (a)	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	–	11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	–	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	1,573,150 (a)	–	1,573,150 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.1661
二零零二年	二零零二年六月四日	13,843,779	–	13,843,779	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	–	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		203,486,656	11,169,409	192,317,247		

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

於二零零五年，於年內概無因僱員（包括董事）接納認股權而收取之總代價（二零零四年：無）。

49. 股息

於二零零四年及二零零五年概無任何派發或擬派發股息，自結算日起亦無任何擬派發股息。

計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效優先認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價港幣元
一九九一年	一九九八年一月十九日	12,125,838	12,125,838	–	一九九八年二月十九日至二零零四年三月十二日	0.3655
一九九一年	一九九八年六月十日	1,573,156	1,573,156	–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
一九九一年	一九九九年十二月二十一日	23,133,184	242,256	22,890,928	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月十四日	0.1661
一九九一年	二零零一年五月二十八日	37,755,775	31,463,146	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	166,754,668	55,060,504	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	6,764,539	1,101,201	5,663,338	二零零一年九月三十日至二零零七年九月三十日	0.1661
二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
二零零二年	二零零二年六月四日	80,702,927	15,731,565	64,971,362	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	48,414,080	22,159,280	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		395,457,041	139,456,946	256,000,095		

由董事持有之優先認股權（已包含於上表）之詳情如下：

計劃類別	授出日期	於二零零五年一月一日及二零零五年十二月三十一日尚未行使	行使期	行使價港幣元
一九九一年	一九九九年十二月二十一日	21,237,613 (a)	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	1,573,150 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.1661
二零零二年	二零零二年六月四日	13,843,779	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		192,317,247		

每次授出優先認股權於支付港幣1元後及於授出日期起計28日內，該優先認股權必須被接納。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日內的股份收市價平均數；或本公司股份面值。

於二零零五年十二月三十一日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為45,843,275股、118,616,032股及84,146,958股（二零零四年：分別為45,843,275股、118,930,658股及91,226,162股），分別佔本公司當日之已發行股本之2.1%、5.4%及3.8%（二零零四年：分別佔2.1%、5.4%及4.1%）。

下表披露本公司僱員（包括董事）於年內所持優先認股權以及該等認股權變動之詳情：

計劃類別	授出日期	於二零零五年一月一日尚未行使	已失效優先認股權	於二零零五年十二月三十一日尚未行使	行使期	行使價
						港幣元
一九九一年	一九九九年十二月三十一日	22,890,928	–	22,890,928	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月十四日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	–	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	5,663,338	314,626	5,348,712	二零零一年九月三十日至二零零七年九月三十日	0.1661
二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
二零零二年	二零零二年六月四日	64,971,362	7,079,204	57,892,158	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	–	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		256,000,095	7,393,830	248,606,265		

每次授出優先認股權於支付港幣1元後及於授出日期起計28日內，該等優先認股權必須被接納。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團所有貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權：

1. 合資格僱員，包括董事；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃採納日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與者授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

47. 資產抵押

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
土地及樓宇	84,347	112,208
存貨	2,930	—
投資物業	197,199	159,481
貿易應收款項	2,390	—
持作出售物業	—	34,000
銀行存款	—	1,214
一間附屬公司之全部資產	18,759	18,491

金額乃本集團就取得銀行信貸所抵押之資產。受抵押資產將於相關銀行貸款償還後解除。

48. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

每次授出優先認股權於支付港幣1元後及於授出日起計28日內，該等優先認股權必須被接納。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃，董事可授出優先認股權予任何全職僱員，包括本公司及其附屬公司之執行及非執行董事，以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

45. 或然負債

(甲)於結算日，本集團及本公司未於財務報表撥備之或然負債如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
為附屬公司獲取銀行信貸及其他貸款作出擔保	–	–	218,207	162,954
就附屬公司發出之其他擔保	–	–	5,615	138,328
	–	–	223,822	301,282

(乙)於二零零五年十二月三十一日，本集團之或然負債包括因一宗涉及本公司在印度一間附屬公司之法律訴訟所涉之約港幣1,300,000元(二零零四年：約港幣1,300,000元)，以及因向一名關聯人士授出購股權而產生約港幣10,333,000元(二零零四年：約港幣1,000,000元)。進一步詳情刊載於本公司於二零零四年五月五日之公佈。

46. 衍生金融工具

	二零零五年		二零零四年	
	資產	負債*	資產	負債*
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
外幣遠期合約	3,910	3,927	–	–
分析：				
即期－衍生金融工具資產	3,910		–	

* *該項金額已計入其他應付款項內*

於二零零五年十二月三十一日，本集團已簽署以美元、日元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

名義金額	到期日	匯率
賣價36,494新加坡元	二零零六年一月十八日	0.01458新加坡元兑1日元
賣價55,419新加坡元	二零零六年一月二十四日	0.01459新加坡元兑1日元
賣價12,982新加坡元	二零零六年二月十四日	0.01431新加坡元兑1日元
賣價48,507新加坡元	二零零六年三月二十日	0.01428新加坡元兑1日元
賣價215,019新加坡元	二零零六年二月二十八日	1.672新加坡元兑1美元
賣價470,873新加坡元	二零零六年二月九日	1.6635新加坡元兑1美元

上述衍生工具於每個結算日以公平值計量。其公平值乃按結算日等同衍生工具之市場報價釐定。

43. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣5,104,000元支出（二零零四年：港幣5,537,000元）為港幣2,580,000元（二零零四年：港幣902,000元）。該物業於未來兩年均擁有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
於一年內	6,744	4,435
第二年至第五年（包括首尾兩年）	5,223	2,804
	11,967	7,239

本集團為承租人

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
本年度損益表已確認根據經營租賃繳付之最低付款額	8,232	7,294

於結算日，本集團不可取消之經營租賃承擔如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
一年內	8,974	5,317
第二至第五年（包括首尾兩年）	8,273	3,527
	17,247	8,844

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

於二零零五年十二月三十一日，本公司並無不可取消之經營租賃承擔（二零零四年：無）。

44. 資本承擔

於結算日，本集團或本公司均概無任何重大資本承擔。

42. 與關聯人士之交易

除財務報表其他部分所披露之關聯人士結餘外，本集團於本年度內進行下列重要關聯人士交易：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
向一位關聯人士收取之利息收入(a)	–	30
付予一間關聯公司之管理費及代理費(b)	77	61
售貨予一位董事(b)	–	900
售貨予一間關聯公司(b)	16	–
向一位關聯人士進一步收購 一間附屬公司之權益	–	2,287
付予一間關聯公司 （代一份樓宇管理基金收取） 之管理費及代理費(b)、(c)	4,206	4,187
付予一間關聯公司之諮詢服務費(b)	–	20

(a) 向一位關聯人士收取之利息收入按香港滙豐銀行所提供之最優惠利率計息。

(b) 有關付予一間關聯公司之管理費和代理費、諮詢服務費以及付予一間關聯公司或董事之售貨交易之價格乃由董事按估計市場價值釐定。

(c) 該關聯公司為本集團擁有之一幢樓宇擔任樓宇經理，以經營該樓宇之管理基金，並代該樓宇管理基金向本集團收取管理費及代理費。本年度內，該樓宇管理基金支付予該關聯公司管理費港幣417,000元（二零零四年：港幣417,000元）及會計服務費港幣162,000元（二零零四年：港幣162,000元）。

重要管理人員之報酬

本年度內董事及其他重要管理人員之薪酬如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
袍金	270	147
薪金及其他福利	4,052	3,577
與業務表現相關之獎金	5,184	657
退休福利計劃之供款	40	30
短期僱員福利	9,546	4,411

董事及重要行政人員之薪酬由薪酬委員會依據各人之表現及市況釐定。

39. 出售附屬公司

出售附屬公司之影響概要如下：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
出售資產淨值：		
持作出售物業之可變現淨值	–	9,448
貿易往來及其他應收賬款	–	59
	–	9,507
出售附屬公司之虧損	–	(1,745)
總代價	–	7,762
償付：		
現金	–	7,762
出售所產生之現金流入淨額：		
現金代價	–	7,762

於截至二零零四年十二月三十一日止年度出售之附屬公司對本集團現金流量、營業額及經營業績並無重大影響。

40. 主要非現金交易

於截至二零零四年十二月三十一日止年度，本集團一間附屬公司之少數股東透過抵銷本集團應付少數股東總額港幣2,000,000元致使該附屬公司之股本有所增加。

41. 結算日後事項

(a) 於二零零五年十二月三十日，本公司間接擁有89.92%權益的附屬公司勵駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元（相當於約港幣6,800,000元）轉讓法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司29%的股本權益。進一步詳情刊載於本公司於二零零六年一月三日之公佈內。

(b) 於二零零六年二月九日，本公司一間附屬公司與恒標有限公司（「恒標」）之董事羅先生及翟先生簽訂一項買賣協議。本公司將以約港幣835,000元之代價收購恒標之100%已發行股本。恒標之主要業務為電器用品零售。

於二零零五年十二月三十一日，本集團可供抵銷日後盈利之未動用稅項虧損約港幣991,418,000元（二零零四年：港幣1,010,766,000元）。本集團已就該等虧損確認約港幣36,000,000元（二零零四年：港幣121,714,000元）之遞延稅項資產。由於未能估計日後盈利流量，故並無就其餘約港幣955,418,000元（二零零四年：港幣889,052,000元）確認遞延稅項資產。稅項虧損可結轉五年或無限期結轉。

37. 股本

	股份數目	面值 港幣千元
法定股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年十二月三十一日一每股面值港幣0.10元	3,500,000,000	350,000
已發行及繳足股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年十二月三十一日一每股面值港幣0.10元	2,216,154,331	221,615

38. 儲備

本公司

	資本贖回儲備 港幣千元	可換股貸款票據儲備 港幣千元	繳入盈餘 港幣千元	累計虧損 港幣千元	合計 港幣千元
於二零零四年一月一日	916	–	361,491	(322,757)	39,650
年內盈利	–	–	–	3,125	3,125
於二零零四年十二月三十一日及二零零五年一月一日	916	–	361,491	(319,632)	42,775
年內虧損	–	–	–	(16,000)	(16,000)
確認可換股貸款票據之權益部分	–	185	–	–	185
於二零零五年十二月三十一日	916	185	361,491	(335,632)	26,960

根據百慕達一九八一年公司法（經修訂），本公司之繳入盈餘賬為可供分派。然而，本公司不得在以下情況下宣派或派付股息，或從繳入盈餘作出分派：

(a) 現時或將於付款後無法如期償還其負債；或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

截至二零零五年十二月三十一日，可供分派儲備結餘淨額港幣25,859,000元（二零零四年：港幣41,859,000元），包括繳入盈餘港幣361,491,000元（二零零四年：港幣361,491,000元）及累計虧損港幣335,632,000元（二零零四年：港幣319,632,000元）。

本集團貸款之實際利率範圍(亦等於合約規定利率)如下：

	二零零五年	二零零四年
實際利率：		
定息貸款	–	2.5%
浮息貸款	3.15%至10%	3.15%至8%

並非以相關集團公司功能貨幣計值之本集團貸款呈列如下：

	馬幣 *千元*	新加坡元 *千元*	日元 *千元*	美元 *千元*
於二零零五年十二月三十一日	3,156	482	10,850	2,682
於二零零四年十二月三十一日	3,845	742	3,364	17,692

於年內，本集團獲得金額約港幣312,447,000元之新批貸款。該項貸款以市場利率計息。所得款項用作營運資金之融資。

35. 少數股東貸款

於二零零四年十二月三十一日，該貸款為無抵押、免息及並無固定還款期，少數股東已同意自結算日起計十二個月內不會要求償還該貸款，因此該數額已分類為非流動負債。該項金額已於年內悉數償還。

36. 遞延税項(資產)／負債

	加速税項折舊 *港幣千元*	税項虧損 *港幣千元*	總計 *港幣千元*
於二零零四年一月一日	33,709	–	33,709
計入本年度收入	(8,615)	(21,300)	(29,915)
於二零零四年十二月三十一日及二零零五年一月一日	25,094	(21,300)	3,794
於年內損益表扣除／(計入)	(3,942)	15,000	11,058
於二零零五年十二月三十一日	21,152	(6,300)	14,852

以下為財務報告目的之遞延税項結餘分析：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
遞延税項負債	21,152	25,094
遞延税項資產	(6,300)	(21,300)
	14,852	3,794

34. 貸款

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
銀行透支	5,406	2,257
銀行貸款	77,654	31,865
	83,060	34,122
有抵押 *(附註第47項)*	75,751	25,318
無抵押	7,309	8,804
	83,060	34,122
一家供應商之有抵押貸款(下文附註)	–	130,322
	83,060	164,444
上述貸款屆滿期如下:		
一年內	69,333	32,820
一年以上,但不超過兩年	6,134	477
兩年以上,但不超過五年	7,593	825
五年以上	–	130,322
	83,060	164,444
減去:一年內到期應付款項(列於流動負債項下)	(69,333)	(32,820)
一年後到期應付款項	13,727	131,624

於二零零四年十二月三十一日,由一間供應商即三菱重工業株式會社(「三菱重工」)提供之一項貸款由本集團之投資物業擔保,年息為2.5%,並由二零一二年六月三十日起分十期每半年償還。

於二零零五年二月二十四日,就按二零零二年六月二十八日達成之貸款協議本集團欠三菱重工之到期債務,本集團與三菱重工達成債務清償協議。依據該債務清償協議,按截至二零零四年十二月三十一日止之本金加應計利息共約港幣135,000,000元,以約港幣46,800,000元悉數償還,導致約港幣88,200,000元收益。該項清償乃以本集團一項新借長期銀行貸款及本集團內部資源達成。進一步詳情刊載於本公司於二零零五年二月二十四日之公佈。

本集團之定息貸款及協定到期日如下:

	二零零五年	二零零四年
	港幣千元	*港幣千元*
定息貸款:五年以上	–	130,322

33. 融資租賃債務

	最低租賃付款		最低租賃付款現值	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本集團				
根據融資租賃之應付數額：				
於一年內	95	99	82	84
第二年至第五年（包括首尾兩年）	340	372	294	321
五年以上	29	100	25	87
	464	571	401	492
減去：未來融資費用	(63)	(79)	–	–
租賃債務現值	401	492	401	492
分析如下：				
列於流動負債項下一年內到期之數額			82	84
一年後到期之數額			319	408
			401	492

於截至二零零五年十二月三十一日止年度，平均實際借貸利率為年利率約4%（二零零四年：3%），利率在合約日期釐定。所有租賃以定期還款為基準及並無就或然租金付款作出安排。本集團之融資租賃債務由出租人對租賃資產之押記作抵押。融資租賃債務之賬面值與其公平值大致相等。

可換股貸款票據負債部分之變動呈列如下：

	本集團及本公司	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
於二零零五年八月十八日發行之可換股貸款票據面值	30,000	–
交易成本	(1,735)	–
權益部分	(185)	–
於二零零五年八月十八日初步確認之負債部分	28,080	–
利息支出 *(附註第10項)*	871	–
負債部分於二零零五年十二月三十一日	28,951	–

可換股貸款票據負債部分於二零零五年十二月三十一日之公平值（以結算日一項等同非可換股貸款按市場利率貼現預計未來現金流量之現值而確定）約為港幣28,951,000元。

32. 應付關聯公司款項

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
一年內償還之金額	4,100	9,726	877	2,177
一年後但兩年內償還之金額	5,352	–	1,162	–
	9,452	9,726	2,039	2,177

歸入流動負債之金額乃無抵押、免息及無固定還款期。關聯公司由本公司若干董事控制。於二零零五年十二月三十一日，應付關聯公司款項之公平值接近其對應賬面值。

歸入非流動負債之金額乃無抵押、免息，須於二零零七年償還。關聯公司由本公司若干董事控制應付關聯公司款項之實際利率為10%。於二零零五年十二月三十一日，自關聯公司所獲貸款之公平值為港幣5,352,000元，乃依據以結算日通行市場利率折現之估計未來現金流出量所得的現值釐定。

29. 貿易往來及其他應付賬款

於結算日，貿易往來應付賬款之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
三十天以內	5,598	5,070
三十一天至六十天	2,924	2,191
六十一天至九十天	4,404	3,337
九十一天至一年	719	988
一年以上	536	1,329
貿易往來應付賬款總額	14,181	12,915
客戶訂金、應付費用及其他應付賬款	104,651	94,853
	118,832	107,768

於二零零五年十二月三十一日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

30. 司法索償撥備

於二零零五年十二月三十一日，就本公司於中華人民共和國(「中國」)境內一間附屬公司所面臨之法律訴訟，本集團已作出一項金額約港幣30,656,000元之司法索償撥備。就於中國之法律訴訟，廣東省高級人民法院(「高級人民法院」)已於二零零六年一月二十四日對該附屬公司作出終審判決，判該附屬公司敗訴。鑑於高級人民法院的判決，該附屬公司正尋求法律意見，考慮作出任何進一步行動。詳細資料載於本公司於二零零六年二月十七日之公佈內。

31. 可換股貸款票據

本公司於二零零五年八月十八日向錦興集團有限公司發行本金額港幣30,000,000元之7.25%之可換股貸款票據。該可換股貸款票據以港幣為面值，賦予持有人權利可於發行日期至二零零八年九月五日之償還日期間任何時間以每份可換股貸款票據港幣0.10元之換股價兌換本公司普通股。倘票據不予兌換，將於二零零八年九月五日按面值贖回。7.25%之利息將每半年支付一次直至償還日期。有關詳情載於本公司於二零零五年八月十八日之公佈內。

可換股貸款票據分兩個組成部分，即負債及權益部分。於採納香港會計準則第32號「金融工具：披露及呈列」(見附註第2項)後，可換股貸款票據分為債務及權益部分。權益部分列於「可換股貸款票據－權益儲備」之權益一欄。負債部分之實際利率為10%。

27. 可供出售之金融資產

本集團

	二零零五年 *港幣千元*
於二零零五年一月一日	702
可供出售之金融資產公平值虧損	(175)
於二零零五年十二月三十一日	527
於二零零五年十二月三十一日之可供出售之金融資產包括：	
無牌價證券：	
無利息及到期日之債券	527

上述投資包括無牌價之債券，該等債券於二零零五年一月一日確定為可供出售之金融資產，並無固定到期日或票面息率。

可供出售之金融資產之公平值乃依據可觀察之市場價格或息率確定。可供出售之金融資產之公平值虧損，乃為截至二零零五年十二月三十一日止年度之減值虧損。董事認為，依據可觀察市場價格或息率估計之公平值(且已列入綜合資產負債表)，及公平值之相關變化(已列入綜合損益表)乃為合理，且於結算日為最恰當之價值。

28. 其他以公平值計入損益的金融資產

	本集團 二零零五年 *港幣千元*	本公司 二零零五年 *港幣千元*
於二零零五年一月一日	101	36
其他以公平值計入損益的金融資產之公平值虧損	(81)	(16)
於二零零五年十二月三十一日	20	20
有牌價之證券：		
於香港掛牌之股本證券	19	19
於其他地區掛牌之股本證券	1	1
	20	20

上述金融資產之賬面值歸類為持作買賣。

26. 證券投資／其他投資

於二零零四年十二月三十一日之證券投資／其他投資如下。於二零零五年一月一日採納香港會計準則第39號後，證券投資／其他投資按香港會計準則第39號歸類(見附註第2項)。

本集團

	其他投資 *港幣千元*	證券投資 *港幣千元*	總額 *港幣千元*
股本證券：			
有牌價證券	101	–	101
無牌價證券	–	75	75
	101	75	176
債券：			
無牌價債券	–	627	627
總額：			
有牌價			
香港	100	–	100
其他地區	1	–	1
無牌價	–	702	702
	101	702	803
就呈報的分析之賬面值：			
流動	101	–	101
非流動	–	702	702
	101	702	803
有牌價證券市值	101	–	101

本公司

	其他投資 *港幣千元*
股本證券：	
於香港掛牌	35
於其他地區掛牌	1
	36
有牌價證券市值	36

24. 貿易往來及其他應收賬款

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款減撥備之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
三十天以內	50,275	29,218
三十一天至六十天	11,175	10,609
六十一天至九十天	4,296	2,398
九十一天至一年	1,907	8,469
一年以上	2,002	1,986
貿易往來應收賬款減撥備總額	69,655	52,680
訂金、預付款及其他應收賬款	34,287	20,907
	103,942	73,587

於二零零五年十二月三十一日，本集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

就貿易往來應收賬款，並無重大集中信貸風險，因為本集團客戶數量眾多，分散於國際市場。

25. 應收／應付聯營公司／附屬公司款項

該等款額為無抵押、免息及無固定還款期。

21. 於附屬公司之投資

	本公司	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
無牌價股份，成本值	293,504	293,504
減：已確認之減值虧損	(30,736)	(30,736)
	262,768	262,768

本公司於二零零五年十二月三十一日之主要附屬公司資料列載於附註第50項內。

22. 於聯營公司之權益

本集團聯營公司之財務資料概要如下：

	二零零五年	二零零四年
	港幣千元	*港幣千元*
總資產	551,756	461,264
總負債	(420,513)	(295,059)
資產淨值	131,243	166,205
本集團應佔聯營公司之資產淨值	60,545	79,926
營業額	828,299	472,271
本年度虧損	(37,855)	(42,501)
本集團應佔聯營公司本年度業績	(20,739)	(19,743)

本集團於二零零五年十二月三十一日之主要聯營公司資料列載於附註第51項內。

23. 存貨

	本集團	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
製成品	70,400	72,558
零件	10,757	12,465
	81,157	85,023

上述金額內之港幣2,930,000元(二零零四年：無)之製成品，被用作銀行貸款之抵押。

19. 商譽

本集團	總額 *港幣千元*
成本	
於二零零四年一月一日	–
由增加於一間附屬公司之權益產生	2,713
於二零零四年十二月三十一日及二零零五年一月一日	2,713
採納香港財務報告準則第3號後撇銷累積攤銷（附註第2項）	(407)
於二零零五年十二月三十一日	2,306
攤銷	
於二零零四年一月一日	–
本年度攤銷	407
於二零零四年十二月三十一日及二零零五年一月一日	407
採納香港財務報告準則第3號後撇銷累積攤銷*（附註第2項）*	(407)
於二零零五年十二月三十一日	–
賬面金額	
於二零零五年十二月三十一日	2,306
於二零零四年十二月三十一日	2,306

於二零零四年，由增加於一間附屬公司之權益產生之商譽分五年期攤銷。

商譽減值測試資料列載於附註第20項內。

20. 商譽之減值測試

如附註第7項所闡釋，本集團採用業務分類為其呈報之主要分類。就減值測試，具有無限使用年期之商譽（見附註第19項）已被分配至一個現金產生單位，包括歸類於「汽車及汽車配件」之附屬公司。於二零零五年十二月三十一日，商譽賬面值（扣除累積攤銷）約為港幣2,306,000元。

於截至二零零五年十二月三十一日止年度，本集團董事確認本集團含有商譽之現金產生單位並無減值。

上述現金產生該單位可收回金額乃依據一項使用價值計算釐定。計算採用之現金流量預測乃基於管理層批准之一項涉時五年之財務預算，及10%折現率。使用價值計算之另一項關鍵假設乃預算毛利，該預算毛利乃依據該現金產生單位之過往表現及管理層對市場發展之預期而釐定。

於二零零五年十二月三十一日，本集團汽車之賬面淨值包括價值港幣442,400元（二零零四年：港幣582,000元）之融資租賃資產。本集團之租賃土地及樓宇已於一九九六年及二零零五年，由與本集團無關聯之獨立合資格專業估值師依據公開市場價值基準估值。

於一九九六年及二零零五年之估值，包括租賃土地及樓宇被停止歸類為投資物業時，該等租賃土地及樓宇之賬面值（等同其近似公平值）。假如租賃物業以其歷史成本減累積折舊，攤銷及減值虧損後入賬，則租賃物業之賬面值將為港幣14,086,000元（二零零四年：港幣8,765,000元）。

本集團以賬面金額約港幣84,347,000元（二零零四年：港幣112,208,000元）之土地及樓宇作為抵押，藉以為授予本集團之信貸擔保。（參閱附註第47項）

本公司	物業裝修	傢俬、裝置及設備	汽車	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
成本值				
於二零零四年一月一日	6,635	21,960	2,647	31,242
添置	8	103	–	111
由一間附屬公司轉撥	–	263	–	263
出售	–	–	(650)	(650)
於二零零四年十二月三十一日及二零零五年一月一日	6,643	22,326	1,997	30,966
添置	–	208	–	208
由一間附屬公司轉撥	–	41	–	41
出售	(399)	(6,227)	–	(6,626)
於二零零五年十二月三十一日	6,244	16,348	1,997	24,589
累積折舊				
於二零零四年一月一日	6,604	21,600	1,851	30,055
本年度折舊	15	159	179	353
由一間附屬公司轉撥	–	263	–	263
於出售時撇銷	–	–	(173)	(173)
於二零零四年十二月三十一日及二零零五年一月一日	6,619	22,022	1,857	30,498
本年度折舊	8	150	138	296
於出售時撇銷	(399)	(6,227)	–	(6,626)
於二零零五年十二月三十一日	6,228	15,945	1,995	24,168
賬面淨值				
於二零零五年十二月三十一日	16	403	2	421
於二零零四年十二月三十一日	24	304	140	468

18. 物業、廠房及設備

	在香港根據中期契約持有之土地及樓宇 港幣千元	物業裝修 港幣千元	傢俬、裝置及設備 港幣千元	機器及工具 港幣千元	汽車 港幣千元	總額 港幣千元
本集團						
成本值或估值						
於二零零四年一月一日	210,486	19,667	49,771	9,078	7,677	296,679
匯兌差額	–	2	51	7	13	73
添置	–	117	227	519	1,721	2,584
轉撥至投資物業	(70,556)	–	–	–	–	(70,556)
重新歸類	–	–	263	(263)	–	–
出售	–	(116)	(9,489)	(128)	(1,090)	(10,823)
於二零零四年十二月三十一日及二零零五年一月一日	139,930	19,670	40,823	9,213	8,321	217,957
匯兌差額	–	(2)	(20)	(1)	(20)	(43)
添置	–	10,559	3,166	2,239	2,919	18,883
轉撥至投資物業	(38,965)	–	–	–	–	(38,965)
由投資物業轉撥	5,558	–	–	–	–	5,558
重新歸類	–	–	856	(856)	–	–
出售	–	(6,102)	(12,694)	(2,977)	(4,356)	(26,129)
於二零零五年十二月三十一日	106,523	24,125	32,131	7,618	6,864	177,261
包括：						
按成本	90,325	24,125	32,131	7,618	6,864	161,063
按一九九六年估值	10,640	–	–	–	–	10,640
按二零零五年估值	5,558	–	–	–	–	5,558
	106,523	24,125	32,131	7,618	6,864	177,261
累積折舊						
於二零零四年一月一日	36,992	18,591	47,467	8,286	5,324	116,660
匯兌差額	–	2	46	3	15	66
本年度折舊	4,084	391	818	405	1,075	6,773
轉撥至投資物業	(13,354)	–	–	–	–	(13,354)
重新歸類	–	–	263	(263)	–	–
出售時撇銷	–	(67)	(9,175)	(114)	(360)	(9,716)
於二零零四年十二月三十一日及二零零五年一月一日	27,722	18,917	39,419	8,317	6,054	100,429
匯兌差額	–	(1)	(20)	(1)	(8)	(30)
本年度折舊	2,871	866	895	373	676	5,681
轉撥至投資物業	(8,417)	–	–	–	–	(8,417)
重新歸類	–	–	724	(724)	–	–
出售時撇銷	–	(5,826)	(12,510)	(2,975)	(1,755)	(23,066)
於二零零五年十二月三十一日	22,176	13,956	28,508	4,990	4,967	74,597
賬面淨值						
於二零零五年十二月三十一日	84,347	10,169	3,623	2,628	1,897	102,664
於二零零四年十二月三十一日	112,208	753	1,404	896	2,267	117,528

16. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用約為港幣1,499,000元(二零零四年：港幣1,642,000元)，此數額乃本集團按強積金條例指定比率對該基金之應付供款。

除香港以外之附屬公司外，本集團就定額供款計劃之應付供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣919,000元(二零零四年：港幣661,000元)。

17. 投資物業

	在香港根據中期契約持有之投資物業 *港幣千元*	在香港以外地區根據中期契約持有之投資物業 *港幣千元*	總額 *港幣千元*
本集團			
公平值			
於二零零四年一月一日	87,783	28,914	116,697
由物業、廠房及設備轉撥 *(附註第18項)*	57,202	–	57,202
於損益表確認之公平值增加╱(減少)	14,496	(16,090)	(1,594)
於二零零四年十二月三十一日及二零零五年一月一日	159,481	12,824	172,305
出售	–	(9,176)	(9,176)
由物業、廠房及設備轉撥 *(附註第18項)*	30,548	–	30,548
轉撥至物業、廠房及設備 *(附註第18項)*	(5,558)	–	(5,558)
於損益表確認之公平值增加	12,728	–	12,728
於二零零五年十二月三十一日	197,199	3,648	200,847

本集團投資物業於二零零五年十二月三十一日由獨立專業估值師邦盟滙駿評估有限公司(二零零四年：普敦國際評估有限公司)按公開市場及現有使用基準進行重估。

本集團已租出或空置作出租用途之投資物業均屬經營租賃，有關概要的進一步詳情載於財務報表附註第43項。

本集團以賬面金額約港幣197,199,000元之投資物業(二零零四年：港幣159,481,000元)作為抵押，藉以為授予本集團之信貸作擔保。(參閱附註第47項)

	袍金 港幣千元	其他酬金 薪金及其他福利 港幣千元	與業務表現相關之獎金 港幣千元	退休福利計劃之供款 港幣千元	酬金總額 港幣千元
非執行董事					
余金霞	20	–	–	–	20
獨立非執行董事					
李卓民	50	–	–	–	50
陳文生	50	–	–	–	50
陳德興（於二零零四年九月一日委任）	27	–	–	–	27
	127	–	–	–	127
二零零四年總額	147	3,577	657	30	4,411

與業務表現相關之獎金乃依據本集團之營業額或除稅後盈利之若干百分比釐定。

並無任何董事於年內放棄或同意放棄任何酬金。

(乙) 僱員酬金

年內，五位薪酬最高人士中，三位為董事（二零零四年：兩位董事），其酬金細節已於上文附註第15（甲）項內披露。餘下薪酬最高人士之酬金如下：

	二零零五年 港幣千元	二零零四年 港幣千元
薪金及其他福利	1,861	2,735
與業務相關表現之獎金	1,933	730
退休福利計劃之供款	16	36
	3,810	3,501

於下列酬金範圍，最高酬金之人士數目如下：

	二零零五年 僱員人數	二零零四年 僱員人數
港幣		
零元至1,000,000元	1	1
1,000,001元至1,500,000元	–	1
1,500,001元至2,000,000元	–	1
2,500,001元至3,000,000元	1	–
	2	3

14. 每股盈利

每股基本盈利之計算方法，乃根據權益持有人應佔盈利約港幣35,461,000元（二零零四年：港幣1,722,000元）及年內已發行普通股之加權平均數2,216,154,331股普通股（二零零四年：2,216,154,331股）計算。

由於本公司之未行使認股權及可換股貸款票據之行使價高於兩個年度之股份平均市價，故並無每股攤薄盈利。

15. 董事及僱員酬金

(甲) 董事酬金

已付或應付給十名董事（二零零四年：九名董事）每人之酬金如下：

		其他酬金			
	袍金	薪金及其他福利	與業務表現相關之獎金	退休福利計劃之供款	酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
執行董事					
李永森	–	–	320	–	320
李文輝	–	2,380	3,655	12	6,047
李文彬	–	–	230	4	234
孫志冲	–	860	449	12	1,321
汪滌東	–	812	520	12	1,344
	–	4,052	5,174	40	9,266
非執行董事					
余金霞	30	–	10	–	40
獨立非執行董事					
李卓民	80	–	–	–	80
陳文生	80	–	–	–	80
張應坤（於二零零五年十一月三日委任）	13	–	–	–	13
陳德興（於二零零五年十一月三日辭任）	67	–	–	–	67
	240	–	–	–	240
二零零五年總額	270	4,052	5,184	40	9,546
執行董事					
李永森	–	–	–	–	–
李文輝	–	2,412	602	12	3,026
李文彬	–	–	–	–	–
孫志冲	–	860	55	12	927
汪滌東（於二零零四年六月二十八日委任）	–	305	–	6	311
	–	3,577	657	30	4,264

12. 重組費用

二零零四年五月，本集團展開一項整體性節約計劃，以減低員工成本及其他開支。根據節約計劃，已終止聘用若干員工，而有關遣散費港幣1,320,000元亦已計入截至二零零四年十二月三十一日止年度之重組費用。

13. 所得稅

開支／(撥回)包括：

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
本年度稅項：		
香港利得稅	138	243
海外所得稅	306	170
	444	413
遞延稅項：		
本年度	11,058	(29,915)
本公司及其附屬公司應佔所得稅	11,502	(29,502)

香港利得稅乃根據本年度於香港產生之估計應課稅盈利按17.5%(二零零四年：17.5%)計算。

海外稅項乃根據各自司法權區之現行稅率計算。

本年度稅項開支／(撥回)可與除稅前盈利／(虧損)調節如下：

	二零零五年		二零零四年	
	港幣千元	%	*港幣千元*	%
除稅前盈利／(虧損)	48,898		(28,601)	
按香港利得稅稅率17.5%計算之稅項	8,557	17.5	(5,005)	(17.5)
應佔聯營公司業績之稅務影響	3,629	7.4	3,455	12.1
就稅務目的不可扣減開支之稅務影響	18,691	38.2	13,599	47.5
就稅務目的無需課稅之稅務影響	(14,813)	(30.3)	(19,210)	(67.2)
未予確認之遞延稅項資產之稅務影響	–	–	1	0.0
動用先前未予確認之遞延稅項資產	(6,136)	(12.5)	(4,745)	(16.6)
未予確認稅項虧損之稅務影響	1,788	3.7	3,944	13.8
已確認為遞延稅項資產之稅項虧損之稅務影響	–	–	(21,300)	(74.5)
於其他司法權區經營之附屬公司及聯營公司不同稅率之影響	58	0.1	(60)	(0.2)
其他	(272)	(0.6)	(181)	(0.6)
本年度稅項開支／(撥回)及有效稅率	11,502	23.5	(29,502)	(103.2)

應佔聯營公司之應佔稅項約為港幣88,000元(二零零四年：無)已計入綜合損益表內之「應佔聯營公司業績」。

9. 經營盈利

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
經營盈利已扣除：		
核數師酬金	730	662
折舊：		
自置資產	5,533	6,604
融資租賃資產	148	169
僱員成本，包括董事酬金	63,315	56,958
出售物業、廠房及設備之虧損	77	558
確認為開支之存貨成本（包括存貨減值至可變現淨值港幣1,736,000元（二零零四年：港幣624,000元））	549,330	487,512
商譽：		
年內攤銷	—	407
公平值虧損：		
可供出售之金融資產	175	—
其他以公平值計入損益之金融資產	81	—
衍生金融工具	17	—
外幣匯兌淨差額	696	332
並已計入：		
持有其他投資之未變現收益	—	1
利息收入	349	48

10. 財務費用

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	4,914	4,064
五年後全數償還之其他貸款	—	3,272
可換股貸款票據之實際利息支出 *（附註第31項）*	871	—
應付一間關聯公司非流動免息款項之應計利息支出	487	—
	6,272	7,336
融資租賃費用	13	8
銀行費用	400	558
	6,685	7,902

11. 出售附屬公司之虧損淨額

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
出售附屬公司之虧損淨額	—	1,745

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國（香港及澳門除外）（「中國」）及澳門。下表按市場地區分析本集團之營業額（不論商品／服務之原產地）：

	地區分類之營業額		對經營業績之貢獻	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	571,499	449,798	22,984	14,775
新加坡	56,027	53,160	51	353
馬來西亞	29,790	26,717	1,542	1,392
中國	11,931	58,824	(5,526)	(17,011)
澳門	19,966	27,871	845	478
其他	557	2,248	95	58
	689,770	618,618	19,991	45
其他營業收入			10,721	6,788
債務清償收益			88,178	–
司法索償撥備			(30,656)	–
未分類公司支出			(11,912)	(4,724)
經營盈利			76,322	2,109

按資產分佈之地區分析分類資產之賬面金額及資本支出如下：

	分類資產賬面金額		資本支出	
	二零零五年	二零零四年	二零零五年	二零零四年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	487,654	438,971	18,355	3,997
新加坡	22,991	20,343	349	767
馬來西亞	13,514	11,064	83	120
中國	91,406	141,235	96	–
澳門	41	48	–	–
	615,606	611,661	18,883	4,884

8. 其他營業收入

	二零零五年	二零零四年
	港幣千元	*港幣千元*
租金收入（扣除支出港幣5,104,000元（二零零四年：港幣5,537,000元）前）	7,684	6,439
佣金收入	1,050	349
一項終止協議之賠償	1,500	–
豁免應付一間關聯公司非流動免息款項之應計利息支出	487	–
	10,721	6,788

二零零四年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
綜合資產負債表								
資產								
分類資產	41,393	50,635	95,824	2,555	209,316	–	–	399,723
於聯營公司之權益	–	75,161	4,765	–	–	–	–	79,926
未分類公司資產								132,012
綜合總資產								611,661
負債								
分類負債	27,452	26,437	71,980	1,387	10,455	–	–	137,711
未分類公司負債								209,022
綜合總負債								346,733
其他資料								
資本支出	10	882	2,804	26	–	1,162	–	4,884
折舊及攤銷	76	311	1,689	44	33	5,027	–	7,180
投資物業								
公平值虧損	–	–	–	–	1,594	–	–	1,594
持作出售物業								
減值撥回至								
可變現淨值	–	–	–	–	(2,207)	–	–	(2,207)

二零零四年

	空調產品 *港幣千元*	影音設備及其他電器產品 *港幣千元*	汽車及汽車配件 *港幣千元*	直銷 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
營業額								
外部銷售收益	122,449	137,543	314,590	44,036	–	–	–	618,618
業務之間銷售收益	1,096	5,615	–	107	–	–	(6,818)	–
營業總額	123,545	143,158	314,590	44,143	–	–	(6,818)	618,618

業務之間銷售收益以當時市場價格入賬。

	空調產品 *港幣千元*	影音設備及其他電器產品 *港幣千元*	汽車及汽車配件 *港幣千元*	直銷 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
業績								
分類業績	3,931	(490)	10,338	(6,632)	(1,006)	–	692	6,833
未分類公司支出								(4,724)
經營盈利								2,109
財務費用								(7,902)
出售附屬公司之虧損淨額	–	–	–	–	(1,745)	–	–	(1,745)
重組費用								(1,320)
應佔聯營公司業績	–	(17,483)	(2,260)	–	–	–	–	(19,743)
除稅前虧損								(28,601)
所得稅撥回								29,502
本年度盈利								901

二零零五年

	空調產品 *港幣千元*	影音設備及其他電器產品 *港幣千元*	汽車及汽車配件 *港幣千元*	直銷 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
綜合資產負債表								
資產								
分類資產	26,790	50,643	126,386	1	227,384	8,249	–	439,453
於聯營公司之權益	–	52,930	7,615	–	–	–	–	60,545
未分類公司資產								115,608
綜合總資產								615,606
負債								
分類負債	18,139	21,154	86,711	–	3,884	37	–	129,925
未分類公司負債								181,160
綜合總負債								311,085
其他資料								
資本支出	303	295	16,074	–	–	2,211	–	18,883
折舊及攤銷	117	325	1,806	–	2,871	562	–	5,681
投資物業公平值收益	–	–	–	–	(12,728)	–	–	(12,728)
持作出售物業減值撥回至可變現淨值	–	–	–	–	(3,330)	–	–	(3,330)

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備（包括汽車音響產品）及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

有關該等業務之分類資料呈列如下：

二零零五年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額								
外部銷售收益	97,987	212,161	377,845	1,777	–	–	–	689,770
業務之間銷售收益	761	157	–	30	–	–	(948)	–
營業總額	98,748	212,318	377,845	1,807	–	–	(948)	689,770

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
業績								
分類業績	2,353	4,740	11,576	(962)	12,749	(361)	130	30,225
債務清償收益								88,178
未分類其他營業收入								487
司法索償撥備								(30,656)
未分類公司支出								(11,912)
經營盈利								76,322
財務費用								(6,685)
應佔聯營公司業績	–	(23,455)	2,716	–	–	–	–	(20,739)
除税前盈利								48,898
所得税開支								(11,502)
本年度盈利								37,396

5. 關鍵會計判斷及重要估計不確定因素

於執行公司會計政策（詳見附註第3項）過程，管理層作出如下對財務報表內確認金額有重要影響之判斷。具有可能導致下一財政年度資產及負債賬面值重要調整風險的有關未來之重要假設，及於結算日之重要估計不確定因素亦在下文討論。

壞賬及呆賬撥備

本集團之壞賬及呆賬撥備政策，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每名客戶之現有信貸能力及過往收賬紀錄。若本集團客戶之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

存貨撥備

本集團管理層於每個結算日審查賬齡分析，對陳舊及滯銷存貨計提撥備。管理層主要依據最後發票價格及現行市況估計此等製成品之可變現淨值。本集團於每個結算日逐項產品進行存貨審核，對陳舊存貨計提撥備。

估計商譽減值

釐定商譽是否減值需要對商譽分配之現金產生單位之使用價值進行估計。該使用價值計算需要本集團估計有關現金產生單位預期產生之未來現金流量及適當折現率，以計算現值。於二零零五年十二月三十一日，商譽賬面值為港幣2,306,000元。可收回金額計算詳情披露於附註第20項。

所得稅

本集團須於眾多司法權區繳納所得稅。釐定全球範圍之所得稅撥備須作出重要判斷。最終稅務結果不同於初步紀錄金額，有關差異將於作出釐定年度內之稅項賬目作出調整。

6. 營業額

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
銷售商品予客戶，扣除退回及折扣	642,964	576,232
保養維修服務之收入	46,806	42,386
	689,770	618,618

7. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

減值

於每個結算日，本集團會對有形資產及無形資產之賬面金額進行核查，以確定是否有跡象顯示這些資產已蒙受減值虧損。倘估計資產之可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回，該資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。

4. 金融風險管理目標及政策

本集團主要金融工具包括股票及債券投資、貸款、貿易應收款項，貿易應付款項及可換股貸款票據。此等金融工具之詳情於各自附註內披露。該等金融工具有關風險及減少該等風險之政策陳述如下。管理層對此類風險進行管理及監察，以確保及時有效採取恰當措施。

貨幣風險

本公司數間附屬公司有以外幣計值之銷售，令本集團面對外幣風險。為減低外幣風險，依據本集團風險管理政策，就高度可能之預計外幣銷售將簽訂外滙遠期合約。

本集團若干貿易應收款項、應收貸款及借款乃以外幣計值。管理層監察外滙風險並將考慮於必要時對沖重大外幣風險。

公平值利率風險

本集團之公平值利率風險主要涉及定息貸款（見附註第34項）。就此等定息貸款，本集團極力採用不同的貸款利率。

此外，本集團之計息融資租賃債務及銀行借貸承受利率變動風險。本集團之融資租賃債務及銀行借貸之利率及償還條款分別於附註第34及33項披露。

信貸風險

若交易對手未能履行責任，本集團就於二零零五年十二月三十一日每類已確認之金融資產所面對之最大信貸風險，乃於綜合資產負債表呈列之該等資產之賬面值。為使信貸風險減至最小，本集團已委派一組人員負責釐定信貸額度，信貸批准及其他監察程序，確保對過期債務採取跟進行動。此外，本集團於每個結算日對每項貿易應收債項之可收回金額進行審核，確保對不可收回金額計提足夠減值虧損。因此，董事認為本集團之信貸風險已大幅降低。

流動資金風險

本集團的流動資金風險管理包括分散資金來源。本集團定期檢討其主要資金來源狀況，確保擁有足夠財務資源以應付其財務承擔。

金融負債及權益

由一間集團公司發行之金融負債及權益工具，乃依據所簽署合約安排之實質，及對金融負債及權益工具之界定進行歸類。

一項權益工具乃證明於本集團資產之剩餘權益（扣減其所有負債後）之任何合約。本集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權益工具所採納之會計政策列載如下。

其他金融負債

其他金融負債包括貿易及其他應付款項，應付關聯公司款項，銀行貸款及融資租賃承擔採用實際利率方法計算攤銷成本入賬。

可換股貸款票據

本集團發行之可換股貸款票據包含金融負債及金融權益部分，並於初步確認時分開歸類於各自負債及權益部分。於初步確認時，負債部分之公平值乃按類似非可換股債券之現行市場息率釐定。發行可換股貸款票據所得款項淨額與歸入負債部分之公平值之差額（代表持有人將貸款票據轉換為權益之內置認購期權）計入權益（可換股貸款票據權益儲備）。

其後期間可換股貸款票據之負債部分採用實際利率法以攤銷成本入賬。權益部分（代表將負債部分轉換為本公司普通股之期權）將保留於可換股貸款票據儲備內直至內置期權被行使，（此時於可換股貸款票據權益儲備呈列之餘額將轉撥至股份溢價）。若該期權於到期日仍未行使，則於可換股貸款票據權益儲備呈列之餘額將被用於撥入保留盈利。期權於換股或失效時之損益概不會於損益內確認。

發行可換股貸款票據有關交易成本乃按所得款項分配比例，分配至負債及權益部分。與權益部分相關之交易成本直接從權益扣除。與負債部分相關之交易成本計入負債部分之賬面值並以實際利率法於可換股貸款票據年期內攤銷。

終止確認

當自一項金融資產收取現金流量之權利屆滿，或該項金融資產已轉讓且本集團已大體上轉移該金融資產所有權之全部風險及報償，該金融資產即被終止確認。於終止確認某項金融資產時，有關資產賬面值及已收代價之和，與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

金融負債則自本集團之資產負債表內移除（即當有關合約規定之責任被解除、取消或屆滿之時）。被終止確認之金融負債賬面值與已收代價之差額乃於損益內確認。

持有供出售物業

持有供出售物業以成本及可兑現淨值之較低者呈列。

之公平值或從中扣減(按適用者而定)。直接歸於收購金融資產或金融負債，且以公平值計入損益的交易成本即時計入損益。

金融資產

本集團之金融資產劃分為四類，包括以公平值計入損益的金融資產，貸款及應收款項，持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認及終止確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策說明如下。

以公平值計入損益的金融資產

以公平值計入損益的金融資產包括兩個分類，即持作買賣之金融資產及於初步確認時即定為以公平值計入損益之金融資產。於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。

貸款及應收款項

貸款及應收款項乃固定或可釐定付款，並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日，貸款及應收款項(包括貿易及其他應收款項及應收聯營公司款項)按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬。若有客觀證據顯示有關資產已減值，則於損益內確認減值虧損，其金額乃以該項資產之賬面值於以初始實際利率折現估計未來現金流量之現值之差額計量。若在較後期間，可收回金額增加而該增加是可客觀地與確認減值後發生事件有關連，減值虧損予以撥回，惟於減值撥回之日的資產賬面金額不得超過假如並無確認減值的已攤銷成本。

可供出售金融資產

可供出售金融資產乃被指定為或者無法歸入其他(如上所述)類別的非衍生金融工具。於初步確認後之每個結算日，可供出售金融資產以公平值計量。公平值變化於權益內確認，直至該金融資產被出售或被釐定應予減值，屆時之前已在權益內確認的累積損益將被剔除於權益，並於損益內確認。可供出售金融資產之任何減值虧損均於損益內確認。可供出售股票投資的減值虧損不會於隨後期間撥回。就可供出售債務投資而言，如其後該投資之公平價值增加，而該增加是可客觀地與確認減值虧損後發生的事件有關連，減值虧損隨後撥回。

於活躍市場並無可報市價而其公平值未能可靠地計量，且有相連之衍生工具及必須以交付無報價股票工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量。若有客觀證據顯示資產已減值，即確認減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。此等減值虧損概不於往後期間內撥回。

物業、機器及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時不再確認。於不再確認該資產時所產生之任何收益或虧損（以出售所得款項淨額與該項目之賬面值之差額計算），將計入不再確認年度之綜合收益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

於初步確認時，投資物業以成本入賬（包括任何直接應佔支出）。初步確認後，投資物業採用公平值模型計量。投資物業公平值變動產生之損益計入發生期間之損益賬。

一項投資物業被出售或該投資物業永久停止使用，或預期出售該項投資物業不會產生任何未來經濟收益，則該項投資物業被終止確認。終止確認某項資產產生之任何損益（按出售所得款項淨額與該資產賬面值之差計算）均列入有關項目被終止確認年度之損益表。

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中，現金及現金等值項目包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支。銀行透支呈列於資產負債表流動負債之貸款內。

撥備及或然負債

當本集團具有一項因過往事件導致之當前責任，且很有可能本集團被要求履行該項責任時，即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計，若影響重大則將金額貼現為現值。

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項事件會否出現，而出現與否非完全由集團控制；也可以是因過往事件而已經產生的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬，但會在賬目附註披露。若情況有變以致將來可能需要撥出資源以履行責任，即以撥備入賬。

金融工具

當本集團企業成為金融工具合約其中一方時，於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本（以公平值計入損益的金融資產及金融負債除外），於初步確認時計入金融資產或負債

現行應繳税項根據本年度之應課税盈利計算。應課税盈利與損益表內呈報之純利兩者差異乃基於其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税及不獲扣減之損益表項目所致。

遞延税項乃為財務報表內資產及負債賬面值與計算應課税盈利所用相應税基間之差異而產生之應繳付或可退回税項，並採用資產負債表負債法入賬。遞延税項負債一般按所有應課税之暫時性差異予以確認，而遞延税項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課税盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響税務盈利或會計盈利之交易中初步確認（業務合併之情況下除外）之其他資產及負債而引致，則有關資產及負債不予確認。

遞延税項負債按於附屬公司及聯營公司之投資所引致之應課税暫時性差異而予以確認，惟本集團可控制撥回之暫時性差異及不大可能於可見將來撥回之暫時性差異則除外。

遞延税項資產之賬面值於每個結算日作檢討，並作出調減直至不再可能會有足夠應課税盈利恢復全部或部分資產價值。

遞延税項按預計於償還負債或變現資產之期間內按適用之税率計算。遞延税項於損益中扣除或計入，惟倘遞延税項與直接在權益中扣除或計入權益之項目有關，在此情況下遞延税項亦會於權益中處理。

物業、廠房及設備

物業、廠房及設備均以成本值減除累計折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值，按其估計之可使用年期以直線法撇銷，所使用之年率如下：

	契約尚餘年期
－以中期契約持有之土地	$2^1/_2$－5%
－建於中期契約土地上之樓宇	20%
－物業裝修	10－20%
－傢俬、裝置及設備	20－$33^1/_3$%
－機器及工具	20－25%
－汽車	

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

就租賃分類而言一項土地及樓宇租賃中之土地及樓宇部分乃分開考慮，惟不能在土地及樓宇部份之間可靠地分配租賃款項者除外，而在此情況下，整項租賃一般被視為融資租約。倘可在土地及樓宇之間做出可靠之租賃款項分配，則土地之租賃權益將重新分類為經營租賃下之預付租賃款項，並按成本列賬及以直綫法於租期內攤銷。此會計政策之變動已追溯應用。倘未能在土地及樓宇部份之間作出可靠分配，則土地之租賃權益將繼續入賬為物業、機器及設備。由於董事認為在土地及樓宇部分部之間未能作出可靠分配，故並無於本財務報表中重列。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產（或倘屬較低者，則以最低租賃付款之現值）。承租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用攤入有關租賃期間之損益表內處理，以就每段會計期間計算出債務餘額之固定支出率。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣（外幣）進行之交易，一律以交易日現行滙率折算為其功能貨幣（即該企業經營之主要經濟環境通用之貨幣）入賬。於每個結算日，以外幣計值之貨幣項目以結算日現行滙率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行滙率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

因貨幣項目結算及貨幣項目折算產生之滙兑差額於產生期內之損益賬內確認，惟構成本集團對一項外國業務淨投資之貨幣項目所產生之滙兑差額除外，此類滙兑差額於綜合財務報表之權益部分確認。以公平值入賬之非貨幣項目，其重新折算產生之滙兑差額於當期損益賬內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之滙兑差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣（如港元），而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出現大幅波動則作別論，於此情況下，則採用於換算當日之適用匯率。所產生之匯兑差額（如有）乃確認作股本之獨立部分（匯兑儲備）。該等匯兑差額乃於海外業務被出售之期間內於損益賬內確認。

於二零零五年一月一日或以後，於收購海外業務時產生之有關所收購可識別資產之商譽及公平值調整乃處理為該海外經營業務之資產及負債，並按於結算日之適用匯率進行換算。產生之匯兑差額乃於匯兑儲備內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

所獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。當現金產生單位可收回值低於其賬面值，將首先分配減值虧損抵減該單位所獲分配任何商譽之賬面值，再依據該單位內每項資產賬面值按比例抵減其他資產。商譽之減值虧損於損益表內直接確認。商譽減值虧損並不於隨後期間內撥回。

之後一間附屬公司或聯營公司若被出售，則資本化商譽之應佔金額概於計算出售之盈利或虧損時計入。

收入確認

收益包括本集團日常業務中出售貨品及服務的已收或應收代價的公平值。收益在扣除退貨、回佣及折扣，及抵銷本集團間之銷售後列帳。收益按以下基準確認：

銷售商品收入乃於交貨及所有權已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用實際利率(即將該金融資產之估計未來現金流入量準確折現至其賬面淨額之利率)計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權利確認後方予入賬。

分部報告

業務分部乃一組提供產品或服務的資產及業務，所涉風險及回報與其他業務分部不同。地區分部指於個別經濟環境提供產品或服務，而所涉風險及回報有別於其他經濟環境經營之分部。

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之未到期淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

於附屬公司之投資

附屬公司指本集團有權控制其財務及營運政策並一般持有過半數投票權之所有公司(包括特定用途公司)。當評估本集團是否控制另一家公司時，將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入本公司之資產負債表內。

於聯營公司之權益

聯營公司指本集團對其有重大影響力但並無控制權，且一般持有20%至50%投票權之所有公司。

聯營公司之業績，資產及負債乃以會計權益法綜合入財務資料。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益(其包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份)，則本集團不再繼續確認其份佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

倘與本集團之一間聯營公司進行一組交易，則損益以本集團於有關聯營公司中之權益為限撇銷。

商譽

於二零零五年一月一日之前因收購所產生之商譽

因收購一間附屬公司或聯營公司(且協議日期早於二零零五年一月一日)所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或聯營公司可辨別資產及負債公平值內權益之差額。

就於二零零一年一月一日後因收購產生且已資本化之商譽，本集團已自二零零五年一月一日起停止攤銷，而此類商譽每年(或當指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試(見下列會計政策)。

於二零零五年一月一日或之後因收購所產生之商譽

因收購一間附屬公司或聯營公司(且協議日期為或遲於二零零五年一月一日)所產生之商譽乃收購成本超逾於協議日期本集團於相關附屬公司或聯營公司可辨別資產、負債及或然負債公平值內權益之差額。此等商譽乃按成本減任何累計減值虧損入賬。

因收購一間附屬公司所產生且已資本化之商譽於資產負債表內獨立呈列。因收購一間聯營公司所產生之資本化商譽(以權益會計法計算)，計入有關聯營公司之投資成本。

就減值測試，因收購產生之商譽被分配至每個預期因收購而產生協同效應之相關現金產生單位或單位組。獲分配商譽之現金產生單位將每年(或有指標顯示商譽相關之現金產生單位可能出現減值時)進行減值測試。於某財政年度因收購產生商譽時，

	二零零五年	二零零四年
	港幣千元	*港幣千元*
採納香港財務報告準則第3號之影響：		
行政費用減少－商譽攤銷	407	－
每股盈利（基本及攤薄）增加	0.02仙	－
採納香港會計準則第39號之影響：		
可供出售金融資產增加	527	－
證券投資減少	527	－
以公平值計入損益之金融資產增加	20	－
其他投資減少	20	－
衍生金融工具增加	3,910	－
行政費用增加：		
－可供出售金融資產	175	－
－衍生金融工具	17	－
每股盈利（基本及攤薄）減少	0.01仙	－

本集團並無提前採用以下已公布但尚未生效之新訂／經修訂準則及詮釋。

香港會計準則第1號（修訂）	資本披露
香港會計準則第19號（修訂）	精算損益，集團計劃及披露
香港會計準則第39號（修訂）	就預計集團間交易之現金流量對沖會計
香港會計準則第39號（修訂）	公平值認股權
香港會計準則第39號及香港財務報告準則第4號（修訂）	金融擔保合約
香港財務報告準則第7號	金融工具：披露
香港財務報告準則－詮釋第4號	確定一項安排是否含有一項租賃

3. 主要會計政策

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期（倘適用）止計算在內。

必要時，將調整附屬公司之財務報表，以令彼等之會計政策與本集團其他成員所採用者一致。

所有集團內公司間交易、結餘，收入及支出概於綜合時對銷。

就經綜合計算附屬公司，於彼等資產淨值之少數股東權益與本集團之權益分開呈列。資產淨值內少數股東權益包括於原始業務合併日期之權益，及自合併日期起少數股權之變化。少數股東應佔且數額超逾少數股東於附屬公司權益之虧損，乃針對本集團之權益進行分配，惟少數股東有具約束力責任並能夠作出額外投資彌補虧損之情形除外。

財務報告準則第2號對本集團之主要影響，乃其對授予本公司董事及僱員，於授出日確定之認股權公平值於整個待行使期之開支計量。運用香港財務報告準則第2號之前，於該類認股權行使之前，本集團並不確認其財務影響。

於採納香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」及香港會計準則第38號「無形資產」後，收購附屬公司、共同控制及聯營公司之商譽不再予以攤銷，由以往年度按其估計可使用年期進行攤銷，改為每年進行減值測試。任何於年度內確認之減值虧損於損益表扣除。此項會計政策之轉變已按預期由二零零五年一月一日起應用，而商譽攤銷已於二零零四年十二月三十一日終止。

會計政策之所有變動乃根據各自準則之過渡性條文而作出。除以下各項外，本集團所採納之所有準則均須追溯應用：

- 香港會計準則第16號－就自一項資產交易中購入之物業、廠房及設備，其初步計量乃依據公平值計算，且僅適用於未來交易；

- 香港會計準則第21號－作為海外業務一部分的、對商譽及公平值調整無追溯力之會計處理；

- 香港會計準則第39號－不允許根據此準則追溯確認、終止確認及計算金融資產及負債。本集團於二零零四年比較資料中就其他投資應用以往之會計實務準則第24號「證券投資會計」處理證券投資及對沖關係。會計實務準則第24號與香港會計準則第39號之會計差異所需之調整，已於二零零五年一月一日確定並確認；

- 香港會計準則第40號－由於本集團已採用公平值模式，本集團無須再重列比較資料，任何調整(包括對投資物業重估盈餘任何部分之重新分類)均須針對於二零零五年一月一日之保留溢利進行調整；

- 香港會計準則-詮釋第15號－於二零零五年一月一日前開始之任何租賃，其激勵措施均不要求確認；

- 香港財務報告準則第2號－所有於二零零二年十一月七日後授出且於二零零五年一月一日尚未歸屬之所有權益工具才須追溯應用；及

- 香港財務報告準則第3號－於二零零五年一月一日後不作追溯應用。

香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號(修訂)	金融資產及負債之過渡性及初步確認
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃－激勵措施
香港財務報告準則第2號	以股份方式支付
香港財務報告準則第3號	業務合併

除下文進一步載述者外，採納新訂／經修訂香港會計準則、詮釋及香港財務報告準則並無對本集團之會計政策造成重大影響。

概括而言：

- 香港會計準則第1號對少數股東權益、應佔聯營公司除稅後業績淨額之呈列及其他披露事項造成影響。
- 香港會計準則第2、7、8、10、16、23、27、28、33號及香港會計準則詮釋第15號對本集團政策並無重大影響。
- 香港會計準則第21號並未對本集團政策造成實質影響。每個合併實體之功能貨幣均已按經修訂標準之指引進行重估。
- 香港會計準則第24號對識別關連方及若干其他關聯方披露構成影響。

採納香港會計準則第17號「租賃」導致有關租賃土地由物業、廠房及設備重新分類為經營租賃之會計政策有變。倘土地及樓宇不能於收購日作可靠分配，土地及樓宇項目將繼續被視為物業、廠房及設備並以成本列賬。

採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」導致有關以公平值計入損益之其他金融資產及可供出售金融資產之分類之會計政策有變，同時亦導致按公平值確認衍生金融工具，公平值之變動於損益表確認。

於本年度，本集團首次應用香港會計準則第40號「投資物業」。本集團選擇運用公平價值模式對投資物業列賬，該模式規定由投資物業之公平價值轉變所產生之收益或虧損乃直接於其產生年度之損益內確認。於過往年度，根據以往之會計實務準則(「會計實務準則」)第13號，投資物業乃按公開市值計量，而重估盈餘或虧絀則計入投資物業重估儲備或於投資物業重估儲備扣除，除非該儲備之結餘不足以抵銷重估減值(在該情況下，重估減值超出投資物業重估儲備結餘之部分將於損益表扣除)。倘減值之前已於損益表扣除而及後產生重估增值，則相等於過往已扣除之減值部分會計入損益表。由二零零五年一月一日起，本集團已應用香港會計準則第40號之相關過渡性條文及選擇應用香港會計準則第40號。

於本年度，本集團採納香港財務報告準則第2號：「以股份形式支付」。該準則要求本集團於購買貨品或獲取服務以交換股份或股份權利(「權益結算交易」)時，或以一定數量股份或股份權利交換其他等值資產(「現金結算交易」)時，確認開支。香港

財務報表賬項附註

截至二零零五年十二月三十一日止年度

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要經營地點之地址於本年報公司資料部份披露。

本公司乃一間投資控股公司，其附屬公司主要從事高質素、名牌產品之進口、市場推廣、分銷業務、售後服務，為亞洲地區(特別是中華人民共和國(中國)大陸、香港、澳門、新加坡及馬來西亞市場)顧客提供服務。產品主要包括空調產品、家用電器、影音電子產品(包括汽車音響)、汽車及配件，以及其他電子產品。

財務報表以港幣(即本公司之功能貨幣)呈列。財務報表於二零零六年四月十一日由董事會批准並授權刊發。

2. 編製基準

此綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」，亦包含香港會計準則(「香港會計準則」)及其詮釋)、香港普遍接納之會計原則，香港公司條例之披露要求及香港聯合交易所有限公司證券上市規則(「上市規則」)之適用披露要求編製。該綜合財務報表按歷史成本慣例編製，惟若干可供出售金融資產之重估、以公平值計入損益之金融資產及金融負債(包括衍生金融工具)及以公平值入賬之投資物業例外。

依據香港財務報告準則編製財務報表，須採用若干關鍵會計估計。亦要求管理層於應用本公司會計政策時運用其判斷。

採納新訂／經修訂之香港財務報告準則

於二零零五年，本集團已採納以下有關其業務之香港財務報告準則之新訂／經修訂準則及詮釋。二零零四年之比較數字已根據有關之規定重列。

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量報表
香港會計準則第8號	會計政策、會計估計之變更及差錯
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利

	附註	二零零五年 港幣千元	二零零四年 港幣千元
投資業務			
出售投資物業		9,176	–
購買物業、廠房及設備		(18,883)	(2,584)
出售物業、廠房及設備所得款項		2,984	548
出售附屬公司所得款項	39	–	7,762
已收利息		349	228
增加於一間附屬公司之股權		–	(2,287)
於一間聯營公司之投資		–	(7,025)
投資業務所用現金淨額		(6,374)	(3,358)
融資業務			
新造銀行貸款		306,494	216,951
發行可換股貸款票據所得款項淨額		28,265	–
新訂融資租賃債務		–	540
償還銀行貸款		(260,662)	(261,043)
償還一名供應商墊付之貸款		(46,817)	–
因少數股東之出資而於一間附屬公司之股本增加		–	16
已付利息		(4,824)	(4,097)
償還融資租賃債務		(82)	(49)
償還一名少數股東之貸款		(128)	–
已付融資租賃費用		(13)	(8)
融資業務所得／(所用)現金淨額		22,233	(47,690)
現金及現金等值項目增加淨額		5,145	12,523
於一月一日之現金及現金等值項目		13,695	1,796
外幣匯率變動之影響		(237)	(624)
於十二月三十一日之現金及現金等值項目		18,603	13,695
現金及現金等值項目結餘分析			
即：			
現金及現金等值項目		24,009	15,952
銀行透支		(5,406)	(2,257)
		18,603	13,695

列載於第25至72頁之附註為該等財務報表之組成部分。

綜合現金流量表

截至二零零五年十二月三十一日止年度

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
經營業務		
除税前盈利／(虧損)	48,898	(28,601)
經作出以下調整：		
應佔聯營公司業績	20,739	19,743
利息收入	(349)	(48)
利息支出	6,272	7,336
融資租賃費用	13	8
折舊	5,681	6,773
商譽攤銷	—	407
應付附屬公司款項資本化之滙兑虧損	842	—
出售物業、廠房及設備之虧損	77	558
可供出售之金融資產公平值虧損	175	—
其他以公平值計入損益的金融資產公平值虧損	81	—
衍生金融工具公平值虧損	17	—
司法索償撥備	30,656	—
其他投資之未變現持有收益	—	(1)
持作出售物業減值至可變現淨值之撥回減值	(3,330)	(2,207)
投資物業公平值(收益)／虧損	(12,728)	1,594
出售附屬公司虧損淨額	—	1,745
一名供應商貸款之匯兑虧損	—	214
清償一項貸款之收益	(88,178)	—
豁免應付一間關聯公司非流動免息款項之應計利息支出	(487)	—
未計營運資金變動前之經營現金流量	8,379	7,521
存貨減少	3,866	22,110
持作出售物業減少	12,480	23,246
貿易往來及其他應收賬款增加	(31,246)	(7,674)
應收聯營公司款項減少／(增加)	4,403	(8,188)
應收關聯公司款項減少	—	2,085
貿易往來及其他應付賬款增加	12,612	21,752
應付票據(減少)／增加	(20,680)	4,932
應付董事款項減少	—	(1,619)
應付關聯公司款項減少	(274)	(429)
經營(所用)／所得現金	(10,460)	63,736
退回／(已付)香港利得税	44	(132)
已付海外税項	(298)	(33)
	(254)	(165)
經營業務(所用)／所得現金淨額	(10,714)	63,571

上表包括本集團應佔聯營公司之收購後累計虧損，詳情如下：

	港幣千元
於二零零四年一月一日	(27,616)
年內虧損	(19,743)
於二零零四年十二月三十一日	(47,359)
年內虧損	(20,739)
於二零零五年十二月三十一日	(68,098)

附註：本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

綜合權益變動報表

截至二零零五年十二月三十一日止年度

	本公司權益持有人應佔							
	股本 港幣千元	資本贖回儲備 港幣千元	外匯儲備 港幣千元	可換股貸款票據之權益部份 港幣千元	其他儲備 港幣千元 （附註）	累計虧損 港幣千元	少數股東權益 港幣千元	合計 港幣千元
本集團								
於二零零四年一月一日，前期呈報為權益	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
於二零零四年一月一日，前期獨立呈報為少數股東權益	–	–	–	–	–	–	–	–
於二零零四年一月一日，重列	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	(319)	–	–	–	–	(319)
直接於權益內確認之開支淨值	–	–	(319)	–	–	–	–	(319)
本年度盈利／（虧損）	–	–	–	–	–	1,722	(821)	901
本年度確認（支出）／收入總額	–	–	(319)	–	–	1,722	(821)	582
因一間附屬公司增加股本產生之增額	–	–	–	–	–	–	2,430	2,430
於二零零四年十二月三十一日及二零零五年一月一日，重列	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	2,012	–	–	–	–	2,012
直接於權益確認之收入淨額	–	–	2,012	–	–	–	–	2,012
本年度盈利	–	–	–	–	–	35,461	1,935	37,396
本年度確認收入總額	–	–	2,012	–	–	35,461	1,935	39,408
確認可換股貸款票據之權益部分	–	–	–	185	–	–	–	185
於二零零五年十二月三十一日	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521

資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元
非流動資產			
物業、廠房及設備	18	421	468
於附屬公司之投資	21	262,768	262,768
		263,189	263,236
流動資產			
貿易往來及其他應收賬款		813	1,421
應收附屬公司款項	25	176,405	69,400
其他投資	26	—	36
其他以公平值計入損益的金融資產	28	20	—
現金及現金等值項目		78	365
		177,316	71,222
流動負債			
貿易往來及其他應付賬款		3,217	2,826
應付附屬公司款項	25	157,723	65,065
應付關聯公司款項	32	877	2,177
		161,817	70,068
流動資產淨值		15,499	1,154
總資產減流動負債		278,688	264,390
非流動負債			
可換股貸款票據	31	28,951	—
應付一間關聯公司款項	32	1,162	—
		30,113	—
資產淨值		248,575	264,390
本公司權益持有人應佔資本及儲備			
股本	37	221,615	221,615
儲備	38	26,960	42,775
總權益		248,575	264,390

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重列)
非流動負債			
可換股貸款票據	*31*	28,951	—
一年後到期之融資租賃債務	*33*	319	408
一年後到期之貸款	*34*	13,727	131,624
一名少數股東貸款	*35*	—	128
應付一間關聯公司款項	*32*	5,352	—
遞延税項負債	*36*	21,152	25,094
		69,501	157,254
資產淨值		304,521	264,928
資本及儲備			
股本	*37*	221,615	221,615
儲備		79,362	41,704
本公司權益持有人應佔權益		300,977	263,319
少數股東權益		3,544	1,609
總權益		304,521	264,928

列載於第25至72頁之附註為該等財務報表之組成部分。

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重列)
非流動資產			
投資物業	17	200,847	172,305
物業、廠房及設備	18	102,664	117,528
商譽	19	2,306	2,306
於聯營公司之權益	22	60,545	79,926
證券投資	26	–	702
可供出售之金融資產	27	527	–
遞延稅項資產	36	6,300	21,300
		373,189	394,067
流動資產			
存貨	23	81,157	85,023
持作出售物業之可變現淨值		24,851	34,000
貿易往來及其他應收賬款	24	103,942	73,587
應收聯營公司款項	25	4,528	8,931
其他投資	26	–	101
其他以公平值計入損益的金融資產	28	20	–
衍生金融工具	46	3,910	–
現金及現金等值項目	47	24,009	15,952
		242,417	217,594
流動負債			
貿易往來及其他應付賬款	29	118,832	107,768
司法索償撥備	30	30,656	–
應付票據		18,160	38,840
應繳稅項		421	241
應付關聯公司款項	32	4,100	9,726
一年內到期之融資租賃債務	33	82	84
一年內到期之貸款	34	69,333	32,820
		241,584	189,479
流動資產淨值		833	28,115
總資產減流動負債		374,022	422,182

2. 經審核財務報表

以下為摘錄自本公司截至二零零五年十二月三十一日止年度年報之本集團經審核財務報表：

綜合損益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重列)
營業額	6及7	689,770	618,618
銷售成本		(549,330)	(487,512)
毛利		140,440	131,106
其他營業收入	8	10,721	6,788
分銷費用		(50,413)	(55,850)
行政費用		(95,101)	(80,548)
出售持作出售物業之虧損		(2,905)	—
投資物業公平值收益／(虧損)	17	12,728	(1,594)
持作出售物業減值撥回至可變現淨值		3,330	2,207
債務清償收益	34	88,178	—
司法索償撥備	30	(30,656)	—
經營盈利	9	76,322	2,109
財務費用	10	(6,685)	(7,902)
出售附屬公司之虧損淨額	11	—	(1,745)
重組費用	12	—	(1,320)
應佔聯營公司業績	22	(20,739)	(19,743)
除税前盈利／(虧損)		48,898	(28,601)
所得税(開支)／撥回	13	(11,502)	29,502
本年度盈利		37,396	901
應佔：			
本公司權益持有人		35,461	1,722
少數股東權益		1,935	(821)
		37,396	901
本公司權益持有人應佔之每股盈利			
— 基本及攤薄	14	1.60仙	0.08仙

列載於第25至72頁之附註為該等財務報表之組成部分。

1. 財務資料概要

以下概述本集團截至二零零五年十二月三十一日止三個年度及截至二零零六年六月三十日止兩個六個月綜合損益表以及資產及負債：

	截至十二月三十一日止年度			截至六月三十日止六個月	
	二零零三年 港幣千元 (經審核)	二零零四年 港幣千元 (經審核)	二零零五年 港幣千元 (經審核)	二零零五年 港幣千元 (未經審核)	二零零六年 港幣千元 (未經審核)
業績					
營業額	553,232	618,618	689,770	324,610	308,211
銷售成本	(432,584)	(487,512)	(549,330)	(261,026)	(244,929)
毛利	120,648	131,106	140,440	63,584	63,282
經營（虧損）／盈利	(49,377)	2,109	76,322	95,020	(5,801)
稅前（虧損）／盈利	(82,632)	(28,601)	48,898	91,795	(10,409)
所得稅（開支）／撥回	(2,699)	29,502	(11,502)	(12,426)	(6)
持作買賣之非流動資產之期內虧損	–	–	–	(3,008)	(6,093)
計入少數股東權益前（虧損）／盈利	(85,331)	901	37,396	76,361	(16,508)
少數股東權益	579	821	(1,935)	17	(177)
年內（虧損）／盈利	(84,752)	1,722	35,461	76,378	(16,685)
股息	0	0	0	0	0
每股（虧損）／盈利 －基本（*附註*）	(6.35)仙	0.08仙	1.60仙	34.46仙	(7.53)仙
資產及負債					
總資產	646,322	611,661	615,606	610,586	753,521
總負債	(384,406)	(346,733)	(311,085)	(268,693)	(464,452)
資產淨值	261,916	264,928	304,521	341,893	289,069
少數股東權益	–	(1,609)	(3,544)	(1,592)	(3,934)
股東資金	261,916	263,319	300,977	340,301	285,135

附註： 根據本公司股東於二零零六年六月十五日召開之股東特別大會上所通過之一項決議案，本公司股本中每十股每股面值港幣0.01元之普通股合併為一股每股面值港幣1.00元之股份。上文披露之截至二零零三年、二零零四年及二零零五年十二月三十一日止年度每股（虧損）／盈利並無計入股份合併之影響。就說明而言，截至二零零三年、二零零四年及二零零五年十二月三十一日止年度之經調整每股（虧損）／盈利分別為港幣(63.51)仙、港幣0.78仙及港幣16.00仙。

Che Chuen截至二零零五年十二月三十一日止兩個年度之經審核純利(除稅及非經常項目前及後)分別為453,000港元及1,466,000港元。東莞長興截至二零零五年十二月三十一日止兩個年度之經審核綜合虧損(除稅及非經常項目前及後)分別為16,844,000港元及30,497,000港元。由於Che Chuen及東莞長興目前暫無營業，及概無重大資產及業務運作，吾等認為出售事項對 貴集團之盈利及營運資金將不會造成任何重大不利影響。

建議

經考慮以上主要因素及理由後，吾等認為，出售事項既按正常商業條款及在日常及一般業務過程中進行，亦符合 貴公司及股東之整體利益，以及就貴公司及獨立股東而言屬公平合理。因此，吾等向獨立董事委員會及獨立股東建議，獨立股東應投票贊成將於股東特別大會上提呈有關批准出售事項之決議案。

此 致

和記行(集團)有限公司
獨立董事委員會
及獨立股東 台照

承董事會命
洛爾達有限公司
執行董事 *執行董事*
陳廣忠 **陳寶琴**
謹啟

二零零六年十二月四日

於二零零六年九月三十日，Che Chuen概無資產淨額或負債淨額，而東莞長興則有未經審核負債約為60,300,000港元。東莞長興於二零零六年九月三十日之未經審核負債淨額詳情(呈列於東莞長興之管理賬目)摘要如下：

	於二零零六年九月三十日之餘額 *(未經審核)* *千港元*
固定資產	0
流動資產	702
流動負債	(60,972)
訴訟索償撥備	(30,656)
應付　貴公司款項	(30,316)
非流動負債	0
負債淨額	(60,270)

如上所述，於二零零六年九月三十日，東莞長興並無固定資產，但有約61,000,000港元之流動負債，該項負債包括訴訟索償撥備約30,700,000港元(「撥備」)及應付　貴公司款項約30,300,000港元(「應付款項」)。於二零零六年十月三十一日，應付款項已經獲　貴公司豁免，因此Che Chuen之未經審核綜合負債淨額將下調約30,300,000港元。

鑑於Che Chuen及東莞長興均暫無營業，且並無重大資產及業務運作，再加上判決，吾等認為出售事項將令　貴集團擺脱訴訟及有關負債及改善　貴集團之資產淨額，並因而符合　貴公司及股東之整體利益。吾等亦認為，出售事項之1.00港元代價乃經公平磋商，並基於上文詳述之東莞長興負債淨額狀況，以及訴訟而釐定，就　貴公司及獨立股東而言屬公平合理。

出售事項對　貴集團之財務影響

鑒於東莞長興之負債淨額，　貴集團預料將因出售事項而獲得約30,000,000港元之收益。故此，吾等認為出售事項將對　貴集團之資產淨額狀況產生正面影響，並因此而符合　貴公司及股東之整體利益。

所考慮之主要因素及理由

在達致吾等對出售事項之意見時，吾等已考慮下列主要因素及理由：

出售事項之背景及理由

貴集團主要從事空調及冷凍產品、影音器材、汽車音響及電子產品、汽車及汽車配件，遊艇以及其他電子及電器產品的進口、市場推廣和分銷業務。Che Chuen之主要資產為於東莞長興之註冊資本中之92%間接權益。 貴集團牽涉及一宗由廣州市祥能置業投資有限公司作為原告人(「原告人」)，控告作為抗辯人之東莞長興之訴訟，當中原告人向抗辯人追討1,997,000美元(相等於約15,600,000港元)(「追討金額」)及相關利息。

李文輝先生認為，出售事項將對 貴公司產生正面影響，使 貴公司免於承擔東莞長興因訴訟而可能導致的所有負債及現金流出風險。鑑於對東莞長興所提出之訴訟之結果， 貴集團相信，通過進行出售事項使 貴集團遠離該訴訟及可能因此產生的任何責任，此舉乃符合 貴公司及各股東之利益。誠如 貴公司所述，Che Chuen與東莞長興暫無營業，亦無重大資產及業務運作。就此而言，吾等認為，出售事項對 貴集團現有業務運作並不會帶來任何不利影響。

訴訟與Che Chuen及東莞長興之財務狀況

於二零零四年三月二十六日，原告人針對東莞長興提出訴訟。原告人稱追討金額為東莞長興所欠應償還之款項，該款項由中國銀行東莞分行的承讓人轉讓予原告人，該銀行為原初向東莞長興授出該等金額之貸款人。

於二零零五年七月二十九日，東莞市法院判原告人勝訴，判東莞長興向原告人支付相當於其索賠的未償本金額及相關利息合計的金額及相關案件受理費。東莞長興已於二零零五年八月就東莞市法院的判決向廣東省高級人民法院提出上訴。廣東省高級人民法院於二零零六年一月二十四日作出書面判決(「判決」)，判原告人勝訴並駁回東莞長興上訴申請。於最後實際可行日期，東莞長興根據東莞市法院的判決應支付之金額合計約為32,600,000港元。

東之整體利益，以及獨立股東應否於股東特別大會上投票贊成出售事項向獨立董事委員會及獨立股東提供意見。

意見之基礎

在達致吾等之意見時，吾等乃依賴通函所載或所述之聲明、資料、意見及陳述，以及 貴公司與董事向吾等所提供之資料及陳述。吾等假設通函所載或所述之所有資料、陳述及意見，以及由 貴公司及董事提供並全權負責之所有資料及陳述，於作出時均屬真確無誤，並於本函件發出日期仍屬真確無誤。吾等亦已假設董事在通函所作出有關所信、意見、期望及意向之所有聲明，均經詳細垂詢及仔細考慮後作出。吾等並無理由認為吾等達致意見時所依賴之資料及陳述乃失實、不確或有誤導，吾等亦不知悉有遺漏任何重大事實，致使向吾等提供之資料及作出之陳述成為失實、不確或有誤導。董事願共同及個別對通函所載資料之準確性承擔全部責任。董事經作出一切合理查詢後確認，就彼等所深知，通函所表達之意見乃經審慎周密考慮後作出，並無遺漏任何其他事實或陳述致使通函（包括本函件）內任何聲明有所誤導。

吾等認為，吾等已審閱足夠資料以達致知情意見，以及為吾等之意見提供合理基礎。然而，吾等並未對出售事項之有關法律事宜及程序事宜進行任何研究、調查或核實，亦未對訴訟之任何法律事宜進行任何研究或調查。吾等亦進一步假設 貴公司已取得或將會取得（且不會予以撤回）所有達致有效進行出售事項所必須之重要政府、監管或其他機關的同意、權利、豁免、授權、許可及批准，而不會對 貴集團、 貴集團資產與負債或 貴集團透過出售事項所得之預期利益構成任何不利影響。吾等亦未對獲提供之資料進行任何獨立核實，亦無對 貴公司、Che Chuen、東莞長興及／或彼等各自之附屬公司或聯營公司之業務、財務狀況及前景進行任何深入調查。吾等沒有作任何承諾，亦不承擔任何責任，將吾等於最後實際可行日期後可能知悉而會影響本函件所表達意見之任何事實或事宜之任何變動告知任何人士。

以下為洛爾達有限公司就出售事項發出之意見函件全文，以供載入本通函。

洛爾達有限公司
香港中環
干諾道中60號
紐約行
7樓

敬啟者：

主要及關連交易

緒言

吾等獲委任為獨立董事委員會及獨立股東之獨立財務顧問，以就出售事項提供意見。出售事項詳情載於　貴公司日期為二零零六年十二月四日之致股東通函（「通函」，本函件為通函一部份）之董事會函件（「函件」）內。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零六年十一月十四日，WKHL與Surestatus訂立一份協議，據此WKHL同意出售而Surestatus同意購買Che Chuen之全部已發行股本，代價為1.00港元。Surestatus由　貴公司執行主席兼行政總裁李文輝先生全資擁有。根據上市規則第14章及第14A章，出售事項構成　貴公司一項主要及關連交易，須獲獨立股東於股東特別大會上批准，方可進行。

於最後實際可行日期，李文輝先生因於121,363,881股股份中擁有個人、家族及公司權益，而被視作於該121,363,881股（相當於　貴公司已發行股本約55%）股份中擁有權益。因此，李文輝先生與其聯繫人士（包括余金霞女士、李文彬先生、Fisherman Enterprises Inc，及Modern Orbit Limited以及彼等各自之聯繫人士）須於股東特別大會上就批准出售事項之有關決議案放棄投票。

吾等已獲委任，以就出售事項是否按正常商業條款及在日常及一般業務過程中進行，對　貴公司及獨立股東而言是否公平合理，是否符合　貴公司及股



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：720)

敬啟者：

主要及關連交易

吾等已獲委任組成為獨立董事委員會，向　閣下就協議條款及出售事項提供意見，詳情載列於二零零六年十二月四日向股東寄發之通函(「本通函」)之董事會函件內，此函件構成本通函之一部份。除非另有規定，本函件內所用之詞彙與本通函所界定之詞彙具相同意義。

在考慮載於本通函第4頁至第5頁之協議條款及出售事項、獨立財務顧問考慮之主要因素及理由與其載於本通函第11頁至第15頁之意見，以及載於本通函第3頁至第9頁「董事會函件」之其他因素後，吾等認為，協議條款及出售事項乃(i)基於正常商業條款訂定；(ii)屬公平合理；及(iii)符合本公司及股東之整體利益。

因此，吾等建議獨立股東投票贊成將於股東特別大會提呈有關批准協議條款及出售事項之普通決議案。

此　致

列位股東　台照

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
陳文生先生	**李卓民先生**	**張應坤先生**
	謹啟	

二零零六年十二月四日

* *僅供識別*

進一步資料

閣下請留意本通函第10頁所載之獨立董事委員會函件、本通函第11頁至第15頁所載獨立財務顧問之函件以及本通函各附錄所載之其他資料。

此 致

列位股東 台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零六年十二月四日

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

建議

本公司已委任獨立財務顧問就協議條款及出售事項向獨立董事委員會及獨立股東提供意見。獨立董事委員會經考慮獨立財務顧問之意見後，認為協議條款及出售事項對股東而言屬公平合理，因此建議獨立股東在股東特別大會上就協議及出售事項提呈之普通決議案投贊成票。

董事認為，協議條款及出售事項屬公平合理，並符合股東整體利益，因此建議獨立股東在股東特別大會上就協議及出售事項提呈之普通決議案投贊成票。

股東特別大會

第106頁至第107頁載有將於二零零六年十二月二十二日（星期五）上午九時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會之通告，會上將向獨立股東提呈普通決議案以供考慮，如認為合適，通過協議及其項下擬進行之交易。

隨附股東特別大會上使用之代表委任表格。倘　閣下未能出席股東特別大會及／或於會上投票，務請按照代表委任表格列印之指示將表格填妥，並於股東特別大會或其任何續會指定舉行時間48小時前交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585至609號和記行大廈A座10樓。填妥及交回代表委任表格後，　閣下仍可出席股東特別大會或其任何續會，並於會上投票。

出售事項之財務影響

本集團預期將因出售事項產生收益約30,000,000港元，此乃基於代價及Che Chuen於二零零六年十月三十一日之負債淨額計算。

出售事項對本集團並無重大不利影響。因出售事項令資產淨值有所增加，本集團之淨資產狀況因而有所改善。本集團將動用出售事項之所得款項作為一般營運資金。

上市規則之含義

由於按上市規則相關之適用百分比比率高於25%但低於75%，出售事項構成本公司一項主要交易，並須獲獨立股東批准，方可進行。由於Surestatus由本公司執行主席兼行政總裁李文輝先生全資擁有，根據上市規則第14A章，出售事項構成本公司一項關連交易。由於李文輝先生於121,363,881股股份中擁有個人、家族及公司權益，李文輝先生被視為於該121,363,881股(相當於本公司於最後實際可行日期之已發行股本約55%)股份中擁有權益。出售事項因此須獲獨立股東於股東特別大會上以投票表決方式批准，方可進行。

除李文輝先生、余金霞女士、李文彬先生、Fisherman Enterprises Inc.及Modern Orbit Limited及彼等各自之任何聯繫人士須根據上市規則之規定放棄投票外，並無其他股東須就批准協議及出售事項而提呈之決議案放棄投票。

要求以投票方式表決之程序

根據公司細則第70條，下列人士可(於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時)要求就任何於股東特別大會上提呈投票之決議案以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體可出席並於大會上投票之股東之投票權總額中所佔比例不少於十分之一；或

東莞長興截至二零零四年及二零零五年十二月三十一日止年度之除税及非經常項目前及後之經審核虧損分別為16,844,000港元及30,497,000港元。

Che Chuen於二零零六年六月三十日並無任何資產或負債淨額。東莞長興於二零零六年六月三十日之未經審核負債淨額為60,300,000港元。於二零零六年十月三十一日，本公司豁免應收Che Chuen之公司內部往來賬目結餘為30,300,000港元。該項公司內部結餘之豁免並非完成出售事項之先決條件。由於該項豁免，Che Chuen於二零零六年十月三十一日之未經審核綜合負債淨額將下調30,300,000港元；而Che Chuen於二零零六年十月三十一日之未經審核綜合累計虧損則約為27,700,000港元。

有關CHE CHUEN之資料

Che Chuen於東莞長興之註冊資本中擁有92%間接權益。東莞長興乃為購入一幅位於中國廣東省東莞市連平管理區大嶺山之土地之土地使用權而於一九九八年購入。鑒於對東莞長興所提出之訴訟之結果，本公司相信，通過進行出售事項使本集團遠離該訴訟及可能因此產生的任何責任，此舉實符合本公司及各股東之最佳利益。

進行出售事項的理由

本集團主要從事空調及冷凍產品、影音器材、汽車音響及電子產品、汽車及汽車配件，遊艇以及其他電子及電器產品的進口、市場推廣和分銷業務。

李文輝先生認為此次擬由其購買東莞長興將對本公司產生正面影響，使本公司免於承擔該附屬公司因訴訟而可能導致的所有負債及現金流出風險，從而提升本集團的資產淨值。因此，董事相信，出售事項之條款屬公平合理，並符合股東之整體利益。

於出售事項後，Che Chuen將不再為本公司之附屬公司。

先決條件：

出售事項須待已達成下列各項條件及於完成時已達成或獲Surestatus豁免餘下條件，方可作實：

(i) 就訂立及落實出售事項所規定或合適而獲得本公司獨立股東及聯交所作出之同意及向任何有關政府或監管機構及其他有關第三方於香港、百慕達或其他地方作出一切存檔；所有根據香港、百慕達或任何其他有關司法權區之法例規定之等候期已屆滿或終止；已遵守所有適用之法定或其他法律責任；

(ii) 已就出售事項取得／作出中國規定之一切相關批准、同意、註冊及／或許可(如有)，其中包括(視乎適用而定但並不限於)當地商務部就出售事項發出的批准及取得由中國當地工商行政管理局發出的本公司所需的營業執照。

於最後實際可行日期，上述條件均未達成。

訴訟

本公司已於二零零六年二月十七日公佈，東莞長興是廣州市祥能置業投資有限公司於二零零四年三月二十六日為追討1,997,000美元(相等於約15,600,000港元)及相關利息而提出之法律程序之被告。

於二零零六年一月二十四日，廣東省高級人民法院已確認東莞市中級人民法院的判決，判廣州市祥能置業投資有限公司勝訴，獲賠償約32,600,000港元(計算至最後實際可行日期)。自判決以來，就董事所知，廣州市祥能置業投資有限公司並未對東莞長興採取任何行動。

有關CHE CHUEN之財務資料

由於Che Chuen僅於二零零六年根據集團重組(據此Che Chuen成為東莞長興之中間控股公司)而成為東莞長興之股東，Che Chuen於截至二零零四年及二零零五年十二月三十一日止年度並無任何已包括東莞長興在內之經審核綜合財務資料。

Che Chuen截至二零零四年及二零零五年十二月三十一日止年度之經審核純利(除稅及非經常項目前及後)分別為453,000港元及1,466,000港元。

為遵守上市規則之規定，本公司已成立獨立董事委員會，就協議條款及出售事項向獨立股東提供意見。

本公司已委任獨立財務顧問為獨立財務顧問，就協議條款及出售事項向獨立董事委員會及獨立股東提供意見。

本通函之目的，乃向　閣下提供(其中包括)：(a)協議及出售事項之詳情；(b)獨立董事委員會就協議條款及出售事項之建議；及(c)獨立財務顧問就協議條款及出售事項向獨立董事委員會及獨立股東提供之意見。

協議

日期：

二零零六年十一月十四日

訂約方：

(i) WKHL(作為賣方)

(ii) Surestatus(作為買方)

經作出所有合理查詢後，據董事所知、所悉及所信，Surestatus從事投資控股業務。

內容：

Che Chuen之全部已發行股本。Che Chuen之主要資產為於東莞長興註冊資本中的92%間接權益。

代價：

1.00港元

該代價乃經過按公平原則磋商後，基於東莞長興於二零零六年十月三十一日之負債淨額為30,000,000港元，又是訴訟之被告而釐定。



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：720）

執行董事：
李永森先生*（榮譽主席）*
李文輝先生*（執行主席兼行政總裁）*
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585至609號
和記行大廈
A座10樓

敬啟者：

主要及關連交易

緒言

於二零零六年十一月十四日，本公司宣佈，本公司之全資附屬公司WKHL（作為賣方）與Surestatus（作為買方）訂立一份協議，據此WKHL同意出售而Surestatus同意購買Che Chuen之全部已發行股本，代價為1.00港元。

根據上市規則第14及14A章，出售事項構成本公司一項主要及關連交易，須獲獨立股東於股東大會上以投票表決方式批准，方可進行。Surestatus由本公司執行主席兼行政總裁李文輝先生全資擁有。

* *僅供識別*

「獨立股東」	指	除李文輝先生、余金霞女士、李文彬先生、Fisherman Enterprises Inc.及Modern Orbit Limited以外的股東以及其各自聯繫人士；
「最後實際可行日期」	指	二零零六年十一月三十日，即本通函付印前確定其中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「訴訟」	指	廣州市祥能置業投資有限公司對東莞長興提出的訴訟；
「中國」	指	中華人民共和國；
「人民幣」	指	人民幣，中國之法定貨幣；
「待售股本」	指	Che Chuen已發行股本中的全部權益；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東特別大會」	指	本公司之股東特別大會；
「股份」	指	本公司股本中每股面值1.00港元之股份；
「股東」	指	本公司之股東；
「聯交所」	指	香港聯合交易所有限公司；
「Surestatus」	指	Surestatus Group Limited，於英屬處女群島成立之公司，由李文輝先生全資擁有；
「WKHL」	指	Wo Kee Hong (B.V.I.) Limited，於英屬處女群島註冊成立之公司，為本公司之全資附屬公司；
「港元」	指	港元，香港之法定貨幣；
「%」	指	百分比。

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「協議」	指	WKHL與Surestatus於二零零六年十一月十四日訂立之協議；
「聯繫人士」	指	與上市規則所界定者具相同涵義；
「公司細則」	指	本公司不時經修訂之公司細則；
「Che Chuen」	指	Che Chuen Development Ltd.，本公司之全資附屬公司；
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「董事」	指	本公司之董事；
「出售事項」	指	WKHL根據協議向Surestatus出售待售股本；
「東莞長興」	指	東莞長興製冷設備有限公司，於中國成立之中外合資公司；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由陳文生先生、李卓民先生及張應坤先生組成的獨立董事委員會，彼等均為獨立非執行董事，就此交易提供意見；
「獨立財務顧問」	指	洛爾達有限公司，一間根據證券及期貨條例可從事第6類（就機構融資提供意見）受證券及期貨條例規管活動之持牌法團，並為獨立董事委員會及獨立股東就有關協議及出售事項擔任獨立財務顧問；

目　錄

頁次

釋義 1

董事會函件

緒言 3

協議 4

訴訟 5

有關Che Chuen之財務資料 5

有關Che Chuen之資料 6

進行出售事項的理由 6

出售事項之財務影響 7

上市規則之含義 7

要求以投票方式表決之程序 7

建議 8

股東特別大會 8

進一步資料 9

獨立董事委員會函件 10

獨立財務顧問函件 11

附錄一 － 本集團之財務資料 16

附錄二 － 一般資料 95

股東特別大會通告 106

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下對本通函任何方面如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行（集團）有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：720）

主要及關連交易

獨立董事委員會及獨立股東之
獨立財務顧問

洛爾達有限公司

獨立董事委員會之函件載於本通函第10頁，當中載有其向獨立股東作出有關協議條款及出售事項之建議。獨立財務顧問就有關協議條款及出售事項致獨立董事委員會及獨立股東之意見函件，則載於本通函第11頁至第15頁。

股東特別大會謹訂於二零零六年十二月二十二日（星期五）上午九時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行，召開股東特別大會之通告載於本通函第106頁至第107頁。倘　閣下未能出席大會及／或於會上投票，務請按照代表委任表格列印之指示將表格填妥，並於大會或其任何續會指定舉行時間48小時前交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585至609號和記行大廈A座10樓。填妥及交回代表委任表格後，　閣下仍可出席大會或其任何續會及於會上投票。

END

* *僅供識別*

二零零六年十二月四日